Form 20-F
period 2015-12-31
FULING GLOBAL INC.
filed 2016-03-30
CIK 1637921

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report……………

For the transition period from                        to

Commission file number 001-37602

Fuling Global Inc.
(Exact name of Registrant as specified in its charter)

Cayman Islands
(Jurisdiction of incorporation or organization)

Southeast Industrial Zone, Songmen Town
Wenling, Zhejiang Province
People’s Republic of China 317511
(Address of principal executive offices)

Gilbert Lee, Chief Financial Officer
+1-610-366-8070 – telephone
ir@fulingplasticusa.com Fuling Plastic USA, Inc.
6690 Grant Way, Allentown, PA 18106
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, par value $0.001 per share	Nasdaq

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 15,732,795  Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes    ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes    ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes    ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes    ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17    ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

☐ Yes    ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes    ☐ No

Conventions Used in this Annual Report

Except where the context otherwise requires and for purposes of this annual report on Form 20-F  only, “we,” “us,” “our company,” “Company,” “our” and “Fuling” refer to:

•	Fuling Global Inc., a Cayman Islands company (“FGI” when individually referenced), which is the parent holding company;

•	Total Faith Holdings Limited, a British Virgin Islands company (“Total Faith” when individually referenced), which is a wholly owned subsidiary of FGI;

•	Taizhou Fuling Plastics Co., Ltd., a PRC company (“Taizhou Fuling”), which is a wholly owned subsidiary of Total Faith;

•	Domo Industry Inc., a New York company (“Domo”), of which Total Faith owns 49% of the equity but maintains effective control;

•	Direct Link USA LLC, a Delaware company (“Direct Link”), which is a wholly owned subsidiary of Taizhou Fuling;

•	Fuling Plastic USA, Inc., a Pennsylvania company (“Fuling USA”), which is a wholly owned subsidiary of Taizhou Fuling; and

•	Zhejiang Great Plastics Technology Co., Ltd., a PRC company (“Great Plastics”), which is a wholly owned subsidiary of Taizhou Fuling.

This annual report contains translations of certain RMB amounts into U.S. dollar amounts at a specified rate solely for the convenience of the reader. The exchange rates in effect as of December 31, 2015 and 2014 were US $1.00 for RMB 6.4917 and RMB 6.1460, respectively. The average exchange rates for the years ended December 31, 2015 and 2014 were US $1.00 for RMB 6.2288 and RMB 6.1457, respectively. We use period-end exchange rates for assets and liabilities and average exchange rates for revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

For the sake of clarity, this annual report follows the English naming convention of first name followed by last name, regardless of whether an individual’s name is Chinese or English. For example, the name of the Chief Operating Officer and Chair of our board of directors will be presented as “Guilan Jiang,” even though, in Chinese, Ms. Jiang’s name is presented as “Jiang Guilan.”

We obtained the industry and market data used in this annual report or any document incorporated by reference from industry publications, research, surveys and studies conducted by third parties and our own internal estimates based on our management’s knowledge and experience in the markets in which we operate. We did not, directly or indirectly, sponsor or participate in the publication of such materials, and these materials are not incorporated in this annual report other than to the extent specifically cited in this annual report. We have sought to provide current information in this annual report and believe that the statistics provided in this p annual report remain up-to-date and reliable, and these materials are not incorporated in this annual report other than to the extent specifically cited in this annual report.

SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain matters discussed in this report may constitute forward-looking statements for purposes of the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. The words “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate,” and similar expressions are intended to identify such forward-looking statements. Our actual results may differ materially from the results anticipated in these forward-looking statements due to a variety of factors, including, without limitation, those discussed under “Item 3—Key Information—Risk Factors,” “Item 4—Information on the Company,” “Item 5—Operating and Financial Review and Prospects,” and elsewhere in this report, as well as factors which may be identified from time to time in our other filings with the Securities and Exchange Commission (the “SEC”) or in the documents where such forward-looking statements appear. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements.

The forward-looking statements contained in this report reflect our views and assumptions only as of the date this report is signed. Except as required by law, we assume no responsibility for updating any forward-looking statements.

PART I

Item 1.                   Identity of Directors, Senior Management and Advisers

Not applicable for annual reports on Form 20-F.

Item 2.                   Offer Statistics and Expected Timetable

Not applicable for annual reports on Form 20-F.

Item 3.                   Key Information

A. Selected Financial Data

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of comprehensive income data for the two years ended December 31, 2014 and 2015 and the selected consolidated balance sheets data as of December 31, 2014 and 2015 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with US GAAP.

(All amounts in thousands of U.S. dollars, except Dividend per share in Renminbi and Shares outstanding)

Statement of operations data:

	For the year ended December 31,
	2015	2014
Revenues	$91,294	$83,181
Gross profit	$23,648	$22,077
Operating expenses	$14,678	$12,429
Income from operations	$8,970	$9,649
Provision for Income taxes	$1,442	$1,369
Net income	$7,948	$7,728
Income from operations per share	$0.73	$0.83
Net income per share (basic and diluted)	$0.65	$0.64
Dividend per share in USD	$0	$0.88
Dividend per share in Renminbi	¥0	¥5.41

Balance sheet data:

	As of December 31,
	2015	2014
Current assets	$49,846	$34,700
Total assets	$75,729	$57,224
Current liabilities	$32,411	$39,769
Total liabilities	$32,411	$39,769
Total shareholders’ equity (net assets)	$43,319	$17,455
Capital stock	$16	$12
Shares outstanding	15,732,795	11,666,667

Exchange Rate Information

Our financial information is presented in U.S. dollars. Our functional currency is Renminbi (“RMB”), the currency of the PRC. Transactions denominated in currencies other than RMB are translated into RMB at the exchange rate quoted by the People’s Bank of China at the dates of the transactions. Exchange gains and losses resulting from transactions denominated in a currency other than the RMB are included in statements of operations as foreign currency transaction gains or losses. Our financial statements have been translated into U.S. dollars in accordance with ASC 830, “Foreign Currency Matters”. The financial information is first prepared in RMB and then is translated into U.S. dollars at period-end exchange rates as to assets and liabilities and average exchange rates as to revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income (loss) in shareholders’ equity. The relevant exchange rates are listed below:

	December 31, 2015		December 31, 2014
US$1:RMB exchange rate	Period End	6.4917	Period End	6.1460
	Average	6.2288	Average	6.1457

We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. We do not currently engage in currency hedging transactions.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated (www.oanda.com).

	Midpoint of Buy and Sell Prices for U.S. Dollar per RMB
Period	Period-End	Average	High	Low
2011	6.3540	6.4633	6.6357	6.3318
2012	6.3090	6.3115	6.3862	6.2289
2013	6.1090	6.1938	6.3087	6.1084
2014	6.1484	6.1458	6.2080	6.0881
2015	6.4917	6.2288	6.4917	6.0933
September	6.3568	6.3685	6.3836	6.3559
October	6.3185	6.3503	6.3600	6.3185
November	6.3982	6.3703	6.3982	6.3181
December	6.4917	6.4509	6.4917	6.3980
2016	6.5218	6.5444	6.6058	6.4559
January	6.5771	6.5643	6.5928	6.5023
February	6.5543	6.5497	6.5854	6.5169
March (through March 24, 2016)	6.5218	6.5078	6.5543	6.4559

As of March 24, 2016, the exchange rate is RMB 6.52175 to $1.00.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related to Our Business and Industry

Our U.S. competitors are significantly larger than our company.

The three largest U.S. suppliers of foodservice disposables account for a significant percentage of the industry. As of 2012, Dart Container Corporation, Reynolds Group/Pactiv and Georgia-Pacific collectively held approximately 29% of the U.S. market share in the foodservice disposables industry. The overall industry consists of a small number of competitors, with approximately 50% of our market controlled by the top 10 companies in the industry.

Concentration in the foodservice disposables industry varies widely within specific market segments, with some segments dominated by a small number of producers. For example, Dart Container is the leading supplier of plastic foodservice beverage cups, followed by Pactiv and Berry Plastics. By contrast, the market for cutlery is more fragmented, with a growing portion of the market supplied by contract manufacturers in China.

Nevertheless, we may be unable to compete effectively against such larger, better-capitalized companies, which have well-established, long-term relationships with the large customers we serve and seek to serve.

We are subject to risks related to our dependence on the strength of restaurant, retail and commercial sectors of the economy in various parts of the world.

Our business depends on the strength of the restaurant, retail and commercial sectors of the economy in various parts of the world, primarily in North America, and to a lesser extent Europe, Canada, Central and South America, the Middle East, Africa, and China. These sectors of the economy are affected primarily by factors such as consumer demand and the condition of the retail industry, which, in turn, are affected by general economic conditions. Challenging economic conditions in our target markets may exert considerable pressure on consumer demand, and the resulting impact on consumer spending may have an adverse effect on demand for our products, as well as our financial condition and results of operations.

Our projections and assumptions underlying may be inaccurate, resulting in slower than anticipated growth.

All statements, except historical data, are forward-looking statements. Although we believe the projections in these forward-looking statements are reasonable, we cannot guarantee these projections will happen. Our operational results in the future may be different from our estimates for many reasons, including but not limited to the oil price (our products are by-products of oil, so we are heavily impacted by oil price), shrinking fast food industry production caused by increased production cost and changed consumption habits of food industry, failure to grow capacity and capacity utilization as quickly as anticipated or at all, losing or failing to secure customers and customer orders, shutdown of important clients, and replacement of plastics industry by paper and wood products industry.

Our plans to continue to improve productivity and reduce costs may not be successful, which would adversely affect our ability to compete.

Our success depends on our ability to continually improve our manufacturing operations to gain efficiencies, reduce supply chain costs and streamline selling, general and administrative expenses in order to produce products that are reasonably priced, while still allowing our Company to invest in innovation.

In particular, we are in the midst of installing additional production lines in Allentown, Pennsylvania. Our goal is to manufacture in this facility certain products that are not efficient to manufacture and ship from China. This project may not be completed completely as planned, may be more costly to implement than expected, may have delays in implementation, or may not result in, in full or in part, the savings and other benefits anticipated. In addition, such initiatives require the Company to implement a significant amount of organizational changes, which could have a negative impact on employee engagement, divert management’s attention from other concerns, and if not properly managed, impact the Company’s ability to retain key employees, cause disruptions in the Company’s day-to-day operations and have a negative impact on the Company’s financial results.

Price increases in raw materials and sourced products could harm the Company’s financial results.

Our primary raw materials are (1) plastic resin (primarily polypropylene (“PP”) and polystyrene (“PS”) which includes General Purpose Polystyrene (“GPPS”) and High Impact Polystyrene (“HIPS”)), (2) plastic bags and membranes for packaging cutlery, (3) shipping cartons, (4) plastic colorants, (5) paper napkins, salt, pepper and wet wipes for inclusion in cutlery packages and (6) labeling materials. These raw materials are subject to price volatility and inflationary pressures. Our success is dependent, in part, on our continued ability to reduce our exposure to increases in those costs through a variety of programs, including sales price adjustments based on adjustments in such raw material costs, while maintaining and improving margins and market share. We also rely on third-party manufacturers as a source for our products. These manufacturers are also subject to price volatility and labor cost and other inflationary pressures, which may, in turn, result in an increase in the amount we pay for sourced products. Raw material and sourced product price increases may more than offset our productivity gains and price increases and may adversely impact the Company’s financial results.

Our reliance on third party logistics providers may put us at risk of service failures for our customers.

Although some of our larger competitors have integrated logistics and delivery service companies, we rely on third parties to ship our products from China to our customers. Even after completing installation of the production lines in our Allentown facility, we will continue to rely on third parties for transportation within the United States. One of the bases on which we compete (particularly with regard to our QSR customers) is service. To the extent we are unable to meet their demand for products or do not deliver products on time, we stand a substantial risk of losing key accounts. Because we rely on third parties for logistics services, we may be unable to avoid supply chain failures, even if we are able to meet our manufacturing obligations to customers.

If we fail to protect our intellectual property rights, it could harm our business and competitive position.

We rely on a combination of patent, trademark, domain name and trade secret laws and non-disclosure agreements and other methods to protect our intellectual property rights. We own thirty-three patents in China and one patent in U.S. covering our designs and production technology.

The process of seeking patent protection can be lengthy and expensive, our patent applications may fail to result in patents being issued, and our existing and future patents may be insufficient to provide us with meaningful protection or commercial advantage. Our patents and patent applications may also be challenged, invalidated or circumvented.

We also rely on trade secret rights to protect our business through non-disclosure provisions in employment agreements with employees. If our employees breach their non-disclosure obligations, we may not have adequate remedies in China, and our trade secrets may become known to our competitors.

Implementation of PRC intellectual property-related laws has historically been lacking, primarily because of ambiguities in the PRC laws and enforcement difficulties. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other western countries. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive, and we may need to resort to litigation to enforce or defend patents issued to us or to determine the enforceability, scope and validity of our proprietary rights or those of others. Such litigation and an adverse determination in any such litigation, if any, could result in substantial costs and diversion of resources and management attention, which could harm our business and competitive position.

Our Chinese patents and registered marks may not be protected outside of China due to territorial limitations on enforceability.

In general, patent and trademark rights have territorial limitations in law and are valid only within the countries in which they are registered.

At present, Chinese enterprises may register their trademarks overseas through two methods. One is to file an application for trademark registration in each single country or region in which protection is desired, while the other is to apply via the Madrid system for international trademark registration. By the second way, under the provisions of the Madrid Agreement concerning the International Registration of Marks (the “Madrid Agreement”) or the Protocol Relating to the Madrid Agreement concerning the International Registration of Marks (the “Madrid Protocol”), applicants may designate their marks in one or more member countries via the Madrid system for international registration.

As of the date of the filing, we have registered one trademark at the International Bureau of the World Intellectual Property Organization (“WIPO”) under the Madrid Agreement and Protocol. We have also applied for territorial extension by designating 15 member countries through WIPO. Currently the registration for this trademark is valid in 13 foreign member countries, including the U.S.

Similar with trademarks, Chinese enterprises may also register their patents overseas through two methods. One is to file an application for patent registration in each single country or region, and the other is to file international application with the China Intellectual Property Office or the International Bureau of World Intellectual Property Organization under the Patent Cooperation Treaty. However, such international application may relate to invention or utility model patents, but does not include industrial design patents.

As of the date of the filing, we have registered one design patent at the United States Patent and Trademark Office. This registration is only valid in the U.S. For more details, please see the disclosure of our patents

Currently, most of our patents and trademarks are registered in China. If we do not register them in other jurisdictions, they may not be protected outside of China. As a result, our business and competitive position could be harmed.

We may be exposed to intellectual property infringement and other claims by third parties which, if successful, could disrupt our business and have a material adverse effect on our financial condition and results of operations.

Our success depends, in large part, on our ability to use and develop our technology and know-how without infringing third party intellectual property rights. If we sell our branded products internationally, and as litigation becomes more common in China, we face a higher risk of being the subject of claims for intellectual property infringement, invalidity or indemnification relating to other parties’ proprietary rights. Our current or potential competitors, many of which have substantial resources and have made substantial investments in competing technologies, may have or may obtain patents that will prevent, limit or interfere with our ability to make, use or sell our branded products in either China or other countries, including the United States and other countries in Asia. The validity and scope of claims relating to patents in our industry involve complex scientific, legal and factual questions and analysis and, as a result, may be highly uncertain. In addition, the defense of intellectual property suits, including patent infringement suits, and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel. Furthermore, an adverse determination in any such litigation or proceedings to which we may become a party could cause us to:

•	pay damage awards;

•	seek licenses from third parties;

•	pay ongoing royalties;

•	redesign our branded products; or

•	be restricted by injunctions,

each of which could effectively prevent us from pursuing some or all of our business and result in our customers or potential customers deferring or limiting their purchase or use of our products, which could have a material adverse effect on our financial condition and results of operations.

Outstanding bank loans may reduce our available funds.

We have approximately $15.3 million in outstanding bank loans as of December 31, 2015. The loans are held at multiple banks and are secured by some of our land and property in China as the collateral for the debt. Our assets outside of China, including our Allentown assets, have not been used as collateral for the foregoing loans. While we believe we have adequate capital to repay these bank loans at present, there can be no guarantee that we will be able to pay all amounts when due or to refinance the amounts on terms that are acceptable to us or at all. If we are unable to make our payments when due or to refinance such amounts, our property could be foreclosed and our business could be negatively affected.

While we do not believe they will impact our liquidity, the terms of the debt agreements impose significant operating and financial restrictions on us. These restrictions could also have a negative impact on our business, financial condition and results of operations by significantly limiting or prohibiting us from engaging in certain transactions, including but not limited to: incurring or guaranteeing additional indebtedness; transferring or selling assets currently held by us; and transferring ownership interests in certain of our subsidiaries. The failure to comply with any of these covenants could cause a default under our other debt agreements. Any of these defaults, if not waived, could result in the acceleration of all of our debt, in which case the debt would become immediately due and payable. If this occurs, we may not be able to repay our debt or borrow sufficient funds to refinance it on favorable terms, if any.

We may be unable to refinance our short-term loans.

We expect to be able to refinance its short-term loans based on past experience and our good credit history. We do not believe failure to refinance from certain banks will have significant negative impact on our normal business operations. In both 2015 and 2014, our operating cash flow was positive. In addition, our related parties including our major shareholders and affiliate companies are willing to provide us financial support. However, it is possible for us to have negative cash flow in the future, and for our related parties to be unable or unwilling to provide us financial support as needed. As a result, the failure to refinance our short-term loans could potentially affect our capital expenditure and expansion of business.

If the value of our property decreases, we may not be able to refinance our current debt.

All of our current debt is secured by either mortgages on our real and other business property or guarantees by some of our shareholders. If the value of our real property decreases, we may find that banks are unwilling to loan money to us secured by our business property. A drop in property value could also prevent us from being able to refinance that loan when it becomes due on acceptable terms or at all.

We may require additional financing in the future and our operations could be curtailed if we are unable to obtain required additional financing when needed.

We may need to obtain additional debt or equity financing to fund future capital expenditures. While we do not anticipate seeking additional financing in the immediate future, any additional equity may result in dilution to the holders of our outstanding shares of capital stock. Additional debt financing may include conditions that would restrict our freedom to operate our business, such as conditions that:

•	limit our ability to pay dividends or require us to seek consent for the payment of dividends;

•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a portion of our cash flow from operations to payments on our debt, thereby reducing the availability of our cash flow to fund capital expenditures, working capital and other general corporate purposes; and

•	limit our flexibility in planning for, or reacting to, changes in our business and our industry.

We cannot guarantee that we will be able to obtain any additional financing on terms that are acceptable to us, or at all.

The loss of any of our key customers could reduce our revenues and our profitability.

Our key customers are principally multinational QSRs, third party distributors, and retail stores, mainly located in the U.S. For the year ended December 31, 2015, sales to our nine largest customers amounted in the aggregate to approximately 50.9% of our total revenue. For the year ended December 31, 2014, sales to our nine largest customers amounted in the aggregate to approximately 50.9% of our total revenue. There can be no assurance that we will maintain or improve the relationships with these customers, or that we will be able to continue to supply these customers at current levels or at all. Any failure to pay by these customers could have a material negative effect on our company’s business. In addition, having a relatively small number of customers may cause our quarterly results to be inconsistent, depending upon when these customers pay for outstanding invoices.

During the years ended December 31, 2015 and 2014, respectively, we had one and zero customers that accounted for 10% or more of our revenues.

Customer Name	Year Ended December 31, 2015	Year Ended December 31, 2014
Lollicup USA Inc.	12.9%	*

*	Less than 10% during the period.

If we cannot maintain long-term relationships with these major customers, the loss of our sales to them could have an adverse effect on our business, financial condition and results of operations.

We buy our supplies from a relatively limited number of suppliers.

During the year ended December 31, 2015, our four largest suppliers accounted for approximately 50% of our total purchases. During the year ended December 31, 2014, our six largest suppliers accounted for approximately 50.1% of our total purchases. During the years ended December 31, 2015 and 2014, respectively, we had two and two suppliers that accounted for 10% or more of our purchases.

Supplier Name	Year Ended December 31, 2015	Year Ended December 31, 2014
Brilliance Resources Company Limited	14.7%	14.7%
Koco Group Ltd	*	10.2%
Grand Chemical Group	17.3%	*

*	Less than 10% during the period.

Because we purchase a material amount of our raw materials from these suppliers, the loss of any such suppliers could result in increased expenses for our company and result in adverse impact on our business, financial condition and results of operations.

Our bank accounts are not fully insured or protected against loss.

We maintain our cash with various banks and trust companies located in mainland China, Hong Kong and the United States. Our cash accounts in the PRC are not insured or otherwise protected. To the extent our U.S. and Hong Kong accounts were to exceed statutory amounts, they would also not be fully protected against loss. Should any bank or trust company holding our cash deposits become insolvent, or if we are otherwise unable to withdraw funds, we would lose the cash on deposit with that particular bank or trust company.

We are substantially dependent upon our senior management and key research and development personnel.

We are highly dependent on our senior management to manage our business and operations and our key research and development personnel for the development of new products and the enhancement of our existing products and technologies. In particular, we rely substantially on our Chief Executive Officer, Mr. Xinfu Hu, and our Chief Operating Officer and Chair, Ms. Guilan Jiang, to manage our operations. Ms. Jiang and Mr. Hu are husband and wife and have been involved in the plastic industry for more than twenty years. Due to their experience in the industry and long relationships with our customer base, they would be difficult to replace.

While we provide the legally required personal insurance for the benefit of our employees, we do not maintain key person life insurance on any of our senior management or key personnel. The loss of any one of them would have a material adverse effect on our business and operations. Competition for senior management and our other key personnel is intense, and the pool of suitable candidates is limited. We may be unable to quickly locate a suitable replacement for any senior management or key personnel that we lose. In addition, if any member of our senior management or key personnel joins a competitor or forms a competing company, they may compete with us for customers, business partners and other key professionals and staff members of our company. Although each of our senior management and key personnel has signed a confidentiality and non-competition agreement in connection with his employment with us, we cannot assure you that we will be able to successfully enforce these provisions in the event of a dispute between us and any member of our senior management or key personnel.

In our efforts to develop new products and methods of manufacturing, we compete for qualified personnel with technology companies and research institutions. Intense competition for these personnel could cause our compensation costs to increase, which could have a material adverse effect on our results of operations. Our future success and ability to grow our business will depend in part on the continued service of these individuals and our ability to identify, hire and retain additional qualified personnel. If we are unable to attract and retain qualified employees, we may be unable to meet our business and financial goals.

Failure to manage our growth could strain our management, operational and other resources, which could materially and adversely affect our business and prospects.

Our growth strategy includes increasing market penetration of our existing products, developing new products and increasing the number and size of customers we serve. Pursuing these strategies has resulted in, and will continue to result in substantial demands on management resources. In particular, the management of our growth will require, among other things:

•	continued enhancement of our research and development capabilities;

•	stringent cost controls and sufficient liquidity;

•	strengthening of financial and management controls;

•	increased marketing, sales and support activities; and

•	hiring and training of new personnel.

If we are not able to manage our growth successfully, our business and prospects would be materially and adversely affected.

Risks Related to Doing Business in China

Labor laws in the PRC may adversely affect our results of operations.

On June 29, 2007, the PRC government promulgated the Labor Contract Law of the PRC, which became effective on January 1, 2008. The Labor Contract Law imposes greater liabilities on employers and significantly affects the cost of an employer’s decision to reduce its workforce. Further, it requires certain terminations be based upon seniority and not merit. In the event we decide to significantly change or decrease our workforce, the Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our business or in a timely and cost-effective manner, thus materially and adversely affecting our financial condition and results of operations.

Under the Enterprise Income Tax Law, we may be classified as a “Resident Enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.

China passed the Enterprise Income Tax Law, or the EIT Law, and it is implementing rules, both of which became effective on January 1, 2008. Under the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

On April 22, 2009, the State Administration of Taxation of China, or the SAT, issued the Circular Concerning Relevant Issues Regarding Cognizance of Chinese Investment Controlled Enterprises Incorporated Offshore as Resident Enterprises pursuant to Criteria of de facto Management Bodies, or the SAT Notice 82, further interpreting the application of the EIT Law and its implementation to offshore entities controlled by a Chinese enterprise or enterprise group. Pursuant to the SAT Notice 82, an enterprise incorporated in an offshore jurisdiction and controlled by a Chinese enterprise or enterprise group will be classified as a “non-domestically incorporated resident enterprise” if (i) its senior management in charge of daily operations reside or perform their duties mainly in China; (ii) its financial or personnel decisions are made or approved by bodies or persons in China; (iii) its substantial assets and properties, accounting books, corporate stamps, board and shareholder minutes are kept in China; and (iv) at least half of its directors with voting rights or senior management often resident in China. After SAT Notice 82, the SAT issued a bulletin, known as SAT Bulletin 45, which took effect on September 1, 2011, to provide more guidance on the implementation of SAT Notice 82 and clarify the reporting and filing obligations of such “non-domestically incorporated resident enterprise.” SAT Bulletin 45 provides procedures and administrative details for the determination of resident status and administration on post-determination matters. On January 29, 2014, the SAT issued Announcement of the State Administration of Taxation on Recognizing Resident Enterprises Based on the Criteria of de facto Management Bodies, to further clarify the reporting and filing procedure for offshore entities controlled by a Chinese enterprise or enterprise group and recognized as a resident enterprise.

The determining criteria set forth in SAT Notice 82 and SAT Bulletin 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, PRC enterprise groups or by PRC or foreign individuals. If the PRC tax authorities determine that FGI or its subsidiaries is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as non-China source income would be subject to PRC enterprise income tax at a rate of 25%. Currently, we do not have any non-China source income, as we complete our sales, including export sales, in China. Second, under the EIT Law and its implementing rules, dividends paid to us from our PRC subsidiaries would be deemed as “qualified investment income between resident enterprises” and therefore qualify as “tax-exempt income” pursuant to the clause 26 of the EIT Law. Finally, it is possible that future guidance issued with respect to the new “resident enterprise” classification could result in a situation in which the dividends we pay with respect to our ordinary shares, or the gain our non-PRC stockholders may realize from the transfer of our ordinary shares, may be treated as PRC-sourced income and may therefore be subject to a 10% PRC withholding tax. If we are required under the EIT Law and its implementing regulations to withhold PRC income tax on dividends payable to our non-PRC stockholders, or if non-PRC stockholders are required to pay PRC income tax on gains on the transfer of their shares of ordinary shares, our business could be negatively impacted and the value of your investment may be materially reduced. Further, if we were treated as a “resident enterprise” by PRC tax authorities, we would be subject to taxation in both China and such countries in which we have taxable income, and our PRC tax may not be creditable against such other taxes.

We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption law.

We are subject to the U.S. Foreign Corrupt Practices Act (“FCPA”), and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute for the purpose of obtaining or retaining business. We are also subject to Chinese anti-corruption laws, which strictly prohibit the payment of bribes to government officials. We have operations, agreements with third parties, and make sales in China, which may experience corruption. Our activities in China create the risk of unauthorized payments or offers of payments by one of the employees, consultants or distributors of our company, because these parties are not always subject to our control. We are in process of implementing an anticorruption program, which prohibits the offering or giving of anything of value to foreign officials, directly or indirectly, for the purpose of obtaining or retaining business. The anticorruption program also requires that clauses mandating compliance with our policy be included in all contracts with foreign sales agents, sales consultants and distributors and that they certify their compliance with our policy annually. It further requires that all hospitality involving promotion of sales to foreign governments and government-owned or controlled entities be in accordance with specified guidelines. In the meantime, we believe to date we have complied in all material respects with the provisions of the FCPA and Chinese anti-corruption laws.

However, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants or distributors of our Company may engage in conduct for which we might be held responsible. Violations of the FCPA or Chinese anti-corruption laws may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the government may seek to hold our Company liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct a substantial amount of our business through our subsidiaries in China. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws and regulations applicable to wholly foreign-owned enterprises. The PRC legal system is based on statutes. Prior court decisions may be cited for reference but have limited precedential value.

Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because some of these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. FGI receives revenues and purchases raw materials primarily in U.S. dollars but incurs other expenses primarily in RMB. Although our main suppliers are based in mainland China or based in Hong Kong with Chinese operating subsidiaries, some of them provide quotations in U.S. dollars. We choose quotations based on price competitiveness. In the past, U.S. dollars quotations were more competitive so we purchase almost all of our raw materials in U.S. dollars. However, recently several RMB quotations were more competitive and we accepted them and paid in RMB.

Under our current corporate structure, FGI’s income is primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our security-holders.

We are a holding company and we rely for funding on dividend payments from our subsidiaries, which are subject to restrictions under PRC laws.

We are a holding company incorporated in the Cayman Islands, and we operate our core businesses through our subsidiaries in the PRC and the United States. Therefore, the availability of funds for us to pay dividends to our shareholders and to service our indebtedness depends upon dividends received from these PRC subsidiaries. If our subsidiaries incur debt or losses, their ability to pay dividends or other distributions to us may be impaired. As a result, our ability to pay dividends and to repay our indebtedness will be restricted. PRC laws require that dividends be paid only out of the after-tax profit of our PRC subsidiaries calculated according to PRC accounting principles, which differ in many aspects from generally accepted accounting principles in other jurisdictions. PRC laws also require enterprises established in the PRC to set aside part of their after-tax profits as statutory reserves. These statutory reserves are not available for distribution as cash dividends. In addition, restrictive covenants in bank credit facilities or other agreements that we or our subsidiaries may enter into in the future may also restrict the ability of our subsidiaries to pay dividends to us. These restrictions on the availability of our funding may impact our ability to pay dividends to our shareholders and to service our indebtedness.

Our business may be materially and adversely affected if any of our PRC subsidiaries declare bankruptcy or become subject to a dissolution or liquidation proceeding.

The Enterprise Bankruptcy Law of the PRC, or the Bankruptcy Law, came into effect on June 1, 2007. The Bankruptcy Law provides that an enterprise will be liquidated if the enterprise fails to settle its debts as and when they fall due and if the enterprise’s assets are, or are demonstrably, insufficient to clear such debts.

Our PRC subsidiaries hold certain assets that are important to our business operations. If any of our PRC subsidiaries undergoes a voluntary or involuntary liquidation proceeding, unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

According to the SAFE’s Notice of the State Administration of Foreign Exchange on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, effective on December 17, 2012, and the Provisions for Administration of Foreign Exchange Relating to Inbound Direct Investment by Foreign Investors, effective May 13, 2013, if any of our PRC subsidiaries undergoes a voluntary or involuntary liquidation proceeding, prior approval from the SAFE for remittance of foreign exchange to our shareholders abroad is no longer required, but we still need to conduct a registration process with the SAFE local branch. It is not clear whether “registration” is a mere formality or involves the kind of substantive review process undertaken by SAFE and its relevant branches in the past.

Fluctuations in exchange rates could adversely affect our business and the value of our securities.

Changes in the value of the RMB against the U.S. dollar, Euro and other foreign currencies are affected by, among other things, changes in China’s political and economic conditions. Any significant revaluation of the RMB may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on our shares in U.S. dollar terms. For example, to the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of paying dividends on our Ordinary Shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, fluctuations of the RMB against other currencies may increase or decrease the cost of imports and exports, and thus affect the price-competitiveness of our products against products of foreign manufacturers or products relying on foreign inputs.

Since July 2005, the RMB is no longer pegged to the U.S. dollar. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market.

We reflect the impact of currency translation adjustments in our financial statements under the heading “accumulated other comprehensive income (loss).” For years ended December 31, 2015 and 2014, we had a negative adjustment of $702,167 and a negative adjustment of $164,781, respectively, for foreign currency translations. Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currencies.

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations and our reputation and could result in a loss of your investment in our shares, especially if such matter cannot be addressed and resolved favorably.

Recently, U.S. public companies that have substantially all of their operations in China, have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in some cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our company and our business. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend the Company. This situation may be a major distraction to our management. If such allegations are not proven to be groundless, our company and business operations will be severely hampered and your investment in our shares could be rendered worthless.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to penalties and limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to distribute profits to us, or otherwise adversely affect us.

The SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions.

SAFE Circular 37 was issued to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75.

If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE branches, our PRC subsidiary may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiary. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

Ms. Jiang has completed her SAFE Circular 37 registration. Ms. Sujuan Zhu, Mr. Qian Hu, Mr. Xinzhong Wang, Mr. Jinxue Jiang and Mr. Yongjun Guo have applied to SAFE’s local branch in Taizhou for registration, but we cannot provide any assurances that such registration will be completed in a timely manner. Moreover, we may not be fully informed of the identities of all our beneficial owners who are PRC citizens or residents, and we cannot compel our beneficial owners to comply with SAFE registration requirements.

As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC citizens or residents have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiary, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

China’s proposed foreign investment law may impose new burdens on our company.

On January 19, 2015, MOFCOM released the draft Foreign Investment Law for public comment (the “Draft FI Law”). The Draft FI Law proposed fundamental changes to the existing foreign investment legal regime in China. If implemented in its current status, the Draft FI Law, once effective, will require Taizhou Fuling to submit an annual report to the foreign investment authority. The information required by the annual report may be extensive and burdensome, such as the foreign invested company’s main products, import and export, employment, financial status, transactions with our affiliates and material disputes. If we fail to make such reporting timely or if there is any concealment in such reporting, we may be subject to fines or other regulatory sanctions.

Risks Related to Our Corporate Structure and Operation

We incur additional costs as a public company, which could negatively impact our net income and liquidity.

We are a public company in the United States. As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act and rules and regulations implemented by the SEC and The Nasdaq Capital Market require significantly heightened corporate governance practices for public companies. We expect that these rules and regulations to increase our legal, accounting and financial compliance costs and make many corporate activities more time-consuming and costly.

We do not expect to incur materially greater costs as a public company than those incurred by similarly sized foreign private issuers. If we fail to comply with these rules and regulations, we could become the subject of a governmental enforcement action, investors may lose confidence in us and the market price of our Ordinary Shares could decline.

Entities controlled by our employees, officers and/or directors control a majority of our Ordinary Shares, decreasing your influence on shareholder decisions.

Entities controlled by our employees, officers and/or directors, in the aggregate, continue to own a majority of our outstanding shares. As a result, our employees, officers and directors possess substantial ability to impact our management and affairs and the outcome of matters submitted to shareholders for approval. These shareholders, acting individually or as a group, could exert control and substantial influence over matters such as electing directors and approving mergers or other business combination transactions. This concentration of ownership and voting power may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our Ordinary Shares. These actions may be taken even if they are opposed by our other shareholders. See “MAJOR SHAREHOLDERS.”

The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

We are publicly listed company in the United States. As a publicly listed company, we are required to file periodic reports with the Securities and Exchange Commission upon the occurrence of matters that are material to our company and shareholders. In some cases, we need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our company. Similarly, as a U.S.-listed public company, we are governed by U.S. laws that our non-publicly traded competitors are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public listing could affect our results of operations.

We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we are subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we are required to issue quarterly reports or proxy statements. We are not required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers are required to report equity holdings under Section 16 of the Exchange Act and are not subject to the insider short-swing profit disclosure and recovery regime.

As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we are still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, including the requirement that a majority of an issuer’s directors consist of independent directors. If we opt to rely on such exemptions in the future, such decision might afford less protection to holders of our ordinary shares.

Section 5605(b)(1) of the Nasdaq Listing Rules requires listed companies to have, among other things, a majority of its board members to be independent, and Section 5605(d) and 5605(e) require listed companies to have independent director oversight of executive compensation and nomination of directors. As a foreign private issuer, however, we are permitted to follow home country practice in lieu of the above requirements. We have agreed with our underwriters that we do not opt to follow home country practice in lieu of such requirements for two years after the completion of our initial public offering. See “Item 16.G. Corporate Governance.” After this period, however, we could decide to follow home country practice. Our board of directors could make such a decision to depart from such requirements by ordinary resolution. The remainder of this risk factor, therefore, discusses risks to shareholders in the event the board of directors were to depart from some of such Nasdaq requirements and instead follow home country practices.

The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors or the implementation of a nominating and corporate governance committee. Since a majority of our board of directors would not consist of independent directors if we relied on the foreign private issuer exemption, fewer board members would be exercising independent judgment and the level of board oversight on the management of our company might decrease as a result. In addition, we could opt to follow Cayman Islands law instead of the Nasdaq requirements that mandate that we obtain shareholder approval for certain dilutive events, such as an issuance that will result in a change of control, certain transactions other than a public offering involving issuances of 20% or greater interests in the company and certain acquisitions of the shares or assets of another company. For a description of the material corporate governance differences between the Nasdaq requirements and Cayman Islands law, see “Description of Share Capital — Differences in Corporate Law” in our registration statement on Form F-1 (File no. 333-205894), filed with the SEC on July 28, 2015, as amended.

Our directors’ and executive officers’ other business activities may pose conflicts of interest.

Our directors and executive officers have other business interests outside the company that could potentially give rise to conflicts of interest. For example, our Chief Operating Officer and Chair, Guilan Jiang, owns 50% of Wenling Fulin Plastic Products Co. Ltd. Ms. Jiang is also its legal representative and general manager. While this company was previously engaged in the plastics industry and, as a result, may have competitive overlap with our company, we do not believe it currently competes with our company. Wenling Fulin Plastic Products Co. Ltd. is a holding company with no investment in any competing business with us, although it has investment in a local commercial bank and leases its land to a restaurant. While the company was previously in our industry, this privately held company’s operations, but not the name, have changed. Notwithstanding the foregoing, if this company were to begin to operate within our industry, we might find a conflict of interest.

Although her business working time at this company is flexible, Ms. Jiang has historically devoted very limited time to matters concerning Wenling Fulin Plastic Products Co. Ltd., and most of her time to matters for FGI. If Ms. Jiang devotes any significant time and effort to this other company in the future, such business activities could both distract her from focusing on FGI and pose a conflict of interest to the extent her activities at Wenling Fulin Plastic Products Co. Ltd. compete with our company.

An insufficient amount of insurance could expose us to significant costs and business disruption.

While we have purchased insurance, including export transportation, product liability and account receivable insurance, to cover certain assets and property of our business, the amounts and scope of coverage could leave our business inadequately protected from loss. For example, not all of our subsidiaries have coverage of business interruption insurance. If we were to incur substantial losses or liabilities due to fire, explosions, floods, other natural disasters or accidents or business interruption, our results of operations could be materially and adversely affected.

Risks Related to Ownership of Our Ordinary Shares

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Ordinary Shares less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although we could lose that status sooner if our revenues exceed $1 billion, if we issue more than $1 billion in non-convertible debt in a three year period, or if the market value of our Ordinary Shares held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict if investors will find our Ordinary Shares less attractive because we may rely on these exemptions. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail our company of this exemption from new or revised accounting standards and, therefore, are subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Ordinary Shares may decline.

As a public company, we are required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. In addition, beginning with this annual report on Form 20-F, we are required to furnish a report by management on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We are in the process of designing, implementing, and testing the internal control over financial reporting required to comply with this obligation, which process is time consuming, costly, and complicated. In addition, our independent registered public accounting firm is required to attest to the effectiveness of our internal control over financial reporting beginning with our annual report on Form 20-F following the date on which we are no longer an “emerging growth company,” which may be up to five full years following the date of our initial public offering. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting when required, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Ordinary Shares could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the Securities and Exchange Commission, or the SEC, or other regulatory authorities, which could require additional financial and management resources.

The requirements of being a public company may strain our resources and divert management’s attention.

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the securities exchange on which we list, and other applicable securities rules and regulations. Despite recent reforms made possible by the JOBS Act, compliance with these rules and regulations will nonetheless increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual and current reports with respect to our business and operating results. In addition, as long as we are listed on The Nasdaq Capital Market, we are also required to file semi-annual financial statements.

As a result of disclosure of information in this annual report and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business, brand and reputation and results of operations.

We also expect that being a public company and these rules and regulations make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

The market price of our Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the price you paid.

The trading price for our Ordinary Shares have fluctuated since we first listed our Ordinary Shares. Since our Ordinary Shares became listed on the Nasdaq on November 4, 2015, the trading price of our Ordinary Shares has ranged from US $2.241 to US $5.27 per common share, and the last reported trading price on March 24, 2016 was $2.6499 per Ordinary Share. The market price of our Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	actual or anticipated fluctuations in our revenue and other operating results;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

•	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

•	lawsuits threatened or filed against us; and

•	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

We have broad discretion in the use of the net proceeds from our initial public offering and may not use them effectively.

To the extent we determine that the proposed uses set forth in in the section titled “Use of Proceeds” in our initial public offering registration statement are no longer in the best interests of our Company, we cannot specify with any certainty the particular uses of such net proceeds that we received from our initial public offering. However, we advise shareholders as required in our annual reports on Form 20-F of any changes in application of funds and will file a current report on Form 6-K to the extent we determine such changes in application must be disclosed more quickly.

Our management has broad discretion in the application of such net proceeds, including working capital, possible acquisitions, and other general corporate purposes, and we may not spend or invest these proceeds in a way with which our stockholders agree. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from our initial public offering in a manner that does not produce income or that loses value.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Ordinary Shares if the market price of our Ordinary Shares increases.

We incur increased costs as a result of being a public company.

As a public company, we incur legal, accounting and other expenses that we did not incur as a private company. For example, we must now engage U.S. securities law counsel and U.S. auditors that we did not require as a private company, and we have annual payments for listing on Nasdaq. In addition, the Sarbanes-Oxley Act, as well as new rules subsequently implemented by the SEC and Nasdaq, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal, accounting and financial compliance costs and to make certain corporate activities more time-consuming and costly. In addition, we incur additional costs associated with our public company reporting requirements. While it is impossible to determine the amounts of such expenses, we expect that we incur expenses of between $500,000 and $1 million per year that we did not experience as a private company.

We are subject to liability risks stemming from our foreign status, which could make it more difficult for investors to sue or enforce judgments against our company.

Most of our operations and assets are located in the PRC. In addition, most of our executive officers and directors are non-residents of the U.S., and much of the assets of such persons are located outside the U.S. As a result, it could be difficult for investors to effect service of process in the U.S., or to enforce a judgment obtained in the U.S. against us or any of these persons.

In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a Cayman Islands company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The Cayman Islands courts are also unlikely to recognize or enforce against us judgments of courts in the United States based on certain liability provisions of U.S. securities law; and to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.

Lastly, under the law of the Cayman Islands, there is little statutory law for the protection of minority shareholders. The principal protection under statutory law is that shareholders may bring an action to enforce the constituent documents of the corporation, our First Amended and Restated Memorandum and Articles of Association. Shareholders are entitled to have the affairs of the company conducted in accordance with the general law and the articles and memorandum.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English company law, since the common law of the Cayman Islands for business companies is limited. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to law and the constituent documents of the corporation. As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the company’s First Amended and Restated Memorandum and Articles of Association, then the courts will grant relief. Generally, the areas in which the courts will intervene are the following: (1) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (2) acts that constitute fraud on the minority where the wrongdoers control the company; (3) acts that infringe on the personal rights of the shareholders, such as the right to vote; and (4) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders, which are more limited than the rights afforded minority shareholders under the laws of many states in the United States.

Our board of directors may decline to register transfers of ordinary shares in certain circumstances.

Our board of directors may, in its sole discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless (i) the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (ii) the instrument of transfer is in respect of only one class of shares; (iii) the instrument of transfer is properly stamped, if required; (iv) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; (v) the shares conceded are free of any lien in favor of us; or (vi) a fee of such maximum sum as Nasdaq may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within one month after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

You may be unable to present proposals before general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our First Amended and Restated Articles of Association allow our shareholders holding shares representing in aggregate not less than 20% of our voting share capital in issue, to requisition an extraordinary general meeting of our shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting.

Although our First Amended and Restated Articles of Association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders, any shareholder may submit a proposal to our board of directors for consideration of inclusion in a proxy statement. Advance notice of at least ten calendar days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third in nominal value of the total issued voting shares in our company.

Item 4.         Information on the Company

A. History and Development of the Company

Fuling Global Inc. (“FGI”) was incorporated in the Cayman Islands on January 19, 2015. FGI has an indefinite term. FGI, its subsidiaries and its variable interest entity (“VIE”) (collectively the “Company”) are principally engaged in the production and distribution of environmentally-friendly plastic serviceware in the People’s Republic of China (“PRC” or “China”) and United States (“U.S.”). Most products are exported to the U.S. and Europe and sold to major fast food chains and wholesalers.

The address of FGI’s principal place of business is Southeast Industrial Zone, Songmen Town, Wenling, Zhejiang Province, People’s Republic of China 317511. FGI’s phone number is +86-576-86623058. We have appointed C T Corporation System (The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801) as our agent to receive service of process with respect to any action brought against us in the courts of the State of Delaware under the federal securities laws of the United States or under the securities laws of the State of Delaware.

Taizhou Fuling Plastics Co., Ltd. (“Taizhou Fuling”) was established on October 28, 1992 as a Sino-Foreign joint venture under the laws of the People’s Republic of China (“China” or “PRC”) with initial registered capital of $510,000.

On April 26, 2004, Total Faith Holdings Limited (“Total Faith”) was incorporated in British Virgin Islands.

In May 2005, Total Faith became one of Taizhou Fuling’s shareholders. The other shareholder was Wenling County Songmen Plastic Co., Ltd. (“Wenling Songmen”). In the same month, Wenling Songmen and Total Faith added $846,300 and $289,700, respectively, to the registered capital of Taizhou Fuling.

In December 2005, Taizhou Fuling changed its name to Zhejiang Fuling Plastic Co., Ltd. Wenling Songmen and Total Faith added $745,000 and $255,000, respectively, to the registered capital.

In November 2006, Taizhou Fuling changed its name from Zhejiang Fuling Plastic Co., Ltd. to Taizhou Fuling Plastics Co., Ltd. and extended its term from 15 years to 25 years. In July 2015, Taizhou Fuling extended its term from 25 years to 45 years. Therefore, its term is from October 28, 1992 to October 27, 2037.

In November 2007, Wenling Songmen and Total Faith added $670,500 and $229,500, respectively, to the registered capital.

On March 12, 2009, Wenling Songmen, one of Taizhou Fuling’s two investors, changed its name to Wenling Fulin Plastic Products Co. Ltd.

In May 2014, Total Faith added $7,530,000 of registered capital to Taizhou Fuling. Wenling Songmen waived its right to add registered capital. As a result, Total Faith and Wenling Songmen held 76% and 24%, respectively, of the equity interests in Taizhou Fuling at the time. The total registered capital was increased to $11,110,000.

On May 28, 2014, Total Faith acquired Wenling Songmen’s 24% interest in Taizhou Fuling for RMB 29 million, which was funded by a loan from Wenling Songmen for RMB 12.6 million and capital investment from Ms. Jiang for RMB 16.4 million. In compliance with Chinese business regulations, in order to update business registration with State Administration for Industry and Commerce, the consideration should be determined based on “fair value” of the interest transferred, which was determined to be RMB 29 million, compared to RMB 16.4 million, the registered capital owned by Wenling Songmen. Total Faith, Wenling Songmen agreed that loan would be settled automatically after the RMB 12.6 million paid to Wenling Songmen, which is the excess to the register capital. As a result of the acquisition, Taizhou Fuling changed its entity type from a Sino-Foreign joint venture to a wholly foreign owned enterprise (“WFOE”). Taizhou Fuling is now 100% owned by Total Faith.

Taizhou Fuling has three wholly-owned subsidiaries, Zhejiang Great Plastics Technology Co., Ltd. (“Great Plastics”), Fuling Plastic USA, Inc. (“Fuling USA”), and Direct Link USA LLC (“Direct Link”).

Great Plastics was incorporated in China in March 2010 and principally engaged in the production of drinking straws, cup and plate items. Fuling USA was incorporated in the Commonwealth of Pennsylvania in 2014. Fuling USA is establishing the Company’s first production factory in the U.S. and will principally engage in the production of cutlery and straw items. Direct Link was incorporated in the State of Delaware in 2011. Great Plastics and Fuling USA serve as import trading companies of Taizhou Fuling in the United States.

Prior to the incorporation of Fuling USA, we incorporated a similarly-named wholly-owned subsidiary in New York named Fuling Plastics USA Inc. (“Old Fuling USA”) in 2009. (Note that Fuling USA’s name is the singular Fuling Plastic, rather than the plural Fuling Plastics.) Old Fuling USA served as a trading company that imported certain products from our China facilities and sold them to our customers in the U.S. Since we incorporated Fuling USA in 2014 in Pennsylvania to coordinate our Allentown project, we no longer needed to maintain Old Fuling USA and reduced its operations in January 2014. Old Fuling USA was dissolved on April 8, 2015.

Total Faith effectively controls Domo Industry Inc. (“Domo”), a U.S. company established in the State of New York in October 2007, based on the fact that Domo’s equity at risk is not sufficient to permit it to carry on its activities without additional subordinated financial support from Total Faith. Total Faith is obligated to absorb a majority of the risk of loss from Domo’s activities and to receive the majority of Domo’s residual returns. Based on this arrangement, Total Faith has gained effective control over Domo and Domo is considered a Variable Interest Entity (“VIE”) under Accounting Standards Codification (“ASC”) 810-10-05-08A. Accordingly, Total Faith consolidates Domo’s operating results, assets and liabilities.

On January 9, 2015, Fuling USA transferred 100% of its interest in Direct Link to Taizhou Fuling, and Ms. Jiang transferred her 49% interest in Domo to Total Faith, both in connection with the reorganization of our corporate structure in preparation for our initial public offering. On February 19, 2015, Ms. Jiang transferred her interest in Total Faith, which is 100% of the equity of Total Faith, to FGI. At the completion of these transactions, (i) Total Faith owns 49% of the equity of Domo but maintains effective control; (ii) Taizhou Fuling owns 100% of the equity of Direct Link; (iii) FGI owns 100% of the equity of Total Faith; and (iv) eight shareholders own 100% of the equity of FGI.

In November 2015, we completed our initial public offering, in which we offered and sold an aggregate of 4,038,423 ordinary shares. We received approximately US $20 million in proceeds before expenses. Our ordinary shares are listed on the Nasdaq under the symbol “FORK.”

In November 2015, Total Faith increased Taizhou Fuling’s registered capital from $11.11 million to $21.63 million.

B. Business Overview

We have been in business since 1992. In the beginning, however, we did not produce the disposable serviceware products we produce today. Instead, for our first 10 years, we sold plastic household articles, baskets and other plastic products mainly in Europe. During this time, we were a relatively small company generating a few million dollars per year in revenue.

In 2003, the focus of our company changed dramatically. We met a company from Pennsylvania at the China Import and Export Fair in 2003, and they were looking for a supplier of disposable plastic serviceware products to serve one of their large customers. Although we had not, at that time, ever produced cutlery of any type, we saw the opportunity to help this company, which had more than 70 years of operating history, meet its production requirements for a large customer.

Many of our competitors turned away from an opportunity like this, since the production of disposable serviceware was seen as a low profit venture. Although the profit margins were lower, the revenues were significantly higher, allowing us to reach revenues of more than $10 million per year in 2003 and 2004.

Our customer was pleased with the quality of our products, and we began to increase our production levels to meet the new demand. There were, of course, some challenges along the way as we learned the requirements and increasing environmental sensitivities of our new industry. For example, we were initially unprepared for the audits conducted by QSR chains when the customer’s Shanghai branch first visited our factory. After failing that first inspection, we tirelessly worked to address all of the issues noted and succeeded in passing the audit just seven short days later.

As we increased our business supplying our first QSR chain, other customers sought us out to provide disposable serviceware products as well. Continued growth raised our sales to approximately $20 million per year in 2008.

In 2009, we started to work directly with U.S. customers rather than through intermediaries. Although this decision has been an important component of our long-term success, our orders temporarily decreased, affecting our sales during the period, as some distributors sourced products from some of our competitors that lacked the ability to compete directly with such intermediaries.

We saw these challenges as an opportunity to continue growing our business. We began our own research and development efforts to differentiate our company from the numerous small Chinese factories that were capable of filling existing demand but lacked the ability to develop new materials and production machines. We have also retained Mr. John Kunes, an experienced executive in the U.S. plastic foodservice disposable industry, who was instrumental in helping us build direct relationships with QSR chains. Mr. Kunes currently serves as an Executive Vice President of Fuling USA.

As we have grown into a mature company in our industry, we have developed four main types of customers:

1. Dealers

2. QSRs

3. Manufacturers

4. Retailers

Our Industry

Foodservice Disposables — Generally

The foodservice disposables industry is segmented into (1) packaging, (2) serviceware and (3) napkins and other disposables. According to a 2013 report by the Freedonia Group, demand for the entire foodservice disposable industry is projected to reach $19.7 billion by 2017, representing compound annual growth of 3.6% per year from 2012 sales of $16.5 billion. This projected growth rate is based on a historical compound annual growth rate of 3.7% from 2007 through 2012. The industry projection consists of a blended compound annual growth rate of 4.1% in packaging, 3.2% in serviceware and 2.2% in napkins and other disposables, compared with historical compound annual growth rates of 4.1%, 3.5% and 2.3%, respectively, in the 2007 to 2012 period.

Serviceware Segment

Our products consist predominantly of serviceware, which includes cutlery, drinking straws, cups and plates. Approximately 45.5% of foodservice disposable sales were for disposable serviceware:

(The Freedonia Group, Inc.)

Serviceware segment’s total revenues in 2012 were $7.5 billion, compared with $6.3 billion in 2007. By far, the largest component of serviceware products is cups, including beverage cups and portion cups, which accounted for approximately 55% of demand in the segment in 2012. According to 2014 polls conducted by Experian, nearly 65% of U.S. households use disposable cups and plates, and of those who use such products, more participants said they use the store brand (26.5%) than the next highest brand preference (20.1%). For companies like ours, which produce products under the brand names of our customers, the absence of strong brand loyalty in our industry is positive news.

Demand for serviceware has been driven by continued strength in QSR demand and the growth of limited service restaurants and retailer in-store cafes and snack bars.

Raw Materials in Foodservice Disposables Industry

Foodservice disposables use a variety of materials, depending on the intended use of such disposables. Approximately 7.3 billion pounds of raw materials were used in manufacturing foodservice disposables in 2012:

(The Freedonia Group, Inc.)

Paper products are commonly used for bags, soda and coffee cups, napkins and wrapping papers. Aluminum foil products are often found in limited service restaurant take-out containers and foil/paper laminated wraps. Plastics (including a variety of polystyrene (“PS”), polypropylene (“PP”), polyethylenes and degradable resins) are seen in utensils, straws, clamshell containers, cups and container lids.

Plastics have an important role in the foodservice disposables industry, due to their impressive range of appropriate uses: keeping food hot, keeping food cold, low cost, light weight, water-tightness, clarity, flavor neutrality and malleability for different uses.

While we believe we are able to produce products that can be used for a variety of uses, we also recognize that specific products may be better suited for desired uses: for example, while we produce plastic drinking straws and are able to produce plastic wrappers for such straws, our customers typically prefer that we obtain paper wrappers for the straws we provide to them, both for cost reasons and also for safety reasons, as wet plastic wrappers may become pose accident risks on QSR floors.

Moreover, even where plastic products are well suited to specific uses, consumer preferences may affect demand. For example, few materials are better suited to keeping coffee warm (and avoiding burning the hands holding that coffee) than foamed polystyrene cups; however, due to environmental concerns some QSRs and other customers have chosen paper cups and cardboard sleeves as an alternative to foamed polystyrene. Indeed, some municipalities and states in the United States have proposed regulations that would prevent such cups from being sold.

To address these consumer requirements and to anticipate local ordinances, manufacturers like our company have researched and developed environmentally-friendly alternatives to traditional plastic products. As of 2012, degradable products accounted for almost 2% of the total foodservice disposables revenue in the United States. Cups and containers made up approximately 75% of that demand. Degradable plastics consist primarily of starch-based plastics and polylactic acid (“PLA”).

Our Products

While a majority of our products purchased by our customers use the above-mentioned PP and PS including General Purpose Polystyrene (“GPPS”) and High Impact Polystyrene (“HIPS”), we focused on developing more environmentally-friendly solutions in order to continue to compete as our target markets’ environmental laws become more stringent. We have already seen products like foamed polystyrene banned or heavily restricted in some of our target markets. We believe that by providing biodegradable disposable food service items, we may find a competitive advantage over companies that produce only traditional, less environmentally-friendly products.

We have collaborated with the Technical Institute of Physics and Chemistry, Chinese Academy of Sciences in research regarding foodservice disposables technology in materials, processes and systems. Under the terms of the Technology Development & Cooperation Contract between Taizhou Fuling and Chinese Academy of Sciences, the right to apply for a patent of an invention or creation and the right to use the know-how achieved in cooperative development shall be jointly owned by the parties thereto. Moreover, according the PRC Contract Law, if the Chinese Academy of Sciences transfers the right to apply for a patent, Taizhou Fuling has the right of first refusal under the same conditions.

It is through these collaborations that we have secured important breakthroughs resulting in proprietary knowledge and patents. Currently our research focuses on the latest biodegradable materials, including Polybutylene Succinate (“PBS”), PLA, and cellulose.

1.	PBS is crystallized biodegradable polyester. As PBS decomposes naturally into water and carbon dioxide, it is a biodegradable alternative to some common plastics. It is both a green and environmentally-friendly material. It has high mechanical performance, good toughness, good thermal stability, and a wide range of processing temperature and high heat deflection temperature. PBS can be processed by various molding ways with normal equipment. To meet the requirements of various products, it can be mixed with other biodegradable or natural materials, such as PLA, polypropylene carbonate (“PPC”), polyhydroxyalkanoates (“PHAs”), Polycaprolactone (“PCL”) and starch or wood powder.

2.	PLA is a biodegradable thermoplastic aliphatic polyester derived from renewable resources, such as corn starch (in the United States), tapioca roots, chips or starch (mostly in Asia), or sugarcane (in the rest of the world). In 2010, PLA had the second highest consumption volume of any bioplastic of the world.

3.	Cellulose is an organic compound. It is the most abundant organic polymer on Earth. Cellulose has no taste, is odorless, is insoluble in water and most organic solvents and is biodegradable. Hydroxyl bonding of cellulose in water produces a sprayable, moldable material as an alternative to the use of plastics.

Our advanced R&D center in Wenling, Zhejiang aims to develop five new products every year. While our ability to maximize use of biodegradable materials will ultimately hinge on customer demand, we seek to maximize the environmental friendliness of our products. For a list of some of our recent research projects, see “BUSINESS — Research and Development.”

Our Environmental Stewardship Measures

We endeavor to increase our production of environmentally-friendly products and reduce pollution in the production process. Because of our achievements in clean production, energy-savings, pollution control and environmental management, we have been recognized as a Zhejiang Advanced Enterprise on Clean Production, which is currently effective from 2012 to 2017. We have been awarded this recognition continuously since 2005.

We have formulated various environmental manuals and policies, including Environmental Targets, Environmental Measure Implementation Plan and Environmental Training Management Procedure. We also have founded an environmental management group whose members have relevant environmental management qualifications and experience. We keep complete records of our clean production files. We have implemented examination equipment for monitoring pollution and full operations records of our environmental protection facility. We strictly comply with laws and regulations about environmental protection and comprehensive utilization of resources. We have never been penalized by any environmental protection governmental agency.

We have obtained several environmental stewardship-related certificates for our management systems that are listed in the following table.

Fuling Environmental Stewardship-related Certificates

Issuing Authority	Certificate	Recipient	Standard	Applicable to	Valid Period
Beijing Zhong-An-Zhi-Huan Certification Center	Environmental Management System Certificate	Taizhou Fuling	GB/T 24001 — 2004/ISO 14001:2004	Plastic drinking cups and disposable plastic tableware production and service	2014-09-15 until 2017-09-14

Beijing Zhong-An-Zhi-Huan Certification Center	Environmental Management System Certificate	Great Plastics	GB/T 24001 — 2004/ISO 14001:2004	Production and related activities of disposable plastic cutlery and plastic cups	2014-09-15 until 2017-09-14

Production Strategy

Product Mix

While we will continue to improve our traditional serviceware segment offerings, we plan to grow our packaging segment. Our customers in this segment are mainly retailers and wholesalers. While packaging materials currently constitute a small percentage of our sales revenue, we aim to achieve significant growth in this segment. Our decision is based on following reasons:

(1) Our packaging products have the same customer base as our serviceware products.

(2) Several big cities including New York have discussed or announced bans on some level of plastic foam containers. Many of these containers are made of a plastic resin known as expanded polystyrene. These polystyrene materials are difficult to recycle and do not bio-degrade naturally. Considering the amount of plastic foam containers consumed every day in big cities which will soon be banned and increasing political and socioeconomic pressures, we estimate that environmentally-friendly packaging products like ours will be competitive alternatives for a variety of new customers.

(3) Our R&D efforts and production facilities have prepared us to provide advanced environmentally-friendly packaging products to meet demand.

Manufacturing Location

The United States is one of the world’s largest users of foodservice disposables; however, the United States has historically relied on imported products, as U.S. manufacturing has been unable to meet the required pricing levels. We currently produce substantially all of our products in China and ship them to the United States for warehousing and sale. In 2014, we commenced construction of a facility in Allentown, Pennsylvania. Because of our success in automating the manufacturing process, we believe that the Allentown facility will provide us a platform to manufacture products in the United States, particularly where doing so is cost effective for us.

Of the three categories of products we produce, the production of cutlery will likely continue to occur in China, since our cutlery production process is already heavily streamlined and the cost savings we receive from labor cost differences between the U.S. and China, combined with our ability to pack shipments densely for transportation to the United States, makes it cost-effective to maintain production in China at present.

By contrast, cups and straws or similar hollow products are less cost effectively produced in China, since these products cannot be packed as tightly as cutlery. As a result, shipping costs tend to be a higher percentage of the total cost of these products. If we have substantial and consistent orders, we plan to fill the majority of such orders for drinking straws and cups from our Allentown factory.

The factors involved in determining where we will manufacture a given product generally consist of the following:

1.	Labor costs. Currently the United States is much more expensive per hour for laborers, although U.S. laborers tend to be more productive in the same amount of time.

2.	Raw materials. The United States is slightly more expensive for raw materials that we use in production of our products than China is.

3.	Electricity. Electricity needed to produce our products costs more in China than in the United States.

4.	Shipping. If we ship the products from China to the United States for sale, shipping costs can account for up to 40% of the price of the product, depending upon the location and the product.

5.	Taxes. Taxes on our income are higher for sales in the United States than for sales in China.

As a result of analyzing these factors, we determined that it was in the best interest of our company to invest in America, hire U.S. workers and produce certain of our products in Allentown. Because we expect labor costs in China will continue to approach U.S. rates and electricity and shipping costs from China will continue to be comparatively expensive, we look forward to expanding operations in our Allentown facility. We are manufacturing drinking straws in our Allentown facility. We will also consider investing in manufacturing cups in the United States.

Allentown Expansion

Decision to Invest in Allentown

Based on the above analysis of the merits of moving production of some of our products to the United States, our next decision was where to invest. We chose Allentown, Pennsylvania as the city to develop our first production line in the United States because of its superior geographic location, strong economic status, and ties to China.

Allentown is Pennsylvania’s third most populous city and is currently the fastest growing city in Pennsylvania. Part of the New York City Metropolitan Area, Allentown is 50 miles north-northwest of Philadelphia, the fifth most populous city in the United States; 90 miles east-northeast of state capital Harrisburg and 90 miles west of New York City, the nation’s largest city.

Four expressways run through the Allentown area, and the city is also a regional center for commercial freight rail traffic and is close to several major airports. As a result, we expect transportation of our products to our customers will be convenient and efficient.

Pennsylvania is home to fifty Fortune 500 companies. Pennsylvania’s 2013 total gross state product of $644 billion ranks the state 6th in the nation. If Pennsylvania were an independent country, its economy would rank as the 18th largest in the world. Moreover, Pennsylvania has a beneficial taxation policy that was attractive to our company in deciding where to locate manufacturing operations. In Pennsylvania, personal income tax is a flat 3.07%. The corporate net income tax is 9.9% and is levied on federal taxable income, without the federal net operating loss deduction. In addition, Pennsylvania allows a 20-year net operating loss carry forward of up to $2 million a year.

Finally, Pennsylvania has a strong trade relationship with China. Other than Canada and Mexico, China was the largest destination for exports from Pennsylvania, with $2.91 billion in exports in 2013.

Allentown Project Plan

Estimate of the amount of expenditures

The total investment spent on the project was roughly $7.5 million, including approximately $3.0 million of fixed asset investment, and $4.5 million of working capital. We plan to finance the project with additional capital investment of approximately $7.2 million in equipment and machinery in 2016 and 2017. If we choose to increase production capability, we will incur additional costs.

Schedule

We signed the lease of the factory and acquired property for our Allentown facility in 2013 for $235,089.18. For the year ended December 31, 2015, we paid rental fees of approximately $45,000 per month, including tax and insurance. As of the time of this filing, we have paid approximately $1.7 million for factory renovations.

The preparatory work for the project began in the second half of 2013, and in October 2013 we committed with the Pennsylvania Department of Commerce to invest and build the factory in Pennsylvania.

We completed preparations for the preliminary stage of the project in early 2014. From May 2014 to December 2014, we finished the construction and renovation of the factory.

From January 2015 to May 2015, we purchased and installed the initial six straw production lines at a cost of approximately $1 million. These six production lines are operational now and enable us to manufacture on average 4 million straws per day. We have the ability to expand to twenty-four production lines.

As of March 2016, we are installing an additional six straw production lines at a total cost of about $610,000. After these twelve production lines are put into operation and function properly, we plan to install another twelve straw product lines, six to be installed by June of 2016 and six to be installed by the end of 2016.

We estimate that the project will be fully completed and its entire operating capacity installed and ready for use in September 2017.

Increase of Production Capacity Anticipated after Completion

The designated annual capacity is 4,800 tons of straw series products if all the 24 straw production lines are put into operations. According to our industry experience, market development and detailed specifications of this project, we estimate that in the third full year of the project (October 2015 to September 2016), the production load should reach 50% of total designated production capacity, and 100% in the fourth year (October 2016 to September 2017), as illustrated in the following chart:

Production Load Estimate

Project	In 3rd Year	In and After 4th Year
Production Load	50%	100%
Straw Production (tons)	2,400	4,800

Environmental Considerations

The products from the Allentown project are designed to meet the environmental protection trends in the United States. The project’s products are disposable plastic straws, which can be customized according to the specific needs of customers: either custom manufactured biodegradable products or general products. In the U.S. market, our customers are increasingly requesting biodegradable products. With the growing awareness of environmental protection and the implementation of local government initiatives limiting plastic use and/or favoring recyclable or biodegradable products, we expect we will see demand for biodegradable products increase in the future. We have designed the Allentown project to be able to deliver products that address these trends.

Our company will strictly follow applicable environmental regulations and policies including the National Environmental Policy Act, and other related policies such as the Clean Air Act and the Clean Water Act.

Location

Below is a diagram of the location of our Allentown facility.

As can be seen in the above map, the Allentown facility is located conveniently near the intersection of the Lehigh Valley Thruway (U.S. Route 22), which stretches from Cincinnati, Ohio to Newark, New Jersey, and Pennsylvania Route 100, which runs from Pleasant Corners through Philadelphia and into Chester County, Pennsylvania. In addition, the facility is less than 10 minutes from I-78, a major road that sees more than 4 million trucks annually and links New York City and New Jersey with western points.

In addition, its proximity to Lehigh Valley International Airport and Newark Liberty International Airport, both of which serve scheduled airlines and cargo traffic, executive aviation as well as various logistics cargos, makes this area attractive and fitting for this facility.

Facility

Our Allentown facility structure consists of 88,000 square feet on 7.7 acres of land:

The current build-out plan is as depicted below. The blue figures in the left lower corner represent our first 6 straw production lines that we have installed. We next intend to build the remaining product lines.

Current Stage

We have finished all the preparation work of the project, including leasing the warehouse and renovation of the factory. We also have purchased and installed 6 straw production lines at a purchase and installation cost of approximately $1 million and all of these production lines are operational. We are installing an additional 6 straw production lines at a total cost of about $610,000. The 6 new straw production lines will double the factory’s capacity to 2,400 tons per year.

We are also installing and testing two automated packaging machines. If these straw packaging machines prove successful, we will purchase and install another four. The cost of these auto-packers is $30,000 each. In addition, we are in the process of designing and installing the raw material storage and feeding system that includes 10 silos. This system will cost about $500,000 and will substantially improve the factory’s efficiency and save warehouse space.

Wenling Expansion

Decision to Build a New Factory in Wenling

We decided to invest in building a new factory in Wenling for the following reasons:

1) By building a new factory, we can meet the growing demand for our products. Currently the extent of utilization of our old factory in Songmen Town of Wenling is approximately 98%. Based on current growth rates, we expect utilization will reach 100% in the second half of 2016. A new factory will allow us to expand our production capacity.

2) The planned location of this new factory will be in the Eastern New District of Wenling, only 5 km from our Songmen factory, so it will be easy for us to integrate the new factory into our business operations and leverage our existing resources to grow the new facility.

3) The planned location of our new factory is only 15 km from the Longmen sea port, which is convenient for us to ship our products.

Wenling Project Plan

The project construction period is budgeted for 35 months, from September 2015 to July 2018, divided into three phases.

We estimate the total amount of expenditures is approximately $36 million. We plan to finance the expansion with IPO proceeds, self-generated cash flow and profits from operations. We have spent approximately $77,000 on site inspection and approximately $154,000 on construction design. We plan to install 180 injection molding production lines and 33 vacuum thermoforming production lines. The 180 injection molding production lines will produce cutlery, plates, cups and bowls. We anticipate that 16 of the 33 vacuum thermoforming production lines will produce cups, and 17 of the vacuum thermoforming production lines will produce plates, cup lids and various types of containers, such as vegetable containers, fruit containers and packaging containers. We anticipate that the production capacity will be increased by 60,000 tons after completion of the build-out project.

The following chart shows the specific plan:

	Phase I	Phase II	Phase III

Estimated period	September 2015 – July 2016	January 2017 – July 2017	January 2018 – July 2018

Estimated expenditures required	$14 million
1) Purchase of land use
right: $5 million for 33.27
acres (202 mu);
2) Construction of
facilities: $5 million for
107,800 square meters of
manufacturing facilities;
3) Equipment purchase:
	$4 million.	$11 million 1) Construction of facilities: $3 million; 2) Equipment purchase: $7 million; 3) R&D: $1 million.	$11 million 1) Construction of facilities: $3 million; 2) Equipment purchase: $7 million; 3) R&D: $1 million.

Financing resources	IPO proceeds and self-generated cash flow	Profit from operation in 2016	Profit from operation in 2017

Anticipated increase in production capacity	20,000 tons	20,000 tons	20,000 tons

180 injection molding production lines	80 (capacity of 12,000 tons)	60 (capacity of 9,000 tons)	40 (capacity of 6,000 tons)

33 vacuum thermoforming production lines	8 (capacity of 8,000 tons)	11 (capacity of 11,000 tons)	14 (capacity of 14,000 tons)

Environmental Considerations

The production lines that we plan to install are capable of producing biodegradable products.

We plan to build this new factory in the Eastern New District of Wenling. Below is a diagram of the planned location of our Wenling facility and the location of Longmen sea port which our facility will use. The star represents the proposed location of the factory, and the triangle represents the newly-built Longmen sea port.

Facility

Our new Wenling facility structure will consist of 107,800 square meters on 33.27 acres of land. We plan to build five workshop and warehouse buildings, four of which will occupy 16,000 square meters each and one of which will occupy 24,000 square meters. In addition to production buildings, we also plan to build an office building occupying 7,000 square meters and two dormitory buildings occupying 6,400 square meters each. The dormitory buildings will consist of 380 rooms and can accommodate 1,520 workers.

Seasonality

Our main business does not have significant seasonality.

Raw Materials

Our primary raw materials are (1) PP and PS which includes GPPS and HIPS, (2) plastic bags and membranes for packaging cutlery, (3) shipping cartons, (4) plastic colorants, (5) paper napkins, salt, pepper and wet wipes for inclusion in cutlery packages and (6) labeling materials. We purchase our raw materials from a variety of suppliers, including more than ten suppliers of our key raw material, granular plastic resin. As we have a variety of options to supply us with raw materials for our products and the technical demands of preparing such raw materials are relatively low, we do not anticipate any difficulties in obtaining raw materials to produce our products. We are not reliant on a single supplier for any of our raw materials, and we expect we would be easily able to replace any of our suppliers if we needed to do so.

Plastic resin constituted approximately 79% of our raw material purchases in 2015. Plastic costs have recently been volatile as a result of significant fluctuations in petroleum prices. The company considers only plastic resin cost fluctuations to be material, given resin price volatility and plastic’s percentage of the cost of our products. We have historically been able to pass price fluctuations on to our customers. We do this in two ways.

First, for orders of our products by customers without long-term supply agreements with our company, we simply base the price quoted to the customers on current commodity prices. As raw material prices increase and decrease, we are able to adjust the price of our products as necessary.

Second, for our supply agreements for customers that have long-term supply agreements, such as a QSR that sources straws in a five-year agreement, we provide adjustable pricing that will fluctuate in part based on changes in plastic resin costs. Our client website maintains commodity prices to enable both parties to track such fluctuations.

For these reasons, we believe we will be able to adjust our pricing of products to allow us to maintain margins, serve our clients, and to avoid shortages in raw materials in the event of price increases.

Marketing Channels

We mainly rely on our sales person to market our products. In addition, we attend trade fairs both in China and in U.S. frequently. We also market our products through our websites.

Distribution Channels

Geographic Distribution of Revenues

Although the vast majority of our customers are in the United States, we sell our products around the world. Following is a summary of our total revenues by geographic market for each of our last three fiscal years. All amounts are presented in thousands of U.S. dollars. Please note that the revenue here does not include our income from sources other than our serviceware products, which are mainly sales of raw materials and recyclable waste.

(All amounts in thousands of U.S. dollars)

Region	2015	2014
United States	$85,145	$76,930
Europe	2,588	1,933
Australia	635	1,214
Canada	1,082	1,198
Central and South America	222	760
Middle East and Africa	498	683
China	1,124	463
Total	$91,294	$83,181

Markets and Customers

Our approach to competition in the market depends largely on the type of customer we seek to serve, as various customer industries have different priorities for their purchasing decisions. Historically, we have sold our serviceware products to four categories of customers (below estimates include sales through distributors to ultimate customers):

Type of Customer	Products Sold	Geographic Region	Estimated Sales % In 2015	Estimated Sales% in 2014
Dealers	Serviceware, Straws, Cups, Plates	USA, Europe, Central and South America, Australia, Middle East, Canada	60%	54%
QSRs	Serviceware, Straws, Cups	USA	31%	33%
Retailers	Serviceware, Straws, Cups, Plates	USA, Australia	5%	6%
Manufacturers	Serviceware	USA	4%	7%
Total			100%	100%

Distribution Channels

When we began to produce serviceware, we sold our products through distributors that had existing relationships with the ultimate customers looking to purchase our products. Beginning in 2009, we began to sell directly to such purchasers. For the years ended December 31, 2015 and 2014, approximately 36% and 39% of our sales were made directly to end-users and retailers, respectively, and approximately 60% and 54% of our sales were made to distributors including dealers, respectively. Although we believe we benefit from having direct relationships with QSRs, retailers and other end users, we also believe that strong relationships with distributors can allow us to penetrate smaller markets where we do not have the marketing resources to deliver our products directly.

Methods of Competition

Regardless of our customers’ industry, our customers have clear expectations about the quality level and value they expect in purchasing disposable serviceware. We are subject to frequent quality audits on an ongoing basis from new and existing customers, and we constantly engage in product testing to ensure that our products meet our customers’ demands. Accordingly, although we describe below our interpretation of the relative weight given to purchasing decisions in our customer categories, you should not read the table to suggest that any of these features are unimportant to a customer. We have used four stars to reflect our belief that an element is crucial to the customer’s decision-making, three stars to suggest that the element is very important, two starts to suggest that it is important and one star to reflect that the element is less important.

Type of Customer	Quality	Delivery	R&D	Service	Price
Dealers	**	***	***	****	****
QSRs	***	****	*	****	**
Retailers	***	****	***	***	***
Manufacturers	****	**	**	**	***

Competitive Position

The largest producers of foodservice disposables in the United States are significantly larger than our company. A recent report by Freedonia estimates that three companies control approximately 29% of the foodservice disposable market in the United States, and the top ten companies accounted for approximately 50% of the market in 2012. Because the entire foodservice disposable market in the United States consists of packaging, serviceware and napkins, and other foodservice disposables — while we only compete in the serviceware segment — we occupy a relatively small competitive position in the market as a whole.

Concentration in the foodservice disposables industry varies widely within specific market segments, with some segments dominated by a small number of producers. For example, Dart Container is the leading supplier of plastic foodservice beverage cups, followed by Pactiv and Berry Plastics. By contrast, the market for cutlery is more fragmented, with a growing portion of the market supplied by contract manufacturers in China. Among U.S.-based suppliers of foodservice disposable cutlery are Berry Plastics, D&W Fine Pack, Dart Container (including Solo Cup), Georgia-Pacific, Maryland Plastics, Pactiv, and Waddington Group. Most of these firms offer a number of different cutlery lines and are diversified into the production of straws and other foodservice disposables. In April 2012, D&W Fine Pack expanded its cutlery and straw offerings through its acquisition of Jet Plastica Industries. Prior to the acquisition, Jet Plastica claimed to be the largest manufacturer of straws in the U.S. Other suppliers of foodservice straws include Cell-O-Core, Earth Straws, New WinCup, Pactiv (via Spirit Foodservice), Rockline Industries, Royer, Stalk Market Products, and Stone Straw (Wentworth Technologies).

Our primary competitors are the following companies. We have set forth our assessment of our companies’ relative strengths and challenges. This table represents our belief about our competitive position and is based on our observations, rather than objective data except the ranking. The ranking is provided by the China Chamber of Commerce for Import and Export of Light Industrial Products and Arts and Crafts regarding China’s plastic kitchenware and serviceware companies for exports. Our assessment may not be shared by others, including such competitors, but it does represent management’s assessment of our industry position. Moreover, the below statements of industry are based on our current knowledge in our industry; to the extent there are developments we have not learned about (for instance, if a competitor has licensing agreements with a founder, rather than obtaining a patent in its own name or if a competitor is in the midst of building an overseas manufacturing facility that has not yet been announced), the below information may be incomplete.

	Taizhou Fuling	Jiaxing Zhongli Plastic Co., Ltd.	Baohao Plastic & Hardware Production (Jiangmen) Co Ltd	Ningbo Homelink Plastic Product Manufacture Co., Ltd.
Ranking	2012: No. 1 2013: No. 2 2014: No. 3 2015: No. 3	2012: No. 3 2013: No. 5 2014: No. 5 2015: No. 6	2012: No. 5 2013: No. 3 2014: No. 2 2015: No. 2	2012: No. 2 2013: No. 1 2014: No. 1 2015: No. 1

Products	Disposable plastics serviceware including cutlery, cups, containers, straws, etc.	Disposable plastic serviceware including cutlery, cups, straws, etc.	Plastic and hardware household articles and gifts.	Disposable plastics serviceware including cutlery, cups, straws, etc.

Overseas sales, marketing and production	Four warehouses and distribution centers in U.S. and two warehouses in and distribution centers. The only one that has established overseas manufacturing factory.	Sales office and warehouse in U.S.	Not known.	Sales office and warehouse in U.S.

R&D and Patents	Academician Expert Workstation; over 30 patents.	Not known.	Not known.	56 patents.

Customers	Dealers, QSRs including four of top five, retailers, manufacturers.	Dealers, QSRs, retailers, manufacturers.	Dealers, restaurants, retailers, manufacturers.	Dealers, restaurants, retailers, manufacturers.

Product specification standard	Participate in initiating and drafting the national standard General Requirement Of Plastic Disposable Tableware.	No participation.	No participation.	No participation.

Nevertheless, we have been one of China’s largest exporters of disposable serviceware. The China Chamber of Commerce for Import and Export of Light Industrial Products and Arts and Crafts has recognized Taizhou Fuling as Number 3 out of 9,162 plastic kitchenware and serviceware companies for exports from China in 2015, Number 3 out of 7,382 in 2014, Number 2 out of 4,610 such companies in 2013 and Number 1 out of 4,365 such companies in 2012. In addition, we were rated one of top 10 enterprises of plastic industry (daily plastic) in China light industries in 2013 by China National Light Industry Council and China Plastic Processing Industry Association, based on our (1) revenue, (2) profit, (3) profit tax rate, and (4) business growth rate.

We have invested heavily ($8,374,750 since 2012 to 2015) in research and development to increase our future competitive position, seeking to increase our use of environmentally-friendly materials, develop degradable and biodegradable materials, and reduce reliance on fossil raw materials. In addition, we have developed advanced robotics to produce our products more efficiently and at lower cost to be more competitive in the face of rising wages and higher quality demands.

Awards and Recognition

The Company is fully ISO 9001 and 14001 certified and, importantly, has obtained HACCP, GMP and FDA food facility registration certifications.

In addition, our company is rated a Category A enterprise of China Customs, which provides streamlined customs clearance measures. Taizhou Fuling has been a Category A enterprise since 2007 and submits a report on business management status to the PRC Customs every year. We understand that the PRC Customs re-validate the rating of Category A enterprises on an irregular basis, and the most recent written decision on re-validating Taizhou Fuling’s rating of Category A enterprise was received on October 24th, 2014 from the PRC Customs.

Taizhou Fuling can maintain the rating of Category A enterprises of PRC Customs if Taizhou Fuling simultaneously meets the following requirements as a consignor and consignee of imported and exported goods according to the Measures of the PRC Customs for the Classified Administration of Enterprises promulgated by PRC General Administration of Customs:

i.	Having never committed the crime of smuggling, the act of smuggling or violation of the provisions on customs supervision and control for one consecutive year;

ii.	Having never been subject to any customs administrative punishment due to infringement on intellectual property rights by importing or exporting goods for one consecutive year;

iii.	Having not delayed nor defaulted on paying taxes or fines for one consecutive year;

iv.	Having gross import or export value of more than $500,000 in the previous year;

v.	Having an error rate of import and export declaration of less than 5% during the previous year;

vi.	Having sound accounting rules, as well as truthful and complete business records;

vii.	Having taken initiatives in cooperation with customs administration, timely handling various customs formalities, and providing truthful, complete and valid documents and certificates to PRC Customs;

viii.	Submitting the Report on Business Management Status every year;

ix.	Handling the formality for reissuing and altering the Register Document for Customs Declaration of Consignees or Consigners of Import or Export Goods of the Customs of the People’s Republic of China according to the provisions; and

x.	Having no bad records in the administrative departments and institutions of commerce, People’s bank, industry and commerce, taxation, quality inspection or foreign exchange and supervision for one consecutive year.

In the last ten years, we have earned a variety of national, provincial and local honors, awards and certifications for our quality products and scientific research efforts:

2015

•	Deputy Chair of Zhejiang Plastics Industry Association

•	Wenling Top 10 Industrial Enterprise

•	Taizhou Export and Import Credit Enterprise (Grade A)

2014

•	Zhejiang Famous Export Brand

•	Zhejiang Famous Trademark

•	Wenling Star Enterprise

•	Taizhou Quality Enterprise Leader

2013

•	Top 10 Enterprises of Plastic Industry (Daily Plastic) in China Light Industries, 2013

•	Zhejiang Credit Grade AAA Award

•	Zhejiang Credit Management Model Enterprise

•	Zhejiang High-Tech Enterprise

•	Zhejiang High-Tech Enterprise R&D Center

•	Zhejiang Quality Management Innovation Project

33

2012

•	Zhejiang Academician Expert Workstation

•	Zhejiang Energy Measurement Model Entity

•	Taizhou High-Tech R&D Center

•	Wenling Government Quality Award

2011

•	Grade A Customs Enterprise

•	Zhejiang May First Labor Award, recognizing compliance with the law, contribution to society and positive workplace environment

•	Zhejiang Famous Brand Products

•	Zhejiang Credit Grade AA Award

•	Zhejiang Export Famous Brand

•	First Academician Expert Workstation in Wenling (founded with Technical Institute of Physics and Chemistry, Chinese Academy of Sciences, devoted to research and development of plastic products)

•	Taizhou Famous Brand

2010

•	Executive Vice Chair Entity, Committee of the Plastic Household Products of China Plastic Processing Industry Association

•	Zhejiang Hi-Tech Enterprise

•	Zhejiang Science and Technology Oriented Small and Medium Enterprise

•	Taizhou Hi-Tech Enterprise

•	Taizhou Famous Brand Product

•	Taizhou Export Famous Brand

2009

•	Taizhou Export Famous Brand

2008

•	Zhejiang Compliance Credit Export and Import Model Enterprise

•	Zhejiang Credit Grade AA Award

•	Taizhou Statistics Credit Entity

34

2007

•	Taizhou Top 10 Export Processing Trade Enterprise

•	Wenling Star Industrial Enterprise

2006

•	AAA Credit Enterprise

•	Taizhou Famous Trademark

•	Wenling Star Industrial Enterprise

2005

•	First recipient in Wenling of Zhejiang Green Enterprise Designation

2004

•	Zhejiang Credit Grade AA Award

Regulations

We are subject to a variety of PRC and foreign laws, rules and regulations across a number of aspects of our business. This section summarizes the principal PRC laws, rules and regulations relevant to our business and operations. Areas in which we are subject to laws, rules and regulations outside of the PRC include intellectual property, competition, taxation, anti-money laundering and anti-corruption.

Foreign Investment Restrictions Regulations

The latest Guidance Catalogue of Industries for Foreign Investment (the “Catalogue”) was enacted according to the Provisions for Guiding the Foreign Investment Direction (the “Provisions”) and became effective on April 10, 2015. The provisions provide that the projects with foreign investment fall into four categories, namely permitted, encouraged, restricted and prohibited ones. The Catalogue lists the encouraged, restricted and prohibited categories for projects with foreign investment; projects with foreign investment that fall outside such enumerated categories are considered “permitted projects”.

According to the Provisions, the Catalogue may prescribe that an enterprise with foreign investment is “limited to equity joint venture, contractual joint venture”, “with Chinese party at the holding position” or “with Chinese party at the relatively holding position.” “Limited to equity joint venture and contractual joint venture” shall refer to that only Chinese-foreign equity joint venture and Chinese-foreign contractual joint venture are allowed, “with the Chinese parties at the holding position” means that the total investment proportion of the Chinese parties in a project with foreign investment shall be 51% or more, and “with Chinese parties at the relatively holding position” means that the total investment proportion of the Chinese parties in a project with foreign investment shall be higher than the investment proportion of any foreign party. Regarding the permitted projects with foreign investment which are not listed in the Catalogue, the business organization of the foreign-invested enterprises which produce “permitted” products and do not involve restricted or prohibited business will not be subject to those restrictions such as “limited to equity joint venture, contractual joint venture.” Therefore, there are no limits on the total investment proportion of the foreign investors in permitted projects. It means the proportion of such foreign investment could be 51% or more, and up to 100%.

According to the Catalogue, our products fall in the “permitted” category. Therefore, our proportion of the foreign investment may be up to 100%. As a result, FGI’s investment in our Chinese subsidiaries are in compliance with the Catalogue.

Draft Foreign Investment Law

On January 19, 2015, MOFCOM released the draft Foreign Investment Law for public comments (the “Draft FI Law”). The Draft FI Law proposed fundamental changes to the existing foreign investment legal regime in China. Currently China maintains a restrictive foreign investment regime, under which all foreign investments are subject to various government approvals, such as the approval of the foreign investment authority (i.e., MOFCOM or its local branches) or industry-specific approvals from relevant regulators, e.g. food and drug administration. The Draft FI Law introduces the principle of “national treatment” to foreign investors during the market-entry phase, by removing the foreign investment approval process. The Draft FI Law employs a “negative list” approach in which, unless a foreign investment falls within the “negative list”, foreign investors may invest in China on the same terms as Chinese domestic investors, without being subject to additional approvals or industry-specific restrictions.

The Draft FI Law allows the existing foreign investment companies to continue operating under their prior approvals (e.g. business scope, term of operation). However, they should review their existing corporate forms for any non-compliance and, within a three-year transition period, convert their corporate forms into corporations or partnerships under the PRC Company Law or relevant regulations.

The Draft FI Law provides for a new reporting regime under which foreign investors and foreign invested enterprises shall disclose relevant information on a regular basis. The reporting is to be made through the foreign investment information reporting system to be established by the foreign investment authority. The Draft FI Law, once effective, will require Taizhou Fuling to submit an annual report to the foreign investment authority. The information required by the annual report seems extensive and burdensome, such as the foreign invested company’s main products, import and export, employment, financial status, transactions with our affiliates and material disputes. If we fail to make such reporting timely or if there is any concealment in such reporting, we may be subject to fines or other regulatory sanctions.

The Draft FI Law may be subject to amendments which may substantially change its stipulations. In addition, it may take many years for the Draft FI Law to become effective.

Intellectual Property Rights Regulations

The Trademark Law of the PRC was adopted by the Standing Committee of the National People’s Congress (“NPC”) on August 23, 1982 and was amended on February 2, 1993 and October 27, 2001. The PRC Trademark Law Implementation Rules, or the Implementation Rules, were promulgated by the State Council on August 2, 2002 and became effective on September 15, 2002. The PRC is a signatory country to the Madrid Agreement and the Madrid Protocol. These agreements provide a mechanism whereby an international registration produces the same effects as an application for registration of the trademark made in each of the countries designated by the applicant.

According to the Trademark Law, the National Trademark Bureau under the SAIC is responsible for the registration and administration of trademarks throughout the country. A “first-to-file” principle with respect to trademarks has been adopted. If trademark owners deem an infringement to their trademarks constituted, they can file the dispute with the competent court or the relevant administrative department. Should the case be so serious as to constitute a crime, trademark owners may lodge a complaint with the relevant public security organization.

If the registered trademark owners intend to assign their registered trademark, a registered trademark transfer agreement shall be entered into between the owner and the assignee. The owner and assignee shall together apply to the National Trademark Bureau for registration of such assignment as prescribed under the Trademark Law.

Registered trademark owners may license other to use their registered trademark by concluding the registered trademark license agreement and such license agreements shall be subject to filing recordation with the National Trademark Bureau according to the Trademark Law. The licensor shall supervise the quality of the commodities on which such registered trademark is used, and the licensee shall guarantee the quality of such commodities.

The Measures for the Administration of Domain Names for the Chinese Internet, or the Domain Names Measures, were promulgated by the Ministry of Information Industry on November 5, 2004 and became effective on December 20, 2004. The Domain Names Measures govern registration of domain names with the internet country code “.cn” and domain names in Chinese. We have one website (www.fulingplastics.com.cn) governed by the Domain Names Measures.

The Measures on Domain Names Dispute Resolution, or the Domain Names Dispute Resolution Measures, were promulgated by the China Internet Infrastructure Center on February 14, 2006 and became effective on March 17, 2006. The Domain Names Dispute Resolution Measures require domain name disputes to be submitted to institutions authorized by the China Internet Network Information Center for resolution.

Regulations on Tax

The Law of the People’s Republic of China on Enterprise Income Tax (the “EIT Law”), promulgated by NPC on March 16, 2007 and put into force on January 1, 2008, imposes a uniform enterprise income tax rate of 25% on all resident enterprises in China, including foreign-invested enterprises, on all their income and a tax rate of 10% on non-resident enterprises on their income from the jurisdiction of PRC.

Attention shall be paid to the fact that non-resident enterprises may be considered resident enterprises for the purpose of EIT if their de facto management bodies are located within the PRC territory and therefore their global income is subject to a tax rate of 25%. The Notice of the State Administration of Taxation on Issues Relevant to Foreign-registered Chinese-invested Holding Enterprises Determined as Resident Enterprises in Accordance with Actual Management Organization Standard (“Circular 82”), promulgated by the State Administration of Taxation (“SAT”), provides that, a foreign Chinese-invested enterprise, if it concurrently satisfies the following conditions, for the purpose of the EIT, shall be determined to be a non-domestically-registered resident enterprise when: (1) The places where the top managers and the top management departments that are responsible for implementing the routine production, management and operation of the enterprise, perform their duties within the territory of China; (2) The financial decisions (such as borrowing, lending, financing, financial risk management, etc.) and the personnel decisions (such as appointment, dismissal, remuneration payment, etc.) of the enterprise shall be made or be approved by the organization or the persons within the territory of China; (3) The primary properties, accounting books, company seals, summaries and archives of the board meetings and shareholders meetings shall be placed or kept within the territory of China; and (4) One half or more of the enterprise’s directors or top managers having rights to vote shall frequently reside within the territory of China. Our PRC counsel, Jingtian & Gongcheng Attorneys at Law advises that because we (“FGI”) are incorporated in Cayman Islands, we do not meet the conditions outlined in Circular 82, however, our tax residency status is subject to the discretion of the PRC tax authorities whose determination is hard to predict, so we will continue to monitor our tax residency status.

The implementation rules of the EIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or capital gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for PRC tax purposes, any dividends we pay to our overseas shareholders which are non-resident enterprises as well as gains realized by such shareholders from the transfer of our shares may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10% unless any such non-resident individuals’ jurisdiction has a tax treaty with China that provides for a preferential tax rate or a tax exemption.

The Interim Regulations of the People’s Republic of China on Value-added Tax, promulgated by State Council on November 10, 2008 came into force on January 1, 2009, impose a Value-Added Tax at the rate of 17% on the revenues from sales of goods. According to the Notice of the Ministry of Finance and the State Administration of Taxation on Raising the Export Tax Rebate Rates for Certain Commodities, promulgated by the Ministry of Finance and SAT on June 3, 2009, the export tax rebate rate is 13% for certain plastic products. In 2014, 99.6% of our products benefitted from the 13% export tax rebate.

Foreign Exchange Regulation

The Regulations of the People’s Republic of China on Foreign Exchange Control, promulgated by State Council on August 5, 2008, lays the legal framework for foreign exchange control in PRC. A number of notices, implementing rules, replies and circulars are promulgated thereunder to clarify the regulations on the foreign exchange. Under these regulations, payments of current account items, such as profit distributions, may be made in foreign currencies without prior approval from SAFE provided that certain procedure is complied with. Where, however, payments of capital account is involved, such as RMB is to be converted into foreign currency for the purpose of remitting out of China to retire foreign currency-denominated loans, approval from or registration with appropriate government authorities is required. According to the SAFE Circular 142 i.e., Notice of the General Affairs Department of the State Administration of Foreign Exchange on the Relevant Operating Issues concerning the Improvement of the Administration of Payment and Settlement of Foreign Currency Capital of Foreign-funded Enterprises, promulgated by SAFE on August 29, 2008 and SAFE Circular 45, promulgated by SAFE on November 9, 2011, the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes falling within the business scope approved by the relevant authority and may not be used for equity investments within the PRC. The use of such RMB capital may not be altered without SAFE’s approval, and such RMB capital may not in any way be used to retire RMB loans where the proceeds of such loans have not been used.

The Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, promulgated by SAFE on November 19, 2012, materially amends and, therefore, simplifies the foreign exchange procedure then existing. Various special purpose foreign exchange accounts may be opened in different provinces, which was prohibited previously. The Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents, promulgated by SAFE in May 2013, provides for that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted through registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

We have obtained all material approvals and permits necessary for our operation in the PRC from SAFE and other PRC government authorities.

SAFE Circular 37

The Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, promulgated by SAFE on October 21, 2005 and designed to replace the former circular commonly known as “SAFE Circular 75”, requires registration of PRC residents with local branches of SAFE with respect to their direct establishment or indirect control of an offshore entity (referred to in SAFE Circular 37 as “special purpose vehicle”), where such offshore entity are established for the purpose of overseas investment or financing, provided that PRC residents contribute their legally owned assets or equity into such entity.

SAFE Circular 37 further requires amendment to the registration where any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, divestiture or other material event.

Any violation of these registration requirements may, among other liabilities that may be imposed under PRC laws governing evasion of foreign exchange controls, cause the PRC subsidiaries of the special purpose vehicle be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and may cause the special purpose vehicle’s ability to contribute additional capital into its PRC subsidiary be restricted.

Regulation of Dividend Distribution

The Company Law of the People’s Republic of China, promulgated by Standing Committee of the NPC on December 28, 2013 and came into force on March 1, 2014, and the Wholly Foreign-owned Enterprise Law, promulgated and came into force on October 31, 2000 by Standing Committee of the NPC, provide that dividend may only be paid out of accumulated profits as determined in accordance with applicable accounting standards provided that: (1) all losses from prior fiscal years have been offset; and (2) a general reserve has been established and which shall amount to the 50% of the registered capital.

Labor Laws and Social Insurance

The Labor Contract Law was promulgated by the Standing Committee of the NPC on June 29, 2007 and became effective on January 1, 2008.

The Labor Contract Law requires employers to enter into written contracts with their employees, restricts the use of temporary workers and aims to give employees long-term job security. Pursuant to the Labor Contract Law, employment contracts lawfully executed prior to the implementation of the Labor Contract Law and continuing as of the date of its implementation shall continue to be performed. If an employment relationship was established prior to the implementation of the Labor Contract Law with no written employment contract executed, a contract must be executed within one month after the implementation of the Labor Contract Law.

In addition, according to the PRC Social Insurance Law, social insurance in China includes basic pension insurance, basic medical insurance, work-related injury insurance, unemployment insurance and maternity insurance. Both employers and employees must pay basic pension insurance contributions based on the employee’s wage category, as required by the relevant regulations. Employees participating in basic pension insurance schemes are entitled to receive monthly basic pensions if their accumulated contribution period has reached or exceeded 15 years when they reach the statutory retirement age. A notice issued by the Social Assurance Authority provides that retirement is permitted at age of 60 for male employees and between 50 and 55 for female employees. Social insurance (including pension insurance) payment obligations end at such voluntary retirement ages.

Company Law

The Company Law of the PRC, adopted at the Fifth Session of the Standing Committee of the Eighth National People’s Congress on December 29, 1993, was amended for the first time at the 13th Session of the Standing Committee of the Ninth National People’s Congress on December 25, 1999; amended for the second time at the 11th Session of the Standing Committee of the Tenth National People’s Congress on August 28, 2004; revised at the 18th Session of the Standing Committee of the Tenth National People’s Congress on October 27, 2005; and Revised at the 6th Session of the Standing Committee of the Twelfth National People’s Congress on December 28, 2013, takes effect on March 1, 2014 (the “Company Law”).

Pursuant to the Company Law, (1) the term “company” shall refer to a limited liability company or a Company Limited by Shares; (2) the shareholders of both Limited Liability Company and Company Limited by Shares shall only be subject to the liability of the company to the extent of the capital contributions they have subscribed; (3) the minimum amount of registered capital of a limited liability company and the minimum percent of cash contribution by shareholders have been eliminated by revision in 2014.

Wholly Foreign-Owned Enterprise Law

The Law of the PRC on Wholly Foreign-owned Enterprises, or the WFOE Law, was adopted by the NPC on April 12, 1986 and was amended on October 31, 2000. Moreover, the Implementation Regulation of the WFOE Law was promulgated on December 12, 1990 and amended on April 12, 2001.

The ratio between its registered capital and total amount of investment shall be in conformity with the relevant regulations of the PRC, and the difference between its registered capital and total amount of investment equal to the amount of foreign exchange loans that the WFOE is permitted to borrow from its foreign investor.

Environmental Protection

The Environmental Protection Law, promulgated by the Standing Committee of NPC on December 26, 1989 and came into force on December 26, 1989, lays the foundation of the legal framework for environmental protection in the PRC. The Ministry of Environmental Protection under the State Council is charged with the administration of The Environmental Protection Law.

The Law on Prevention and Control of Environmental Pollution by Solid Wastes (“the Solid Wastes Law”), promulgated by the NPC on December 29, 2004 and came into force on April 1, 2005, provides that any disposition of hazardous wastes shall be in compliance with relevant provisions promulgated by the State. Moreover, it is forbidden to supply or entrust hazardous wastes to entities that do not have business licenses and qualifications for the collection, storage, utilization and disposition of solid wastes. The Air Pollution Prevention Law, promulgated by the Standing Committee of the NPC on April 29, 2000 and came into force on September 1, 2000, The Water Pollution Prevention Law, promulgated by the Standing Committee of the NPC on May 11, 1984 and came into force on November 1, 1984 as amended on March 15, 1996 and February 28, 2008 are also important laws in this area.

Under these regulations, a number of requirements for handling, storage, treatment, transportation and disposal of regulated substances and wastes must be complied with and enterprise that discharge wastes into air or waters must obtain a permit and pay the waste treatment fees. Violation of these regulations may cause the violator to be subject to injunction and/or fine. We have obtained all material approvals necessary for our business operations.

Property

The Law of the PRC on Property, or the Property Law, was promulgated by the Standing Committee of the NPC on March 16, 2007 and became effective on October 1, 2007. Under the Property Law, any creation, modification, transfer or termination of property rights shall only become effective upon registration with the relevant government authorities. All lawful property of the State, collective organization and individual are protected by the Property Law against embezzlement and encroachment.

The Law of the PRC on Land Administration, or the Land Administration Law, was promulgated by the Standing Committee of the NPC on June 25, 1986 and became effective on January 1, 1987 and as amended on December 29, 1988 and August 28, 2004. According to the Land Administration Law, the lands within territory of the PRC are classified into two categories, state-owned land and collective-owned land. The use right of state-owned land can be obtained through either government allocation or grant with grant fees paid.

It further prescribes that any entity who intends to conduct construction must construct on the state-owned land except as otherwise provided under the Land Administration Law. The collective-owned land shall not be granted, assigned or leased for use of agriculture-unrelated-construction unless it otherwise falls in the scope permitted under the Land Administration Law. Violation of such provisions under the Administration Law may result in fines and confiscation of the buildings constructed on the land.

The Urban Real Estate Administration Law was promulgated by the Standing Committee of the NRC on July 5, 1994 and became effective on January 1, 1995 and as amended on August 30, 2007. According to the Urban Real Estate Administration Law, if the real estate is mortgaged to third party the land where such real estate occupies shall also be mortgaged together.

Product Liability

Under the current PRC laws, manufacturers and/or vendors of defective products in the PRC may incur liability for loss and injury caused by such defective products. Pursuant to the General Principles of the Civil Law of the PRC, or the PRC Civil Law, promulgated by the NPC on April 12, 1986, a defective product which causes property damage and/or physical injury to any person may subject the manufacturer and/or vendor of such defective product to civil liability for such damage and/or injury caused therefrom.

The Product Quality Law of the PRC, or the Product Quality Law, was promulgated by the Standing Committee of the NPC on February 22, 1993, to supplement the PRC Civil Law aiming to protect the legitimate rights and interests of the end-users and consumers and to strengthen the supervision and control over the quality of products. The Product Quality Law was revised on July 8, 2000. Pursuant to the revised Product Quality Law, manufacturers who produce defective products may be subject to civil or criminal liability and have their business licenses revoked.

The Law of Protection of the Rights and Interests of Consumers, or the Consumers Protection Law, was promulgated by the Standing Committee of the NPC on October 31, 1993, and became effective on January 1, 1994. The Consumers Protection Law provides further protection to the legal rights and interests of consumers in connection with the purchase or use of goods and services. At present, all business operations must observe and comply with the Consumers Protection Law when they provide their goods and/or services.

The Tort Law of the PRC, or the Tort Law, was adopted by the Standing Committee of the NPC and promulgated on December 26, 2009 and will become effective on July 1, 2010. The Tort Law establishes a separate chapter regarding product liability. Compared to previous laws and regulations in relation to product liability, the provisions of the Tort Law expressly provide that, in the event that any entity is clearly aware of the defects existing in the products but notwithstanding manufactures and distributes such defective products which finally cause others’ death or serious injury, those so infringed upon are entitled to claim punitive damages.

U.S. Regulations

Federal, state and local governments mandate a variety of laws and regulations aimed at serviceware products and packaging products. At the federal level, the Food and Drug Administration (“FDA”), the Consumer Product Safety Commission and the Environmental Protection Agency (“EPA”), among other federal agencies, have promulgated regulations that directly or indirectly affect the products we produce.

For example, the FDA is charged with, among other responsibilities, regulating industry to ensure that food contact substances are safe, approving materials for use in foodservice disposables, and setting safety standards for products made with recycled content. Unlike many other industrialized nations, the U.S. does not currently have national packaging recycling laws in place; such laws, where they exist, are at the state level.

The Affordable Care Act (“Obamacare”) requires restaurant chains with over 20 locations to display the calorie content of each food and drink item it serves on signs and printed menus. Such regulation may indirectly affect our product usage as the intention of such regulation is to encourage healthier eating and better food choices, including a decrease in consumption of food from fast food restaurants and quick service restaurants.

State and local governments regulate restaurant cleanliness standards, with which foodservice disposables must comply. And a number of states, including large states such as California and Florida, as well as cities and counties have passed regulations governing consumer packaging materials. Polystyrene foam bans are particularly widespread among local governmental regulations, particularly in California, which has more than 50 cities and counties that have restricted or banned foamed polystyrene containers. Although no state has yet to impose a statewide ban on polystyrene, numerous bills that would accomplish such ban have been promoted in various state legislatures.

C. Organizational Structure

Below is a chart representing our current corporate structure:

Our registered office in the Cayman Islands is at NovaSage Incorporations (Cayman) Limited, Floor 4, Willow House, Cricket Square, P.O. Box 2582, Grand Cayman KY1-1103, Cayman Islands, telephone +1.345.949.2648.

D. Property, Plant and Equipment

Property

There is no private land ownership in China. Individuals and entities are permitted to acquire land use rights for specific purposes. We, including our wholly owned subsidiary Great Plastics, were granted land use rights for our facilities in Sanmen County and Songmen Town, which extend until between 2053 and 2060.

In the U.S., in October 2013, we committed with the Pennsylvania Department of Commerce to invest and build a factory in Allentown, Pennsylvania. On February 27, 2014, Fuling signed a lease of premises in Allentown, Pennsylvania for general office, manufacturing and warehousing purposes. The Allentown project contemplates construction of the factory, renovation of the rented premises in Allentown and the purchase and installation of 12-24 production lines of manufacturing equipment.

Following is a list of our properties, including the first two, which we lease:

Transferee/ Lessee/Owner	Property	Land/Building Use Term	Space (m2)	Ground Floor Area (m2)	Productive Capacity (ton)	Extent of Utilization	Products Produced

Fuling USA	Commercial/industrial space at 6690 Grant Way, Suite 1, Allentown, PA 18106	2014-03-01 until 2024-05-31	8,175.47		4,800	16%(1)	Straws

Taizhou Fuling	Factory building at 8 Shengpan Road, Guanweitong Village, Wenqiao County	2016-01-01 until 2016-12-31	5,120.00		6,000	100%	Knives and forks

Taizhou Fuling	Non-residential building in Ximen Village, Songmen Town	No expiration (rights acquired 2000-04-27)	177.58		(rent out)	N/A	N/A

Taizhou Fuling	Non-residential building in Ximen Village, Songmen Town	No expiration (rights acquired 2000-04-27)	668.89		(rent out)	N/A	N/A

Taizhou Fuling	Land in South of Binhai Road, Songmen Town	2007-03-27 until 2053-03-10		13,996.79	13,970	98%(2)	Mainly knives, forks, plates and bowls

Taizhou Fuling	Land in South of Binhai Road, Songmen Town	2007-03-27 until 2055-01-14		14,076.80			Same as above

Taizhou Fuling	Non-residential building in South of Binhai Road, Songmen Town	2013-07-25 until 2053-03-10	491.05				Same as above

Taizhou Fuling	Non-residential building in South of Binhai Road, Songmen Town	2013-07-25 until 2053-03-10	1,471.22				Same as above

Taizhou Fuling	Non-residential building in South of Binhai Road, Songmen Town	2013-07-25 until 2053-03-10	2,559.28				Same as above

Taizhou Fuling	Non-residential building in South of Binhai Road, Songmen Town	2013-07-25 until 2053-03-10	1,847.10				Same as above

Taizhou Fuling	Non-residential building in South of Binhai Road, Songmen Town	2013-07-25 until 2053-03-10	3,694.20				Same as above

Taizhou Fuling	Non-residential building in South of Binhai Road, Songmen Town	2013-07-25 until 2055-01-14	7,717.56				Same as above

Taizhou Fuling	Land in Southeast Industrial Zone, Songmen Town	2015-01-29 until 2065-01-15		2,576.00	N/A	N/A	Same as above

Great Plastics	E02-2905 lot at Binhai Xincheng, Sanmen County	2010-08-01 until 2060-08-01		30,349.00	20,000	80%(3)	Mainly straws, plates, cups, knives and forks

Great Plastics	Factory building in Binhai Xincheng, Sanmen County	No expiration (rights acquired 2014-02-21)	15,679.28				Same as above

Great Plastics	Factory building in Binhai Xincheng, Sanmen County	No expiration (rights acquired 2014-02-21)	1,872.22				Same as above

Great Plastics	Factory building in Binhai Xincheng, Sanmen County	No expiration (rights acquired 2014-02-21)	11,813.30				Same as above

Great Plastics	Dormitory building in Binhai Xincheng, Sanmen County	No expiration (rights acquired 2014-02-21)	4,092.77		(non- production)	80%(4)	N/A

(1)	We began productive use in early June 2015.

(2)	We expect to reach 100% utilization in second half of 2016.

(3)	This facility has an area of 30,349 square meters, among which 10,000 square meters are reserved for capacity expansion.

(4)	The dormitory has 130 rooms, and is able to accommodate 350 employees. Currently 90 rooms are occupied by 212 employees.

Fixed assets at our properties consist of office equipment, buildings, structures, ancillary facilities, and equipment for production and packaging of plastic foodservice disposals including plastic food containers, drinking straws, cutlery, cups and plates, and others.

Some of our real property and fixed assets are encumbered by secured loans from our creditors. China Construction Bank Wenling Branch has encumbrances on our land use right and building ownership rights in the property located at South of Binhai Road, Songmen town. The term of our loan with China Construction Bank is from July 29, 2013 to October 27, 2017. Industrial and Commercial Bank of China Wenling Branch has encumbrances on our land use right and building ownership right in the property located at South of Binhai Road, Songmen town. The term of our loan with Industrial and Commercial Bank of China is from September 25, 2013 to August 28, 2017.

None of our property is affected by any environmental issues that may affect our use of the property. At present, our plans to further develop, expand or improve these properties are funded through proceeds from our initial public offering and through our operating cash flows. Regarding details of our Allentown expansion and Wenling expansion, please see “Item 4. Information on the Company – B. Business review.”

In addition to our property rights, we also currently have agreements to warehouse our products for delivery to customers. We do not own or lease the warehouses in question but instead pay storage and handling fees based on the quantity of goods we are warehousing at such facilities. We expect to devote part of such facility to warehousing our products prior to delivery to our customers. We may, from time to time, enter into new agreements to meet our warehousing needs.

Plant

Currently, we have following four factories, three in China and one in U.S.:

1.	Wenqiao factory: 8 Shengpan Road, Guanweitong Village, Wenqiao County, Wenling City, Zhejiang Province, China

2.	Songmen factory: South of Binhai Road, Songmen Town, Wenling City, Zhejiang Province, China

3.	Sanmen factory: Binhai Xincheng, Sanmen County, Taizhou City, Zhejiang Province, China

4.	Allentown factory: Allentown, PA, USA

We also plan to build another factory in Wenling city and we are in the process of expanding our Allentown factory. Regarding details to our material plans to construct/expand our new Wenling factory and our Allentown factory, please see “Item 4. Information on the Company —B. Business Review - Wenling Expansion” and “Item 4. Information on the Company —B. Business Review - Wenling Expansion”.

Equipment

As labor has become more expensive in China, we have found that we have less of an advantage over similarly situated companies from certain other countries. As a result, we have focused on increasing automation to reduce our reliance on labor, especially for cutlery. Because we have developed some of our own machinery for producing and packaging our products, we believe we have advantages over less automated competitors.

We are using more and more fully automated machinery including automatic injection molding machines, robotic arms, and automatic delivery systems. For example, we developed a six-in-one automatic packing machine to meet our customers’ needs. This machine can combine six steps into one step. Therefore, it packs forks, cutlery, napkins and other plastic serviceware into a single plastic package. A normal packing machine would require seven workers to operate. This machine reduces labor demand to only four workers.

Most of our automatic machines are customized. For instance, we cooperated with a manufacturer to transform a normal injection molding machine into a professional, industrial-quantity injection molding machine for serviceware production. We also cooperated with an automation factory to produce robotic arms for our production system.

The following chart shows some of our advanced equipment.

Equipment	Function

Elemental Analyzer	Our elemental analyzers can detect 26 kinds of toxic heavy metal elements and detect a variety of regular and irregular sample of the power, plate, linear. Alloys, metal materials and plastic materials can be detected.

Injection Molding Machine	Our injection molding machine is also called an injection machine. It is our main molding equipment using plastic molding to make thermoplastic or thermosetting plastic into various shapes of plastic products. High power is applied to molten plastic to fill the mold cavity and injection. The dedicated robotic arm of the injection molding machine is able to automate transportation of products or running tools according to the predetermined requirement for the operation of automated production equipment.

Vacuum Magnetron Sputtering Coating Machine	Our vacuum magnetron sputtering coating machine mainly uses direct current (or intermediate frequency) magnetron sputtering and can be adapted to a wide range of coating targets, such as copper, titanium, chromium, stainless steel, nickel and other metal materials, which can be coated using a sputtering process. It can also improve film adhesion, reproducibility, density, uniformity and other characteristics.

Four-Layer Co-Extruded Sheet Machine	Our four-layer co-extrusion sheet machine is mainly suitable for PP, PS and other raw materials, production of various high-grade thermalformed sheets and stationery sheets. Widely used in the manufacture of various high-grade four-layer sheets, the machine is suitable for manufacturing high-grade beverage cups, jelly cups, food packaging and other packaging containers.

High-Speed Plastic Molding Machines (Computer Controlled)	Our computer controlled high-speed plastic molding machine is suitable for PS, modified PP and PET reel sheet. It can manufacture to a variety of specifications, including disposable fast-food containers, instant noodle bowls, western food boxes, food packaging for products such as candy and cake boxes, daily necessities, metal packaging, children’s toys and agricultural seedling trays.

Thermoforming Machine	Our thermoforming machine is mainly suitable for HIPS, PS, PVC, PET and other plastic sheet, using heating principles to form plastic sheets, including in particular the production of, among other items, various small spoons and plate covers.

From 2012 to 2015, we invested approximately $16 million on advanced equipment and technology to increase our productivity levels, increasing our annual per-production worker output from approximately $80,000 in 2012 to approximately $138,960 in 2015, an important 73.7% performance improvement.

We have established an automation department in 2015 to work on research and development for that aspect of our manufacturing process. We believe we still have room to continue to automate our production processes and enjoy additional savings in labor expenses and increased productivity.

The following pictures show some of the automation in our factories and product lines.

Injection Molding Machine (including robotic arm) in our Songmen factory.

High-Speed Plastic Molding Machines (Computer Controlled) in our Sanmen factory.

Four-Layer Co-Extruded Sheet Machine in our Sanmen factory.

Item 4A.                 Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this annual report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report, particularly in “Risk Factors.”

A. Operating Results

Overview of Company

We are a specialized production and distribution company for environmentally-friendly plastic serviceware with primary customers from the United States and European countries. We mainly conduct our operations in China and United States through our wholly owned subsidiary, Taizhou Fuling Plastics Co., Ltd. and its subsidiaries in both countries.

Our plastic serviceware products are made from environmentally-friendly material. Our products include disposable cutlery, drinking straws, cups and plates and other plastics products. Our largest customer base is in the United States. Our production facilities include three factories in Zhejiang Province, China and one factory in Pennsylvania, U.S., and we have obtained ISO9001 quality management system, ISO14001 environmental management system, HACCP, FDA food facility registration and GMP certifications. These certifications are crucial for businesses like ours that serve some of the most sophisticated purchasers of foodservice disposables in the world.

Our primary raw materials in production of our products are PP, GPPS and HIPS, which are extracted from crude oil. Thus, our cost of raw material is highly impacted by fluctuations in the price of oil. Cost of revenues mainly includes costs of raw materials, costs of direct labor, utilities, depreciation expenses and other overhead.

Our largest product category is disposable cutlery. It includes forks, knives, spoons, general, specialized and multipurpose utensils (for instance, the spork), both in single- and multi-utensil packages. It accounted for 61% and 54% of our revenue for the years ended December 31, 2015 and 2014, respectively, and we believe it will continue to be a key area for growth in the coming years. Our other product categories are (i) drinking straws, (ii) cups and plates and (iii) other plastics products, which. accounted for 12%, 24% and 4% of the total sales respectively for the year ended December 31, 2015 and accounted for 16%, 27% and 3% of the total sales respectively in the year ended December 31, 2014.

Direct Link, one of our subsidiaries was incorporated in the United States in 2011 and is engaged in the distribution of our products in the U.S. In May 2014, Fuling Plastic USA, Inc. (“Fuling USA”) was incorporated in the Commonwealth of Pennsylvania as a wholly-owned subsidiary of Taizhou Fuling. Fuling USA is establishing the Company’s first production factory in the U.S. and will principally engage in the production of plastic drinking straw items. We have not established any subsidiaries in Europe and we rely on the sales forces located in China to export our products to European countries.

As of March 10, 2016, our products are sold in 22 countries. Our customers now include Subway, Wendy’s, Burger King, KFC (China only), Wal-Mart, McKesson and Woolworths. In 2015, we supplied four of the five largest fast food restaurant chains in the United States, based on U.S. system-wide sales amount as published by QSR Magazine. We estimate we supplied the following percentages of these customers’ products in the United States in 2015. These percentages are management’s best estimates, based on orders from such customers and understanding of other supplier relationships.

Customer	Cutlery	Straws	Courtesy Cups
A	100%	70%	*
B	45%	45%	*
C	24%	*	*
D	*	100%	100%

 *      Less than 1%; please note that these customers are presented in random order and not in order of size in order to protect the confidentiality of the customers.

Sales to these four customers amounted in the aggregate to 28.1% and 32.7% of our total revenues in the years ended December 31, 2015 and 2014, respectively. None of these customers exceeded 10% in 2015 and 2014.

Revenue by Geographic Area *

(All amounts, other than percentages, in thousands of U.S. dollars)

	Year Ended December 31, 2015		Year Ended December 31, 2014
Region	Amount	%	Amount	%
United States	$85,145	93.26%	$76,930	92.49%
Europe	$2,588	2.83%	$1,933	2.32%
Australia	$635	0.70%	$1,214	1.46%
Canada	$1,082	1.19%	$1,198	1.44%
Central and South America	$222	0.24%	$760	0.91%
Middle East and Africa	$498	0.55%	$683	0.82%
China	$1,124	1.23%	$463	0.56%
Total	$91,294		$83,181

* The revenue here does not include our income from sources other than our serviceware products, which are mainly sales of raw materials and recyclable waste.

Factors Affecting Our Results of Operations

Government Policy May Impact our Business and Operating Results.

We have not seen any significant impact of unfavorable government policy upon our business in recent years. However, our business and operating results will be affected by China’s overall economic growth and government policy. Unfavorable changes in government policies (as well as government policies affecting our customers) could affect the demand for our products and could materially and adversely affect our results of operations. Our products are currently not subject to the government restrictions in the PRC. However, any future changes in the government’s policy upon plastic related production industry or disposal rules may have a negative effect on our business. As our majority of business is from international trading, any future changes in the government policy affecting the importing and exporting industry may impact our revenue and profitability.

World crude oil prices may impact our profitability.

The price of our products’ main raw material is closely associated with that of crude oil. Fluctuating oil prices impact not only the cost of plastic resin, but also transportation costs. Normally, our customers and we mutually agree to adjust our price according to raw material price fluctuation. However, if we are unable to do that in the future, oil price fluctuation will impact our profitability.

The fast food industry is expected to grow slowly.

Our major customers operate in fast food industry in the U.S. The industry is expected to perform marginally better over the next five years as the U.S. economy improves and consumers continue to seek convenient meal options. While no severe revenue declines are expected, fast food restaurants will continue to operate in a slow-growth environment. Successful operators will need to adapt to changing consumer preferences as the traditional concept of fast food evolves to include a wider variety of options. As plenty of opportunities remain for new fast food concepts and products, the industry’s long era of growth is far from over. As a result of these trends, global fast food industry revenue is expected to grow at an annualized rate of 2.0% over the five years to 2020 to $248.7 billion. In addition, the demand for foodservice disposables in the U.S. is projected to increase 3.9% per year to $21.9 billion in 2019.

Competition is high and increasing.

The three largest U.S. suppliers of foodservice disposables account for a significant percentage of the industry. As of 2012, Dart Container Corporation, Reynolds Group/Pactiv and Georgia-Pacific collectively held approximately 29% of the U.S. market share in the foodservice disposables industry. Our industry is marked by a small number of strong competitors, with approximately 50% of our market controlled by the top 10 companies in the industry. Under such circumstances, we may be unable to compete effectively against such larger, better-capitalized companies, which have well-established long-term relationships with the large customers we serve and seek to serve. Competition in this industry is primarily based on price. Other significant competitive factors are quality and reliability of delivery.

Exchange rate fluctuations may significantly impact our business and profitability.

We sell a majority of our products in the United States (approximately 93.26 % based on 2015 revenues, and approximately 92.49% based on the revenues for the year ended December 31, 2014). Historically, we have relied on lower wages and favorable exchange rates in China to make our products sold abroad competitive in price. As China's currency has fluctuated significant against the U.S. dollar in the past year, our advantage in price competitiveness might be impacted. While have already begun to diversify risk by moving some of our manufacturing to the United States, we anticipate continuing to produce the majority of our products in China. To the extent the Chinese RMB appreciates, our products could become more expensive and, as a result, less attractive to potential customers in other countries. Currently we do not have any foreign currency net investments which are hedged by currency borrowings and other hedging instruments.

Results of Operations

Years Ended December 31, 2015 and 2014

 The following table summarizes the results of our operations during the fiscal years ended December 31, 2015 and 2014, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such years.

(All amounts, other than percentages, in thousands of U.S. dollars)

	2015		2014
Statement of Operations Data:	Amount	As % of Sales	Amount	As % of Sales	Amount Increase (Decrease)	Percentage Increase (Decrease)

Revenues	$91,294	100%	$83,181	100%	$8,113	10%
Cost of goods sold	67,646	74%	61,104	73%	6,542	11%
Gross profit	23,648	26%	22,077	27%	1,571	7%
Operating expenses
Selling expenses	6,437	7%	6,064	7%	373	6%
G&A expenses	6,149	7%	3,880	5%	2,269	59%
R&D expense	2,092	2%	2,484	3%	(392)	-16%
Total operating expenses	14,678	16%	12,428	15%	2,250	18%
Income from operations	8,970	10%	9,649	12%	(679)	-7%
Other income (expenses)
Interest expense, net	(1,063)	-1%	(1,157)	-1%	94	-8%
Subsidy income	901	1%	597	1%	304	51%
Other income, net	582	1%	8	0%	574	7175%
Total other income (expenses)	420	1%	(552)	-1%	972	-176%
Income before income taxes	9,390	10%	9,097	11%	294	3%
Provision for income taxes	(1,442)	-2%	(1,369)	-2%	(73)	5%
Net income	$7,948	8%	$7,728	9%	$220	3%

Revenues.  Revenues increased by approximately $8.1 million, or 10%, to approximately $91 million in 2015 from approximately $83 million in 2014. The increase in net sales was driven by higher amount of products sold. However, with the significant drop of crude oil price, the selling price has been significant decreased compared to last year. Overall, our sales increased despite the negative impact from pricing.

Revenue by Product Type

(All amounts, other than percentages, in thousands of U.S. dollars)

	2015		2014		Variance
	Amount	% of Sales	Amount	% of Sales	Amount Increase (Decrease)	Percentage Increase (Decrease)
Cutlery	$55,242	61%	$45,211	54%	$10,031	22%
Straws	11,092	12%	13,055	16%	(1,963)	-15%
Cups and plates	20,938	23%	22,699	27%	(1,761)	-8%
Others	4,022	4%	2,216	3%	1,806	82%
Total	$91,294	100%	$83,181	100%	$8,113	10%

Cutlery

 Revenue from cutlery increased by $10.0 million, or 22%, from $45.2 million to $55.2 million in 2015. Sales from products made with nano-modified polypropylene material with our patented technology, decreased by $1.4 million. Although we increased the quantity sold in 2015, the sales decrease of cutlery was driven by the decreased average selling price. Our average selling prices for this product category decreased from $2.31 to $2.03 per kilogram. We sold 0.81 million kilograms more compared to last year for this product category.

Sales of cutlery made from traditional polypropylene material and polystyrene materials increased by $9.3 million or 49% from 2014. This increase was driven by the increase of volume we sold, which increased by 3.1 million kilograms from 2014. The increase was partially offset by the decrease of selling price from $3.69 to $2.95 per kilogram.

Sales of cutlery made from cornstarch biodegradable material decreased by $14,000 or 1.4% from 2014. The decrease was attributed to the decreased selling price while our sales volume has been increased.

Straws

Sales for straws decreased by $2.0 million in 2015 compared with sales in 2014. In 2015, the quantity sold increased by 223,000 kilograms or 8% compared to that in 2014. However, due to the raw material price drop in 2015, our selling price decreased significantly by 21%. Our price is very competitive in the U.S. market and our products have been receiving substantial interest from customers. We expect the sales volume will keep increasing. The sales in the following period will depend on the price trend of raw material.

Cups and plates

Sales for cups and plates decreased by $1.8 million in 2015 compared with sales in 2014. The quantity sold increased by 1% compared to 2014. The average selling price decreased from $4.0 to $3.6 per kilogram.

Other products

Other products include products for family use, party and other entertainment purposes. Sales from these types of products increased by $1.8 million in 2015 compared with sales in 2014. The sales increase was mainly due to several new products we developed in 2015, which contributed $2.4 million of revenue, offset by the revenue decreased from the existing products. The decrease is also due to the decrease price per kilogram in 2015.

Revenue by Geographic Area *

(All amounts, other than percentages, in thousands of U.S. dollars)

	2015		2014		Year-over Year Increase
Region	Amount	%	Amount	%	Amount	Percentage
United States	$85,145	93.26%	$76,930	92.49%	$8,215	10.68%
Europe	2,588	2.83%	1,933	2.32%	655	33.88%
Australia	635	0.70%	1,214	1.46%	(579)	(47.69)%
Canada	1,082	1.19%	1,198	1.44%	(116)	(9.68)%
Central and South America	222	0.24%	760	0.91%	(538)	(70.79)%
Middle East and Africa	498	0.55%	683	0.82%	(185)	(27.09)%
China	1,124	1.23%	463	0.56%	661	143%
Total	$91,294		$83,181		$8,113

* The revenue here does not include our income from sources other than our serviceware products, which are mainly sales of raw materials and recyclable waste.

Our sales from the United States market grew significantly in 2015. In 2015, our Allentown factory began operation. Localization contributed cost saving and made us more competitive in local markets. We have expanded our customer base and our key customers (top chain fast food stores) accounted for a smaller percentage of the total sales in 2015 compared to 2014.

The European market is our second largest market and the sales slightly increased since the demand is growing. Sales from the Chinese market increased by $0.7 million, or 143% due to the significant increase of fast food market in China. We are increasingly focusing on the Chinese market in 2015. The slight decrease for sales from other regions was primarily due to the shift of our focus to the US market in 2015.

Cost of goods sold. Our cost of goods sold increased by approximately $6.5 million or 11% to approximately $67.6 million in 2015 from approximately $61.1 million in 2014, which is consistent with sales growth in 2015. As a percentage of revenues, the cost of goods sold increased by approximately 1% to 74% in 2015 from 73% in 2014, which is relatively consistent with the prior year.

The portion of our products produced by third-party manufacturers in the years ended December 31, 2015 and 2014 are both less than 1%. The associated impact on our gross margins is very limited considering the portion.

Gross profit. Our gross profit increased by approximately $1.5 million, or 7%, to approximately $23.6 million in 2015 from approximately $22.1 million in 2014. Gross profit margin was 26% in 2015, as compared with 27% in 2014. The decrease of 1% was primarily attributable to change of product mix. In 2015, cutlery accounted for 61% of total sales, compared to 54% in 2014, which has the lowest gross margin among our products.

Our cost and gross profit by product types are as follows:

(All amounts, other than percentages, in thousands of U.S. dollars)

	2015		2014		Variance
	Cost	Gross Profit %	Cost	Gross Profit %	Cost Increase (Decrease)	Gross Profit % Increase (Decrease)
Cutlery	$42,211	24%	$35,204	22%	$7,007	2%
Straws	8,234	26%	9,500	27%	(1,266)	(1)%
Cups and plates	12,297	41%	13,473	41%	(1,176)	0%
Others	2,455	39%	1,373	38%	1,082	1%
Taxes	2,449	N/A	1,554	N/A	895	N/A
Total	$67,646	26%	$61,104	27%	$6,542	(1)%

Cost of revenue for cutlery products increased by approximately $7 million to approximately $42.2 million in 2015 compared to $35.2 million in 2014. Gross profit margins were 24% and 22%, respectively in 2015 and 2014. Cutlery represented the largest portion of sales.

Cost of revenue for straws was approximately $8.2 million in 2015 compared to approximately $9.5 million in 2014. The gross profit margin was approximately 26% in 2015 compared to 27% in 2014. The gross margin variance is considered as normal fluctuation in our business operation.

Cost of revenue for cups and plates was around $12.3 million and $13.5 million in 2015 and 2014, respectively. Gross profit margin was 41% in both years, which reflect the change of selling price and our cost fluctuated to the similar extent in general.

Taxes included in costs represent the VAT paid for purchased inventory, which cannot be deducted to offset our sales tax. The amount of tax in costs can vary year to year depending on the timing and amount of purchases made throughout the year.

Selling expenses.  Selling expenses increased by approximately $373,000 to approximately $6.4 million in 2015 compared to approximately $6.1 million in 2014. As a percentage of sales, our selling expenses were 7% of revenues in 2015 and 2014. The increase in selling expenses is consistent with the increase of revenues.

General and administrative expenses.  Our general and administrative expenses increased by approximately $2.3 million or 59%, to approximately $6.1 million in 2015 from approximately $3.9 million in 2014. As a percentage of revenues, general and administrative expenses were 7% and 5% of sales in 2015 and 2014, respectively. The increase was primarily attributable to the following factors:

(a) an increase in expenses related to public listing and consulting expense of approximately $168,000 in 2015;

(b) an increase in payroll and training expense of $1.1 million due to business expansion in the U.S. and China and new hires for the U.S. public listing related personnel;

(c) an increase in office and travelling expense of $344,000 due to business expansion in the U.S. and China as well as the establishment of our Allentown facility in U.S. in 2015;

(d) an increase in rental and insurance expense of $317,000 attributable the newly opened facility in Allentown, U.S. in 2015.

Research and development expenses.  Our research and development expenses decreased approximately $392,000 to approximately $2.1 million in 2015 compared with approximately $2.5 million in 2014. We expect the R&D expense to stay at this level, as we continued to conduct research and development activities, especially seeking to increase the use of environmentally-friendly materials, develop degradable and biodegradable materials and reduce reliance on fossil-based raw materials.

Interest income (expense).  Our interest expense (net)decreased by approximately $94,000, to approximately $1.1 million in 2015, from approximately $1.2 million in 2014.

The average interest rates for our average outstanding loan in 2015 and 2014 were 4.77% and 5.67%, respectively. At the time of loan application, different commercial banks determine loan interest rates based on various factors, including general economic conditions in China, internal bank lending policies, the applicant’s credit standing and relative bargaining power. From 2014 to 2015, People’s Bank of China has gradually lowered its prevailing interest rate. For one year commercial loans, interest rate decreased from 5.83% in the beginning of 2014 to 4.3% as of October 24, 2015. As a result, the interest rate for our average outstanding loan in 2015 was lower than in 2014.

The bank loan balance as of December 31, 2015 and 2014 were $15.3 million and $19.5 million respectively. The average amounts of loan outstanding for 2015 and 2014 were $23.4 million and $19.8 million, respectively. We borrow from commercial banks based on our working capital conditions and forecast of business needs. The average amount of loan outstanding in 2015 was slightly higher than 2014 due to expansion of our business.

There is no interest expense but only bank fee charged to notes payable. The bank charge is usually 0.05% of the notes payable issued. For the years ended December 31, 2015 and 2014, bank charges related to notes payable were immaterial.

Subsidy income.  Our government subsidy income was approximately $901,000 in 2015 compared to approximately $597,000 in 2014. Our government subsidy income was all granted by local governments in recognizing our achievements in various areas. All subsidies we received in 2015 and 2014 were one-time grants and may not occur again in the future. We cannot predict the likelihood or amount of any future subsidies.

Other income (expense).  Other expense was approximately $582,000 and $8,000 in 2015 and 2014, respectively. The significant increase is attributed to the favorable USD exchange rate against RMB in the last quarter. Included in this account, the Company recorded $477,000 of foreign currency translation gain.

Income before income taxes.  Our income before income taxes was approximately $9.4 million in 2015, an increase of approximately $294,000 compared with approximately $9.1 million in 2014. The increase was primarily attributable to increased sales and gross margin, offset by the increased G&A expense as discussed above.

Provision for income taxes.  Our provision for income taxes was approximately $1.4 million in 2015, an increase of approximately $73,000 or 5% from approximately $1.4 million in 2014. The increase was due to the fact that more taxable income was generated from our Chinese subsidiaries compared to 2014. In 2015, taxable income generated from China was $11.8 million compared to $8.0 million in 2014. The increase income tax expense (net) was offset by the deferred income tax benefit of $319,000 from the net operating loss generated in United States.

B. Liquidity and Capital Resources

 We are a holding company incorporated in the Cayman Islands. Total Faith, our BVI organized wholly owned subsidiary, owns Taizhou Fuling which in turn owns our U.S. and China assets through its subsidiaries. We may need dividends and other distributions on equity from our PRC subsidiaries to satisfy our liquidity requirements. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our PRC subsidiaries may also allocate a portion of its after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. We have relied on direct payments of expenses by our subsidiaries (which generate revenues), to meet our obligations to date. To the extent payments are due in U.S. dollars, we have occasionally paid such amounts in RMB to an entity controlled by our management capable of paying such amounts in U.S. dollars. Such transactions have been made at prevailing exchange rates and have resulted in immaterial losses or gains on currency exchange but no other profit.

As of December 31, 2015, Taizhou Fuling has outstanding loans of approximately $15.3 million from various banks in China. To secure this debt, Taizhou Fuling has pledged some of its properties and machinery, equipment, land use rights as well as other assets in China to banks. Our assets outside of China, including our Allentown assets, are not used as collateral.

Further, although instruments governing the current debts incurred by our PRC subsidiaries do not have restrictions on their abilities to pay dividend or make other payments to us, the lender may impose such restriction in the future. As a result, our ability to distribute dividends largely depends on earnings from our PRC subsidiaries and their ability to pay dividends out of their earnings. We cannot assure you that our PRC subsidiaries will generate sufficient earnings and cash flows in the near future to pay dividends or otherwise distribute sufficient funds to enable us to meet our obligations, pay interest and expenses or declare dividends.

As of December 31, 2015, we had cash and cash equivalents of approximately $15.6 million and restricted cash of approximately $2.1 million. As of December 31, 2015, we also had certificates of deposits of $3.2 million which mature in April and July 2016. We did not have any other short-term investments. Our current assets were approximately $49.8 million, and our current liabilities were approximately $32.4 million, which resulted in a current ratio of 1.54:1. Total shareholders’ equity as of December 31, 2015 was approximately $43.3 million.

We have historically funded our working capital needs from operations, advance payments from customers, bank borrowings, and capital from shareholders. Presently, our principal sources of liquidity are generated from our operations, proceeds from our initial public offering and loans from commercial banks. In China, long-term loans are generally available; however, short-term loans are more readily accessible sources of financing. Long-term loans in China are usually approved by banks for capital expenditures only, such as fixed asset construction or property acquisitions. Our working capital requirements are influenced by the level of our operations, the numerical volume and dollar value of our sales contracts, the progress of execution on our customer contracts, and the timing of accounts receivable collections.

Based on our current operating plan, we believe that our existing resources, including cash generated from operations, proceeds from our initial public offering, bank loans, bank notes payable, and advances from suppliers will be sufficient to meet our working capital requirement for our current operations over the next twelve months. We expect to be able to refinance our short-term loans based on past experience and our good credit history. We do not believe failure to refinance our short term loans from certain banks will have a significant negative impact on our normal business operations. In both 2015 and 2014, our operating cash flow was positive. In addition, our related parties including our major shareholders and affiliate companies are willing to provide us financial support. However, we may have negative cash flow in the future, and our related parties may become unable or unwilling to provide us financial support as needed. If this happened, the failure to refinance our short-term loans could potentially affect our capital expenditure and expansion of business.

During the period from January 1, 2016 to March 24, 2016, we repaid approximately $5.1 million bank loans and $0.4 million in notes payable that were due in 2015. We also borrowed approximately $8.7 million under new bank loans as well as approximately $1.3 million in new notes payable from various banks in China. If we cannot refinance from commercial banks, our major shareholders and affiliate companies could provide us financial support as needed. Lack of sufficient financial support from local banks or our related parties could potentially affect our capital expenditure and expansion of business. We do not believe failure to refinance from certain banks will have significant negative impact on our normal business operations.

The following table sets forth summary of our cash flows for the periods indicated:

(All amounts in thousands of U.S. dollars)

	2015	2014
Net cash provided by operating activities	$7,961	$5,390
Net cash used in investing activities	(8,770)	(6,013)
Net cash (used in) provided by financing activities	15,058	(800)
Effect of exchange rate changes on cash	(75)	125
Net (decrease) increase in cash	14,174	(1,299)
Cash, beginning of year	1,400	2,699
Cash, end of year	$15,574	$1,400

Operating Activities

Net cash provided by operating activities was approximately $8.0 million in 2015, compared to cash provided by operating activities of approximately $5.4 million in 2014. The increase in net cash provided by operating activities was primarily attributable to the following factors:

·	The increase in account receivable balance corresponded to the trend of increase in sales, but at a slower rate in 2015 compared to 2014. Our sales increased by 10% or $8.1 million in 2015 compared with 2014. However, sales increased by $13.6 million in 2014 compared to 2013. As a result, increase of accounts receivable at the end of 2015 were less than that in 2014.

·	Inventory decreased by approximately $1.1 million in 2015 compared with an increase of approximately $2.7 million in 2014. The decrease is associated with the significant drop in the price of raw material, and as a result, our products.

·	The decrease of accounts payable of $2.7 million in 2015, compared with an increase of $1.7 million in 2014. The decrease is consistent with the decrease of our inventory as well as adequate cash on hand.

Investing Activities

Net cash used in investing activities was approximately $8.8 million in 2015, an increase of approximately $2.8 million from net cash used in investing activities of approximately $6.0 million in 2014. The increase in net cash used in investing activities in 2015 was primarily attributable to increased payments associated with the acquisition of property and equipment in 2014 for $2.1 million, as well as increase of investment made for certificate of deposit for$ 0.6 million.

Financing Activities

Net cash provided from financing activities was approximately $15.1 million in 2015, compared to net cash used in financing activities of approximately $0.8 million in 2014. The increase in net cash provided from financing activities in 2015 was primarily attributable to (a) the 2014 Dividend, net of shareholder contribution for $2.7 million, compared to $18.6 million of capital contribution from our initial public offering; (b) offset by repayment of short term borrowings of $3.6 million in 2015, compared to $454,000 in 2014.

In 2016, we expect to use capital expenditures primarily to develop a new factory in Wenling and continue to equip our Allentown facility. We expect that our capital expenditures will increase in the future as our business continues to develop and expand. Our material cash requirements in 2016 may include (i) investments of approximately $4.9 million in the new production lines and manufacturing facilities in our new factory under plan in China;(ii) purchase of land use right for approximately $8.3 million as part of our project to build this new factory in Wenling; (iii) purchase of equipment for approximately $4.9 million for our existing factories in China; and (iv) purchase of equipment for approximately $2.1 million for the Allentown factory. As the demand for our products is expected to grow in the coming years, we will need to add additional manufacturing capacity in Wenling, China.

Our primary source of cash is currently generated from the sales of our products and bank borrowings in addition to proceeds from our initial public offering. In the coming years, we will be looking to other sources, such as raising additional capital by issuing shares of stock, to meet our cash needs. While facing uncertainties in regards to the size and timing of capital raises, we are confident that we can continue to meet operational needs solely by utilizing cash flows generated from our operating activities and bank borrowings, as necessary.

Loan Facilities

As of December 31, 2015, the details of all our short-term bank loans and bank acceptance notes payable are as follows:

(All amounts in U.S. dollars)

No.	Type	Contracting Party	Expiration Date	Amount	Effective Interest rate
1	Short-term Bank Loan	Agricultural Bank of China	Various from January to May 2016	$1,155,321	5.06% to 5.58% per annum
2	Short-term Bank Loan	China Construction Bank	July 2016	$1,232,343	5.14% per annum
3	Short-term Bank Loan	China Merchants Bank	March 2016 and June 2016	$1,000,293	1.13% to 1.42 per annum
4	Short-term Bank Loan	PingAn Bank	March 2016	$2,310,643	Interest rate ranging from 6.4% to 7.06% per annum
5	Short-term Bank Loan	China Citic Bank	March 2016	$1,622,457	Interest rates ranging from 4.74% to 6.61% per annum
6	Short-term Bank Loan	Industrial and Commercial Bank of China	Various from February to December 2016	$4,079,145	Interest rates ranging from 2.33% to 6.16% per annum
7	Short-term Bank Loan	Bank of China	Various from January to September 2016	$3,864,625	1.58% to 6.72% per annum
8	Bank acceptance notes payable	Industrial and Commercial Bank of China	Various dates from January to June 2016	$2,409,055	N/A
9	Bank acceptance notes payable	Bank of China	Various dates from January to June 2016	$430,728	N/A

All loans and bank acceptance notes due as of the date of this filing have been repaid. As of March 24, 2016, the Company has repaid approximately $5.1 million in bank loans and $0.4 million in notes payable that were due in 2015 and has borrowed approximately $8.7 million in bank loans and $1.3 million in notes payable from various banks in China, which are short term in nature and guaranteed by Special Plastics, its shareholders and third parties.

Although we currently do not have any material unused sources of liquidity, giving effect to the foregoing bank loans and other financing activities, including the discounting of bills/notes receivable, we believe that our currently available working capital should be adequate to sustain our operations at our current levels through at least the next twelve months. We will consider additional borrowing based on our working capital needs and capital expenditure requirements. There is no seasonality of our borrowing activities.

Statutory Reserves

Under PRC regulations, both of our subsidiaries in the PRC may pay dividends only out of their accumulated profits, if any, determined in accordance with accounting principles generally of the PRC (“PRC GAAP”). In addition, these companies are required to set aside at least 10% of their after-tax net profits each year, if any, to fund the statutory reserves until the balance of the reserves reaches 50% of their registered capital. The statutory reserves are not distributable in the form of cash dividends to the Company and can be used to make up cumulative prior year losses.

Restrictions on net assets also include the conversion of local currency into foreign currencies, tax withholding obligations on dividend distributions, the need to obtain State Administration of Foreign Exchange approval for loans to a non-PRC consolidated entity. We did not have these restrictions on our net assets as of December 31, 2015 and December 31, 2014. We are also party to certain debt agreements that are secured with collateral on our real property, but such debt agreements do not restrict our net assets and instead only impose restrictions on the pledged property. To the extent we wish to transfer pledged property, we are able to do so subject to the obligation that we settle the loan obligation.

The following table provides the amount of our statutory reserves, the amount of restricted net assets, consolidated net assets, and the amount of restricted net assets as a percentage of consolidated net assets, as of December 31, 2015 and December 31, 2014.

	As of December 31,
	2015	2014
Statutory Reserves	$2,868,844	$1,862,365
Total Restricted Net Assets	$2,868,844	$1,862,365
Consolidated Net Assets	$43,181,367	$17,454,524
Restricted Net Assets as Percentage of Consolidated Net Assets	6.64%	10.67%

Total restricted net assets accounted for approximately 6.64% of our consolidated net assets as of December 31, 2015. As our subsidiaries usually set aside only 10% of after-tax net profits each year to fund the statutory reserves and are not required to fund the statutory reserves when they incur losses, we believe the potential impact of such restricted net assets on our liquidity is limited.

Capital Expenditures

We had capital expenditures of approximately $5.5 million and $4.7 million for the years ended December 31, 2015 and 2014, respectively for additions to and renovations of our workshops and office buildings; and purchases of equipment in connection with our business activities.

In 2016, our capital expenditures are expected to be approximately $20.2 million, and will be primarily related to (i) investments of approximately $4.9 million in the new production lines and manufacturing facilities in our new factory under plan in China, (ii) purchase of land use right for approximately $8.3 million as part of our project to build this new factory in Wenling; (iii) purchase of equipment for approximately $4.9 million for our existing factories in China; and (iv) purchase of equipment for approximately $2.1 million for the Allentown factory.

For more information regarding our material commitments for capital expenditure, please see “Item 4. Information on the Company.” We expect that our capital expenditures will increase in the future as our business continues to develop and expand. We have used cash generated from our subsidiaries’ operations to fund our capital commitments in the past and anticipate using such funds and proceeds received from our initial public offering to fund capital expenditure commitments in the future.

Critical Accounting Policies

We prepare our financial statements in conformity with accounting principles generally accepted by the United States of America (“U.S. GAAP”), which requires us to make judgments, estimates and assumptions that affect our reported amount of assets, liabilities, revenue, costs and expenses, and any related disclosures. Although there was no material changes made to the accounting estimates and assumptions in the past three years, we continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. Accordingly, these are the policies we believe are the most critical to understanding and evaluating our consolidated financial condition and results of operations.

Revenue recognition

Revenue from product sales is recognized, net of estimated provisions for sales allowances, when the merchandise is shipped and title is transferred. Revenue is recognized when all four of the following criteria are met: (i) persuasive evidence that an arrangement exists (sales agreements and customer purchase orders are used to determine the existence of an arrangement); (ii) delivery of goods has occurred and risks and benefits of ownership have been transferred, which is when the goods are received by the customer at its designated location in accordance with the sales terms;(iii) the sales price is both fixed and determinable, and (iv) collectability is reasonably assured. Historically, sales returns have been minimal.

We sell our products either under free on board (“FOB”) shipping point term or under FOB destination term. For sales under FOB shipping point term, we recognize revenue when product was loaded on the ships. Product delivery is evidenced by warehouse shipping log as well as signed shipping bills from the shipping company. For sales under FOB destination term, we recognize revenue when the product is delivered and accepted by customer. Product delivery is evidenced by signed receipt document and title transfers upon delivery.

Revenue is reported net of all value added taxes. We do not routinely permit customers to return products and historically, customer returns have been immaterial.

Allowance for accounts receivable

We establish an allowance for doubtful accounts based on management’s assessment of the collectability of accounts receivable. A considerable amount of judgment is required in assessing the amount of the allowance.

We consider the historical level of credit losses and apply percentages to aged receivable categories when we decide the allowance for accounts receivable. Additional specific provision is made against accounts receivable to the extent which they are considered to be doubtful. Bad debts are written off when identified and we do not accrue interest on trade receivables. Collectability conditions are assessed on individual receivable accounts when we determine an allowance is necessary.

Income Tax

We account for income taxes in accordance with ASC 740, “Income Taxes”. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or future deductibility is uncertain.

Our subsidiaries in China are subject to the income tax laws of the PRC. We believe that our tax return positions are fully supported, but tax authorities in China may challenge certain positions. Therefore, the amount ultimately paid could be materially different from the amounts previously included in income tax expense and therefore could have a material impact on our tax provision, net income and cash flows.

Recently Issued Accounting Pronouncements

In November 2015, the FASB issued Accounting Standards Update No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes (ASU 2015-17), which simplifies the presentation of deferred income taxes by requiring deferred tax assets and liabilities be classified as noncurrent on the balance sheet. The updated standard is effective for us beginning on January 1, 2017 with early application permitted as of the beginning of any interim or annual reporting period. Management is evaluating the impact, if any, of this ASU on the Company’s financial position, results of operations and cash flows.

In January 2016, the FASB issued Accounting Standards Update (ASU) No. 2016-01, “Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities”. The new guidance is intended to improve the recognition and measurement of financial instruments. The new guidance makes targeted improvements to existing U.S. GAAP by: (1) Requiring equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. Requiring public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes; (2) Requiring separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (i.e., securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements; (3) Eliminating the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet; and. (4) Requiring a reporting organization to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk (also referred to as “own credit”) when the organization has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. The new guidance is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company does not expect this update will have a material impact on the Company's consolidated financial position, results of operations and cash flows.

C. Research and Development, Patents and Licenses, etc.

Research and Development

We are committed to researching and developing better ways to make our products more environmentally-friendly and cost effective and better ways to make our production methods more efficient. We believe scientific and technological innovations are integral to our operations and the mainstay of our competitive advantage and differentiation strategy. The barrier to entry to produce plastic foodservice disposables is relatively low; we believe that by devoting resources to finding new solutions to challenges facing our customers, we are able to improve our competitiveness, even where we are not the lowest cost provider of products, because we compensate with quality and service.

The R&D team has over 90 dedicated employees who are researchers and analysts focused on product development and design of systems to automate our production process. Quality control is an important aspect of the teams’ work and ensuring quality at every stage of the process has been a key driver in maintaining and developing brand value for our Company.

We have collaborated with the Technical Institute of Physics and Chemistry of the Chinese Academy of Sciences in research regarding foodservice disposables technology in materials, processes and systems. Current efforts focus on biodegradable product materials including PBS and cellulose synthesis of biodegradable material. It is through these collaborations that the company has managed to secure important breakthroughs resulting in proprietary knowledge and patents.

During years ended December 31, 2015 and 2014, we spent $2.09 million and $2.48 million, respectively, on R&D. The decrease of the amount spent on R&D was due to less R&D projects in 2015. R&D expenditures in each year were for the following purposes:

	Year Ended December 31,
Purpose	2015 (in millions)	2014 (in millions)
Salaries	$0.60	$0.76
Materials	1.23	1.30
Other	0.26	0.42
Total	$2.09	$2.48

We expect to increase our R&D expenditures proportionate to our revenue increase in 2016.

The following chart shows some of our recent research projects.

Project	Source	Year

Disposable Paper-Like Cups	R&D cooperation with Chinese Academy of Sciences	2016

High Quality Printing Paper	R&D cooperation with Chinese Academy of Sciences	2016

Paper Cup	Self-Developed	2016

PET Cups with/without Printing	Self-Developed	2016

PET Salad Bowl	Self-Developed	2016

Injection Deli with Printing	Self-Developed	2016

Thermoforming Deli with Printing	Self-Developed	2016

PP School Tray	Self-Developed	2016

Double Barrel	Self-Developed	2015

Spoon Straw	Self-Developed	2015

PP Plate	Self-Developed	2015

PP Controlled Degradation Serviceware	Self-Developed	2014

Melt-Grafted Polypropylene Cutlery	Self-Developed	2014

Damping Gradient Distribution Function Package	Self-Developed	2014

New Anti-Fog Lid	Self-Developed	2014

Research of Serviceware Packaging Automation	Self-Developed	2013

Application of Orientation Control in Serviceware	Self-Developed	2013

New Antibacterial Compound Serviceware	Self-Developed	2013

Toughening PLA Biodegradable Serviceware	Self-Developed	2013

Mold for Folding Spork	Self-Developed	2012 – 2013

PS/HIPS/SBC Plastic Alloy	Self-Developed	2012 – 2013

High Temperature High Impact PET Transparent Lid	Self-Developed	2012 – 2013

Starch Modified PBS Technology	Self-Developed	2012 – 2013

PLA/PBS Composite Biodegradable Straws	Self-Developed	2012

Starch-Based Full-Dissolved Material	Self-Developed	2012

New Temperature Modified PLA Biodegradable Material	Self-Developed	2012

New Coating Serviceware	Self-Developed	2012

Modified Corn Starch-Based PBS Biodegradable Material	R&D cooperation with Chinese Academy of Sciences	2011

Cellulose Inorganic Filler Modified PBS Biodegradable Materials	R&D cooperation with Chinese Academy of Sciences	2011

Research of Biodegradable Food Packaging Material	Self-Developed	2011

New Serviceware Coating Technology	Self-Developed	2011

Research of Improving The Energy-Saving of Injection Molding Machine	Self-Developed	2011

Research of Temperature Resistance of New Modified PLA Biodegradable Material	Self-Developed	2011

Intellectual Property

Our Patents

We rely on our technology patents to protect our business interests and ensure our position as a pioneering manufacturer in our industry. We have placed a high priority on the management of our intellectual property. Some products that are material to our operating results incorporate patented technology. Patented technology is critical to the continued success of our products. However, we do not believe that our business, as a whole, is dependent on, or that its profitability would be materially affected by, the revocation, termination, or expiration of, or infringement upon, any specific single patent. We currently hold the following issued patents:

Proprietary name	Patent No.	Patent type	Application Date	Approval Date	Expiration Date	Authority

Improvement to water barrel	ZL 2007 2 0109209.7	Utility model	2007.05.11	2008.02.20	2017.05.10	China State Intellectual Property Office

Particulate filtering drinking straw	ZL 2007 2 0107560.2	Utility model	2007.03.27	2008.02.20	2017.03.26	China State Intellectual Property Office

Straw with a fork	ZL 2007 2 0110304.9	Utility model	2007.06.06	2008.04.30	2017.06.05	China State Intellectual Property Office

Food and beverage heater for automobiles	ZL 2007 2 0109842.6	Utility model	2007.05.25	2008.04.30	2017.05.24	China State Intellectual Property Office

Straw with a spoon	ZL 2007 2 0111006.1	Utility model	2007.07.07	2008.07.02	2017.07.06	China State Intellectual Property Office

Brewing device	ZL 2008 2 0164651.4	Utility model	2008.09.11	2009.08.12	2018.09.10	China State Intellectual Property Office

Food grade polypropylene composite material and preparation and uses	ZL 2010 1 0116076.2	Patent	2010.03.02	2013.06.05	2030.03.01	China State Intellectual Property Office

Two section straw packaging and transmission system	ZL 2007 1 0156428.5	Patent	2007.10.26	2010.12.15	2027.10.25	China State Intellectual Property Office

Split-type goblets	ZL 2010 2 0684010.9	Utility model	2010.12.28	2011.08.03	2020.12.27	China State Intellectual Property Office

Plates	ZL 2010 3 0701465.2	Design	2010.12.29	2011.08.03	2020.12.28	China State Intellectual Property Office

Cup with curled rim	ZL 2011 2 0049179.1	Utility model	2011.02.26	2011.08.24	2021.02.25	China State Intellectual Property Office

Spork	ZL 2010 2 0685416.9	Utility model	2010.12.28	2011.09.07	2020.12.27	China State Intellectual Property Office

Multipurpose fork	ZL 2010 2 0685497.2	Utility model	2010.12.28	2011.10.19	2020.12.27	China State Intellectual Property Office

Anti-counterfeit bags	ZL 2011 2 0049491.0	Utility model	2011.02.26	2011.10.19	2021.02.25	China State Intellectual Property Office

Combined serviceware package	ZL 2010 2 0684440.0	Utility model	2010.12.28	2011.11.09	2020.12.27	China State Intellectual Property Office

Hollow-handle cutlery	ZL 2010 2 0684221.2	Utility model	2010.12.28	2011.11.30	2020.12.27	China State Intellectual Property Office

Serviceware kit (toughened)	ZL 2011 3 0402067.5	Design	2011.11.07	2012.05.16	2021.11.06	China State Intellectual Property Office

Ice cream cup	ZL 2011 2 0561621.9	Utility model	2011.12.29	2012.10.03	2021.12.28	China State Intellectual Property Office

Cover/lid	ZL 2012 3 0240031.6	Design	2012.06.11	2012.10.31	2022.06.10	China State Intellectual Property Office

Cover remover	ZL 2012 2 0285999.5	Utility model	2012.06.16	2013.01.09	2022.06.15	China State Intellectual Property Office

Packaging barrel	ZL 2012 2 0288697.3	Utility model	2012.06.16	2013.01.09	2022.06.15	China State Intellectual Property Office

Bowls	ZL 2012 3 0542829.6	Design	2012.11.09	2013.04.10	2022.11.08	China State Intellectual Property Office

Plates (honeycomb design)	ZL 2012 3 0543240.8	Design	2012.11.09	2013.04.10	2022.11.08	China State Intellectual Property Office

Cutlery with removable structure	ZL 2012 2 0591687.7	Utility model	2012.11.09	2013.05.01	2022.11.08	China State Intellectual Property Office

Bowl for noodles	ZL 2010 3 0701464.8	Design	2010.12.29	2011.06.08	2020.12.28	China State Intellectual Property Office

Combined fork and cutlery	ZL 2010 2 0683337.4	Utility model	2010.12.28	2011.10.19	2020.12.27	China State Intellectual Property Office

Multipurpose clip	ZL 2011 2 0048688.2	Utility model	2011.02.26	2011.10.19	2021.02.25	China State Intellectual Property Office

Water dispenser bucket with handle	ZL 2011 2 0219976.X	Utility model	2011.06.27	2012.01.25	2021.06.26	China State Intellectual Property Office

Cup	US D724,426 S	Design	2014.07.24	2015.03.17	2029.03.17	United States Patent and Trademark Office

Plate	ZL 2015 3 0165070.8	Design	2015.05.27	2015.09.02	2025.05.26	China State Intellectual Property Office

Serviceware distribution organization	ZL 2015 2 0307980. X	Utility model	2015.05.13	2015.09.09	2025.05.12	China State Intellectual Property Office

High luminous suction cup	ZL 2015 2 0332164.4	Utility model	2015.05.21	2015.09.23	2025.05.20	China State Intellectual Property Office

High transparent children plate	ZL 2015 2 0343466.1	Utility model	2015.05.25	2015.09.23	2025.05.24	China State Intellectual Property Office

High transparent antiskid serviceware	ZL 2015 2 0343446.4	Utility model	2015.5.25	2015.9.23	2025.5.24	China State Intellectual Property Office

Our Trademarks

In addition to our patents, we also rely on trademarks and service marks to protect our intellectual property and branding. Below is a list of our registered marks.

Mark	Owner	Classification Number(1)	Registration Date	Expiration Date	Authority
	Taizhou Fuling Taizhou Fuling	8 – #4712944 21 – #4712943	2008.3.28 2008.12.28	2018.3.27 2018.12.27	China State Administration for Industry and Commerce

	Taizhou Fuling Taizhou Fuling	8 – #4712945 21 – #4712946	2008.3.28 2008.12.28	2018.3.27 2018.12.27	China State Administration for Industry and Commerce

	Taizhou Fuling	21 – #1032903(2)	2009.11.16	2019.11.16	Intellectual Office Property Register

	Taizhou Fuling Taizhou Fuling	8 – #11235808 21 – #11235777	2013.12.14 2013.12.14	2023.12.13 2023.12.13	China State Administration for Industry and Commerce

	Taizhou Fuling	21 – #8441442	2011.7.14	2021.7.13	China State Administration for Industry and Commerce

	Taizhou Fuling	21 – #11235865	2013.12.14	2023.12.13	China State Administration for Industry and Commerce

	Taizhou Fuling	8 – #11236889	2013.12.14	2023.12.13	China State Administration for Industry and Commerce

	Great Plastics Great Plastics	8 – #9966708 21 – #9966694	2012.11.21 2013.3.7	2022.11.20 2023.3.6	China State Administration for Industry and Commerce

	Great Plastics	8 – #9966716	2012.11.21	2022.11.20	China State Administration for Industry and Commerce

	Great Plastics Great Plastics	8-# 12489484 21-# 12489468	2014.9.28 2014.9.28	2024.9.27 2024.9.27	China State Administration for Industry and Commerce

	Fuling USA	8 – #4291028	2013.2.19	—(3)	United States Patent and Trademark Office

(1)	Classification 8 products consist of serviceware (knife, fork and spoon); knife and fork set serviceware; steel knives; chopping knives; ice hammers; spoons; wine ladles; long handle spoons and tongs for sugar cubes. Classification 21 products consist of non-precious metal serviceware (except knives, forks and spoons); enamel and plastic ware for everyday use (including basins, bowls, plates, kettles and cups); ice cream sticks; lunch boxes; utensils for household uses; covers for dishes; paper or plastic cups; ice creams spoons; non-precious serviceware and picnic baskets (including plates and dishes).

(2)	Basing on #4712946 registration in China, we have registered the trademark at the International Bureau of the World Intellectual Property Organization (WIPO) under the Madrid Agreement and Protocol. Please see the details after this chart.

(3)	The registration is valid as long as Fuling USA timely files all post registration maintenance documents.

Our Domain Names

We have registered 5 domain names, including fulingplastics.com.cn, fulingplasticusa.com, domoplastics.com (not yet operational), directlinkusallc.com and domoindustry.com. We also have the authorization from Ms. Guilan Jiang to use fulingplastics.com, We do not incorporate the information on our websites into this annual report and you should not consider any information on, or that can be accessed through, our websites as part of this annual report.

D. Trend Information

Industry Trends and Company Strategy

We have noted the existence of the following trends since the beginning of 2015, all of which are likely to affect our business to the extent they continue in the future. We are adopting strategies accordingly.

Industry operators will need to cater to environmental concerns in order to succeed

Business and consumer concerns over the environmental impact of plastic will gain importance as an industry trend over the next five years. Consumers will likely be more conscious of the environmental impact of paper and plastic products and look to purchase recycled and eco-friendly products. As a result, industry operators will need to cater to environmental concerns in order to succeed in the industry. For instance, according to Freedonia, McDonald’s reports that its corrugated clamshells contain at least 37 percent recycled content.

Our management believes companies that provide eco-friendly products can charge higher prices which usually offset more than the cost increase and thus achieve higher profit margins. On average, our eco-friendly products have 10% higher gross margin compared to our conventional products.

Innovation and cost cutting

The main material used to produce plastic products is plastic resin, a petroleum-based product. For this reason, fluctuations in global crude oil prices lead to changes in the input costs for plastic manufacturers. Crude oil prices are generally volatile.

The plastic resins we primarily use are polypropylene (“PP”) and polystyrene (“PS”) which includes General Purpose Polystyrene (“GPPS”) and High Impact Polystyrene (“HIPS”)) The following chart shows their percentages of our total cost of raw materials for the years ended December 31, 2015 and 2014:

	Year Ended December 31,
Raw Material	2015	2014
PP	48.3%	51.31%
GPPS	28.46%	25.66%
HIPS	2.20%	2.26%
Total	78.96%	79.23%

The following chart shows the monthly prices of PP, GPPS, HIPS and Brent oil (one kind of crude oil) from January 2014 to February 2016:

	PP ($/LB)	GPPS ($/LB)	HIPS ($/LB)	Brent Oil ($/barrel)
2014
January	$0.960	$1.365	$1.475	$108.150
February	0.950	1.325	1.435	108.860
March	0.935	1.325	1.435	107.550
April	0.925	1.295	1.405	107.580
May	0.920	1.275	1.385	109.650
June	0.890	1.265	1.375	111.620
July	0.890	1.335	1.445	106.650
August	0.940	1.335	1.445	101.600
September	0.940	1.295	1.405	97.410
October	0.980	1.275	1.385	87.540
November	0.930	1.245	1.355	78.900
December	0.835	1.205	1.315	62.910
2015
January	0.730	0.910	1.010	47.870
February	0.740	0.870	0.970	58.140
March	0.725	0.870	0.970	55.930
April	0.685	0.920	1.020	61.020
May	0.675	0.950	1.050	65.630
June	0.685	0.900	1.000	63.800
July	0.670	0.960	1.060	56.690
August	0.655	0.930	1.030	48.100
September	0.645	0.840	0.940	51.050
October	0.675	0.840	0.940	51.220
November	0.658	0.836	1.054	48.370
December	0.637	0.824	0.917	36.280
2016
January	0.607	0.815	0.914	30.700
February	$0.580	$0.805	$0.914	$32.180
Decreased	39.58%	41.03%	38.03%	70.25%

With competition being mostly price-based, market players need to improve technology and manufacturing processes to save cost. In addition, the environmental trend will encourage market players around the world to invest more in research and development.

We have consistently invested in R&D and new equipment and technology to increase our cost competitiveness. The following chart illustrates the effect:

	2013	2014	2015	Increase (decrease) from 2013 to 2015
Average Worker Annual Salary	$5,705	$6,326	$6,998	22.7%
R&D Expense	$2,128,923	$2,484,566	$2,091,513	-1.8%
Productivity Per Worker	$107,980	$126,990	$138,960	28.7%

Proximity to key markets is a major success factor

Although many degradable products are imported from Asia, due to rising manufacturing costs in China, some importers of degradable foodservice disposables are in the midst of establishing U.S. production operations. For example, Trellis Earth Products, an Oregon-based manufacturer of sustainable food service products, is shifting its manufacturing of its bioplastic-based disposables from China to a facility in Rochester, New York. The trend is based on the economic logic of producing or sourcing near the consumer.

The nature of some of our products (straws, cups and plates, specifically) necessitates operations to be fairly localized, as shipping costs tends to be significant for these products. It makes economic sense to manufacture those products at a location close to markets. In addition to reduced transportation costs and delivery time, this is also helpful for customer satisfaction since it allows manufacturers to respond to customer needs more quickly.

In 2014, we commenced construction of a manufacturing facility in Allentown, Pennsylvania, which will provide us a platform to manufacture drinking straws in the United States. The total investment for the project will be roughly $10.1 million. The factory in Allentown became operational in June 2015.

Business Development Trends

Our prices fluctuate based on changes in our material costs. We and our long-term customers closely follow changes in such prices and adjust our product prices accordingly. As a result of decreases in oil prices in 2015, our customers reduced the price they paid for our products during the year, but we have been able to maintain our profit margins on the year.

E. Off-Balance Sheet Arrangements

Off-balance Sheet Commitments and Arrangements

We have not entered into any other financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements.

F. Tabular Disclosure of Contractual Obligations

Below is a table setting forth all of our contractual obligations as of December 31, 2015, which consists of our short-term loan agreements, loans from third parties and due to related parties:

	Payment Due by Period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Short-Term Debt Obligations	$15,264,827	$15,264,827	—	—	—
Bank Acceptance Notes Payable	2,839,783	2,839,783	—	—	—
Capital Lease Obligations	—	—	—	—	—
Operating Lease Obligations	3,642,363	394,388	1,243,396	1,338,874	665,705
Letter of Credit	596,110	596,110
Purchase Obligations	—	—	—	—	—
Other Long-Term Liabilities Reflected on the Registrant’s Balance Sheet under GAAP	—	—	—	—	—
Loans from Third Parties	184,851	184,851	—	—	—
Total	$22,527,934	$19,279,959	$1,243,396	$1,338,874	$665,705

G. Safe Harbor

See “SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS.”

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table provides information regarding our senior management ,directors and a key U.S. executive as of March 30, 2016:

Name	Age	Position(s)
Xinfu Hu	55	Chief Executive Officer
Guilan Jiang	52	Chair of Board of Directors and Chief Operating Officer
Gilbert Lee	58	Chief Financial Officer
Sujuan Zhu	44	Director
Jian Cao	65	Director (Independent)
Hong (Simon) He	47	Director (Independent)
Yau On Johann Tse	49	Director (Independent)
John C. Kunes	66	Executive Vice President of Fuling USA

The business address of all such senior management and directors is Southeast Industrial Zone, Songmen Town, Wenling, Zhejiang Province, People’s Republic of China 317511.

Directors

Guilan Jiang.  Ms. Jiang has served as the Chief Operating Officer and Chair of the Company since September 2015. Ms. Jiang co-founded Taizhou Fuling in October of 1992 with her husband, Mr. Xinfu Hu, our CEO, and serves as the legal representative and the Chair. Ms. Jiang co-founded Great Plastics in March 2010 with Mr. Xinfu Hu and Ms. Sujuan Zhu, and serves as the legal representative, the general manager and a director. Ms. Jiang owns 50% of Wenling Fulin Plastic Products Co. Ltd, and she serves as the legal representative and the general manager. Ms. Jiang previously owned 95% of Zhejiang Special Plastics Technology Co., Ltd. (“Special Plastics”) from September 2006 through 2015 and acts as a supervisor. Ms. Jiang is the general manager and a shareholder of Wenling Wantong Investment Co., Ltd. Ms. Jiang has been certified by Zhejiang Province as a senior economist in 2012. This qualification certifies her qualification and experience in business management, and understanding of the global economic marketplace in which we operate and shows that she has passed certain qualification tests in business field. Currently Ms. Jiang is Deputy Chair of the China Plastics Processing Industry Association, Deputy Chair of the Zhejiang Female Entrepreneur Association, and Chair of the Wenling Plastics Association. Ms. Jiang has acted as a representative of the local People’s Congress several times, most recently, in March 2016. Ms. Jiang has received an award as an Outstanding Female in China, as a Top 10 Outstanding Female in Zhejiang, and as an Excellent Entrepreneur in Taizhou and Wenling. Ms. Jiang received her associate degree in accounting from China University of Geosciences in 2006. We have chosen Ms. Jiang to serve as the Chair of our board of directors because of her more than twenty years of experience in our industry, and leadership at the national level.

Sujuan Zhu.  Ms. Zhu has been a member of our board of directors since January 19, 2015. She co-founded Taizhou Fuling in October 1992, is a director and has worked in its financial department. Ms. Zhu also co-founded Great Plastics in March 2010. Ms. Zhu is also a director and the general manager of Wenling Hongkun Investment Co., Ltd. We have chosen Ms. Zhu to serve on our board of directors because of her more than twenty years of experience advising and assisting our company on finance and management as it has grown.

Jian Cao.  Mr. Cao has been an independent member of our board of directors since July 2015. Mr. Cao has been the Executive Vice President at the China Plastics Processing Industry Association since May 1995 and legal representative since May 2011. In this capacity, Mr. Cao manages the daily operations of the association. Mr. Cao has helped the Association participate in the development of the national standards applicable to the plastics industry. Prior to working with the China Plastics Processing Industry Association, Mr. Cao served a plastic industry association in Liaoning Province, including as general manager, since 1978. Since August 2013, Mr. Cao has also served as a director at Xinjiang Tianye Water Saving Irrigation System Company Limited, a public company in China. Mr. Cao is also a director at Jiangsu Cenmen Equipment Co., Ltd., another public company in China. Mr. Cao has also been a director at the China Light Industry Federation since May 2012. Since May 2013, Mr. Cao has been chief of the national standardization technical committee for the plastics industry. Mr. Cao earned his bachelor degree in October 1978 from Dalian University of Technology. We believe Mr. Cao’s qualifications to serve on our board of directors include his knowledge of our industry, with 37 years’ experience in the plastics industry.

Hong (Simon) He.  Mr. He has been an independent member of our board of directors since July 2015. Since August 2014, Mr. He has been the finance director of SciClone Pharmaceuticals, Inc., which is a Nasdaq-listed company with main operations in China. He manages corporate financial analysis, SEC reporting and SOX compliance. Mr. He was Vice President of Finance and the controller of Augmedix, Inc. from January 2014 to June 2014, where he developed financial accounting and reporting process in compliance with U.S. GAAP. From October 2011 to December 2013, Mr. He was the Vice President of Finance at Baidu Leho.com, which is backed by Baidu, a Nasdaq-listed company. He established financial accounting infrastructure and ensured the financial statements were prepared in line with the U.S. GAAP. From March 2010 to October 2011, Mr. He was the CFO of Sunity Online Entertainment Ltd., a pre-IPO company. He coordinated the IPO application for Nasdaq listing and ensured the U.S. GAAP compliance for its financial statements. Mr. He is a U.S. Certified Management Accountant and a China Certified Public Accountant. Mr. He earned his Bachelor of Science degree in accounting from Beijing University of Technology in July 1992 and his MBA degree from University of Chicago Booth School of Business in December 2006. We have selected Mr. He to serve on our board of directors and as the Chair of our Audit Committee because of his rich accounting and finance experience.

Yau On Johann Tse.  Mr. Tse has been an independent member of our board of directors since July 2015. Mr. Tse has been the CEO of Aquarian Capital, LLC from March 2006. In this capacity, Mr. Tse focuses on corporate management, business development and client service. From January 2004 to March 2006, Mr. Tse was the director of international M&A at Yum! Brands and managed M&A and franchising development. Currently Mr. Tse is a director of Aquarian Capital, LLC, China Dadi Chemical Limited, and Blackstone Natural Resources S.A., none of which are public companies. Mr. Tse earned his Bachelor of Science degree from the Chinese University of Hong Kong in June 1990 and his MBA degree from INSEAD in December 1999. We have selected Mr. Tse to serve on our board of directors to benefit from his 20 years of international investment experience.

Executive Officers

Xinfu Hu.  Mr. Hu has served as the Chief Executive Officer of the Company since September 2015 . Mr. Hu co-founded Taizhou Fuling in October of 1992 with his wife, Ms. Guilan Jiang, and serves as the general manager. Mr. Hu co-founded Great Plastics in March 2010 with his wife, Ms. Guilan Jiang, and Ms. Sujuan Zhu and has served as a supervisor. Mr. Hu is also the legal representative, the general manager and a director of Wenling Yuanheng Real Estate Development Co., Ltd. Mr. Hu is a shareholder of Sanmen Decoration City Market Development Co., Ltd and Hangzhou YaJiu Investment Co., Ltd. Mr. Hu has been certified by Zhejiang Province as a senior economist in 2013. This qualification certifies his qualification and experience in business management, and understanding of the global economic marketplace in which we operate and shows that he has passed certain qualification tests in business field. Mr. Hu is also an engineer. Currently Mr. Hu is Deputy Chair of the China Chamber of Commerce for Import and Export of Light Industrial Products and Arts and Crafts, and a member of Committee of the People’s Political Consultative Conference of Sanmen County. Mr. Hu received his associate degree in business management from Southwest University of Science and Technology in 2006. Our board of directors has chosen Mr. Hu to serve as Chief Executive Officer because of his more than twenty years of experience in our industry.

Gilbert Lee.  Mr. Lee has been our Chief Financial Officer since August 2015. Mr. Lee was the Vice President of Operations of Fuling USA from May 2015 to August 2015. Prior to joining our company, from October 2013 through May 2015, Mr. Lee was Vice President of Business Development and prior to that, from August 2011 to October 2013, the U.S. based Chief Financial Officer at Tanke Biosciences Corporation, a Chinese manufacturer listed on OTCQB, where he was responsible for SEC reporting, investor relations, capital-raising, GAAP conversion, annual audits, and corporate finance. From 2010 through 2011, Mr. Lee was the Finance Executive in Planning & Analysis for Dimensional Merchandising Inc., at which he developed strategies to turn around sales and profit, and oversaw accounting and payroll functions. Mr. Lee also held various executive positions in finance, marketing, and business analysis at a Paris CAC 40 company and a NYSE listed company. Mr. Lee is a CPA and a CMA. Mr. Lee earned his MBA from University of Texas at Austin in 1995, his MPA (Master of Professional Accounting) from University of Texas at Arlington in 1987 and his BBA (Bachelor of Business Administration) in Marketing from University of Texas at Arlington in 1982.

Key U.S. Executive

John C. Kunes.  Mr. Kunes has served as Executive Vice President at Fuling USA/Old Fuling USA since January 2013 and was the Chief Marketing Officer at Old Fuling USA from July 2009, responsible for developing customer relationships, negotiating distribution logistics, and marketing our products in the United States. Mr. Kunes has been an independent contractor for Fuling USA/Old Fuling USA since January 2013 through JCK Enterprises. Prior to joining our company, Mr. Kunes was Director of Operations for Jet Plastica Industries, a plastic foodservice disposables company, from 1998 through 2008. At Jet Plastica he managed more than 600 employees, and implemented projects to enhance efficiency such as automating production lines and matching cutlery production to orders. Mr. Kunes worked as the Director of Finance for Tenneco Packaging from 1995 through 1998 and in a variety of operations and finance roles. He was plant manager and business unit controller for Mobil Chemical Company from 1988 through 1995. Mr. Kunes earned his B.S. and MBA from the Rochester Institute of Technology.

B. Compensation

Compensation of Directors and Executive Officers

In 2015, we paid an aggregate of approximately US$ 612,948 in cash as salaries and fees to our senior executives, officers and directors named in this annual report, and granted an aggregate of 27,705 Ordinary Shares to our directors and executive officers. We do not separately set aside any amounts for pensions, retirement or other benefits for our executive officers, other than pursuant to relevant statutory requirements.

Share Incentive Plan

For information regarding the share incentive plan, see “Item 6. Directors, Senior Management and Employees — Share and Share Options.”

C. Board Practices

Terms of Directors and Executive Officers

All directors hold office until the next annual meeting of shareholders at which they are re-elected and until their successors have been duly elected and qualified. Officers are elected by and serve at the discretion of the board of directors. See “Item 6.A Directors and Senior Management” as to current directors and officers. In addition, the service agreements between us and the directors do not provide benefits upon termination of their services.

Election of Officers

Our executive officers are elected by, and serve at the discretion of, our board of directors. Our Chief Operating Officer and Chair of our board of directors, Guilan Jiang is married to the Chief Executive Officer, Xinfu Hu. Sujuan Zhu, one of our board directors, is Guilan Jiang’s sister-in-law. Other than these relationships, there are no familial relationships among any members of the executive officers.

Board of Directors and Board Committees

Our board of directors currently consists of five (5) directors. A majority of our board of directors (namely, Messrs. Cao, He and Tse) are independent, as such term is defined by the Nasdaq Capital Market.

A director may vote in respect of any contract or transaction in which he is interested, provided, however that the nature of the interest of any director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote on that matter. A general notice or disclosure to the directors or otherwise contained in the minutes of a meeting or a written resolution of the directors or any committee thereof of the nature of a director’s interest shall be sufficient disclosure and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may be counted for a quorum upon a motion in respect of any contract or arrangement which he shall make with our company, or in which he is so interested and may vote on such motion.

We do not have a lead independent director, and we do not anticipate having a lead independent director because we will encourage our independent directors to freely voice their opinions on a relatively small company board. We believe this leadership structure is appropriate because we are a relatively small. Our board of directors plays a key role in our risk oversight. The board of directors makes all relevant Company decisions. As a smaller company with a small board of directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

Board Committees

We have established three standing committees under the board: the audit committee, the compensation committee and the nominating committee. Each committee has three members, and each member is independent, as such term is defined by The Nasdaq Capital Market. The audit committee is responsible for overseeing the accounting and financial reporting processes of our company and audits of the financial statements of our company, including the appointment, compensation and oversight of the work of our independent auditors. The compensation committee of the board of directors reviews and makes recommendations to the board regarding our compensation policies for our officers and all forms of compensation, and also administers and has authority to make grants under our incentive compensation plans and equity-based plans (but our board will retain the authority to interpret those plans). The nominating committee of the board of directors is responsible for the assessment of the performance of the board, considering and making recommendations to the board with respect to the nominations or elections of directors and other governance issues. The nominating committee considers diversity of opinion and experience when nominating directors.

The members of the audit committee, the compensation committee and the nominating committee are set forth below. All such members qualify as independent under the rules of The Nasdaq Capital Market.

Director	Audit Committee	Compensation Committee	Nominating Committee
Jian Cao	(1)	(1)(2)	(1)
Hong (Simon) He	(1)(2)(3)	(1)	(1)
Yau On Johann Tse	(1)	(1)	(1)(2)

(1)	Committee member
(2)	Committee chair
(3)	Audit committee financial expert

Duties of Directors

Under Cayman Islands law, our directors have a duty to act honestly, in good faith and with a view to our best interests. The directors of a company occupy a fiduciary relationship to the Company, which means that they owe heightened duties of good faith and responsibility. Our directors have a duty to exercise the care, skill and diligence that would be exercised by a reasonably diligent person having the general knowledge, skill and experience reasonably to be expected of a person acting as a director and must exercise the knowledge, skill and experience which they actually possess. See “Description of Share Capital —  Differences in Corporate Law” for additional information on our directors’ fiduciary duties under Cayman Islands law. In fulfilling their duty of care to us, our directors must ensure compliance with our First Amended and Restated Memorandum and Articles of Association. We have the right to seek damages if a duty owed by our directors is breached.

Interested Transactions

A director may vote, attend a board meeting or, presuming that the director is an officer and that it has been approved, sign a document on our behalf with respect to any contract or transaction in which he or she is interested. We require directors to promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to the board or otherwise contained in the minutes of a meeting or a written resolution of the board or any committee of the board that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction.

Remuneration and Borrowing

The directors may receive such remuneration as our board of directors may determine or change from time to time. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Our board of directors may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Qualification

A majority of our board of directors is required to be independent. There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

Director Compensation

All directors hold office until the next annual meeting of shareholders at which they are re-elected and until their successors have been duly elected and qualified. Our Chief Operating Officer and Chair of our Board of Directors, Guilan Jiang is married to the CEO, Xinfu Hu. Officers are elected by and serve at the discretion of the Board of Directors. Employee directors do not receive any compensation for their services. Non-employee directors will be entitled to receive such remuneration as our board of directors may determine or change from time to time for serving as directors and may receive incentive option grants from our company. In addition, each non-employee director is entitled to be repaid or prepaid all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director.

Limitation of Director and Officer Liability

Under Cayman Islands law, each of our directors and officers, in performing his or her functions, is required to act honestly and in good faith with a view to our best interests and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Cayman Islands law does not limit the extent to which a company’s First Amended and Restated Memorandum and Articles of Association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Under our First Amended and Restated Memorandum and Articles of Association, we may indemnify our directors, officers and liquidators against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with civil, criminal, administrative or investigative proceedings to which they are party or are threatened to be made a party by reason of their acting as our director, officer or liquidator. To be entitled to indemnification, these persons must have acted honestly and in good faith with a view to the best interest of the company and, in the case of criminal proceedings, they must have had no reasonable cause to believe their conduct was unlawful. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission. These provisions will not limit the liability of directors under United States federal securities laws.

The decision of our board of directors as to whether the director acted honestly and in good faith with a view to our best interests and as to whether the director had no reasonable cause to believe that his or her conduct was unlawful, is in the absence of fraud sufficient for the purposes of indemnification, unless a question of law is involved. The termination of any proceedings by any judgment, order, settlement, conviction or the entry of no plea does not, by itself, create a presumption that a director did not act honestly and in good faith and with a view to our best interests or that the director had reasonable cause to believe that his or her conduct was unlawful. If a director to be indemnified has been successful in defense of any proceedings referred to above, the director is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the director or officer in connection with the proceedings.

We may purchase and maintain insurance in relation to any of our directors or officers against any liability asserted against the directors or officers and incurred by the directors or officers in that capacity, whether or not we have or would have had the power to indemnify the directors or officers against the liability as provided in our First Amended and Restated Memorandum and Articles of Association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors, officers or persons controlling our company under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Related Party Transactions,” our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

D. Employees

As of December 31, 2016, we employed a total of 1,129 full-time and no part time employee in the following functions:

	Number of Employees
Department	December 31, 2015	December 31, 2014	December 31, 2013
Senior Management	22	13	9
Human Resource & Administration	40	45	45
Finance	15	13	9
Research & Development	99	88	65
Material Management	13	10	11
Quality Control	57	48	35
Production	865	732	594
Sales & Marketing	18	18	18
Total	1,129	967	787

Production employees increased in 2014 and 2015 as our volume of orders required us to hire additional employees to meet demand, notwithstanding automation.

Of our total employees on December 31, 2015, 1,107 were employed in China and 22 were employed in the United States (not including John Kunes, our U.S. - based Executive Vice President who is an independent contractor). We anticipate that, when our Allentown facility is at its planned maximum capacity of 24 production lines, we will have approximately 75 employees in the United States.

Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages.

We are required under PRC law to make contributions to employee benefit plans at specified percentages of our after-tax profit. In addition, we are required by PRC law to cover employees in China with various types of social insurance. In 2015, we contributed approximately $408,531 and $785,432 to the employee benefit plans and social insurance, respectively. In 2014, we contributed approximately $387,189 and $585,402 to the employee benefit plans and social insurance, respectively. The effect on our liquidity by the payments for these contributions is immaterial. We believe that we are in material compliance with the relevant PRC employment laws.

Employment Agreements

In accordance with the PRC National Labor Law, which became effective in January 1995, and the PRC Labor Contract Law, which became effective in January 2008, as amended subsequently in 2012, employers must execute written labor contracts with full-time employees of the Chinese entity in order to establish an employment relationship. However, as Mr. Hu and Ms. Jiang are retained by FGI, a Cayman Islands entity, and as Mr. Lee and Mr. Kunes are retained by a U.S. entity, they are not governed by this requirement. Nevertheless, Mr. Kunes has an independent contractor agreement through JCK Enterprises and each of Mr. Hu, Ms. Jiang and Mr. Lee has an employment agreement.

In China, all employers must compensate their employees equal to at least the local minimum wage standards. All employers are required to establish a system for labor safety and sanitation, strictly abide by state rules and standards and provide employees with appropriate workplace safety training. In addition, employers in China are obliged to pay contributions to the social insurance plan and the housing fund plan for employees. Accordingly, all of our employees, including management, have executed their employment agreements. Our employment agreements with our executives provide the amount of each executive officer’s salary and establish their eligibility to receive a bonus. We believe our labor relationships are good.

Our employment agreements with our executive officers generally provide for a salary to be paid monthly. The agreements also provide that executive officers are to work full time for our company and are entitled to all legal holidays as well as other paid leave in accordance with PRC laws and regulations and our internal work policies. The employment agreements also provide that we will pay for all mandatory social insurance programs for our executive officers in accordance with PRC regulations. In addition, our employment agreements with our executive officers prevent them from rendering services for our competitors for so long as they are employed.

Other than the salary, bonuses, equity grants and necessary social benefits required by the government, which are defined in the employment agreements, we currently do not provide other benefits to the officers. Our executive officers are not entitled to severance payments upon the termination of their employment agreement or following a change in control. We are not aware of any arrangement that may at a subsequent date, result in a change of control of our company.

We have not provided retirement benefits (other than a state pension scheme in which all of our employees in China participate) or severance or change of control benefits to our named executive officers.

Under Chinese law, we may terminate an employment agreement without penalty by providing the employee thirty days’ prior written notice or one month’s wages in lieu of notice if the employee is incompetent or remains incompetent after training or adjustment of the employee’s position in other limited cases. If we wish to terminate an employment agreement in the absence of cause, then we are obligated to pay the employee one month’s salary for each year we have employed the employee. We are, however, permitted to terminate an employee for cause without penalty to our company, where the employee has committed a crime or the employee’s actions or inactions have resulted in a material adverse effect to us.

Guilan Jiang

We entered into an employment agreement with our Chief Operating Officer and Chair, Ms. Guilan Jiang, effective September 12, 2015. Under the terms of Ms. Jiang’s employment, she is entitled to base compensation of $100,000 per year.

Ms. Jiang’s employment has no expiration date but may be terminated immediately for cause or at any time by either party upon presentation of 30 days’ prior notice in the event she is unable to perform assigned tasks or the parties are unable to agree to changes to her employment agreement.

Xinfu Hu

We entered into an employment agreement with our Chief Executive Officer, Mr. Xinfu Hu, effective September 12, 2015. Under the terms of Mr. Hu’s employment, he is entitled to base compensation of $100,000 per year.

Mr. Hu’s employment has no expiration date but may be terminated immediately for cause or at any time by either party upon presentation of 30 days’ prior notice in the event he is unable to perform assigned tasks or the parties are unable to agree to changes to his employment agreement.

Gilbert Lee

We entered into an employment agreement with our Chief Financial Officer, Mr. Lee, effective August 17, 2015. Under the terms of Mr. Lee’s employment, he is entitled to the following:

•	Base compensation of $120,000 per year.

•	An incentive grant equal to one-half percent (0.5%) of the final outstanding shares after FGI’s initial public offering; twenty percent (20%) of such shares will be granted upon the conclusion of the initial public offering of FGI and each anniversary of the conclusion of the initial public offering of FGI, until all such shares have been issued, provided Mr. Lee remains employed with us at such time.

Mr. Lee’s employment has no expiration date but may be terminated immediately for cause or at any time by either party upon presentation of 30 days’ prior notice in the event he is unable to perform assigned tasks or the parties are unable to agree to changes to his employment agreement.

E. Share Ownership

For information regarding the share ownership of our directors and senior management, see “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders.”

Share and Share Options

Incentive Securities Pool

We have established a pool for shares and share options for our employees. As of the date of this report, this pool contain shares and options to purchase 1,570,509 of our Ordinary Shares, equal to 10% of the number of Ordinary Shares outstanding at the conclusion of our initial public offering. Subject to approval by the Compensation Committee of our board of directors, we may grant options in any percentage determined for a particular grant. We may grant the award of options to existing employees, officers and consultants. We may also grant the award of restricted stock as a hiring incentive to employees, officers and directors and to non-employee directors on an ongoing basis.

Any options granted will vest at a rate of 20% per year for five years and have a per share exercise price equal to the fair market value of one of our common shares on the date of grant. We expect to grant shares and/or options under this pool to certain employees. We have not yet determined the recipients of any such grants.

Item 7.         Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information with respect to beneficial ownership of our Ordinary Shares as of March 30, 2016 by:

•	Each person who is known by us to beneficially own 5% or more of our outstanding Ordinary Shares;

•	Each of our directors and named executive officers; and

•	All directors and named executive officers as a group.

The number and percentage of Ordinary Shares beneficially owned before the offering are based on 15,732,795 Ordinary Shares outstanding as of March 30, 2016. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of March 30, 2016 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at Southeast Industrial Zone, Songmen Town, Wenling, Zhejiang Province, People’s Republic of China 317511. As of the date of the annual report, we have eight (8) shareholders of record, none of which are located in the United States. All but Yongjun Guo, Top (HK) Investments and Development Company Limited and Zhirong Hu are subject to lock-up agreements.

	Ordinary Shares beneficially owned(1)
	Number	Percent
Directors and Senior Management:
Guilan Jiang(2)	5,541,668	35.2%
Xinfu Hu(2)	0	-
Gilbert Lee	15,705	*
Jian Cao	4,000	*
Hong (Simon) He	4,000	*
Yau On Johann Tse	4,000	*
Sujuan Zhu(3)	2,216,667	14.1%
John C. Kunes	0	-
All directors and executive officers as a group (six (6) persons)	7,770,373	49.39%
5% or greater Beneficial Owners:
Qian Hu(2)	1,108,333	7.0%
Xinzhong Wang	1,108,333	7.0%
Jinxue Jiang(3)	1,108,333	7.0%

* Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the Ordinary Shares.
(2)	Ms. Jiang and Mr. Xinfu Hu are married, and Mr. Qian Hu is their adult son. Ms. Jiang holds her shares through Silver Trillion Investments Limited, a British Virgin Islands company which she owns and controls and may be deemed to hold beneficial ownership of such shares. Mr. Qian Hu holds his shares through Zheng Hui Investments Limited, a British Virgin Islands company which he owns and controls and may be deemed to hold beneficial ownership of such shares.

Mr. Xinfu Hu does not, directly or indirectly, exercise or share voting or investment power of any shares held by Silver Trillion Investments Limited or Zheng Hui Investments Limited and disclaims beneficial ownership of such shares. Mr. Qian Hu does not, directly or indirectly, exercise or share voting or investment power of any shares held by Silver Trillion Investments Limited and disclaims beneficial ownership of such shares. Ms. Jiang does not, directly or indirectly, exercise or share voting or investment power of any shares held by Zheng Hui Investments Limited and disclaims beneficial ownership of such shares.

(3)	Ms. Zhu is the mother of Mr. Jinxue Jiang. Ms. Zhu holds her shares through Celestial Sun Holding Limited, a British Virgin Islands company and may be deemed to share beneficial ownership of such shares. Mr. Jiang holds his shares through Tengyu International Limited, a British Virgin Islands company and may be deemed to hold beneficial ownership of such shares.

Ms. Zhu does not, directly or indirectly, exercise or share voting or investment power of any shares held by Tengyu International Limited and disclaims beneficial ownership of such shares. Mr. Jiang does not, directly or indirectly, exercise or share voting or investment power of any shares held by Celestial Sun Holding Limited and disclaims beneficial ownership of such shares.

B. Related party transactions

In addition to the executive officer and director arrangements discussed in “Item 6. Directors, Senior Management And Employees,” below we describe transactions since January 1, 2012, to which we have been a participant, in which the amount involved in the transactions is material to us or the related party.

Special Plastics; Ms. Guilan Jiang and Mr. Qian Hu

Since the beginning of fiscal 2012, we have had transactions with Special Plastics, a PRC company that was previously 95% owned by our Chief Operating Officer and Chair, Ms. Guilan Jiang, and 5% owned by Mr. Qian Hu, a shareholder of FGI and Ms. Jiang’s and Mr. Xinfu Hu’s son. Mr. Qian Hu currently owns 100% of Special Plastics. Special Plastics has established an advanced testing center that has been certified by China’s National Accreditation Service for Conformity Assessment. Special Plastics mainly provides some pre-delivery product testing for our products in addition to the testing we conduct ourselves. Special Plastics currently provides these services without additional charge to us. We estimate that we would pay approximately $10,000 per year for these services if Special Plastics did not provide such services, and we do not anticipate that we would encounter any difficulty obtaining such services from a third party. None of Ms. Jiang, Mr. Qian Hu or Special Plastics receives any material benefit from third parties for providing these testing services.

Since our products are exported, it is important to ensure that our products conform to standards in the different countries where they are sold. Special Plastics’ facility is equipped with industry leading testing equipment and experts. The facility includes low-high temperature test chambers, automatic density apparatus, automatic colorimeter, electronic balance, melt flow rate tester, Charpy impact strength testing machine and ATP fluorescence detector.

Rental Payments to Special Plastics

During the years ended December 31, 2015 and 2014, we paid Special Plastics $Nil and $94,225, respectively, for rental of a factory building at 8 Shengpan Road, Guanweitong Village, Wenqiao County.

Repayment of Loans from Special Plastics

During 2012, Special Plastics had a balance due from Great Plastics of $401,168. This amount represented a non-interest bearing business loan due on demand for Great Plastics’ general business purposes, and has been repaid in full in June 2013.

In addition, during the normal course of business, our Company, from time to time, has temporarily borrowed money from its principal shareholders or affiliated companies controlled by its major shareholder to finance its working capital as needed. The amounts are usually unsecured, non-interest bearing and due on demand. As of December 31, 2015 and 2014, the balance due to related parties was $0 and $38,272, respectively, all of which represented personal loans from Ms. Guilan Jiang to our company and its subsidiaries for ordinary business purposes. During the years of December 31, 2015 and 2014, the largest amount outstanding regarding the loans that we have received from Ms. Jiang was $0 and $1,404,998, respectively. As of December 31, 2015, the amount outstanding regarding the loans that we have received from Ms. Jiang is $Nil.

Future Related Party Transactions

Our Corporate Governance Committee of our board of directors (which consists solely of independent directors) have approved all related party transactions. All material related party transactions are made or entered into on terms that are no less favorable to use than can be obtained from unaffiliated third parties.

C. Interests of experts and counsel

Not applicable for annual reports on Form 20-F.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Please refer to Item 18.

Legal and Administrative Proceedings

We are currently not a party to any material legal or administrative proceedings and are not aware of any pending or threatened material legal or administrative proceedings against us. We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business.

Dividend Policy

We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, financial conditions and future prospects and other factors the board of directors may deem relevant. Other than dividends of (i) $9,000 declared by Taizhou Fuling in 2004 and reinvested in Taizhou Fuling as additional paid in capital, (ii) $900,000 declared by Taizhou Fuling in 2007 and reinvested in Taizhou Fuling as additional paid in capital and (iii) $10,274,848 declared by Taizhou Fuling in 2014, of which $7,530,000 was reinvested in Taizhou Fuling as additional paid in capital, we have never declared or paid any cash dividends on our Ordinary Shares. Those dividends were paid in RMB in China. (Most of the portion of the 2014 dividend that was not reinvested consisted of taxes associated with restructuring the Company.)

Under Cayman Islands law, we may only pay dividends from surplus (the excess, if any, at the time of the determination of the total assets of our company over the sum of our liabilities, as shown in our books of account, plus our capital), and we must be solvent before and after the dividend payment in the sense that we will be able to satisfy our liabilities as they become due in the ordinary course of business; and the realizable value of assets of our company will not be less than the sum of our total liabilities, other than deferred taxes as shown on our books of account, and our capital.

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our BVI subsidiary, Total Faith. Current PRC regulations permit our indirect PRC subsidiaries to pay dividends to Total Faith only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

In addition, pursuant to the EIT Law and its implementation rules, dividends generated after January 1, 2008 and distributed to us by our PRC subsidiaries are subject to withholding tax at a rate of 10% unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from operations in China may be used to pay dividends to our company. Taizhou Fuling may go to a licensed bank to remit its after-tax profits out of China. Nevertheless, the bank will require Taizhou Fuling to produce the following documents for verification before it may transfer the dividends to an overseas bank account of Taizhou Fuling’s parent company: (1) tax payment statement and tax return; (2) auditor’s report issued by a Chinese certified public accounting firm confirming the availability of profits and dividends for distribution in the current year; (3) the Board minutes authorizing the distribution of dividends to its shareholders; (4) the foreign exchange registration certificate issued by SAFE; (5) the capital verification report issued by a Chinese certified public accounting firm; (6) if the declared dividends will be distributed out of accumulated profits earned in prior years, Taizhou Fuling must appoint a Chinese certified public accounting firm to issue an auditors’ report to the bank to certify Taizhou Fuling’s financial position during the years from which the profits arose; and (7) other information as required by SAFE.

B. Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.	The Offer and Listing

A. Offer and listing details

Our Ordinary Shares have been listed on the Nasdaq Capital Market since November 4, 2015 under the symbol “FORK.” The table below shows, for the periods indicated, the high and low market prices for our shares.

	Market Price Per Share
	High	Low
Yearly:
2015 (from November 4, 2015)	$5.27	2.24

Quarterly:
Fourth quarter 2015 (from November 4, 2015)	5.27	2.24
First quarter 2016 (through March 24, 2016)	$3.45	2.31

Monthly:
November 2015 (from November 4, 2015)	$5.27	2.63
December 2015	$4.05	2.24
January 2016	$3.10	2.35
February 2016	$3.45	2.50
March 2016 (through March 24, 2016)	$2.89	2.31

B. Plan of distribution

Not applicable for annual reports on Form 20-F.

C. Markets

Our Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “FORK.”

D. Selling shareholders

Not applicable for annual reports on Form 20-F.

E. Dilution

Not applicable for annual reports on Form 20-F.

F. Expenses of the issue

Not applicable for annual reports on Form 20-F.

Item 10.	Additional Information

A. Share capital

Not applicable for annual reports on Form 20-F.

B. Memorandum and articles of association

The information required by this item is incorporated by reference to the material headed “Description of Share Capital” in our Registration Statement on Form F-1, File no. 333-205894, filed with the SEC on July 28, 2015, as amended.

C. Material contracts

We have not entered into any material contracts other than in the ordinary course of business and otherwise described elsewhere in this annual report.

D. Exchange controls

Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, may be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of foreign currency-denominated loans or foreign currency is to be remitted into China under the capital account, such as a capital increase or foreign currency loans to our PRC subsidiaries.

In August 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency-registered capital into RMB by restricting how the converted RMB may be used. In addition, SAFE promulgated Circular 45 on November 9, 2011 in order to clarify the application of SAFE Circular 142. Under SAFE Circular 142 and Circular 45, the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such RMB capital may not be changed without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

We typically do not need to use our offshore foreign currency to fund our PRC operations. In the event we need to do so, we will apply to obtain the relevant approvals of SAFE and other PRC government authorities as necessary.

SAFE Circular 75

Under the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or SAFE Circular 75, issued by SAFE on October 21, 2005 and its implementation rules, a PRC resident (whether a natural or legal person) is required to complete an initial registration with its local SAFE branch before incorporating or acquiring control of an offshore special purpose vehicle, or SPV, with assets or equity interests in a PRC company, for the purpose of offshore equity financing. The PRC resident is also required to amend the registration or make a filing upon (1) the injection of any assets or equity interests in an onshore company or undertaking of offshore financing, or (2) the occurrence of a material change that may affect the capital structure of a SPV. SAFE also subsequently issued various guidance and rules regarding the implementation of SAFE Circular 75, which imposed obligations on PRC subsidiaries of offshore companies to coordinate with and supervise any PRC-resident beneficial owners of offshore entities in relation to the SAFE registration process.

Regulation of Dividend Distribution

The principal laws, rules and regulations governing dividend distribution by foreign-invested enterprises in the PRC are the Company Law of the PRC, as amended, the Wholly Foreign-owned Enterprise Law and its implementation regulations and the Equity Joint Venture Law and its implementation regulations. Under these laws, rules and regulations, foreign-invested enterprises may pay dividends only out of their accumulated profit, if any, as determined in accordance with PRC accounting standards and regulations. Both PRC domestic companies and wholly-foreign owned PRC enterprises are required to set aside as general reserves at least 10% of their after-tax profit, until the cumulative amount of such reserves reaches 50% of their registered capital. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

E. Taxation

The following sets forth the material Cayman Islands, Chinese and U.S. federal income tax consequences related to an investment in our Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This description does not deal with all possible tax consequences relating to an investment in our Ordinary Shares, such as the tax consequences under state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the tax laws of the United States in effect as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of shares and you are, for U.S. federal income tax purposes,

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

WE URGE POTENTIAL PURCHASERS OF OUR SHARES TO CONSULT THEIR OWN TAX
ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX
CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR SHARES.

People’s Republic of China Enterprise Taxation

The following brief description of Chinese enterprise laws is designed to highlight the enterprise-level taxation on our earnings, which will affect the amount of dividends, if any, we are ultimately able to pay to our shareholders. See “Dividend Policy.”

We are a holding company incorporated in the Cayman Islands and we gain substantial income by way of dividends paid to us from our PRC subsidiaries. The EIT Law and its implementation rules provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential tax rate or a tax exemption.

Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise,” which means that it is treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define “de facto management body” as a managing body that actually, comprehensively manage and control the production and operation, staff, accounting, property and other aspects of an enterprise, the only official guidance for this definition currently available is set forth in SAT Notice 82, which provides guidance on the determination of the tax residence status of a Chinese-controlled offshore incorporated enterprise, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC enterprise or enterprise group as its primary controlling shareholder. Although FGI does not have a PRC enterprise or enterprise group as our primary controlling shareholder and is therefore not a Chinese-controlled offshore incorporated enterprise within the meaning of SAT Notice 82, in the absence of guidance specifically applicable to us, we have applied the guidance set forth in SAT Notice 82 to evaluate the tax residence status of FGI and its subsidiaries organized outside the PRC.

According to SAT Notice 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met: (i) the places where senior management and senior management departments that are responsible for daily production, operation and management of the enterprise perform their duties are mainly located within the territory of China; (ii) financial decisions (such as money borrowing, lending, financing and financial risk management) and personnel decisions (such as appointment, dismissal and salary and wages) are decided or need to be decided by organizations or persons located within the territory of China; (iii) main property, accounting books, corporate seal, the board of directors and files of the minutes of shareholders’ meetings of the enterprise are located or preserved within the territory of China; and (iv) one half (or more) of the directors or senior management staff having the right to vote habitually reside within the territory of China.

We believe that we do not meet some of the conditions outlined in the immediately preceding paragraph. For example, as a holding company, the key assets and records of FGI, including the resolutions and meeting minutes of our board of directors and the resolutions and meeting minutes of our shareholders, are located and maintained outside the PRC. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities. Accordingly, we believe that FGI and its offshore subsidiaries should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in SAT Notice 82 were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we will continue to monitor our tax status.

The implementation rules of the EIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for PRC tax purposes, any dividends we pay to our overseas shareholders which are non-resident enterprises as well as gains realized by such shareholders from the transfer of our shares may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%.

See “Risk Factors — Risks Related to Doing Business in China  — Under the Enterprise Income Tax Law, we may be classified as a “Resident Enterprise” of China.”

Our company pays a 17% value added tax and EIT rates of 15% for Taizhou Fuling (or $993,103.61 in 2014) because it has been certified as a high technology company and thus enjoys a preferable rate. Great Plastics pays EIT tax at the standard 25% rate (or $72,414.8 in 2014). If Taizhou Fuling’s favorable EIT rate were to be terminated or Taizhou Fuling were to fail to qualify to receive this rate, it would be subject to taxation at the standard EIT rate of 25% for enterprise income taxes, unless we were otherwise to qualify for a decreased tax rate.

Any gain or loss recognized by you generally will be treated as United States source gain or loss. However, if we are treated as a PRC resident enterprise for PRC tax purposes and PRC tax were imposed on any gain, and if you are eligible for the benefits of the tax treaty between the United States and PRC, you may elect to treat such gain as PRC source gain under such treaty and, accordingly, you may be able to credit the PRC tax against your United States federal income tax liability.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our company levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not a party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

United States Federal Income Taxation

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to mark-to-market;

•	U.S. expatriates;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding our Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of our voting shares;

•	persons who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as consideration; or

•	persons holding our Ordinary Shares through partnerships or other pass-through entities.

Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. Federal tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Capital Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this annual report.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will be eligible for (a) reduced tax rates of 0% (for individuals in the 10% or 15% tax brackets), (b) higher tax rates of 20% (for individuals in the 39.6% tax bracket) or (c) 15% for all other individuals. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company

Based on our current and anticipated operations and the composition of our assets, we do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year ending December 31, 2015. Our actual PFIC status for the current taxable year ending December 31, 2015 will not be determinable until the close of such taxable year and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year. Because PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income; or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change from no to yes. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares, our PFIC status will depend in large part on the market price of our Ordinary Shares. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raised in our initial public offering. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. However, if we cease to be a PFIC, you may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the Ordinary Shares.

If we are a PFIC for any taxable year during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the Ordinary Shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of your taxable year over your adjusted basis in such Ordinary Shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the Ordinary Shares, as well as to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders.

Under the Hiring Incentives to Restore Employment Act of 2010, certain United States Holders are required to report information relating to ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold ordinary shares. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

F. Dividends and paying agents

Not applicable for annual reports on Form 20-F.

G. Statement by experts

Not applicable for annual reports on Form 20-F.

H. Documents on display

We are subject to the information requirements of the Exchange Act. In accordance with these requirements, the Company files reports and other information with the SEC. You may read and copy any materials filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC.

I. Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our exposure to interest rate risk primarily relates to excess cash invested in short-term instruments with original maturities of less than a year and long-term held-to-maturity securities with maturities of greater than a year. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates, or we may suffer losses in principal if we have to sell securities that have declined in market value due to changes in interest rates. We have not been, and do not expect to be, exposed to material interest rate risks, and therefore have not used any derivative financial instruments to manage our interest risk exposure.

In 2015 and 2014, we had $23.4 million and $19.8 million weighted outstanding bank loans, with weighted average effective interest rate of 4.77% and 5.67% respectively.

As of December 31, 2015, if interest rates increased/decreased by 1%, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at the end of the year was outstanding for the entire year, profit attributable to equity owners of our company would have been RMB 1.46 million ($234,000) lower/higher, respectively, mainly as a result of higher/lower interest income from our cash and cash equivalents and loan receivables.

As of December 31, 2015, we had short-term certificates of deposit of $3.2 million.

Foreign Exchange Risk

Our functional currency is the RMB, and our financial statements are presented in U.S. dollar. The RMB depreciated by 0.6% in 2014 and 1.4% in 2015. The change in the value of RMB relative to the U.S. dollar may affect our financial results reported in the U.S., dollar terms without giving effect to any underlying change in our business or results of operation.

Currently, our assets, liabilities, revenues and costs are denominated in RMB and in U.S. dollars, and our offering proceeds will be denominated in U.S. dollars. Our exposure to foreign exchange risk will primarily relate to those financial assets denominated in U.S. dollars. Any significant revaluation of RMB against U.S. dollar may materially affect our earnings and financial position, and the value of, and any dividends payable on, our Ordinary Shares in U.S. dollars in the future. See “Risk Factors — Risks Related to Doing Business in China — Fluctuations in exchange rates could adversely affect our business and the value of our securities.”

Commodity Risk

As a developer and manufacturer of plastic products, our Company is exposed to the risk of an increase in the price of raw materials. We historically have been able to pass on price increases to customers by virtue of pricing terms that vary with changes in resin prices, but we have not entered into any contract to hedge any specific commodity risk. Moreover, our Company does not purchase or trade on commodity instruments or positions; instead, it purchases commodities for use.

Item 12.	Description of Securities Other than Equity Securities

With the exception of Items 12.D.3 and 12.D.4, this Item 12 is not applicable for annual reports on Form 20-F. As to Items 12.D.3 and 12.D.4, this Item 12 is not applicable, as the Company does not have any American Depositary Shares.

PART II

Item 13.                 Defaults, Dividend Arrearages and Delinquencies

We do not have any material defaults in the payment of principal, interest, or any installments under a sinking or purchase fund.

Item 14.                 Material Modifications to the Rights of Securities Holders and Use of Proceeds

Material Modifications to the Rights of Security Holders

The information required here is incorporated by reference to the material headed "Description of Share Capital-Ordinary Shares" in our Registration Statement on Form F-1, File No. 333-205894, filed with the SEC on July 28, 2015, as amended.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number: 333-205894) in relation to our initial public offering of 4,000,000 of our Ordinary Shares, and the underwriters’ exercise of their option to purchase from us an additional 38,423 Ordinary Shares, at an initial offering price of US $5.00 per share. Our initial public offering closed in November 2015. Burnham Securities, Inc. and Network 1 Financial Securities, Inc. were the underwriters for our initial public offering.

We received net proceeds of approximately $18.59 million from our initial public offering. We have disbursed $10.52 million of the IPO proceeds to increase the registered capital of Taizhou Fuling from $11.11 million to $21.63 million through Total Faith. We intend to use these proceeds from our initial public offering, as disclosed in our registration statements on Form F-1, for investment in our new factory in Wenling and our R&D for process automation. Regarding our new factory in Wenling, we have spent approximately $77,000 on site inspection and approximately $154,000 on construction design.

We are also investing approximately $7.80 million of the IPO proceeds in our business in the United States. Currently our Allentown factory has six straw production lines in operation. The Allentown factory is installing an additional six 6 straw production lines at a total cost of about $610,000. The six new straw production lines will double the factory’s capacity to 2,400 tons per year. Our Allentown factory is also installing and testing two automated packaging machines. If these straw packaging machines prove successful, it will purchase and install another four. The cost of these auto-packers is $30,000 each. In addition, the Allentown factory is in the process of designing and installing the raw material storage and feeding system that includes 10 silos. This system will cost about $500,000 and will substantially improve the factory’s efficiency and save warehouse space.

Item 15.                 Controls and Procedures

(a)	Disclosure Controls and Procedures.

We maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under  the Securities Exchange Act of 1934) that are designed to ensure that information required to be disclosed in our reports that we file or submit under the Security Exchange Act of 1934 is recorded, processed, summarized and reported, within the time period specified in the SEC’s rules and forms, and is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow for timely decisions regarding disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As of December 31, 2015, the end of the fiscal year covered by this report, our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures. Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2015, our disclosure controls and procedures were ineffective. Such conclusion is due to the presence of material weakness in internal control over financial reporting as described below.

(b)	Management’s annual report on internal control over financial reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Based on the assessment, management determined that, as of December 31, 2015, we did not maintain effective internal control over financial reporting due to the existence of the following material weaknesses:

Accounting and Finance Personnel Weaknesses  - Management concluded that in light of the inexperience of our accounting staff with respect to the requirements of U.S. GAAP-based reporting and SEC rules and regulations, we did not maintain effective controls and did not implement adequate and proper supervisory review to ensure that significant internal control deficiencies can be detected or prevented.

Management’s assessment of the control deficiency over accounting and finance personnel as of December 31, 2015 considered the factors, including:

•	the number of adjustments proposed by our independent auditors during our interim review and annual audit processes;

•	the significance of the audit adjustments’ impact on the overall financial statements.

During the year ended December 31, 2015, we hired an outside financial consultant to help us prepare financial statements and related disclosures in compliance with U.S. GAAP. In addition, we have hired additional accounting staff to help us prepare supporting accounting documentation and information. The newly appointed U.S. based Chief Financial Officer will oversee the entire accounting function and the newly formed audit committee will continue monitoring the progress of control remediation. Although we believe that we have made significant progress, our efforts to date have not yet been sufficient to fully remediate such weaknesses. As such, we will continue our efforts during the fiscal year ending December 31, 2016, although there can be no assurance that compliance will be achieved in this time frame.

(c)	Attestation report of the registered public accounting firm.

Not applicable.

(d)	Changes in internal control over financial reporting.

There have been no changes in our internal controls over financial reporting occurred during the twelve months ended December 31, 2015, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 15T.               Controls and Procedures

Not applicable.

Item 16.                 [Reserved]

Item 16A.              Audit Committee Financial Expert

The Company’s board of directors has determined that Mr. Hong (Simon) He qualifies as an “audit committee financial expert” in accordance with applicable Nasdaq Capital Market standards. The Company’s board of directors has also determined that Mr. He and the other members of the Audit Committee are all “independent” in accordance with the applicable Nasdaq Capital Market standards.

Item 16B.              Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics that applies to the Company’s directors, officers, employees and advisors. The Code of Ethics is attached it as an exhibit to this annual report. We have also posted a copy of our code of business conduct and ethics on our website at http://ir.fulingglobal.com/.

Item 16C.              Principal Accountant Fees and Services

Friedman LLP was appointed by the Company to serve as its independent registered public accounting firm for fiscal 2015. Audit services provided by Friedman LLP for fiscal 2015 included the examination of the consolidated financial statements of the Company; and services related to periodic filings made with the SEC.

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

During fiscal 2015 and 2014, Friedman LLP’s fees for the annual audit of our financial statements and the quarterly reviews of the financial statements were $211,000 and $250,000, respectively.

Audit-Related Fees

The Company has not paid Friedman LLP for audit-related services in fiscal 2015 and 2014.

Tax Fees

The Company has not paid Friedman LLP for tax services in fiscal 2015 and 2014.

All Other Fees

The Company has not paid Friedman LLP for any other services in fiscal 2015 and 2014.

Audit Committee Pre-Approval Policies

Before Friedman LLP was engaged by the Company to render audit or non-audit services, the engagement was approved by the Company’s audit committee. All services rendered by Friedman LLP have been so approved.

Percentage of Hours

The percentage of hours expended on the principal accountants’ engagement to audit our consolidated financial statements for 2015 that were attributed to work performed by persons other than Friedman LLP’s full-time permanent employees was less than 50%.

Item 16D.              Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.               Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended December 31, 2015.

Item 16F.               Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.              Corporate Governance

We are incorporated in the Cayman Islands and our corporate governance practices are governed by applicable Cayman Islands law. In addition, because our ordinary shares are listed on The Nasdaq Capital Market, we are subject to Nasdaq’s corporate governance requirements.

As noted above in the risk factor titled “As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, including the requirement that a majority of an issuer’s directors consist of independent directors. If we opt to rely on such exemptions in the future, such decision might afford less protection to holders of our ordinary shares”, The Nasdaq Capital Market allows foreign private issuers like our Company to opt to follow rules that apply in the issuer’s home country instead of a given Nasdaq rule. For example, there are circumstances in which Nasdaq requires a company to obtain Nasdaq-listed companies to get shareholder approval prior to issuing stock, but a foreign private issuer may not need such shareholder approval if their home country does not require it. While we may determine in the future that the home country rules in the Cayman Islands position us to operate more efficiently than equivalent Nasdaq rules, we have agreed not to rely on any home country rules during the period of two years after the completion of our initial public offering (“Voluntary Reporting Period”). As a result, during the Voluntary Reporting Period, we are bound by all of the same Nasdaq rules that a U.S. domestic company listed on The Nasdaq Capital Market would be required to follow.

Item 16H.              Mine Safety Disclosure

Not applicable.

PART III

Item 17.                 Financial Statements

See Item 18.

Item 18.                 Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19.                 Exhibits

Exhibit No.	Description of Exhibit

1.1(1)	Form of Amended and Restated Memorandum and Articles of Association of the Registrant as currently in effect

2.1(2)	Registrant's Form of Ordinary Share Certificate

4.1(2)	Registrant’s Incentive Securities Plan

8.1(2)	List of Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics

12.1	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1	Press release dated March 30, 2016 titled “Fuling Global Inc. Announces Full Year 2015 Financial Results”

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema Document.

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

(1)             Incorporate by reference to Form F-1 filed on October 20, 2015 (Accession No.: 0001144204-15-060148)

(2)             Incorporate by reference to Form F-1 filed on October 2, 2015(Accession No.: 0001144204-15-057750)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Fuling Global Inc.

By:	/s/ Xinfu Hu
Name: Xinfu Hu
Title: Chief Executive Officer

Date: March 30, 2016

FULING GLOBAL INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

F-1

FULING GLOBAL INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholders of Fuling Global Inc.:

We have audited the accompanying consolidated balance sheets of Fuling Global Inc. and subsidiaries (the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2015. The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015 and 2014, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

/s/ Friedman LLP

New York, NY

March 30, 2016

FULING GLOBAL INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2015	2014

ASSETS
Current Assets:
Cash and cash equivalents	$15,573,554	$1,399,714
Restricted cash	2,129,162	2,348,170
Certificates of deposit	3,186,892	1,352,716
Accounts receivable, net	14,725,030	13,018,702
Advances to supplier, net	312,328	739,002
Inventories, net	13,493,685	14,935,076
Prepaid expenses and other current assets	425,477	906,705
Total Current Assets	49,846,128	34,700,085

Property, plant and equipment, net	21,556,866	20,517,240
Intangible assets, net	1,778,264	1,650,037
Other non-current assets	2,228,900	356,425
Deferred tax assets	319,252	-
Total Assets	$75,729,410	$57,223,787

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
Short term borrowings	$15,264,827	$19,524,207
Bank notes payable	2,839,783	3,244,333
Advances from customers	597,226	695,873
Accounts payable	10,972,851	14,194,154
Accrued and other liabilities	1,808,135	1,316,921
Taxes payable	743,147	560,253
Loan from third parties	184,851	195,249
Due to related parties	-	38,273
Total Current Liabilities	32,410,820	39,769,263

Total Liabilities	32,410,820	39,769,263

Commitments and contingencies

Shareholders' Equity
Common stock: $0.001 par value, 70,000,000 shares authorized, 15,732,795 and 11,666,667 shares issued and outstanding as of December 31, 2015 and December 31, 2014	15,733	11,667
Additional paid in capital	29,722,127	11,108,133
Statutory reserve	2,868,844	1,862,365
Retained earnings	10,182,213	3,147,151
Accumulated other comprehensive income	392,450	1,094,617
Total Fuling Global Inc.'s equity	43,181,367	17,223,933

Noncontrolling interest	137,223	230,591
Total Shareholders' Equity	43,318,590	17,454,524

Total Liabilities and Shareholders' Equity	$75,729,410	$57,223,787

The accompanying notes are an integral part of these consolidated financial statements.

FULING GLOBAL INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME

	For the Years Ended December 31,
	2015	2014

Revenues	$91,293,675	$83,181,113
Cost of goods sold	67,646,107	61,103,936
Gross Profit	23,647,568	22,077,177

Operating Expenses
Selling expenses	6,436,821	6,064,466
General and administrative expenses	6,149,411	3,879,615
Research and development expenses	2,091,513	2,484,566
Total operating expenses	14,677,745	12,428,647

Income from Operations	8,969,823	9,648,530

Other Income (Expense):
Interest income	53,019	41,448
Interest expense	(1,115,633)	(1,197,986)
Subsidy income	901,852	597,122
Foreign currency transaction gain	476,576	36,163
Other income (expense), net	104,942	(28,336)
Total other income (expense), net	420,756	(551,589)

Income Before Income Taxes	9,390,579	9,096,941

Provision for Income Taxes	1,442,406	1,368,798

Net Income	$7,948,173	$7,728,143

Less: net (loss) income attributable to noncontrolling interest	(93,368)	241,975

Net income attributable to Fuling Global Inc.	8,041,541	7,486,168

Other Comprehensive Income
Foreign currency translation loss	(702,167)	(164,781)
Comprehensive Income	$7,339,374	$7,321,387

Earnings per share
Basic and diluted	$0.65	$0.64

Weighted average number of shares
Basic and diluted	12,335,072	11,666,667

Cash dividends per share
Basic and diluted	$-	$0.88

The accompanying notes are an integral part of these consolidated financial statements.

FULING GLOBAL INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	Common Stock		Additional	Statutory	Retained	Accumulated Other	Noncontrolling	Total
	Shares	Amount	Paid in Capital	Reserve	Earnings	Comprehensive Income	Interest	Equity
Balance at December 31, 2013	11,666,667	$11,667	$3,578,133	$1,108,393	$6,689,803	$1,259,398	$(11,384)	$12,636,010

Capital contribution	-	-	7,530,000	-	-	-	-	7,530,000
Net income	-	-	-	-	7,486,168	-	241,975	7,728,143
Appropriations to statutory reserve	-	-	-	753,972	(753,972)	-	-	-
Dividend declared and paid	-	-	-	-	(10,274,848)	-	-	(10,274,848)
Foreign currency translation loss	-	-	-	-	-	(164,781)	-	(164,781)

Balance at December 31, 2014	11,666,667	$11,667	$11,108,133	$1,862,365	$3,147,151	$1,094,617	$230,591	$17,454,524

Issuance of ordinary shares upon Initial Public Offering (“IPO”), net of offering costs of $1,597,143	4,038,423	4,038	18,590,934	-	-	-	-	18,594,972
Stock based compensation	27,705	28	23,060	-	-	-	-	23,088
Net income	-	-	-	-	8,041,541	-	(93,368)	7,948,173
Appropriations to statutory reserve	-	-	-	1,006,479	(1,006,479)	-	-	-
Foreign currency translation loss	-	-	-	-	-	(702,167)	-	(702,167)

Balance at December 31, 2015	15,732,795	$15,733	$29,722,127	$2,868,844	$10,182,213	$392,450	$137,223	$43,318,590

The accompanying notes are an integral part of these consolidated financial statements.

FULING GLOBAL INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$7,948,173	$7,728,143
Adjustments to reconcile net income to net cash provided by operating activities:
Stock based compensation	23,088	-
Deferred tax expense (benefit)	(319,252)	155,705
Depreciation and amortization	2,681,293	1,707,496
Bad debt provisions	36,938	33,252
Gain on disposal of fixed assets	-	37,466
Changes in operating assets:
Accounts receivable	(2,224,191)	(4,378,994)
Advances to suppliers	364,925	30,592
Inventories	1,184,796	(2,733,597)
Other assets	95,350	(255,284)
Changes in operating liabilities:
Accounts payable	(2,737,576)	1,728,498
Advance from customers	(66,731)	262,743
Taxes payable	425,412	605,132
Accrued and other liabilities	548,382	468,916
Net cash provided by operating activities	7,960,607	5,390,068

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(5,471,455)	(4,734,094)
Proceeds from disposal of property and equipment	-	73,508
Cash invested in certificates of deposit	(1,986,668)	(1,352,782)
Advance payments on equipment purchase	(1,047,526)	-
Purchase of intangible assets	(264,577)	-
Net cash used in investing activities	(8,770,226)	(6,013,368)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term borrowings	42,684,057	39,549,931
Repayments of short-term borrowings	(46,039,616)	(40,004,616)
Proceeds from bank notes payable	5,318,470	3,244,492
Repayments of bank notes payable	(5,560,034)	(3,267,330)
Repayments of loans from related parties	(37,764)	(183,621)
Change of restricted cash	97,928	2,605,466
Proceeds from issuance of shares/capital contribution	18,594,972	7,530,000
Dividends paid to shareholders	-	(10,274,848)
Net cash provided by (used in) financing activities	15,058,013	(800,526)

EFFECT OF EXCHANGE RATES CHANGES ON CASH	(74,554)	124,745

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	14,173,840	(1,299,081)

CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR	1,399,714	2,698,795

CASH AND CASH EQUIVALENTS, ENDING OF THE YEAR	$15,573,554.00	$1,399,714

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period for:
Interest paid	$1,136,896	$833,401
Income tax paid	$1,257,004	$1,065,518
Non-cash investing activities:
Transfer from construction in progress to fixed assets	$3,913,677	$-
Transfer from advance payments to fixed assets	$726,445	$-

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Fuling Global Inc. (“Fuling Global”) is a Cayman Island corporation established on January 19, 2015.

Total Faith Holdings Limited (“Total Faith”) is a wholly-owned subsidiary of Fuling Global formed in accordance with laws and regulations of the British Virgin Islands in April 2004.

Fuling Global and its subsidiary Total Faith are holding companies whose only asset, held through a subsidiary, is 100% of the registered capital of Taizhou Fuling Plastics Co., Ltd. (“Taizhou Fuling”), as well as 49% ownership of Domo Industry Inc. (“Domo”).

Taizhou Fuling was established in October 1992 under the laws of the People’s Republic of China (“China” or “PRC”) with initial capital of $0.51 million. After several registered capital increases and capital contributions, the registered capital of Taizhou Fuling was increased to $21.36 million in November 2015.

Taizhou Fuling has three wholly-owned subsidiaries, Zhejiang Great Plastics Technology Co., Ltd. (“Great Plastics”), Direct Link USA LLC (“Direct Link”) and Fuling Plastic USA, Inc. (“Fuling USA”).

Great Plastics was incorporated in China in March 2010 and principally engaged in the production of straw items. Direct Link was incorporated in the State of New York in December 2011 and serves as an import trading company of Taizhou Fuling in the United States (“U.S.”). Fuling USA was incorporated in the Commonwealth of Pennsylvania in May 2014, as a wholly-owned subsidiary of Taizhou Fuling. Fuling USA is establishing the Company’s first production factory in the U.S. and will principally engage in the production of plastic straw items. Prior to the incorporation of Fuling USA, Taizhou Fuling wholly owned another subsidiary incorporated in 2009 in the State of New York, named Fuling Plastics USA Inc. (“Old Fuling USA”). Old Fuling USA served as one of the trading entities of Taizhou Fuling in the U.S. until early 2014 and its business was discontinued and transferred over to the new Fuling USA when the Company decided to set up the new factory in Allentown, Pennsylvania. Old Fuling USA was dissolved on April 8, 2015.

Domo is a U.S. company established in the State of New York in October 2007. Total Faith owns 49% of its equity interest. However, Total Faith holds 2 out of 3 seats and has a majority of the voting rights on the board of directors. The Board of Directors of Domo is the controlling decision-making body with respect to Domo instead of the equity holders. The number of seats in the Board empowers Total Faith the ability to control Domo’s daily operations and financial affairs, appoint its senior executives and approve all matters requiring shareholders’ approval. In addition, Domo's equity at risk is not sufficient to permit it to carry on its activities without additional subordinated financial support from Total Faith and Domo is highly relying on the financial support from the Company. Total Faith is obligated to absorb a majority of the risk of loss from Domo’s activities and to receive majority of Domo’s residual returns. Based on these facts, Total Faith has gained effective control over Domo and Domo is considered a Variable Interest Entity (“VIE”) under Accounting Standards Codification (“ASC”) 810-10-05-08A. Accordingly, Total Faith consolidates Domo’s operating results, assets and liabilities.

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS (Continued)

Fuling Global, Total Faith and its VIE, Taizhou Fuling and Taizhou Fuling’s subsidiaries (herein collectively referred to as the “Company”) are engaged in the production and distribution of environmentally friendly plastic serviceware in the People’s Republic of China (“PRC” or “China”), Europe and U.S. Products exported to the U.S. and Europe are primarily sold to major fast food restaurant chains and wholesalers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The Company’s consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”). The consolidated financial statements include the financial statements of Fuling Global, Total Faith, Taizhou Fuling and its subsidiaries and VIE. All significant intercompany balances and transactions have been eliminated in consolidation.

In accordance with accounting standards regarding consolidation of variable interest entities, VIEs are generally entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders lack adequate decision making ability. All VIEs with which the Company is involved must be evaluated to determine the primary beneficiary of the risks and rewards of the VIE. The primary beneficiary is required to consolidate the VIE for financial reporting purposes.

The Company has concluded that Domo is a VIE, based on the facts that Total Faith has a majority of voting rights on the board of directors and is obligated to absorb a majority of the risk of loss from Domo's economic performance. Based on our evaluation of the VIE, the Company is the primary beneficiary of its risks and rewards; therefore, it consolidates Domo for financial reporting purposes.

The following table sets forth the assets, liabilities, results of operations and changes in cash and cash equivalents of the VIE, which was included in the Company’s consolidated balance sheets, statements of comprehensive income and cash flows:

	December 31, 2015	December 31, 2014

Current assets	$2,179,580	$3,792,029
Non-current assets	-	-
Total assets	2,179,580	3,792,029

Third-party liabilities	(498,614)	(919,942)

Intercompany payables*	(1,412,380)	(2,410,087)

Total liabilities	(1,910,994)	(3,330,029)

Net assets	$268,586	$462,000

* Payables to Taizhou Fuling and Great Plastics are eliminated upon consolidation.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Principles of Consolidation (Continued)

	For the years ended
	December 31, 2015	December 31, 2014

Revenue	$7,691,012	$8,186,525
Net income (loss)	$(183,074)	$474,461

	For the years ended
	December 31, 2015	December 31, 2014

Net cash provided by (used in) operating activities	$1,013,823	$(2,511,222)
Net cash (used in) provided by financing activities*	$(997,707)	$2,410,087
Net increase (decrease) in cash and cash equivalents	$16,116	$(101,135)

* Intercompany financing activities are eliminated upon consolidation.

The Company has the power to direct activities of the VIE and can have assets transferred freely out of the VIE without restrictions. Therefore, the Company considers that there is no asset of VIE that can only be used to settle obligations of the respective VIE. The creditors of the VIE’s third-party liabilities did not have recourse to the general credit of the primary beneficiary in normal course of business.

Non-controlling interests

Non-controlling interests result from the consolidation of 49% owned subsidiary Domo.

Reclassification

Certain prior year amounts have been reclassified for consistency with the current period presentation. These reclassifications had no effect on the reported results of operations.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the financial statements.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, inventories, advances to suppliers, useful lives of property, plant and equipment, intangible assets, and the recoverability of long-lived assets. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents.

Restricted Cash

Restricted cash consists of cash equivalents used as collateral to secure short-term bank notes payable and bank borrowings. The Company is required to keep certain amounts on deposit that are subject to withdrawal restrictions. Upon the maturity of the bank acceptance notes and bank borrowings, the Company is required to deposit the remainder to the escrow account to settle the bank notes payable and bank borrowings. The notes payable and bank borrowings are generally short term in nature due to their short maturity period of three months to one year; thus, restricted cash is classified as a current asset.

As of December 31, 2015 and 2014, the Company had restricted cash of $2,129,162 and $2,348,170, respectively, of which $1,153,444 and $1,086,438, respectively, was related to the bank acceptance notes payable (see Note 8), and $955,426 and $1,261,732, respectively, was related to the letters of credit (see Note 10). The remaining $20,292 and Nil, respectively, was related to other miscellaneous deposits made in bank.

Certificate of deposit

As of December 31, 2015 and 2014, the Company had certificates of deposit with original maturities of more than ninety days amounted to $3,186,892 and $1,352,716, respectively.

Accounts Receivable

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Company usually grants credit to customers with good credit standing with a maximum of 90 days and determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management's best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Actual amounts received may differ from management's estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Inventories

Inventories are stated at the lower of cost or market value. Costs include the cost of raw materials, freight, direct labor and related production overhead. The cost of inventories is calculated using the weighted average method. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories.

Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products.

Property, Plant and Equipment

Property and equipment are stated at cost. The straight-line depreciation method is used to compute depreciation over the estimated useful lives of the assets, as follows:

Items	Useful life
Property and buildings	10–20 years
Leasehold improvement	Lesser of useful life and lease term
Machinery equipment	3–10 years
Transportation vehicles	4–10 years
Office equipment and furniture	3–5 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the statement of income in other income and expenses.

Intangible Assets

Intangible assets consist primarily of land use rights, trademark and patents. Under the PRC law, all land in the PRC is owned by the government and cannot be sold to an individual or company. The government grants individuals and companies the right to use parcels of land for specified periods of time. These land use rights are sometimes referred to informally as “ownership.” Land use rights are stated at cost less accumulated amortization. Intangible assets are amortized using the straight-line method with the following estimated useful lives:

Items	Useful life
Land use rights	50 years
Trademark	10 years
Patents	7-10 years

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impairment of Long-lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of December 31, 2015 and 2014. Revenue Recognition

Revenue Recognition

Revenue from product sales is recognized, net of estimated provisions for sales allowances, when the merchandise is shipped and title is transferred. Revenue is recognized when all four of the following criteria are met: (i) persuasive evidence that an arrangement exists (sales agreements and customer purchase orders are used to determine the existence of an arrangement); (ii) delivery of goods has occurred and risks and benefits of ownership have been transferred, which is when the goods are received by the customer at its designated location in accordance with the sales terms; (iii) the sales price is both fixed and determinable, and (iv) collectability is reasonably assured. Historically, sales returns have been minimal.

Income Taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company does not believe that there was any uncertain tax position at December 31, 2015 and 2014.

To the extent applicable, the Company records interest and penalties as a general and administrative expense. The statute of limitations for the Company’s U.S. federal income tax returns and certain state income tax returns subject to examination by tax authorities for three years from the date of filing. As of December 31, 2015, the tax years ended December 31, 2010 through December 31, 2015 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Value added tax (“VAT”)

Sales revenue represents the invoiced value of goods, net of VAT. The VAT is based on gross sales price and VAT rates range up to 17%, depending on the type of products sold. The VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products. The Company recorded a VAT payable net of payments in the accompanying financial statements. Further, when exporting goods, the exporter is entitled to some or all of the refund of the VAT paid or assess. Since a majority of the Company’s products are exported to the U.S. and Europe, the Company is eligible for VAT refunds when the Company completes all the required tax filing procedures.

All of the VAT returns of the Company have been and remain subject to examination by the tax authorities for five years from the date of filing.

Foreign Currency Translation

The Company’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. Our financial statements are reported using U.S. Dollars. The results of operations and the statement of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income included in statement of changes in equity. Gains and losses from foreign currency transactions are included in the consolidated statement of income and comprehensive income.

The value of RMB against US$ and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Company’s financial condition in terms of US$ reporting. The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	December 31, 2015	December 31, 2014
Year-end spot rate	US$1=RMB 6.4917	US$1=RMB 6.1460
Average rate	US$1=RMB 6.2288	US$1=RMB 6.1457

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Financial Instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

·	Level 1 - Quoted prices in active markets for identical assets and liabilities.

·	Level 2 - Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

·	Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Company considers the recorded value of its financial assets and liabilities, which consist primarily of cash and cash equivalents, restricted cash, accounts receivable, advance to vendors, accounts payable, accrued expenses, advances from customers, notes payable to approximate the fair value of the respective assets and liabilities at December 31, 2015 and 2014 based upon the short-term nature of the assets and liabilities.

The Company believes that the carrying amount of the short-term borrowings approximates fair value at December 31, 2015 and 2014 based on the terms of the borrowings and current market rates as the rate is reflective of the current market rate.

Concentrations and Credit Risk

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

As of December 31, 2015 and 2014, $17,801,169 and $4,604,884 of the Company’s cash and cash equivalents, certificates of deposit and restricted cash were on deposit at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentrations and Credit Risk (Continued)

Substantially all of the Company’s sales are made to customers that are located primarily in the USA and Europe. The Company’s operating results could be adversely affected by the government policy on exporting business, foreign exchange rate fluctuation, and change of local market conditions. The Company has a concentration of its revenues and receivables with specific customers. For the year ended December 31, 2015, one customer accounted for 12.9% of total revenue. For the year ended December 31, 2014, no customer accounted for more than 10% of the Company’s net revenue. As of December 31, 2015, two customers' accounts receivable accounted for 29.8% and 10% of the total outstanding accounts receivable balance, respectively. As of December 31, 2014, two customers' accounts receivable accounted for 15% and 13% of the total outstanding accounts receivable balance.

For the year ended December 31, 2015, the Company purchased approximately 17.3% and 14.7% of its raw materials from two major suppliers. For the year ended December 31, 2014, the Company purchased approximately 15% and 10% of its raw materials from two major suppliers. As of December 31, 2015, advanced payments to two major suppliers accounted for 49% and 10% of the total advance payments outstanding. As of December 31, 2014, advanced payments to two major suppliers accounted for 48% and 11% of the total advance payments outstanding.

A loss of either of these customers or suppliers could adversely affect the operating results or cash flows of the Company.

Risks and Uncertainties

The major operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, this may not be indicative of future results.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements

In November 2015, the FASB issued Accounting Standards Update No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes (ASU 2015-17), which simplifies the presentation of deferred income taxes by requiring deferred tax assets and liabilities be classified as noncurrent on the balance sheet. The updated standard is effective for us beginning on January 1, 2017 with early application permitted as of the beginning of any interim or annual reporting period. Management is evaluating the impact, if any, of this ASU on the Company’s financial position, results of operations and cash flows.

In January 2016, the FASB issued Accounting Standards Update (ASU) No. 2016-01, “Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities”. The new guidance is intended to improve the recognition and measurement of financial instruments. The new guidance makes targeted improvements to existing US GAAP by: (1) Requiring equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. Requiring public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes; (2) Requiring separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (i.e., securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements; (3) Eliminating the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet; and. (4) Requiring a reporting organization to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk (also referred to as “own credit”) when the organization has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. The new guidance is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company does not expect this update will have a material impact on the Company's consolidated financial position, results of operations and cash flows.

In February 2016, the FASB issued ASU No. 2016-02, "Leases (Topic 842)" ("ASU 2016-02"), to increase the transparency and comparability about leases among entities. The new guidance requires lessees to recognize a lease liability and a corresponding lease asset for virtually all lease contracts.  It also requires additional disclosures about leasing arrangements. ASU 2016-02 is effective for interim and annual periods beginning after December 15, 2018, and requires a modified retrospective approach to adoption. Early adoption is permitted. The Company is currently evaluating the impact of this new standard on its consolidated financial statements and related disclosures.

NOTE 3 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	As of	As of
	December 31, 2015	December 31, 2014
Trade accounts receivable	$14,825,914	$13,085,704
Less: allowances for doubtful accounts	(100,884)	(67,002)
Accounts receivable, net	$14,725,030	$13,018,702

NOTE 4 – INVENTORY, NET

Inventories consisted of the following:

	As of	As of
	December 31, 2015	December 31, 2014
Raw materials	$2,245,382	$1,479,313
Work-in-progress	819,423	998,769
Finished goods	10,523,395	12,553,796
Inventory valuation allowance	(94,515)	(96,802)
Total inventory	$13,493,685	$14,935,076

NOTE 5 – PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	As of	As of
	December 31, 2015	December 31, 2014
Property and Buildings	$7,532,019	$7,805,988
Leasehold improvement	1,722,562	-
Machinery and equipment	19,467,526	16,969,456
Automobiles	913,888	894,173
Office and electric equipment	736,808	684,899
Subtotal	30,372,803	26,354,516
Construction in progress	96,112	891,206
Less: accumulated depreciation	(8,912,049)	(6,728,482)
Property and equipment, net	$21,556,866	$20,517,240

NOTE 5 – PROPERTY, PLANT AND EQUIPMENT, NET (Continued)

Depreciation expense was $2,641,932 and $1,671,451 for the years ended December 31, 2015 and 2014, respectively.

Construction in progress represents costs of construction incurred for the Company's new plant and equipment. The construction for the Company’s new plant in U.S. has been completed and put in use in July 2015. The Construction in progress as of December 31, 2015 represents cost of construction for its facility expansion in China.

NOTE 6 – INTANGIBLE ASSETS, NET

Intangible assets, net consisted of the following:

	As of	As of
	December 31, 2015	December 31, 2014
Land use rights	$2,027,918	$1,873,842
Trademark	7,117	7,517
Patents	5,065	5,350
Total	2,040,100	1,886,709
Less: accumulated amortization	(261,836)	(236,672)
Intangible assets, net	$1,778,264	$1,650,037

Amortization expense was $39,361 and $36,045 for the years ended December 31, 2015 and 2014, respectively.

Estimated future amortization expense for intangible assets is as follows:

Years ending December 31,	Amortization expense

2016	$41,414
2017	41,302
2018	41,187
2019	40,449
2020	40,449
Thereafter	1,573,463
$1,778,264

NOTE 7 – SHORT-TERM BORROWINGS

Short-term borrowings represent amounts due to various banks and other companies normally due within one year. The principal of the borrowings are due at maturity. Accrued interest is due either monthly or quarterly.

NOTE 7 – SHORT-TERM BORROWINGS (Continued)

Short-term borrowings consisted of the following:

	As of	As of
	December 31, 2015	December 31, 2014
Agricultural Bank of China (“ABC”) (1)	$1,155,321	$1,220,306
China Construction Bank (“CCB”) (2)	1,232,343	1,301,660
China Merchants Bank (“CMB”) (3)	1,000,293	2,423,560
PingAn Bank (“PAB”) (4)	2,310,643	2,440,610
China Citic Bank (“CITIC”) (5)	1,622,457	4,507,514
Industrial and Commercial Bank of China (“ICBC”) (6)	4,079,145	3,585,835
Shanghai Pudong Development Bank (“SPDB”) (7)	-	1,971,302
Bank of China (“BOC”) (8)	3,864,625	2,073,420
Total	$15,264,827	$19,524,207

(1)	In January and May 2015, Great Plastics entered into two short-term bank loan agreements with ABC for twelve and six months, respectively. The loans bear a variable interest rate based on the prevailing interest rate set by the People’s Bank of China at the time of borrowing, plus 30 basis points. The effective rate is 5.06% and 5.58% per annum. The loans are guaranteed by the assets of Great Plastics, a third party guaranty company and a shareholder of the Company.

In May and July 2014, Great Plastics entered into two short-term bank loan agreements with ABC for twelve and six months, respectively. The loans bear a variable interest rate based on the prevailing interest rate set by the People’s Bank of China at the time of borrowing, plus 10 basis points. The effective rate is 6.60% per annum. The loans were guaranteed by the assets of a third party guaranty company and a shareholder of the Company.

(2)	In July 2015, Taizhou Fuling entered into a short term bank loan agreement with CCB for $1,232,343 million for twelve months. The loan bears interest rate which equals to China's one year loan prime rate, plus 29.25 base points. The effective interest rate is 5.14% per annum. In July 2014, Taizhou Fuling entered into a short-term bank loan agreement with CCB for approximately $1.3 million (RMB 8 million). The term of this loan is one year with a fixed interest of 6.30% per annum.

These loans are guaranteed by the Company’s principal shareholders and Zhejiang Special Plastics Technology Co., Ltd. (“Special Plastics”), an affiliated company owned by the shareholders of the Company. In addition, the Company has pledged land use right, properties and machinery equipment of Taizhou Fuling as collateral for the loans outstanding as of December 31, 2015 and December 31, 2014.

NOTE 7 – SHORT-TERM BORROWINGS (Continued)

(3)	In October and December 2015, Taizhou Fuling entered into two short-term bank borrowing agreements for approximately $1.0 million (RMB 6.5 million) with CMB for six months. The loan bears a variable interest rate based on six-month of LIBOR, plus 60 basis points. The effective rate was 1.13% and 1.42% per annum. The loans are guaranteed by Special Plastics, an affiliated company owned by the shareholders of the Company, and its shareholders.

In March 2014, Taizhou Fuling entered into two short-term bank loan agreements with CCB for approximately $1.6 million and $800,000 for one year and five months, respectively. The loans bear variable interest rate based on the prevailing interest rate set by the People’s Bank of China at the time borrowing, plus 10 basis points. The effective rate was 6.60% and 4.12% per annum.

(4)	In March 2015, Great Plastics entered into three short-term bank borrowing agreements with PAB total amounted to $2,310,643 for six months to one year. The effective rate is 6.4%, 7.06% and 6.8% per annum, respectively. The loans are guaranteed by the assets of Great Plastics.

In March and September 2014, Great Plastics entered into series of short-term bank borrowing agreements with PAB for six months to one year, total amounted to $2,440,610. These loans bear a variable interest rate based on the prevailing interest rate set by the People’s Bank of China at the time of borrowing, plus 25 basis points. The effective rate is from 7.0% to 7.1% per annum. These loans are guaranteed by the assets of Taizhou Fuling.

(5)	During the year of 2015 and 2014, Taizhou Fuling and Great Plastics, entered into a series of short-term bank borrowing agreements with CITIC. The terms of the loan are four to twelve months. The interest rate is equal to three-month of LIBOR. The loan outstanding as of December 31, 2015 will expire on March 17, 2016. These loans are guaranteed by the principal shareholder of Taizhou Fuling.

(6)	During 2015 and 2014, Taizhou Fuling entered into a series of short-term bank borrowing agreements with ICBC. The terms of the loans are five months to one year, with fixed interest rates ranging from 2.33% to 6.16% per annum. These loans are guaranteed by the shareholders of Special Plastics, its shareholders and third party individuals. In addition, the Company has pledged the land use right and properties as collateral.

(7)	During 2015 and 2014, Taizhou Fuling entered into a series of short-term bank borrowing agreements with SPDB. The terms of the loans are three months to four months, with fixed interest rates equal to 4.8% to 5.0% per annum in excess of six-month LIBOR. The loans borrowed in 2015 have been paid off as of December 31, 2015. These loans are guaranteed by Special Plastics and its shareholders. In addition, the Company has pledged the land use right and properties as collateral in 2015.

NOTE 7 – SHORT-TERM BORROWINGS (Continued)

(8)	During 2015 and 2014, Taizhou Fuling and Great Plastics entered into a series of short-term bank borrowing agreements and other financing agreements with BOC. The terms of the loans are two to twelve months, with fixed interest rates based on LIBOR (for loans dominated in USD) or prime loan rates issued by People's Bank of China (for loans dominated in RMB), plus certain base point. The effective interest rates were from 1.58% to % to 6.72% per annum. These loans are guaranteed by Great Plastics and its shareholders. In addition, Nil and $1,241,458 cash was deposited in the bank as security deposit for the outstanding loans and other financing instruments as of December 31, 2015 and December 31, 2014, respectively.

As of December 31, 2015 and December 31, 2014, land use right in the amount of $1,499,417 and $1,445,812, property and buildings in the amount of $4,378,554 and $4,735,191, and equipment in the amount of $5,236,272 and $6,604,076 were pledged for the bank loans, respectively.

NOTE 8 – BANK NOTES PAYABLE

Short-term bank notes payable are lines of credit extended by banks that can be endorsed and assigned to vendors as payments for purchases. The notes payable are generally payable within six months. These short-term notes payable are guaranteed by the bank for their full face value. In addition, the banks usually require the Company to deposit a certain amount of cash (usually range from 30% to 100% of the face value of the notes) at the bank as a guarantee deposit, which is classified on the balance sheet as restricted cash.

The Company had the following bank notes payable as of December 31, 2015:

December 31, 2015
ICBC, due various dates from January 17, 2016 to June 23, 2016	$2,409,055
CITIC, due various dates from January 28, 2016 to June 29, 2016	430,728
Total	$2,839,783

The Company had the following bank notes payable as of December 31, 2014:

December 31, 2014
ICBC, due various dates from January 23, 2015 to April 15, 2015	$2,678,648
BOC, due various dates from January 25, 2015 to June 26, 2015	565,685
Total	$3,244,333

As of December 31, 2015 and 2014, $1,153,444 and $1,086,437 cash deposits were held by banks as a guarantee for the notes payable, respectively. In addition, as of December 31, 2015 and 2014, notes payable totaling $2,409,055 and $3,244,333 were secured by the personal properties of the Company’s principal shareholders and third party individuals, respectively.

NOTE 9 – INCOME TAXES

The Company is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which each entity is domiciled.

Fuling Global and Total Faith are both offshore holding companies and are not subject to tax on income or capital gains under the laws of the Cayman Islands and British Virgin Islands, respectively.

Taizhou Fuling and Great Plastics are incorporated in the PRC and are subject to PRC income tax, which is computed according to the relevant laws and regulations in the PRC. Under the Corporate Income Tax Law of the People’s Republic of China, corporate income tax rate applicable to all companies, including both domestic and foreign-invested companies, is 25%. However, Taizhou Fuling is recognized as a High-technology Company by Chinese government and subject to a favorable income tax rate of 15%.

Domo, Fuling USA and Direct link are incorporated in the United States and subject to the U.S. federal and state income tax.

The following table summarizes income (loss) before income taxes and non-controlling interest allocation:

	For the year ended	For the year ended
	December 31, 2015	December 31, 2014
United States	$(1,699,557)	$845,290
Foreign	11,135,203	8,251,651
Total	$9,435,646	$9,096,941

Significant components of the income tax provision were as follows:

	For the year ended	For the year ended
Current tax provision	December 31, 2015	December 31, 2014
United States	$-	$-
Foreign	1,761,658	1,213,093
Total	$1,761,658	$1,213,093

	For the year ended	For the year ended
Deferred tax expense (benefit)	December 31, 2015	December 31, 2014
United States	$(319,252)	$-
Foreign	-	155,705
Total	$(319,252)	$155,705

NOTE 9 – INCOME TAXES (Continued)

The deferred tax expense (benefit) is the change of deferred tax assets and deferred tax liabilities resulting from the temporary difference between tax and U.S. GAAP. Our operations in the U.S. have incurred a cumulative net operating loss of approximately $1,576,000 and $33,000, respectively, as of December 31, 2015 and 2014, which may be available to reduce future taxable income. This carry-forward will expire if not utilized by 2035. Our deferred tax assets were primarily the result of US net operating loss and depreciation expense,

As of each reporting date, management considers evidence, both positive and negative, that could affect its view of the future realization of deferred tax assets. On the basis of evaluation, a valuation allowance of $319,252 was recorded against our gross deferred tax asset balance of $638,504 at December 31, 2015. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as our projections for growth. As of December 31, 2014, a full valuation allowance has been provided against the deferred tax asset and no deferred tax asset benefit has been recorded for the U.S. operation since the realization of the benefits from these losses appears was still uncertain in 2014.

The following table reconciles the statutory rates to the Company’s effective tax rate:

	December 31,	December 31,
	2015	2014
U.S. Statutory rates	34.0%	34.0%
Foreign income not recognized in the U.S.	(35.8)	(33.7)
Foreign income tax rate	25.0	25.0
Effect of favorable income tax rate in certain entity in PRC	(10.8)	(8.7)
R&D tax credit (1)	(1.6)	(2.0)
Change in valuation allowance	3.1	-
Non-taxable permanent difference (2)	1.5	0.4
Effective tax rate	15.4%	15.0%

(1)	According to PRC tax regulation, 150% of current year R&D expense approved by local tax authority could be deducted from taxable income.

(2)	It represents expenses incurred by the Company that were not deductible for PRC income tax and income (loss) generated in countries with no income tax obligations.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

Rent commitment

The Company's subsidiary Fuling USA leases manufacturing facilities under operating leases. Operating lease expense amounted to $384,728 and $340,640 for the year ended December 31, 2015 and 2014, respectively.

Future minimum lease payments under non-cancelable operating leases are as follows:

Twelve months ended December 31,
2016	$394,388
2017	404,296
2018	414,399
2019	424,701
2020	435,326
Thereafter	1,569,253
Total	$3,642,363

Letters of Credit

As of December 31, 2015 and December 31, 2014, the Company had $ 5,664,249 and $7,846,882 outstanding in trade letters of credit.

NOTE 11 – RELATED PARTY TRANSACTIONS

The Company rents office space from one of their related parties. For the year ended December 31, 2015 and 2014, the total rent expense was Nil and $94,225, respectively.

During the normal course of business, the Company, from time to time, temporarily borrows money from its principal shareholders or affiliated companies controlled by its major shareholder to finance its working capital as needed. The amounts are usually unsecured, non-interest bearing and due on demand. As of December 31, 2015 and December 31, 2014, the balance due to shareholders was Nil and $38,273, respectively.

NOTE 12 – EQUITY

Statutory reserve

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the surplus reserve are made at the discretion of the Board of Directors. As of December 31, 2015 and December 31, 2014, the balance of statutory reserve was $2,868,844 and $1,862,365, respectively.

Dividend

On May 5, 2014, the board of directors of the Company declared a dividend of $10,274,848. All dividends have been paid as of December 31, 2014.

Initial public offering ("IPO")

On October 26, 2015, the SEC declared effective the Company’s registration statement on Form F-1 (“IPO Registration Statement”). Pursuant to this IPO Registration Statement, along with the accompanying prospectus, the Company registered an offering of 4,000,000 shares of ordinary shares and up to 600,000 additional Ordinary Shares if the over-subscription option is exercised in full.

On November 2, 2015, the Company issued 4,000,000 shares at a price of $5.00 per share. On November 4, 2015, the Company issued 38,423 shares pursuant to the over-subscription option granted to the underwriters according to the IPO Registration Statement. On November 4, 2015, the Company closed its initial public offering of 4,038,423 shares of common stock at a price of $5.00 per share for gross proceeds of $20,192,115 and net proceeds of $18,594,972.

After its IPO on November 2, 2015, the Company granted 15,705 shares and 12,000 shares collectively to its Chief Financial Officer and three directors, respectively, pursuant to the CFO employment agreement and director engagement letters the Company entered into in September 2015 and August 2015, respectively. $23,088 was recorded as stock based compensation expense for the year ended December 31, 2015.

NOTE 13 – SEGMENT REPORTING

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company's internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company's business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different products. Based on management's assessment, the Company has determined that it has only one operating segments as defined by ASC 280.

The following table presents revenue by major products for years ended December 31, 2015 and 2014, respectively.

	For the years ended
	December 31, 2015	December 31, 2014

Cutlery	$55,242,100	$45,210,869
Straws	11,091,566	13,054,589
Cups and plates	20,937,771	22,699,966
Others	4,022,238	2,215,689
Total	$91,293,675	$83,181,113

The following table presents revenue by geographic areas for the years ended December 31, 2015 and 2014, respectively.

	For the years ended
	December 31, 2015	December 31, 2014
Revenue from United States	$85,144,942	$76,930,240
Revenue from Hong Kong and Mainland China	1,123,953	122,040
Revenue from other foreign countries	5,024,780	6,128,833
Total	$91,293,675	$83,181,113

Long-lived assets of $22,979,974 and $2,584,056 were located in China and the United States, respectively, as of December 31, 2015. Long-lived assets of $21,632,497 and $891,205 were located in China and the United States, respectively, as of December 31, 2014.

NOTE 14 – SUBSEQUENT EVENTS

Until the end of March 2016, the Company repaid approximately $5.1 million bank loans and $0.4 million notes payable that became due. The Company also borrowed approximately $8.7 million bank loans as well as approximately $1.3 million notes payable from various banks in China. All the loans and notes payable are short term in nature and guaranteed by Special Plastics, its shareholders and third parties.

