Form 20-F
period 2016-12-31
FULING GLOBAL INC.
filed 2017-03-15
CIK 1637921

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 15,756,500 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

☐ Yes    ☒ No

Conventions Used in this Annual Report

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only, “we,” “us,” “our company,” “Company,” “our” and “Fuling” refer to:

●	Fuling Global Inc., a Cayman Islands company (“FGI” when individually referenced), which is the parent holding company;

●	Total Faith Holdings Limited, a British Virgin Islands company (“Total Faith” when individually referenced), which is a wholly owned subsidiary of FGI;

●	Taizhou Fuling Plastics Co., Ltd., a PRC company (“Taizhou Fuling”), which is a wholly owned subsidiary of Total Faith;

●	Domo Industry Inc., a New York company (“Domo”), of which Total Faith owns 49% of the equity but maintains effective control;

●	Direct Link USA LLC, a Delaware company (“Direct Link”), which is a wholly owned subsidiary of Taizhou Fuling;

●	Fuling Plastic USA, Inc., a Pennsylvania company (“Fuling USA”), which is a wholly owned subsidiary of Taizhou Fuling;

●	Zhejiang Great Plastics Technology Co., Ltd., a PRC company (“Great Plastics”), which is a wholly owned subsidiary of Taizhou Fuling; and

●	Taizhou Fuling established Wenling Changli Import and Export Co., Ltd., a PRC company (“Wenling Changli”), which is a wholly owned subsidiary of Taizhou Fuling.

This annual report contains translations of certain RMB amounts into U.S. dollar amounts at a specified rate solely for the convenience of the reader. The exchange rates in effect as of December 31, 2016 and 2015 were US $1.00 for RMB 6.94477 and RMB 6.4917, respectively. The average exchange rates for the years ended December 31, 2016 and 2015 were US $1.00 for RMB 6.64410 and RMB 6.2288, respectively. We use period-end exchange rates for assets and liabilities and average exchange rates for revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

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

A. Selected Financial Data

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of comprehensive income data for the two years ended December 31, 2016 and 2015 and the selected consolidated balance sheets data as of December 31, 2016 and 2015 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with US GAAP.

(All amounts in thousands of U.S. dollars, except Dividend per share in Renminbi and Shares outstanding)

Statement of operations data:

	For the year ended December 31,
	2016	2015
Revenues	$104,882	$91,294
Gross profit	$25,241	$23,648
Operating expenses	$16,724	$14,678
Income from operations	$8,518	$8,970
Provision for Income taxes	$2,030	$1,442
Net income	$7,943	$7,948
Income from operations per share	$0.54	$0.73
Net income per share (basic and diluted)	$0.50	$0.65
Dividend per share in USD	$0	$0
Dividend per share in Renminbi	¥0	¥0

Balance sheet data:

	As of December 31,
	2016	2015
Current assets	$47,830	$49,846
Total assets	$94,265	$75,729
Current liabilities	$42,281	$32,411
Total liabilities	$44,793	$32,411
Total shareholders’ equity (net assets)	$49,472	$43,319
Capital stock	$16	$16
Shares outstanding	15,756,500	15,732,795

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

	December 31, 2016		December 31, 2015
US $1: RMB exchange rate	Period End	6.94477	Period End	6.4917
	Average	6.64410	Average	6.2288

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

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated (www.oanda.com).

	Midpoint of Buy and Sell Prices for U.S. Dollar per RMB
Period	Period-End	Average	High	Low
2012	6.3090	6.3115	6.3862	6.2289
2013	6.1090	6.1938	6.3087	6.1084
2014	6.1484	6.1458	6.2080	6.0881
2015	6.4917	6.2288	6.4917	6.0933
2016	6.9448	6.6441	7.0672	6.4494
September	6.6702	6.6745	6.6878	6.6636
October	6.7740	6.7272	6.7821	6.6679
November	6.8872	6.8432	6.9243	6.7595
December	6.9448	6.9330	7.0672	6.8826
2017(through March 10, 2017)	6.9121	6.8877	6.9535	6.8466
January	6.8817	6.8987	6.9535	6.8466
February	6.8689	6.8723	6.8842	6.8541
March (through March 10, 2017)	6.9121	6.8968	6.9131	6.8781

As of March 10, 2017, the exchange rate is RMB 6.9121 to $1.00.

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

Our primary raw materials are (1) plastic resin (primarily polypropylene (“PP”), polystyrene (“PS”) which includes General Purpose Polystyrene (“GPPS”) and High Impact Polystyrene (“HIPS”), and polyethylene terephthalate (“PET”)), (2) plastic bags and membranes for packaging cutlery, (3) shipping cartons, (4) plastic colorants, (5) paper napkins, salt, pepper and wet wipes for inclusion in cutlery packages and (6) labeling materials. These raw materials are subject to price volatility and inflationary pressures. Our success is dependent, in part, on our continued ability to reduce our exposure to increases in those costs through a variety of programs, including sales price adjustments based on adjustments in such raw material costs, while maintaining and improving margins and market share. We also rely on third-party manufacturers as a source for our products. These manufacturers are also subject to price volatility and labor cost and other inflationary pressures, which may, in turn, result in an increase in the amount we pay for sourced products. Raw material and sourced product price increases may more than offset our productivity gains and price increases and may adversely impact the Company’s financial results.

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

Our success depends, in large part, on our ability to use and develop our technology and know-how without infringing third party intellectual property rights. If we sell our branded products internationally, and as litigation becomes more common in China, we face a higher risk of being the subject of claims for intellectual property infringement, invalidity or indemnification relating to other parties’ proprietary rights. Our current or potential competitors, many of which have substantial resources and have made substantial investments in competing technologies, may have or may obtain patents that will prevent, limit or interfere with our ability to make, use or sell our branded products in either China or other countries, including the United States and other countries in Asia. The validity and scope of claims relating to patents in our industry involve complex scientific, legal and factual questions and analysis and, as a result, may be highly uncertain. In addition, the defense of intellectual property suits, including patent infringement suits, and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel. Furthermore, an adverse determination in any such litigation or proceedings to which we may become a party could cause us to:

●	pay damage awards;

●	seek licenses from third parties;

●	pay ongoing royalties;

●	redesign our branded products; or

●	be restricted by injunctions,

each of which could effectively prevent us from pursuing some or all of our business and result in our customers or potential customers deferring or limiting their purchase or use of our products, which could have a material adverse effect on our financial condition and results of operations.

Outstanding bank loans may reduce our available funds.

We have approximately $17.8 million in outstanding bank loans as of December 31, 2016. The loans are held at multiple banks and entities and are secured by some of our land and property in China and the U.S. as the collateral for the debt. While we believe we have adequate capital to repay these bank loans at present, there can be no guarantee that we will be able to pay all amounts when due or to refinance the amounts on terms that are acceptable to us or at all. If we are unable to make our payments when due or to refinance such amounts, our property could be foreclosed and our business could be negatively affected.

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

We expect to be able to refinance its short-term loans based on past experience and our good credit history. We do not believe failure to refinance from certain banks will have significant negative impact on our normal business operations. In both 2016 and 2015, our operating cash flow was positive. In addition, our related parties including our major shareholders and affiliate companies are willing to provide us financial support. However, it is possible for us to have negative cash flow in the future, and for our related parties to be unable or unwilling to provide us financial support as needed. As a result, the failure to refinance our short-term loans could potentially affect our capital expenditure and expansion of business.

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

We may need to obtain additional debt or equity financing to fund future capital expenditures. While we do not anticipate seeking additional financing in the immediate future, any additional equity may result in dilution to the holders of our outstanding shares of capital stock. Additional debt financing may include conditions that would restrict our freedom to operate our business, such as conditions that:

●	limit our ability to pay dividends or require us to seek consent for the payment of dividends;

●	increase our vulnerability to general adverse economic and industry conditions;

●	require us to dedicate a portion of our cash flow from operations to payments on our debt, thereby reducing the availability of our cash flow to fund capital expenditures, working capital and other general corporate purposes; and

●	limit our flexibility in planning for, or reacting to, changes in our business and our industry.

We cannot guarantee that we will be able to obtain any additional financing on terms that are acceptable to us, or at all.

The loss of any of our key customers could reduce our revenues and our profitability.

Our key customers are principally multinational QSRs, third party distributors, and retail stores, mainly located in the U.S. For the year ended December 31, 2016, sales to our ten largest customers amounted in the aggregate to approximately 54.0% of our total revenue. For the year ended December 31, 2015, sales to our nine largest customers amounted in the aggregate to approximately 50.9% of our total revenue. There can be no assurance that we will maintain or improve the relationships with these customers, or that we will be able to continue to supply these customers at current levels or at all. Any failure to pay by these customers could have a material negative effect on our company’s business. In addition, having a relatively small number of customers may cause our quarterly results to be inconsistent, depending upon when these customers pay for outstanding invoices.

During the years ended December 31, 2016 and 2015, respectively, we had one and one customer that accounted for 10% or more of our revenues.

Customer Name	Year Ended December 31, 2016	Year Ended December 31, 2015
Lollicup USA Inc.	13.0%	12.9%

If we cannot maintain long-term relationships with these major customers, the loss of our sales to them could have an adverse effect on our business, financial condition and results of operations.

We buy our supplies from a relatively limited number of suppliers.

During the year ended December 31, 2016, our four largest suppliers accounted for approximately 60% of our total purchases. During the year ended December 31, 2015, our four largest suppliers accounted for approximately 50% of our total purchases. During the years ended December 31, 2016 and 2015, respectively, we had three and two suppliers that accounted for 10% or more of our purchases.

Supplier Name	Year Ended December 31, 2016	Year Ended December 31, 2015
Brilliance Resources Company Limited	22.0%	14.7%
Koco Group Ltd	13.2%	*
Grand Chemical Group	19.1%	17.3%

*	Less than 10% during the period.

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

Our growth strategy includes increasing market penetration of our existing products, developing new products and increasing the number and size of customers we serve. Pursuing these strategies has resulted in, and will continue to result in substantial demands on management resources. In particular, the management of our growth will require, among other things:

●	continued enhancement of our research and development capabilities;

●	stringent cost controls and sufficient liquidity;

●	strengthening of financial and management controls;

●	increased marketing, sales and support activities; and

●	hiring and training of new personnel.

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

We reflect the impact of currency translation adjustments in our financial statements under the heading “accumulated other comprehensive income (loss).” For years ended December 31, 2016 and 2015, we had a negative adjustment of $1,913,200 and a negative adjustment of $702,167, respectively, for foreign currency translations. Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currencies.

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

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the securities exchange on which we list, and other applicable securities rules and regulations. Despite recent reforms made possible by the JOBS Act, compliance with these rules and regulations nonetheless increases our legal and financial compliance costs, makes some activities more difficult, time-consuming or costly and increases demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual and current reports with respect to our business and operating results. In addition, as long as we are listed on The Nasdaq Capital Market, we are also required to file semi-annual financial statements.

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

The trading price for our Ordinary Shares has fluctuated since we first listed our Ordinary Shares. Since our Ordinary Shares became listed on the Nasdaq on November 4, 2015, the trading price of our Ordinary Shares has ranged from US $1.68 to US $5.27 per common share, and the last reported trading price on March 10, 2017 was $3.1 per Ordinary Share. The market price of our Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our revenue and other operating results;

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

●	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

●	lawsuits threatened or filed against us; and

●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

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

In November 2015, Total Faith increased Taizhou Fuling’s registered capital from $11.11 million to $21.63 million.

In September 2016, Taizhou Fuling established Wenling Changli Import and Export Co., Ltd. (“Wenling Changli”) in China. Wenling Changli’s main business is to export materials from China to our Allentown facility.

We are in the process of constructing our Wenling factory and expanding our Allentown factory. During construction of our new Wenling factory, our three factories in China reached or exceeded 100% capacity. To avoid delay on customer orders, we added some temporary capacity by renting factory space in Wenling since May 2016 until we can move into the new factory in the second quarter of 2017.

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

Our Products

While a majority of our products purchased by our customers use the above-mentioned PP, PS including General Purpose Polystyrene (“GPPS”) and High Impact Polystyrene (“HIPS”), and PET, we focused on developing more environmentally-friendly solutions in order to continue to compete as our target markets’ environmental laws become more stringent. We have already seen products like foamed polystyrene banned or heavily restricted in some of our target markets. We believe that by providing biodegradable disposable food service items, we may find a competitive advantage over companies that produce only traditional, less environmentally-friendly products.

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

Schedule

We signed the lease of the factory and acquired property for our Allentown facility in 2013 for $235,089.18. For the year ended December 31, 2016, we paid rental fees of approximately $46,000 per month, including tax and insurance. As of the time of this filing, we have paid approximately $1.7 million for factory renovations.In addition, we rented a warehouse of 17,000 square feet nearby for approximately $10,000 per month since June 2016.

The preparatory work for the project began in the second half of 2013, and in October 2013 we committed with the Pennsylvania Department of Commerce to invest and build the factory in Pennsylvania.

We completed preparations for the preliminary stage of the project in early 2014. From May 2014 to December 2014, we finished the construction and renovation of the factory.

From January 2015 to May 2015, we purchased and installed the initial six straw production lines at a cost of approximately $1 million. As of June 2016, we installed an additional six straw production lines at a total cost of about $610,000. All twelve production lines have been in full operation and running 24/7 with 4 shifts of operators throughout the remainder of 2016.

Instead of putting in another 12 straw production lines as we originally planned, we plan to diversify our product offering in Allentown and use the space to bring in other manufacturing processes. From March 2016 to February 2017, we successfully tested and installed six automated straw packaging machines – one machine for every two lines. As of the end of 2016, we installed a ten-silo raw material storage and automatic distribution system was installed that is able to hold 430 metric tons of resin. As of February 2017, we have installed a semi-automated conveyor system to transport finished products to a centralized packing and palletizing station to further reduce labor.

The next project will be installation of injection molding machine of deli-containers which we anticipate will start operation in August 2017. We plan to bring in thermoforming production for containers in 2018.

Production Capacity

The designated annual capacity is 2,400 tons of straw series products with the 12 straw production lines put into operations. We aim to reach 80% capacity (2,000 tons) in 2017. We might add six more straw lines in Allentown in the future if space allows or we would have to look for additional space elsewhere.

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

Facility

Our Allentown facility structure consists of 88,000 square feet on 7.7 acres of land:

The current build-out plan is as depicted below. The blue figures in the left lower corner represent our first 6 straw production lines that we installed in 2015. The green figures in the middle represent the second six straw production lines we installed in 2016. The red and green figures to the right represent injection molding and thermoforming equipment we plan to install.

Current Stage

We have installed (1) 12 straw production lines, (2) six automated straw packaging machines – one machine for every two lines; (3) a semi-automatic conveying system; and (4) a ten-silo raw material storage and automatic distribution system. Our total investment in manufacturing equipment has reached approximately $1.8 million.

Wenling Expansion

Decision to Build a New Factory in Wenling

We decided to invest in building a new factory in Wenling for the following reasons:

1) By building a new factory, we can meet the growing demand for our products. Currently the extent of utilization of our old factory in Songmen Town of Wenling has reached 100% as expected. A new factory will allow us to expand our production capacity.

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

Wenling Project Plan

The project construction period is budgeted from April 2016 to December 2020, divided into three phases.

We estimate the total amount of expenditures is approximately $51.8 million. We plan to finance the expansion with IPO proceeds, self-generated cash flow and profits from operations. We have spent approximately $27.80 million on purchase of land use right, construction of facilities and equipment purchase. We plan to install 180 injection molding production lines and 33 vacuum thermoforming production lines. The 180 injection molding production lines will produce cutlery, plates, cups and bowls. We anticipate that 16 of the 33 vacuum thermoforming production lines will produce cups, and 17 of the vacuum thermoforming production lines will produce plates, cup lids and various types of containers, such as vegetable containers, fruit containers and packaging containers. Currently we have installed 40 injection molding production lines and 14 vacuum thermoforming production lines. We anticipate that the production capacity will be increased by 60,000 tons after completion of the build-out project.

The following chart shows the specific plan:

	Phase I	Phase II	Phase III

Estimated period	April 2016 – March 2017	February 2018 – December 2019	January 2020 – December 2020

Estimated expenditures required

$27.80 million

1) Purchase of land use right: $10.24 million for 32.45 acres (197 mu);

2) Construction of

facilities: $12.95 million for 56,000 square meters of manufacturing facilities;

3) Equipment purchase:

$4.61 million.

		$13 million 1) Construction of facilities: $7 million; 2) Equipment purchase: $5 million; 3) R&D: $1 million.	$11 million 1) Construction of facilities: $3 million; 2) Equipment purchase: $7 million; 3) R&D: $1 million.

Financing resources	IPO proceeds and self-generated cash flow	Profit from operation in 2017 and 2018	Profit from operation in 2019

Anticipated increase in production capacity	20,000 tons	20,000 tons	20,000 tons

180 injection molding production lines	40 (capacity of 6,000 tons)	100 (capacity of 15,000 tons)	40 (capacity of 6,000 tons)

33 vacuum thermoforming production lines	14 (capacity of 14,000 tons)	5 (capacity of 5,000 tons)	14 (capacity of 14,000 tons)

Environmental Considerations

The production lines that we plan to install are capable of producing biodegradable products.

This new factory is located in the Eastern New District of Wenling. Below is a diagram of the planned location of our Wenling facility and the location of Longmen sea port which our facility will use. The star represents the proposed location of the factory, and the triangle represents the newly-built Longmen sea port.

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

Raw Materials

Our primary raw materials are (1) PP, PS which includes GPPS and HIPS, and PET, (2) plastic bags and membranes for packaging cutlery, (3) shipping cartons, (4) plastic colorants, (5) paper napkins, salt, pepper and wet wipes for inclusion in cutlery packages and (6) labeling materials. We purchase our raw materials from a variety of suppliers, including more than ten suppliers of our key raw material, granular plastic resin. As we have a variety of options to supply us with raw materials for our products and the technical demands of preparing such raw materials are relatively low, we do not anticipate any difficulties in obtaining raw materials to produce our products. We are not reliant on a single supplier for any of our raw materials, and we expect we would be easily able to replace any of our suppliers if we needed to do so.

Plastic resin constituted approximately 79.39% of our raw material purchases in 2016. Plastic costs have recently been volatile as a result of significant fluctuations in petroleum prices. The company considers only plastic resin cost fluctuations to be material, given resin price volatility and plastic’s percentage of the cost of our products. We have historically been able to pass price fluctuations on to our customers. We do this in two ways.

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

(All amounts in thousands of U.S. dollars)

Region	2016	2015
United States	$94,899	$85,145
Europe	3,194	2,588
Australia	472	635
Canada	982	1,082
Central and South America	926	222
Middle East and Africa	209	498
China	4,200	1,124
Total	$104,882	$91,294

Markets and Customers

Our approach to competition in the market depends largely on the type of customer we seek to serve, as various customer industries have different priorities for their purchasing decisions. Historically, we have sold our serviceware products to four categories of customers (below estimates include sales through distributors to ultimate customers):

Type of Customer	Products Sold	Geographic Region	Estimated Sales % In 2016	Estimated Sales% in 2015
Dealers	Serviceware, Straws, Cups, Plates	USA, Europe, Central and South America, Australia, Middle East, Canada	67%	60%
QSRs	Serviceware, Straws, Cups	USA	27%	31%
Retailers	Serviceware, Straws, Cups, Plates	USA, Australia	1%	5%
Manufacturers	Serviceware	USA	5%	4%
Total			100%	100%

Distribution Channels

When we began to produce serviceware, we sold our products through distributors that had existing relationships with the ultimate customers looking to purchase our products. Beginning in 2009, we began to sell directly to such purchasers. For the years ended December 31, 2016 and 2015, approximately 30% and 36% of our sales were made directly to end-users and retailers, respectively, and approximately 67% and 60% of our sales were made to distributors including dealers, respectively. Although we believe we benefit from having direct relationships with QSRs, retailers and other end users, we also believe that strong relationships with distributors can allow us to penetrate smaller markets where we do not have the marketing resources to deliver our products directly.

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

	Taizhou Fuling	Jiaxing Zhongli Plastic Co., Ltd.	Baohao Plastic & Hardware Production (Jiangmen) Co Ltd	Ningbo Homelink Plastic Product Manufacture Co., Ltd.
Ranking	2012: No. 1 2013: No. 2 2014: No. 3 2015: No. 3 2016: No. 2	2012: No. 3 2013: No. 5 2014: No. 5 2015: No. 6 2016: No. 8	2012: No. 5 2013: No. 3 2014: No. 2 2015: No. 2 2016: No. 6	2012: No. 2 2013: No. 1 2014: No. 1 2015: No. 1 2016: No. 1

Products	Disposable plastics serviceware including cutlery, cups, containers, straws, etc.	Disposable plastic serviceware including cutlery, cups, straws, etc.	Plastic and hardware household articles and gifts.	Disposable plastics serviceware including cutlery, cups, straws, etc.

Overseas sales, marketing and production	Four warehouses and distribution centers in U.S. and two warehouses in and distribution centers. The only one that has established overseas manufacturing factory.	Sales office and warehouse in U.S.	Not known.	Sales office and warehouse in U.S.

R&D and Patents	Academician Expert Workstation; over 30 patents.	Not known.	Not known.	56 patents.

Customers	Dealers, QSRs including four of top five, retailers, manufacturers.	Dealers, QSRs, retailers, manufacturers.	Dealers, restaurants, retailers, manufacturers.	Dealers, restaurants, retailers, manufacturers.

Product specification standard	Participate in initiating and drafting the national standard General Requirement Of Plastic Disposable Tableware.	No participation.	No participation.	No participation.

Nevertheless, we have been one of China’s largest exporters of disposable serviceware. The China Chamber of Commerce for Import and Export of Light Industrial Products and Arts and Crafts has recognized Taizhou Fuling as Number 2 out of 10,113 plastic kitchenware and serviceware companies for exports from China in 2016, Number 3 out of 9,162 in 2015, Number 3 out of 7,382 in 2014, Number 2 out of 4,610 such companies in 2013 and Number 1 out of 4,365 such companies in 2012. In addition, we were rated one of top 10 enterprises of plastic industry (daily plastic) in China light industries in 2013 by China National Light Industry Council and China Plastic Processing Industry Association, based on our (1) revenue, (2) profit, (3) profit tax rate, and (4) business growth rate.

We have invested heavily ($10,730,289 since 2012 to 2016) in research and development to increase our future competitive position, seeking to increase our use of environmentally-friendly materials, develop degradable and biodegradable materials, and reduce reliance on fossil raw materials. In addition, we have developed advanced robotics to produce our products more efficiently and at lower cost to be more competitive in the face of rising wages and higher quality demands.

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

In the last ten years, we have earned a variety of national, provincial and local honors, awards and certifications for our quality products and scientific research efforts:

2017

●	Outstanding Returned Project of Zhejiang Enterprise, 2016

2016

●	Top 10 Enterprises of Plastic Industry (Daily Plastic) in China Light Industries, 2016

●	China Credible Enterprise published by State Administration for Industry and Commerce of China)

●	Province Level Enterprise Research Institute – Zhejiang Fuling New Materials Research Institute

●	Taizhou Top 20 Growing Enterprise

2015

●	Deputy Chair of Zhejiang Plastics Industry Association

●	Wenling Top 10 Industrial Enterprise

●	Taizhou Export and Import Credit Enterprise (Grade A)

2014

●	Zhejiang Famous Export Brand

●	Zhejiang Famous Trademark

●	Wenling Star Enterprise

●	Taizhou Quality Enterprise Leader

2013

●	Top 10 Enterprises of Plastic Industry (Daily Plastic) in China Light Industries, 2013

●	Zhejiang Credit Grade AAA Award

●	Zhejiang Credit Management Model Enterprise

●	Zhejiang High-Tech Enterprise

●	Zhejiang High-Tech Enterprise R&D Center

●	Zhejiang Quality Management Innovation Project

2012

●	Zhejiang Academician Expert Workstation

●	Zhejiang Energy Measurement Model Entity

●	Taizhou High-Tech R&D Center

●	Wenling Government Quality Award

2011

●	Grade A Customs Enterprise

●	Zhejiang May First Labor Award, recognizing compliance with the law, contribution to society and positive workplace environment

●	Zhejiang Famous Brand Products

●	Zhejiang Credit Grade AA Award

●	Zhejiang Export Famous Brand

●	First Academician Expert Workstation in Wenling (founded with Technical Institute of Physics and Chemistry, Chinese Academy of Sciences, devoted to research and development of plastic products)

●	Taizhou Famous Brand

2010

●	Executive Vice Chair Entity, Committee of the Plastic Household Products of China Plastic Processing Industry Association

●	Zhejiang Hi-Tech Enterprise

●	Zhejiang Science and Technology Oriented Small and Medium Enterprise

●	Taizhou Hi-Tech Enterprise

●	Taizhou Famous Brand Product

●	Taizhou Export Famous Brand

2009

●	Taizhou Export Famous Brand

2008

●	Zhejiang Compliance Credit Export and Import Model Enterprise

●	Zhejiang Credit Grade AA Award

●	Taizhou Statistics Credit Entity

2007

●	Taizhou Top 10 Export Processing Trade Enterprise

●	Wenling Star Industrial Enterprise

2006

●	AAA Credit Enterprise

●	Taizhou Famous Trademark

●	Wenling Star Industrial Enterprise

2005

●	First recipient in Wenling of Zhejiang Green Enterprise Designation

2004

●	Zhejiang Credit Grade AA Award

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

According to the Catalogue, our products fall in the “permitted” category. Therefore, our proportion of the foreign investment may be up to 100%. As a result, FGI’s investment in our Chinese subsidiaries is in compliance with the Catalogue.

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

Attention shall be paid to the fact that non-resident enterprises may be considered resident enterprises for the purpose of EIT if their de facto management bodies are located within the PRC territory and therefore their global income is subject to a tax rate of 25%. The Notice of the State Administration of Taxation on Issues Relevant to Foreign-registered Chinese-invested Holding Enterprises Determined as Resident Enterprises in Accordance with Actual Management Organization Standard (“Circular 82”), promulgated by the State Administration of Taxation (“SAT”), provides that, a foreign Chinese-invested enterprise, if it concurrently satisfies the following conditions, for the purpose of the EIT, shall be determined to be a non-domestically-registered resident enterprise when: (1) The places where the top managers and the top management departments that are responsible for implementing the routine production, management and operation of the enterprise, perform their duties within the territory of China; (2) The financial decisions (such as borrowing, lending, financing, financial risk management, etc.) and the personnel decisions (such as appointment, dismissal, remuneration payment, etc.) of the enterprise shall be made or be approved by the organization or the persons within the territory of China; (3) The primary properties, accounting books, company seals, summaries and archives of the board meetings and shareholders meetings shall be placed or kept within the territory of China; and (4) One half or more of the enterprise’s directors or top managers having rights to vote shall frequently reside within the territory of China. Our PRC counsel, Jingtian &Gongcheng Attorneys at Law advises that because we (“FGI”) are incorporated in Cayman Islands, we do not meet the conditions outlined in Circular 82, however, our tax residency status is subject to the discretion of the PRC tax authorities whose determination is hard to predict, so we will continue to monitor our tax residency status.

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

C. Organizational Structure

Below is a chart representing our current corporate structure:

Fuling Global Inc.
(Cayman Islands)
100%
Total Faith Holdings Limited
(British Virgin Islands)
100%
49%
Taizhou Fuling Plastics Co., Ltd.
(China)
Domo Industry Inc.
(New York)
100%
100%
100%
100%
Direct Link USA LLC
(Delaware)
Fuling Plastic USA Inc.
(Pennsylvania)
Zhejiang Great Plastics Technology Co., Ltd.
(China)
Wenling Changli Import and Export Co., Ltd.
(China)

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

In the U.S., in October 2013, we committed with the Pennsylvania Department of Commerce to invest and build a factory in Allentown, Pennsylvania. On February 27, 2014, Fuling signed a lease of premises in Allentown, Pennsylvania for general office, manufacturing and warehousing purposes. The Allentown project contemplates construction of the factory, renovation of the rented premises in Allentown and the purchase and installation of 12 production lines of manufacturing equipment.

Following is a list of our properties, including the first four, which we lease:

Transferee/ Lessee/Owner	Property	Land/Building Use Term	Space (m2)	Ground Floor Area (m2)	Productive Capacity (ton)	Extent of Utilization	Products Produced

Fuling USA	Commercial/industrial space at 6690 Grant Way, Suite 1, Allentown, PA 18106	2014-03-01 until 2024-05-31	8,175.47		4,800	40%(1)	Straws

Fuling USA	Warehouse at 6370 Hedgewood Drive, Suite 120, Allentown, PA 18106	2016-06-01 until 2021-05-31	1,579			100%	N/A

Taizhou Fuling	Factory building at 8 Shengpan Road, Guanweitong Village, Wenqiao County	2017-01-01 until 2018-12-31	5,120.00		6,000	100%	Knives and forks

Taizhou Fuling	Factory building at Eastern New District, Wenling City	2016-05-03 until 2017-1-31 (orally agreed to extend to any day when Taizhou Fuling moves out)	7182.00		3,600	100%	Cups

Taizhou Fuling	Non-residential building in Ximen Village, Songmen Town	No expiration (rights acquired 2000-04-27)	177.58		(rent out)	N/A	N/A

Taizhou Fuling	Non-residential building in Ximen Village, Songmen Town	No expiration (rights acquired 2000-04-27)	668.89		(rent out)	N/A	N/A

Taizhou Fuling	Land in South of Binhai Road, Songmen Town	2007-03-27 until 2053-03-10		13,996.79	13,970	100%	Mainly knives, forks, plates and bowls

Taizhou Fuling	Land in South of Binhai Road, Songmen Town	2007-03-27 until 2055-01-14		14,076.80			Same as above

Taizhou Fuling	Non-residential building in South of Binhai Road, Songmen Town	2013-07-25 until 2053-03-10	491.05				Same as above

Taizhou Fuling	Non-residential building in South of Binhai Road, Songmen Town	2013-07-25 until 2053-03-10	1,471.22				Same as above

Taizhou Fuling	Non-residential building in South of Binhai Road, Songmen Town	2013-07-25 until 2053-03-10	2,559.28				Same as above

Taizhou Fuling	Non-residential building in South of Binhai Road, Songmen Town	2013-07-25 until 2053-03-10	1,847.10				Same as above

Taizhou Fuling	Non-residential building in South of Binhai Road, Songmen Town	2013-07-25 until 2053-03-10	3,694.20				Same as above

Taizhou Fuling	Non-residential building in South of Binhai Road, Songmen Town	2013-07-25 until 2055-01-14	7,717.56				Same as above

Taizhou Fuling	Land in Southeast Industrial Zone, Songmen Town	2015-01-29 until 2065-01-15		2,576.00	N/A	N/A	N/A

Taizhou Fuling	Land in East of Jintang South Road of Eastern New District, Wenling City	2016-04-14 until 2066-04-06		132,980.00	N/A	N/A	N/A

Great Plastics	E02-2905 lot at Binhai Xincheng, Sanmen County	2010-08-01 until 2060-08-01		30,349.00	20,000	100%	Mainly straws, plates, cups, knives and forks

Great Plastics	Factory building in Binhai Xincheng, Sanmen County	No expiration (rights acquired 2014-02-21)	15,679.28				Same as above

Great Plastics	Factory building in Binhai Xincheng, Sanmen County	No expiration (rights acquired 2014-02-21)	1,872.22				Same as above

Great Plastics	Factory building in Binhai Xincheng, Sanmen County	No expiration (rights acquired 2014-02-21)	11,813.30				Same as above

Great Plastics	Dormitory building in Binhai Xincheng, Sanmen County	No expiration (rights acquired 2014-02-21)	4,092.77		(non- production)	80%(2)	N/A

(1)	We began productive use in early June 2015.

(2)	The dormitory has 130 rooms, and is able to accommodate 350 employees. Currently 90 rooms are occupied by 212 employees.

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

In addition to our property rights, we also currently have agreements to warehouse our products for delivery to customers. We pay storage and handling fees based on the quantity of goods we are warehousing at most of such facilities. We expect to devote part of such facility to warehousing our products prior to delivering to our customers. We may, from time to time, enter into new agreements to meet our warehousing needs.

Plant

Currently, we have following five factories, four in China and one in U.S.:

1.	Wenqiao factory: 8 Shengpan Road, Guanweitong Village, Wenqiao County, Wenling City, Zhejiang Province, China

2.	Songmen factory: South of Binhai Road, Songmen Town, Wenling City, Zhejiang Province, China

3.	Sanmen factory: Binhai Xincheng, Sanmen County, Taizhou City, Zhejiang Province, China

4.	Wenling factory: East of Jintang South Road, Eastern New District, Wenling City, Zhejiang Province, China (We plan to move in to this new factory from a temporary rental plant nearby in the second quarter of 2017)

5.	Allentown factory: Allentown, PA, USA

We are in the process of constructing our Wenling factory and expanding our Allentown factory. Regarding details to our material plans to construct/expand our new Wenling factory and our Allentown factory, please see “Item 4. Information on the Company —B. Business Review - Wenling Expansion” and “Item 4. Information on the Company —B. Business Review - Allentown Expansion”.

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

From 2012 to 2016, we invested approximately $21 million on advanced equipment and technology to increase our productivity levels, increasing our annual per-production worker output from approximately $80,000 in 2012 to approximately $145,000 in 2016, an important 81% performance improvement.

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

Our plastic serviceware products are made from environmentally-friendly material. Our products include disposable cutlery, drinking straws, cups and plates and other plastic products. Our largest customer base is in the United States. Our production facilities include four factories in Zhejiang Province, China and one factory in Pennsylvania, U.S., and we have obtained ISO9001 quality management system, ISO14001 environmental management system, HACCP, FDA food facility registration and GMP certifications. These certifications are crucial for businesses like ours that serve some of the most sophisticated purchasers of foodservice disposables in the world.

Our primary raw materials in production of our products are PP, GPPS, HIPS and PET, which are extracted from crude oil. Thus, our cost of raw material is highly impacted by fluctuations in the price of oil. Cost of revenues mainly includes costs of raw materials, costs of direct labor, utilities, depreciation expenses and other overhead.

Our largest product category is disposable cutlery. It includes forks, knives, spoons, general, specialized and multipurpose utensils (for instance, the spork), both in single- and multi-utensil packages. It accounted for 52% and 61% of our revenue for the years ended December 31, 2016 and 2015, respectively, and we believe it will continue to be a key area for growth in the coming years. Our other product categories are (i) drinking straws, (ii) cups and plates and (iii) other plastics products, which accounted for 14%, 27% and 7% of the total sales respectively for the year ended December 31, 2016 and accounted for 12%, 23% and 4% of the total sales respectively in the year ended December 31, 2015.

Direct Link, one of our subsidiaries was incorporated in the United States in 2011 and is engaged in the distribution of our products in the U.S. In May 2014, Fuling Plastic USA, Inc. (“Fuling USA”) was incorporated in the Commonwealth of Pennsylvania as a wholly-owned subsidiary of Taizhou Fuling. Fuling USA has established the Company’s first production factory in the U.S. and principally engages in the production of plastic drinking straw items. We have not established any subsidiaries in Europe and we rely on the sales forces located in China to export our products to European countries. In September 2016, Wenling Changli Import and Export Co., Ltd (“Wenling Changli”) was established in Wenling, China as a wholly-owned subsidiary of Taizhou Fuling. Wenling Changli principally engages in the export of materials to our Allentown facility.

As of March 10, 2017, our products are sold in 22 countries. Our customers now include Subway, Wendy’s, Burger King, Taco Bell, KFC (China only), Wal-Mart, and McKesson. In 2016, we supplied five of the six largest fast food restaurant chains in the United States, based on U.S. system-wide sales amount as published by QSR Magazine. We estimate we supplied the following percentages of these customers’ products in the United States in 2016. These percentages are management’s best estimates, based on orders from such customers and understanding of other supplier relationships.

Customer	Cutlery	Straws	Courtesy Cups
A	100%	70%	*
B	45%	45%	*
C	24%	*	*
D	*	100%	*

* Less than 1%; please note that these customers are presented in random order and not in order of size in order to protect the confidentiality of the customers.

Sales to these four customers amounted in the aggregate to 23.5% and 28.1% of our total revenues in the years ended December 31, 2016 and 2015, respectively. None of these customers exceeded 10% of our total revenue in 2016 and 2015.

Revenue by Geographic Area *

(All amounts, other than percentages, in thousands of U.S. dollars)

	Year Ended December 31, 2016		Year Ended December 31, 2015
Region	Amount	%	Amount	%
United States	$94,899	90.48%	$85,145	93.26%
Europe	$3,194	3.05%	$2,588	2.83%
Australia	$472	0.45%	$635	0.70%
Canada	$982	0.94%	$1,082	1.19%
Central and South America	$926	0.88%	$222	0.24%
Middle East and Africa	$209	0.20%	$498	0.55%
China	$4,200	4.00%	$1,124	1.23%
Total	$104,882		$91,294

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

Our major customers operate in fast food industry in the U.S. The industry is expected to perform marginally better over the next five years as the U.S. economy improves and consumers continue to seek convenient meal options. While no severe revenue declines are expected, fast food restaurants will continue to operate in a slow-growth environment. Successful operators will need to adapt to changing consumer preferences as the traditional concept of fast food evolves to include a wider variety of options. As plenty of opportunities remain for new fast food concepts and products, the industry’s long era of growth is far from over. As a result of these trends, global fast food industry revenue is expected to grow at an annualized rate of 2.0% over a few years to 2020 to $248.7 billion. In addition, the demand for foodservice disposables in the U.S. is projected to increase 3.9% per year to $21.9 billion in 2019.

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

We sell a majority of our products in the United States (approximately 90.5 % based on the revenues for the year ended December 31, 2016, and approximately 93.3% based on the revenues for the year ended December 31, 2015). Historically, we have relied on lower wages and favorable exchange rates in China to make our products sold abroad competitive in price. As China's currency has fluctuated significantly against the U.S. dollar in the past year, our advantage in price competitiveness might be impacted. While having already begun to diversify risk by moving some of our manufacturing to the United States, we anticipate continuously producing the majority of our products in China. To the extent the Chinese RMB appreciates, our products could become more expensive and, as a result, less attractive to potential customers in other countries. Currently we do not have any foreign currency net investments which are hedged by currency borrowings and other hedging instruments.

Results of Operations

Years Ended December 31, 2016 and 2015

The following table summarizes the results of our operations during the fiscal years ended December 31, 2016 and 2015, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such years.

(All amounts, other than percentages, in thousands of U.S. dollars)

	2016		2015
Statement of Operations Data:	Amount	As % of Sales	Amount	As % of Sales	Amount Increase (Decrease)	Percentage Increase (Decrease)

Revenues	$104,882	100%	$91,294	100%	$13,588	15%
Cost of goods sold	79,640	76%	67,646	74%	11,994	18%
Gross profit	25,241	24%	23,648	26%	1,594	7%
Operating expenses
Selling expenses	6,857	7%	6,437	7%	420	7%
G&A expenses	7,511	7%	6,149	7%	1,362	22%
R&D expenses	2,356	2%	2,092	2%	264	13%
Total operating expenses	16,724	16%	14,678	16%	2,046	14%
Income from operations	8,518	8%	8,970	10%	(452)	-5%
Other income (expenses)
Interest expense, net	(773)	-1%	(1,063)	-1%	290	-27%
Subsidy income	1,863	2%	902	1%	961	107%
Other income, net	365	0%	582	1%	(217)	-37%
Total other income (expenses)	1,455	1%	421	1%	1,034	246%
Income before income taxes	9,973	10%	9,391	10%	582	6%
Provision for income taxes	(2,030)	-2%	(1,442)	-2%	(588)	41%
Net income	$7,943	8%	$7,948	8%	$(5)	0%

Revenues. Revenues increased by approximately $13.6 million, or 14.9%, to approximately $104.9 million in 2016 from approximately $91.3 million in 2015. The increase in revenues was primarily driven by a 29.6% increase of sales volume. However, with the significant decline of crude oil prices, average selling price decreased 11.4% compared to the year ended December 31, 2015. Overall, sales revenue increased despite the negative impact from pricing.

Revenue by Product Type

(All amounts, other than percentages, in thousands of U.S. dollars)

	2016		2015		Variance
	Amount	% of Sales	Amount	% of Sales	Amount Increase (Decrease)	Percentage Increase (Decrease)
Cutlery	$54,618	52%	$55,242	61%	$(623)	-1%
Straws	15,219	14%	11,092	12%	4,127	37%
Cups and plates	27,835	27%	20,938	23%	6,897	33%
Others	7,209	7%	4,022	4%	3,187	79%
Total	$104,882	100%	$91,294	100%	$13,588	15%

Cutlery

Revenue from cutlery decreased by $0.6 million, or 1%, from $55.2 million to $54.6 million in 2016. Sales volume of cutlery increased 16% or 3.9 million kilograms to 27.3 million kilograms but was offset by 15% decline in average selling price. Revenue from products made with nano-modified polypropylene material with our patented technology, increased by $2.3 million. This increase was driven by the increase of volume we sold, which increased by 2.3 million kilograms from 2015. The increase was partially offset by the decrease of selling price from $2.03 to $1.86 per kilogram.

Revenue of cutlery made from traditional polypropylene material and polystyrene materials decreased by $3.3 million or 11% from 2015. A 0.9 million kilograms increase in sales volume was more than offset by a 21% decline in average selling price from $2.95 to $2.34 per kilogram.

Revenue of cutlery made from cornstarch biodegradable material increased by $355,000 or 43.7% from 2015. The increase was attributed to the increased sales volume which was partially offset by declined average selling price.

Straws

Revenue for straws increased by $4.1 million, or 37% in 2016 compared with revenue in 2015. In 2016, the quantity sold increased by 1.4 million kilograms or 45% compared to that in 2015. However, as oil prices continued to drop in 2016, our average selling price decreased by 5.7%. Our price is very competitive in the U.S. market and our products have been receiving substantial interest from customers. We expect our sales volume will continue to increase in this category.

Our Allentown factory began operation in 2015 and has been 100% devoted solely to straw manufacturing. In 2016 and 2015, the Allentown factory manufactured 1,326,699 kilograms and 11,025 kilograms of straws respectively.

Cups and plates

Revenue for cups and plates increased by $6.9 million, or 33% in 2016 compared with revenue in 2015. Sales volume increased by 83% compared to 2015. The average selling price decreased from $4.74 to $3.44 per kilogram. We will continue to focus on growing this product category which has the highest growth potential in our industry.

Other products

Other products include products for family use, party and other entertainment purposes. Revenue from these types of products increased by $3.2 million, or 79% in 2016 compared with revenue in 2015. The revenue increase was mainly due to an increase of 42% in sales volume and a 26% increase in average selling price.

Revenue by Geographic Area *

(All amounts, other than percentages, in thousands of U.S. dollars)

	2016		2015		Year-over Year Increase
Region	Amount	%	Amount	%	Amount	Percentage
United States	$94,899	90.48%	$85,145	93.26%	$9,754	11.46%
Europe	3,193	3.05%	2,588	2.83%	606	23.42%
Australia	472	0.45%	635	0.70%	(163)	(25.67)%
Canada	982	0.94%	1,082	1.19%	(100)	(9.24)%
Central and South America	926	0.88%	222	0.24%	704	317.12%
Middle East and Africa	209	0.20%	498	0.55%	(289)	(58.03)%
China	4,200	4.00%	1,124	1.23%	3,076	273.67%
Total	$104,882		$91,294		$13,588

* The revenue here does not include our income from sources other than our serviceware products, which are mainly sales of raw materials and recyclable waste.

Our sales from the United States market grew significantly in 2016. It increased 11.5% from $85.1 million in 2015 to $94.9 million in 2016. Since the establishment of our Allentown manufacturing facility in 2015, demand from our existing U.S. customers have significantly increased and we have added new customers due to our presence in the U.S.

The Chinese market overtook the European market and became our second largest market in 2016. Sales from the Chinese market increased by $3.1 million, or 274% due to the significant increase of the fast food market in China. We are increasingly focusing on the Chinese market in 2016. The slight decrease for sales from other regions was primarily due to the shift of our focus to the US and China markets in 2016.

Cost of goods sold. Our cost of goods sold increased by approximately $12.0 million or 17.7% to approximately $79.6 million in 2016 from approximately $67.6 million in 2015, which is consistent with sales growth in 2016. As a percentage of revenues, the cost of goods sold increased by approximately 1.8% point to 75.9% in 2016 from 74.1% in 2015. The increase was due to higher labor cost, and rising raw material cost toward the end of 2016. During construction of our new Wenling factory, our three factories in China reached or exceeded 100% capacity. To avoid delay on customer orders, we added some temporary capacity by renting factory space in Wenling until we can move into the new factory in the second quarter of 2017. This added cost and had a slight negative impact on our gross margin in 2016.

The portion of our products produced by third-party manufacturers in the years ended December 31, 2016 and 2015 were both less than 1%. The associated impact on our gross margins is very limited considering the portion.

Gross profit. Our gross profit increased by approximately $1.6 million, or 6.7%, to approximately $25.2 million in 2016 from approximately $23.6 million in 2015. Gross profit margin was 24.1% in 2016, as compared with 25.9% in 2015. The decrease of 1.8% point was primarily attributable to higher labor cost, lower average selling price, and lower efficiency due to operating at a temporary production facility in Wenling. Toward the end of 2016, in the fourth quarter, oil prices began to rise and resin prices increased sharply. There is always a lagging effect of raising the product prices in response to raw material price increase. It takes usually more than a quarter and sometimes as long as two quarters to raise the product prices. As a result, fourth quarter margin was severely impacted.

Our cost and gross profit by product types are as follows:

(All amounts, other than percentages, in thousands of U.S. dollars)

	2016		2015		Variance
	Cost	Gross Profit %	Cost	Gross Profit %	Cost Increase (Decrease)	Gross Profit % Increase (Decrease)
Cutlery	$45,152	17.3%	$42,211	23.6%	$2,941	(6.3)%
Straws	11,569	24%	8,234	26%	3,335	(2)%
Cups and plates	17,365	38%	12,297	41%	5,068	(3)%
Others	5,129	29%	2,455	39%	2,674	(10)%
Taxes	425	N/A	2,449	N/A	(2,024)	N/A
Total	$79,640	24%	$67,646	26%	$11,994	(2)%

Cost of revenue for cutlery products increased by approximately $3 million to approximately $45.2 million in 2016 compared to $42.2 million in 2015. Gross profit margin was 17% and 24%, respectively in 2016 and 2015. Gross margin decreased due to a 15% decline in average selling price partially offset by 8% decline in unit cost. Price competition was more severe during the first three quarters in 2016 when oil prices were lower. Raw material prices rebounded in the fourth quarter but the product price increase was resisted by the wholesale distribution market until early 2017. Cutlery represented the largest portion of sales at 52.1%.

Cost of revenue for straws was approximately $11.6 million in 2016 compared to approximately $8.2 million in 2015. The gross profit margin was approximately 24% in 2016 compared to 26% in 2015. The gross margin variance is considered as normal fluctuation in our business operation.

Cost of revenue for cups and plates was around $17.4 million and $12.3 million in 2016 and 2015, respectively. Gross profit margin was 38% in 2016 compared to 41% in 2015. As we planned to grow our sales volume in cups and plates, we had to be more competitive in pricing to grab market shares. In addition, raw material prices increased in the fourth quarter when we had the highest sales growth compared to prior year. Not being able to implement price increases until 2017 slightly impacted our overall margin for the year 2016.

Taxes included in costs represent the VAT paid for purchased inventory, which cannot be deducted to offset our sales tax. The amount of tax in costs can vary year to year depending on the timing and amount of purchases made throughout the year.

Selling expenses. Selling expenses increased by approximately $421,000, or 6.5% to approximately $6.9 million in 2016 compared to approximately $6.4 million in 2015. As a percentage of sales, our selling expenses were 6.5% and 7.1% in 2016 and 2015, respectively. The increase in selling expenses is consistent with the increase of revenues.

General and administrative expenses. Our general and administrative expenses increased by approximately $1.4 million or 22.1%, to approximately $7.5 million in 2016 from approximately $6.1 million in 2015. As a percentage of revenues, general and administrative expenses were 7.2% and 6.7% in 2016 and 2015, respectively. The increase was primarily attributable to the following factors:

(a) an increase in payroll and welfare expense of $0.8 million due to business expansion in China;

(b) an increase in rent expense of $0.5 million due to renting a temporary plant in Wenling since May 2016;

(c) an increase in amortization and depreciation expense of $0.25 million attributable to increased fixed assets related to our facility in Allentown, U.S. established in 2015.

Research and development expenses. Our research and development expenses increased approximately $264,000, or 12.6% to approximately $2.4 million in 2016 compared with approximately $2.1 million in 2015. We expect to increase our R&D expenditures proportionate to our revenue increase, as we continue to conduct research and development activities, especially seeking to increase the use of environmentally-friendly materials, develop biodegradable materials and reduce reliance on fossil-based raw materials.

Interest income (expense). Our net interest expense decreased by approximately $0.3 million to approximately $0.8 million in 2016, from approximately $1.1 million in 2015.

The average interest rates for our average outstanding loans in 2016 and 2015 were 4.37% and 4.77%, respectively. At the time of an initial loan application, different commercial banks determine loan interest rates based on various factors, including general economic conditions in China, internal bank lending policies, the applicant’s credit standing and relative bargaining power. From 2015 to 2016, People’s Bank of China has gradually lowered its prevailing interest rate. For one year commercial loans, interest rates decreased from 4.3% in the beginning of 2015 to 4.3% as of December 31, 2016. As a result, the interest rate for our average outstanding loan in 2016 was lower than in 2015.

The bank loan balances as of December 31, 2016 and 2015 were $17.8 million and $15.3 million respectively. The average amounts of loan outstanding for 2016 and 2015 were $16.5 million and $23.4 million, respectively. We borrow from commercial banks based on our working capital conditions and forecast of business needs. The average amount of loan outstanding in 2016 was slightly higher than 2015 due to expansion of our business.

There is no interest expense associated with notes payable but we are subject to a bank charge. The bank charge is usually 0.05% of the notes payable issued. For the years ended December 31, 2016 and 2015, bank charges related to notes payable were immaterial.

Subsidy income. Our government subsidy income was approximately $1,9 million in 2016 compared to approximately $0.9 million in 2015. Our government subsidy income was all granted by local governments in recognizing our achievements in various areas. All subsidies we received in 2016 and 2015 were one-time grants and may not occur again in the future. We cannot predict the likelihood or amount of any future subsidies.

Other income (expense). Other expense was approximately $65,000 and $105,000 in 2016 and 2015, respectively. The significant decrease is attributed to the favorable USD exchange rate against RMB in 2016.

Foreign currency translation gain. The Company recorded $0.3 million and $0.5 million of foreign currency translation gain in 2016 and 2015, respectively.

Income before income taxes. Our income before income taxes was approximately $10.0 million in 2016, an increase of approximately $582,000 compared with approximately $9.4 million in 2015. The increase was primarily attributable to increased sales and gross margin, partially offset by the increased general and administrative expense as discussed above.

Provision for income taxes. Our provision for income taxes was approximately $2.0 million in 2016, an increase of approximately $588,000 or 41% from approximately $1.4 million in 2015. The increase was due to the fact that more taxable income was generated from our Chinese subsidiaries compared to 2015. In 2016, taxable income generated from China was $13.2 million compared to $11.8 million in 2015.

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

Construction in progress represents costs of construction incurred for the Company's new plant and equipment. The construction for the Company’s Allentown factory in the U.S. has been completed and put in use in July 2015. The Construction in progress as of December 31, 2016 represents cost of construction for its facility expansion in China. The Company started the construction of the Wenling factory in April 2016. The construction of the first phase is expected to be completed around the end of March 2017 with a total value around $13.0 million. As of December 31, 2016, the Company had approximately $2.79 million purchase commitments for construction and machinery purchase. These commitments represent the amount of agreements signed but not yet paid.

As of December 31, 2016, the Company has outstanding loans of approximately $17.8 million from various banks and entities. To secure this debt, the Company has pledged some of its properties and machinery, equipment, land use rights as well as other assets in China to several banks. Approximately $1.7 million worth of equipment was used as collateral for the loan from Pennsylvania Industrial Development Authority.

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

As of December 31, 2016, we had cash and cash equivalents of approximately $4.0 million and restricted cash of approximately $2.3 million. As of December 31, 2016, we also had certificates of deposits of $1.5 million which mature in December 2017. We did not have any other short-term investments. Our current assets were approximately $47.8 million, and our current liabilities were approximately $42.3 million, which resulted in a current ratio of 1.13:1. Total Fuling Global Inc.'s equity as of December 31, 2016 was approximately $49.3 million.

We have historically funded our working capital needs from operations, advance payments from customers, bank borrowings, and capital from shareholders. Presently, our principal sources of liquidity are generated from our operations, proceeds from our initial public offering and loans from commercial banks. In China, long-term loans are generally available; however, short-term loans are a more readily accessible source of financing. Long-term loans in China are usually approved by banks for capital expenditures only, such as fixed asset construction or property acquisitions. Our working capital requirements are influenced by the level of our operations, the numerical volume and dollar value of our sales contracts, the progress of execution on our customer contracts, and the timing of accounts receivable collections.

Based on our current operating plan, we believe that our existing resources, including cash generated from operations, proceeds from our initial public offering, bank loans, bank notes payable, and advances from suppliers will be sufficient to meet our working capital requirement for our current operations over the next twelve months. We expect to be able to refinance our short-term loans based on past experience and our good credit history. We do not believe failure to refinance our short term loans from certain banks will have a significant negative impact on our normal business operations. In both 2016 and 2015, our operating cash flow was positive. In addition, our related parties including our major shareholders and affiliate companies are willing to provide us financial support. However, we may have negative cash flow in the future, and our related parties may become unable or unwilling to provide us financial support as needed. If this happened, the failure to refinance our short-term loans could potentially affect our capital expenditure and expansion of business.

During the period from January 1, 2017 to March 3, 2017, we repaid approximately $3.9 million bank loans and $1.1 million in notes payable that were due in 2016. We also borrowed approximately $5.4 million under new bank loans as well as approximately $1.3 million in new notes payable from various banks in China. If we cannot refinance from commercial banks, our major shareholders and affiliate companies could provide us financial support as needed. Lack of sufficient financial support from local banks or our related parties could potentially affect our capital expenditure and expansion of business. We do not believe failure to refinance from certain banks will have significant negative impact on our normal business operations.

The following table sets forth summary of our cash flows for the periods indicated:

(All amounts in thousands of U.S. dollars)

	2016	2015
Net cash provided by operating activities	$5,205	$7,961
Net cash used in investing activities	(24,084)	(8,770)
Net cash provided by financing activities	7,697	15,058
Effect of exchange rate changes on cash	(383)	(75)
Net (decrease) increase in cash	(11,564)	14,174
Cash, beginning of year	15,574	1,400
Cash, end of year	$4,010	$15,574

Operating Activities

Net cash provided by operating activities was approximately $5.2 million in 2016, compared to cash provided by operating activities of approximately $8.0 million in 2015. The decrease in net cash provided by operating activities was primarily attributable to the following factors:

●	The increase in account receivable balance corresponded to the trend of increase in sales. Our sales increased by 14.9% or $13.6 million in 2016 compared with 2015. However, sales increase was especially strong in the fourth quarter; it increased 37.5% compared to the same period in 2015.

●	Inventory increased by approximately $3.2 million in 2016 compared with a decrease of approximately $1.1 million in 2015. The increase is associated with the increased sales demand. The Company prepared more inventory to prepare for increased sales.

●	The accounts payable increased by $6.0 million in 2016, compared with a decrease of $2.7 million in 2015. The increase is consistent with the increase of our inventory.

Investing Activities

Net cash used in investing activities was approximately $24.1 million in 2016, an increase of approximately $15.3 million from net cash used in investing activities of approximately $8.8 million in 2015. The increase in net cash used in investing activities in 2016 was primarily attributable to increased payments associated with the construction in progress in 2016 for $12.7 million, as well as increase of payment made in 2016 for land use rights for $8.3 million.

Financing Activities

Net cash provided from financing activities was approximately $7.7 million in 2016, compared to approximately $15.1 million in 2015. The decrease in net cash provided from financing activities in 2016 was primarily attributable to (a) proceeds of shareholder contribution for $18.6 million from IPO in 2015, compared to $0 million in 2016; (b) offset by net proceeds from short term borrowings of $3.7 million in 2016, compared to net repayment of short term borrowings of $3.4 million in 2015.

In 2016, we used capital expenditures primarily to develop a new factory in Wenling and continue to equip our Allentown facility. In 2017, we expect that our capital expenditures will increase in the future as our business continues to develop and expand. Our material cash requirements in 2017 may include (i) investments of approximately $7 million in the new production lines and manufacturing facilities in our new factory under plan in China; (ii) purchase of equipment for approximately $2 million for the Allentown factory. As the demand for our products is expected to grow in the coming years, we will need to add additional manufacturing capacity in Wenling, China and in Allentown factory.

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

Loan Facilities

Short-term Borrowings

As of December 31, 2016, the details of all our short-term bank loans are as follows:

(All amounts in U.S. dollars)

		As of	As of
		December 31, 2016	December 31, 2015
Agricultural Bank of China (“ABC”)	(1)	$1,079,949	$1,155,321
China Construction Bank (“CCB”)	(2)	-	1,232,343
China Merchants Bank (“CMB”)	(3)	2,759,227	1,000,293
PingAn Bank (“PAB”)	(4)	1,439,933	2,310,643
China Citic Bank (“CITIC”)	(5)	-	1,622,457
Industrial and Commercial Bank of China (“ICBC”)	(6)	3,239,848	4,079,145
Bank of China (“BOC”)	(7)	3,425,467	3,864,625
Zhejiang Mintai Commercial Bank (“MTB”)	(8)	5,759,730	-
Pennsylvania Industrial Development Authority – current portion of long-term borrowing (see “Long-term Borrowing” below)		86,808	-
Total		$17,790,962	$15,264,827

(1)

In February and July 2016, Great Plastics entered into a series of short-term bank loan agreements with ABC for $647,969 and $431,980, respectively. The terms of these loans are twelve months with variable interest rates based on the prevailing interest rates. The effective rates are from 5.0% to 5.06% per annum. The loans were guaranteed by the assets of a third party guaranty company and a shareholder of the Company.

In January and May 2015, Great Plastics entered into two short-term bank loan agreements with ABC for twelve and six months, respectively. The loans bear a variable interest rate based on the prevailing interest rate set by the People’s Bank of China at the time of borrowing, plus 30 basis points. The effective rates were 5.06% and 5.58% per annum, respectively. The loans were guaranteed by the assets of Great Plastics, a third party guaranty company and a shareholder of the Company. These loans had been repaid in full upon maturity.

(2)	In February and March 2016, Taizhou Fuling entered into two loan agreements with CCB for total of $1.25 million for five and four months respectively. The loans bear fixed interest rate of 4.57% and 2.88%, respectively. These loans had been repaid in full upon maturity.

In July 2015, Taizhou Fuling entered into a short term bank loan agreement with CCB for $1,232,343 for twelve months. The loan bears interest rate that equals to China's one year loan prime rate, plus 29.25 base points. The effective interest rate is 5.14% per annum. This loan had been repaid in full upon maturity.

These loans are guaranteed by the Company’s principal shareholders and Zhejiang Special Plastics Technology Co., Ltd. (“Special Plastics”), an affiliated company owned by a shareholder of the Company. In addition, the Company has pledged land use rights, properties and machinery equipment of Taizhou Fuling as collaterals for the loans outstanding as of December 31, 2016 and 2015.

(3)	During 2016, Taizhou Fuling entered into a series of seven short-term bank loan agreements with CMB for five to twelve months. The interest rates ranged from 1.10% to 6.09% per annum. $1,440,000 of them had been repaid subsequent after December 31, 2016.

In October and December 2015, Taizhou Fuling entered into two short-term bank borrowing agreements for approximately $1.0 million (RMB 6.5 million) with CMB for six months. The loan bears a variable interest rate based on published six-month London Interbank Offered Rate (“LIBOR”), plus 60 basis points. The effective rates were 1.13% and 1.42% per annum, respectively. The loans are guaranteed by Special Plastics and Taizhou Fuling’s general manager and Chair. These loans had been repaid upon maturity.

(4)	In March 2016, Great Plastics entered into three short-term bank borrowing agreements with PAB with a total amount of $2,159,899 for six months. These loans bear a variable interest rate based on the prevailing interest rate set by the People’s Bank of China at the time of borrowing, plus 30% of the prevailing interest rate. The effective rate is 5.98%. The loans are guaranteed by the assets of Great Plastics. These loans had been repaid upon maturity.

In September 2016, Great Plastics entered into two short-term bank borrowing agreements with PAB with a total amount of $1,439,932 for six months. These loans bear a variable interest rate based on the prevailing interest rate set by the People’s Bank of China at the time of borrowing, plus 30% of the prevailing interest rate. The effective rate is 5.08%. The loans are guaranteed by the assets of Great Plastics.

In March 2015, Great Plastics entered into three short-term bank borrowing agreements with PAB with a total amount of $2,310,643 for six months to one year. The effective rates were 6.4%, 7.06% and 6.8% per annum, respectively. The loans were also guaranteed by the assets of Great Plastics. These loans had been repaid upon maturity.

(5)	During the year of 2015, Taizhou Fuling and Great Plastics, entered into a series of short-term bank borrowing agreements with CITIC. The terms of the loans are four to twelve months. The interest rate was equal to three-month LIBOR. The loans were fully repaid on March 17, 2016.

In January 2016, Taizhou Fuling entered into loan agreement with CITIC for $1,151,946 for ten months, bearing a variable interest rate based on the prevailing interest rate set by the People’s Bank of China at the time of borrowing, plus 135.5 base points. The effective rates were 5.57% per annum, respectively. The loan is guaranteed by Taizhou Fuling’s general manager. This loan had been repaid upon maturity.

In April 2016, Great Plastics entered into a loan agreement with CITIC for $719,966 for six months, bearing a variable interest rate based on the prevailing interest rate set by the People’s Bank of China at the time of borrowing, minus 90 base points. The effective rates were 5.1% per annum, respectively. The loan is guaranteed by Special Plastics, Taizhou Fuling’s general manager and Chair. This loan had been repaid upon maturity.

(6)

In February 2016, Taizhou Fuling entered into a loan agreement with ICBC for $593,000 for five months, with fixed interest rate of 3.5%. This loan had been repaid upon maturity.

In April 2016, Taizhou Fuling entered into a loan agreement with ICBC for $647,970 for five months, bearing a variable interest rate based on the prevailing interest rate set by the People’s Bank of China at the time of borrowing, plus 161.6 base points. The effective rate was 5.92% per annum. This loan had been repaid upon maturity.

In July 2016, Taizhou Fuling entered into two loan agreements with ICBC for $575,973 and $575,973 respectively for twelve and five months, bearing a variable interest rate based on the prevailing interest rate set by the People’s Bank of China at the time of borrowing, plus 161.6 base points. The effective rate was 5.00% per annum. $575,973 of them had been repaid subsequently.

In August 2016, Taizhou Fuling entered into a loan agreement with ICBC for $647,970 for five months, bearing a variable interest rate based on the prevailing interest rate set by the People’s Bank of China at the time of borrowing, plus 113.75 base points. The effective rate was 5.44% per annum.

In October 2016, Taizhou Fuling entered into a loan agreement with ICBC for $791,963 for twelve months, bearing a variable interest rate based on the prevailing interest rate set by the People’s Bank of China at the time of borrowing, plus 70.25 base points. The effective rate was 5.00% per annum.

In December 2016, Taizhou Fuling entered into two loan agreements with ICBC for $719,966 and $503,976 respectively for twelve and twelve months, bearing a variable interest rate based on the prevailing interest rate set by the People’s Bank of China at the time of borrowing, plus 70.25 base points. The effective rate was 5.00% per annum.

During 2015, Taizhou Fuling entered into a series of short-term bank borrowing agreements with ICBC. The terms of the loans are five months to one year, with fixed interest rates ranging from 2.33% to 6.16% per annum. These loans are guaranteed by the shareholders of Special Plastics, its shareholders and third party individuals. In addition, the Company has pledged the land use right and properties as collateral.

(7)	During the year in 2016 and the year ended December 31, 2015, Taizhou Fuling and Great Plastics entered into a series of short-term bank borrowing agreements and other financing agreements with BOC. The terms of the loans are three to twelve months, with fixed interest rates based on LIBOR (for loans dominated in USD) or prime loan rates issued by People's Bank of China (for loans dominated in RMB), plus certain base points. The effective interest rates vary from 1.56% to 5.9% per annum. The loans to Taizhou Fuling are guaranteed by Great Plastics and Taizhou Fuling’s general manager. The loans to Great Plastics are guaranteed by Taizhou Fuling’s general manager and Chair of the Board.

(8)	In October and December in 2016, Taizhou Fuling entered into two loan agreements with MTB for $5,759,730 respectively for six and six months. The effective rates were 6.41% per annum, respectively. The loan is guaranteed by Taizhou Fuling’s general manager.

As of December 31, 2016 and 2015, land use rights in the amount of $9,084,213 and $1,499,417, property and buildings in the amount of $3,950,101 and $4,378,554 and equipment in the amount of $0 and $5,236,272, respectively, were pledged for the above loans.

Long-term Borrowing

On September 28, 2016, Fuling USA entered into a ten-year Machinery and Equipment Loan Agreement with the Pennsylvania Industrial Development Authority for $937,600, with fixed interest rate of 1.75%. This loan is collateralized by the machinery and equipment, worth approximately $1.72 million. As of December 31, 2016, the amount of long-term borrowing was $836,471, and $86,808 of which will be paid within a year.

Bank Notes Payable

The Company had the following bank notes payable as of December 31, 2016:

December 31, 2016
ICBC, due various dates from January 12, 2017 to June 29, 2017	$1,564,479
CMBC, due April 8, 2017 and April 24, 2017	345,584
ABC, due various dates from March 28, 2017 to April 28, 2017	283,315
CITIC, due various dates from February 5, 2017 to June 27, 2017	363,390
Total	$2,556,768

The Company had the following bank notes payable as of December 31, 2015:

December 31, 2015
ICBC, due various dates from January 17, 2016 to June 23, 2016	$2,409,055
CITIC, due various dates from January 28, 2016 to June 29, 2016	430,728
Total	$2,839,783

All loans and bank acceptance notes due as of the date of this filing have been repaid. In March 2017, the Company has repaid approximately $3.9 million in bank loans and $1.1 million in notes payable that were due in 2016 and has borrowed approximately $5.4 million in bank loans and $1.3 million in notes payable from various banks in China, which are short term in nature and guaranteed by Special Plastics, its shareholders and third parties.

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

Statutory Reserves

Under PRC regulations, all of our subsidiaries in the PRC may pay dividends only out of their accumulated profits, if any, determined in accordance with accounting principles generally of the PRC (“PRC GAAP”). In addition, these companies are required to set aside at least 10% of their after-tax net profits each year, if any, to fund the statutory reserves until the balance of the reserves reaches 50% of their registered capital. The statutory reserves are not distributable in the form of cash dividends to the Company and can be used to make up cumulative prior year losses.

Restrictions on net assets also include the conversion of local currency into foreign currencies, tax withholding obligations on dividend distributions, the need to obtain State Administration of Foreign Exchange approval for loans to a non-PRC consolidated entity. We did not have these restrictions on our net assets as of December 31, 2016 and December 31, 2015. We are also party to certain debt agreements that are secured with collateral on our real property, but such debt agreements do not restrict our net assets and instead only impose restrictions on the pledged property. To the extent we wish to transfer pledged property, we are able to do so subject to the obligation that we settle the loan obligation.

The following table provides the amount of our statutory reserves, the amount of restricted net assets, consolidated net assets, and the amount of restricted net assets as a percentage of consolidated net assets, as of December 31, 2016 and December 31, 2015.

	As of December 31,
	2016	2015
Statutory Reserves	$4,017,957	$2,868,844
Total Restricted Net Assets	$4,017,957	$2,868,844
Consolidated Net Assets	$49,334,539	$43,181,367
Restricted Net Assets as Percentage of Consolidated Net Assets	8.14%	6.64%

Total restricted net assets accounted for approximately 8.14% of our consolidated net assets as of December 31, 2016. As our subsidiaries usually set aside only 10% of after-tax net profits each year to fund the statutory reserves and are not required to fund the statutory reserves when they incur losses, we believe the potential impact of such restricted net assets on our liquidity is limited.

Capital Expenditures

We had capital expenditures of approximately $4.0 million and $5.5 million for the years ended December 31, 2016 and 2015, respectively for additions to and renovations of our workshops and office buildings; and purchases of equipment in connection with our business activities.

In 2017, our capital expenditures are expected to be approximately $9 million, and will be primarily related to (i) investments of approximately $7 million in the new production lines and manufacturing facilities in our new factory under plan in China, and (ii) purchase of equipment for approximately $2 million for the Allentown factory. We anticipate that our operating cash flow in 2017 will be as much as the $5 million generated in 2016 if not higher. We are also securing long term debt financing from banks in the U.S. and China in the amount of more than $3 million.

For more information regarding our material commitments for capital expenditure, please see “Item 4. Information on the Company.” We expect that our capital expenditures will increase in the future as our business continues to develop and expand. We have used cash generated from our subsidiaries’ operations and proceeds received from our initial public offering to fund our capital commitments in the past and anticipate using cash generated from our subsidiaries’ operations to fund capital expenditure commitments in the future.

Critical Accounting Policies and Estimates

We prepare our financial statements in conformity with accounting principles generally accepted by the United States of America (“U.S. GAAP”), which requires us to make judgments, estimates and assumptions that affect our reported amount of assets, liabilities, revenue, costs and expenses, and any related disclosures. Although there were no material changes made to the accounting estimates and assumptions in the past three years, we continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

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

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)” , to increase the transparency and comparability about leases among entities. The new guidance requires lessees to recognize a lease liability and a corresponding lease asset for virtually all lease contracts. It also requires additional disclosures about leasing arrangements. ASU 2016-02 is effective for interim and annual periods beginning after December 15, 2018, and requires a modified retrospective approach to adoption. Early adoption is permitted. The Company is currently evaluating the impact of this new standard on its consolidated financial statements and related disclosures.

In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, to address diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows”. The amendments provide guidance on the following eight specific cash flow issues: (1) Debt Prepayment or Debt Extinguishment Costs; (2) Settlement of Zero-Coupon Debt Instruments or Other Debt Instruments with Coupon Interest Rates That Are Insignificant in Relation to the Effective Interest Rate of the Borrowing; (3) Contingent Consideration Payments Made after a Business Combination; (4)Proceeds from the Settlement of Insurance Claims; (5) Proceeds from the Settlement of Corporate-Owned Life Insurance Policies, including Bank-Owned; (6) Life Insurance Policies; (7) Distributions Received from Equity Method Investees; (8) Beneficial Interests in Securitization Transactions; and Separately Identifiable Cash Flows and Application of the Predominance Principle. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The amendments should be applied using a retrospective transition method to each period presented. If it is impracticable to apply the amendments retrospectively for some of the issues, the amendments for those issues would be applied prospectively as of the earliest date practicable. The Company is currently evaluating the impact of this new standard on its consolidated financial statements and related disclosures.

In October 2016, the FASB issued ASU 2016-16, “Income Taxes (Topic 740): Intra-Entity Transfer of Assets Other than Inventory”, which requires the recognition of the income tax consequences of an intra-entity transfer of an asset, other than inventory, when the transfer occurs. ASU 2016-06 will be effective for the Company in its first quarter of 2019. The Company is currently evaluating the impact of adopting ASU 2016-16 on its consolidated financial statements.

In October 2016, the FASB issued ASU 2016-17, “Consolidation (Topic 810): Interests Held through Related Parties That Are under Common Control”. The amendments affect reporting entities that are required to evaluate whether they should consolidate a variable interest entity in certain situations involving entities under common control. Specifically, the amendments change the evaluation of whether a reporting entity is the primary beneficiary of a variable interest entity by changing how a reporting entity that is a single decision maker of a variable interest entity treats indirect interests in the entity held through related parties that are under common control with the reporting entity. The amendments are effective for public business entities for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact of this new standard on its consolidated financial statements and related disclosures.

In January 2017, the FASB issued ASU No. 2017-01, "Business Combinations (Topic 805): Clarifying the Definition of a Business". The amendments in this ASU clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. Basically these amendments provide a screen to determine when a set is not a business. If the screen is not met, the amendments in this ASU first, require that to be considered a business, a set must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output and second, remove the evaluation of whether a market participant could replace missing elements. These amendments take effect for public businesses for fiscal years beginning after December 15, 2017 and interim periods within those periods, and all other entities should apply these amendments for fiscal years beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019.

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

During years ended December 31, 2016 and 2015, we spent $2.36 million and $2.09 million, respectively, on R&D. The increase of the amount spent on R&D was due to more R&D projects in 2016. R&D expenditures in each year were for the following purposes:

	Year Ended December 31,
	2016	2015
	(in millions)	(in millions)
Purpose
Salaries	$0.60	$0.60
Materials	1.36	1.23
Other	0.40	0.26
Total	$2.36	$2.09

We expect to increase our R&D expenditures proportionate to our revenue increase in 2017.

The following chart shows some of our recent research projects.

Project	Source	Year

Disposable Paper-Like Cups	R&D cooperation with Chinese Academy of Sciences	2016

High Quality Printing Paper	R&D cooperation with Chinese Academy of Sciences	2016

Paper Cup	Self-Developed	2016

PET Cups with/without Printing	Self-Developed	2016

PET Salad Bowl	Self-Developed	2016

Injection Deli with Printing	Self-Developed	2016

Thermoforming Deli with Printing	Self-Developed	2016

PP School Tray	Self-Developed	2016

Double Barrel	Self-Developed	2015

Spoon Straw	Self-Developed	2015

PP Plate	Self-Developed	2015

PP Controlled Degradation Serviceware	Self-Developed	2014

Melt-Grafted Polypropylene Cutlery	Self-Developed	2014

Damping Gradient Distribution Function Package	Self-Developed	2014

New Anti-Fog Lid	Self-Developed	2014

Research of Serviceware Packaging Automation	Self-Developed	2013

Application of Orientation Control in Serviceware	Self-Developed	2013

New Antibacterial Compound Serviceware	Self-Developed	2013

Toughening PLA Biodegradable Serviceware	Self-Developed	2013

Mold for Folding Spork	Self-Developed	2012 – 2013

PS/HIPS/SBC Plastic Alloy	Self-Developed	2012 – 2013

High Temperature High Impact PET Transparent Lid	Self-Developed	2012 – 2013

Starch Modified PBS Technology	Self-Developed	2012 – 2013

PLA/PBS Composite Biodegradable Straws	Self-Developed	2012

Starch-Based Full-Dissolved Material	Self-Developed	2012

New Temperature Modified PLA Biodegradable Material	Self-Developed	2012

New Coating Serviceware	Self-Developed	2012

Modified Corn Starch-Based PBS Biodegradable Material	R&D cooperation with Chinese Academy of Sciences	2011

Cellulose Inorganic Filler Modified PBS Biodegradable Materials	R&D cooperation with Chinese Academy of Sciences	2011

Research of Biodegradable Food Packaging Material	Self-Developed	2011

New Serviceware Coating Technology	Self-Developed	2011

Research of Improving The Energy-Saving of Injection Molding Machine	Self-Developed	2011

Research of Temperature Resistance of New Modified PLA Biodegradable Material	Self-Developed	2011

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

Mark	Owner	Classification Number(1)	Registration Date	Expiration Date		Authority
	Taizhou Fuling Taizhou Fuling	8 – #4712944 21 – #4712943	2008.3.28 2008.12.28	2018.3.27 2018.12.27		China State Administration for Industry and Commerce

	Taizhou Fuling Taizhou Fuling	8 – #4712945 21 – #4712946	2008.3.28 2008.12.28	2018.3.27 2018.12.27		China State Administration for Industry and Commerce

	Taizhou Fuling	21 – #1032903 2)	2009.11.16	2019.11.16		Intellectual Office Property Register

	Taizhou Fuling Taizhou Fuling	8 – #11235808 21 – #11235777	2013.12.14 2013.12.14	2023.12.13 2023.12.13		China State Administration for Industry and Commerce

	Taizhou Fuling	21 – #8441442	2011.7.14	2021.7.13		China State Administration for Industry and Commerce

	Taizhou Fuling	21 – #11235865	2013.12.14	2023.12.13		China State Administration for Industry and Commerce

	Taizhou Fuling	8 – #11236889	2013.12.14	2023.12.13		China State Administration for Industry and Commerce

	Great Plastics Great Plastics	8 – #9966708 21 – #9966694	2012.11.21 2013.3.7	2022.11.20 2023.3.6		China State Administration for Industry and Commerce

	Great Plastics	8 – #9966716	2012.11.21	2022.11.20		China State Administration for Industry and Commerce

	Great Plastics Great Plastics	8-# 12489484 21-# 12489468	2014.9.28 2014.9.28	2024.9.27 2024.9.27		China State Administration for Industry and Commerce

	Fuling USA	8 – #4291028	2013.2.19	—	(3)	United States Patent and Trademark Office

(1)	Classification 8 products consist of serviceware (knife, fork and spoon); knife and fork set serviceware; steel knives; chopping knives; ice hammers; spoons; wine ladles; long handle spoons and tongs for sugar cubes. Classification 21 products consist of non-precious metal serviceware (except knives, forks and spoons); enamel and plastic ware for everyday use (including basins, bowls, plates, kettles and cups); ice cream sticks; lunch boxes; utensils for household uses; covers for dishes; paper or plastic cups; ice creams spoons; non-precious serviceware and picnic baskets (including plates and dishes).

(2)	Basing on #4712946 registration in China, we have registered the trademark at the International Bureau of the World Intellectual Property Organization (WIPO) under the Madrid Agreement and Protocol. Please see the details after this chart.

(3)	The registration is valid as long as Fuling USA timely files all post registration maintenance documents.

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

D. Trend Information

Industry Trends and Company Strategy

We have noted the existence of the following trends since the beginning of 2016, all of which are likely to affect our business to the extent they continue in the future. We are adopting strategies accordingly.

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

The plastic resins we primarily use are polypropylene (“PP”), polystyrene (“PS”) which includes General Purpose Polystyrene (“GPPS”), High Impact Polystyrene (“HIPS”), and Polyethylene Terephthalate (“PET”). We began to use PET in 2016 to produce and fulfill orders of PET cups and cup lids. The following chart shows their percentages of our total cost of raw materials for the years ended December 31, 2016 and 2015:

	Year Ended December 31,
Raw Material	2016	2015
PP	49.05%	48.3%
GPPS	21.01%	28.46%
HIPS	2.62%	2.20%
PET	6.71	-%
Total	79.39%	78.96%

The following chart shows the monthly prices of PP, GPPS, HIPS, PET and Brent oil (one kind of crude oil) from January 2015 to February 2017:

	PP ($/LB)	GPPS ($/LB)	HIPS ($/LB)	PET ($/LB)	Brent Oil ($/barrel)
2015
January	$0.730	0.910	1.010	-	47.870
February	0.740	0.870	0.970	-	58.140
March	0.725	0.870	0.970	-	55.930
April	0.685	0.920	1.020	-	61.020
May	0.675	0.950	1.050	-	65.630
June	0.685	0.900	1.000	-	63.800
July	0.670	0.960	1.060	-	56.690
August	0.655	0.930	1.030	-	48.100
September	0.645	0.840	0.940	-	51.050
October	0.675	0.840	0.940	-	51.220
November	0.658	0.836	1.054	-	48.370
December	0.637	0.824	0.917	-	36.280
2016
January	0.607	0.815	0.914	0.367	30.700
February	0.580	0.805	0.914	0.370	32.180
March	0.720	0.886	1.100	0.422	38.031
April	0.720	0.891	0.988	0.440	41.583
May	0.730	0.879	0.976	0.423	46.757
June	0.740	0.858	0.949	0.395	48.247
July	0.929	0.974	1.062	0.389	47.250
August	0.753	0.884	0.962	0.396	47.310
September	0.886	0.898	1.039	0.396	46.900
October	0.886	0.896	1.030	0.389	49.710
November	0.910	0.920	1.050	0.402	47.310
December	0.920	0.970	1.130	0.440	56.140
2017
January	0.900	0.970	1.160	0.449	53.200
February	$0.919	$1.063	$1.169	0.430	56.620
Increased	25.89%	16.81%	15.74%	17.17%	18.28%

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

We have consistently invested in R&D and new equipment and technology to increase our cost competitiveness. The following chart illustrates the effect:

	2014	2015	2016	Increase (decrease) from 2014 to 2016
Average Worker Annual Salary	$6,326	$6,998	$7,719	22.0%
R&D Expense	$2,484,566	$2,091,513	$2,355,539	-5.2%
Productivity Per Employee	$126,990	$138,960	$145,058	14.2%

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

In 2014, we commenced construction of a manufacturing facility in Allentown, Pennsylvania, which provides us a platform to manufacture drinking straws in the United States. The total investment for the project will be roughly $10.1 million. The factory in Allentown became operational in June 2015.

Business Development Trends

Our prices fluctuate based on changes in our material costs. We and our long-term customers closely follow changes in such prices and adjust our product prices accordingly. While the oil prices fluctuated in 2016, we have been able to maintain our profit margins on the year until the fourth quarter when oil prices rebounded and there is a lag of at least one quarter, sometimes two to implement product price increases.

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

F. Tabular Disclosure of Contractual Obligations

Below is a table setting forth all of our contractual obligations as of December 31, 2016, which consists of our short-term loan agreements, loans from third parties and due to related parties:

	Payment Due by Period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Short-Term Debt Obligations	$17,790,962	$17,790,962	$—	$—	$—
Long-Term Debt Obligations	836,471	—	178,582	184,582	473,652
Bank Acceptance Notes Payable	2,556,768	2,556,768	—	—	—
Capital Lease Obligations	3,606,390	1,931,076	1,675,314	—	—
Operating Lease Obligations	3,798,585	534,241	1,079,480	1,061,831	1,123,033
Letter of Credit	6,806,580	6,806,580
Purchase Obligations	2,787,586	2,787,586	—	—	—
Other Long-Term Liabilities Reflected on the Registrant’s Balance Sheet under GAAP	—	—	—	—	—
Loans from Third Parties	—	—	—	—	—
Total	$38,183,342	$32,407,213	$2,933,031	$1,246,413	$1,596,685

G. Safe Harbor

See “SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS.”

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table provides information regarding our senior management ,directors and a key U.S. executive as of March 15, 2017:

Name	Age	Position(s)
Xinfu Hu	56	Chief Executive Officer
Guilan Jiang	53	Chair of Board of Directors and Chief Operating Officer
Gilbert Lee	59	Chief Financial Officer
Sujuan Zhu	45	Director
Jian Cao	66	Director (Independent)
Hong (Simon) He	48	Director (Independent)
Donald T. Cunningham, Jr.	51	Director (Independent)
John C. Kunes	67	Executive Vice President of Fuling USA

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

Donald T. Cunningham, Jr. Mr. Cunningham has been an independent member of our board of directors since November 2016. Mr. Cunningham has been the president and CEO of the Lehigh Valley Economic Development Corporation since July 2012. Lehigh Valley is a two-county region in eastern Pennsylvania consisting of 62 distinct municipalities and three cities including Allentown where our U.S. factory is located. In his capacity, Mr. Cunningham leads the Lehigh Valley Economic Development Corporation as an organization charged with marketing the Lehigh Valley and its three central cities of Allentown, Bethlehem and Easton and helping businesses to grow and locate in the Lehigh Valley. From January 2006 to July 2012, Mr. Cunningham was the elected Executive of Lehigh County, when he restructured the county’s economic development operations to make economic growth and community regionalization. Mr. Cunningham earned his Bachelor of Arts degree in Journalism with a minor in Government in 1987 from Shippensburg University and a Master of Arts in Political Science from Villanova University in 1991. We have selected Mr. Cunningham to serve on our board of directors to benefit from his 22 years of experience working for or leading companies, institutions and governments in the region and Pennsylvania.

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

B. Compensation

Compensation of Directors and Executive Officers

In 2016, we paid an aggregate of approximately US$163,878 in cash as salaries and fees to our senior executives, officers and directors named in this annual report, and granted an aggregate of 23,705 Ordinary Shares to our directors and executive officers. We do not separately set aside any amounts for pensions, retirement or other benefits for our executive officers, other than pursuant to relevant statutory requirements.

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

Board of Directors and Board Committees

Our board of directors currently consists of five (5) directors. A majority of our board of directors (namely, Messrs. Cao, He and Cunningham) are independent, as such term is defined by the Nasdaq Capital Market.

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

Director	Audit Committee		Compensation Committee		Nominating Committee
Jian Cao	(1)		(1	)(2)	(1)
Hong (Simon) He	(1	)(2)(3)	(1)		(1)
Donald T. Cunningham, Jr.	(1)		(1)		(1	)(2)

(1)	Committee member
(2)	Committee chair
(3)	Audit committee financial expert

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

D. Employees

As of December 31, 2016, we employed a total of 1359 full-time and no part time employee in the following functions:

	Number of Employees
Department	December 31, 2016	December 31, 2015	December 31, 2014
Senior Management	23	22	13
Human Resource & Administration	54	40	45
Finance	19	15	13
Research & Development	180	99	88
Material Management	15	13	10
Quality Control	80	57	48
Production	970	865	732
Sales & Marketing	18	18	18
Total	1359	1,129	967

Production employees increased in 2015 and 2016 as our volume of orders required us to hire additional employees to meet demand, notwithstanding automation.

Of our total employees on December 31, 2016, 1289 were employed in China and 70 were employed in the United States (not including John Kunes, our U.S. - based Executive Vice President who is an independent contractor). We anticipate that, when our Allentown facility is at its planned maximum capacity of 12 straw production lines and other product manufacturing lines, we will have approximately 85 employees in the United States.

Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages.

We are required under PRC law to make contributions to employee benefit plans at specified percentages of our after-tax profit. In addition, we are required by PRC law to cover employees in China with various types of social insurance. In 2016, we contributed approximately $657,074 and $1,183,373 to the employee benefit plans and social insurance, respectively. In 2015, we contributed approximately $408,531 and $785,432 to the employee benefit plans and social insurance, respectively. The effect on our liquidity by the payments for these contributions is immaterial. We believe that we are in material compliance with the relevant PRC employment laws.

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

Gilbert Lee

We entered into an employment agreement with our Chief Financial Officer, Mr. Lee, effective August 17, 2015. Under the terms of Mr. Lee’s employment, he is entitled to the following:

●	Base compensation of $120,000 per year.

●	An incentive grant equal to one-half percent (0.5%) of the final outstanding shares after FGI’s initial public offering; twenty percent (20%) of such shares will be granted upon the conclusion of the initial public offering of FGI and each anniversary of the conclusion of the initial public offering of FGI, until all such shares have been issued, provided Mr. Lee remains employed with us at such time.

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

Share and Share Options

Incentive Securities Pool

We have established a pool for shares and share options for our employees. As of the date of this report, this pool contains shares and options to purchase 1,570,509 of our Ordinary Shares, equal to 10% of the number of Ordinary Shares outstanding at the conclusion of our initial public offering. Subject to approval by the Compensation Committee of our board of directors, we may grant options in any percentage determined for a particular grant. We may grant the award of options to existing employees, officers and consultants. We may also grant the award of restricted stock as a hiring incentive to employees, officers and directors and to non-employee directors on an ongoing basis.

Any options granted will vest at a rate of 20% per year for five years and have a per share exercise price equal to the fair market value of one of our common shares on the date of grant. We expect to grant shares and/or options under this pool to certain employees. We have not yet determined the recipients of any such grants.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information with respect to beneficial ownership of our Ordinary Shares as of March 15, 2017 by:

●	Each person who is known by us to beneficially own 5% or more of our outstanding Ordinary Shares;

●	Each of our directors and named executive officers; and

●	All directors and named executive officers as a group.

The number and percentage of Ordinary Shares beneficially owned before the offering are based on 15,756,500 Ordinary Shares outstanding as of March 15, 2017. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of March 15, 2017 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at Southeast Industrial Zone, Songmen Town, Wenling, Zhejiang Province, People’s Republic of China 317511.

	Ordinary Shares beneficially owned(1)
	Number	Percent
Directors and Senior Management:
Guilan Jiang(2)	5,541,668	35.2%
Xinfu Hu(2)	0	-
Gilbert Lee	31,410	*
Jian Cao	8,000	*
Hong (Simon) He	8,000	*
Donald T. Cunningham, Jr.	0	-
Sujuan Zhu(3)	2,216,667	14.1%
John C. Kunes	0	-
All directors and executive officers as a group (eight (8) persons)	7,805,745	49.5%
5% or greater Beneficial Owners:
Qian Hu(2)	1,202,504	7.6%
Xinzhong Wang	1,166,783	7.4%
Jinxue Jiang(3)	1,175,890	7.5%

* Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the Ordinary Shares.
(2)	Ms. Jiang and Mr. Xinfu Hu are married, and Mr. Qian Hu is their adult son. Ms. Jiang holds her shares through Silver Trillion Investments Limited, a British Virgin Islands company which she owns and controls and may be deemed to hold beneficial ownership of such shares. Mr. Qian Hu holds 94,171 shares by himself and 1,108,333 shares through Zheng Hui Investments Limited, a British Virgin Islands company which he owns and controls and may be deemed to hold beneficial ownership of such shares.

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

(3)	Ms. Zhu is the mother of Mr. Jinxue Jiang. Ms. Zhu holds her shares through Celestial Sun Holding Limited, a British Virgin Islands company and may be deemed to share beneficial ownership of such shares. Mr. Jiang holds 67,557 shares by himself and 1,108,333 shares through Tengyu International Limited, a British Virgin Islands company and may be deemed to hold beneficial ownership of such shares.

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

Rental Payments to Special Plastics

During the years ended December 31, 2016 and 2015, we paid Special Plastics $55,484 and $Nil, respectively, for rental of a factory building at 8 Shengpan Road, Guanweitong Village, Wenqiao County.

Repayment of Loans from Special Plastics

During 2012, Special Plastics had a balance due from Great Plastics of $401,168. This amount represented a non-interest bearing business loan due on demand for Great Plastics’ general business purposes, and has been repaid in full in June 2013.

In addition, during the normal course of business, our Company, from time to time, has temporarily borrowed money from its principal shareholders or affiliated companies controlled by its major shareholder to finance its working capital as needed. The amounts are usually unsecured, non-interest bearing and due on demand. As of December 31, 2016 and 2015, the balance due to related parties was $0 and $0, respectively, all of which represented personal loans from Ms. Guilan Jiang to our company and its subsidiaries for ordinary business purposes. During the years of December 31, 2016 and 2015, the largest amount outstanding regarding the loans that we have received from Ms. Jiang was $0 and $0, respectively. As of December 31, 2016, the amount outstanding regarding the loans that we have received from Ms. Jiang is $0.

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

	Market Price Per Share
	High	Low
Yearly:
2015 (from November 4, 2015)	$5.27	2.24
2016	$3.45	1.68
2017 (through March 10, 2017)	$3.70	2.30

Quarterly:
Fourth quarter 2015 (from November 4, 2015)	$5.27	2.24
First quarter 2016	$3.45	2.2601
Second quarter 2016	$2.82	1.68
Third quarter 2016	$3.3	1.8
Fourth quarter 2016	$2.7	1.7
First quarter 2017 (through March 10, 2017)	$3.70	2.30

Monthly:
October 2016	$2.36	1.7
November 2016	$2.45	1.7
December 2016	$2.7	2.1
January 2017	$3.05	2.3
February 2017	$3.7	2.85
March 2017 (through March 10, 2017)	$3.55	2.9

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

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

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

Our company pays a 17% value added tax and EIT rates of 15% for Taizhou Fuling (or $1,713,549 in 2016) because it has been certified as a high technology company and thus enjoys a preferable rate. Great Plastics pays EIT tax at the standard 25% rate (or $468,575 in 2016). If Taizhou Fuling’s favorable EIT rate were to be terminated or Taizhou Fuling were to fail to qualify to receive this rate, it would be subject to taxation at the standard EIT rate of 25% for enterprise income taxes, unless we were otherwise to qualify for a decreased tax rate.

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

United States Federal Income Taxation

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to mark-to-market;

●	U.S. expatriates;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting shares;

●	persons who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as consideration; or

●	persons holding our Ordinary Shares through partnerships or other pass-through entities.

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

Passive Foreign Investment Company

Based on our current and anticipated operations and the composition of our assets, we do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year. Our actual PFIC status for the current taxable year will not be determinable until the close of such taxable year and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year. Because PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

●	at least 75% of its gross income is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

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

If we are a PFIC for any taxable year during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

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

In 2016 and 2015, we had $16.5 million and $23.4 million weighted outstanding bank loans, with weighted average effective interest rate of 4.37% and 4.77% respectively.

As of December 31, 2016, if interest rates increased/decreased by 1%, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at the end of the year was outstanding for the entire year, profit attributable to equity owners of our company would have been RMB 1.10 million ($165,000) lower/higher, respectively, mainly as a result of higher/lower interest income from our cash and cash equivalents and loan receivables.

As of December 31, 2016, we had short-term certificates of deposit of $1.5 million.

Foreign Exchange Risk

Our functional currency is the RMB, and our financial statements are presented in U.S. dollar. The RMB depreciated by 1.4% in 2015 and 6.7% in 2016. The change in the value of RMB relative to the U.S. dollar may affect our financial results reported in the U.S., dollar terms without giving effect to any underlying change in our business or results of operation.

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

We received and used net proceeds of approximately $18.59 million from our initial public offering. We have disbursed $10.52 million of the IPO proceeds to increase the registered capital of Taizhou Fuling from $11.11 million to $21.63 million through Total Faith. We have used these proceeds from our initial public offering, as disclosed in our registration statements on Form F-1, for investment in our new factory in Wenling and our R&D for process automation. Regarding our new factory in Wenling, we have spent approximately $27.80 million on purchase of land use right, construction of facilities and equipment purchase.

We have invested approximately $8.07 million of the IPO proceeds in our business in the United States. Currently our Allentown factory has twelve straw production lines in operation. This provides the Allentown facility a capacity of 2,400 tons of straws per year. We have successfully tested and installed six automated straw packaging machines – one machine for every two lines. In addition, we have installed a semi-automated conveyor system to transport finished products to a centralized packing and palletizing station to further reduce labor. A ten-silo raw material storage and automatic distribution system was installed that is able to hold 430 metric tons of plastic resin. Total production equipment investment in Allentown has reached approximately $1.8 million. In addition, we have invested approximately $6.27 million in working capital.

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

As of December 31, 2016, the end of the fiscal year covered by this report, our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures. Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2016, our disclosure controls and procedures were effective.

(b)	Management’s annual report on internal control over financial reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Based on the assessment, management determined that, as of December 31, 2016, we maintain effective internal control over financial reporting.

During the year ended December 31, 2016, we hired an outside financial consultant to help us prepare financial statements and related disclosures in compliance with U.S. GAAP. In addition, we have hired additional accounting staff in U.S. as well as in China to help us prepare supporting accounting documentation and information. The newly appointed U.S. based Chief Financial Officer will oversee the entire accounting function and the newly formed audit committee will continue monitoring the progress of control remediation.

(c)	Attestation report of the registered public accounting firm.

Not applicable.

(d)	Changes in internal control over financial reporting.

There have been no changes in our internal controls over financial reporting occurred during the twelve months ended December 31, 2016, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

During fiscal 2016 and 2015, Friedman LLP’s fees for the annual audit of our financial statements and the quarterly reviews of the financial statements were $201,000 and $211,000, respectively.

Audit-Related Fees

The Company has not paid Friedman LLP for audit-related services in fiscal 2016 and 2015.

Tax Fees

The Company has not paid Friedman LLP for tax services in fiscal 2016 and 2015.

All Other Fees

The Company has not paid Friedman LLP for any other services in fiscal 2016 and 2015.

Audit Committee Pre-Approval Policies

Before Friedman LLP was engaged by the Company to render audit or non-audit services, the engagement was approved by the Company’s audit committee. All services rendered by Friedman LLP have been so approved.

Percentage of Hours

The percentage of hours expended on the principal accountants’ engagement to audit our consolidated financial statements for 2016 that were attributed to work performed by persons other than Friedman LLP’s full-time permanent employees was less than 50%.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended December 31, 2016.

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

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

See Item 18.

Item 18.	Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19.	Exhibits

Exhibit No.	Description of Exhibit	Included	Form	Filing Date

1.1.1	Form of Amended and Restated Articles of Association of the Registrant as currently in effect	By Reference	F-1	October 20, 2015

1.1.2	Form of Amended and Restated Memorandum of Association of the Registrant as currently in effect	By Reference	F-1	October 20, 2015

2.1	Registrant's Form of Ordinary Share Certificate	By Reference	F-1	October 2, 2015

4.1	Registrant’s Incentive Securities Plan	By Reference	F-1	October 2, 2015

8.1	List of Subsidiaries of the Registrant	Herewith

11.1	Code of Business Conduct and Ethics	By Reference	20-F	March 30, 2016

12.1	Certification of Chief Executive Officer Required by Rule 13a-14(a)	Herewith

12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a)	Herewith

13.1	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code	Herewith

13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code	Herewith

15.1	Press release dated March 15, 2017 titled “Fuling Global Inc. Reports Fourth Quarter and Fiscal Year 2016 Financial Results”	Herewith

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema Document.

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Fuling Global Inc.

By:	/s/ Xinfu Hu
Name: Xinfu Hu
Title: Chief Executive Officer

Date: March 15, 2017

FULING GLOBAL INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

FULING GLOBAL INC. AND SUBSIDIARIES

Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholders of Fuling Global Inc.

We have audited the accompanying consolidated balance sheets of Fuling Global Inc. and subsidiaries (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2016. The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016 and 2015, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

Friedman LLP

New York, NY

March 15, 2017

FULING GLOBAL INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2016	2015

ASSETS
Current Assets:
Cash and cash equivalents	$4,009,784	$15,573,554
Restricted cash	2,333,607	2,129,162
Certificates of deposit	1,539,082	3,186,892
Accounts receivable, net	20,915,134	14,725,030
Advances to supplier, net	639,947	312,328
Inventories, net	16,731,704	13,493,685
Prepaid expenses and other current assets	1,660,977	425,477
Total Current Assets	47,830,236	49,846,128

Property, plant and equipment, net	33,802,047	21,556,866
Intangible assets, net	9,447,486	1,778,264
Prepayments for construction and equipment purchase	2,192,236	2,003,400
Security deposit for sale leaseback	723,206	-
Other non-current assets	269,328	225,500
Deferred tax assets	-	319,252
Total Assets	$94,264,540	$75,729,410

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities:
Short term borrowings	$17,790,962	$15,264,827
Bank notes payable	2,556,768	2,839,783
Advances from customers	604,873	597,226
Accounts payable	16,333,445	10,972,851
Accrued and other liabilities	2,195,852	1,808,135
Other payable - sale leaseback	1,931,076	-
Taxes payable	164,571	743,147
Deferred gains	650,343	-
Due to Related party	53,082	-
Loan from third parties	-	184,851
Total Current Liabilities	42,280,972	32,410,820

Long term payable - sale leaseback	1,675,314	-
Long term borrowing	836,471	-
Total Liabilities	44,792,757	32,410,820

Commitments and contingencies

Shareholders’ Equity
Common stock: $0.001 par value, 70,000,000 shares authorized, 15,756,500 and 15,732,795 shares issued and outstanding as of December 31, 2016 and 2015, respectively	15,757	15,733
Additional paid in capital	29,845,442	29,722,127
Statutory reserve	4,017,957	2,868,844
Retained earnings	16,976,133	10,182,213
Accumulated other comprehensive income (loss)	(1,520,750)	392,450
Total Fuling Global Inc.’s equity	49,334,539	43,181,367

Noncontrolling interest	137,243	137,223
Total Shareholders’ Equity	49,471,782	43,318,590

Total Liabilities and Shareholders’ Equity	$94,264,540	$75,729,410

The accompanying notes are an integral part of these consolidated financial statements.

FULING GLOBAL INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years Ended December 31,
	2016	2015

Revenues	$104,881,880	$91,293,675
Cost of goods sold	79,640,421	67,646,107
Gross Profit	25,241,459	23,647,568

Operating Expenses
Selling expenses	6,857,382	6,436,821
General and administrative expenses	7,510,901	6,149,411
Research and development expenses	2,355,539	2,091,513
Total operating expenses	16,723,822	14,677,745

Income from Operations	8,517,637	8,969,823

Other Income (Expense):
Interest income	28,586	53,019
Interest expense	(801,728)	(1,115,633)
Subsidy income	1,863,365	901,852
Foreign currency transaction gain	300,130	476,576
Other expense, net	65,042	104,942
Total other income, net	1,455,395	420,756

Income Before Income Taxes	9,973,032	9,390,579

Provision for Income Taxes	2,029,979	1,442,406

Net Income	$7,943,053	$7,948,173

Less: net income (loss) attributable to noncontrolling interest	20	(93,368)

Net income attributable to Fuling Global Inc.	$7,943,033	$8,041,541

Other Comprehensive Income
Foreign currency translation loss	(1,913,200)	(702,167)
Comprehensive income attributable to Fuling Global Inc.	$6,029,833	$7,339,374

Earnings per share
Basic and diluted	$0.50	$0.65

Weighted average number of shares
Basic and diluted	15,735,588	12,335,072

The accompanying notes are an integral part of these consolidated financial statements.

FULING GLOBAL INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	Common Stock		Additional Paid in	Statutory	Retained	Accumulated Other Comprehensive	Noncontrolling	Total
	Shares	Amount	Capital	Reserve	Earnings	Income	Interest	Equity
Balance at December 31, 2014	11,666,667	$11,667	$11,108,133	$1,862,365	$3,147,151	$1,094,617	$230,591	$17,454,524

Issuance of ordinary shares upon Initial Public Offering (“IPO”), net of offering costs of $1,597,143	4,038,423	4,038	18,590,934	-	-	-	-	18,594,972
Stock based compensation	27,705	28	23,060	-	-	-	-	23,088
Net income	-	-	-	-	8,041,541	-	(93,368)	7,948,173
Appropriations to statutory reserve	-	-	-	1,006,479	(1,006,479)	-	-	-
Foreign currency translation loss	-	-	-	-	-	(702,167)	-	(702,167)

Balance at December 31, 2015	15,732,795	15,733	29,722,127	2,868,844	10,182,213	392,450	137,223	43,318,590

Stock based compensation	23,705	24	123,315	-	-	-	-	123,339
Net income	-	-	-	-	7,943,033	-	20	7,943,053
Appropriations to statutory reserve	-	-	-	1,149,113	(1,149,113)	-	-	-
Foreign currency translation loss	-	-	-	-	-	(1,913,200)	-	(1,913,200)

Balance at December 31, 2016	15,756,500	$15,757	$29,845,442	$4,017,957	$16,976,133	$(1,520,750)	$137,243	$49,471,782

The accompanying notes are an integral part of these consolidated financial statements.

FULING GLOBAL INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$7,943,053	$7,948,173
Adjustments to reconcile net income to net cash provided by operating activities:
Stock based compensation	123,339	23,088
Deferred tax benefit (loss)	319,252	(319,252)
Depreciation and amortization	3,177,954	2,681,293
Bad debt provisions	2,835	36,938
Inventory reserve	32,576	-
Gain on disposal of fixed assets	(12,687)	-
Changes in operating assets:
Accounts receivable	(6,870,015)	(2,224,191)
Advances to suppliers	(338,783)	364,925
Inventories	(3,688,956)	1,184,796
Other assets	(1,382,287)	95,350
Security deposit for sale leaseback	(755,934)	-
Changes in operating liabilities:
Accounts payable	6,019,466	(2,737,576)
Advance from customers	43,277	(66,731)
Deferred income	679,774	-
Taxes payable	(557,587)	425,412
Accrued and other liabilities	470,105	548,382
Net cash provided by operating activities	5,205,383	7,960,607

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(4,010,576)	(5,471,455)
Payments of construction in progress	(12,679,338)	-
Cash receipts from disposal property and equipment	19,296	-
Cash receipts (decrease) from certificates of deposit	1,505,061	(1,986,668)
Prepayments for construction and equipment purchase	(1,974,046)	(1,047,526)
Return of prepayments for construction and equipment purchase	1,354,585	-
Purchase of intangible assets	(8,298,564)	(264,577)
Net cash used in investing activities	(24,083,581)	(8,770,226)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term borrowings	30,660,941	42,684,057
Repayments of short-term borrowings	(26,983,488)	(46,039,616)
Proceeds from long-term borrowings	836,471	-
Proceeds from bank notes payable	6,150,573	5,318,470
Repayments of bank notes payable	(6,252,747)	(5,560,034)
Repayment of third party borrowing	(180,611)	-
Proceeds from loans from related parties	55,484	-
Repayments of loans from related parties	-	(37,764)
Proceeds from other payable - sales lease back	3,941,746	-
Repayments of other payable - sales lease back	(172,154)	-
Change of restricted cash	(358,888)	97,928
Proceeds from issuance of stocks	-	18,594,972
Net cash provided by financing activities	7,697,327	15,058,013

EFFECT OF EXCHANGE RATES CHANGES ON CASH AND CASH EQUIVALENTS	(382,899)	(74,554)

NET (DECREASE) INCREASE ON CASH AND CASH EQUIVALENTS	(11,563,770)	14,173,840

CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR	15,573,554	1,399,714

CASH AND CASH EQUIVALENTS, ENDING OF THE YEAR	$4,009,784	$15,573,554

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest paid	$762,868	$1,136,896
Income tax paid	$2,331,173	$1,257,004
Non-cash investing activities:
Transfer from construction in progress to fixed assets	$1,209,221	$3,913,677
Transfer from advance payments to fixed assets	$296,853	$726,445

The accompanying notes are an integral part of these consolidated financial statements.

FULING GLOBAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Fuling Global Inc. (“Fuling Global”) is a Cayman Islands corporation established on January 19, 2015.

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

Taizhou Fuling has four wholly-owned subsidiaries, Zhejiang Great Plastics Technology Co., Ltd. (“Great Plastics”), Direct Link USA LLC (“Direct Link”), Fuling Plastic USA, Inc. (“Fuling USA”) and Wenling Changli Import and Export Co., Ltd (“Wenling Changli”), which was newly established in September 2016 in China.

Great Plastics was incorporated in China in March 2010 and principally engaged in the production of straw items. Direct Link was incorporated in the State of New York in December 2011 and serves as an import trading company of Taizhou Fuling in the United States (“U.S.”). Fuling USA was incorporated in the Commonwealth of Pennsylvania in May 2014, as a wholly-owned subsidiary of Taizhou Fuling. In 2015 Fuling USA established the Company’s first production factory in the U.S., which principally engages in the production of plastic straw items. Prior to the incorporation of Fuling USA, Taizhou Fuling wholly owned another subsidiary incorporated in 2009 in the State of New York, named Fuling Plastics USA Inc. (“Old Fuling USA”). Old Fuling USA served as one of the trading entities of Taizhou Fuling in the U.S. until early 2014 and its business was discontinued and transferred over to the new Fuling USA when the Company decided to set up the new factory in Allentown, Pennsylvania. Old Fuling USA was dissolved on April 8, 2015.

FULING GLOBAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS (Continued)

Domo is a U.S. company established in the State of New York in October 2007. Total Faith owns 49% of its equity interest. However, Total Faith holds 2 out of 3 seats and has a majority of the voting rights on the board of directors. The Board of Directors of Domo is the controlling decision-making body with respect to Domo instead of the equity holders. The number of seats in the Board empowers Total Faith the ability to control Domo’s daily operations and financial affairs, appoint its senior executives and approve all matters requiring shareholders’ approval. In addition, Domo’s equity at risk is not sufficient to permit it to carry on its activities without additional subordinated financial support from Total Faith and Domo is highly relying on the financial support from the Company. Total Faith is obligated to absorb a majority of the risk of loss from Domo’s activities and to receive majority of Domo’s residual returns. Based on these facts, Total Faith has gained effective control over Domo and Domo is considered a Variable Interest Entity (“VIE”) under Accounting Standards Codification (“ASC”) 810-10-05-08A. Accordingly, Total Faith consolidates Domo’s operating results, assets and liabilities.

Fuling Global, Total Faith, Domo, Taizhou Fuling and Taizhou Fuling’s subsidiaries (herein collectively referred to as the “Company”) are engaged in the production and distribution of environmentally friendly plastic service ware in China, Europe and U.S. Products exported to the U.S. and Europe are primarily sold to major fast food restaurant chains and wholesalers.

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

The Company has concluded that Domo is a VIE, based on the facts that Total Faith has a majority of voting rights on the board of directors and is obligated to absorb a majority of the risk of loss from Domo’s economic performance. Based on our evaluation of the VIE, we are the primary beneficiary of its risks and rewards; therefore, we consolidate Domo for financial reporting purposes.

FULING GLOBAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Principles of Consolidation (Continued)

The following tables set forth the assets, liabilities, results of operations and changes in cash and cash equivalents of the VIE, which were included in the Company’s consolidated balance sheets, statements of comprehensive income and cash flows:

	December 31, 2016	December 31, 2015

Current assets	$3,658,364	$2,179,580
Non-current assets	-	-
Total assets	3,658,364	2,179,580

Third-party liabilities	(821,246)	(498,614)
Intercompany payables*	(2,565,506)	(1,412,380)
Total liabilities	(3,386,752)	(1,910,994)
Net assets	$271,612	$268,586

*Payables to Taizhou Fuling and Great Plastics are eliminated upon consolidation.

	For the years ended
	December 31, 2016	December 31, 2015

Revenue	$7,928,478	$7,691,012
Net income (loss)	$39	$(183,074)

	For the years ended
	December 31, 2016	December 31, 2015

Net cash (used in) provided by operating activities	$(1,006,413)	$1,013,823
Net cash provided by (used in) financing activities*	$1,153,126	$(997,707)
Net increase in cash and cash equivalents	$146,713	$16,116

* Intercompany financing activities are eliminated upon consolidation.

The Company has the power to direct activities of the VIE and can have assets transferred freely out of the VIE without restrictions. Therefore, the Company considers that there is no asset of the VIE that can only be used to settle obligations of the VIE. The creditors of the VIE’s third-party liabilities do not have recourse to the general credit of the primary beneficiary in normal course of business.

FULING GLOBAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Non-controlling interests

Non-controlling interests represents the individual shareholder’s proportionate share of 51% of equity interest in Domo.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the financial statements.

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

Restricted Cash

Restricted cash consists of cash equivalents used as collateral to secure short-term bank notes payable and bank borrowings. The Company is required to keep certain amounts on deposit that are subject to withdrawal restrictions. Upon the maturity of the bank acceptance notes and bank borrowings, the Company is required to deposit the remainder to the escrow account to settle the bank notes payable and bank borrowings. The notes payable and bank borrowings with security deposits are generally short term in nature due to their short maturity period of three months to one year; thus, restricted cash is classified as a current asset.

As of December 31, 2016 and 2015, the Company had restricted cash of $2,333,607 and $2,129,162, respectively, of which $1,461,632 and $1,153,444, respectively, was related to the bank acceptance notes payable (see Note 9), and $820,138 and $955,426, respectively, was related to the letters of credit (see Note 12). The remaining $51,837 and $20,292, respectively, were related to other miscellaneous deposits made in bank.

FULING GLOBAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Certificates of deposit

As of December 31, 2016 and 2015, certificates of deposit with original maturities of more than ninety days amounted to $1,539,082 and $3,186,892, respectively.

Accounts Receivable

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Company usually grants credit to customers with good credit standing with a maximum of 90 days and determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

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

FULING GLOBAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property, Plant and Equipment (Continued)

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

Impairment of Long-lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of December 31, 2016 and 2015.

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

FULING GLOBAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company does not believe that there was any uncertain tax position at December 31, 2016 and 2015.

To the extent applicable, the Company records interest and penalties as a general and administrative expense. The statute of limitations for the Company’s U.S. federal income tax returns and certain state income tax returns subject to examination by tax authorities for three years from the date of filing. As of December 31, 2016, the tax years ended December 31, 2011 through December 31, 2016 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

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

FULING GLOBAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

	December 31, 2016	December 31, 2015

Period-end spot rate	US $1=RMB 6.94477	US $1=RMB 6.4917

Average rate	US $1=RMB 6.64410	US $1=RMB 6.2288

Fair Value of Financial Instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 - Quoted prices in active markets for identical assets and liabilities.

●	Level 2 - Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

FULING GLOBAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Financial Instruments (Continued)

●	Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Company considers the recorded value of its financial assets and liabilities, which consist primarily of cash and cash equivalents, restricted cash, accounts receivable, advance to vendors, accounts payable, accrued expenses, advances from customers, notes payable to approximate the fair value of the respective assets and liabilities at December 31, 2016 and 2015 based upon the short-term nature of the assets and liabilities.

The Company believes that the carrying amount of the short-term borrowings approximates fair value at December 31, 2016 and 2015 based on the terms of the borrowings and current market rates as the rate is reflective of the current market rate.

Concentrations and Credit Risk

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies that require certain supporting documentation in order to affect the remittance.

As of December 31, 2016 and 2015, $6,362,578 and $17,801,169 of the Company’s cash and cash equivalents, certificates of deposit and restricted cash were on deposit at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure.

Substantially all of the Company’s sales are made to customers that are located primarily in the USA and Europe. The Company’s operating results could be adversely affected by the government policy on exporting business, foreign exchange rate fluctuation, and local market condition change. The Company has a concentration of its revenues and receivables with specific customers. For the year ended December 31, 2016, one customer accounted for 13% of total revenue. For the year ended December 31, 2015, one customer accounted for 13% of total revenue. As of December 31, 2016, one customer’ account receivable accounted for 19% of the total outstanding accounts receivable balance. As of December 31, 2015, two customers’ account receivable accounted for 30% and 10% of the total outstanding accounts receivable balance, respectively.

FULING GLOBAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentrations and Credit Risk (Continued)

For the year ended December 31, 2016, the Company purchased approximately 22%, 19% and 13% of its raw materials from three major suppliers, respectively. For the year ended December 31, 2015, the Company purchased approximately 17% and 15% of its raw materials from two major suppliers, respectively. As of December 31, 2016, advanced payments to one major supplier accounted for 41% of the total advance payments outstanding. As of December 31, 2015, advanced payments to two major suppliers accounted for 49% and 10% of the total advance payments outstanding, respectively.

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

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)”, to increase the transparency and comparability about leases among entities. The new guidance requires lessees to recognize a lease liability and a corresponding lease asset for virtually all lease contracts. It also requires additional disclosures about leasing arrangements. ASU 2016-02 is effective for interim and annual periods beginning after December 15, 2018, and requires a modified retrospective approach to adoption. Early adoption is permitted. The Company does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

FULING GLOBAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements (Continued)

In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, to address diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows”. The amendments provide guidance on the following eight specific cash flow issues: (1) Debt Prepayment or Debt Extinguishment Costs; (2) Settlement of Zero-Coupon Debt Instruments or Other Debt Instruments with Coupon Interest Rates That Are Insignificant in Relation to the Effective Interest Rate of the Borrowing; (3) Contingent Consideration Payments Made after a Business Combination; (4)Proceeds from the Settlement of Insurance Claims; (5) Proceeds from the Settlement of Corporate-Owned Life Insurance Policies, including Bank-Owned; (6) Life Insurance Policies; (7) Distributions Received from Equity Method Investees; (8) Beneficial Interests in Securitization Transactions; and Separately Identifiable Cash Flows and Application of the Predominance Principle. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The amendments should be applied using a retrospective transition method to each period presented. If it is impracticable to apply the amendments retrospectively for some of the issues, the amendments for those issues would be applied prospectively as of the earliest date practicable. The Company does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

In October 2016, the FASB issued ASU 2016-16, “Income Taxes (Topic 740): Intra-Entity Transfer of Assets Other than Inventory”, which requires the recognition of the income tax consequences of an intra-entity transfer of an asset, other than inventory, when the transfer occurs. ASU 2016-06 will be effective for the Company in its first quarter of 2019. The Company does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

In October 2016, the FASB issued ASU 2016-17, “Consolidation (Topic 810): Interests Held through Related Parties That Are under Common Control”. The amendments affect reporting entities that are required to evaluate whether they should consolidate a variable interest entity in certain situations involving entities under common control. Specifically, the amendments change the evaluation of whether a reporting entity is the primary beneficiary of a variable interest entity by changing how a reporting entity that is a single decision maker of a variable interest entity treats indirect interests in the entity held through related parties that are under common control with the reporting entity. The amendments are effective for public business entities for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Early adoption is permitted. The Company does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

FULING GLOBAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements (Continued)

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)”. ASU 2014-09 requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. Generally Accepted Accounting Principles when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. The guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. In August 2015, the FASB issued ASU No. 2015-14, “Deferral of the Effective Date”, which defers the effective date for ASU 2014-09 by one year. For public entities, the guidance in ASU 2014-09 will be effective for annual reporting periods beginning after December 15, 2017 (including interim reporting periods within those periods), which means it will be effective for the Company’s fiscal year beginning January 1, 2018. In March 2016, the FASB issued ASU No. 2016-08, “Principal versus Agent Considerations (Reporting Revenue versus Net)”, which clarifies the implementation guidance on principal versus agent considerations in the new revenue recognition standard. In April 2016, the FASB issued ASU No. 2016-10, “Identifying Performance Obligations and Licensing”, which reduces the complexity when applying the guidance for identifying performance obligations and improves the operability and understandability of the license implementation guidance. In May 2016, the FASB issued ASU No. 2016-12 “Narrow-Scope Improvements and Practical Expedients”, which amends the guidance on transition, collectability, noncash consideration and the presentation of sales and other similar taxes. In December 2016, the FASB further issued ASU 2016-20, “Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers”, which makes minor corrections or minor improvements to the Codification that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. The amendments are intended to address implementation issues that were raised by stakeholders and provide additional practical expedients to reduce the cost and complexity of applying the new revenue standard. These amendments have the same effective date as the new revenue standard. Preliminarily, we plan to adopt Topic 606 in the first quarter of our fiscal 2018 using the retrospective transition method, and are continuing to evaluate the impact our pending adoption of Topic 606 will have on our consolidated financial statements. The Company’s current revenue recognition policies are generally consistent with the new revenue recognition standards set forth in ASU 2014-09. Potential adjustments to input measures are not expected to be pervasive to the majority of the Company’s contracts. While no significant impact is expected upon adoption of the new guidance, the Company will not be able to make that determination until the time of adoption based upon outstanding contracts at that time.

FULING GLOBAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements (Continued)

In January 2017, the FASB issued ASU No. 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business”. The amendments in this ASU clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. Basically these amendments provide a screen to determine when a set is not a business. If the screen is not met, the amendments in this ASU first, require that to be considered a business, a set must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output and second, remove the evaluation of whether a market participant could replace missing elements. These amendments take effect for public businesses for fiscal years beginning after December 15, 2017 and interim periods within those periods, and all other entities should apply these amendments for fiscal years beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Company does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

NOTE 3 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	As of	As of
	December 31, 2016	December 31, 2015
Trade accounts receivable	$21,035,940	$14,825,914
Less: allowances for doubtful accounts	(120,806)	(100,884)
Accounts receivable, net	$20,915,134	$14,725,030

NOTE 4 – INVENTORY, NET

Inventories consisted of the following:

	As of	As of
	December 31, 2016	December 31, 2015
Raw materials	$3,428,542	$2,245,382
Work-in-progress	1,226,539	819,423
Finished goods	12,199,651	10,523,395
Inventory valuation allowance	(123,028)	(94,515)
Total inventory	$16,731,704	$13,493,685

FULING GLOBAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	As of	As of
	December 31, 2016	December 31, 2015
Property and Buildings	$7,040,637	$7,532,019
Leasehold improvement	1,787,688	1,722,562
Machinery and equipment (1)	23,425,270	19,467,526
Automobiles	919,146	913,888
Office and electric equipment	731,373	736,808
Subtotal	33,904,114	30,372,803
Construction in progress	11,084,794	96,112
Less: accumulated depreciation	(11,186,861)	(8,912,049)
Property and equipment, net	$33,802,047	$21,556,866

(1)	A total amount of $3,591,180 machinery was related to the sale leaseback transaction (see Note 11).

Depreciation expense was $3,016,935 and $2,641,932 for the years ended December 31, 2016 and 2015, respectively.

Construction in progress represents costs of construction incurred for the Company’s new plant and equipment. The construction for the Company’s new plant in the U.S. has been completed and put in use in July 2015. The Construction in progress as of December 31, 2016 represents cost of construction for its facility expansion in China. The Company started the construction in April 2016. The construction is expected to be completed in 2017 with a total value around $13.0 million.

NOTE 6 – INTANGIBLE ASSETS, NET

Intangible assets, net consisted of the following:

	As of	As of
	December 31, 2016	December 31, 2015
Land use rights	$9,834,218	$2,027,918
Trademark	6,652	7,117
Patents	5,418	5,065
Total	9,846,288	2,040,100
Less: accumulated amortization	(398,802)	(261,836)
Intangible assets, net	$9,447,486	$1,778,264

Amortization expense was $161,019 and $39,361 for the years ended December 31, 2016 and 2015, respectively.

FULING GLOBAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – INTANGIBLE ASSETS, NET (Continued)

Estimated future amortization expense for intangible assets is as follows:

Periods ending December 31,	Amortization expense

2017	$197,843
2018	197,735
2019	197,046
2020	197,046
2021	196,848
Thereafter	8,460,968
$9,447,486

During the year ended December 31, 2016, the Company paid RMB 55,131,750 (approximately $8.3 million) for a land use right in order to construct a new plant in Wenling Taizhou to increase its production capacity.

NOTE 7 – PREPAYMENTS FOR CONSTRUCTION AND EQUIPMENT PURCHASE

As of December 31, 2016, the Company made following prepayments for its new plant in Wenling Taizhou, China:

	As of	As of
	December 31, 2016	December 31, 2015
Prepayments for equipment purchase	$768,129	$2,003,400
Deposit for plant construction	1,321,990	-
Prepayments for land construction	102,117	-
	$2,192,236	$2,003,400

The Company started the construction in April 2016 and the construction is expected to be completed in the middle of 2017.

FULING GLOBAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – SHORT-TERM AND LONG-TERM BORROWINGS

Short-term Borrowings

Short-term borrowings represent amounts due to various banks and other companies normally maturing within one year. The principal of the borrowings are due at maturity. Accrued interest is due either monthly or quarterly.

Short-term borrowings consisted of the following:

		As of	As of
		December 31, 2016	December 31, 2015
Agricultural Bank of China (“ABC”)	(1)	$1,079,949	$1,155,321
China Construction Bank (“CCB”)	(2)	-	1,232,343
China Merchants Bank (“CMB”)	(3)	2,759,227	1,000,293
PingAn Bank (“PAB”)	(4)	1,439,933	2,310,643
China Citic Bank (“CITIC”)	(5)	-	1,622,457
Industrial and Commercial Bank of China (“ICBC”)	(6)	3,239,848	4,079,145
Bank of China (“BOC”)	(7)	3,425,467	3,864,625
Zhejiang Mintai Commercial Bank (“MTB”)	(8)	5,759,730	-
Pennsylvania Industrial Development Authority – current portion of long-term borrowing (see “long-term borrowing” below)		86,808	-
Total		$17,790,962	$15,264,827

(1)	In February and July 2016, Great Plastics entered into a series of short-term bank loan agreements with ABC for $647,969 and $431,980, respectively. The terms of these loans are twelve months with variable interest rates based on the prevailing interest rates. The effective rates are from 5.0% to 5.06% per annum. The loans were guaranteed by the assets of a third party guaranty company and a shareholder of the Company.

In January and May 2015, Great Plastics entered into two short-term bank loan agreements with ABC for twelve and six months, respectively. The loans bear a variable interest rate based on the prevailing interest rate set by the People’s Bank of China at the time of borrowing, plus 30 basis points. The effective rates were 5.06% and 5.58% per annum, respectively. The loans were guaranteed by the assets of Great Plastics, a third party guaranty company and a shareholder of the Company. These loans had been repaid in full upon maturity.

FULING GLOBAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – SHORT-TERM AND LONG-TERM BORROWINGS (Continued)

Short-term Borrowings (Continued)

(2)	In February and March 2016, Taizhou Fuling entered into two loan agreements with CCB for total of $1.25 million for five and four months respectively. The loans bear fixed interest rate of 4.57% and 2.88%, respectively. These loans had been repaid in full upon maturity.

In July 2015, Taizhou Fuling entered into a short term bank loan agreement with CCB for $1,232,343 for twelve months. The loan bears interest rate that equals to China’s one year loan prime rate, plus 29.25 base points. The effective interest rate is 5.14% per annum. This loan had been repaid in full upon maturity.

These loans are guaranteed by the Company’s principal shareholders and Zhejiang Special Plastics Technology Co., Ltd. (“Special Plastics”), an affiliated company owned by a shareholder of the Company. In addition, the Company has pledged land use rights, properties and machinery equipment of Taizhou Fuling as collaterals for the loans outstanding as of December 31, 2016 and 2015.

(3)	During 2016, Taizhou Fuling entered into a series of seven short-term bank loan agreements with CMB for five to twelve months. The interest rates ranged from 1.10% to 6.09% per annum. These loans had been repaid in full upon maturity.

In October and December 2015, Taizhou Fuling entered into two short-term bank borrowing agreements for approximately $1.0 million (RMB 6.5 million) with CMB for six months. The loan bears a variable interest rate based on published six-month London Interbank Offered Rate (“LIBOR”), plus 60 basis points. The effective rates were 1.13% and 1.42% per annum, respectively. The loans are guaranteed by Special Plastics and Taizhou Fuling’s general manager and Chair. These loans had been repaid upon maturity.

(4)	In March 2016, Great Plastics entered into three short-term bank borrowing agreements with PAB with a total amount of $2,159,899 for six months. These loans bear a variable interest rate based on the prevailing interest rate set by the People’s Bank of China at the time of borrowing, plus 30% of the prevailing interest rate. The effective rate is 5.98%. The loans are guaranteed by the assets of Great Plastics. These loans had been repaid upon maturity.

In September 2016, Great Plastics entered into two short-term bank borrowing agreements with PAB with a total amount of $1,439,932 for six months. These loans bear a variable interest rate based on the prevailing interest rate set by the People’s Bank of China at the time of borrowing, plus 30% of the prevailing interest rate. The effective rate is 5.08%. The loans are guaranteed by the assets of Great Plastics.

In March 2015, Great Plastics entered into three short-term bank borrowing agreements with PAB with a total amount of $2,310,643 for six months to one year. The effective rates were 6.4%, 7.06% and 6.8% per annum, respectively. The loans were also guaranteed by the assets of Great Plastics. These loans had been repaid upon maturity.

FULING GLOBAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – SHORT-TERM AND LONG-TERM BORROWINGS (Continued)

Short-term Borrowings (Continued)

(5)	During the year of 2015, Taizhou Fuling and Great Plastics, entered into a series of short-term bank borrowing agreements with CITIC. The terms of the loans are four to twelve months. The interest rate was equal to three-month LIBOR. The loans were fully repaid on March 17, 2016.

In January 2016, Taizhou Fuling entered into loan agreement with CITIC for $1,151,946 for ten months, bearing a variable interest rate based on the prevailing interest rate set by the People’s Bank of China at the time of borrowing, plus 135.5 base points. The effective rates were 5.57% per annum, respectively. The loan is guaranteed by Taizhou Fuling’s general manager. This loan had been repaid upon maturity.

In April 2016, Great Plastics entered into a loan agreement with CITIC for $719,966 for six months, bearing a variable interest rate based on the prevailing interest rate set by the People’s Bank of China at the time of borrowing, minus 90 base points. The effective rates were 5.1% per annum, respectively. The loan is guaranteed by Special Plastics, Taizhou Fuling’s general manager and Chair of the Board. This loan had been repaid upon maturity.

(6)

In February 2016, Taizhou Fuling entered into a loan agreement with ICBC for $593,000 for five months, with fixed interest rate of 3.5%. This loan had been repaid upon maturity.

In April 2016, Taizhou Fuling entered into a loan agreement with ICBC for $647,970 for five months, bearing a variable interest rate based on the prevailing interest rate set by the People’s Bank of China at the time of borrowing, plus 161.6 base points. The effective rate was 5.92% per annum. This loan had been repaid upon maturity.

In July 2016, Taizhou Fuling entered into two loan agreements with ICBC for $575,973 and $575,973 respectively for twelve and five months, bearing a variable interest rate based on the prevailing interest rate set by the People’s Bank of China at the time of borrowing, plus 161.6 base points. The effective rate was 5.00% per annum. $575,973 of them had been repaid subsequently.

In August 2016, Taizhou Fuling entered into a loan agreement with ICBC for $647,970 for five months, bearing a variable interest rate based on the prevailing interest rate set by the People’s Bank of China at the time of borrowing, plus 113.75 base points. The effective rate was 5.44% per annum.

In October 2016, Taizhou Fuling entered into a loan agreement with ICBC for $791,963 for twelve months, bearing a variable interest rate based on the prevailing interest rate set by the People’s Bank of China at the time of borrowing, plus 70.25 base points. The effective rate was 5.00% per annum.

In December 2016, Taizhou Fuling entered into two loan agreements with ICBC for $719,966 and $503,976 respectively for twelve and twelve months, bearing a variable interest rate based on the prevailing interest rate set by the People’s Bank of China at the time of borrowing, plus 70.25 base points. The effective rate was 5.00% per annum.

FULING GLOBAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – SHORT-TERM AND LONG-TERM BORROWINGS (Continued)

Short-term Borrowings (Continued)

During 2015, Taizhou Fuling entered into a series of short-term bank borrowing agreements with ICBC. The terms of the loans are five months to one year, with fixed interest rates ranging from 2.33% to 6.16% per annum. These loans are guaranteed by the shareholders of Special Plastics, its shareholders and third party individuals. In addition, the Company has pledged the land use right and properties as collateral.

(7)	During the year in 2016 and the year ended December 31, 2015, Taizhou Fuling and Great Plastics entered into a series of short-term bank borrowing agreements and other financing agreements with BOC. The terms of the loans are three to twelve months, with fixed interest rates based on LIBOR (for loans dominated in USD) or prime loan rates issued by People’s Bank of China (for loans dominated in RMB), plus certain base points. The effective interest rates vary from 1.56% to 5.9% per annum. The loans to Taizhou Fuling are guaranteed by Great Plastics and Taizhou Fuling’s general manager. The loans to Great Plastics are guaranteed by Taizhou Fuling’s general manager and Chair of the Board.

(8)	In October and December in 2016, Taizhou Fuling entered into two loan agreements with MTB for $5,759,730 respectively for six and six months. The effective rates were 6.41% per annum, respectively. The loan is guaranteed by Taizhou Fuling’s general manager.

As of December 31, 2016 and 2015, land use rights in the amount of $9,084,213 and $1,499,417, property and buildings in the amount of $3,950,101 and $4,378,554 and equipment in the amount of $0 and $5,236,272, respectively, were pledged for the above loans.

Long-term Borrowing

On September 28, 2016, Fuling USA entered into a ten-year Machinery and Equipment Loan Agreement with the Pennsylvania Industrial Development Authority for $937,600, with fixed interest rate of 1.75%. This loan is collateralized by the machinery and equipment, worth approximately $1.72 million. As of December 31, 2016, the amount of long-term borrowing was $923,279, and $86,808 of which will be paid within a year.

Future obligations for payments of this loan are as below:

Twelve months ended December 31,
2017	$86,808
2018	88,339
2019	89,898
2020	91,484
2021	93,098
Thereafter	473,652
Total	$923,279

FULING GLOBAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – BANK NOTES PAYABLE

Short-term bank notes payables are lines of credit extended by banks that can be endorsed and assigned to vendors as payments for purchases. The notes payable are generally payable within six months. These short-term notes payable are guaranteed by the bank for their full face value. In addition, the banks usually require the Company to deposit a certain amount of cash (usually range from 30% to 100% of the face value of the notes) at the bank as a guarantee deposit, which is classified on the balance sheet as restricted cash.

The Company had the following bank notes payable as of December 31, 2016:

December 31, 2016
ICBC, due various dates from January 12, 2017 to June 29, 2017	$1,564,479
CMBC, due April8, 2017 and April 24, 2017	345,584
ABC, due various dates from March 28, 2017 to April 28, 2017	283,315
CITIC, due various dates from February 5, 2017 to June 27, 2017	363,390
Total	$2,556,768

The Company had the following bank notes payable as of December 31, 2015:

December 31, 2015
ICBC, due various dates from January 17, 2016 to June 23, 2016	$2,409,055
CITIC, due various dates from January 28, 2016 to June 29, 2016	430,728
Total	$2,839,783

As of December 31, 2016 and 2015, $1,461,632 and $1,153,444 cash deposits were held by banks as a guaranty for the notes payable, respectively. In addition, as of December 31, 2016 and 2015, notes payable totaling $1,095,136 and $2,409,055 were secured by the personal properties of the Company’s principal shareholders and third party individuals, respectively.

NOTE 10 – INCOME TAXES

The Company is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which each entity is domiciled.

Fuling Global and Total Faith are both offshore holding companies and are not subject to tax on income or capital gains under the laws of the Cayman Islands and British Virgin Islands, respectively.

FULING GLOBAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – INCOME TAXES (Continued)

Taizhou Fuling and Great Plastics are incorporated in the PRC and are subject to PRC income tax, which is computed according to the relevant laws and regulations in the PRC. Under the Corporate Income Tax Law of the People’s Republic of China, corporate income tax rate applicable to all companies, including both domestic and foreign-invested companies, is 25%. Taizhou Fuling was recognized as a High-technology Company by Chinese government and subject to a favorable income tax rate of 15% from year 2012 to 2018. $231,733 and $163,121 income tax expenses were exempted for the years ended December 31, 2016 and 2015, respectively. Per share effect of the tax exemption was $0.01 and $0.01 for the years ended December 31, 2016 and 2015, respectively.

Domo, Fuling USA and Direct link are incorporated in the United States and subject to the U.S. federal and state income tax.

The following table summarizes income (loss) before income taxes and non-controlling interest allocation:

	For the year ended	For the year ended
	December 31, 2016	December 31, 2015
United States	$(2,387,341)	$(2,352,510)
Foreign	12,360,373	11,743,089
Total	$9,973,032	$9,390,579

Significant components of the income tax provision were as follows:

	For the year ended	For the year ended
Current tax provision	December 31, 2016	December 31, 2015
United States	$-	$-
Foreign	1,710,727	1,761,658
Total	$1,710,727	$1,761,658

	For the year ended	For the year ended
Deferred tax expense (benefit)	December 31, 2016	December 31, 2015
United States	$319,252	$(319,252)
Foreign	-	-
Total	$319,252	$(319,252)

FULING GLOBAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – INCOME TAXES (Continued)

The deferred tax expense (benefit) is the change of deferred tax assets and deferred tax liabilities resulting from the temporary difference between tax and U.S. GAAP. Our operations in the U.S. have incurred a cumulative net operating loss of approximately $3,554,000 and $1,486,000, respectively, as of December 31, 2016 and 2015. This carry-forward will expire if is not utilized by 2035. The Company periodically evaluates the likelihood of the realization of deferred tax assets, and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized.

For the year ended December 31, 2016, management believes that the realization of the benefit arising from the losses of certain U.S. subsidiaries appears to be uncertain and may not be realizable in the near future. Therefore, a 100% valuation allowance of $625,742 has been provided against the deferred tax assets of these subsidiaries at December 31, 2016. For the year ended December 31, 2015, a valuation allowance of $319,252 was recorded against our gross deferred tax asset balance at December 31, 2015.

The following table reconciles the statutory rates to the Company’s effective tax rate:

	December 31,	December 31,
	2016	2015
U.S. Statutory rates	34.0%	34.0%
Foreign income not recognized in the U.S.	(33.7)	(35.8)
Foreign income tax rate	25.0	25.0
Effect of favorable income tax rate in certain entity in PRC	(13.6)	(10.8)
R&D tax credit (1)	(1.7)	(1.6)
Change in valuation allowance	9.5	3.1
Non-taxable permanent difference (2)	0.9	1.5
Effective tax rate	20.4%	15.4%

(1)	According to PRC tax regulation, 150% of current year R&D expense approved by local tax authority could be deducted from taxable income.

(2)	It represents expenses incurred by the Company that were not deductible for PRC income tax and income (loss) generated in countries with no income tax obligations.

FULING GLOBAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – SALE LEASEBACK

In October 2016, the Company entered into a sale leaseback arrangement and sold certain machinery located in China to an unrelated third party for approximately $3,616,030 (RMB 25,112,500), and subsequently leased back the machinery for 24 months for a total amount of approximately $3,767,299 (RMB 26,163,022). The Company was required to make a security deposit of approximately $723,206 (RMB 5,022,500) for the leaseback. The leaseback has been accounted for as a capital lease. The title of the machinery will be transferred back to the Company upon the last payment from the Company. A one-time processing fee of $22,998 (RMB 159,716) was paid by the Company related to this lease. Since the carrying value of the machinery sold exceeds its fair value, the Company also recognized a deferred gain of $179,100 (RMB 1,243,810) on this transaction, which will be amortized over 24 months as an income. In addition, unrecognized financing charge of $176,133 (RMB 1,223,203) was recognized for the capital lease, which will be amortized over 24 months as an interest expense.

The minimum payments for the remaining lease term of 23 months from December 31, 2016 to November 3, 2018 are as follows.

Total lease payment	$3,767,313
Less: imputed interest and principal	(160,923)
Total sale leaseback obligation as of December 31, 2016	3,606,390
Less: current portion of sale leaseback obligation	(1,931,076)
Long term payable - sale leaseback as of December 31, 2016	$1,675,314

According to the sale leaseback agreement, future obligations for payments of sale leaseback are as below:

Twelve months ended December 31,
2017	$1,931,076
2018	1,675,314
Thereafter	-
Total	$3,606,390

Interest expense incurred for the years ended December 31, 2016 and 2015 amounted to $14,858 and $0, respectively.

FULING GLOBAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – COMMITMENTS AND CONTINGENCIES

Rent commitment

The Company’s subsidiary Fuling USA leases manufacturing facilities under operating leases. Operating lease expense amounted to $454,233 and $384,728 for the years ended December 31, 2016 and 2015, respectively.

Future minimum lease payments under non-cancelable operating leases are as follows:

Twelve months ended December 31,
2017	$534,241
2018	534,589
2019	544,891
2020	555,516
2021	506,315
Thereafter	1,123,033
Total	$3,798,585

Letters of Credit

As of December 31, 2016 and 2015, the Company had $6,806,580 and $5,664,249 outstanding in trade letters of credit, respectively.

Purchase Commitment

As of December 31, 2016, the Company had approximately $2.79 million purchase commitments for construction and machinery purchase. These commitments represent the amount of agreements signed but yet not paid.

NOTE 13 – RELATED PARTY TRANSACTIONS

The Company rents space from one of their related parties. For the years ended December 31, 2016 and 2015, the total rent expense was $55,484 and $0, respectively.

NOTE 14 – EQUITY

Statutory reserve

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the surplus reserve are made at the discretion of the Board of Directors. As of December 31, 2016 and 2015, the balance of statutory reserve was $4,017,957 and $2,868,844, respectively.

FULING GLOBAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – EQUITY (Continued)

Initial public offering (“IPO”)

On October 26, 2015, the SEC declared effective the Company’s registration statement on Form F-1 (“IPO Registration Statement”). Pursuant to this IPO Registration Statement, along with the accompanying prospectus, the Company registered an offering of 4,000,000 shares of ordinary shares and up to 600,000 additional ordinary shares if the over-subscription option was exercised in full.

On November 2, 2015, the Company issued 4,000,000 shares at a price of $5.00 per share. On November 4, 2015, the Company issued 38,423 shares pursuant to the over-subscription option granted to the underwriters according to the IPO Registration Statement. On November 4, 2015, the Company closed its initial public offering of 4,038,423 ordinary shares at a price of $5.00 per share for gross proceeds of $20,192,115 and net proceeds of $18,594,972.

Share issuance

On November 18, 2016, the Company granted 15,705 shares and 8,000 shares collectively to its Chief Financial Officer and two directors, respectively. On November 2, 2015, the Company granted 15,667 shares and 12,000 shares collectively to its Chief Financial Officer and three directors, respectively. On November 18, 2015, the Company granted 38 shares to its Chief Financial Officer. The Company recorded $123,339 and $23,088 as stock based compensation expenses for the years ended December 31, 2016 and 2015, respectively.

NOTE 15 – SEGMENT REPORTING

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different products. Based on management’s assessment, the Company has determined that it has only one operating segment as defined by ASC 280.

FULING GLOBAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – SEGMENT REPORTING (Continued)

The following table presents revenue by major products for the years ended December 31, 2016 and 2015, respectively.

	For the years ended
	December 31, 2016	December 31, 2015

Cutlery	$54,618,439	$55,242,100
Straws	15,219,005	11,091,566
Cups and plates	27,835,434	20,937,771
Others	7,209,002	4,022,238
Total	$104,881,880	$91,293,675

The following table presents revenue by geographic areas for the years ended December 31, 2016 and 2015, respectively.

	For the years ended
	December 31, 2016	December 31, 2015
Revenue from United States	$94,899,090	$85,144,942
Revenue from Europe	3,193,437	2,588,029
Revenue from Canada	982,106	1,081,760
Revenue from China	4,199,924	1,123,953
Revenue from other foreign countries	1,607,323	1,354,991
Total	$104,881,880	$91,293,675

Long-lived assets of $43,119,208 and $3,315,096 were located in China and the United States, respectively, as of December 31, 2016. Long-lived assets of $22,979,974 and $2,584,056 were located in China and the United States, respectively, as of December 31, 2015.

NOTE 16 – SUBSEQUENT EVENTS

In March 2017, the Company repaid approximately $3.9 million bank loans and $1.1 million notes payable that become due. The Company also borrowed approximately $5.4 million bank loans as well as approximately $1.3 million notes payable from various banks in China. All the loans and notes payable are short term in nature and guaranteed by its shareholders, related parties and third parties.