Form 20-F
period 2017-12-31
FULING GLOBAL INC.
filed 2018-03-30
CIK 1637921

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

    For the fiscal year ended December 31, 2017

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐   SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _____

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 15,780,205 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

☐ Yes    ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

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

i

Conventions Used in this Annual Report

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only, “we,” “us,” “our company,” “Company,” “our” and “Fuling” refer to:

●	Fuling Global Inc., a Cayman Islands company (“FGI” when individually referenced), which is the parent holding company;

●	Total Faith Holdings Limited, a British Virgin Islands company (“Total Faith” when individually referenced), which is a wholly owned subsidiary of FGI;

●	Taizhou Fuling Plastics Co., Ltd., a PRC company (“Taizhou Fuling”), which is a wholly owned subsidiary of Total Faith;

●	Domo Industry Inc., a New York company (“Domo”), of which Total Faith owns 49% of the equity but maintains effective control;

●	Direct Link USA LLC, a Delaware company (“Direct Link”), which is a wholly owned subsidiary of Taizhou Fuling;

●	Fuling Plastic USA, Inc., a Pennsylvania company (“Fuling USA”), which is a wholly owned subsidiary of Taizhou Fuling;

●	Zhejiang Great Plastics Technology Co., Ltd., a PRC company (“Great Plastics”), which is a wholly owned subsidiary of Taizhou Fuling; and

●	Wenling Changli Import and Export Co., Ltd., a PRC company (“Wenling Changli”), which is a wholly owned subsidiary of Taizhou Fuling.

This annual report contains translations of certain RMB amounts into U.S. dollar amounts at a specified rate solely for the convenience of the reader. The exchange rates in effect as of December 31, 2017, 2016 and 2015 were US $1.00 for RMB 6.94477, RMB 6.4917 and RMB 6.4917, respectively. The average exchange rates for the years ended December 31, 2017, 2016 and 2015 were US $1.00 for RMB 6.64410, RMB 6.2288 and RMB 6.2288, respectively. We use period-end exchange rates for assets and liabilities and average exchange rates for revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

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

ii

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable for annual reports on Form 20-F.

Item 2.	Offer Statistics and Expected Timetable

Not applicable for annual reports on Form 20-F.

Item 3.	Key Information

A. Selected Financial Data

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of comprehensive income data for the two years ended December 31, 2017, 2016 and 2015 and the selected consolidated balance sheets data as of December 31, 2017 and 2016 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated balance sheet data for the year ended December 31, 2015 have been derived from our audited consolidated balance sheet as of December 31, 2015, which is not included in this annual report. The selected consolidated statements of operations data for the years ended June 30, 2014 and 2013 and the selected consolidated balance sheet data as of ended December 31, 2014 and 2013 have been derived from our audited consolidated financial statements for the years ended December 31, 2014 and 2013, which are not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with US GAAP.

(All amounts in thousands of U.S. dollars, except Dividend per share in Renminbi and Shares outstanding)

Statement of operations data:

	For the year ended December 31,
	2017	2016	2015	2014	2013
Revenues	$127,250	$104,882	$91,294	$83,181	$69,536
Gross profit	$26,051	$25,241	$23,648	$22,077	$21,233
Operating expenses	$18,454	$16,724	$14,678	$12,429	$16,388
Income from operations	$7,597	$8,518	$8,970	$9,649	$4,845
Provision for Income taxes	$824	$2,030	$1,442	$1,369	$587
Net income	$6,291	$7,943	$7,948	$7,728	$3,451
Income from operations per share	0.48	$0.54	$0.73	$0.83	$0.42
Net income per share (basic and diluted)	$0.40	$0.50	$0.65	$0.64	$0.30
Dividend per share in USD	$0	$0	$0	$0.88	$0.00
Dividend per share in Renminbi	¥0	¥0	¥0	¥5.41	¥0

Balance sheet data:

	As of December 31,
	2017	2016	2015	2014	2013
Current assets	$57,013	$47,830	$49,846	$34,701	$30,440
Total assets	$116,730	$94,265	$75,729	$57,224	$50,603
Current liabilities	$55,562	$42,281	$32,411	$39,769	$37,967
Total liabilities	$58,736	$44,793	$32,411	$39,769	$37,967
Total shareholders’ equity (net assets)	$57,994	$49,472	$43,319	$17,454	$12,636
Capital stock	$16	$16	$16	$12	$12
Shares outstanding	15,780,205	15,756,500	15,732,795	11,666,667	11,666,667

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

	December 31, 2017		December 31, 2016		December 31, 2015
US $1: RMB exchange rate	Period End	6.5074	Period End	6.94477	Period End	6.4917
	Average	6.7578	Average	6.64410	Average	6.2288

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

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated (www.oanda.com).

	Midpoint of Buy and Sell Prices for U.S. Dollar per RMB
Period	Period-End	Average	High	Low
2013	6.1090	6.1938	6.3087	6.1084
2014	6.1484	6.1458	6.2080	6.0881
2015	6.4917	6.2288	6.4917	6.0933
2016	6.9448	6.6441	7.0672	6.4494
2017	6.5074	6.7578	6.9535	6.4686
September	6.6545	6.5657	6.6623	6.4680
October	6.6332	6.6275	6.6550	6.5792
November	6.6113	6.6222	6.6414	6.5745
December	6.5074	6.5905	6.6206	6.5074
2018 (through March 26, 2018)
January	6.2976	6.4284	6.5186	6.2976
February	6.3278	6.3207	6.3524	6.2660
March (through March 26, 2018)	6.2875	6.3293	6.3497	6.2875

As of March 26, 2018, the exchange rate is RMB 6.2875 to $1.00.

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

Although some of our larger competitors have integrated logistics and delivery service companies, we rely on third parties to ship our products from China to our customers. Even after completing installation of the production lines in our Allentown facility, we continue to rely on third parties for transportation within the United States. One of the bases on which we compete (particularly with regard to our QSR customers) is service. To the extent we are unable to meet their demand for products or do not deliver products on time, we stand a substantial risk of losing key accounts. Because we rely on third parties for logistics services, we may be unable to avoid supply chain failures, even if we are able to meet our manufacturing obligations to customers.

If we fail to protect our intellectual property rights, it could harm our business and competitive position.

We rely on a combination of patent, trademark, domain name and trade secret laws and non-disclosure agreements and other methods to protect our intellectual property rights. We own patents in China and U.S. covering our designs and production technology.

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

As of the date of the filing, we have registered two design patents at the United States Patent and Trademark Office. This registration is only valid in the U.S. For more details, please see the disclosure of our patents.

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

We have approximately $31.5 million in outstanding bank loans as of December 31, 2017. The loans are held at multiple banks and entities and are secured by some of our land and property in China and the U.S. as the collateral for the debt. While we believe we have adequate capital to repay these bank loans at present, there can be no guarantee that we will be able to pay all amounts when due or to refinance the amounts on terms that are acceptable to us or at all. If we are unable to make our payments when due or to refinance such amounts, our property could be foreclosed and our business could be negatively affected.

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

We expect to be able to refinance its short-term loans based on past experience and our good credit history. We do not believe failure to refinance from certain banks will have significant negative impact on our normal business operations. Our related parties including our major shareholders and affiliate companies are willing to provide us financial support. Although our operating cash flow was positive in 2017, 2016 and 2015, it is possible for us to have negative cash flow in the future, and for our related parties to be unable or unwilling to provide us financial support as needed. As a result, the failure to refinance our short-term loans could potentially affect our capital expenditure and expansion of business.

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

Our key customers are principally multinational QSRs, third party distributors, and retail stores, mainly located in the U.S. For the year ended December 31, 2017, sales to our ten largest customers amounted in the aggregate to approximately 53.6% of our total revenue. For the year ended December 31, 2016, sales to our ten largest customers amounted in the aggregate to approximately 54.0% of our total revenue. For the year ended December 31, 2015, sales to our nine largest customers amounted in the aggregate to approximately 50.9% of our total revenue. There can be no assurance that we will maintain or improve the relationships with these customers, or that we will be able to continue to supply these customers at current levels or at all. Any failure to pay by these customers could have a material negative effect on our company’s business. In addition, having a relatively small number of customers may cause our quarterly results to be inconsistent, depending upon when these customers pay for outstanding invoices.

During the years ended December 31, 2017, 2016 and 2015, respectively, we had one, one and one customer that accounted for 10% or more of our revenues.

Customer Name	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
Lollicup USA Inc.	11.6%	13.0%	12.9%

If we cannot maintain long-term relationships with these major customers, the loss of our sales to them could have an adverse effect on our business, financial condition and results of operations.

We buy our supplies from a relatively limited number of suppliers.

During the year ended December 31, 2017, our ten largest suppliers accounted for approximately 57.9% of our total purchases. During the year ended December 31, 2016, our four largest suppliers accounted for approximately 60% of our total purchases. During the year ended December 31, 2015, our four largest suppliers accounted for approximately 50% of our total purchases. During the years ended December 31, 2017, 2016 and 2015, respectively, we had two, three and two suppliers that accounted for 10% or more of our purchases.

Supplier Name	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
Brilliance Resources Company Limited	* %	22.0%	14.7%
Koco Group Ltd	11.2%	13.2%	*
Grand Chemical Group	12.4%	19.1%	17.3%

*	Less than 10% during the period.

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

We reflect the impact of currency translation adjustments in our financial statements under the heading “accumulated other comprehensive income (loss).” For year ended December 31, 2017, we had a positive adjustment of $2,172,347 for foreign currency translations. For years ended December 31, 2016 and 2015, we had a negative adjustment of $1,913,200 and $702,167, respectively, for foreign currency translations. Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currencies.

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

We are a publicly listed company in the United States. As a publicly listed company, we are required to file periodic reports with the Securities and Exchange Commission upon the occurrence of matters that are material to our company and shareholders. In some cases, we need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our company. Similarly, as a U.S.-listed public company, we are governed by U.S. laws that our non-publicly traded competitors are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public listing could affect our results of operations.

We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we are subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we are not required to issue quarterly reports or proxy statements. We are not required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers are not required to report equity holdings under Section 16 of the Exchange Act and are not subject to the insider short-swing profit disclosure and recovery regime.

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

Section 5605(b)(1) of the Nasdaq Listing Rules requires listed companies to have, among other things, a majority of its board members to be independent, and Section 5605(d) and 5605(e) require listed companies to have independent director oversight of executive compensation and nomination of directors. As a foreign private issuer, however, we are permitted to follow home country practice in lieu of the above requirements. We agreed with our underwriters that we do not opt to follow home country practice in lieu of such requirements for two years after the completion of our initial public offering. See “Item 16.G. Corporate Governance.” As this period has passed, we can decide to follow home country practice and our board of directors could make such a decision to depart from such requirements by ordinary resolution. The remainder of this risk factor, therefore, discusses risks to shareholders in the event the board of directors were to depart from some of such Nasdaq requirements and instead follow home country practices.

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

Our directors and executive officers may have other business interests outside the company from time to time that could potentially give rise to conflicts of interest. For example, our Chief Operating Officer and Chair, Guilan Jiang, previously owned 50% of Wenling Fulin Plastic Products Co. Ltd. Ms. Jiang was also its legal representative and general manager. Wenling Fulin Plastic Products Co. Ltd. is a holding company with no investment in any competing business with us, although it has investment in a local commercial bank and leases its land to a restaurant. While the company was previously in our industry, this privately held company’s operations, but not the name, have changed. Notwithstanding the foregoing, if this company were to begin to operate within our industry and Ms. Jiang operates this company again, we might find a conflict of interest.

Although her business working time at this company is flexible, Ms. Jiang historically devoted very limited time to matters concerning Wenling Fulin Plastic Products Co. Ltd., and most of her time to matters for FGI. If Ms. Jiang devotes any significant time and effort to her other companies in the future, such business activities could both distract her from focusing on FGI and pose a conflict of interest to the extent her activities at any other companies compete with our company.

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

We may have additional tax liabilities and the recent changes to the U.S. tax law could adversely affect our tax obligations and operating results.

We are a multinational company subject to tax in several U.S. and foreign tax jurisdictions. Significant judgment is required in determining our tax provision for income taxes and evaluating our tax positions on a consolidated basis. We believe our tax positions are consistent with the tax laws in the jurisdictions in which we conduct our business. Should any tax authority disagree with our judgement or estimates and impose any additional tax liabilities on us, it could adversely impact our results of operations and financial position.

On December 22, 2017, the U.S. enacted tax reform through the Tax Cuts and Jobs Act of 2017 (the “Act”), and the Act made significant changes to U.S. income tax law including the manner in which the U.S. imposes income tax on multinational corporations. The U.S. Department of Treasury, the Internal Revenue Service and other standard-setting bodies have authority to issue regulations or interpretative guidance that may impact how we apply the law and impact our results of operations in the period issued and subsequently. Based on our understanding of the Act and guidance available as of the date of this filing, we have determined that there was no significant income tax impact derived from the Act for our 2017 taxable year and on the tax amounts reported in our 2017 financial statements. As additional regulatory guidance is issued, and as we gain better understanding of the operation of the relevant rules, our analysis and conclusion may be different from our current assessments, which could materially affect our results of operations and financial position.

Risks Related to Ownership of Our Ordinary Shares

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Ordinary Shares less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although we could lose that status sooner if our revenues exceed $1 billion, if we issue more than $1.07 billion in non-convertible debt in a three year period, or if the market value of our Ordinary Shares held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict if investors will find our Ordinary Shares less attractive because we may rely on these exemptions. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile.

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

As a public company, we are required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. In addition, we are required to furnish a report by management on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We are in the process of designing, implementing, and testing the internal control over financial reporting required to comply with this obligation, which process is time consuming, costly, and complicated. In addition, our independent registered public accounting firm is required to attest to the effectiveness of our internal control over financial reporting beginning with our annual report on Form 20-F following the date on which we are no longer an “emerging growth company,” which may be up to five full years following the date of our initial public offering. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting when required, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Ordinary Shares could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the Securities and Exchange Commission, or the SEC, or other regulatory authorities, which could require additional financial and management resources.

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

The trading price for our Ordinary Shares has fluctuated since we first listed our Ordinary Shares. Since our Ordinary Shares became listed on the Nasdaq on November 4, 2015, the trading price of our Ordinary Shares has ranged from US $1.68 to US $6.00 per common share, and the last reported trading price on March 27, 2018 was $4.15 per Ordinary Share. The market price of our Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

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

We are in the process of constructing our Wenling factory and expanding our Allentown factory. As the first stage of our Wenling factory has been finished, we began to operate in this new factory since May 2017.

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

We have obtained several environmental stewardship-related certificates for our management systems that are listed in the following table.

Fuling Environmental Stewardship-related Certificates

Issuing Authority	Certificate	Recipient	Standard	Applicable to	Valid Period
Beijing Zhong-An-Zhi-Huan Certification Center	Environmental Management System Certificate	Taizhou Fuling	GB/T 24001 — 2016/ISO 14001:2015	Plastic drinking cups and disposable plastic tableware production and service	2017-09-19 until 2020-09-13

Beijing Zhong-An-Zhi-Huan Certification Center	Environmental Management System Certificate	Great Plastics	GB/T 24001 — 2016/ISO 14001:2015	Production and related activities of disposable plastic cutlery and plastic cups	2017-09-19 until 2020-09-13

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

The factors involved in determining where we will manufacture a given product generally consist of the following:

1.	Labor costs. Currently the United States is much more expensive per hour for laborers, although U.S. laborers tend to be more productive in the same amount of time.

2.	Raw materials. The United States is slightly more expensive for raw materials that we use in production of our products than China is.

3.	Electricity. Electricity needed to produce our products costs more in China than in the United States.

4.	Shipping. If we ship the products from China to the United States for sale, shipping costs can account for up to 40% of the price of the product, depending upon the location and the product.

5.	Taxes. Taxes on our income for sales in the United States are different with the taxes for sales in China.

As a result of analyzing these factors, we determined that it was in the best interest of our company to invest in America, hire U.S. workers and produce certain of our products in Allentown. Because we expect labor costs in China will continue to approach U.S. rates and electricity and shipping costs from China will continue to be comparatively expensive, we look forward to expanding operations in our Allentown facility. We are manufacturing drinking straws in our Allentown facility. We also plan to manufacture cups in the United States.

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

Finally, Pennsylvania has a strong trade relationship with China. Other than Canada and Mexico, China was the largest destination for exports from Pennsylvania, with $2.55 billion in exports in 2017.

Allentown Project Plan

Estimate of the amount of expenditures

The total investment spent on the project was roughly $9.3 million, including approximately $4.3 million of fixed asset investment, and $5.0 million of working capital. We plan to finance the project with additional capital investment of approximately $7.5 million in equipment and machinery in 2018 and 2019. If we choose to increase production capability, we will incur additional costs.

Schedule

We signed the lease of the factory and acquired property for our Allentown facility in 2013 for approximately $235,100. For the year ended December 31, 2017, we paid rental fees of approximately $47,000 per month, including tax and insurance. As of the time of this filing, we have paid approximately $1.9 million for factory renovations. In addition, we rented a warehouse of 17,000 square feet nearby for approximately $10,000 per month since June 2016.

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

In 2017, we only made minor capital expenditure. We completed the installation of a raw material distribution system that included construction of ten silos outside the factory building for storage of plastic materials. We focused on optimizing the utilization of our existing equipment in Allentown and increased productivity by about 30%. At the same time, we reduced our labor cost per ton output by 40% and caused Allentown operations to become profitable in the second half of 2017.

In 2018, we plan to initiate paper cup manufacturing at the Allentown facility with a $2.5 million projected investment on machinery.

Production Capacity

The designated annual capacity is 2,400 tons of straw series products with the 12 straw production lines put into operations. We consistently reached 100% capacity during the second half of 2017 except for two months in the winter when we reduced production to control inventory. Since January 2018, we immediately went back to full capacity utilization by running 24/7. Potentially we may exceed the designated 2,400 ton capacity if we run faster and more efficiently. Due to increasing demands, we might add six more straw lines in Allentown in the future.

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

Facility

Our Allentown facility structure consists of 88,000 square feet on 7.7 acres of land:

The current build-out plan is as depicted below. The blue figures in the left lower corner represent our first 6 straw production lines that we installed in 2015. The green figures in the middle represent the second six straw production lines we installed in 2016. The red and green figures to the right represent paper cup manufacturing and plastic equipment we plan to install.

Current Stage

We have installed (1) twelve straw production lines, (2) six automated straw packaging machines – one machine for every two lines; and (3) a ten-silo raw material storage and automatic distribution system. Our total investment in manufacturing equipment has reached approximately $2.3 million.

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

2) The location of this new factory is in the Eastern New District of Wenling, only 5 km from our Songmen factory, so it is easy for us to integrate the new factory into our business operations and leverage our existing resources to grow the new facility.

3) The location of our new factory is only 15 km from the Longmen sea port, which is convenient for us to ship our products.

Wenling Project Plan

The project construction period is budgeted from April 2016 to December 2019, divided into three phases.

We estimate the total amount of expenditures is approximately $64 million. We have financed the expansion with IPO proceeds, self-generated cash flow and profits from operations, and will keep financing it with self-generated cash flow and profits from operations. We have spent approximately $40 million on purchase of land use right, construction of facilities and equipment purchase. The major equipment we plan to install includes 180 injection molding production lines and 33 vacuum thermoforming production lines in total. The 180 injection molding production lines will produce cutlery, plates, cups and bowls. We anticipate that 16 of the 33 vacuum thermoforming production lines will produce cups, and 17 of the vacuum thermoforming production lines will produce plates, cup lids and various types of containers, such as vegetable containers, fruit containers and packaging containers. Currently we have installed 95 injection molding production lines and 10 vacuum thermoforming production lines. We anticipate that the production capacity will be increased by 60,000 tons after completion of the project.

The following chart shows the specific status/plan:

	Phase I	Phase II	Phase III

Period	April 2016 – May 2017	August 2017 – December 2018	January 2019 – December 2019

Actual/estimated expenditures required

$31 million

1) Purchase of land use right: $10 million for 32.45 acres (197 mu);

2) Construction of

facilities: $13 million for 54,450 square meters of manufacturing facilities;

3) Equipment purchase:

$8 million.

		$24 million 1) Construction of facilities: $11 million; 2) Equipment purchase: $8 million; 3) R&D: $5 million.	$9 million 1) Equipment purchase: $3 million; 2) R&D: $6 million.

Financing resources	IPO proceeds and self-generated cash flow	Profit from operation in 2016 and 2017	Profit from operation in 2018

Actual/Anticipated increase in production capacity	24,250 tons	28,500 tons	7,250 tons

180 injection molding production lines	95 (capacity of 14,250 tons)	70 (capacity of 10,500 tons)	15 (capacity of 2,250 tons)

33 vacuum thermoforming production lines	10 (capacity of 10,000 tons)	18 (capacity of 18,000 tons)	5 (capacity of 5,000 tons)

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

Facility

Our new Wenling facility structure consists of 107,800 square meters on 33.27 acres of land. The plan includes four workshop buildings, one warehouse, two dormitory buildings and one office building. We have built three workshop buildings and one warehouse which occupy 54,000 square meters in total. Another workshop building of 20,700 square meters is under construction. The two dormitory buildings will consist of 380 rooms and can accommodate 1,520 workers. We expect one of them will be ready in June 2018. The office building occupying 7,000 square meters is under construction.

Our New Workshop Building in Wenling

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

Marketing Channels

We mainly rely on our sales team to market our products. In addition, we attend trade fairs both in China and in U.S. frequently. We also market our products through our websites.

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

(All amounts in thousands of U.S. dollars)

					Year-over Year
	2017		2016		Increase
Region	Amount	%	Amount	%	Amount	Percentage
United States	$109,174	85.79%	$94,899	90.48%	$14,275	15.04%
Europe	6,137	4.82%	3,193	3.05%	2,944	92.20%
China	8,111	6.37%	4,200	4.00%	3,911	93.12%
Canada	1,944	1.53%	982	0.94%	962	97.96%
Others	1,884	1.48%	1,607	1.53%	276	17.24%
Total	$127,250		$104,882		$22,368

Markets and Customers

Our approach to competition in the market depends largely on the type of customer we seek to serve, as various customer industries have different priorities for their purchasing decisions. Historically, we have sold our serviceware products to four categories of customers (below estimates include sales through distributors to ultimate customers):

Type of Customer	Products Sold	Geographic Region	Estimated Sales % In 2017	Estimated Sales % In 2016	Estimated Sales% in 2015
Dealers	Serviceware, Straws, Cups, Plates	USA, Europe, Canada, others	46%	67%	60%
QSRs	Serviceware, Straws, Cups	USA, China	29%	27%	31%
Retailers	Serviceware, Straws, Cups, Plates	USA, others	4%	1%	5%
Manufacturers	Serviceware	USA	21%	5%	4%
Total			100%	100%	100%

Distribution Channels

When we began to produce serviceware, we sold our products through distributors that had existing relationships with the ultimate customers looking to purchase our products. Beginning in 2009, we began to sell directly to such purchasers. For the years ended December 31, 2017, 2016 and 2015, approximately 33%, 28% and 36% of our sales were made directly to end-users and retailers, respectively, and approximately 46%, 67% and 60% of our sales were made to distributors including dealers, respectively. Although we believe we benefit from having direct relationships with QSRs, retailers and other end users, we also believe that strong relationships with distributors can allow us to penetrate smaller markets where we do not have the marketing resources to deliver our products directly.

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

	Taizhou Fuling	Jiaxing Zhongli Plastic Co., Ltd.	Baohao Plastic & Hardware Production (Jiangmen) Co Ltd	Ningbo Homelink Plastic Product Manufacture Co., Ltd.
Ranking	2015: No. 3 2016: No. 2 2017: No. 2	2015: No. 6 2016: No. 8 2017: No. 6	2015: No. 2 2016: No. 6 2017: No. 3	2015: No. 1 2016: No. 1 2017: No. 1

Products	Disposable plastics serviceware including cutlery, cups, containers, straws, etc.	Disposable plastic serviceware including cutlery, cups, straws, etc.	Plastic and hardware household articles and gifts.	Disposable plastics serviceware including cutlery, cups, straws, etc.

Overseas sales, marketing and production	Four warehouses and distribution centers in U.S. and two warehouses in and distribution centers. The only one that has established overseas manufacturing factory.	Sales office and warehouse in U.S.	Not known.	Sales office and warehouse in U.S.

R&D and Patents	Academician Expert Workstation; over 40 patents.	Not known.	Not known.	56 patents.

Customers	Dealers, QSRs including four of top five, retailers, manufacturers.	Dealers, QSRs, retailers, manufacturers.	Dealers, restaurants, retailers, manufacturers.	Dealers, restaurants, retailers, manufacturers.

Product specification standard	Participate in initiating and drafting the national standard General Requirement Of Plastic Disposable Tableware.	No participation.	No participation.	No participation.

Nevertheless, we have been one of China’s largest exporters of disposable serviceware. The China Chamber of Commerce for Import and Export of Light Industrial Products and Arts and Crafts has recognized Taizhou Fuling as Number 2 out of 12,013 plastic kitchenware and serviceware companies for exports from China in 2017, Number 2 out of 10,113 in 2016 and Number 3 out of 9,162 in 2015. In addition, we were rated one of top 10 enterprises of plastic industry (daily plastic) in China light industries in 2017 by China National Light Industry Council and China Plastic Processing Industry Association, based on our (1) revenue, (2) profit, (3) profit tax rate, and (4) business growth rate.

We have invested heavily ($12,221,175 since 2013 to 2017) in research and development to increase our future competitive position, seeking to increase our use of environmentally-friendly materials, develop degradable and biodegradable materials, and reduce reliance on fossil raw materials. In addition, we have developed advanced robotics to produce our products more efficiently and at lower cost to be more competitive in the face of rising wages and higher quality demands.

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

In the last ten years, we have earned a variety of national, provincial and local honors, awards and certifications for our quality products and scientific research efforts:

2017

●	Top 10 Enterprises of Plastic Industry (Daily Plastic) in China Light Industries, 2017

●	Key supporting Zhejiang Enterprise

●	Top 20 Zhejiang Enterprise with Offshore Investment Bolstering Export Sales

●	Zhejiang Famous Trademark

●	Outstanding Returned Project of Zhejiang Enterprise, 2016

●	FSSC 22000 Certificate of Registration for Food Safety Management System

31

2016

●	Top 10 Enterprises of Plastic Industry (Daily Plastic) in China Light Industries, 2016

●	China Credible Enterprise published by State Administration for Industry and Commerce of China)

●	Province Level Enterprise Research Institute – Zhejiang Fuling New Materials Research Institute

●	Taizhou Top 20 Growing Enterprise

2015

●	Deputy Chair of Zhejiang Plastics Industry Association

●	Wenling Top 10 Industrial Enterprise

●	Taizhou Export and Import Credit Enterprise (Grade A)

2014

●	Zhejiang Famous Export Brand

●	Zhejiang Famous Trademark

●	Wenling Star Enterprise

●	Taizhou Quality Enterprise Leader

32

2013

●	Top 10 Enterprises of Plastic Industry (Daily Plastic) in China Light Industries, 2013

●	Zhejiang Credit Grade AAA Award

●	Zhejiang Credit Management Model Enterprise

●	Zhejiang High-Tech Enterprise

●	Zhejiang High-Tech Enterprise R&D Center

●	Zhejiang Quality Management Innovation Project

2012

●	Zhejiang Academician Expert Workstation

●	Zhejiang Energy Measurement Model Entity

●	Taizhou High-Tech R&D Center

●	Wenling Government Quality Award

2011

●	Grade A Customs Enterprise

●	Zhejiang May First Labor Award, recognizing compliance with the law, contribution to society and positive workplace environment

●	Zhejiang Famous Brand Products

●	Zhejiang Credit Grade AA Award

●	Zhejiang Export Famous Brand

●	First Academician Expert Workstation in Wenling (founded with Technical Institute of Physics and Chemistry, Chinese Academy of Sciences, devoted to research and development of plastic products)

●	Taizhou Famous Brand

2010

●	Executive Vice Chair Entity, Committee of the Plastic Household Products of China Plastic Processing Industry Association

●	Zhejiang Hi-Tech Enterprise

●	Zhejiang Science and Technology Oriented Small and Medium Enterprise

●	Taizhou Hi-Tech Enterprise

●	Taizhou Famous Brand Product

●	Taizhou Export Famous Brand

2009

●	Taizhou Export Famous Brand

2008

●	Zhejiang Compliance Credit Export and Import Model Enterprise

●	Zhejiang Credit Grade AA Award

●	Taizhou Statistics Credit Entity

33

2007

●	Taizhou Top 10 Export Processing Trade Enterprise

●	Wenling Star Industrial Enterprise

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

Attention shall be paid to the fact that non-resident enterprises may be considered resident enterprises for the purpose of EIT if their de facto management bodies are located within the PRC territory and therefore their global income is subject to a tax rate of 25%. The Notice of the State Administration of Taxation on Issues Relevant to Foreign-registered Chinese-invested Holding Enterprises Determined as Resident Enterprises in Accordance with Actual Management Organization Standard (“Circular 82”), promulgated by the State Administration of Taxation (“SAT”), provides that, a foreign Chinese-invested enterprise, if it concurrently satisfies the following conditions, for the purpose of the EIT, shall be determined to be a non-domestically-registered resident enterprise when: (1) The places where the top managers and the top management departments that are responsible for implementing the routine production, management and operation of the enterprise, perform their duties within the territory of China; (2) The financial decisions (such as borrowing, lending, financing, financial risk management, etc.) and the personnel decisions (such as appointment, dismissal, remuneration payment, etc.) of the enterprise shall be made or be approved by the organization or the persons within the territory of China; (3) The primary properties, accounting books, company seals, summaries and archives of the board meetings and shareholders meetings shall be placed or kept within the territory of China; and (4) One half or more of the enterprise’s directors or top managers having rights to vote shall frequently reside within the territory of China. Our PRC counsel, Jingtian&Gongcheng Attorneys at Law advised that because we (“FGI”) are incorporated in Cayman Islands, we do not meet the conditions outlined in Circular 82, however, our tax residency status is subject to the discretion of the PRC tax authorities whose determination is hard to predict, so we will continue to monitor our tax residency status.

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
(Pennsylvania)
Zhejiang Great Plastics Technology Co., Ltd.
(China)
Wenling Changli Import and Export Co., Ltd.
(China)

Our registered office in the Cayman Islands is at Vistra (Cayman) Limited, P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands, telephone +1.345.769.9372.

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

Following is a list of our properties, including the first four, which we lease:

Transferee/ Lessee/Owner	Property	Land/Building Use Term	Space (m2)	Ground Floor Area (m2)	Productive Capacity (ton)	Extent of Utilization	Products Produced

Fuling USA	Commercial/industrial space at 6690 Grant Way, Suite 1, Allentown, PA 18106	2014-03-01 until 2024-05-31	8,175.47		2,400	100%	Straws

Fuling USA	Warehouse at 6370 Hedgewood Drive, Suite 120, Allentown, PA 18106	2016-06-01 until 2021-05-31	1,579			100%	N/A

Taizhou Fuling	Factory building at 8 Shengpan Road, Guanweitong Village, Wenqiao County	2017-01-01 until 2018-12-31	5,120.00		6,000	100%	Knives and forks

Taizhou Fuling	Land at 88 Jintang S Rd, Eastern New District,, Wenling City	2016-04-14 until 2066-04-06		95,833.00	N/A	N/A	N/A

Taizhou Fuling	Factory buildings and warehouse at 88 Jintang S Rd, Eastern New District,, Wenling City	Until 2066-04-06	54,000.00		51,700	33%	Mianly cups, knives, forks, plates and bowls

Taizhou Fuling	Non-residential building in Ximen Village, Songmen Town	No expiration (rights acquired 2000-04-27)	177.58		(rent out)	N/A	N/A

Taizhou Fuling	Non-residential building in Ximen Village, Songmen Town	No expiration (rights acquired 2000-04-27)	668.89		(rent out)	N/A	N/A

Taizhou Fuling	Land in South of Binhai Road, Songmen Town	2007-03-27 until 2053-03-10		13,996.79	13,970	100%	Mainly knives, forks, plates and bowls

Taizhou Fuling	Land in South of Binhai Road, Songmen Town	2007-03-27 until 2055-01-14		14,076.80			Same as above

Taizhou Fuling	Non-residential building in South of Binhai Road, Songmen Town	2013-07-25 until 2053-03-10	491.05				Same as above

Taizhou Fuling	Non-residential building in South of Binhai Road, Songmen Town	2013-07-25 until 2053-03-10	1,471.22				Same as above

Taizhou Fuling	Non-residential building in South of Binhai Road, Songmen Town	2013-07-25 until 2053-03-10	2,559.28				Same as above

Taizhou Fuling	Non-residential building in South of Binhai Road, Songmen Town	2013-07-25 until 2053-03-10	1,847.10				Same as above

Taizhou Fuling	Non-residential building in South of Binhai Road, Songmen Town	2013-07-25 until 2053-03-10	3,694.20				Same as above

Taizhou Fuling	Non-residential building in South of Binhai Road, Songmen Town	2013-07-25 until 2055-01-14	7,717.56				Same as above

Taizhou Fuling	Land in Southeast Industrial Zone, Songmen Town	2015-01-29 until 2065-01-15		2,576.00	N/A	N/A	N/A

Great Plastics	E02-2905 lot at Binhai Xincheng, Sanmen County	2010-08-01 until 2060-08-01		30,349.00	20,000	100%	Mainly straws, plates, cups, knives and forks

Great Plastics	Factory building in Binhai Xincheng, Sanmen County	No expiration (rights acquired 2014-02-21)	15,679.28			40%	Same as above

Great Plastics	Factory building in Binhai Xincheng, Sanmen County	No expiration (rights acquired 2014-02-21)	1,872.22			40%	Same as above

Great Plastics	Factory building in Binhai Xincheng, Sanmen County	No expiration (rights acquired 2014-02-21)	11,813.30			40%	Same as above

Great Plastics	Dormitory building in Binhai Xincheng, Sanmen County	No expiration (rights acquired 2014-02-21)	4,092.77		(non- production)	80%(1)	N/A

(1)	The dormitory has 130 rooms, and is able to accommodate 350 employees. Currently 90 rooms are occupied by 212 employees.

Fixed assets at our properties consist of office equipment, buildings, structures, ancillary facilities, and equipment for production and packaging of plastic foodservice disposals including plastic food containers, drinking straws, cutlery, cups and plates, and others.

Some of our real property and fixed assets are encumbered by secured loans from our creditors. For example, Agricultural Bank of China Taizhou Branch has encumbrances on Taizhou Fuling’s land use right and building ownership right in the property located at 88 Jintang S Rd, Eastern New District, Wenling City. The term of our loan with Agricultural Bank of China is from October 9, 2017 to October 8, 2018. Postal Savings Bank of China has encumbrances on Great Plastics’ land and factory buildings as guaranty for the loan to Taizhou Fuling from October 18, 2017 to June 30, 2018. Industrial and Commercial Bank of China Wenling Branch has encumbrances on Taizhou Fuling’s land use right and building ownership right in the property located at South of Binhai Road, Songmen town. The term of our loan with Industrial and Commercial Bank of China is from November 8, 2017 to October 10, 2021.

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

4.	Wenling factory: 88 Jintang S Rd, Eastern New District, Wenling City, Zhejiang Province, China

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

From 2013 to 2017, we invested approximately $23.4 million on advanced equipment and technology to increase our productivity levels, increasing our annual per-production worker output from approximately $102,562 in 2013 to approximately $121,572 in 2017, an important 19% performance improvement.

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

Our largest product category is disposable cutlery. It includes forks, knives, spoons, general, specialized and multipurpose utensils (for instance, the spork), both in single- and multi-utensil packages. It accounted for 49%, 52% and 61% of our revenue for the years ended December 31, 2017, 2016 and 2015, respectively, and we believe it will continue to be a key area for growth in the coming years. Our other product categories are (i) drinking straws, (ii) cups and plates and (iii) other plastics products, which accounted for 15%, 27% and 9% of the total sales respectively for the year ended December 31, 2017, 14%, 27% and 7% of the total sales respectively for the year ended December 31, 2016 and 12%, 23% and 4% of the total sales respectively in the year ended December 31, 2015.

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

As of March 10, 2018, our products are sold in 22 countries. Our customers now include Subway, Wendy’s, Burger King, Taco Bell, KFC (China only), Wal-Mart, and McKesson.

In 2017, we supplied five of the six largest fast food restaurant chains in the United States, based on U.S. system-wide sales amount as published by QSR Magazine. We estimate we supplied the following percentages of these customers’ products in the United States in 2017. These percentages are management’s best estimates, based on orders from such customers and understanding of other supplier relationships. Sales to these five customers amounted in the aggregate to 23.6% of our total revenues in the year ended December 31, 2017.

Customer	Cutlery	Straws	Courtesy Cups
A	100%	100%	*
B	60%	35%	*
C	30%	33%	*
D	*	100%	*
E	*	15%	*

*	Less than 1%; please note that these customers are presented in random order and not in order of size in order to protect the confidentiality of the customers.

In 2016, we supplied five of the six largest fast food restaurant chains in the United States, based on U.S. system-wide sales amount as published by QSR Magazine. We estimate we supplied the following percentages of these customers’ products in the United States in 2016. These percentages are management’s best estimates, based on orders from such customers and understanding of other supplier relationships. Sales to these five customers amounted in the aggregate to 23.5% of our total revenues in the year ended December 31, 2016.

Customer	Cutlery	Straws	Courtesy Cups
A	100%	70%	*
B	45%	45%	*
C	24%	*	*
D	*	100%	*
E	*	15%	*

*	Less than 1%; please note that these customers are presented in random order and not in order of size in order to protect the confidentiality of the customers.

In 2015, we supplied four of the five largest fast food restaurant chains in the United States, based on U.S. system-wide sales amount as published by QSR Magazine. We estimate we supplied the following percentages of these customers’ products in the United States in 2015. These percentages are management’s best estimates, based on orders from such customers and understanding of other supplier relationships.  Sales to these four customers amounted in the aggregate to 28.1% of our total revenues in the year ended December 31, 2015.

Customer	Cutlery	Straws	Courtesy Cups
A	100%	70%	*
B	45%	45%	*
C	24%	*	*
D	*	100%	100%

*	Less than 1%; please note that these customers are presented in random order and not in order of size in order to protect the confidentiality of the customers.

Revenue by Geographic Area *

(All amounts, other than percentages, in thousands of U.S. dollars)

	Year Ended December 31, 2017		Year Ended December 31, 2016		Year Ended December 31, 2015
Region	Amount		Amount		Amount
United States	$109,174	85.79%	$94,899	90.48%	$85,145	93.26%
Europe	$6,137	4.82%	$3,194	3.05%	$2,588	2.83%
China	$8,111	6.37%	$4,200	4.00%	$1,124	1.23%
Canada	$1,944	1.53%	$982	0.94%	$1,082	1.19%
Other Countries	$1,884	1.48%	$1,607	1.53%	$1,355	1.48%
Total	$127,250		$104,882		$91,294

*	The revenue here does not include our income from sources other than our serviceware products, which are mainly sales of raw materials and recyclable waste.

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

We sell a majority of our products in the United States (approximately 85.8%, 90.5% and 93.3% based on the revenues for the year ended December 31, 2017, 2016, and 2015). Historically, we have relied on lower wages and favorable exchange rates in China to make our products sold abroad competitive in price. As China’s currency has fluctuated significantly against the U.S. dollar in the past year, our advantage in price competitiveness might be impacted. While having already begun to diversify risk by moving some of our manufacturing to the United States, we anticipate continuously producing the majority of our products in China. To the extent the Chinese RMB appreciates, our products could become more expensive and, as a result, less attractive to potential customers in other countries. Currently we do not have any foreign currency net investments which are hedged by currency borrowings and other hedging instruments.

Results of Operations

The following table summarizes the results of our operations during the fiscal years ended December 31, 2017 and 2016, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such years.

(All amounts, other than percentages, in thousands of U.S. dollars)

	2017		2016		Amount Increase	Percentage Increase
Statement of Operations Data:	Amount	As % of Sales	Amount	As % of Sales	(Decrease)	(Decrease)

Revenues	$127,250	100%	$104,882	100%	$22,368	21.3%
Cost of goods sold	101,199	80%	79,640	76%	21,559	27.1%
Gross profit	26,051	20%	25,241	24%	810	3.21%
Operating expenses
Selling expenses	7,620	6%	6,857	7%	763	11.1%
G&A expenses	7,881	6%	7,511	7%	370	4.9%
R&D expenses	2,953	2%	2,356	2%	597	25.3%
Total operating expenses	18,454	14%	16,724	16%	1,730	10%
Income from operations	7,597	6%	8,518	8%	(921)	-11%
Other income (expenses)
Interest expense, net	(1,107)	(1)%	(773)	(1)%	(334)	43%
Subsidy income	1,043	1%	1,863	2%	(820)	(44)%
Other income, net	(418)	0%	365	0%	(783)	(215)%
Total other income (expenses)	(482)	0	1,455	1%	1,937	(133)%
Income before income taxes	7,115	6%	9,973	10%	2,858	(29)%
Provision for income taxes	824	1%	2,030	2%	(1,206)	59%
Net income	$6,291	5%	$7,943	8%	$(1,652)	(21)%

The following table summarizes the results of our operations during the fiscal years ended December 31, 2016 and 2015, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such years.

(All amounts, other than percentages, in thousands of U.S. dollars)

	2016		2015		Amount	Percentage
Statement of Operations Data:	Amount	As % of Sales	Amount	As % of Sales	Increase (Decrease)	Increase (Decrease)

Revenues	$104,882	100%	$91,294	100%	$13,588	15%
Cost of goods sold	79,640	76%	67,646	74%	11,994	18%
Gross profit	25,241	24%	23,648	26%	1,594	7%
Operating expenses
Selling expenses	6,857	7%	6,437	7%	420	7%
G&A expenses	7,511	7%	6,149	7%	1,362	22%
R&D expenses	2,356	2%	2,092	2%	264	13%
Total operating expenses	16,724	16%	14,678	16%	2,046	14%
Income from operations	8,518	8%	8,970	10%	(452)	-5%
Other income (expenses)
Interest expense, net	(773)	-1%	(1,063)	-1%	290	-27%
Subsidy income	1,863	2%	902	1%	961	107%
Other income, net	365	0%	582	1%	(217)	-37%
Total other income (expenses)	1,455	1%	421	1%	1,034	246%
Income before income taxes	9,973	10%	9,391	10%	582	6%
Provision for income taxes	2,030	2%	1,442	2%	588	41%
Net income	$7,943	8%	$7,948	8%	$(5)	0%

Revenues.

Revenues increased by approximately $22.4 million, or 21.3%, to approximately $127.3 million in 2017 from approximately $104.9 million in 2016. The increase in revenues was primarily driven by a 17.7% increase of sales volume and a 3.1% increase in blended average selling price.

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

Revenue by Product Type in 2017 and 2016

(All amounts, other than percentages, in thousands of U.S. dollars)

	2017		2016		Variance
	Amount	% of Sales	Amount	% of Sales	Amount Increase (Decrease)	Percentage Increase (Decrease)
Cutlery	$62,846	49%	$54,619	52%	$8,227	15%
Straws	19,248	15%	15,219	14%	4,029	26%
Cups and plates	34,330	27%	27,835	27%	6,495	23%
Others	10,826	9%	7,209	7%	3,617	50%
Total	$127,250	100%	$104,882	100%	$22,368	21%

Revenue by Product Type in 2016 and 2015

(All amounts, other than percentages, in thousands of U.S. dollars)

	2016		2015		Variance
	Amount	% of Sales	Amount	% of Sales	Amount Increase (Decrease)	Percentage Increase (Decrease)
Cutlery	$54,618	52%	$55,242	61%	$(623)	(1)%
Straws	15,219	14%	11,092	12%	4,127	37%
Cups and plates	27,835	27%	20,938	23%	6,897	33%
Others	7,209	7%	4,022	4%	3,187	79%
Total	$104,882	100%	$91,294	100%	$13,588	15%

Cutlery

Revenue from cutlery increased by $8.2 million, or 15%, from $54.6 million in 2016 to $62.8 million in 2017. Sales volume of cutlery increased 8.5% or 2.3 million kilograms to 29.6 million kilograms. Average selling price for cutlery increased 6.1% or $0.12 per kilogram, to $2.12 per kilogram for the year of 2017.

Revenue from cutlery decreased by $0.6 million, or 1%, from $55.2 million in 2015 to $54.6 million in 2016. Sales volume of cutlery increased 16% or 3.9 million kilograms to 27.3 million kilograms but was offset by 15% decline in average selling price.

Straws

Revenue for straws increased by $4.0 million, or 26% in 2017 to $19.2 million compared with revenue of $15.2 million in 2016. In 2017, the quantity sold increased by 1.6 million kilograms or 35.9% compared to that in 2016. The average selling price of straws decreased by $0.24 per kilogram, or 6.9% to $3.19 per kilogram in 2017. By shifting more of our straw production from China to U.S., we continued to improve our competitiveness and large QSR customers are looking to increase their purchases of straws from us. We expect our sales volume will continue to increase in this category.

Revenue for straws increased by $4.1 million, or 37% in 2016 compared with revenue in 2015. In 2016, the quantity sold increased by 1.4 million kilograms or 45% compared to that in 2015. However, as oil prices continued to drop in 2016, our average selling price decreased by 5.7%.

Our Allentown factory began operation in 2015 and has been 100% devoted solely to straw manufacturing. In 2017, 2016 and 2015, the Allentown factory manufactured 1,736,530 kilograms, 1,326,699 kilograms and 11,025 kilograms of straws respectively.

Cups and plates

Revenue for cups and plates increased by $6.5 million, or 23% in 2017 to $34.3 million compared with revenue of $27.8 million in 2016. Sales volume increased by 31.1% compared to 2016. The average selling price decreased from $3.44 to $3.24 per kilogram. Growth in this product category continues to look promising now that we have our fourth Chinese factory fully operational and there are no more capacity constraints.

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

Revenue from other products increased by $3.6 million, or 50% in 2017 to $10.8 million compared with revenue of $7.2 million in 2016. The revenue increase was mainly due to an increase of 39.8% in sales volume and a 7.4% increase in average selling price.

Revenue from other products increased by $3.2 million, or 79% in 2016 compared with revenue in 2015. The revenue increase was mainly due to an increase of 42% in sales volume and a 26% increase in average selling price.

Revenue by Geographic Area in 2017 and 2016*

(All amounts, other than percentages, in thousands of U.S. dollars)

	2017		2016		Year-over Year Increase
Region	Amount	%	Amount	%	Amount	Percentage
United States	$109,174	85.79%	$94,899	90.48%	$14,275	15.04%
Europe	6,137	4.82%	3,193	3.05%	2,944	92.20%
China	8,111	6.37%	4,200	4.00%	3,911	93.12%
Canada	1,944	1.53%	982	0.94%	962	97.96%
Others	1,884	1.48%	1,607	1.53%	276	17.24%
Total	$127,250		$104,882		$22,368

*	The revenue here does not include our income from sources other than our serviceware products, which are mainly sales of raw materials and recyclable waste.

Revenue by Geographic Area in 2016 and 2015*

(All amounts, other than percentages, in thousands of U.S. dollars)

	2016		2015		Year-over Year Increase
Region	Amount	%	Amount	%	Amount	Percentage
United States	$94,899	90.48%	$85,145	93.26%	$9,754	11.46%
Europe	3,193	3.05%	2,588	2.83%	606	23.42%
China	4,200	4%	1124	1.23%	3076	273.67%
Canada	982	0.94%	1,082	1.19%	(100)	(9.24)%
Others	1,607	1.53%	1,355	1.49%	252	15.68%
Total	$104,882		$91,294		$13,588

*	The revenue here does not include our income from sources other than our serviceware products, which are mainly sales of raw materials and recyclable waste.

Our sales from the United States market grew significantly in 2017. It increased $14.3 million or 15.0% from $94.9 million in 2016 to $109.2 million in 2017. While this demonstrated steady growth in the U.S. market, we continued to encounter strong competition especially in the wholesale distribution channel where everyone shops for lower prices from Chinese importers. Our business with QSR customers continued to experience strong growth due to our U.S. manufacturing capability.

Our sales from the United States market increased 11.5% from $85.1 million in 2015 to $94.9 million in 2016. Since the establishment of our Allentown manufacturing facility in 2015, demand from our existing U.S. customers have significantly increased and we have added new customers due to our presence in the U.S.

Europe, China, and Canada markets all grew more than 90% in 2017. The Chinese market overtook the European market and became our second largest market in 2016. Sales from the Chinese market increased by $3.9 million, or 93.1% from 2016 to 2017, and by $3.1 million, or 274% from 2015 to 2016 due to the significant increase of the fast food market in China. As the Chinese fast food industry and consumer dining out behavior are catching up with the U.S. standards, our type of higher quality plastic disposable serviceware products will be in increasing demand.

Cost of goods sold.

Our cost of goods sold increased by approximately $21.6 million or 27.1% to approximately $101.2 million in 2017 from approximately $79.6 million in 2016, which is consistent with sales growth in 2017. As a percentage of revenues, the cost of goods sold increased by approximately 3.8% point to 79.5% in 2017 from 75.9% in 2016. Higher oil prices led to increased raw material cost in the early part of 2017 and we were not able to completely pass on the increase to customers as the U.S. market is very competitive. By the time the market reacted to the increase and willing to accept it, oil prices declined back down and took away our rationale to increase. In addition, labor cost continued to rise in China putting pressure on gross margin. Our new factory should help us alleviate that going forward due to its advanced automation and higher efficiency, thus relying less on manual labor.

Our cost of goods sold increased by approximately $12.0 million or 17.7% to approximately $79.6 million in 2016 from approximately $67.6 million in 2015, which is consistent with sales growth in 2016. As a percentage of revenues, the cost of goods sold increased by approximately 1.8% point to 75.9% in 2016 from 74.1% in 2015. The increase was due to higher labor cost, and rising raw material cost toward the end of 2016. During construction of our new Wenling factory, our three factories in China reached or exceeded 100% capacity. To avoid delay on customer orders, we added some temporary capacity by renting factory space in Wenling before we moved into the new factory in the second quarter of 2017. This added cost and had a slight negative impact on our gross margin in 2016.

The portion of our products produced by third-party manufacturers in the years ended December 31, 2017, 2016 and 2015 were less than 1%. The associated impact on our gross margins is very limited considering the portion.

Gross profit.

Our gross profit increased by approximately $0.8 million, or 3.2%, to approximately $26.0 million in 2017 from approximately $25.2 million in 2016. Gross profit margin was 20.5% in 2017, as compared with 24.1% in 2016. The decrease of 3.6% point was primarily attributable to higher raw material cost and labor cost, partially offset by higher average selling price. Continued from the oil price increase at the end of 2016, raw material prices in the first quarter of 2017 remained high, as well as transportation costs. We were unable to implement a price increase until deep into the second quarter but by that time, oil prices went back down. We had less support to raise prices while plastic resin prices remain higher for the most part of the year. Our price increases were not sufficient to offset our increase in costs.

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

Our cost and gross profit by product types for fiscal year 2017 and 2016 are as follows:

(All amounts, other than percentages, in thousands of U.S. dollars)

	2017		2016		Variance
	Cost	Gross Profit %	Cost	Gross Profit %	Cost Increase (Decrease)	Gross Profit % Increase (Decrease)
Cutlery	$53,955	14.1%	$45,152	17.3%	$8,803	(3.2)%
Straws	16,169	16.0%	11,569	24.0%	4,600	(8.0)%
Cups and plates	23,067	32.8%	17,365	37.6%	5,702	(4.8)%
Others	7,522	30.5%	5,129	28.9%	7,491	1.6%
Taxes	486	N/A	425	N/A	(2,024)	N/A
Total	$101,199	20.5%	$79,640	24.1%	$21,559	(3.6)%

Cost of revenue for cutlery products increased by approximately $8.8 million to approximately $54.0 million in 2017 compared to $45.2 million in 2016. Gross profit margin was 14.1% and 17.3%, respectively in 2017 and 2016. Gross margin decreased due to a 10% increase in unit cost partially offset by a 6% increase in average selling price. Price increases were delayed due to market competition and the magnitude was not sufficient to offset increase in material costs. Cutlery represented the largest portion of sales at 49.4%.

Cost of revenue for straws was approximately $16.2 million in 2017 compared to approximately $11.6 million in 2016. The gross profit margin was approximately 16.0% in 2017 compared to 24.0% in 2016. The gross margin decreased because average selling price declined 7% while unit cost rose 3%. Straw is a low margin product but we are gaining market share especially in the QSR segment due to our manufacturing in the U.S. and price competitiveness. We are improving efficiency at our U.S. operation and lowering manufacturing unit cost. It is an important product to lead into selling other product categories in the QSR segment.

Cost of revenue for cups and plates was around $23.1 million and $17.4 million in 2017 and 2016, respectively. Gross profit margin was 32.8% in 2017 compared to 37.6% in 2016. Average selling price declined 6% and unit cost increased 1% in 2017. Cups and plates remained our highest gross margin product category and we plan to focus on growing this category by engineering new product designs and developing new materials that would improve profit margin.

Our cost and gross profit by product types for fiscal year 2016 and 2015 are as follows:

(All amounts, other than percentages, in thousands of U.S. dollars)

	2016		2015		Variance
	Cost	Gross Profit %	Cost	Gross Profit %	Cost Increase (Decrease)	Gross Profit % Increase (Decrease)
Cutlery	$45,152	17.3%	$42,211	23.6%	$2,941	(6.3)%
Straws	11,569	24.0%	8,234	25.8%	3,335	(1.8)%
Cups and plates	17,365	37.6%	12,297	41.3%	5,068	(3.7)%
Others	5,129	28.9%	2,455	39.0%	2,674	(10.1)%
Taxes	425	N/A	2,449	N/A	(2,024)	N/A
Total	$79,640	24.1%	$67,646	25.9%	$11,994	(1.8)%

Cost of revenue for cutlery products increased by approximately $3 million to approximately $45.2 million in 2016 compared to $42.2 million in 2015. Gross profit margin was 17.3% and 23.6%, respectively in 2016 and 2015. Gross margin decreased due to a 15% decline in average selling price partially offset by 8% decline in unit cost. Price competition was more severe during the first three quarters in 2016 when oil prices were lower. Raw material prices rebounded in the fourth quarter but the product price increase was resisted by the wholesale distribution market until early 2017. Cutlery represented the largest portion of sales at 52.1%.

Cost of revenue for straws was approximately $11.6 million in 2016 compared to approximately $8.2 million in 2015. The gross profit margin was approximately 24.0% in 2016 compared to 25.8% in 2015. The gross margin variance is considered as normal fluctuation in our business operation.

Cost of revenue for cups and plates was around $17.4 million and $12.3 million in 2016 and 2015, respectively. Gross profit margin was 37.6% in 2016 compared to 41.3% in 2015. As we planned to grow our sales volume in cups and plates, we had to be more competitive in pricing to grab market shares. In addition, raw material prices increased in the fourth quarter when we had the highest sales growth compared to prior year. Not being able to implement price increases until 2017 slightly impacted our overall margin for the year 2016.

Taxes included in costs represent the VAT paid for purchased inventory, which cannot be deducted to offset our sales tax. The amount of tax in costs can vary year to year depending on the timing and amount of purchases made throughout the year.

Selling expenses.

Selling expenses increased by approximately $763,000, or 11.1% to approximately $7.6 million in 2017 compared to approximately $6.9 million in 2016. As a percentage of sales, our selling expenses were 6.0% and 6.5% in 2017 and 2016, respectively. We were able to hold selling expense increase below the rate of sales increase. The increase in selling expenses is consistent with the increase of revenues.

Selling expenses increased by approximately $421,000, or 6.5% to approximately $6.9 million in 2016 compared to approximately $6.4 million in 2015. As a percentage of sales, our selling expenses were 6.5% and 7.1% in 2016 and 2015, respectively. The increase in selling expenses is consistent with the increase of revenues.

General and administrative expenses.

Our general and administrative expenses increased by approximately $0.4 million or 4.9%, to approximately $7.9 million in 2017 from approximately $7.5 million in 2016. As a percentage of revenues, general and administrative expenses were 6.2% and 7.2% in 2017 and 2016, respectively. The level of general and administrative expenses increase was normal based on our substantial increase in business. We were able to keep administrative expense increase to a minimum to generate more operating profits.

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

Research and development expenses.

Our research and development expenses increased approximately $597,000, or 25.3% to approximately $3.0 million in 2017 compared with approximately $2.4 million in 2016. We expect to increase our R&D expenditures proportionate to our revenue increase, as we continue to conduct research and development activities, especially seeking to increase the use of environmentally-friendly materials, develop biodegradable materials and reduce reliance on fossil-based raw materials.

Our research and development expenses increased approximately $264,000, or 12.6% to approximately $2.4 million in 2016 compared with approximately $2.1 million in 2015.

Interest income (expense).

Our net interest expense increased by approximately $0.3 million to approximately $1.1 million in 2017, from approximately $0.8 million in 2016.

Our net interest expense decreased by approximately $0.3 million to approximately $0.8 million in 2016, from approximately $1.1 million in 2015.

The average interest rates for our average outstanding loans in 2017, 2016 and 2015 were 5.07%, 4.37% and 4.77%, respectively. At the time of an initial loan application, different commercial banks determine loan interest rates based on various factors, including general economic conditions in China, internal bank lending policies, the applicant’s credit standing and relative bargaining power. For the year ended December 31, 2017, 2016 and 2015, People’s Bank of China has kept its prevailing interest rate at 4.3%

The bank loan balances as of December 31, 2017, 2016 and 2015 were $29.6 million, $17.8 million and $15.3 million respectively. The average amounts of loan outstanding for 2017, 2016 and 2015 were $22.2 million, $16.5 million and $23.4 million, respectively. We borrow from commercial banks based on our working capital conditions and forecast of business needs. The average amount of loan outstanding in 2017 was higher than 2016 due to expansion of our business. The average amount of loan outstanding in 2016 was slightly higher than 2015 due to expansion of our business.

There is no interest expense associated with notes payable but we are subject to a bank charge. The bank charge is usually 0.05% of the notes payable issued. For the years ended December 31, 2017, 2016 and 2015, bank charges related to notes payable were immaterial.

Subsidy income. Our government subsidy income was approximately $1.0 million in 2017 compared to approximately $1.9 million in 2016. Our government subsidy income was approximately $1,9 million in 2016 compared to approximately $0.9 million in 2015. Our government subsidy income was all granted by local governments in recognizing our achievements in various areas. All subsidies we received in 2017, 2016 and 2015 were one-time grants and may not occur again in the future. We cannot predict the likelihood or amount of any future subsidies.

Other income (expense).

Other expense was approximately $(19,000) and $65,000 in 2017 and 2016, respectively. The significant decrease is attributed to increased loss from disposal of property, plant, and equipment in 2017.

Other expense was approximately $65,000 and $105,000 in 2016 and 2015, respectively. The significant decrease is attributed to the favorable USD exchange rate against RMB in 2016.

Foreign currency translation gain. The Company recorded $(0.4) million, $0.3 million and $0.5 million of foreign currency translation gain in 2017, 2016 and 2015, respectively.

Income before income taxes.

Our income before income taxes was approximately $7.1 million in 2017, a decrease of approximately $2.9 million or 28.7% compared with approximately $10.0 million in 2016. The decrease was primarily attributable to increased cost of goods sold and increased operating expense, decreased subsidy income, offset by increased sales and gross margin as discussed above.

Our income before income taxes was approximately $10.0 million in 2016, an increase of approximately $582,000 compared with approximately $9.4 million in 2015. The increase was primarily attributable to increased sales and gross margin, partially offset by the increased general and administrative expense as discussed above.

Provision for income taxes.

Our provision for income taxes was approximately $0.8 million in 2017, a decrease of approximately $1.2 million or 59% from approximately $2.0 million in 2016. The decrease was due to the fact that less taxable income was generated from our Chinese subsidiaries compared to 2016. In 2017, taxable income generated from China was $6.8 million compared to $13.2 million in 2016.

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

Construction in progress represents costs of construction incurred for the Company’s new plant and equipment. The construction for the Company’s Allentown factory in the U.S. has been completed and put in use in July 2015. The Construction in progress as of December 31, 2017 represents cost of construction for its facility expansion in China. The Company started the construction of the Wenling factory in April 2016. The construction of the first phase was completed in 2017 with a total value around $13.0 million. As of December 31, 2017, the Company had approximately $8.0 million purchase commitments for construction and machinery purchase. These commitments represent the amount of agreements signed but not yet paid.

As of December 31, 2017 and 2016, the Company has outstanding loans of approximately $29.7 million and $17.8 million from various banks and entities, respectively. To secure this debt, the Company has pledged some of its properties and machinery, equipment, land use rights as well as other assets in China to several banks. Approximately $1.7 and $1.7 million worth of equipment was used as collateral for the loan from Pennsylvania Industrial Development Authority as of December 31, 2017 and 2016, respectively.

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

As of December 31, 2017 and 2016, we had cash and cash equivalents of approximately $4.1 million and $4.0 million, respectively and restricted cash of approximately $4.4 million and $2.3 million, respectively. As of December 31, 2017, we also had certificates of deposits of $0.1 million which will mature in December 2018. As of December 31, 2016, we had certificates of deposits of $1.5 million which matured in December 2017. We did not have any other short-term investments. As of December 31, 2017, Our current assets were approximately $57.0 million, and our current liabilities were approximately $55.56 million, which resulted in a current ratio of 1.03:1. Total FGI’s equity as of December 31, 2017 was approximately $57.8 million. As of December 31, 2016, Our current assets were approximately $47.8 million, and our current liabilities were approximately $42.3 million, which resulted in a current ratio of 1.13:1. Total FGI’s equity as of December 31, 2016 was approximately $49.3 million.

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

Based on our current operating plan, we believe that our existing resources, including cash generated from operations, proceeds from our initial public offering, bank loans, bank notes payable, and advances from suppliers will be sufficient to meet our working capital requirement for our current operations over the next twelve months. We expect to be able to refinance our short-term loans based on past experience and our good credit history. We do not believe failure to refinance our short term loans from certain banks will have a significant negative impact on our normal business operations. Our related parties including our major shareholders and affiliate companies are willing to provide us financial support. Although our operating cash flow was positive in 2017, 2016 and 2015, it is possible for us to have negative cash flow in the future, and for our related parties to be unable or unwilling to provide us financial support as needed. If this happened, the failure to refinance our short-term loans could potentially affect our capital expenditure and expansion of business.

During the period from January 1, 2018 to March 30, 2018, we repaid approximately $5.3 million bank loans and $0.8 million notes payable that become due. We also borrowed approximately $3.6 million bank loans as well as approximately $0.6 million notes payable from various banks in China. All the loans and notes payable are short term in nature and guaranteed by its shareholders, related parties and third parties. If we cannot refinance from commercial banks, our major shareholders and affiliate companies could provide us financial support as needed. Lack of sufficient financial support from local banks or our related parties could potentially affect our capital expenditure and expansion of business. We do not believe failure to refinance from certain banks will have significant negative impact on our normal business operations.

The following table sets forth summary of our cash flows for the periods indicated:

(All amounts in thousands of U.S. dollars)

	2017	2016	2015
Net cash provided by operating activities	$2,474	$5,145	$7,961
Net cash used in investing activities	(14,410)	(24,084)	(8,770)
Net cash provided by financing activities	11,983	7,697	15,058
Effect of exchange rate changes on cash	65	(323)	(75)
Net (decrease) increase in cash	112	(11,564)	14,174
Cash, beginning of year	4,010	15,574	1,400
Cash, end of year	$4,122	$4,010	$15,574

Operating Activities

Net cash provided by operating activities was approximately $2.5 million in 2017, a decrease of $2.7 million compared to cash provided by operating activities of approximately $5.2 million in 2016. The decrease in net cash provided by operating activities was primarily attributable to the following factors:

●	Accounts receivable increased $2.4 million in 2017, compared with increase of $6.9 million in 2016. The increase in account receivable balance corresponded to the trend of increase in sales. Our sales increased by 21.3% or $22.4 million in 2017 compared with 2016.

●	Accounts payable decreased by $1.1 million in 2017, compared with an increase of $6.0 million in 2016. The decrease was primarily financed by increase in short term borrowings.

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

Investing Activities

Net cash used in investing activities was approximately $14.4 million in 2017, a decrease of approximately $9.7 million from net cash used in investing activities of approximately $24.1 million in 2016. The decrease in net cash used in investing activities in 2017 was primarily attributable to less spending associated with the construction in progress in 2017 compared to 2016, as well as a payment made in 2016 for land use rights for $8.3 million that didn’t recur in 2017.

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

Financing Activities

Net cash provided from financing activities was approximately $12.0 million in 2017, compared to approximately $7.7 million in 2016. The increase in net cash provided from financing activities in 2017 was primarily attributable to more proceeds from short term borrowings of $4.9 million in 2017 compared to proceeds of short term borrowings in 2016.

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

In 2016, we used capital expenditures primarily to develop a new factory in Wenling and continue to equip our Allentown facility. In 2017, we continued our capital expenditures in constructing Phase II of our new Wenling factory including purchasing machinery and equipment. Our material cash requirements in 2018 may include (i) investments of approximately $12 million in the new production lines and the construction of manufacturing facilities in our new factory in China; (ii) purchase of equipment for approximately $2.5 million for the Allentown factory. As the demand for our products is expected to grow in the coming years, we will need to add additional manufacturing capacity in Wenling, China and in Allentown factory.

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

Loan Facilities

Short-term Borrowings

As of December 31, 2017, the details of all our short-term bank loans are as follows:

(All amounts in U.S. dollars)

		As of
		December 31, 2017
Agricultural Bank of China (“ABC”)	(1)	$11,831,148
China Merchants Bank (“CMB”)	(2)	3,073,424
PingAn Bank (“PAB”)	(3)	1,536,712
Industrial and Commercial Bank of China (“ICBC”)	(4)	4,019,908
Bank of China (“BOC”)	(5)	3,017,381
East West Bank (“EWB”)	(6)	2,000,000
Postal Savings Bank of China (“PSBC”)	(7)	4,046,597
Pennsylvania Industrial Development Authority – current portion of long-term borrowing (see “long-term borrowing” below)		88,339
East West Bank loan – current portion of long-term borrowing (see “long-term borrowing” below)		83,333
Total		$29,696,842

(1)

During fiscal year 2017, Taizhou Fuling entered into a series of short-term bank loan agreements with ABC for a total amount of $11,831,148. The terms of these loans are six to twelve months with variable interest rates based on the prevailing interest rates, respectively. The effective rates are from 4.57% to 4.90% per annum.

In February 2017, Great Plastics entered into a short-term bank loan agreement with ABC for $691,520. The terms of the loan are twelve months with a variable interest rate based on the prevailing interest rate. The effective rates are 5.66% per annum. This loan was fully repaid in July 2017 prior to its maturity.

These loans were guaranteed by the assets of a third party guaranty company and a shareholder of the Company. The third party guaranty company charges 2% of total loan amount.

(2)

In January, March, July and December 2017, Taizhou Fuling entered into four short-term bank borrowing agreements for approximately $4.5 million (RMB 29.4 million) with CMB for twelve, six, six and twelve months, respectively. The effective rates were 6.09%, 2.67%, 1.99% and 6.09% per annum, respectively. The loans are guaranteed by Special Plastics and Taizhou Fuling’s general manager and Chair of the Board. As of December 31, 2017, $1,398,970 had been repaid in full upon maturity.

(3)

In March 2017, Great Plastics entered into a short-term bank borrowing agreement with PAB with a total amount of $1,536,712 for twelve months. The loan bears a variable interest rate based on the prevailing interest rate set by the People’s Bank of China at the time of borrowing, which equals 180% of the prevailing interest rate. The effective rate is 7.83%. The loan is guaranteed by the assets of Great Plastics.

(4)

During fiscal year 2017, Taizhou Fuling entered into a series of short-term loan agreements with ICBC for a total amount of $7,092,174. The terms of these loans are five to twelve months with the interest rates ranged from 2.14% to 5.00% per annum. As of December 31, 2017, $3,024,902 of them had been repaid upon maturity.

59

(5)

During fiscal year 2017, Taizhou Fuling and Great Plastics entered into a series of short-term bank borrowing agreements and other financing agreements with BOC. The terms of the loans are three to twelve months, with fixed interest rates based on London InterBank Offered Rate (“LIBOR”) (for loans dominated in USD) or prime loan rates issued by People’s Bank of China (for loans dominated in RMB), plus certain base points. The effective interest rates vary from 1.97% to 5.57% per annum. The loans to Taizhou Fuling are guaranteed by the Chief Executive Officer (“CEO”). The loans to Great Plastics are guaranteed by the CEO and Chair of the Board.

(6)	On March 9, 2017, Direct Link entered into a line of credit agreement with East West Bank for $2,000,000 for one year. The annual interest rate is equivalent to LIBOR rate plus 2.75%. Direct Link is required to make restricted deposit of $73,336 for one year with an initial interest rate of 3.76% per annum. The line of credit is guaranteed by Fuling Global. The agreements require Direct Link to comply with certain financial covenants and ratios, including to maintain minimum debt service coverage ratio of 1.25 times and to maintain maximum total debt to equity ratio of 3.0 times etc. Direct Link will be measured semi-annually at June 30th and December 31st. Direct Link was not in compliance as of December 31, 2017. On April 7, 2017, Direct Link drew down $1,500,000 with the effective rate of 3.86% per annum. On December 1, 2017, Direct Link drew down another $500,000 with the effective rate of 4.45% per annum. Interest expense incurred on this loan for the year ended December 31, 2017 was $46,182. On March 14, 2018, East West Bank approved to extend the loan to June 9, 2018. Also East West Bank waived financial covenant violations at December 31, 2017.

(7)	In November and December 2017, Taizhou Fuling entered into a series of short-term bank loan agreements with PSBC for $2,975,004 and $1,071,593, respectively. The terms of these loans are twelve and five months, respectively. The effective rates are 2.65% and 4.15% per annum, respectively.

As of December 31, 2017, land use rights in the amount of $9,523,546 and property and buildings in the amount of $19,453,877 were pledged for all the above loans.

As of December 31, 2016, the details of all our short-term bank loans are as follows:

(All amounts in U.S. dollars)

		As of
		December 31, 2016
Agricultural Bank of China (“ABC”)	(1)	$1,079,949
China Merchants Bank (“CMB”)	(2)	2,759,227
PingAn Bank (“PAB”)	(3)	1,439,933
Industrial and Commercial Bank of China (“ICBC”)	(4)	3,239,848
Bank of China (“BOC”)	(5)	3,425,467
Zhejiang Mintai Commercial Bank (“MTB”)	(6)	5,759,730
Pennsylvania Industrial Development Authority – current portion of long-term borrowing (see “Long-term Borrowing” below)		86,808
Total		$17,790,962

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

(2)	During fiscal year 2016, Taizhou Fuling entered into a series of seven short-term bank loan agreements with CMB for five to twelve months. The interest rates ranged from 1.10% to 6.09% per annum. $1,440,000 of them had been repaid subsequent after December 31, 2016.

(3)	In March 2016, Great Plastics entered into three short-term bank borrowing agreements with PAB with a total amount of $2,159,899 for six months. These loans bear a variable interest rate based on the prevailing interest rate set by the People’s Bank of China at the time of borrowing, plus 30% of the prevailing interest rate. The effective rate is 5.98%. The loans are guaranteed by the assets of Great Plastics. These loans had been repaid upon maturity.

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

(4)

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

(5)	During fiscal year 2016, Taizhou Fuling and Great Plastics entered into a series of short-term bank borrowing agreements and other financing agreements with BOC. The terms of the loans are three to twelve months, with fixed interest rates based on LIBOR (for loans dominated in USD) or prime loan rates issued by People’s Bank of China (for loans dominated in RMB), plus certain base points. The effective interest rates vary from 1.56% to 5.9% per annum. The loans to Taizhou Fuling are guaranteed by Great Plastics and Taizhou Fuling’s general manager. The loans to Great Plastics are guaranteed by Taizhou Fuling’s general manager and Chair of the Board.

(6)	In October and December in 2016, Taizhou Fuling entered into two loan agreements with MTB for $5,759,730 respectively for six and six months. The effective rates were 6.41% per annum, respectively. The loan is guaranteed by Taizhou Fuling’s general manager.

As of December 31, 2016, land use rights in the amount of $9,084,213 and property and buildings in the amount of $3,950,101 and equipment in the amount of $0, respectively, were pledged for the above loans.

As of December 31, 2015, the details of all our short-term bank loans are as follows:

(All amounts in U.S. dollars)

		As of
		December 31, 2015
Agricultural Bank of China (“ABC”)	(1)	$1,155,321
China Construction Bank (“CCB”)	(2)	1,232,343
China Merchants Bank (“CMB”)	(3)	1,000,293
PingAn Bank (“PAB”)	(4)	2,310,643
China Citic Bank (“CITIC”)	(5)	1,622,457
Industrial and Commercial Bank of China (“ICBC”)	(6)	4,079,145
Bank of China (“BOC”)	(7)	3,864,625
Total		$15,264,827

(1)	In January and May 2015, Great Plastics entered into two short-term bank loan agreements with ABC for twelve and six months, respectively. The loans bear a variable interest rate based on the prevailing interest rate set by the People’s Bank of China at the time of borrowing, plus 30 basis points. The effective rates were 5.06% and 5.58% per annum, respectively. The loans were guaranteed by the assets of Great Plastics, a third party guaranty company and a shareholder of the Company. These loans had been repaid in full upon maturity.

(2)	In July 2015, Taizhou Fuling entered into a short term bank loan agreement with CCB for $1,232,343 for twelve months. The loan bears interest rate that equals to China’s one year loan prime rate, plus 29.25 base points. The effective interest rate is 5.14% per annum. This loan had been repaid in full upon maturity.

These loans are guaranteed by the Company’s principal shareholders and Zhejiang Special Plastics Technology Co., Ltd. (“Special Plastics”), an affiliated company owned by a shareholder of the Company. In addition, the Company has pledged land use rights, properties and machinery equipment of Taizhou Fuling as collaterals for the loans outstanding as of December 31, 2015.

(3)	In October and December 2015, Taizhou Fuling entered into two short-term bank borrowing agreements for approximately $1.0 million (RMB 6.5 million) with CMB for six months. The loan bears a variable interest rate based on published six-month London Interbank Offered Rate (“LIBOR”), plus 60 basis points. The effective rates were 1.13% and 1.42% per annum, respectively. The loans are guaranteed by Special Plastics and Taizhou Fuling’s general manager and Chair. These loans had been repaid upon maturity.

(4)	In March 2015, Great Plastics entered into three short-term bank borrowing agreements with PAB with a total amount of $2,310,643 for six months to one year. The effective rates were 6.4%, 7.06% and 6.8% per annum, respectively. The loans were also guaranteed by the assets of Great Plastics. These loans had been repaid upon maturity.

(5)	During fiscal year 2015, Taizhou Fuling and Great Plastics, entered into a series of short-term bank borrowing agreements with CITIC. The terms of the loans are four to twelve months. The interest rate was equal to three-month LIBOR. The loans were fully repaid on March 17, 2016.

(6)	During fiscal year 2015, Taizhou Fuling entered into a series of short-term bank borrowing agreements with ICBC. The terms of the loans are five months to one year, with fixed interest rates ranging from 2.33% to 6.16% per annum. These loans are guaranteed by the shareholders of Special Plastics, its shareholders and third party individuals. In addition, the Company has pledged the land use right and properties as collateral.

(7)	During fiscal year 2015, Taizhou Fuling and Great Plastics entered into a series of short-term bank borrowing agreements and other financing agreements with BOC. The terms of the loans are three to twelve months, with fixed interest rates based on LIBOR (for loans dominated in USD) or prime loan rates issued by People’s Bank of China (for loans dominated in RMB), plus certain base points. The effective interest rates vary from 1.56% to 5.9% per annum. The loans to Taizhou Fuling are guaranteed by Great Plastics and Taizhou Fuling’s general manager. The loans to Great Plastics are guaranteed by Taizhou Fuling’s general manager and Chair of the Board.

As of December 31, 2015, land use rights in the amount of $1,499,417, property and buildings in the amount of $4,378,554 and equipment in the amount of $5,236,272, respectively, were pledged for the above loans.

Long-term Borrowing

Long-term borrowings consisted of the following:

		As of	As of	As of
		December 31, 2017	December 31, 2016	December 31, 2015
Pennsylvania Industrial Development Authority – long term	(1)	$748,132	$836,471	$-
Agricultural Bank of China (“ABC”)	(2)	137,088	-	-
East West Bank (“EWB”) – long term	(3)	916,667	-	-
Total		$1,801,887	$836,471	$-

(1)	On September 28, 2016, Fuling USA entered into a ten-year Machinery and Equipment Loan Agreement with the Pennsylvania Industrial Development Authority for $937,600, with fixed interest rate of 1.75%. This loan has been collateralized by the machinery and equipment, worth approximately $1.72 million. As of December 31, 2017, the amount of long-term borrowing was $836,471, and it consists of $88,339 of which is due within a year and $748,132 which is due over a year.

Future obligations for payments of this long-term loan are as below:

Twelve months ended December 31,
2018	$88,339
2019	89,898
2020	91,484
2021	93,098
2022	94,740
Thereafter	378,912
Total	$836,471

(2)	On October 31, 2016, Fuling USA entered into a buyer’s credit Loan Agreement with Agricultural Bank of China Limited for a line of credit in the amount of $5,903,723 (RMB 41 million) for 18 months. The loan bears a variable interest rate based on the prevailing interest rate set by the People’s Bank of China at the time of borrowing, plus 6% of the prevailing interest rate. As of December 31, 2017, the amount of long-term borrowing was $137,088, and the effective rate was 5.30% per annum. The line of credit’s purpose is to acquire equipment. China Export & Credit Insurance Corporation provides insurance for the line of credit. The line of credit is effective for the period from first day of loan to 18 months after the first day of loan.

(3)	On March 9, 2017, Fuling USA entered into a Delayed Draw Term Loan agreement with East West Bank for $1,000,000. The amount drawn will be turned into a 5-year term loan at LIBOR rate plus 3.00%. The loan is guaranteed by Fuling Global. Fuling USA is required to make a restricted deposit of $41,900 for one year with an initial interest rate of 4.19% per annum. The agreement requires Fuling USA to comply with certain financial covenants and ratios, including to maintain minimum debt service coverage ratio of 1.25 times and to maintain maximum total debt to equity ratio of 3.0 times etc. Fuling USA’s compliance with these covenants will be reviewed semi-annually at June 30th and December 31th. Fuling USA was in compliance as of December 31, 2017. On April 7 and December 1, 2017, Fuling USA drew down $500,000 (April 2017 Loan) and $500,000 (December 2017 Loan), respectively. April 2017 loan will expire April 7, 2023 and December 2017 loan will expire on December 1, 2023. Both April 2017 loan and December 2017 loan require interest only payment for the first year and require interest and principal payments for years from second year to sixth year. The effective rate was 4.11% per annum. As of December 31, 2017, the amount of long-term borrowing was $1,000,000, and it consists of $83,333 of which is due within a year and $916,667 which is due over a year.

Future obligations for payments of this long-term loan are as below:

Twelve months ended December 31,
2018	$83,333
2019	200,000
2020	200,000
2021	200,000
2022	200,000
Thereafter	116,667
Total	$1,000,000

Bank Notes Payable

The Company had the following bank notes payable as of December 31, 2017:

December 31, 2017
ICBC, due various dates from January 28, 2018 to May 27, 2018	$3,052,664
ABC, due various dates from February 10, 2018 to April 30, 2018	1,384,016
CITIC, due various dates from January 31, 2018 to August 29,2018	599,169
Total	$5,035,849

The Company had the following bank notes payable as of December 31, 2016:

December 31, 2016
ICBC, due various dates from January 12, 2017 to June 29, 2017	$1,564,479
CMBC, due April 8, 2017 and April 24, 2017	345,584
ABC, due various dates from March 28, 2017 to April 28, 2017	283,315
CITIC, due various dates from February 5, 2017 to June 27, 2017	363,390
Total	$2,556,768

The Company had the following bank notes payable as of December 31, 2015:

December 31, 2015
ICBC, due various dates from January 17, 2016 to June 23, 2016	$2,409,055
CITIC, due various dates from January 28, 2016 to June 29, 2016	430,728
Total	$2,839,783

As of December 31, 2017, 2016 and 2015, $3,653,431, $1,461,632 and $2,128,538 cash deposits were held by banks as a guaranty for the notes payable, respectively.

All loans and bank acceptance notes due as of the date of this filing have been repaid. From January to March 2018, the Company repaid approximately $5.3 million bank loans and $0.8 million notes payable that become due. The Company also borrowed approximately $3.6 million bank loans as well as approximately $0.6 million notes payable from various banks in China. All the loans and notes payable are short term in nature and guaranteed by its shareholders, related parties and third parties.

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

Restrictions on net assets also include the conversion of local currency into foreign currencies, tax withholding obligations on dividend distributions, the need to obtain State Administration of Foreign Exchange approval for loans to a non-PRC consolidated entity. We did not have these restrictions on our net assets as of December 31, 2017, December 31, 2016 and December 31, 2015. We are also party to certain debt agreements that are secured with collateral on our real property, but such debt agreements do not restrict our net assets and instead only impose restrictions on the pledged property. To the extent we wish to transfer pledged property, we are able to do so subject to the obligation that we settle the loan obligation.

The following table provides the amount of our statutory reserves, the amount of restricted net assets, consolidated net assets, and the amount of restricted net assets as a percentage of consolidated net assets, as of December 31, 2017, 2016 and 2015.

	As of December 31,
	2017	2016	2015
Statutory Reserves	$4,617,039	$4,017,957	$2,868,844
Total Restricted Net Assets	$4,617,039	$4,017,957	$2,868,844
Consolidated Net Assets	$57,843,550	$49,334,539	$43,181,367
Restricted Net Assets as Percentage of Consolidated Net Assets	7.98%	8.14%	6.64%

Total restricted net assets accounted for approximately 7.98% and 8.14% of our consolidated net assets as of December 31, 2017 and 2016, respectively. As our subsidiaries usually set aside only 10% of after-tax net profits each year to fund the statutory reserves and are not required to fund the statutory reserves when they incur losses, we believe the potential impact of such restricted net assets on our liquidity is limited.

Capital Expenditures

We had capital expenditures of approximately $6.5 million, $4.0 million and $5.5 million for the years ended December 31, 2017, 2016 and 2015, respectively for additions to and renovations of our workshops and office buildings; and purchases of equipment in connection with our business activities.

In 2018, our capital expenditures are expected to be approximately $14.5 million, and will be primarily related to investments of approximately $7 million in the phase II construction of manufacturing facilities and $5 million in machinery and equipment, in our new factory in China, and $2.5 million for the Allentown factory.

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

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”). ASU 2014-09 requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. The guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. In August 2015, the FASB issued ASU No. 2015-14, “Deferral of the Effective Date” (“ASU 2015-14”), which defers the effective date for ASU 2014-09 by one year. For public entities, the guidance in ASU 2014-09 will be effective for annual reporting periods beginning after December 15, 2017 (including interim reporting periods within those periods), and for all other entities, ASU 2014-09 will be effective for annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019. In March 2016, the FASB issued ASU No. 2016-08, “Principal versus Agent Considerations (Reporting Revenue versus Net)” (“ASU 2016-08”), which clarifies the implementation guidance on principal versus agent considerations in the new revenue recognition standard. In April 2016, the FASB issued ASU No. 2016-10, “Identifying Performance Obligations and Licensing” (“ASU 2016-10”), which reduces the complexity when applying the guidance for identifying performance obligations and improves the operability and understandability of the license implementation guidance. In May 2016, the FASB issued ASU No. 2016-12 “Narrow-Scope Improvements and Practical Expedients” (“ASU 2016-12”), which amends the guidance on transition, collectability, noncash consideration and the presentation of sales and other similar taxes. In December 2016, the FASB further issued ASU 2016-20, “Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers” (“ASU 2016-20”), which makes minor corrections or minor improvements to the Codification that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. The amendments are intended to address implementation and provide additional practical expedients to reduce the cost and complexity of applying the new revenue standard. These amendments have the same effective date as the new revenue standard. The Company assessed the potential impact of the adoption Topic 606 using the retrospective transition method, but does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements. The Company believes that its current revenue recognition policies are generally consistent with the new revenue recognition standards set forth in ASU 2014-09. Potential adjustments to input measures are not expected to be pervasive to the majority of the Company’s contracts.

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

In May 2017, the FASB issued ASU 2017-09, “Scope of Modification Accounting”, which amends the scope of modification accounting for share-based payment arrangements, provides guidance on the types of changes to the terms or conditions of share-based payment awards to which an entity would be required to apply modification accounting under ASC 718. For all entities, the ASU is effective for annual reporting periods, including interim periods within those annual reporting periods, beginning after December 15, 2017. Early adoption is permitted, including adoption in any interim period. The Company does not expect that adoption of this guidance will have a material impact on its consolidated financial statements and related disclosures.

In September 2017, the FASB issued ASU 2017-13, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842). The main objective of this pronouncement is to clarify the effective date of the adoption of ASC Topic 606 and ASC Topic 842 and the definition of public business entity as stipulated in ASU 2014-09 and ASU 2016-02. ASU 2014-09 provides that a public business entity and certain other specified entities adopt ASC Topic 606 for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. All other entities are required to adopt ASC Topic 606 for annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019. ASU 2016-12 requires that “a public business entity and certain other specified entities adopt ASC Topic 842 for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. All other entities are required to adopt ASC Topic 842 for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020”. ASU 2017-13 clarifies that the SEC would not object to certain public business entities electing to use the non-public business entities effective dates for applying ASC 606 and ASC 842. ASU 2017-13, however, limits such election to certain public business entities that “otherwise would not meet the definition of a public business entity except for a requirement to include or inclusion of its financial statements or financial information in another entity’s filings with the SEC”. The Company expects that the adoption of this ASU would not have a material impact on its unaudited condensed financial statements.

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

The R&D team has 230 dedicated employees who are researchers and analysts focused on product development and design of systems to automate our production process. Quality control is an important aspect of the teams’ work and ensuring quality at every stage of the process has been a key driver in maintaining and developing brand value for our Company.

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

During years ended December 31, 2017, 2016 and 2015, we spent $2.95 million, $2.36 million and $2.09 million, respectively, on R&D. The increase of the amount spent on R&D was due to more R&D projects in 2017 and 2016 than 2015. R&D expenditures in each year were for the following purposes:

	Year Ended December 31,
	2017	2016	2015
	(in millions)	(in millions)	(in millions)
Purpose
Salaries	$0.70	$0.60	$0.60
Materials	1.97	1.36	1.23
Other	0.28	0.40	0.26
Total	$2.95	$2.36	$2.09

We expect to increase our R&D expenditures proportionate to our revenue increase in 2018.

The following chart shows some of our recent research projects.

Project	Source	Year
Recrystallization heat-resistant full-degradable tableware	Self-Developed	2017

Study of automatic packaging of tableware	Self-Developed	2017

Melt grafted modified polypropylene cutlery	Self-Developed	2017

Controllable bio-degradable polypropylene cutlery	Self-Developed	2017

Highly transparent quick injection molding cutlery	Self-Developed	2017

Natural antibacterial material composite tableware	Self-Developed	2017

Food grade antistatic BOPP Straw wrapping film	Self-Developed	2017

High strength cutlery development	Self-Developed	2017

Light weight PET cup	R&D cooperation with Chinese Academy of Sciences	2017

High heat resistent crystallization CPET oven plate	Self-Developed	2017

Disposable Paper-Like Cups	R&D cooperation with Chinese Academy of Sciences	2016

High Quality Printing Paper	R&D cooperation with Chinese Academy of Sciences	2016

Paper Cup	Self-Developed	2016

PET Cups with/without Printing	Self-Developed	2016

PET Salad Bowl	Self-Developed	2016

Injection Deli with Printing	Self-Developed	2016

Thermoforming Deli with Printing	Self-Developed	2016

PP School Tray	Self-Developed	2016

Double Barrel	Self-Developed	2015

Spoon Straw	Self-Developed	2015

PP Plate	Self-Developed	2015

Intellectual Property

Our Patents

We rely on our technology patents to protect our business interests and ensure our position as a pioneering manufacturer in our industry. We have placed a high priority on the management of our intellectual property. Some products that are material to our operating results incorporate patented technology. Patented technology is critical to the continued success of our products. However, we do not believe that our business, as a whole, is dependent on, or that its profitability would be materially affected by, the revocation, termination, or expiration of, or infringement upon, any specific single patent. The following chart represents the selected patents issued to us:

Proprietary name	Patent No.	Patent type	Application Date	Approval Date	Expiration Date	Authority

Cup	US D724,426 S	Design	2014.07.24	2015.03.17	2029.03.17	United States Patent and Trademark Office

Set of Clamshell containers	US D793,225 S	Design	2016.02.02	2017.08.01	2026.06.22	US Patent and Trademark Office

A type of disposable spoon	Z1 2016 2 0406977.8	Utility model	2016.05.05	2016.11.16	2026.05.05	China State Intellectual Property Office

A type of disposable cutlery	Z1 2016 2 0401916.2	Utility model	2016.05.05	2016.11.16	2026.05.05	China State Intellectual Property Office

A cup with measuring cup	Z1 2016 2 0640630.X	Utility model	2016.06.22	2017.07.21	2026.06.22	China State Intellectual Property Office

A type of cup combination	Z1 2016 2 0634342.3	Utility model	2016.06.22	2017.01.18	2025.5.24	China State Intellectual Property Office

A type of multi-function smart packaging machine	Z1 2016 2 1002052.3	Utility model	2016.08.31	2017.03.29	2025.5.24	China State Intellectual Property Office

Food grade polypropylene composite material and preparation and uses	ZL 2010 1 0116076.2	Patent	2010.03.02	2013.06.05	2030.03.01	China State Intellectual Property Office

Two section straw packaging and transmission system	ZL 2007 1 0156428.5	Patent	2007.10.26	2010.12.15	2027.10.25	China State Intellectual Property Office

Split-type goblets	ZL 2010 2 0684010.9	Utility model	2010.12.28	2011.08.03	2020.12.27	China State Intellectual Property Office

Plates	ZL 2010 3 0701465.2	Design	2010.12.29	2011.08.03	2020.12.28	China State Intellectual Property Office

Cup with curled rim	ZL 2011 2 0049179.1	Utility model	2011.02.26	2011.08.24	2021.02.25	China State Intellectual Property Office

Spork	ZL 2010 2 0685416.9	Utility model	2010.12.28	2011.09.07	2020.12.27	China State Intellectual Property Office

Multipurpose fork	ZL 2010 2 0685497.2	Utility model	2010.12.28	2011.10.19	2020.12.27	China State Intellectual Property Office

Anti-counterfeit bags	ZL 2011 2 0049491.0	Utility model	2011.02.26	2011.10.19	2021.02.25	China State Intellectual Property Office

Combined serviceware package	ZL 2010 2 0684440.0	Utility model	2010.12.28	2011.11.09	2020.12.27	China State Intellectual Property Office

Hollow-handle cutlery	ZL 2010 2 0684221.2	Utility model	2010.12.28	2011.11.30	2020.12.27	China State Intellectual Property Office

Serviceware kit (toughened)	ZL 2011 3 0402067.5	Design	2011.11.07	2012.05.16	2021.11.06	China State Intellectual Property Office

Ice cream cup	ZL 2011 2 0561621.9	Utility model	2011.12.29	2012.10.03	2021.12.28	China State Intellectual Property Office

Cover/lid	ZL 2012 3 0240031.6	Design	2012.06.11	2012.10.31	2022.06.10	China State Intellectual Property Office

Cover remover	ZL 2012 2 0285999.5	Utility model	2012.06.16	2013.01.09	2022.06.15	China State Intellectual Property Office

Packaging barrel	ZL 2012 2 0288697.3	Utility model	2012.06.16	2013.01.09	2022.06.15	China State Intellectual Property Office

Bowls	ZL 2012 3 0542829.6	Design	2012.11.09	2013.04.10	2022.11.08	China State Intellectual Property Office

Plates (honeycomb design)	ZL 2012 3 0543240.8	Design	2012.11.09	2013.04.10	2022.11.08	China State Intellectual Property Office

Cutlery with removable structure	ZL 2012 2 0591687.7	Utility model	2012.11.09	2013.05.01	2022.11.08	China State Intellectual Property Office

Bowl for noodles	ZL 2010 3 0701464.8	Design	2010.12.29	2011.06.08	2020.12.28	China State Intellectual Property Office

Combined fork and cutlery	ZL 2010 2 0683337.4	Utility model	2010.12.28	2011.10.19	2020.12.27	China State Intellectual Property Office

Multipurpose clip	ZL 2011 2 0048688.2	Utility model	2011.02.26	2011.10.19	2021.02.25	China State Intellectual Property Office

Water dispenser bucket with handle	ZL 2011 2 0219976.X	Utility model	2011.06.27	2012.01.25	2021.06.26	China State Intellectual Property Office

Plate	ZL 2015 3 0165070.8	Design	2015.05.27	2015.09.02	2025.05.26	China State Intellectual Property Office

Serviceware distribution organization	ZL 2015 2 0307980. X	Utility model	2015.05.13	2015.09.09	2025.05.12	China State Intellectual Property Office

High luminous suction cup	ZL 2015 2 0332164.4	Utility model	2015.05.21	2015.09.23	2025.05.20	China State Intellectual Property Office

High transparent children plate	ZL 2015 2 0343466.1	Utility model	2015.05.25	2015.09.23	2025.05.24	China State Intellectual Property Office

High transparent antiskid serviceware	ZL 2015 2 0343446.4	Utility model	2015.5.25	2015.9.23	2025.5.24	China State Intellectual Property Office

Our Trademarks

In addition to our patents, we also rely on trademarks and service marks to protect our intellectual property and branding. Below is a selected list of our registered marks.

Mark	Owner	Classification Number(1)	Registration Date	Expiration Date		Authority
	Taizhou Fuling Taizhou Fuling	8 – #4712944 21 – #4712943	2008.3.28 2008.12.28	2028.3.27 2028.12.27		China State Administration for Industry and Commerce

	Taizhou Fuling Taizhou Fuling	8 – #4712945 21 – #4712946	2008.3.28 2008.12.28	2028.3.27 2028.12.27		China State Administration for Industry and Commerce

	Taizhou Fuling	21 – #1032903 2)	2009.11.16	2019.11.16		Intellectual Office Property Register

	Taizhou Fuling Taizhou Fuling	8 – #11235808 21 – #11235777	2013.12.14 2013.12.14	2023.12.13 2023.12.13		China State Administration for Industry and Commerce

	Taizhou Fuling	21 – #8441442	2011.7.14	2021.7.13		China State Administration for Industry and Commerce

	Taizhou Fuling	21 – #11235865	2013.12.14	2023.12.13		China State Administration for Industry and Commerce

	Taizhou Fuling	8 – #11236889	2013.12.14	2023.12.13		China State Administration for Industry and Commerce

	Great Plastics Great Plastics	8 – #9966708 21 – #9966694	2012.11.21 2013.3.7	2022.11.20 2023.3.6		China State Administration for Industry and Commerce

	Great Plastics	8 – #9966716	2012.11.21	2022.11.20		China State Administration for Industry and Commerce

	Great Plastics Great Plastics	8-# 12489484 21-# 12489468	2014.9.28 2014.9.28	2024.9.27 2024.9.27		China State Administration for Industry and Commerce

	Fuling USA	8 – #4291028	2013.2.19	—	(3)	United States Patent and Trademark Office

(1)	Classification 8 products consist of serviceware (knife, fork and spoon); knife and fork set serviceware; steel knives; chopping knives; ice hammers; spoons; wine ladles; long handle spoons and tongs for sugar cubes. Classification 21 products consist of non-precious metal serviceware (except knives, forks and spoons); enamel and plastic ware for everyday use (including basins, bowls, plates, kettles and cups); ice cream sticks; lunch boxes; utensils for household uses; covers for dishes; paper or plastic cups; ice creams spoons; non-precious serviceware and picnic baskets (including plates and dishes).

(2)	Basing on #4712946 registration in China, we have registered the trademark at the International Bureau of the World Intellectual Property Organization (WIPO) under the Madrid Agreement and Protocol. Please see the details after this chart.

(3)	The registration is valid as long as Fuling USA timely files all post registration maintenance documents.

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

The plastic resins we primarily use are polypropylene (“PP”), polystyrene (“PS”) which includes General Purpose Polystyrene (“GPPS”), High Impact Polystyrene (“HIPS”), and Polyethylene Terephthalate (“PET”). We began to use PET in 2016 to produce and fulfill orders of PET cups and cup lids. The following chart shows their percentages of our total cost of raw materials for the years ended December 31, 2017, 2016 and 2015:

	Year Ended December 31,
Raw Material	2017	2016	2015
PP	44.27%	49.05%	48.30%
GPPS	21.24%	21.01%	28.46%
HIPS	2.46%	2.62%	2.20%
PET	8.84%	6.71%	-%
Total	76.81%	79.39%	78.96%

The following chart shows the monthly prices of PP, GPPS, HIPS, PET and Brent oil (one kind of crude oil) from January 2015 to March 2018:

	PP ($/LB)	GPPS ($/LB)	HIPS ($/LB)	PET ($/LB)	Brent Oil ($/barrel)
2015
January	$0.730	0.910	1.010	-	47.870
February	0.740	0.870	0.970	-	58.140
March	0.725	0.870	0.970	-	55.930
April	0.685	0.920	1.020	-	61.020
May	0.675	0.950	1.050	-	65.630
June	0.685	0.900	1.000	-	63.800
July	0.670	0.960	1.060	-	56.690
August	0.655	0.930	1.030	-	48.100
September	0.645	0.840	0.940	-	51.050
October	0.675	0.840	0.940	-	51.220
November	0.658	0.836	1.054	-	48.370
December	0.637	0.824	0.917	-	36.280
2016
January	0.607	0.815	0.914	-	30.700
February	0.580	0.805	0.914	-	32.180
March	0.720	0.886	1.100	-	38.031
April	0.720	0.891	0.988	0.830	41.583
May	0.730	0.879	0.976	0.810	46.757
June	0.740	0.858	0.949	0.760	48.247
July	0.929	0.974	1.062	0.820	47.250
August	0.753	0.884	0.962	0.810	47.310
September	0.886	0.898	1.039	0.820	46.900
October	0.886	0.896	1.030	0.830	49.710
November	0.910	0.920	1.050	0.840	47.310
December	0.920	0.970	1.130	0.820	56.140
2017
January	0.900	0.970	1.160	0.840	53.200
February	0.919	1.063	1.169	0.830	56.620
March	0.916	1.017	1.182	0.830	53.14
April	0.910	0.976	1.144	0.840	51.15
May	0.914	0.932	1.101	0.820	51.84
June	0.906	0.923	1.092	0.840	47.80
July	0.894	0.934	1.112	0.860	52.63
August	0.886	0.953	1.115	0.870	50.67
September	0.893	0.964	1.131	0.890	56.63
October	0.883	0.964	1.126	0.869	57.93
November	0.892	0.960	1.129	0.873	62.69
December	0.912	0.963	1.132	0.887	66.17
2018
January	0.946	1.011	1.160	0.940	68.00
February	$0.965	1.043	1.183	0.950	68.90
Increased	32.19%	14.62%	17.13%	14.46%	43.93%

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

We have consistently invested in R&D and new equipment and technology to increase our cost competitiveness. The following chart illustrates the effect:

	2015	2016	2017	Increase (decrease) from 2015 to 2017
Average Worker Annual Salary	$6,998	$7,719	$8,628	23.3%
R&D Expense	$2,091,513	$2,355,539	$2,953,477	41.2%
Productivity Per Employee	$138,960	$145,058	$121,572	-12.5%

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

Business Development Trends

Our prices fluctuate based on changes in our material costs. We and our long-term customers closely follow changes in such prices and adjust our product prices accordingly. While the oil prices fluctuated in 2017 and 2016, we have been able to maintain our profit margins on the year until the fourth quarter when oil prices rebounded and there is a lag of at least one quarter, sometimes two to implement product price increases.

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

F. Tabular Disclosure of Contractual Obligations

Below is a table setting forth all of our contractual obligations as of December 31, 2017, which consists of our short-term loan agreements, loans from third parties and due to related parties:

	Payment Due by Period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Short-Term Debt Obligations	$29,696,842	$29,696,842	$0	$0	$0
Long-Term Debt Obligations	1,801,887	0	1,011,568	790,319	0
Bank Acceptance Notes Payable	5,035,849	5,035,849	0	0	0
Capital Lease Obligations	4,127,290	2,755,931	1,371,359	0	0
Operating Lease Obligations	3,264,344	534,589	1,606,722	926,102	196,931
Letter of Credit	7,903,723	7,903,723	0	0	0
Purchase Obligations	7,947,851	7,947,851	0	0	0
Other Long-Term Liabilities Reflected on the Registrant’s Balance Sheet under GAAP	0	0	0	0	0
Loans from Third Parties	0	0	0	0	0
Total	$59,777,786	$53,874,745	$3,989,649	$1,716,421	$196,931

G. Safe Harbor

See “SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS.”

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

The following table provides information regarding our senior management ,directors and a key U.S. executive as of March 30, 2018:

Name	Age	Position(s)
Xinfu Hu	57	Chief Executive Officer
Guilan Jiang	54	Chair of Board of Directors and Chief Operating Officer
Gilbert Lee	60	Chief Financial Officer
Sujuan Zhu	46	Director
Jian Cao	67	Director (Independent)
Hong (Simon) He	49	Director (Independent)
Donald T. Cunningham, Jr.	52	Director (Independent)
John C. Kunes	68	Executive Vice President of Fuling USA

The business address of all such senior management and directors is Southeast Industrial Zone, Songmen Town, Wenling, Zhejiang Province, People’s Republic of China 317511.

Directors

Guilan Jiang. Ms. Jiang has served as the Chief Operating Officer and Chair of the Company since September 2015. Ms. Jiang co-founded Taizhou Fuling in October of 1992 with her husband, Mr. Xinfu Hu, our CEO, and serves as the legal representative and the Chair. Ms. Jiang co-founded Great Plastics in March 2010 with Mr. Xinfu Hu and Ms. Sujuan Zhu, and serves as the legal representative, the general manager and a director. Ms. Jiang previously owned 95% of Zhejiang Special Plastics Technology Co., Ltd. (“Special Plastics”) from September 2006 through 2015 and acts as a supervisor. Ms. Jiang is the general manager and a shareholder of Wenling Wantong Investment Co., Ltd. Ms. Jiang has been certified by Zhejiang Province as a senior economist in 2012. This qualification certifies her qualification and experience in business management, and understanding of the global economic marketplace in which we operate and shows that she has passed certain qualification tests in business field. Currently Ms. Jiang is Deputy Chair of the China Plastics Processing Industry Association, Deputy Chair of the Zhejiang Female Entrepreneur Association, and Chair of the Wenling Plastics Association. Ms. Jiang has acted as a representative of the local People’s Congress several times, most recently, in March 2017. Ms. Jiang has received an award as an Outstanding Female in China, as a Top 10 Outstanding Female in Zhejiang, and as an Excellent Entrepreneur in Taizhou and Wenling. Ms. Jiang received her associate degree in accounting from China University of Geosciences in 2006. We have chosen Ms. Jiang to serve as the Chair of our board of directors because of her more than twenty years of experience in our industry, and leadership at the national level.

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

Jian Cao. Mr. Cao has been an independent member of our board of directors since July 2015. Mr. Cao has been the Executive Vice President at the China Plastics Processing Industry Association since May 1995 and legal representative since May 2011. In this capacity, Mr. Cao manages the daily operations of the association. Mr. Cao has helped the Association participate in the development of the national standards applicable to the plastics industry. Prior to working with the China Plastics Processing Industry Association, Mr. Cao served a plastic industry association in Liaoning Province, including as general manager, since 1978. Since August 2013, Mr. Cao has also served as a director at Xinjiang Tianye Water Saving Irrigation System Company Limited, a public company in China. Mr. Cao is also a director at Jiangsu Cenmen Equipment Co., Ltd., another public company in China. Mr. Cao has also been a director at the China Light Industry Federation since May 2012. Since May 2013, Mr. Cao has been chief of the national standardization technical committee for the plastics industry. Mr. Cao earned his bachelor degree in October 1978 from Dalian University of Technology. We believe Mr. Cao’s qualifications to serve on our board of directors include his knowledge of our industry, with almost 40 years’ experience in the plastics industry.

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

B. Compensation

Compensation of Directors and Executive Officers

In 2017, we paid an aggregate of approximately US$213,272  in cash as salaries and fees to our senior executives, officers and directors named in this annual report, and granted an aggregate of 23,705 Ordinary Shares to our directors and executive officers. We do not separately set aside any amounts for pensions, retirement or other benefits for our executive officers, other than pursuant to relevant statutory requirements.

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

D. Employees

As of December 31, 2017, we employed a total of 1,862 full-time and no part time employees in the following functions:

	Number of Employees
Department	December 31, 2017	December 31, 2016	December 31, 2015
Senior Management	23	23	22
Human Resource & Administration	71	54	40
Finance	18	19	15
Research & Development	230	180	99
Material Management	15	15	13
Quality Control	90	80	57
Production	1396	970	865
Sales & Marketing	19	18	18
Total	1,862	1359	1,129

Production employees increased in 2016 and 2017 as our volume of orders required us to hire additional employees to meet demand, notwithstanding automation.

Of our total employees on December 31, 2017, 1,817 were employed in China and 45 were employed in the United States (not including John Kunes, our U.S. - based Executive Vice President who is an independent contractor). We anticipate that, when our Allentown facility is at its planned maximum capacity of 12 straw production lines and other product manufacturing lines, we will have approximately 70 employees in the United States.

Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages.

We are required under PRC law to make contributions to employee benefit plans at specified percentages of our after-tax profit. In addition, we are required by PRC law to cover employees in China with various types of social insurance. In 2017, we contributed approximately $802,443 and $1,652,495 to the employee benefit plans and social insurance, respectively. In 2016, we contributed approximately $657,074 and $1,183,373 to the employee benefit plans and social insurance, respectively. In 2015, we contributed approximately $408,531 and $785,432 to the employee benefit plans and social insurance, respectively. The effect on our liquidity by the payments for these contributions is immaterial. We believe that we are in material compliance with the relevant PRC employment laws.

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

A. Major Shareholders

The following table sets forth information with respect to beneficial ownership of our Ordinary Shares as of March 30, 2018 by:

●	Each person who is known by us to beneficially own 5% or more of our outstanding Ordinary Shares;

●	Each of our directors and named executive officers; and

●	All directors and named executive officers as a group.

The number and percentage of Ordinary Shares beneficially owned before the offering are based on 15,780,205 Ordinary Shares outstanding as of March 30, 2018. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of March 30, 2018 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at Southeast Industrial Zone, Songmen Town, Wenling, Zhejiang Province, People’s Republic of China 317511.

	Ordinary Shares beneficially owned (1)
	Number	Percent
Directors and Senior Management:
Guilan Jiang(2)	5,541,668	35.1%
Xinfu Hu(2)	0	-
Gilbert Lee	47,115	*
Jian Cao	12,000	*
Hong (Simon) He	12,000	*
Donald T. Cunningham, Jr.	0	-
Sujuan Zhu(3)	2,216,667	14.1%
John C. Kunes	0	-
All directors and executive officers as a group (eight (8) persons)	7,805,745	49.7%
5% or greater Beneficial Owners:
Qian Hu(2)	1,154,104	7.3%
Xinzhong Wang	1,108,433	7.0%
Jinxue Jiang(3)	1,108,333	7.0%

* Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the Ordinary Shares.
(2)	Ms. Jiang and Mr. Xinfu Hu are married, and Mr. Qian Hu is their adult son. Ms. Jiang holds her shares through Silver Trillion Investments Limited, a British Virgin Islands company which she owns and controls and may be deemed to hold beneficial ownership of such shares. Mr. Qian Hu holds 45,771 shares by himself and 1,108,333 shares through Zheng Hui Investments Limited, a British Virgin Islands company which he owns and controls and may be deemed to hold beneficial ownership of such shares.

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

(3)	Ms. Zhu is the mother of Mr. Jinxue Jiang. Ms. Zhu holds her shares through Celestial Sun Holding Limited, a British Virgin Islands company and may be deemed to share beneficial ownership of such shares. Mr. Jiang holds 1,108,333 shares through Tengyu International Limited, a British Virgin Islands company and may be deemed to hold beneficial ownership of such shares.

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

Rental Payments to Special Plastics

During the years ended December 31, 2017, 2016 and 2015, we paid Special Plastics $54,550, $55,484 and $Nil, respectively, for rental of a factory building at 8 Shengpan Road, Guanweitong Village, Wenqiao County.

Repayment of Loans from Special Plastics

During 2012, Special Plastics had a balance due from Great Plastics of $401,168. This amount represented a non-interest bearing business loan due on demand for Great Plastics’ general business purposes, and has been repaid in full in June 2013.

In addition, during the normal course of business, our Company, from time to time, has temporarily borrowed money from its principal shareholders or affiliated companies controlled by its major shareholder to finance its working capital as needed. The amounts are usually unsecured, non-interest bearing and due on demand. As of December 31, 2017, 2016 and 2015, there was no balance due to related parties. During the years of December 31, 2017,2016 and 2015, the largest amount outstanding regarding the loans that we have received from Ms. Jiang was $0, $0 and $0, respectively. As of December 31, 2017, the amount outstanding regarding the loans that we have received from Ms. Jiang is $0.

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

	Market Price Per Share
	High	Low
Yearly:
2015 (from November 4, 2015)	$5.27	2.24
2016	$3.45	1.68
2017	$3.70	2.30
2018 (through March 27, 2018)	$5.20	3.75
Quarterly:
First quarter 2016	$3.45	2.26
Second quarter 2016	$2.82	1.68
Third quarter 2016	$3.30	1.80
Fourth quarter 2016	$2.70	1.70
First quarter 2017	$3.70	2.30
Second quarter 2017	$3.75	2.65
Third quarter 2017	$6.00	3.10
Fourth quarter 2017	$6.00	3.55
Monthly:
October 2017	$6.00	3.55
November 2017	$5.65	4.00
December 2017	$5.35	3.55
January 2018	$5.20	3.90
February 2018	$4.90	3.75
March 2018 (through March 27, 2018)	$4.65	4.10

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

WE URGE HOLDERS OF OUR SHARES TO CONSULT THEIR OWN TAX
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

Our company pays a 17% value added tax and EIT rates of 15% for Taizhou Fuling (or $5,272,460 in 2017) because it has been certified as a high technology company and thus enjoys a preferable rate. Great Plastics pays EIT tax at the standard 25% rate (or $240,387 in 2017). If Taizhou Fuling’s favorable EIT rate were to be terminated or Taizhou Fuling were to fail to qualify to receive this rate, it would be subject to taxation at the standard EIT rate of 25% for enterprise income taxes, unless we were otherwise to qualify for a decreased tax rate.

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

You are urged to consult your own tax advisors about the application of the U.S. federal income tax rules to your particular circumstances as well as the state, local, foreign income and other tax consequences of the purchase, ownership and disposition of our Ordinary Shares.

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

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will generally be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates.   The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company

A non-U.S. corporation is considered a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year if either:

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

 Based on the market price of our Ordinary Shares, the value of our assets and the composition of our assets and income, we believe that we were not a PFIC for our taxable year ended December 31, 2017, 2016 or 2015. However, given the factual nature of the analyses and the lack of guidance, no assurance can be given. We do not expect to be a PFIC for our taxable year ending December 31, 2018. However, because PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year, our actual PFIC status will not be determinable until the close of the taxable year and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year or any future taxable year.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change from year to year. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares, our PFIC status will depend in large part on the market price of our Ordinary Shares. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects includingthe composition of our income and assets in a given year. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. However, if we cease to be a PFIC, you may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the Ordinary Shares.

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

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. You are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

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

In 2017, 2016 and 2015, we had $22.2 million, $16.5 million and $23.4 million weighted outstanding bank loans, with weighted average effective interest rate of 5.07%, 4.37% and 4.77% respectively.

As of December 31, 2017, if interest rates increased/decreased by 1%, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at the end of the year was outstanding for the entire year, profit attributable to equity owners of our company would have been RMB million  ($)  lower/higher, respectively, mainly as a result of higher/lower interest income from our cash and cash equivalents and loan receivables.

As of December 31, 2017, we had short-term certificates of deposit of $0.1 million.

Foreign Exchange Risk

Our functional currency is the RMB, and our financial statements are presented in U.S. dollar. The RMB depreciated by 1.4% in 2015 and 6.7% in 2016 and appreciated by 6.3% in 2017. The change in the value of RMB relative to the U.S. dollar may affect our financial results reported in the U.S., dollar terms without giving effect to any underlying change in our business or results of operation.

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

Material Modifications to the Rights of Security Holders

The information required here is incorporated by reference to the material headed “Description of Share Capital-Ordinary Shares” in our Registration Statement on Form F-1, File No. 333-205894, filed with the SEC on July 28, 2015, as amended.

Use of Proceeds

Not applicable as we disclosed application of all the offering proceeds in our Annual Report on Form 20-F, File 001-37602, filed with the SEC on March 15, 2017.

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

As of December 31, 2017, the end of the fiscal year covered by this report, our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures. Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2017, our disclosure controls and procedures were ineffective. Such conclusion is due to the presence of material weakness in internal control over financial reporting as described below.

(b)	Management’s annual report on internal control over financial reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. We assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017. Based on the assessment, management determined that, as of December 31, 2017, we did not maintain effective internal control over financial reporting as our accounting staff continues to lack sufficient U.S. GAAP experience and requires further substantial training, which caused a number of significant adjustments proposed by our independent auditors during our quarterly reviews and annual audit processes.

(c)	Attestation report of the registered public accounting firm.

Not applicable.

(d)	Changes in internal control over financial reporting.

There have been no changes in our internal controls over financial reporting occurred during the twelve months ended December 31, 2017, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Friedman LLP was appointed by the Company to serve as its independent registered public accounting firm for fiscal 2017. Audit services provided by Friedman LLP for fiscal 2017 included the examination of the consolidated financial statements of the Company; and services related to periodic filings made with the SEC.

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

During fiscal 2017, 2016 and 2015, Friedman LLP’s fees for the annual audit of our financial statements and the quarterly reviews of the financial statements were $195,000, $201,000 and $211,000, respectively.

Audit-Related Fees

The Company has not paid Friedman LLP for audit-related services in fiscal 2017, 2016 and 2015.

Tax Fees

The Company has not paid Friedman LLP for tax services in fiscal 2017, 2016 and 2015.

All Other Fees

The Company has not paid Friedman LLP for any other services in fiscal 2017, 2016 and 2015.

Audit Committee Pre-Approval Policies

Before Friedman LLP was engaged by the Company to render audit or non-audit services, the engagement was approved by the Company’s audit committee. All services rendered by Friedman LLP have been so approved.

Percentage of Hours

The percentage of hours expended on the principal accountants’ engagement to audit our consolidated financial statements for 2017 that were attributed to work performed by persons other than Friedman LLP’s full-time permanent employees was less than 50%.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended December 31, 2017.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

We are incorporated in the Cayman Islands and our corporate governance practices are governed by applicable Cayman Islands law. In addition, because our ordinary shares are listed on The Nasdaq Capital Market, we are subject to Nasdaq’s corporate governance requirements.

As noted above in the risk factor titled “As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, including the requirement that a majority of an issuer’s directors consist of independent directors. If we opt to rely on such exemptions in the future, such decision might afford less protection to holders of our ordinary shares”, The Nasdaq Capital Market allows foreign private issuers like our Company to opt to follow rules that apply in the issuer’s home country instead of a given Nasdaq rule. For example, there are circumstances in which Nasdaq requires a company to obtain Nasdaq-listed companies to get shareholder approval prior to issuing stock, but a foreign private issuer may not need such shareholder approval if their home country does not require it. agreed not to rely on any home country rules during the period of two years after the completion of our initial public offering (“Voluntary Reporting Period”). As a result, during the Voluntary Reporting Period, we were bound by all of the same Nasdaq rules that a U.S. domestic company listed on The Nasdaq Capital Market would be required to follow. As this period has passed, we can decide to follow home country practice and our board of directors could make such a decision to depart from such requirements by ordinary resolution.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

See Item 18.

Item 18.	Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19.	Exhibits

Exhibit No.	Description of Exhibit	Included	Form	Filing Date

1.1.1	Form of Amended and Restated Articles of Association of the Registrant as currently in effect	By Reference	F-1	October 20, 2015

1.1.2	Form of Amended and Restated Memorandum of Association of the Registrant as currently in effect	By Reference	F-1	October 20, 2015

2.1	Registrant’s Form of Ordinary Share Certificate	By Reference	F-1	October 2, 2015

4.1	Registrant’s Incentive Securities Plan	By Reference	F-1	October 2, 2015

8.1	List of Subsidiaries of the Registrant	By Reference	20-F	March 15, 2017

11.1	Code of Business Conduct and Ethics	By Reference	20-F	March 30, 2016

12.1	Certification of Chief Executive Officer Required by Rule 13a-14(a)	Herewith

12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a)	Herewith

13.1	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code	Herewith

13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code	Herewith

99.1	Press release dated March 30, 2018 titled “Fuling Global Inc. Reports Full Year 2017 Financial Results”	Herewith

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema Document.

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Fuling Global Inc.

By:	/s/ Xinfu Hu
Name: Xinfu Hu
Title: Chief Executive Officer

Date: March 30, 2018

FULING GLOBAL INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 and 2015

F-1

 FULING GLOBAL INC. AND SUBSIDIARIES

FULING GLOBAL INC. AND SUBSIDIARIES

Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of Fuling Global Inc.

We have audited the accompanying consolidated balance sheets of Fuling Global Inc. and its subsidiaries (collectively, the “Company”) as of December 31, 2017 and 2016, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audits provide a reasonable basis for our opinion.

/s/ Friedman LLP

We have served as the Company’s auditor since 2015.

New York, New York

March 30, 2018

FULING GLOBAL INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2017	2016
ASSETS
Current Assets:
Cash and cash equivalents	$4,122,394	$4,009,784
Restricted cash	4,366,891	2,333,607
Certificates of deposit	105,707	1,539,082
Accounts receivable, net	23,911,326	20,915,134
Advances to supplier, net	612,655	639,947
Inventories, net	20,775,035	16,731,704
Security deposits for sale leaseback	771,814	-
Prepaid expenses and other current assets	2,347,300	1,660,978
Total Current Assets	57,013,122	47,830,236

Property, plant and equipment, net	48,478,612	33,802,047
Intangible assets, net	9,878,594	9,447,486
Prepayments for construction and equipment purchases	527,568	2,192,236
Security deposits for sale leaseback - long term	543,996	723,206
Other assets	287,741	269,329
Total Assets	$116,729,633	$94,264,540

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities:
Short term borrowings	$29,696,842	$17,790,962
Bank notes payable	5,035,849	2,556,768
Advances from customers	588,143	604,873
Accounts payable	14,175,530	16,333,445
Accrued and other liabilities	2,933,015	2,195,853
Other payable - sale leaseback	2,755,931	1,931,076
Taxes payable	289,804	164,571
Deferred gains	87,605	650,343
Due to Related party	-	53,082
Total Current Liabilities	55,562,719	42,280,973

Long term payable - sale leaseback	1,371,359	1,675,314
Long term borrowings	1,801,887	836,471
Total Liabilities	58,735,965	44,792,758

Commitments and contingencies

Shareholders’ Equity
Common stock: $0.001 par value, 70,000,000 shares authorized, 15,780,205 and 15,756,500 shares issued and outstanding as of December 31, 2017 and December 31, 2016, respectively	15,781	15,757
Additional paid in capital	29,904,285	29,845,442
Statutory reserve	4,617,039	4,017,957
Retained earnings	22,654,848	16,976,133
Accumulated other comprehensive income (loss)	651,597	(1,520,750)
Total Fuling Global Inc.’s equity	57,843,550	49,334,539

Non-controlling interest	150,118	137,243
Total Shareholders’ Equity	57,993,668	49,471,782

Total Liabilities and Shareholders’ Equity	$116,729,633	$94,264,540

The accompanying notes are an integral part of these consolidated financial statements.

FULING GLOBAL INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years Ended December 31,
	2017	2016	2015

Revenues	$127,250,022	$104,881,880	$91,293,675
Cost of goods sold	101,199,010	79,640,421	67,646,107
Gross Profit	26,051,012	25,241,459	23,647,568

Operating Expenses
Selling expenses	7,620,189	6,857,382	6,436,821
General and administrative expenses	7,881,138	7,510,901	6,149,411
Research and development expenses	2,953,477	2,355,539	2,091,513
Total operating expenses	18,454,804	16,723,822	14,677,745

Income from Operations	7,596,208	8,517,637	8,969,823

Other Income (Expense):
Interest income	64,704	28,586	53,019
Interest expense	(1,171,386)	(801,728)	(1,115,633)
Subsidy income	1,043,440	1,863,365	901,852
Foreign currency transaction gain (loss)	(398,514)	300,130	476,576
Other expense, net	(19,838)	65,042	104,942
Total other income (expense), net	(481,594)	1,455,395	420,756

Income Before Income Taxes	7,114,614	9,973,032	9,390,579

Provision for Income Taxes	823,942	2,029,979	1,442,406

Net Income	$6,290,672	$7,943,053	$7,948,173

Less: net income (loss) attributable to non-controlling interest	12,875	20	(93,368)

Net income attributable to Fuling Global Inc.	$6,277,797	$7,943,033	$8,041,541

Other Comprehensive Income
Foreign currency translation income (loss)	2,172,347	(1,913,200)	(702,167)
Comprehensive income attributable to Fuling Global Inc.	$8,450,144	$6,029,833	$7,339,374

Earnings per share
Basic and diluted	$0.40	$0.50	$0.65

Weighted average number of shares
Basic and diluted	15,759,293	15,735,588	12,335,072

The accompanying notes are an integral part of these consolidated financial statements.

FULING GLOBAL INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DEDEMBER 31, 2017, 2016 AND 2015

	Common Stock		Additional Paid in	Statutory	Retained	Accumulated Other Comprehensive	Noncontrolling	Total shareholders’
	Shares	Amount	Capital	Reserve	Earnings	Income (loss)	Interest	Equity

Balance at December 31, 2014	11,666,667	$11,667	$11,108,133	$1,862,365	$3,147,151	$1,094,617	$230,591	$17,454,524

Issuance of ordinary shares upon Initial Public Offering (“IPO”), net of offering costs of $1,597,143	4,038,423	4,038	18,590,934	-	-	-	-	18,594,972
Issuance of common stock	27,705	28	23,060	-	-	-	-	23,088
Net income (loss)	-	-	-	-	8,041,541	-	(93,368)	7,948,173
Appropriations to statutory reserve	-	-	-	1,006,479	(1,006,479)	-	-	-
Foreign currency translation loss	-	-	-	-	-	(702,167)	-	(702,167)

Balance at December 31, 2015	15,732,795	15,733	29,722,127	2,868,844	10,182,213	392,450	137,223	43,318,590

Issuance of common stock	23,705	24	123,315	-	-	-	-	123,339
Net income	-	-	-	-	7,943,033	-	20	7,943,053
Appropriations to statutory reserve	-	-	-	1,149,113	(1,149,113)	-	-	-
Foreign currency translation loss	-	-	-	-	-	(1,913,200)	-	(1,913,200)

Balance at December 31, 2016	15,756,500	15,757	29,845,442	4,017,957	16,976,133	(1,520,750)	137,243	49,471,782

Issuance of common stock	23,705	24	58,843	-	-	-	-	58,867
Net income	-	-	-	-	6,277,797	-	12,875	6,290,672
Appropriations to statutory reserve	-	-	-	599,082	(599,082)	-	-	-
Foreign currency translation gain	-	-	-	-	-	2,172,347	-	2,172,347

Balance at December 31, 2017	15,780,205	$15,781	$29,904,285	$4,617,039	$22,654,848	$651,597	$150,118	$57,993,668

The accompanying notes are an integral part of these consolidated financial statements.

FULING GLOBAL INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2017	2016	2015

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$6,290,672	$7,943,053	$7,948,173
Adjustments to reconcile net income to net cash provided by operating activities:
Stock based compensation	58,867	123,339	23,088
Deferred tax expense	-	319,252	(319,252)
Depreciation and amortization	4,086,740	3,177,954	2,681,293
Bad debt provisions	160,902	2,835	36,938
Unrealized losses (gains)	34,417	(60,225)	-
Inventory reserve	24,675	32,576	-
Gain on disposal of fixed assets	116,989	(12,687)	-
Changes in operating assets:
Accounts receivable	(2,372,548)	(6,870,015)	(2,224,191)
Advances to suppliers	(24,826)	(338,783)	364,925
Inventories	(3,510,031)	(3,688,956)	1,184,796
Other assets	(85,699)	(1,382,287)	95,350
Security deposit for sale leaseback	(523,839)	(755,934)	-
Changes in operating liabilities:
Accounts payable	(1,096,970)	6,019,466	(2,737,576)
Advance from customers	(50,007)	43,277	(66,731)
Deferred gains	(583,978)	679,774	-
Taxes payable	(678,259)	(557,587)	425,412
Accrued and other liabilities	627,533	470,105	548,382
Net cash provided by operating activities	2,474,638	5,145,157	7,960,607

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(6,547,155)	(4,010,576)	(5,471,455)
Additions to construction in progress	(10,231,413)	(12,679,337)	-
Cash receipts from disposal property and equipment	13,352	19,296	-
Cash decrease in certificates of deposit	1,479,874	1,505,061	(1,986,668)
Prepayments for construction and equipment purchase	(480,689)	(1,974,046)	(1,047,526)
Repayments of deposit and prepayments for construction and equipment purchase	1,358,566	1,354,585	-
Purchase of intangible assets	(2,602)	(8,298,564)	(264,577)
Net cash used in investing activities	(14,410,067)	(24,083,581)	(8,770,226)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term borrowings	35,582,827	30,660,941	42,684,057
Repayments of short-term borrowings	(25,270,011)	(26,983,488)	(46,039,616)
Proceeds from long-term borrowings	1,048,749	836,471	-
Proceeds from bank notes payable	8,175,964	6,150,573	5,318,470
Repayments of bank notes payable	(5,954,218)	(6,252,747)	(5,560,034)
Repayment of third party borrowing	-	(180,611)	-
Proceeds from loans from related parties	-	55,484	-
Repayments of loans from related parties	(57,148)	-	(37,764)
Proceeds from other payable - sales lease back	2,906,977	3,941,746	-
Repayments of other payable - sales lease back	(2,638,787)	(172,154)	-
Change in restricted cash	(1,811,242)	(358,888)	97,928
Proceeds from issuance of stocks	-	-	18,594,972
Net cash provided by financing activities	11,983,111	7,697,327	15,058,013

EFFECT OF EXCHANGE RATES CHANGES ON CASH AND CASH EQUIVALENTS	64,928	(322,674)	(74,554)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	112,610	(11,563,771)	14,173,840

CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR	4,009,784	15,573,554	1,399,714

CASH AND CASH EQUIVALENTS, ENDING OF THE YEAR	$4,122,394	$4,009,783	$15,573,554

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period for:
Interest paid	$836,401	$762,868	$1,136,896
Income tax paid	$1,433,998	$2,331,173	$1,257,004
Non-cash investing activities:
Transfer from construction in progress to fixed assets	$15,545,784	$1,209,221	$3,913,677
Accounts payable for purchasing fixed assets	$1,162,202	$-	$-
Transfer from advance payments to fixed assets	$191,868	$296,853	$726,445

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

Taizhou Fuling has four wholly-owned subsidiaries, Zhejiang Great Plastics Technology Co., Ltd. (“Great Plastics”), Direct Link USA LLC (“Direct Link”), Fuling Plastic USA, Inc. (“Fuling USA”) and Wenling Changli Import and Export Co., Ltd (“Wenling Changli”), which was established in September 2016 in China.

Great Plastics was incorporated in China in March 2010 and principally engaged in the production of straw items. Direct Link was incorporated in the State of Delaware in December 2011 and serves as an import trading company of Taizhou Fuling in the United States (“U.S.”). Fuling USA was incorporated in the Commonwealth of Pennsylvania in May 2014, as a wholly-owned subsidiary of Taizhou Fuling. In 2015 Fuling USA established the Company’s first production factory in the U.S., which principally engages in the production of plastic straw items. Prior to the incorporation of Fuling USA, Taizhou Fuling wholly owned another subsidiary incorporated in 2009 in the State of New York, named Fuling Plastics USA Inc. (“Old Fuling USA”). Old Fuling USA served as one of the trading entities of Taizhou Fuling in the U.S. until early 2014 and its business was discontinued and transferred over to the new Fuling USA when the Company decided to set up the new factory in Allentown, Pennsylvania. Old Fuling USA was dissolved on April 8, 2015.

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

Fuling Global, Total Faith, Domo, Taizhou Fuling and Taizhou Fuling’s subsidiaries (herein collectively referred to as the “Company”) are engaged in the production and distribution of plastic service ware in China, Europe and U.S. Products exported to the U.S. and Europe are primarily sold to major fast food restaurant chains and wholesalers.

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

The following tables set forth the assets, liabilities, results of operations and changes in cash and cash equivalents of the VIE, which were included in the Company’s consolidated balance sheets, statements of income and comprehensive income and cash flows:

	December 31, 2017	December 31, 2016

Current assets	$3,053,731	$3,658,364
Non-current assets	-	-
Total assets	3,053,731	3,658,364

Third-party liabilities	(575,935)	(821,246)
Intercompany payables*	(2,189,169)	(2,565,506)
Total liabilities	(2,765,104)	(3,386,752)
Net assets	$288,627	$271,612

*	Payables to Taizhou Fuling and Great Plastics are eliminated upon consolidation.

	For the years ended
	December 31, 2017	December 31, 2016	December 31, 2015

Revenue	$9,744,914	$7,928,478	$7,691,012
Net income (loss)	$25,246	$39	$(183,074)

	For the years ended
	December 31, 2017	December 31, 2016	December 31, 2015

Net cash provided by (used in) operating activities	$296,037	$(1,006,413)	$1,013,823
Net cash (used in) provided by financing activities*	$(376,338)	$1,153,126	$(997,707)
Net (decrease) increase in cash and cash equivalents	$(80,301)	$146,713	$16,116

*	Intercompany financing activities are eliminated upon consolidation.

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

As of December 31, 2017 and 2016, the Company had restricted cash of $4,366,891 and $2,333,607, respectively, of which $3,653,431 and $1,461,632, respectively, was related to the bank acceptance notes payable (see Note 9), and $565,821 and $820,138, respectively, was related to the letters of credit (see Note 12). The remaining $147,638 and $51,837, respectively, were related to other miscellaneous deposits made in bank.

Certificates of Deposit

As of December 31, 2017 and 2016, certificates of deposit with original maturities of more than three months amounted to $105,707 and $1,539,082, respectively.

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

Inventories

Inventories are stated at the lower of cost or net realizable value. Costs include the cost of raw materials, freight, direct labor and related production overhead. The cost of inventories is calculated using the weighted average method. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories.

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

Impairment of Long-lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of December 31, 2017 and 2016.

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

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company does not believe that there was any uncertain tax position at December 31, 2017 and 2016.

To the extent applicable, the Company records interest and penalties as general and administrative expenses. The statute of limitations for the Company’s U.S. federal income tax returns and certain state income tax returns subject to examination by tax authorities for three years from the date of filing. As of December 31, 2017, the tax years ended December 31, 2014 through December 31, 2017 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities. As of December 31, 2017, the tax years ended December 31, 2011 through December 31, 2017 for the Company’s U.S. subsidiaries remain open for statutory examination by U.S. tax authorities.

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

	December 31, 2017	December 31, 2016	December 31, 2015

Period-end spot rate	US $1=RMB 6.5074	US $1=RMB 6.94477	US $1=RMB 6.4917

Average rate	US $1=RMB 6.7578	US $1=RMB 6.64410	US $1=RMB 6.2288

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

The Company considers the recorded value of its financial assets and liabilities, which consist primarily of cash and cash equivalents, restricted cash, accounts receivable, advance to vendors, accounts payable, accrued expenses, advances from customers, notes payable to approximate the fair value of the respective assets and liabilities at December 31, 2017 and 2016 based upon the short-term nature of the assets and liabilities.

The Company believes that the carrying amount of the short-term borrowings approximates fair value at December 31, 2017 and 2016 based on the terms of the borrowings and current market rates as the rate is reflective of the current market rate.

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

As of December 31, 2017 and 2016, $7,027,894 and $6,362,578, respectively, of the Company’s cash and cash equivalents, certificates of deposit and restricted cash were on deposit at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure.

Substantially all of the Company’s sales are made to customers that are located primarily in the USA and Europe. The Company’s operating results could be adversely affected by the government policy on exporting business, foreign exchange rate fluctuation, and local market condition change. The Company has a concentration of its revenues and receivables with specific customers. For the year ended December 31, 2017, one customer accounted for 12% of total revenue. For the year ended December 31, 2016, one customer accounted for 13% of total revenue. For the year ended December 31, 2015, one customer accounted for 13% of total revenue. As of December 31, 2017, one customer’ account receivable accounted for 18% of the total outstanding accounts receivable balance. As of December 31, 2016, one customer’s account receivable accounted for 19% of the total outstanding accounts receivable balance.

For the year ended December 31, 2017, the Company purchased approximately 12% and 11% of its raw materials from its two largest suppliers, respectively. For the year ended December 31, 2016, the Company purchased approximately 22%, 19% and 13% of its raw materials from three major suppliers, respectively. For the year ended December 31, 2015, the Company purchased approximately 17% and 15% of its raw materials from two major suppliers, respectively. As of December 31, 2017, no supplier accounted for more than 10% of the total advance payments outstanding. As of December 31, 2016, advanced payments to one major supplier accounted for 41% of the total advance payments outstanding.

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

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”). ASU 2014-09 requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. The guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. In August 2015, the FASB issued ASU No. 2015-14, “Deferral of the Effective Date” (“ASU 2015-14”), which defers the effective date for ASU 2014-09 by one year. For public entities, the guidance in ASU 2014-09 will be effective for annual reporting periods beginning after December 15, 2017 (including interim reporting periods within those periods), and for all other entities, ASU 2014-09 will be effective for annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019. In March 2016, the FASB issued ASU No. 2016-08, “Principal versus Agent Considerations (Reporting Revenue versus Net)” (“ASU 2016-08”), which clarifies the implementation guidance on principal versus agent considerations in the new revenue recognition standard. In April 2016, the FASB issued ASU No. 2016-10, “Identifying Performance Obligations and Licensing” (“ASU 2016-10”), which reduces the complexity when applying the guidance for identifying performance obligations and improves the operability and understandability of the license implementation guidance. In May 2016, the FASB issued ASU No. 2016-12 “Narrow-Scope Improvements and Practical Expedients” (“ASU 2016-12”), which amends the guidance on transition, collectability, noncash consideration and the presentation of sales and other similar taxes. In December 2016, the FASB further issued ASU 2016-20, “Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers” (“ASU 2016-20”), which makes minor corrections or minor improvements to the Codification that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. The amendments are intended to address implementation and provide additional practical expedients to reduce the cost and complexity of applying the new revenue standard. These amendments have the same effective date as the new revenue standard. The Company assessed the potential impact of the adoption Topic 606 using the retrospective transition method, but does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements. The Company believes that its current revenue recognition policies are generally consistent with the new revenue recognition standards set forth in ASU 2014-09. Potential adjustments to input measures are not expected to be pervasive to the majority of the Company’s contracts.

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

In January 2017, the FASB issued ASU No. 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business”. The amendments in this ASU clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. Basically, these amendments provide a screen to determine when a set is not a business. If the screen is not met, the amendments in this ASU first, require that to be considered a business, a set must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output and second, remove the evaluation of whether a market participant could replace missing elements. These amendments take effect for public businesses for fiscal years beginning after December 15, 2017 and interim periods within those periods, and all other entities should apply these amendments for fiscal years beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Company does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

In May 2017, the FASB issued ASU 2017-09, “Scope of Modification Accounting”, which amends the scope of modification accounting for share-based payment arrangements, provides guidance on the types of changes to the terms or conditions of share-based payment awards to which an entity would be required to apply modification accounting under ASC 718. For all entities, the ASU is effective for annual reporting periods, including interim periods within those annual reporting periods, beginning after December 15, 2017. Early adoption is permitted, including adoption in any interim period. The Company does not expect that adoption of this guidance will have a material impact on its consolidated financial statements and related disclosures.

In September 2017, the FASB issued ASU 2017-13, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842). The main objective of this pronouncement is to clarify the effective date of the adoption of ASC Topic 606 and ASC Topic 842 and the definition of public business entity as stipulated in ASU 2014-09 and ASU 2016-02. ASU 2014-09 provides that a public business entity and certain other specified entities adopt ASC Topic 606 for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. All other entities are required to adopt ASC Topic 606 for annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019. ASU 2016-12 requires that “a public business entity and certain other specified entities adopt ASC Topic 842 for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. All other entities are required to adopt ASC Topic 842 for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020”. ASU 2017-13 clarifies that the SEC would not object to certain public business entities electing to use the non-public business entities effective dates for applying ASC 606 and ASC 842. ASU 2017-13, however, limits such election to certain public business entities that “otherwise would not meet the definition of a public business entity except for a requirement to include or inclusion of its financial statements or financial information in another entity’s filings with the SEC”. The Company expects that the adoption of this ASU would not have a material impact on its unaudited condensed financial statements.

NOTE 3 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	As of	As of
	December 31, 2017	December 31, 2016
Trade accounts receivable	$24,112,852	$21,035,940
Less: allowance for doubtful accounts	(201,526)	(120,806)
Accounts receivable, net	$23,911,236	$20,915,134

NOTE 4 – INVENTORY, NET

Inventories consisted of the following:

	As of	As of
	December 31, 2017	December 31, 2016
Raw materials	$4,958,383	$3,428,542
Work-in-progress	1,677,565	1,226,539
Finished goods	14,292,388	12,199,651
Inventory valuation allowance	(153,301)	(123,028)
Total inventory	$20,775,035	$16,731,704

NOTE 5 – PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	As of	As of
	December 31, 2017	December 31, 2016
Property and Buildings	$23,767,731	$7,040,637
Leasehold improvement	1,862,388	1,787,688
Machinery and equipment (1)	33,003,239	23,425,270
Automobiles	1,021,208	919,146
Office and electric equipment	1,032,454	731,373
Subtotal	60,687,020	33,904,114
Construction in progress	2,570,442	11,084,794
Less: accumulated depreciation	(14,778,850)	(11,186,861)
Property and equipment, net	$48,478,612	$33,802,047

(1)	A total amount of $6,637,055 machinery was related to the sale leaseback transaction (see Note 11).

Depreciation expense was $3,887,823, $3,016,935 and $2,641,932 for the years ended December 31, 2017, 2016 and 2015, respectively.

CIP Construction in progress represents costs of construction incurred for the Company’s new plant and equipment. The Company started the first phase of the construction for its facility expansion in China (“Phase I”) in April 2016 in China. For the year ended December 31, 2017, construction in progress of approximately $19.3 million was completed and was transferred to property, plant and equipment for Phase I.

In the beginning of August 2017, the Company started its second phase of the construction for its facility expansion in China (“Phase II”). Phase II includes construction of a new plant, an office building and two dormitory buildings. The construction is expected to be completed by the end of 2018 and the total construction cost of Phase II is estimated to be $11 million. The Company expects to fulfill the payments using cash generated from operating activities and additional loans borrowed from local banks in case any shortage of cash on hand in the future.

NOTE 6 – INTANGIBLE ASSETS, NET

Intangible assets, net consisted of the following:

	As of	As of
	December 31, 2017	December 31, 2016
Land use rights	$10,495,188	$9,834,218
Trademark	9,802	6,652
Patents	5,781	5,418
Total	10,510,771	9,846,288
Less: accumulated amortization	(632,177)	(398,802)
Intangible assets, net	$9,878,594	$9,447,486

Amortization expense was $198,917, $161,019 and $39,361 for the years ended December 31, 2017, 2016 and 2015, respectively.

Estimated future amortization expense for intangible assets is as follows:

Periods ending December 31,	Amortization expense

2018	$211,566
2019	210,830
2020	210,830
2021	210,517
2022	210,382
Thereafter	8,824,469
$9,878,594

NOTE 7 – PREPAYMENTS FOR CONSTRUCTION AND EQUIPMENT PURCHASE

As of December 31, 2017 and 2016, the Company made the following prepayments for its new plant located at Wenling Taizhou, China:

	As of	As of
	December 31, 2017	December 31, 2016
Prepayments for equipment purchase	$527,568	$768,129
Deposit for plant construction (1)	-	1,321,990
Prepayments for land construction	-	102,117
	$527,568	$2,192,236

(1)	The deposit for plant construction of Phase I had been fully refunded in 2017 and no additional deposit was required for the construction of Phase II.

NOTE 8 – SHORT-TERM AND LONG-TERM BORROWINGS

Short-term Borrowings

Short-term borrowings represent amounts due to various banks and other companies normally maturing within one year. The principal of the borrowings is due at maturity. Accrued interest is due either monthly or quarterly.

Short-term borrowings consisted of the following:

		As of	As of
		December 31, 2017	December 31, 2016
Agricultural Bank of China (“ABC”)	(1)	$11,831,148	$1,079,949
China Merchants Bank (“CMB”)	(2)	3,073,424	2,759,227
PingAn Bank (“PAB”)	(3)	1,536,712	1,439,933
Industrial and Commercial Bank of China (“ICBC”)	(4)	4,019,908	3,239,848
Bank of China (“BOC”)	(5)	3,017,381	3,425,467
Zhejiang Mintai Commercial Bank (“MTB”)	(6)	-	5,759,730
East West Bank (“EWB”)	(7)	2,000,000	-
Postal Savings Bank of China (“PSBC”)	(8)	4,046,597	-
Pennsylvania Industrial Development Authority – current portion of long-term borrowing (see “long-term borrowing” below)		88,339	86,808
East West Bank loan – current portion of long-term borrowing (see “long-term borrowing” below)		83,333	86,808
Total		$29,696,842	$17,790,962

(1)	During fiscal year 2017, Taizhou Fuling entered into a series of short-term bank loan agreements with ABC for a total amount of $11,831,148. The terms of these loans are six to twelve months with variable interest rates based on the prevailing interest rates, respectively. The effective rates are from 4.57% to 4.90% per annum.

In February 2017, Great Plastics entered into a short-term bank loan agreement with ABC for $691,520. The terms of the loan are twelve months with a variable interest rate based on the prevailing interest rate. The effective rates are 5.66% per annum. This loan was fully repaid in July 2017 prior to its maturity.

In February and July 2016, Great Plastics entered into two short-term bank loan agreements with ABC for $647,969 and $431,980, respectively. The terms of these loans are twelve months with variable interest rates based on the prevailing interest rates. The effective rates are from 5.0% to 5.06% per annum. As of December 31, 2017, these loans had been repaid in full upon maturity.

These loans were guaranteed by the assets of a third party guaranty company and a shareholder of the Company. The third party guaranty company charges 2% of total loan amount.

(2)

In January, March, July and December 2017, Taizhou Fuling entered into four short-term bank borrowing agreements for approximately $4.5 million (RMB 29.4 million) with CMB for twelve, six, six and twelve months, respectively. The effective rates were 6.09%, 2.67%, 1.99% and 6.09% per annum, respectively. The loans are guaranteed by Special Plastics and Taizhou Fuling’s general manager and Chair of the Board. As of December 31, 2017, $1,398,970 had been repaid in full upon maturity.

During 2016, Taizhou Fuling entered into a series of short-term bank loan agreements for approximately $2.8 million (RMB 19.2 million) with CMB for five to twelve months. The interest rates ranged from 1.10% to 6.09% per annum. As of December 31, 2017, these loans had been repaid in full upon maturity.

(3)

In March 2017, Great Plastics entered into a short-term bank borrowing agreement with PAB with a total amount of $1,536,712 for twelve months. The loan bears a variable interest rate based on the prevailing interest rate set by the People’s Bank of China at the time of borrowing, which equals 180% of the prevailing interest rate. The effective rate is 7.83%. The loan is guaranteed by the assets of Great Plastics.

In September 2016, Great Plastics entered into two short-term bank borrowing agreements with PAB with a total amount of $1,450,842 for six and twelve months. These loans bear a variable interest rate based on the prevailing interest rate set by the People’s Bank of China at the time of borrowing, which equals 130% of the prevailing interest rate. The effective rate is 5.08%. The loans are guaranteed by the assets of Great Plastics. As of December 31 2017, $725,421 had been repaid in full upon maturity.

In March 2016, Great Plastics entered into three short-term bank borrowing agreements with PAB with a total amount of $2,159,899 for six months. These loans bear a variable interest rate based on the prevailing interest rate set by the People’s Bank of China at the time of borrowing, plus 30% of the prevailing interest rate. The effective rate is 5.98%. The loans are guaranteed by the assets of Great Plastics. These loans were fully repaid upon maturity.

(4)

During 2017, Taizhou Fuling entered into a series of short-term loan agreements with ICBC for a total amount of $7,092,174. The terms of these loans are five to twelve months with the interest rates ranged from 2.14% to 5.00% per annum. As of December 31, 2017, $3,024,902 of them had been repaid upon maturity.

In February 2016, Taizhou Fuling entered into a loan agreement with ICBC for $593,000 for five months, with fixed interest rate of 3.5%. This loan was fully repaid upon maturity.

In April 2016, Taizhou Fuling entered into a loan agreement with ICBC for $647,970 for five months, bearing a variable interest rate based on the prevailing interest rate set by the People’s Bank of China at the time of borrowing, plus 161.6 base points. The effective rate was 5.92% per annum. This loan was fully repaid upon maturity.

In July 2016, Taizhou Fuling entered into two loan agreements with ICBC for $575,973 and $575,973 respectively for twelve and five months, bearing a variable interest rate based on the prevailing interest rate set by the People’s Bank of China at the time of borrowing, plus 161.6 base points. The effective rate was 5.00% per annum. As of December 31, 2017, both of them had been repaid upon maturity.

In August 2016, Taizhou Fuling entered into a loan agreement with ICBC for $647,970 for five months, bearing a variable interest rate based on the prevailing interest rate set by the People’s Bank of China at the time of borrowing, plus 113.75 base points. The effective rate was 5.44% per annum. This loan was fully repaid upon maturity.

In October 2016, Taizhou Fuling entered into a loan agreement with ICBC for $791,963 for twelve months, bearing a variable interest rate based on the prevailing interest rate set by the People’s Bank of China at the time of borrowing, plus 70.25 base points. The effective rate was 5.00% per annum. This loan was fully repaid in October 2017.

In December 2016, Taizhou Fuling entered into two loan agreements with ICBC for $719,966 and $503,976 respectively for twelve and twelve months, bearing a variable interest rate based on the prevailing interest rate set by the People’s Bank of China at the time of borrowing, plus 70.25 base points. The effective rates were 5.00% per annum. As of December 31, 2017, both of them had been repaid upon maturity.

(5)	During the year in 2017 and the year ended December 31, 2016, Taizhou Fuling and Great Plastics entered into a series of short-term bank borrowing agreements and other financing agreements with BOC. The terms of the loans are three to twelve months, with fixed interest rates based on London InterBank Offered Rate (“LIBOR”) (for loans dominated in USD) or prime loan rates issued by People’s Bank of China (for loans dominated in RMB), plus certain base points. The effective interest rates vary from 1.97% to 5.57% per annum. The loans to Taizhou Fuling are guaranteed by the Chief Executive Officer (“CEO”). The loans to Great Plastics are guaranteed by the CEO and Chair of the Board.

(6)	In October and December in 2016, Taizhou Fuling entered into two loan agreements with MTB for $5,803,367 respectively for six months. The effective rates were 6.41% per annum, respectively. The loans are guaranteed by the CEO. As of December 31, 2017, these loans had been repaid in full upon maturity.

(7)

On March 9, 2017, Direct Link entered into a line of credit agreement with East West Bank for $2,000,000 for one year. The annual interest rate is equivalent to LIBOR rate plus 2.75%. Direct Link is required to make restricted deposit of $73,336 for one year with an initial interest rate of 3.76% per annum. The line of credit is guaranteed by Fuling Global. The agreements require Direct Link to comply with certain financial covenants and ratios, including to maintain minimum debt service coverage ratio of 1.25 times and to maintain maximum total debt to equity ratio of 3.0 times etc. Direct Link will be measured semi-annually at June 30th and December 31st.  Direct Link was not in compliance as of December 31, 2017. On April 7, 2017, Direct Link drew down $1,500,000 with the effective rate of 3.86% per annum. On December 1, 2017, Direct Link drew down another $500,000 with the effective rate of 4.45% per annum. Interest expense incurred on this loan for the year ended December 31, 2017 was $46,182. On March 14, 2018, East West Bank approved to extend the loan to June 9, 2018. Also East West Bank waived financial covenant violations at December 31, 2017.

(8)	In November and December 2017, Taizhou Fuling entered into a series of short-term bank loan agreements with PSBC for $2,975,004 and $1,071,593, respectively. The terms of these loans are twelve and five months, respectively. The effective rates are 2.65% and 4.15% per annum, respectively.

As of December 31, 2017 and 2016, land use rights in the amount of $9,523,546 and $9,084,213, and property and buildings in the amount of $19,453,877 and $3,950,101, respectively, were pledged for all the above loans.

Long-term Borrowings

Long-term borrowings represent amounts due to various banks and other companies normally maturing over one year. The principal of the borrowings is due at maturity. Accrued interest is due either monthly or quarterly.

Long-term borrowings consisted of the following:

		As of	As of
		December 31, 2017	December 31, 2016
Pennsylvania Industrial Development Authority – long term	(1)	$748,132	$836,471
Agricultural Bank of China (“ABC”)	(2)	137,088	-
East West Bank (“EWB”) – long term	(3)	916,667	-
Total		$1,801,887	$836,471

(1)	On September 28, 2016, Fuling USA entered into a ten-year Machinery and Equipment Loan Agreement with the Pennsylvania Industrial Development Authority for $937,600, with fixed interest rate of 1.75%. This loan has been collateralized by the machinery and equipment, worth approximately $1.72 million. As of December 31, 2017, the amount of long-term borrowing was $836,471, and it consists of $88,339 of which is due within a year and $748,132 which is due over a year.

Future obligations for payments of this long-term loan are as below:

Twelve months ended December 31,
2018	$88,339
2019	89,898
2020	91,484
2021	93,098
2022	94,740
Thereafter	378,912
Total	$836,471

(2)	On October 31, 2016, Fuling USA entered into a buyer’s credit Loan Agreement with Agricultural Bank of China Limited for a line of credit in the amount of $5,903,723 (RMB 41 million) for 18 months. The loan bears a variable interest rate based on the prevailing interest rate set by the People’s Bank of China at the time of borrowing, plus 6% of the prevailing interest rate. As of December 31, 2017, the amount of long-term borrowing was $137,088, and the effective rate was 5.30% per annum. The line of credit’s purpose is to acquire equipment. China Export & Credit Insurance Corporation provides insurance for the line of credit. The line of credit is effective for the period from first day of loan to 18 months after the first day of loan.

(3)	On March 9, 2017, Fuling USA entered into a Delayed Draw Term Loan agreement with East West Bank for $1,000,000. The amount drawn will be turned into a 5-year term loan at LIBOR rate plus 3.00%. The loan is guaranteed by Fuling Global. Fuling USA is required to make a restricted deposit of $41,900 for one year with an initial interest rate of 4.19% per annum. The agreement requires Fuling USA to comply with certain financial covenants and ratios, including to maintain minimum debt service coverage ratio of 1.25 times and to maintain maximum total debt to equity ratio of 3.0 times etc. Fuling USA’s compliance with these covenants will be reviewed semi-annually at June 30th and December 31th. Fuling USA was in compliance as of December 31, 2017. On April 7 and December 1, 2017, Fuling USA drew down $500,000 (April 2017 Loan) and $500,000 (December 2017 Loan), respectively. April 2017 loan will expire April 7, 2023 and December 2017 loan will expire on December 1, 2023. Both April 2017 loan and December 2017 loan require interest only payment for the first year and require interest and principal payments for years from second year to sixth year. The effective rate was 4.11% per annum. As of December 31, 2017, the amount of long-term borrowing was $1,000,000, and it consists of $83,333 of which is due within a year and $916,667 which is due over a year.

Future obligations for payments of this long-term loan are as below:

Twelve months ended December 31,
2018	$83,333
2019	200,000
2020	200,000
2021	200,000
2022	200,000
Thereafter	116,667
Total	$1,000,000

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

The Company had the following bank notes payable as of December 31, 2017:

December 31, 2017
ICBC, due various dates from January 28, 2018 to May 27, 2018	$3,052,664
ABC, due various dates from February 10, 2018 to April 30, 2018	1,384,016
CITIC, due various dates from January 31, 2018 to August 29,2018	599,169
Total	$5,035,849

The Company had the following bank notes payable as of December 31, 2016:

December 31, 2016
ICBC, due various dates from January 12, 2017 to June 29, 2017	$1,564,479
CMBC, due April 8, 2017 and April 24, 2017	345,584
ABC, due various dates from March 28, 2017 to April 28, 2017	283,315
CITIC, due various dates from February 5, 2017 to June 27, 2017	363,390
Total	$2,556,768

As of December 31, 2017 and 2016, $3,653,431 and $1,461,632 cash deposits were held by banks as a guaranty for the notes payable, respectively. In addition, as of December 31, 2017 and 2016, notes payable totaling $1,382,418 and $1,095,136 were secured by the personal properties of the Company’s principal shareholders and third party individuals, respectively.

NOTE 10 – INCOME TAXES

The Company is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which each entity is domiciled.

Fuling Global and Total Faith are both offshore holding companies and are not subject to tax on income or capital gains under the laws of the Cayman Islands and British Virgin Islands, respectively.

Taizhou Fuling and Great Plastics are incorporated in the PRC and are subject to PRC income tax, which is computed according to the relevant laws and regulations in the PRC. Under the Corporate Income Tax Law of the People’s Republic of China, corporate income tax rate applicable to all companies, including both domestic and foreign-invested companies, is 25%. Taizhou Fuling was recognized as a High-technology Company by Chinese government and subject to a favorable income tax rate of 15% from year 2012 to 2018. $715,087, $231,733 and $163,121 income tax expenses were exempted for the years ended December 31, 2017, 2016 and 2015, respectively. Per share effect of the tax exemption was $0.05, $0.01 and $0.01 for the years ended December 31, 2017, 2016 and 2015, respectively.

Domo, Fuling USA and Direct Link are incorporated in the United States and subject to the U.S. federal and state income tax.

The following table summarizes income (loss) before income taxes and non-controlling interest allocation:

	For the year ended	For the year ended	For the year ended
	December 31, 2017	December 31, 2016	December 31, 2015
United States	$90,466	$(2,387,341)	$(2,352,510)
Foreign	7,024,148	12,360,373	11,743,089
Total	$7,114,614	$9,973,032	$9,390,579

Significant components of the income tax provision were as follows:

	For the year ended	For the year ended	For the year ended
Current tax provision	December 31, 2017	December 31, 2016	December 31, 2015
United States	$4,455	$-	$-
Foreign	819,486	1,710,727	1,761,658
Total	$823,942	$1,710,727	$1,761,658

Deferred tax expense (benefit)	For the year ended December 31, 2017	For the year ended December 31, 2016	For the year ended December 31, 2015
United States	$-	$319,252	$(319,252)
Foreign	-	-	-
Total	$-	$319,252	$(319,252)

The deferred tax expense (benefit) is the change of deferred tax assets and deferred tax liabilities resulting from the temporary difference between tax and U.S. GAAP. Our operations in the U.S. have incurred a cumulative net operating loss of approximately $3,468,000, $3,554,000 and $1,486,000, respectively, as of December 31, 2017, 2016 and 2015. This carry-forward will expire if is not utilized by 2035. The Company periodically evaluates the likelihood of the realization of deferred tax assets, and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized.

For the year ended December 31, 2017 and 2016, management believes that the realization of the benefit arising from the losses of certain U.S. subsidiaries appears to be uncertain and may not be realizable in the near future. Therefore, 100% valuation allowances of $605,081 and $625,742 have been provided against the deferred tax assets of these subsidiaries, respectively. For the year ended December 31, 2015, a valuation allowance of $319,252 was recorded against our gross deferred tax asset balance at December 31, 2015.

The following table reconciles the statutory rates to the Company’s effective tax rate:

	For the year ended December 31,	For the year ended December 31,	For the year ended December 31,
	2017	2016	2015
U.S. Statutory rates	34.0%	34.0%	34.0%
Foreign income not recognized in the U.S.	(32.1)	(33.7)	(35.8)
Foreign income tax rate	25.0	25.0	25.0
Effect of favorable income tax rate in certain entity in PRC	(10.3)	(13.6)	(10.8)
R&D tax credit (1)	(3.1)	(1.7)	(1.6)
Change in valuation allowance	(0.3)	9.5	3.1
Non-taxable permanent difference (2)	(1.6)	0.9	1.5
Effective tax rate	11.6%	20.4%	15.4%

(1)	According to PRC tax regulation, 150% of current year R&D expense approved by local tax authority could be deducted from taxable income.

(2)	It represents expenses incurred by the Company that were not deductible for PRC income tax and income (loss) generated in countries with no income tax obligations.

NOTE 11 – SALE LEASEBACK

(1)	In October 2016, The Company has entered into a sale leaseback arrangement and sold certain machinery located in China to an unrelated third party for approximately $3,859,068 (RMB 25,112,500), and subsequently leased back the machinery for 24 months for a total amount of approximately $4,020,503 (RMB 26,163,022). The Company was required to make a security deposit of approximately $771,814 (RMB 5,022,500) for the leaseback. The leaseback has been accounted for as a capital lease. The title of the machinery will be transferred back to the Company upon the last payment from the Company. A one-time processing fee of $24,544 (RMB 159,716) was paid by the Company related to this lease. Since the machinery was sold exceeding its carrying value, the Company also recognized a deferred gain of $191,138 (RMB 1,243,810) on this transaction, which will be amortized over 24 months as an income. In addition, unrecognized financing charge of $187,971 (RMB 1,223,203) was recognized for the capital lease, which will be amortized over 24 months as an interest expense.

The minimum payments for the remaining lease term of 11 months from December 31, 2017 to November 3, 2018 are as follows:

Total lease payment	$4,020,518
Less: imputed interest and principal	(2,232,605)
Total current portion of sale leaseback obligation as of December 31, 2017	$1,787,913

Interest expense incurred for the years ended December 31, 2017, 2016 and 2015 amounted to $128,069, $14,858 and $0, respectively.

(2)	In May 2017, the Company has entered into another sale leaseback arrangement and sold certain machinery located in China to an unrelated third party for approximately $2,719,980 (RMB 17,700,000), and subsequently leased back the machinery for 36 months for a total amount of approximately $2,906,977 (RMB 18,916,864). The Company was required to make a security deposit of approximately $543,996 (RMB 3,540,000) for the leaseback. The leaseback has been accounted for as a capital lease. The title of the machinery will be transferred back to the Company upon the last payment from the Company. A one-time processing fee of $16,320 (RMB 106,200) was paid by the Company related to this lease. Since the machinery was sold under its carrying value, the Company also recognized a deferred loss of $254,928 (RMB 1,658,918) on this transaction, which will be amortized over 36 months as an expense. In addition, unrecognized financing charge of $102,470 (RMB 661,811) was recognized for the capital lease, which will be amortized over 36 months as an interest expense.

The minimum payments for the remaining lease term of 29 months from December 31, 2017 to May 18, 2020 are as follows:

Total lease payment	$2,906,977
Less: imputed interest and principal	(567,600)
Total sale leaseback obligation as of December 31, 2017	2,339,377
Less: current portion of sale leaseback obligation	(968,018)
Long term payable - sale leaseback as of December 31, 2017	$1,371,359

According to the sale leaseback agreement, future obligations for payments of sale leaseback are as below:

Twelve months ended December 31, 2017
2018	$968,018
2019	968,018
Thereafter	403,341
Total	$2,339,377

Interest expense incurred for the years ended December 31, 2017, 2016 and 2015 amounted to $64,231, $0 and $0, respectively.

NOTE 12 – COMMITMENTS AND CONTINGENCIES

Rent Commitment

The Company’s subsidiary Fuling USA leases manufacturing facilities under operating leases. Operating lease expense amounted to $534,077, $454,223 and $384,728 for the years ended December 31, 2017, 2016 and 2015, respectively.

Future minimum lease payments under non-cancelable operating leases are as follows:

Twelve months ended December 31,
2018	$534,589
2019	544,891
2020	555,516
2021	506,315
2022	457,328
Thereafter	665,705
Total	$3,264,344

Letters of Credit

As of December 31, 2017 and 2016, the Company had $6,546,920 and $6,806,580 outstanding in trade letters of credit, respectively.

Purchase Commitment

As of December 31, 2017, the Company had approximately $8.0 million purchase commitments for construction. These commitments represent the amount of agreements signed but yet not paid.  Pursuant to the signed agreement, the payment is not due until the construction is completed, and there is no a fixed deadline for the completion of construction.

NOTE 13 – RELATED PARTY TRANSACTIONS

The Company rents space from one of its related parties. For the years ended December 31, 2017, 2016 and 2015, the total rent expense was $54,550, $55,484 and $0, respectively.

NOTE 14 – EQUITY

Statutory Reserve

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the surplus reserve are made at the discretion of the Board of Directors. As of December 31, 2017 and 2016, the balance of statutory reserve was $4,617,039 and $4,017,957, respectively.

Share Issuance

On November 18, 2017, the Company granted 15,705 shares and 8,000 shares collectively to its Chief Financial Officer and two directors, respectively. On November 18, 2016, the Company granted 15,705 shares and 8,000 shares collectively to its Chief Financial Officer and two directors, respectively. On November 2, 2015, the Company granted 15,667 shares and 12,000 shares collectively to its Chief Financial Officer and three directors, respectively. On November 18, 2015, the Company granted 38 shares to its Chief Financial Officer. The Company recorded $58,867, $123,339 and $23,088 as stock based compensation expense for the years ended December 31, 2017, 2016 and 2015, respectively.

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

The following table presents revenue by major products for the years ended December 31, 2017, 2016 and 2015, respectively.

	For the years ended
	December 31, 2017	December 31, 2016	December 31, 2015

Cutlery	$62,846,416	$54,618,439	$55,242,100
Straws	19,248,260	15,219,005	11,091,566
Cups and plates	34,329,793	27,835,434	20,937,771
Others	10,825,553	7,209,002	4,022,238
Total	$127,250,022	$104,881,880	$91,293,675

The following table presents revenue by geographic areas for the years ended December 31, 2017, 2016 and 2015, respectively.

	For the years ended
	December 31, 2017	December 31, 2016	December 31, 2015
Revenue from United States	$109,174,565	$94,899,090	$85,144,942
Revenue from Europe	6,136,973	3,193,437	2,588,029
Revenue from Canada	1,943,946	982,106	1,081,760
Revenue from China	8,110,717	4,199,924	1,123,953
Revenue from other foreign countries	1,883,821	1,607,323	1,354,991
Total	$127,250,022	$104,881,880	$91,293,675

Long-lived assets of $56,808,223 and $3,136,106 were located in China and the United States, respectively, as of December 31, 2017. Long-lived assets of $43,119,208 and $3,315,096 were located in China and the United States, respectively, as of December 31, 2016.

NOTE 16 – SUBSEQUENT EVENTS

From January to March 2018, the Company repaid approximately $5.3 million bank loans and $0.8 million notes payable that become due. The Company also borrowed approximately $3.6 million bank loans as well as approximately $0.6 million notes payable from various banks in China. All the loans and notes payable are short term in nature and guaranteed by its shareholders, related parties and third parties.

