Form 20-F
period 2018-12-31
FULING GLOBAL INC.
filed 2019-04-05
CIK 1637921

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

Gilbert Lee, Chief Financial Officer
+1-610-366-8070 – telephone
glee@fulingusa.com Fuling Plastic USA, Inc.
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 15,795,910 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

☒ Yes    ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes   ☐ No

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

This annual report contains translations of certain RMB amounts into U.S. dollar amounts at a specified rate solely for the convenience of the reader. The exchange rates in effect as of December 31, 2018, 2017 and 2016 were US $1.00 for RMB 6.8776, RMB 6.5074 and RMB 6.94477, respectively. The average exchange rates for the years ended December 31, 2018, 2017 and 2016 were US $1.00 for RMB 6.6163, RMB 6.7578 and RMB 6.64410, respectively. We use period-end exchange rates for assets and liabilities and average exchange rates for revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

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

A. Selected Financial Data

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of comprehensive income data for the two years ended December 31, 2018, 2017 and 2016 and the selected consolidated balance sheets data as of December 31, 2018 and 2017 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated balance sheet data for the year ended December 31, 2016 have been derived from our audited consolidated balance sheet as of December 31, 2016, which is not included in this annual report. The selected consolidated statements of operations data for the years ended June 30, 2015 and 2014 and the selected consolidated balance sheet data as of ended December 31, 2015 and 2014 have been derived from our audited consolidated financial statements for the years ended December 31, 2015 and 2014, which are not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with US GAAP.

Please note that our results of operations related to Great Plastics have been reclassified as discontinued operations on a retrospective basis for all periods presented.

(All amounts in thousands of U.S. dollars, except Dividend per share in Renminbi and Shares outstanding)

Statement of operations data:

	For the year ended December 31,
	2018	2017	2016	2015	2014
Revenues	$138,664	$124,209	$102,321	$88,994	$80,369
Gross profit	$29,750	$26,132	$25,191	$23,235	$21,562
Operating expenses	$19,584	$17,042	$14,588	$13,160	$10,655
Income from operations	$10,166	$9,089	$10,603	$10,075	$10,907
Provision for Income taxes	$1,126	$788	$1,561	$1,123	$1,236
Net income from continuing operations	$9,847	$8,266	$10,249	$9,428	$9,274
Net loss from discontinued operations, net of tax	$(88)	$(1,975)	$(2,306)	$(1,480)	$(1,546)
Net income	$9,759	$6,291	$7,943	$7,948	$7,728

Net income from continuing operations per share (basic and diluted)	$0.62	$0.52	$0.65	$0.76	$0.79
Net income from discontinued operations per share (basic and diluted)	$(0.01)	$(0.13)	$(0.15)	$(0.12)	$(0.13)

Dividend per share in USD	$-	$-	$-	$-	$0.88
Dividend per share in Renminbi	¥-	¥-	¥-	¥-	¥5.41

Balance sheet data:

	As of December 31,
	2018	2017	2016	2015	2014
Current assets	$59,520	$57,013	$47,830	$49,846	$34,701
Total assets	$122,640	$116,730	$94,265	$75,729	$57,224
Current liabilities	$47,489	$55,562	$42,281	$32,411	$39,769
Total liabilities	$57,906	$58,736	$44,793	$32,411	$39,769
Total shareholders’ equity (net assets)	$64,734	$57,994	$49,472	$43,319	$17,454
Capital stock	$16	$16	$16	$16	$12
Shares outstanding	15,795,910	15,780,205	15,756,500	15,732,795	11,666,667

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

	December 31, 2018		December 31, 2017		December 31, 2016
US $1: RMB exchange rate	Period End	6.8776	Period End	6.5074	Period End	6.94477
	Average	6.6163	Average	6.7578	Average	6.64410

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

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated (www.oanda.com).

	Midpoint of Buy and Sell Prices for U.S. Dollar per RMB
Period	Period-End	Average	High	Low
2014	6.1484	6.1458	6.2080	6.0881
2015	6.4917	6.2288	6.4917	6.0933
2016	6.9448	6.6441	7.0672	6.4494
2017	6.5074	6.7578	6.9535	6.4686
2018	6.8776	6.6163	6.9720	6.2660
2019
January	6.7035	6.7917	6.8772	6.7035
February	6.6876	6.7401	6.7790	6.6868
March	6.7119	6.7129	6.7342	6.6912

As of March 31, 2019, the exchange rate is RMB 6.7119 to $1.00.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related to Our Business and Industry

Changes in U.S. trade policies, including new and potential tariffs on goods and raw materials imported from China, have negatively affected us and may disrupt our business and have a material adverse effect on our financial condition and results of operations.

Due to the trade conflicts between U.S. and China, more and more goods and raw materials imported from China are subject to higher tariffs levied by the U.S. Previously we imported a lot of plastic straws from China to the wholesale distributors in the U.S. We also imported polypropylene materials from China to our Allentown factory to produce plastic straws for fast food restaurants. The tariffs levied by the U.S. on these plastic straws and polypropylene materials have increased 25%. We have to absorb most of the increased cost for the plastic straws to sell to the wholesale distributors in the U.S. We also have to purchase more expensive polypropylene materials from other countries.

In addition, the tariff on paper cups and paper board imported from China has also increased 10%. The increased tariff on paper board which we planned to use to produce paper cups in Allentown is the major reason that we have paused our paper cup manufacturing project in Allentown.

Although we plan to start operating a factory in Mexico to enjoy the tariff-free benefit on producing paper cups, paper straws and plastic straws and shipping them from Mexico to U.S., the amount of the products to be produced in Mexico will not account a significant percentage of our total products in the near future. In addition, we cannot guarantee we will be successful on this strategy.

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

In particular, we are in the midst of setting up a factory in Mexico by using the maquiladora (shelter) structure. Our goal is to manufacture in this facility certain products that are not efficient to manufacture in U.S. or are subject to high tariffs if being manufactured in and shipped from China. This project may not be completed completely as planned, may be more costly to implement than expected, may have delays in implementation, or may not result in, in full or in part, the savings and other benefits anticipated. In addition, such initiatives require the Company to implement a significant amount of organizational changes, which could have a negative impact on employee engagement, divert management’s attention from other concerns, and if not properly managed, impact the Company’s ability to retain key employees, cause disruptions in the Company’s day-to-day operations and have a negative impact on the Company’s financial results.

Price increases in raw materials and sourced products could harm the Company’s financial results.

Our primary raw materials are (1) plastic resin (primarily polypropylene (“PP”), polystyrene (“PS”) which includes General Purpose Polystyrene (“GPPS”) and High Impact Polystyrene (“HIPS”), and polyethylene terephthalate (“PET”)), (2) plastic bags and membranes for packaging cutlery, (3) shipping cartons, (4) plastic colorants, (5) paper board for paper straws, (6) paper napkins, salt, pepper and wet wipes for inclusion in cutlery packages and (7) labeling materials. These raw materials are subject to price volatility and inflationary pressures. Our success is dependent, in part, on our continued ability to reduce our exposure to increases in those costs through a variety of programs, including sales price adjustments based on adjustments in such raw material costs, while maintaining and improving margins and market share. We also rely on third-party manufacturers as a source for our products. These manufacturers are also subject to price volatility and labor cost and other inflationary pressures, which may, in turn, result in an increase in the amount we pay for sourced products. Raw material and sourced product price increases may more than offset our productivity gains and price increases and may adversely impact the Company’s financial results.

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

We have approximately $27.1 million in outstanding bank loans as of December 31, 2018. The loans are held at multiple banks and entities and are secured by some of our land and property in China and the U.S. as the collateral for the debt. While we believe we have adequate capital to repay these bank loans at present, there can be no guarantee that we will be able to pay all amounts when due or to refinance the amounts on terms that are acceptable to us or at all. If we are unable to make our payments when due or to refinance such amounts, our property could be foreclosed and our business could be negatively affected.

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

We expect to be able to refinance its short-term loans based on past experience and our good credit history. We do not believe failure to refinance from certain banks will have significant negative impact on our normal business operations. Our related parties including our major shareholders and affiliate companies are willing to provide us financial support. Although our operating cash flow was positive in 2018, 2017 and 2016, it is possible for us to have negative cash flow in the future, and for our related parties to be unable or unwilling to provide us financial support as needed. As a result, the failure to refinance our short-term loans could potentially affect our capital expenditure and expansion of business.

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

Our key customers are principally multinational QSRs, third party distributors, and retail stores, mainly located in the U.S. For the year ended December 31, 2018, sales to our ten largest customers amounted in the aggregate to approximately 51.9% of our total revenue. For the year ended December 31, 2017, sales to our ten largest customers amounted in the aggregate to approximately 53.6% of our total revenue. For the year ended December 31, 2016, sales to our ten largest customers amounted in the aggregate to approximately 54.0% of our total revenue. There can be no assurance that we will maintain or improve the relationships with these customers, or that we will be able to continue to supply these customers at current levels or at all. Any failure to pay by these customers could have a material negative effect on our company’s business. In addition, having a relatively small number of customers may cause our quarterly results to be inconsistent, depending upon when these customers pay for outstanding invoices.

During the years ended December 31, 2018, 2017 and 2016, respectively, we had zero, one and one customer that accounted for 10% or more of our revenues.

Customer Name	Year Ended December 31, 2018		Year Ended December 31, 2017	Year Ended December 31, 2016
Lollicup USA Inc.	*	%	11.6%	13.0%

*	Less than 10% during the period.

If we cannot maintain long-term relationships with these major customers, the loss of our sales to them could have an adverse effect on our business, financial condition and results of operations.

We buy our supplies from a relatively limited number of suppliers.

During the year ended December 31, 2018, our ten largest suppliers accounted for approximately 48.9% of our total purchases. During the year ended December 31, 2017, our ten largest suppliers accounted for approximately 57.9% of our total purchases. During the year ended December 31, 2016, our four largest suppliers accounted for approximately 60% of our total purchases. During the years ended December 31, 2018, 2017 and 2016, respectively, we had one, two and three suppliers that accounted for 10% or more of our purchases.

Supplier Name	Year Ended December 31, 2018		Year Ended December 31, 2017	Year Ended December 31, 2016
Brilliance Resources Company Limited	*	%	* %	22.0%
Koco Group Ltd	*	%	11.2%	13.2
Grand Chemical Group	12.0%		12.4%	19.1%

*	Less than 10% during the period.

Because we purchase a material amount of our raw materials from these suppliers, the loss of any such suppliers could result in increased expenses for our company and result in adverse impact on our business, financial condition and results of operations.

Our bank accounts are not fully insured or protected against loss.

We maintain our cash with various banks located in mainland China, Hong Kong and the United States. Our cash accounts in the PRC are not insured or otherwise protected. To the extent our U.S. and Hong Kong accounts were to exceed statutory amounts, they would also not be fully protected against loss. Should any bank or trust company holding our cash deposits become insolvent, or if we are otherwise unable to withdraw funds, we would lose the cash on deposit with that particular bank or trust company.

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

Risks Related to Doing Business in China and Mexico

We are new to the Mexican legal system and the unfamiliarity could adversely affect us.

We plan to start production in Mexico by cooperating with a local shelter services company. The production and the operation is governed by Mexican law which we barely have any knowledge. Although the shelter service company is obligated to handle essentially all of the legal and compliance matters for us, we cannot guarantee that it will handle those matters correctly. The lack of knowledge to the local law may cause noncompliance or breach of contracts and could adversely affect us and make us lose all of our investment there.

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

We reflect the impact of currency translation adjustments in our financial statements under the heading “accumulated other comprehensive income (loss).” For year ended December 31, 2018, we had a negative adjustment of $3,147,531 for foreign currency translations. For year ended December 31, 2017, we had a positive adjustment of $2,172,347 for foreign currency translations. For years ended December 31, 2016, we had a negative adjustment of $1,913,200 for foreign currency translations. Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currencies.

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

While we have purchased insurance to cover certain assets and property of our business, the amounts and scope of coverage could leave our business inadequately protected from loss. For example, not all of our subsidiaries have coverage of business interruption insurance. If we were to incur substantial losses or liabilities due to fire, explosions, floods, other natural disasters or accidents or business interruption, our results of operations could be materially and adversely affected.

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

On December 22, 2017, the U.S. enacted tax reform through the Tax Cuts and Jobs Act of 2017 (the “Act”), and the Act made significant changes to U.S. income tax law including the manner in which the U.S. imposes income tax on multinational corporations. The U.S. Department of Treasury, the Internal Revenue Service and other standard-setting bodies have authority to issue regulations or interpretative guidance that may impact how we apply the law and impact our results of operations in the period issued and subsequently. Based on our understanding of the Act and guidance available as of the date of this filing, we have determined that there was no significant income tax impact derived from the Act for our 2018 taxable year and on the tax amounts reported in our 2018 financial statements. As additional regulatory guidance is issued, and as we gain better understanding of the operation of the relevant rules, our analysis and conclusion may be different from our current assessments, which could materially affect our results of operations and financial position.

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

If we are unable to maintain effective internal control over financial reporting in the future, and we may fail to detect errors in reports, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Ordinary Shares may decline.

As a public company, we are required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. In addition, we are required to furnish a report by management on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We have completed our design of internal controls over financial reporting; and we have improved our internal controls by performing the adjustment entries before our auditor suggest them. However, we failed to engage our external financial consultant to conduct in-person field work for the financial reporting for the year ended December 31, 2018 and our independent auditors proposed a number of significant adjustments. Please see the material weakness in our internal controls discussed on page 96. In addition, our independent registered public accounting firm is required to attest to the effectiveness of our internal control over financial reporting beginning with our annual report on Form 20-F following the date on which we are no longer an “emerging growth company,” which may be up to five full years following the date of our initial public offering. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting when required, we may fail to detect errors in a timely fashion and investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Ordinary Shares could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the Securities and Exchange Commission, or the SEC, or other regulatory authorities, which could require additional financial and management resources.

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

The trading price for our Ordinary Shares has fluctuated since we first listed our Ordinary Shares. Since our Ordinary Shares became listed on the Nasdaq on November 4, 2015, the trading price of our Ordinary Shares has ranged from US $6 to US $1.68 per common share, and the last reported trading price on April 2, 2019 was $2.4 per Ordinary Share. The market price of our Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

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

A. History and Development of the Company

Fuling Global Inc. (“FGI”) was incorporated in the Cayman Islands on January 19, 2015. FGI has an indefinite term. FGI, its subsidiaries and its variable interest entity (“VIE”) (collectively the “Company”) are principally engaged in the production and distribution of environmentally-friendly plastic and paper serviceware in the People’s Republic of China (“PRC” or “China”) and United States (“U.S.”). Most products are exported to the U.S. and Europe and sold to major fast food chains and wholesalers.

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

In November 2018, Great Plastics signed sales contracts (the “Contracts”) to sell the real properties previously used as one of its manufacturing factories in China the “Sanmen Factory”) to Zhejiang Zhongye Packaging Technology Co. Ltd., an unrelated third party, for total cash consideration of RMB 40.2 million (approximately US$5.8 million). We have relocated almost all of related machines and equipment to our new Wenling Factory. We plan to dissolve Great Plastics by September 2019 when we expect certain administrative matters will be resolved.

We are in the process of setting up manufacturing operation under the maquiladora model in Monterrey, Mexico (the “Mexico Factory”). In December 2018, we signed a building lease with Interpuerto Industrial Park in Monterrey, Mexico and a service agreement with a local shelter service company to help with administrative, accounting, compliance, import/export, human resources, etc., at the Mexico Factory. The local shelter service company established a shelter company which is not legally owned by us. We signed a maquila services agreement with this shelter company in January 2019 according to which the shelter company will operate the factory. We pay for all the costs and expenses for the operation. In exchange the shelter company manufactures the products and ship them to us for sales in the U.S. Factory renovating is expected to start in April 2019, followed by equipment installation and testing and worker recruitment in May 2019. We expect that the first phase of the Mexico Factory will have an annual design capacity of 10,000 tons and will be primarily used for producing plastic and paper straws and paper cups serving the U.S. market. We expect to launch commercial production at the Mexico Factory by July 2019.

We are in the process of constructing our Wenling factory and expanding our Allentown factory. Our Wenling factory is under the second phase of the construction which is expected be completed in August 2019.

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

In addition to plastic serviceware, we also produce paper straws and paper cups. We have been manufacturing paper cups in our Songmen factory since 2017. In 2018, we launched paper straw product after installing 35 paper straw production lines in our new Wenling factory.

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

Our Environmental Stewardship Measures

We endeavor to increase our production of environmentally-friendly products and reduce pollution in the production process. We have formulated various environmental manuals and policies, including Environmental Targets, Environmental Measure Implementation Plan and Environmental Training Management Procedure . We also have founded an environmental management group whose members have relevant environmental management qualifications and experience. We keep complete records of our clean production files. We have implemented examination equipment for monitoring pollution and full operations records of our environmental protection facility. We strictly comply with laws and regulations about environmental protection and comprehensive utilization of resources. We have never been penalized by any environmental protection governmental agency.

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

Production Strategy

Product Mix

While we will continue to improve our traditional serviceware segment offerings, we plan to grow our packaging segment. Our customers in this segment are mainly retailers and wholesalers. We launched clamshell product in 2018 after installing one clamshell production line in our new Wenling factory. While packaging materials currently constitute a small percentage of our sales revenue, we aim to achieve significant growth in this segment. Our decision is based on following reasons:

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

In addition, we launched paper straw product in 2018 after installing 35 paper straw production lines in our new Wenling factory. Our customers for this product involve retailers, wholesalers, QSRs and restaurants. As more and more fast food restaurants and coffee chains started using paper straws, we believe our sales on paper straws will keep growing.

Manufacturing Locations

Mexico Factory

Decision to Invest in Mexico

We decided to start production in Mexico for the following reasons:

1) The ongoing U.S.- China trade tensions cast uncertainties for our export business to the U.S. market, our largest market segment that accounted for 85% of our revenues during the first half of 2018. By contrast, Mexico has free-trade agreements with over 45 countries around the world, including U.S., making Mexico a perfect launch pad for global manufacturing. In addition, under the maquiladora (shelter) structure that we are using, we are exempt to pay taxes in Mexico because all of our products will be shipped to U.S. for sale.

2) Mexico is only hours or at most a few days from U.S. supply outlets and market; the value chain between these two countries is very short, reducing transportation costs and production time. Especially for the cups and straws or similar hollow products which cannot be packed as tightly as cutlery and cause shipping costs as a higher percentage of the total cost, producing them in Mexico instead of China and shipping them to U.S., especially to the south of U.S. will save us a lot of shipping fees.

3) Mexico also has highly skilled and productive workforce. The Mexican maquiladora, which we are using now, is capable of handling skilled manufacturing operations while maintaining a high rate of production.

4) Mexico has a large population and is a significant consumer market. In addition, it is the gateway to the markets in Latin America. Once we establish a presence in Mexico, we can explore the opportunities of entering the Latin American markets a few years down the road.

Mexico Project Plan

Schedule

On December 11, 2018, we signed a service agreement with Disenos E Ideas Mexicanos, S.A. DE C.V. (“DIMSA”), which provides services of administration, accounting, compliance, import/export, human resources, etc., for our Mexico operation. DIMSA is a Mexican shelter services provider that incorporates a separate shelter company, Mayenco, S. de R.L. de C.V., (“Mayenco”) in Mexico by providing a legal representative. Mayenco is owned by DIMSA from a legal standpoint and is contracted by Fuling USA to manufacturing products in Mexico and then ship to the U.S. for us to sell. The shelter program allows foreign companies to manufacture in Mexico without being required to organize and operate their own subsidiary, for example, as a Mexican corporation.

On December 20, 2018, we, as a guarantor, through Mayenco as the lessee signed a lease agreement for a piece of land and a building located in Interpuerto Monterrey Industrial Park, Mexico to use as our factory. The building is 7,804 m2 (approximately 84,002 square feet). From December 20, 2018 to June 30, 2019, we occupy 5,471 m2 while another tenant occupies the rest. On July 1, 2019, after the other tenant moves out, we will occupy the entire building. The lease has a term of 50 months, expiring in February 2023, with an option to extend the lease for an additional two years. According to the lease, after the grace period from December 20, 2018 to February 14, 2019 during which we only needed to pay the maintenance fees, we started to pay the monthly rent from February 2019. For the first four months, the monthly rent is $20,899 plus tax. After four months, the monthly rent will be $29,810.47 plus tax.

On January 2, 2019, we signed a maquila services agreement with Mayenco. The term of the agreement is one year and will be renewed automatically unless terminated in advance by any party. According to the agreement, we are obligated to provide the machinery, raw materials, technology and processes to manufacture our products and pay for all the expenses and costs. Mayenco is obligated to manufacture, assemble and deliver the products to us or to whom we appoint.

Currently we are delivering production machinery from China to Monterrey, Mexico. Factory renovating is expected to start in April 2019, followed by equipment installation and testing and worker recruitment in May 2019. We expect to launch commercial production at the Mexico Factory by July 2019.

Estimate of the amount of expenditures

The total investment spent for the first phase of the project will be roughly $4 million, including approximately $3.5 million of fixed asset investment, and $0.5 million of working capital. We plan to finance the project with a capital investment of approximately $2.0 million in equipment and machinery in 2019 and internal cash flow of 2.0 million. If we choose to increase production capability, we will incur additional costs.

Production Capacity

We expect that the first phase of the Mexico Factory will have an annual design capacity of 10,000 tons and will be primarily used for producing paper straws, paper cups and plastic straws serving the U.S. market.

Environmental Considerations

The major products that we plan to produce in the Mexico Factory are paper straws and paper cups. In the U.S., more and more fast food restaurants and coffee chains including Starbucks announced that they are ditching plastic straws and opting for eco-friendly alternatives, such as paper.

Our company will strictly follow applicable environmental regulations and policies in Mexico.

Location

Below is a diagram of the location of our Mexico facility.

Facility

Our Mexico facility structure consists of 84,002 square feet of building area:

Allentown Operation

Decision to Invest in U.S.

The United States is one of the world’s largest users of foodservice disposables; however, the United States has historically relied on imported products, as U.S. manufacturing has been unable to meet the required pricing levels. We previously produced substantially all of our products in China and shipped them to the United States for warehousing and sale. In 2014, we commenced construction of a facility in Allentown, Pennsylvania. Because of our success in automating the manufacturing process, we believe that the Allentown facility provides us a platform to manufacture products in the United States, particularly where doing so is cost effective for us.

Of the three categories of products we produce, the production of cutlery continue to occur in China, since our cutlery production process is already heavily streamlined and the cost savings we receive from labor cost differences between the U.S. and China, combined with our ability to pack shipments densely for transportation to the United States, makes it cost-effective to maintain production in China at present.

By contrast, cups and straws or similar hollow products are less cost effectively produced in China, since these products cannot be packed as tightly as cutlery. As a result, shipping costs tend to be a higher percentage of the total cost of these products. If we have substantial and consistent orders, we plan to fill the majority of such orders for drinking straws and cups from our Allentown factory before our Mexico factory is set up and is capable of handling a large amount of orders.

The factors involved in determining where we will manufacture a given product generally consist of the following:

1.	Labor costs. Currently the United States is much more expensive per hour for laborers, although U.S. laborers tend to be more productive in the same amount of time.

2.	Raw materials. The United States is slightly more expensive for raw materials that we use in production of our products than China is. However, with the increased tariffs stemmed from the trade conflict between U.S. and China, this differential is narrowing and in some materials, we found that U.S. offers a more cost effective sourcing.

3.	Electricity. Electricity needed to produce our products costs more in China than in the United States.

4.	Shipping. If we ship the products from China to the United States for sale, shipping costs can account for up to 40% of the price of the product, depending upon the location and the product.

5.	Taxes. Taxes on our income for sales in the United States are different with the taxes for sales in China.

As a result of analyzing these factors, we determined that it was in the best interest of our company to invest in America, hire U.S. workers and produce certain of our products in Allentown. We are manufacturing drinking straws in our Allentown facility.

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

Pennsylvania is home to fifty Fortune 500 companies. Pennsylvania’s 2017 total gross state product of $752 billion ranks the state 6th in the nation. If Pennsylvania were an independent country, its economy would rank as the 18th largest in the world. Moreover, Pennsylvania has a beneficial taxation policy that was attractive to our company in deciding where to locate manufacturing operations. In Pennsylvania, personal income tax is a flat 3.07%. The corporate net income tax is 9.9% and is levied on federal taxable income, without the federal net operating loss deduction. In addition, Pennsylvania allows a 20-year net operating loss carry forward of up to $2 million a year.

Finally, Pennsylvania has a strong trade relationship with China. Other than Canada and Mexico, China was the largest destination for exports from Pennsylvania, with $2.7 billion in exports in 2017.

Allentown Project Plan

Estimate of the amount of expenditures

The total investment spent on the project was roughly $9.3 million, including approximately $4.3 million of fixed asset investment, and $5.0 million of working capital. If we choose to increase production capability, we will incur additional costs.

Schedule

We signed the lease of the factory and acquired property for our Allentown facility in 2013 for approximately $235,100. For the year ended December 31, 2018, we paid rental fees of approximately $47,000 per month, including tax and insurance. As of the time of this filing, we have paid approximately $1.9 million for factory renovations. In addition, we rented a warehouse of 17,000 square feet nearby for approximately $11,000 per month since June 2016.

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

In 2017, we only made minor capital expenditures. We completed the installation of a raw material distribution system that included construction of ten silos outside the factory building for storage of plastic materials. We focused on optimizing the utilization of our existing equipment in Allentown and increased productivity by about 30%. At the same time, we reduced our labor cost per ton output by 40% and caused Allentown operations to become profitable in the second half of 2017.

In 2018, we planned to initiate paper cup manufacturing at the Allentown facility with a $2.5 million projected investment on machinery. The project was delayed because our technical experts on paper cup in China did not get visas to come to the U.S. In addition, the U.S. tariff on importing paper boards, the major raw material to produce paper cups, increased in 2018. Then we shifted the focus to starting up Mexico.

In 2019, if the demands of straws increase substantially, we will add straw production machines.

Production Capacity

The designated annual capacity is 2,400 tons of straw series products with the 12 straw production lines put into operations. We consistently reached 100% capacity in 2018 producing 2,302 tons for the year, an increase of 33.7% from 2017. The plant operates 24/7 throughout the year except on holidays and days under unusual weather conditions. In 2019, we will strive to exceed the 2,400 ton designed capacity. However, if demands increase significantly, we will add new machines.

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

Facility

Our Allentown facility structure consists of 88,000 square feet on 7.7 acres of land:

The current build-out plan is as depicted below. The blue figures in the left lower corner represent our first 6 straw production lines that we installed in 2015. The green figures in the middle represent the second six straw production lines we installed in 2016. The red and green figures to the right represent paper cup manufacturing and plastic equipment we plan to install in the future.

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

We estimate the total amount of expenditures is approximately $63 million. We have financed the expansion with IPO proceeds, self-generated cash flow and profits from operations, and will keep financing it with self-generated cash flow and profits from operations. We have spent approximately $50 million on purchase of land use right, construction of facilities and equipment purchase. The major equipment we plan to install includes 141 injection molding production lines and 26 vacuum thermoforming production lines in total. The 141 injection molding production lines will produce cutlery, plates, cups and bowls. We anticipate that 8 of the 26 vacuum thermoforming production lines will produce cups, and 18 of the vacuum thermoforming production lines will produce plates, cup lids and various types of containers, such as vegetable containers, fruit containers and packaging containers. Currently we have installed 129 injection molding production lines and 23 vacuum thermoforming production lines. We anticipate that the production capacity will be increased by 47,150 tons after completion of the project.

The following chart shows the specific status/plan:

	Phase I	Phase II	Phase III

Period	April 2016 – May 2017	August 2017 – August 2019	September 2019– December 2019

Actual/estimated expenditures required	$31 million
1) Purchase of land use right: $10 million for 32.45 acres (197 mu);
2) Construction of
facilities: $13 million for 54,450 square meters of manufacturing facilities;
3) Equipment purchase:
	$8 million.	$26.1 million 1) Construction of facilities: $13.1 million; 2) Equipment purchase: $7 million; 3) R&D: $6 million.	$5.5 million 1) Equipment purchase: $1.5 million; 2) R&D: $4 million.

Financing resources	IPO proceeds and self-generated cash flow	Profit from operation in 2016, 2017 and 2018	Profit from operation in 2018

Actual/Anticipated increase in production capacity	24,250 tons	13,000 tons	2,900 tons

141 injection molding production lines	95 (capacity of 14,250 tons)	40 (capacity of 6,000 tons)	6 (capacity of 900 tons)

26 vacuum thermoforming production lines	10 (capacity of 10,000 tons)	14 (capacity of 14,000 tons)	2 (capacity of 2,000 tons)

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

Facility

Our new Wenling facility structure consists of 107,800 square meters on 33.27 acres of land. The plan includes four workshop buildings, one warehouse, two dormitory buildings and one office building. We have built three workshop buildings and one warehouse which occupy 54,000 square meters in total. Another workshop building of 20,700 square meters is under construction. The two dormitory buildings consist of 380 rooms and can accommodate 1,520 workers. Workers have moved into these dormitory buildings. The office building occupying 7,000 square meters is under construction. We expect it will be ready in August 2019.

Our New Workshop Building in Wenling

Seasonality

Our main business does not have significant seasonality.

Raw Materials

Our primary raw materials are (1) PP, PS which includes GPPS and HIPS, and PET, (2) plastic bags and membranes for packaging cutlery, (3) shipping cartons, (4) plastic colorants, (5) paper board for paper straws, (6) paper napkins, salt, pepper and wet wipes for inclusion in cutlery packages and (7) labeling materials. We purchase our raw materials from a variety of suppliers, including more than ten suppliers of our key raw material, granular plastic resin. As we have a variety of options to supply us with raw materials for our products and the technical demands of preparing such raw materials are relatively low, we do not anticipate any difficulties in obtaining raw materials to produce our products. We are not reliant on a single supplier for any of our raw materials, and we expect we would be easily able to replace any of our suppliers if we needed to do so.

Plastic resin constituted approximately 75.5% of our raw material purchases in 2018. Plastic costs have recently been volatile as a result of significant fluctuations in petroleum prices. The company considers only plastic resin cost fluctuations to be material, given resin price volatility and plastic’s percentage of the cost of our products. We have historically been able to pass price fluctuations on to our customers. We do this in two ways.

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

(All amounts in thousands of U.S. dollars)

					Year-over Year
	2018		2017		Increase
Region	Amount	%	Amount	%	Amount	Percentage
United States	$118,308	85.32%	$106,564	85.79%	$11,744	11%
Europe	6,622	4.78%	6,101	4.91%	521	9%
Canada	1,636	1.18%	1,944	1.57%	(308)	-15.84%
China	8,286	5.98%	7,741	6.23%	545	7.04%
Others	3,812	2.75%	1,859	1.50%	1,953	105.06%
Total	$138,664		$124,209		$14,455

Markets and Customers

Our approach to competition in the market depends largely on the type of customer we seek to serve, as various customer industries have different priorities for their purchasing decisions. Historically, we have sold our serviceware products to four categories of customers (below estimates include sales through distributors to ultimate customers):

Type of Customer	Products Sold	Geographic Region	Estimated Sales % In 2018	Estimated Sales % In 2017	Estimated Sales% in 2016
Dealers	Serviceware, Straws, Cups, Plates	USA, Europe, Canada, others	46%	46%	67%
QSRs	Serviceware, Straws, Cups	USA, China	27%	29%	27%
Retailers	Serviceware, Straws, Cups, Plates	USA, others	7%	4%	1%
Manufacturers	Serviceware	USA	20%	21%	5%
Total			100%	100%	100%

Distribution Channels

When we began to produce serviceware, we sold our products through distributors that had existing relationships with the ultimate customers looking to purchase our products. Beginning in 2009, we began to sell directly to such purchasers. For the years ended December 31, 2018, 2017 and 2016, approximately 34%, 33% and 28% of our sales were made directly to end-users and retailers, respectively, and approximately 46%, 46% and 67% of our sales were made to distributors including dealers, respectively. Although we believe we benefit from having direct relationships with QSRs, retailers and other end users, we also believe that strong relationships with distributors can allow us to penetrate smaller markets where we do not have the marketing resources to deliver our products directly.

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

Nevertheless, we have been one of China’s largest exporters of disposable serviceware. The China Chamber of Commerce for Import and Export of Light Industrial Products and Arts and Crafts has recognized Taizhou Fuling as Number 2 out of 12,013 plastic kitchenware and serviceware companies for exports from China in 2017, Number 2 out of 10,113 in 2016 and Number 3 out of 9,162 in 2015. In addition, we were rated one of top 10 enterprises of plastic industry (daily plastic household products) in China light industries in 2017 by China National Light Industry Council and China Plastic Processing Industry Association, based on our (1) revenue, (2) profit, (3) profit tax rate, and (4) business growth rate.

We have invested heavily ($15,653,364 since 2013 to 2018) in research and development to increase our future competitive position, seeking to increase our use of environmentally-friendly materials, develop degradable and biodegradable materials, and reduce reliance on fossil raw materials. In addition, we have developed advanced robotics to produce our products more efficiently and at lower cost to be more competitive in the face of rising wages and higher quality demands.

Awards and Recognition

The Company is fully ISO 9001 and 14001 certified and, importantly, has obtained HACCP, GMP and FDA food facility registration certifications.

In addition, our company is rated a Category A enterprise of China Customs, which provides streamlined customs clearance measures. Taizhou Fuling has been a Category A enterprise since 2007 and submits a report on business management status to the PRC Customs every year. We understand that the PRC Customs re-validate the rating of Category A enterprises on an irregular basis, and the most recent written decision on re-validating Taizhou Fuling’s rating of Category A enterprise was received on October 24th , 2014 from the PRC Customs.

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

In the last ten years, we have earned a variety of national, provincial and local honors, awards and certifications for our quality products and scientific research efforts:

2018

●	Top 10 Enterprises of Plastic Industry (Daily Plastic) in China Light Industries, 2018

●	Outstanding Technology Innovative Enterprise in Chinese Plastic Processing Industry

●	Leading Export Enterprise, Zhejiang Province

●	Famous Export Brand in Zhejiang (2018-2020)

2017

●	Top 10 Enterprises of Plastic Industry (Daily Plastic) in China Light Industries, 2017

●	Key supporting Zhejiang Enterprise

●	Top 20 Zhejiang Enterprise with Offshore Investment Bolstering Export Sales

●	Zhejiang Famous Trademark

●	Outstanding Returned Project of Zhejiang Enterprise, 2016

●	FSSC 22000 Certificate of Registration for Food Safety Management System

2016

●	Top 10 Enterprises of Plastic Industry (Daily Plastic) in China Light Industries, 2016

●	China Credible Enterprise published by State Administration for Industry and Commerce of China)

●	Province Level Enterprise Research Institute – Zhejiang Fuling New Materials Research Institute (three years)

●	Taizhou Top 20 Growing Enterprise

2015

●	Deputy Chair of Zhejiang Plastics Industry Association

●	Wenling Top 10 Industrial Enterprise

●	Taizhou Export and Import Credit Enterprise (Grade A)

2014

●	Zhejiang Famous Export Brand

●	Zhejiang Famous Trademark

●	Wenling Star Enterprise

●	Taizhou Quality Enterprise Leader

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

Foreign Investment Restrictions Regulations

Historically, the principal regulation governing foreign ownership of businesses in the PRC was the Guidance Catalogue for Industrial Structure Adjustments (the “Guidance Catalogue”). The Guidance Catalogue classified various industries into three categories: encouraged, restricted and prohibited. The Guidance Catalogue has been replaced by the Special Administrative Measures (Negative List) for Foreign Investment Access (2018), effective July 28, 2018 (the ” Negative List”). The Negative List specifies the prohibited and non-prohibited (similar to the restricted in the Guidance Catalogue) industries for foreign investment. For the industries not covered by the Negative List, the foreign investment and the domestic investment have equal access. Foreign investors may not invest in the prohibited industries specified by the Negative List. For the non-prohibited industries on the Negative List, a foreign investor must obtain an investment permit. There are certain requirements on the equity ownership and the executive officers of the foreign invested enterprises. If PRC has certain equity requirements in certain investment fields, no foreign-invested partnership may be established. For example, pursuant to the latest Negative List, the provision of telecommunications services and value-added telecommunications services fall in the prohibited industry and the percentage of foreign ownership cannot exceed 50% (except for e-commence).

According to the Negative List, our products are not prohibited. Therefore, our proportion of the foreign investment may be up to 100%. As a result, FGI’s investment in our Chinese subsidiaries is in compliance with the Negative List.

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

In April 2018, the Ministry of Finance and the State Administration of Taxation jointly issued the Notice on Adjusting the Tax Rate of Value-added Tax (Circular 32 of Finance and Taxation, 2018). The Notice clearly stipulates that, from May 1, 2018, for all taxpayers who have engaged in taxable sales of VAT or imported goods, where the original 17% and 11% tax rates were applied, the tax rates shall be adjusted to 16% and 10%, respectively. This can lighten the operation burden of enterprises to a certain extent.

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

In July 2018, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council issued the Reform Plan for the Taxation and Administration System of State Taxes and Local Taxes (hereinafter referred to as the Reform Plan). The Reform Plan clearly stipulates that from January 1, 2019, all social insurance premiums, such as basic old-age insurance premium, basic medical insurance premium, unemployment insurance premium, industrial injury insurance premium and maternity insurance premium, will be levied by the tax authorities. The Reform Plan makes the collection of social insurance fees more transparent and standardized, and reduces a certain degree of flexibility that enterprises can enjoy before. For enterprises that have not paid all the related fees before, the Reform Plan will increase the financial burden of enterprises, which may even face administrative penalties and illegal risks. The details of how to levy social insurance fees need to be clarified.

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

On December 20, 2018, we, as a guarantor, through Mayenco as the lessee, signed a lease agreement for certain property located in Interpuerto Monterrey Industrial Park, Mexico to use as our factory. The building is 7,804 m2 (approximately 84,002 square feet).

Following is a list of our properties, including the first four, which we lease:

Transferee/ Lessee/Owner	Property	Land/Building Use Term	Space (m2)	Ground Floor Area (m2)	Productive Capacity (ton)	Extent of Utilization	Products Produced

Fuling USA	Commercial/industrial space at 6690 Grant Way, Suite 1, Allentown, PA 18106	2014-03-01 until 2024-05-31	8,175.47		2,400	100%	Straws

Fuling USA	Warehouse at 6370 Hedgewood Drive, Suite 120, Allentown, PA 18106	2016-06-01 until 2021-05-31	1,579			100%	N/A

Fuling USA	Industrial unit at Ave. Gomez Morin No. 955 L-317, Col. Montebello, San Pedro Garza García, C.P. 66279.	2018-12-20 until 202023-02-20		5,470.92	10,000	0%	Expect to be paper straws, paper cups and plastic straws

Taizhou Fuling	Factory building at 8 Shengpan Road, Guanweitong Village, Wenqiao County	2019-01-01 until 2020-12-31	5,120.00		6,000	100%	Knives and forks

Taizhou Fuling	Land at 88 Jintang S Rd, Eastern New District, Wenling City	2016-04-14 until 2066-04-06		95,833.00	N/A	N/A	N/A

Taizhou Fuling	Factory buildings and warehouse at 88 Jintang S Rd, Eastern New District,, Wenling City	Until 2066-04-06	54,000.00		51,700	90%	Mainly cups, knives, straws, forks, plates and bowls

Taizhou Fuling	Non-residential building in Ximen Village, Songmen Town	No expiration (rights acquired 2000-04-27)	177.58		(rent out)	N/A	N/A

Taizhou Fuling	Non-residential building in Ximen Village, Songmen Town	No expiration (rights acquired 2000-04-27)	668.89		(rent out)	N/A	N/A

Taizhou Fuling	Land in South of Binhai Road, Songmen Town	2007-03-27 until 2053-03-10		13,996.79	13,970	100%	Mainly knives, forks, paper cups, plates and bowls

Taizhou Fuling	Land in South of Binhai Road, Songmen Town	2007-03-27 until 2055-01-14		14,076.80			Same as above

Taizhou Fuling	Non-residential building in South of Binhai Road, Songmen Town	2013-07-25 until 2053-03-10	491.05				Same as above

Taizhou Fuling	Non-residential building in South of Binhai Road, Songmen Town	2013-07-25 until 2053-03-10	1,471.22				Same as above

Taizhou Fuling	Non-residential building in South of Binhai Road, Songmen Town	2013-07-25 until 2053-03-10	2,559.28				Same as above

Taizhou Fuling	Non-residential building in South of Binhai Road, Songmen Town	2013-07-25 until 2053-03-10	1,847.10				Same as above

Taizhou Fuling	Non-residential building in South of Binhai Road, Songmen Town	2013-07-25 until 2053-03-10	3,694.20				Same as above

Taizhou Fuling	Non-residential building in South of Binhai Road, Songmen Town	2013-07-25 until 2055-01-14	7,717.56				Same as above

Taizhou Fuling	Land in Southeast Industrial Zone, Songmen Town	2015-01-29 until 2065-01-15		2,576.00	N/A	N/A	N/A

(1)	The dormitory has 130 rooms, and is able to accommodate 350 employees. Currently 90 rooms are occupied by 212 employees.

Fixed assets at our properties consist of office equipment, buildings, structures, ancillary facilities, and equipment for production and packaging of plastic foodservice disposals including plastic food containers, drinking straws, cutlery, cups and plates, and others.

Some of our real property and fixed assets are encumbered by secured loans from our creditors. For example, Agricultural Bank of China Taizhou Branch has encumbrances on Taizhou Fuling’s land use right and building ownership right in the property located at 88 Jintang S Rd, Eastern New District, Wenling City, to guarantee all of our loans with Agricultural Bank of China from June 27, 2018 to September 28. Bank of China Wenling Branch has encumbrances on Taizhou Fuling’s land use right and building ownership right in the property located at South of Binhai Road, Songmen town. The term of our loan with Bank of China is from March 26, 2018 to March 26, 2023.

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

Plant

Currently, we have the following factories, three in China, one in U.S., and one in Mexico.

1.	Wenqiao factory: 8 Shengpan Road, Guanweitong Village, Wenqiao County, Wenling City, Zhejiang Province, China

2.	Songmen factory: South of Binhai Road, Songmen Town, Wenling City, Zhejiang Province, China

3.	Wenling factory: 88 Jintang S Rd, Eastern New District, Wenling City, Zhejiang Province, China

4.	Allentown factory: 6690 Grant Way, Allentown, PA, USA

5.	Mexico factory: Ave. Gomez Morin No. 955 L-317, Col. Montebello, San Pedro Garza García, C.P. 66279

We are in the process of constructing our Wenling factory and renovating our Mexico factory. Regarding details to our material plans to these projects, please see “Item 4. Information on the Company —B. Business Review”.

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

From 2013 to 2018, we invested approximately $26.8 million on advanced equipment and technology to increase our productivity levels, increasing our annual per-production worker output from approximately $102,562 in 2013 to approximately $141,920 in 2018, an important 38% performance improvement.

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

A. Operating Results

Overview of Company

We are a specialized production and distribution company for environmentally-friendly plastic and paper serviceware with primary customers from the United States and European countries. We mainly conduct our operations in China and United States through our wholly owned subsidiary, Taizhou Fuling Plastics Co., Ltd. and its subsidiaries in both countries.

Our plastic and paper serviceware products are made from environmentally-friendly material. Our products include disposable cutlery, drinking straws, cups and plates and other plastic products. Our largest customer base is in the United States. Our production facilities include four factories in Zhejiang Province, China and one factory in Pennsylvania, U.S., and we have obtained ISO9001 quality management system, ISO14001 environmental management system, HACCP, FDA food facility registration and GMP certifications. These certifications are crucial for businesses like ours that serve some of the most sophisticated purchasers of foodservice disposables in the world.

Our primary raw materials in production of our products include PP, GPPS, HIPS and PET, which are extracted from crude oil. Thus, our cost of raw material is highly impacted by fluctuations in the price of oil. Cost of revenues mainly includes costs of raw materials, costs of direct labor, utilities, depreciation expenses and other overhead.

Our largest product category is disposable cutlery. It includes forks, knives, spoons, general, specialized and multipurpose utensils (for instance, the spork), both in single- and multi-utensil packages. It accounted for 48%, 50% and 52% of our revenue for the years ended December 31, 2018, 2017 and 2016, respectively, and we believe it will continue to be a key area for growth in the coming years. Our other product categories are (i) drinking straws, (ii) cups and plates and (iii) other plastics products, which accounted for 17%, 27% and 8% of the total sales respectively for the year ended December 31, 2018, 15%, 27% and 8% of the total sales respectively for the year ended December 31, 2017 and 14%, 27% and 7% of the total sales respectively in the year ended December 31, 2016.

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

On November 22, 2018, Great Plastics signed sales contracts with a third party to sell the land and buildings previously used as one of its manufacturing factories in China (aka, the “Sanmen Factory”) for total cash consideration of RMB 40.2 million (approximately US$5.8 million). We sold all related machines and equipments to Taizhou Fuling and Zhejiang Great New Materials Co., Ltd. (“Great NM”). Great NM is a company owned by direct relatives of Taizhou Fuling’s officials. We plan to dissolve Great Plastics in the third quarter of 2019.

In December 2018, the Company announced its plan to set up a manufacturing factory (the “Mexico Factory”) in Monterrey, Mexico. In December 2018, the Company signed a building lease with Interpuerto Industrial Park in Monterrey, Mexico and a service agreement with a local shelter service company to help with administrative, accounting, compliance, import/export, human resources, etc., at the Mexico Factory. Factory remodeling is expected to start in April 2019, followed by equipment installation and testing and worker recruitment in May. We expect that the first phase of the Mexico Factory will have an annual design capacity of 10,000 tons and will be primarily used for producing paper straws and plastic straws and paper cups serving the U.S. market. We expect to launch commercial production at the Mexico Factory around July 2019.

As of March 10, 2019, our products are sold in 22 countries. Our customers now include Subway, Wendy’s, Burger King, Taco Bell, KFC (China only), Wal-Mart, and McKesson.

In 2018, we supplied five of the six largest fast food restaurant chains in the United States, based on U.S. system-wide sales amount as published by QSR Magazine. We estimate we supplied the following percentages of these customers’ products in the United States in 2018. These percentages are management’s best estimates, based on orders from such customers and understanding of other supplier relationships. Sales to these five customers amounted in the aggregate to 21.5% of our total revenues in the year ended December 31, 2018.

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

Customer	Cutlery	Straws	Courtesy Cups
A	100%	70%	*
B	45%	45%	*
C	24%	*	*
D	*	100%	*
E	*	15%	*

*	Less than 1%; please note that these customers are presented in random order and not in order of size in order to protect the confidentiality of the customers.

Revenue by Geographic Area

(All amounts, other than percentages, in thousands of U.S. dollars)

	Year Ended		Year Ended		Year Ended
	December 31, 2018		December 31, 2017		December 31, 2016
Region	Amount		Amount		Amount
United States	$118,308	85.32%	$106,564	85.79%	$92,730	90.63%
Europe	$6,622	4.78%	$6,101	4.91%	$3,173	3.10%
Canada	$1,636	1.18%	$1,944	1.57%	$982	0.96%
China	$8,286	5.98%	$7,741	6.23%	$3,839	3.75%
Other Countries	$3,812	2.75%	$1,859	1.50%	$1,597	1.56%
Total	$138,664		$124,209		$102,321

Factors Affecting Our Results of Operations

Government Policy May Impact our Business and Operating Results.

Our business and operating results will be affected by China’s overall economic growth and government policy. Unfavorable changes in government policies (as well as government policies affecting our customers) could affect the demand for our products and could materially and adversely affect our results of operations. Our products are currently not subject to the government restrictions in the PRC. However, any future changes in the government’s policy upon plastic related production industry or disposal rules may have a negative effect on our business. As our majority of business is from international trading, any future changes in the government policy affecting the importing and exporting industry may impact our revenue and profitability, such as the tariff policies.

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

Our major customers operate in fast food industry in the U.S. The industry is expected to perform marginally better over the next five years as the U.S. economy improves and consumers continue to seek convenient meal options. While no severe revenue declines are expected, fast food restaurants will continue to operate in a slow-growth environment. Successful operators will need to adapt to changing consumer preferences as the traditional concept of fast food evolves to include a wider variety of options. As plenty of opportunities remain for new fast food concepts and products, the industry’s long era of growth is far from over. Over the past five years, the Fast Food Restaurants in the US industry has grown by 3.8% to reach revenue of $256 billion in 2018. Over the past five years, the Global Fast Food Restaurants industry has grown by 3.5% to reach revenue of $668 billion in 2018. In addition, the demand for foodservice disposables in the U.S. is projected to increase 3.9% per year to $21.9 billion in 2019. Global foodservice disposables market is expected to reach $82.1 billion by 2025.

Competition is high and increasing.

The three largest U.S. suppliers of foodservice disposables account for a significant percentage of the industry. As of 2012, Dart Container Corporation, Reynolds Group/Pactiv and Georgia-Pacific collectively held approximately 29% of the U.S. market share in the foodservice disposables industry. Our industry is marked by a small number of strong competitors, with approximately 50% of our market controlled by the top 10 companies in the industry. In addition, larger companies tend to have more resources and opportunities to deal with the higher tariffs on products and/or raw materials exported from China to U.S. Under such circumstances, we may be unable to compete effectively against such larger, better-capitalized companies, which have well-established long-term relationships with the large customers we serve and seek to serve. Competition in this industry is primarily based on price. Other significant competitive factors are quality and reliability of delivery.

Exchange rate fluctuations may significantly impact our business and profitability.

We sell a majority of our products in the United States (approximately 85.3%, 85.8% and 90.5% based on the revenues for the year ended December 31, 2018, 2017, and 2016). Historically, we have relied on lower wages and favorable exchange rates in China to make our products sold abroad competitive in price. As China’s currency has fluctuated significantly against the U.S. dollar in the past year, our advantage in price competitiveness might be impacted. While having already begun to diversify risk by moving some of our manufacturing to the United States, we anticipate continuously producing the majority of our products in China. To the extent the Chinese RMB appreciates, our products could become more expensive and, as a result, less attractive to potential customers in other countries. Currently we do not have any foreign currency net investments which are hedged by currency borrowings and other hedging instruments.

Results of Operations

The following table summarizes the results of our operations during the fiscal years ended December 31, 2018 and 2017, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such years.

(All amounts, other than percentages, in thousands of U.S. dollars)

	2018		2017		Amount	Percentage
Statement of Operations Data:	Amount	As % of Sales	Amount	As % of Sales	Increase (Decrease)	Increase (Decrease)

Revenues	$138,664	100%	$124,209	100%	$14,455	11.6%
Cost of goods sold	108,914	79%	98,077	79%	10,837	11.0%
Gross profit	29,750	21%	26,132	21%	3,618	13.8%
Operating expenses
Selling expenses	7,830	6%	6,835	6%	995	14.6%
G&A expenses	8,323	6%	7,254	6%	1,069	14.7%
R&D expenses	3,431	2%	2,953	2%	478	16.2%
Total operating expenses	19,584	14%	17,042	14%	2,542	14.9%
Income from operations	10,166	7%	9,090	7%	1,076	11.84%
Interest expense, net	(1,736)	(1)%	(924)	(1)%	(812)	87.9%
Subsidy income	1,706	1%	1,012	1%	694	68.6%
Investment income	(9)	0%	-	-%	(9)	-
Foreign currency transaction gain (loss)	781	1%	(175)	0%	956	(546.3)%
Other income, net	66	0%	51	0%	15	29.4%
Total other income (expenses)	808	1%	(36)	0%	844	(2,344.4)%
Income before income taxes	10,974	8%	9,054	7%	1,920	21.2%
Provision for income taxes	1,127	1%	788	1%	339	43.0%
Net income from continuing operations	$9,847	7%	$8,266	7%	$1,581	19.1%
Net loss from discontinued operations, net of tax	(88)	0%	(1,974)	2%	1,886	95.5%
Net income	$9,759	7%	$6,291	5%	$3,468	55.1%

The following table summarizes the results of our operations during the fiscal years ended December 31, 2017 and 2016, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such years.

(All amounts, other than percentages, in thousands of U.S. dollars)

	2017		2016		Amount	Percentage
Statement of Operations Data:	Amount	As % of Sales	Amount	As % of Sales	Increase (Decrease)	Increase (Decrease)

Revenues	$124,209	100%	$102,321	100%	$21,888	21.4%
Cost of goods sold	98,077	79%	77,130	75%	20,947	27.2%
Gross profit	26,132	21%	25,191	25%	941	3.7%
Operating expenses
Selling expenses	6,835	6%	5,955	6%	880	14.8%
G&A expenses	7,254	6%	6,277	6%	977	15.6%
R&D expenses	2,953	2%	2,356	2%	597	25.3%
Total operating expenses	17,042	14%	14,588	14%	2,454	16.8%
Income from operations	9,090	7%	10,603	10%	(1,513)	(14.3)%
Interest expense, net	(924)	(1)%	(562)	(1)%	(362)	64.4%
Subsidy income	1,012	1%	1,647	2%	(635)	(38.6)%
Foreign currency transaction gain (loss)	(175)	0%	57	0%	(232)	(407.0)%
Other income, net	51	0%	65	0%	(14)	(21.5)%
Total other income (expenses)	(36)	0%	1,207	1%	(1,243)	(103.0)%
Income before income taxes	9,054	7%	11,810	12%	(2,756)	(23.3)%
Provision for income taxes	788	1%	1,561	2%	(773)	(49.5)%
Net income from continuing operations	$8,266	7%	$10,249	10%	$(1,983)	(19.3)%
Net loss from discontinued operations, net of tax	(1,974)	2%	(2,306)	2%	332	13.4%
Net income	$6,291	5%	$7,943	8%	$(1,652)	(20.8)%

Revenues.

Revenues increased by approximately $14.5 million, or 11.6%, to approximately $138.7 million in 2018 from approximately $124.2 million in 2017. The increase in revenues was primarily driven by a 8.8% increase of sales volume and a 2.6% increase in blended average selling price.

Revenues increased by approximately $21.9 million, or 21.4%, to approximately $124.2 million in 2017 from approximately $102.3 million in 2016. The increase in revenues was primarily driven by a 15.4% increase of sales volume and a 5.1% increase in blended average selling price.

Revenues from Great Plastics (our discontinued business) for the years ended December 31, 2018, 2017 and 2016 were approximately $5.6 million, $3.0 million, and $2.6 million, respectively and were included in net loss from discontinued operations.

Revenue by Product Type in 2018 and 2017

(All amounts, other than percentages, in thousands of U.S. dollars)

	2018		2017		Variance
	Amount	% of Sales	Amount	% of Sales	Amount Increase (Decrease)	Percentage Increase (Decrease)
Cutlery	$66,559	48%	$62,104	50%	$4,455	7%
Straws	23,573	17%	18,631	15%	4,942	27%
Cups and plates	37,439	27%	33,537	27%	3,902	12%
Others	11,093	8%	9,937	8%	1,156	12%
Total	$138,664	100%	$124,209	100%	$14,455	12%

Revenue by Product Type in 2017 and 2016

(All amounts, other than percentages, in thousands of U.S. dollars)

	2017		2016		Variance
	Amount	% of Sales	Amount	% of Sales	Amount Increase (Decrease)	Percentage Increase (Decrease)
Cutlery	$62,104	50%	$53,207	52%	$8,897	17%
Straws	18,631	15%	14,325	14%	4,306	30%
Cups and plates	33,537	27%	27,627	27%	5,910	21%
Others	9,937	8%	7,162	7%	2,775	39%
Total	$124,209	100%	$102,321	100%	$21,888	21%

Cutlery

Revenue from cutlery increased by $4.5 million, or 7%, from $62.1 million in 2017 to $66.6 million in 2018. Sales volume of cutlery increased 3.0% or 0.9 million kilograms to 30.3 million kilograms. Average selling price for cutlery increased 4.1% or $0.09 per kilogram, to $2.20 per kilogram for the year of 2018.

Revenue from cutlery increased by $8.9 million, or 17%, from $53.2 million in 2016 to $62.1 million in 2017. Sales volume of cutlery increased 10.6% or 2.8 million kilograms to 29.4 million kilograms. Average selling price for cutlery increased 5.6% or $0.11 per kilogram, to $2.11 per kilogram for the year of 2017.

Straws

Revenue for straws increased by $4.9 million, or 27% in 2018 to $23.6 million compared with revenue of $18.6 million in 2017. In 2018, the quantity sold increased by 1.6 million kilograms or 86.7% compared to that in 2017. The average selling price of straws decreased by $3.23 per kilogram, or 32.2% to $6.80 per kilogram in 2018. By shifting more of our straw production from China to U.S. and Mexico, we continued to improve our competitiveness and large QSR customers are looking to increase their purchases of straws from us. We expect our sales volume will continue to increase in this category.

Revenue for straws increased by $4.3 million, or 30% in 2017 to $18.6 million compared with revenue of $14.3 million in 2016. In 2017, the quantity sold decreased by 0.3 million kilograms or 15.2% compared to that in 2016. The average selling price of straws increased by $3.49 per kilogram, or 53.3% to $10.03 per kilogram in 2017. By shifting more of our straw production from China to U.S., we continued to improve our competitiveness and large QSR customers are looking to increase their purchases of straws from us.

Our Allentown factory began operation in 2015 and has been 100% devoted solely to straw manufacturing. In 2018, 2017 and 2016, the Allentown factory manufactured 2,302,230 kilograms, 1,736,530 kilograms and 1,326,699 kilograms of straws respectively.

Great Plastics specialized in straws production. The production that Great Plastics performed will be completely absorbed by Taizhou Fuling and some may flow over to Mexico when it starts up.

Cups and plates

Revenue for cups and plates increased by $3.9 million, or 12% in 2018 to $37.4 million compared with revenue of $33.5 million in 2017. Sales volume increased by 10.7% compared to 2017. The average selling price increased from $3.16 to $3.19 per kilogram. We will continue to experience higher growth in this category as the market looks for substitutes for Styrofoam cups and plates which we don’t make. Our more environmentally friendly products in paper and biodegradable plastic materials are the most popular alternatives.

Revenue for cups and plates increased by $5.9 million, or 21% in 2017 to $33.5 million compared with revenue of $27.6 million in 2016. Sales volume increased by 31.1% compared to 2016. The average selling price decreased from $3.42 to $3.16 per kilogram. Growth in this product category continues to look promising now that we have our fourth Chinese factory fully operational and there are no more capacity constraints.

Other products

Other products include products for family use, party and other entertainment purposes.

Revenue from other products increased by $1.2 million, or 12% in 2018 to $11.1 million compared with revenue of $9.9 million in 2017. The revenue increase was mainly due to an increase of 9.7% in sales volume and a 1.7% increase in average selling price.

Revenue from other products increased by $2.8 million, or 39% in 2017 to $9.9 million compared with revenue of $7.2 million in 2016. The revenue increase was mainly due to an increase of 39.8% in sales volume and a 0.8% decrease in average selling price.

Revenue by Geographic Area in 2018 and 2017

(All amounts, other than percentages, in thousands of U.S. dollars)

	2018		2017		Year-over Year Increase
Region	Amount	%	Amount	%	Amount Increase (Decrease)	Percentage Increase (Decrease)
United States	$118,308	85.3%	$106,564	85.8%	$11,744	11.0%
Europe	6,622	4.8%	6,101	4.9%	521	8.5%
China	8,286	6.0%	7,741	6.2%	545	7.0%
Canada	1,636	1.2%	1,944	1.6%	(308)	(15.8)%
Others	3,812	2.7%	1,859	1.5%	1,953	105.1%
Total	$138,664	100.0%	$124,209	100.0%	$14,455	11.6%

Revenue by Geographic Area in 2017 and 2016

(All amounts, other than percentages, in thousands of U.S. dollars)

	2017		2016		Year-over Year Increase
Region	Amount	%	Amount	%	Amount Increase (Decrease)	Percentage Increase (Decrease)
United States	$106,564	85.8%	$92,730	90.6%	$13,834	14.9%
Europe	6,101	4.9%	3,173	3.1%	2,928	92.3%
China	7,741	6.2%	3,839	3.8%	3,902	101.6%
Canada	1,944	1.6%	982	1.0%	962	98.0%
Others	1,859	1.5%	1,597	1.6%	262	16.4%
Total	$124,209	100.0%	$102,321	100.0%	$21,888	21.4%

Our sales from the United States market grew significantly in 2018. It increased $11.7 million or 11.0% from $106.6 million in 2017 to $118.3 million in 2018. While this demonstrated steady growth in the U.S. market, we continued to encounter strong competition especially in the wholesale distribution channel where everyone shops for lower prices from Chinese importers. Our business with QSR customers continued to experience strong growth due to our U.S. manufacturing capability.

Our sales from the United States market grew significantly in 2017. It increased $13.8 million or 14.9% from $92.7 million in 2016 to $106.6 million in 2017. While this demonstrated steady growth in the U.S. market, we continued to encounter strong competition especially in the wholesale distribution channel where everyone shops for lower prices from Chinese importers. Our business with QSR customers continued to experience strong growth due to our U.S. manufacturing capability.

Europe, China, and others markets all grew more than 7% in 2018. The Chinese market overtook the European market and became our second largest market in 2016. Sales from the Chinese market increased by $0.5 million, or 7.0% from 2017 to 2018, and by $3.9 million, or 101.6% from 2016 to 2017 due to the significant increase of the fast food market in China. As the Chinese fast food industry and consumer dining out behavior are catching up with the U.S. standards, our type of higher quality plastic and paper disposable serviceware products will be in increasing demand.

Cost of goods sold.

Our cost of goods sold increased by approximately $10.8 million or 11.0% to approximately $108.9 million in 2018 from approximately $98.1 million in 2017, which is consistent with sales growth in 2018. As a percentage of revenues, the cost of goods sold kept stable as 79.0% in 2018.

Our cost of goods sold increased by approximately $20.9 million or 27.2% to approximately $98.1 million in 2017 from approximately $77.1 million in 2016, which is consistent with sales growth in 2017. As a percentage of revenues, the cost of goods sold increased by approximately 3.6% point to 79.0% in 2018 from 75.4% in 2017. Higher oil prices led to increased raw material cost in the early part of 2017 and we were not able to completely pass on the increase to customers as the U.S. market is very competitive. By the time the market reacted to the increase and willing to accept it, oil prices declined back down and took away our rationale to increase. In addition, labor cost continued to rise in China putting pressure on gross margin. Our new factory should help us alleviate that going forward due to its advanced automation and higher efficiency, thus relying less on manual labor.

Cost of goods sold from Great Plastics (our discontinued business) for the years ended December 31, 2018, 2017 and 2016 were approximately $7.6 million, $3.1 million, and $2.5 million, respectively and were included in net loss from discontinued operations.

The portion of our products produced by third-party manufacturers in the years ended December 31, 2018, 2017 and 2016 were less than 1%. The associated impact on our gross margins is very limited considering the portion.

Gross profit.

Our gross profit increased by approximately $3.6 million, or 13.8%, to approximately $29.8 million in 2018 from approximately $26.1 million in 2017. Gross profit margin was 21.5% in 2018, as compared with 21.0% in 2017. The increase of 0.5% point was primarily attributable to lowered raw material unit cost, and higher average selling price, offset by increased labor cost. Oil prices started to decrease from middle 2018 and decreased oil prices led to decreased raw material cost in 2018.

Our gross profit increased by approximately $0.9 million, or 3.7%, to approximately $26.1 million in 2017 from approximately $25.2 million in 2016. Gross profit margin was 21.0% in 2017, as compared with 24.6% in 2016. The decrease of 3.6% point was primarily attributable to higher raw material cost and labor cost, partially offset by higher average selling price. Continued from the oil price increase at the end of 2016, raw material prices in the first quarter of 2017 remained high, as well as transportation costs. We were unable to implement a price increase until deep into the second quarter but by that time, oil prices went back down. We had less support to raise prices while plastic resin prices remain higher for the most part of the year. Our price increases were not sufficient to offset our increase in costs.

Our gross profit from Great Plastics (our discontinued business) for the years ended December 31, 2018, 2017 and 2016 were approximately $(2.0) million, $(0.08) million, and $0.05 million, respectively and were included in net loss from discontinued operations.

Our cost and gross profit by product types for fiscal year 2018 and 2017 are as follows:

(All amounts, other than percentages, in thousands of U.S. dollars)

	2018		2017		Variance
	Cost	Gross Profit %	Cost	Gross Profit %	Cost Increase (Decrease)	Gross Profit % Increase (Decrease)
Cutlery	$55,546	16.5%	$52,291	15.8%	$3,255	6.2%
Straws	19,605	16.8%	15,670	15.9%	3,935	25.1%
Cups and plates	25,050	33.1%	22,355	33.3%	2,695	12.1%
Others	8,277	25.4%	7,290	26.6%	987	13.5%
Tax	436	N/A	471	N/A	(35)	N/A
Total	$108,914	21.5%	$98,077	21.0%	$10,837	11.1%

Cost of revenue for cutlery products increased by approximately $3.3 million to approximately $55.5 million in 2018 compared to $52.3 million in 2017. Gross profit margin was 16.5% and 15.8%, respectively in 2018 and 2017. Gross margin increased due to a 4.1% increase in average selling price offset by a 0.3% increase in unit cost. Cutlery represented the largest portion of sales at 48%.

Cost of revenue for straws was approximately $19.6 million in 2018 compared to approximately $15.7 million in 2017. The gross profit margin was approximately 16.8% in 2018 compared to 15.9% in 2017. The gross margin increased because average selling price declined 32% while unit cost declined 35%. Straw is a low margin product but we are gaining market share especially in the Quick Service Restaurants (“QSR”) segment due to our manufacturing in the U.S. and price competitiveness. We are improving efficiency at our U.S. operation and lowering manufacturing unit cost. It is an important product to lead into selling other product categories in the QSR segment.

Cost of revenue for cups and plates was around $25.1 million and $22.4 million in 2018 and 2017, respectively. Gross profit margin was 33.1% in 2018 compared to 33.3% in 2017. Average selling price increased 1% and unit cost declined 2% in 2018. Cups and plates remained our highest gross margin product category and we plan to focus on growing this category by engineering new product designs and developing new materials that would improve profit margin.

Our cost and gross profit by product types for fiscal year 2017 and 2016 are as follows:

(All amounts, other than percentages, in thousands of U.S. dollars)

	2017		2016		Variance
	Cost	Gross Profit %	Cost	Gross Profit %	Cost Increase (Decrease)	Gross Profit % Increase (Decrease)
Cutlery	$52,291	15.8%	$43,729	17.8%	$8,562	(2.0)%
Straws	15,670	15.9%	11,204	21.8%	4,466	(5.9)%
Cups and plates	22,355	33.3%	16,818	39.1%	5,537	(5.8)%
Others	7,290	26.6%	5,043	29.6%	2,247	(3.0)%
Tax	471	N/A	335	N/A	136	N/A
Total	$98,077	21.0%	$77,129	24.6%	$20,948	(3.6)%

Cost of revenue for cutlery products increased by approximately $8.6 million to approximately $52.3 million in 2017 compared to $43.7 million in 2016. Gross profit margin was 15.8% and 17.8%, respectively in 2017 and 2016. Gross margin decreased due to a 8% increase in unit cost partially offset by a 6% increase in average selling price. Price increases were delayed due to market competition and the magnitude was not sufficient to offset increase in material costs. Cutlery represented the largest portion of sales at 50%.

Cost of revenue for straws was approximately $15.7 million in 2017 compared to approximately $11.2 million in 2016. The gross profit margin was approximately 15.9% in 2017 compared to 21.8% in 2016. The gross margin decreased because average selling price increased 53% while unit cost rose 65%. Straw is a low margin product but we are gaining market share especially in the QSR segment due to our manufacturing in the U.S. and price competitiveness. We are improving efficiency at our U.S. operation and lowering manufacturing unit cost. It is an important product to lead into selling other product categories in the QSR segment.

Cost of revenue for cups and plates was around $22.4 million and $16.8 million in 2017 and 2016, respectively. Gross profit margin was 33.3% in 2017 compared to 39.1% in 2016. Average selling price declined 7% and unit cost increased 1% in 2017. Cups and plates remained our highest gross margin product category and we plan to focus on growing this category by engineering new product designs and developing new materials that would improve profit margin.

Taxes included in costs represent the VAT paid for purchased inventory, which cannot be deducted to offset our sales tax. The amount of tax in costs can vary year to year depending on the timing and amount of purchases made throughout the year.

Selling expenses.

Selling expenses increased by approximately $995,000, or 14.6% to approximately $7.8 million in 2018 compared to approximately $6.8 million in 2017. As a percentage of sales, our selling expenses were 5.6% and 5.5% in 2018 and 2017, respectively. The increase in selling expenses is consistent with the increase of revenues.

Selling expenses increased by approximately $880,000, or 14.8% to approximately $6.8 million in 2017 compared to approximately $6.0 million in 2016. As a percentage of sales, our selling expenses were 5.5% and 5.8% in 2017 and 2016, respectively. The increase in selling expenses is consistent with the increase of revenues.

Selling expenses from Great Plastics (our discontinued business) for the years ended December 31, 2018, 2017 and 2016 were approximately $496,000, $786,000, and $902,000, respectively and were included in net loss from discontinued operations.

General and administrative expenses.

Our general and administrative expenses increased by approximately $1.1 million or 14.7%, to approximately $8.3 million in 2018 from approximately $7.3 million in 2017. As a percentage of revenues, general and administrative expenses were 6.0% and 5.8% in 2018 and 2017, respectively. The level of general and administrative expenses increase was normal based on our substantial increase in business. We were able to keep administrative expense increase to a minimum to generate more operating profits.

Our general and administrative expenses increased by approximately $1.0 million or 15.6%, to approximately $7.3 million in 2017 from approximately $6.3 million in 2016. As a percentage of revenues, general and administrative expenses were 5.8% and 6.1% in 2017 and 2016, respectively. The level of general and administrative expenses increase was normal based on our substantial increase in business. We were able to keep administrative expense increase to a minimum to generate more operating profits.

Our general and administrative expenses from Great Plastics (our discontinued business) for the years ended December 31, 2018, 2017 and 2016 were approximately $750,000, $627,000, and $1,234,000, respectively and were included in net loss from discontinued operations.

Research and development expenses.

Our research and development expenses increased approximately $478,000, or 16.2% to approximately $3.4 million in 2018 compared with approximately $3.0 million in 2017. We expect to increase our R&D expenditures proportionate to our revenue increase, as we continue to conduct research and development activities, especially seeking to increase the use of environmentally-friendly materials, develop biodegradable materials and reduce reliance on fossil-based raw materials.

Our research and development expenses increased approximately $598,000, or 25.4% to approximately $3.0 million in 2017 compared with approximately $2.4 million in 2016. We expect to increase our R&D expenditures proportionate to our revenue increase, as we continue to conduct research and development activities, especially seeking to increase the use of environmentally-friendly materials, develop biodegradable materials and reduce reliance on fossil-based raw materials.

Our research and development expense from Great Plastics (our discontinued business) for the years ended December 31, 2018, 2017 and 2016 were approximately $0, $ 0, and $0, respectively and were included in net loss from discontinued operations.

Interest income (expense).

Our net interest expense increased by approximately $0.8 million to approximately $1.7 million in 2018, from approximately $0.9 million in 2017.

Our net interest expense increased by approximately $0.3 million to approximately $0.9 million in 2017, from approximately $0.6 million in 2016.

Our net interest expense from Great Plastics (our discontinued business) for the years ended December 31, 2018, 2017 and 2016 were approximately $105,000, $183,000, and $211,000, respectively and were included in net loss from discontinued operations.

The average interest rates for our average outstanding loans in 2018, 2017 and 2016 were 4.89%, 5.07% and 4.37%, respectively. At the time of an initial loan application, different commercial banks determine loan interest rates based on various factors, including general economic conditions in China, internal bank lending policies, the applicant’s credit standing and relative bargaining power. For the year ended December 31, 2018, 2017 and 2016, People’s Bank of China has kept its prevailing interest rate at 4.3%

The bank loan balances as of December 31, 2018, 2017 and 2016 were $19.9 million, $27.4 million and $15.1 million respectively. The average amounts of loan outstanding for 2018, 2017 and 2016 were $23.7 million, $21.3 million and $13.0 million, respectively. We borrow from commercial banks based on our working capital conditions and forecast of business needs. The average amount of loan outstanding in 2018 was higher than 2017 due to expansion of our business. The average amount of loan outstanding in 2017 was higher than 2016 due to expansion of our business.

There is no interest expense associated with notes payable but we are subject to a bank charge. The bank charge is usually 0.05% of the notes payable issued. For the years ended December 31, 2018, 2017 and 2016, bank charges related to notes payable were immaterial.

Subsidy income. Our government subsidy income was approximately $1.7 million in 2018 compared to approximately $1.0 million in 2017. Our government subsidy income was approximately $1.0 million in 2017 compared to approximately $1.6 million in 2016. Our government subsidy income was all granted by local governments in recognizing our achievements in various areas. All subsidies we received in 2018, 2017 and 2016 were one-time grants and may not occur again in the future. We cannot predict the likelihood or amount of any future subsidies.

Our government subsidy income from Great Plastics (our discontinued business) for the years ended December 31, 2018, 2017 and 2016 were approximately $39,000, $31,000, and $217,000, respectively and were included in net loss from discontinued operations.

Other income (expense).

Other income was approximately $66,000 and $52,000 in 2018 and 2017, respectively. The significant increase is attributed to increased income from disposal of property, plant, and equipment in 2018.

Other income was approximately $52,000 and $65,000 in 2017 and 2016, respectively. The significant decrease is attributed to increased loss from disposal of property, plant, and equipment in 2017.

Other expense from Great Plastics (our discontinued business) for the years ended December 31, 2018, 2017 and 2016 were approximately $407,000, $(71,000), and $218, respectively and were included in net loss from discontinued operations.

Foreign currency translation gain (loss). The Company recorded $0.8 million, $(0.2) million and $0.1 million of foreign currency translation gain in 2018, 2017 and 2016, respectively.

Income before income taxes.

Our income before income taxes was approximately $10.9 million in 2018, an increase of approximately $1.9 million or 21.2% compared with approximately $9.1 million in 2017. The increase was primarily attributable to increased sales, increased gross margin, increased subsidy income, offset by increased cost of goods sold, increased operating expense, and increased interest expenses as discussed above.

Our income before income taxes was approximately $9.1 million in 2017, a decrease of approximately $2.7 million or 23.3% compared with approximately $11.8 million in 2016. The decrease was primarily attributable to increased sales and gross margin offset by increased cost of goods sold, increased operating expense, and decreased subsidy income as discussed above.

Our income before income taxes from Great Plastics (our discontinued business) for the years ended December 31, 2018, 2017 and 2016 were approximately $(2.8) million, $(1.9) million, and $(1.8) million, respectively and were included in net loss from discontinued operations.

Provision for income taxes.

Our provision for income taxes was approximately $1.1 million in 2018, an increase of approximately $0.3 million or 42.9% from approximately $0.8 million in 2017. The increase was due to the fact that more taxable income was generated from our Chinese subsidiaries compared to 2017. In 2018, taxable income generated from China was $13.3 million compared to $8.7 million in 2017.

Our provision for income taxes was approximately $0.8 million in 2017, a decrease of approximately $1.2 million or 49.5% from approximately $1.6 million in 2016. The decrease was due to the fact that less taxable income was generated from our Chinese subsidiaries compared to 2016. In 2017, taxable income generated from China was $8.7 million compared to $15.1 million in 2016.

Our provision for income taxes from Great Plastics (our discontinued business) for the years ended December 31, 2018, 2017 and 2016 were approximately $221,000, $36,000, and $469,000, respectively and were included in net loss from discontinued operations.

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

In the beginning of August 2017, the Company started its second phase of the construction for its facility expansion in China (“Phase II”). Phase II includes construction of a new plant, an office building and two dormitory buildings. The construction is expected to be completed before the end of 2019 and the total construction cost of Phase II is expected to be $13.1 million. For the year ended December 31, 2018, construction in progress of approximately $9.9 million was completed and was transferred to property, plant and equipment for Phase II. The Company expects to fulfill the payments using cash generated from operating activities and additional loans borrowed from local banks in case any shortage of cash on hand in the future. As of December 31, 2018, we had no purchase commitments for construction and machinery purchase. These commitments represent the amount of agreements signed but not yet paid.

As of December 31, 2018 and 2017, we had outstanding loans of approximately $27.1 million and $29.2 million from various banks and entities, respectively. To secure this debt, we have pledged some of its properties and machinery, equipment, land use rights as well as other assets in China to several banks. Approximately $1.7 million and $1.7 million worth of equipment was used as collateral for the loan from Pennsylvania Industrial Development Authority as of December 31, 2018 and 2017, respectively.

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

As of December 31, 2018 and 2017, we had cash and cash equivalents of approximately $4.4 million and $4.1 million, respectively and restricted cash of approximately $2.4 million and $3.8 million, respectively. As of December 31, 2018, we also had certificates of deposits of $0 million which will mature in December 2018. As of December 31, 2017, we had certificates of deposits of $0.1 million which matured in December 2018. We did not have any other short-term investments. As of December 31, 2018, Our current assets were approximately $59.5 million, and our current liabilities were approximately $47.5 million, which resulted in a current ratio of 1.25:1. Total FGI’s equity as of December 31, 2018 was approximately $64.7 million. As of December 31, 2017, our current assets were approximately $57.0 million, and our current liabilities were approximately $55.56 million, which resulted in a current ratio of 1.03:1. Total FGI’s equity as of December 31, 2017 was approximately $57.8 million.

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

Based on our current operating plan, we believe that our existing resources, including cash generated from operations, proceeds from our initial public offering, bank loans, bank notes payable, and advances from suppliers will be sufficient to meet our working capital requirement for our current operations over the next twelve months. We expect to be able to refinance our short-term loans based on past experience and our good credit history. We do not believe failure to refinance our short term loans from certain banks will have a significant negative impact on our normal business operations. Our related parties including our major shareholders and affiliate companies are willing to provide us financial support. Although our operating cash flow was positive in 2018, 2017 and 2016, it is possible for us to have negative cash flow in the future, and for our related parties to be unable or unwilling to provide us financial support as needed. If this happened, the failure to refinance our short-term loans could potentially affect our capital expenditure and expansion of business.

During the period from January 1, 2019 to March 30, 2019, we repaid approximately $5.2 million bank loans and $1.8 million notes payable that become due. We also borrowed approximately $7.4 million bank loans as well as approximately $2.0 million notes payable from various banks in China. All the loans and notes payable are short term in nature and guaranteed by its shareholders, related parties and third parties. If we cannot refinance from commercial banks, our major shareholders and affiliate companies could provide us financial support as needed. Lack of sufficient financial support from local banks or our related parties could potentially affect our capital expenditure and expansion of business. We do not believe failure to refinance from certain banks will have significant negative impact on our normal business operations.

The following table sets forth summary of our cash flows from continuing operations for the periods indicated:

(All amounts in thousands of U.S. dollars)

	2018	2017	2016
Net cash provided by operating activities	$11,577	$2,474	$5,145
Net cash used in investing activities	(8,732)	(14,346)	(23,648)
Net cash provided by financing activities	(2,772)	13,838	7,980
Effect of exchange rate changes on cash	(1,147)	(356)	(401)
Net (decrease) increase in cash	(1,074)	1,610	(10,924)
Cash, beginning of year	7,871	6,261	17,185
Cash, end of year	$6,797	$7,871	$6,261

Operating Activities

Net cash provided by operating activities was approximately $11.6 million in 2018, an increase of $9.1 million compared to cash provided by operating activities of approximately $2.5 million in 2017. The increase in net cash provided by operating activities was primarily attributable to the following factors:

●	Accounts receivable increased $5.5 million in 2018, compared with increase of $2.4 million in 2017. The increase in account receivable balance corresponded to the trend of increase in sales. Our sales increased by 11.6% or $14.5 million in 2018 compared with 2017.

●	Accounts payable increased by $5.2 million in 2018, compared with a decrease of $2.3 million in 2017. The increase was primarily financed by increase in long term borrowings and increased purchase of inventory during 2018 for locking a lower purchase price of raw material.

Net cash provided by operating activities was approximately $2.5 million in 2017, a decrease of $2.7 million compared to cash provided by operating activities of approximately $5.2 million in 2016. The decrease in net cash provided by operating activities was primarily attributable to the following factors:

●	Accounts receivable increased $2.4 million in 2017, compared with increase of $6.7 million in 2016. The increase in account receivable balance corresponded to the trend of increase in sales. Our sales increased by 31.3% or $27.1 million in 2017 compared with 2016.

●	Accounts payable decreased by $2.3 million in 2017, compared with an increase of $5.5 million in 2016. The decrease was primarily due to more inventory purchase in 2016.

Investing Activities

Net cash used in investing activities was approximately $8.7 million in 2018, a decrease of approximately $5.6 million from net cash used in investing activities of approximately $14.3 million in 2017. The decrease in net cash used in investing activities in 2018 was primarily attributable to less spending associated with the construction in progress in 2018 compared to 2017 because the Phase II construction is expected to be completed soon, and the cash receipt from disposal of Great Plastics property and equipment in 2018.

Net cash used in investing activities was approximately $14.3 million in 2017, a decrease of approximately $9.3 million from net cash used in investing activities of approximately $23.6 million in 2016. The decrease in net cash used in investing activities in 2017 was primarily attributable to less spending associated with the construction in progress in 2017 compared to 2016, as well as a payment made in 2016 for land use rights for $8.3 million that didn’t recur in 2017.

Financing Activities

Net cash used in financing activities was approximately $2.8 million in 2018, compared to approximately $13.9 million net cash provided from financing activities in 2017. The decrease in net cash provided from financing activities in 2018 was primarily attributable to in 2018 the Company made repayments from short term borrowings of $39.6 million and in 2017 the Company made repayments of short term borrowings of $20.3 million. The Company repaid all outstanding borrowings and bank notes payable of Great Plastics in 2018 as the Company plans to dissolve Great before the end of 2019.

Net cash provided from financing activities was approximately $13.9 million in 2017, compared to approximately $8.0 million in 2016. The increase in net cash provided from financing activities in 2017 was primarily attributable to more proceeds from short term borrowings in 2017 compared with 2016. In 2017 the Company had proceeds from short term borrowings of $31.2 million and in 2016 the Company has proceeds from short term borrowings of $23.7 million.

In 2016, we used capital expenditures primarily to develop a new factory in Wenling and continue to equip our Allentown facility. In 2017 and 2018, we continued our capital expenditures in constructing Phase II of our new Wenling factory including purchasing machinery and equipment. Our material cash requirements in 2019 may include (i) investments of approximately $5.8 million in the new production lines and the construction of manufacturing facilities in our new factory in China; (ii) purchase of equipment and renovation of the factory for approximately $3.0 million for the Mexico factory. If the demand for our products is expected to grow in the coming years, we may need to add additional manufacturing capacity in Wenling, China and in Allentown factory.

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

Loan Facilities

Short-term Borrowings

As of December 31, 2018, the details of all our short-term bank loans are as follows:

(All amounts in U.S. dollars)

		As of
		December 31, 2018
Agricultural Bank of China (“ABC”)	(1)	$8,622,194
China Merchants Bank (“CMB”)	(2)	1,696,441
Industrial and Commercial Bank of China (“ICBC”)	(3)	4,557,315
Bank of China (“BOC”)	(4)	2,724,793
East West Bank (“EWB”)	(5)	2,000,000
Postal Savings Bank of China (“PSBC”)	(6)	-
Pennsylvania Industrial Development Authority – current portion of long-term borrowing (see “long-term borrowing” below)		89,898
East West Bank loan – current portion of long-term borrowing (see “long-term borrowing” below)		200,000
Total		$19,890,641

(1)

During the year ended December 31, 2018, Taizhou Fuling entered into a series of short-term bank loan agreements with ABC for a total amount of $8,622,194. The terms of these loans are six months with variable interest rates based on the prevailing interest rates, respectively. The effective rates are from 4.57% to 5.15% per annum.

These loans were guaranteed by the assets of a third party guaranty company and a shareholder of the Company. The third party guaranty company charges 2% of total loan amount.

(2)	During year ended December 31, 2018, Taizhou Fuling entered into a series of short-term bank borrowing agreements with CMB for a total amount of approximately $6.3 million (RMB 43.4 million). The terms of these loans are five to twelve months with variable interest rates based on the prevailing interest rates. The effective rates were from 2.40% to 6.09% per annum. The loans are guaranteed by Special Plastics and Taizhou Fuling’s general manager and Chair of the Board. As of December 31, 2018, $4,586,234 had been repaid in full upon maturity.

(3)	During the year ended December 31, 2018, Taizhou Fuling entered into a series of short-term loan agreements with ICBC for a total amount of $4,557,315. The terms of these loans are five to twelve months with the interest rates ranged from 3.47% to 5.44% per annum.

(4)	During the year ended December 31, 2018, Taizhou Fuling entered into a series of short-term bank borrowing agreements and other financing agreements with BOC. The terms of the loans are three to twelve months, with fixed interest rates based on London InterBank Offered Rate (“LIBOR”) (for loans dominated in USD) or prime loan rates issued by People’s Bank of China (for loans dominated in RMB), plus certain base points. The effective interest rates vary from 3.30% to 5.01% per annum. The loans to Taizhou Fuling are guaranteed by the Chief Executive Officer (“CEO”).

(5)	On March 9, 2017, Direct Link entered into a line of credit agreement with East West Bank for $2,000,000 for one year. The annual interest rate is equivalent to LIBOR rate plus 2.75%. Direct Link was required to make restricted deposit of $41,900 for one year (which was released in June 2018) with an initial interest rate of 3.76% per annum. The line of credit is guaranteed by FGI. The agreements require Direct Link to comply with certain financial covenants and ratios, including maintaining but not limited to minimum debt service coverage ratio of 1.40 times and to maintain maximum total debt to equity ratio of 3.0 times. Direct Link will be measured semi-annually at June 30th and December 31st. Direct Link was not in compliance as of December 31, 2018. On April 7, 2017, Direct Link drew down $1,500,000 with the effective rate of 3.86% per annum. On December 1, 2017, Direct Link drew down another $500,000 with the effective rate of 4.45% per annum. Interest expense incurred on this loan for the year ended December 31, 2018 and 2017 were $47,955 and $14,942, respectively. On March 14, 2018, East West Bank approved to extend the loan to June 9, 2018. On June 26, 2018, East West Bank again approved to extend the loan to June 9, 2019. East West Bank waived financial covenant violations as at December 31, 2018.

(6)

In January 2018, Taizhou Fuling entered into a short-term bank loan agreement with PSBC for $987,881. The terms of the loan are twelve months. The effective rates are 2.95% per annum. As of December 31, 2018, this loan had been repaid prior to its maturity.

As of December 31, 2018, land use rights in the amount of $7,821,842 and property and buildings in the amount of $14,071,515 were pledged for all the above loans.

As of December 31, 2017, the details of all our short-term bank loans are as follows:

(All amounts in U.S. dollars)

		As of
		December 31, 2017
Agricultural Bank of China (“ABC”)	(1)	$11,831,148
China Merchants Bank (“CMB”)	(2)	3,073,424
Industrial and Commercial Bank of China (“ICBC”)	(3)	4,019,908
Bank of China (“BOC”)	(4)	2,274,333
East West Bank (“EWB”)	(5)	2,000,000
Postal Savings Bank of China (“PSBC”)	(6)	4,046,597
Pennsylvania Industrial Development Authority – current portion of long-term borrowing (see “long-term borrowing” below)		88,339
East West Bank loan – current portion of long-term borrowing (see “long-term borrowing” below)		83,333
Total		$27,417,082

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

(2)	In January, March, July and December 2017, Taizhou Fuling entered into four short-term bank borrowing agreements for approximately $4.5 million (RMB 29.4 million) with CMB for twelve, six, six and twelve months, respectively. The effective rates were 6.09%, 2.67%, 1.99% and 6.09% per annum, respectively. The loans are guaranteed by Special Plastics and Taizhou Fuling’s general manager and Chair of the Board. As of December 31, 2017, $1,398,970 had been repaid in full upon maturity.

(3)	During fiscal year 2017, Taizhou Fuling entered into a series of short-term loan agreements with ICBC for a total amount of $7,092,174. The terms of these loans are five to twelve months with the interest rates ranged from 2.14% to 5.00% per annum. As of December 31, 2017, $3,024,902 of them had been repaid upon maturity.

(4)	During fiscal year 2017, Taizhou Fuling entered into a series of short-term bank borrowing agreements and other financing agreements with BOC. The terms of the loans are three to twelve months, with fixed interest rates based on London InterBank Offered Rate (“LIBOR”) (for loans dominated in USD) or prime loan rates issued by People’s Bank of China (for loans dominated in RMB), plus certain base points. The effective interest rates vary from 1.97% to 5.57% per annum. The loans to Taizhou Fuling are guaranteed by the Chief Executive Officer (“CEO”). The loans to Great Plastics are guaranteed by the CEO and Chair of the Board.

(5)	On March 9, 2017, Direct Link entered into a line of credit agreement with East West Bank for $2,000,000 for one year. The annual interest rate is equivalent to LIBOR rate plus 2.75%. Direct Link is required to make restricted deposit of $73,336 for one year with an initial interest rate of 3.76% per annum. The line of credit is guaranteed by FGI. The agreements require Direct Link to comply with certain financial covenants and ratios, including maintaining but not limited to minimum debt service coverage ratio of 1.25 times and to maintain maximum total debt to equity ratio of 3.0 times. Direct Link will be measured semi-annually at June 30th and December 31st. Direct Link was not in compliance as of December 31, 2017. On April 7, 2017, Direct Link drew down $1,500,000 with the effective rate of 3.86% per annum. On December 1, 2017, Direct Link drew down another $500,000 with the effective rate of 4.45% per annum. Interest expense incurred on this loan for the year ended December 31, 2017 was $46,182. On March 14, 2018, East West Bank approved to extend the loan to June 9, 2018. Also East West Bank waived financial covenant violations as at December 31, 2017.

(6)	In November and December 2017, Taizhou Fuling entered into a series of short-term bank loan agreements with PSBC for $2,975,004 and $1,071,593, respectively. The terms of these loans are twelve and five months, respectively. The effective rates are 2.65% and 4.15% per annum, respectively.

As of December 31, 2017, land use rights in the amount of $8,442,532 and property and buildings in the amount of $15,620,048 were pledged for all the above loans.

As of December 31, 2016, the details of all our short-term bank loans are as follows:

(All amounts in U.S. dollars)

		As of
		December 31, 2016
China Merchants Bank (“CMB”)	(1)	2,759,227
Industrial and Commercial Bank of China (“ICBC”)	(2)	3,239,848
Bank of China (“BOC”)	(3)	3,241,042
Zhejiang Mintai Commercial Bank (“MTB”)	(4)	5,759,730
Pennsylvania Industrial Development Authority – current portion of long-term borrowing (see “Long-term Borrowing” below)		86,808
Total		$15,086,655

(1)	During fiscal year 2016, Taizhou Fuling entered into a series of seven short-term bank loan agreements with CMB for five to twelve months. The interest rates ranged from 1.10% to 6.09% per annum. $1,440,000 of them had been repaid subsequent after December 31, 2016.

(2)

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

(3)	During fiscal year 2016, Taizhou Fuling entered into a series of short-term bank borrowing agreements and other financing agreements with BOC. The terms of the loans are three to twelve months, with fixed interest rates based on LIBOR (for loans dominated in USD) or prime loan rates issued by People’s Bank of China (for loans dominated in RMB), plus certain base points. The effective interest rates vary from 1.56% to 5.9% per annum. The loans to Taizhou Fuling are guaranteed by Great Plastics and Taizhou Fuling’s general manager. The loans to Great Plastics are guaranteed by Taizhou Fuling’s general manager and Chair of the Board.

(4)	In October and December in 2016, Taizhou Fuling entered into two loan agreements with MTB for $5,759,730 respectively for six and six months. The effective rates were 6.41% per annum, respectively. The loan is guaranteed by Taizhou Fuling’s general manager.

As of December 31, 2016, land use rights in the amount of $8,047,726 and property and buildings in the amount of $131,971 and equipment in the amount of $0, respectively, were pledged for the above loans.

Long-term Borrowing

Long-term borrowings consisted of the following:

		As of	As of	As of
		December 31, 2018	December 31, 2017	December 31, 2016
Pennsylvania Industrial Development Authority	(1)	$658,234	$748,132	$836,471
Agricultural Bank of China (“ABC”)	(2)	5,815,982	137,088	-
East West Bank (“EWB”)	(3)	729,141	916,667	-
Total		$7,203,357	$1,801,887	$836,471

(1)	On September 28, 2016, Fuling USA entered into a ten-year Machinery and Equipment Loan Agreement with the Pennsylvania Industrial Development Authority for $937,600, with fixed interest rate of 1.75%. This loan has been collateralized by the machinery and equipment, worth approximately $1.72 million. As of December 31, 2018, the amount of long-term borrowing was $748,132, and it consists of $89,898 of which is due within a year and $658,234 that is due over a year.

Future obligations for payments of this long-term loan are as below:

Twelve months ended December 31,
2019	$89,898
2020	91,484
2021	93,098
2022	94,740
2023	96,411
Thereafter	282,501
Total	$748,132

(2)

In June 2018, Taizhou Fuling entered into two buyer’s credit Loan Agreements with Agriculture Bank of China Limited for total of $2,471,792 (RMB 17 million) for 36 months. In July 2018, Taizhou Fuling entered into three buyer’s credit Loan Agreements with Agriculture Bank of China Limited for total of $3,344,190 (RMB 23 million) for 36 months. The loan bear variable interest rates based on the prevailing interest rate set by the People’s Bank of China at the time of borrowing, plus 13% of the prevailing interest rate. As of December 31, 2018, the amount of long-term borrowing was $5,815,982, and the effective rates were 5.37% and 5.23% per annum. The line of credit’s purpose is for inventory purchase. The line of credit is effective for the period from first day of loan to 36 months after the first day of loan.

On October 31, 2016, Fuling USA entered into a buyer’s credit Loan Agreement with Agricultural Bank of China Limited for a line of credit in the amount of $5,903,723 (RMB 41 million) for 18 months. The loan bears a variable interest rate based on the prevailing interest rate set by the People’s Bank of China at the time of borrowing, plus 6% of the prevailing interest rate. As of December 31, 2017, the amount of long-term borrowing was $137,088, and the effective rate was 5.30% per annum. The line of credit’s purpose is to acquire equipment. China Export & Credit Insurance Corporation provides insurance for the line of credit. The line of credit is effective for the period from first day of loan to 18 months after the first day of loan. As of December 31, 2018, this loan was fully repaid in full upon maturity.

(3)	On March 9, 2017, Fuling USA entered into a Delayed Draw Term Loan agreement with East West Bank for $1,000,000. The amount drawn will be turned into a 5-year term loan at LIBOR rate plus 3.00%. The loan is guaranteed by Fuling Global. Fuling USA is required to make a restricted deposit of $73,336 for one year with an initial interest rate of 4.19% per annum. The restricted deposit was increased to $121,639 in June 2018. The agreement requires Fuling USA to comply with certain financial covenants and ratios, including to maintain minimum debt service coverage ratio of 1.25 times and to maintain maximum total debt to equity ratio of 3.0 times etc. Fuling USA’s compliance with these covenants will be reviewed semi-annually at December 31th and December 31th. Fuling USA was in compliance as of December 31, 2018. On April 7 and December 1, 2017, Fuling USA drew down $500,000 (April 2017 Loan) and $500,000 (December 2017 Loan), respectively. April 2017 loan will expire April 7, 2023 and December 2017 loan will expire on December 1, 2023. Both April 2017 loan and December 2017 loan require interest only payment for the first year and require interest and principal payments for years from second year to sixth year. The effective rate was 4.11% per annum. As of December 31, 2018, the amount of long-term borrowing was $929,141, and it consists of $200,000 of which is due within a year and $729,141 which is due over a year.

Future obligations for payments of this long-term loan are as below:

Twelve months ended December 31,
2019	$200,000
2020	200,000
2021	200,000
2022	200,000
2023	129,141
Thereafter	-
Total	$929,141

Bank Notes Payable

The Company had the following bank notes payable as of December 31, 2018:

December 31, 2018
ICBC, due May 5, 2019	$286,902
ABC, due various dates from January 4, 2019 to June 27, 2019	2,601,151
Total	$2,888,053

The Company had the following bank notes payable as of December 31, 2017:

December 31, 2017
ICBC, due various dates from January 28, 2018 to May 27, 2018	$3,052,664
ABC, due various dates from February 10, 2018 to April 30, 2018	1,384,016

Total	$4,436,680

The Company had the following bank notes payable as of December 31, 2016:

December 31, 2016
ICBC, due various dates from January 12, 2017 to June 29, 2017	$1,564,479
CMBC, due April 8, 2017 and April 24, 2017	345,584
CITIC, due various dates from February 5, 2017 to June 27, 2017	172,792
Total	$2,082,855

As of December 31, 2018, 2017 and 2016, $1,439,063, $3,053,622 and $987,719 cash deposits were held by banks as a guaranty for the notes payable, respectively.

All loans and bank acceptance notes due as of the date of this filing have been repaid. From January to March 2019, the Company repaid approximately $5.2 million bank loans and $1.8 million notes payable that become due. The Company also borrowed approximately $7.4 million bank loans as well as approximately $2.0 million notes payable from various banks in China. All the loans and notes payable are short term in nature and guaranteed by its shareholders, related parties and third parties.

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

Restrictions on net assets also include the conversion of local currency into foreign currencies, tax withholding obligations on dividend distributions, the need to obtain State Administration of Foreign Exchange approval for loans to a non-PRC consolidated entity. We did not have these restrictions on our net assets as of December 31, 2018, December 31, 2017 and December 31, 2016. We are also a party to certain debt agreements that are secured with collateral on our real property, but such debt agreements do not restrict our net assets and instead only impose restrictions on the pledged property. To the extent we wish to transfer pledged property, we are able to do so subject to the obligation that we settle the loan obligation.

The following table provides the amount of our statutory reserves, the amount of restricted net assets, consolidated net assets, and the amount of restricted net assets as a percentage of consolidated net assets, as of December 31, 2018, 2017 and 2016.

	As of December 31,
	2018	2017	2016
Statutory Reserves	$5,532,945	$4,617,039	$4,017,957
Total Restricted Net Assets	$5,532,945	$4,617,039	$4,017,957
Consolidated Net Assets	$64,688,467	$57,843,550	$49,334,539
Restricted Net Assets as Percentage of Consolidated Net Assets	8.55%	7.98%	8.14%

Total restricted net assets accounted for approximately 8.55% and 7.98% of our consolidated net assets as of December 31, 2018 and 2017, respectively. As our subsidiaries usually set aside only 10% of after-tax net profits each year to fund the statutory reserves and are not required to fund the statutory reserves when they incur losses, we believe the potential impact of such restricted net assets on our liquidity is limited.

Capital Expenditures

We had capital expenditures of approximately $4.0 million, $6.5 million and $4.0 million for the years ended December 31, 2018, 2017 and 2016, respectively for additions to and renovations of our workshops and office buildings; and purchases of equipment in connection with our business activities.

In 2019, our capital expenditures for China are expected to be approximately $5.8 million, and will be primarily related to investments of approximately $2.9 million in the phase II construction of manufacturing facilities and $2.9 million in machinery and equipment, in our new factory in China.

In 2019, our capital expenditures for U.S. are expected to be approximately $0.5 million and will be primarily related to adding machinery and miscellaneous leasehold improvement at the Allentown factory.

In 2019, our capital expenditures for Mexico are expected to be approximately $3.0 million, and will be primarily related to investment of machinery and leasehold improvements to start up the first phase of the Mexico factory.

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

Revenue recognition

The Company follows paragraph 606 of the FASB Accounting Standards Codification for revenue recognition and ASU 2014-09. On January 1, 2018, the Company adopted ASU 2014-09, which is a comprehensive new revenue recognition model that requires revenue to be recognized in a manner to depict the transfer of goods or services to a customer at an amount that reflects the consideration expected to be received in exchange for those goods or services. The Company considers revenue realized or realizable and earned when all the five following criteria are met: (1) Identify the Contract with a Customer, (2) Identify the Performance Obligations in the Contract, (3) Determine the Transaction Price, (4) Allocate the Transaction Price to the Performance Obligations in the Contract, and (5) Recognize Revenue When (or As) the Entity Satisfies a Performance Obligation. Results for reporting periods beginning after January 1, 2018 are presented under ASU 2014-09, while prior period amounts are not adjusted and continue to be reported under the previous accounting standards. The Company has assessed the impact of the guidance by reviewing its existing customer contracts and current accounting policies and practices to identify differences that will result from applying the new requirements, including the evaluation of its performance obligations, transaction price, customer payments, transfer of control and principal versus agent considerations. Based on the assessment, the Company concluded that there was no change to the timing and pattern of revenue recognition for its current revenue streams in scope of Topic 606 and therefore there was no material changes to the Company’s financial statements upon adoption of ASC 606, and there have not been any significant changes to our business processes, systems, or internal controls as a result of implementing the standard.

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

Recently Issued Accounting Pronouncements

New Accounting Pronouncements Recently Adopted

On April 1, 2018, we adopted ASU 2016-18, Restricted Cash – A Consensus of the FASB Emerging Issues Task Force, (“ASU 2016-18”), which amends ASC 230, Statement of Cash Flows, to clarify guidance on the classification and presentation of restricted cash in the statement of cash flows using the full retrospective method. Adoption of this standard did not have a material impact on our consolidated financial statements. See our unaudited condensed consolidated statements of cash flows for the reconciliation of cash presented in the statements of cash flows to the cash presented on the balance sheet.

The Company adopted ASU 2014-09, Revenue from Contracts with Customers (Topic 606) effective April 1, 2018 using the retrospective transition method. The core principle of the new accounting standard is to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, the adoption of this new accounting standard resulted in increased disclosure, including qualitative and quantitative disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. Adoption of this standard did not result in significant changes to the Company’s accounting policies, business processes, systems or controls, or have a material impact on the Company’s financial position, results of operations and cash flows or related disclosures. As such, prior period financial statements were not recast.

New Accounting Pronouncements Not Yet Adopted

In June 2018, the FASB issued ASU 2018-07, Compensation – Stock Compensation, which simplifies the accounting for share-based payments granted to nonemployees for goods and services. Under this ASU, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. This ASU is effective for annual reporting periods beginning after December 15, 2018. Early adoption of this ASU is permitted. The Company does not expect adoption of this ASU to have a material impact on its Consolidated Financial Statements.

In February 2016, the FASB issued ASU 2018-20, Leases (Topic 842), to increase transparency and comparability among organizations by recognizing leases assets and lease liabilities on the balance sheet and disclosing key information about lease transactions. This ASU is effective for annual reporting periods beginning after December 15, 2018. Early adoption of this ASU is permitted. The Company is evaluating the effect of the pronouncement on the financial statements.

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

The R&D team has 165 dedicated employees who are researchers and analysts focused on product development and design of systems to automate our production process. Quality control is an important aspect of the teams’ work and ensuring quality at every stage of the process has been a key driver in maintaining and developing brand value for our Company.

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

During years ended December 31, 2018, 2017 and 2016, we spent $3.43 million, $2.95 million and $2.36 million, respectively, on R&D. The increase of the amount spent on R&D was due to more R&D projects in 2018 and 2017 than 2016. R&D expenditures in each year were for the following purposes:

	Year Ended December 31,
	2018	2017	2016
	(in millions)	(in millions)	(in millions)
Purpose
Salaries	$0.94	$0.70	$0.60
Materials	1.98	1.97	1.36
Other	0.51	0.28	0.40
Total	$3.43	$2.95	$2.36

We expect to increase our R&D expenditures proportionate to our revenue increase in 2019.

The following chart shows some of our recent research projects.

Project	Source	Year
Fully biodegradable food grade straw	R&D cooperation with Beijing Technology and Business University	2018

Light PET cups	Self-Developed	2018

PET tableware modified with surface coating	Self-Developed	2018

High transparency cup lid with high efficiency manufacturing	Self-Developed	2018

New GPPS material with HDPE/SBS/mineral modification	Self-Developed	2018

One-step production of high-filled tableware	Self-Developed	2018

Functional straw development	Self-Developed	2018

High anti-stick PP film production	Self-Developed	2018

PP Continuous physical foaming tableware production	Self-Developed	2018

Storage tray with new barrier to preserve freshness	Self-Developed	2018

Recrystallization heat-resistant full-degradable tableware	Self-Developed	2017

Study of automatic packaging of tableware	Self-Developed	2017

Melt grafted modified polypropylene cutlery	Self-Developed	2017

Controllable bio-degradable polypropylene cutlery	Self-Developed	2017

Highly transparent quick injection molding cutlery	Self-Developed	2017

Natural antibacterial material composite tableware	Self-Developed	2017

Food grade antistatic BOPP Straw wrapping film	Self-Developed	2017

High strength cutlery development	Self-Developed	2017

Light weight PET cup	R&D cooperation with Chinese Academy of Sciences	2017

High heat resistent crystallization CPET oven plate	Self-Developed	2017

Disposable Paper-Like Cups	R&D cooperation with Chinese Academy of Sciences	2016

High Quality Printing Paper	R&D cooperation with Chinese Academy of Sciences	2016

Paper Cup	Self-Developed	2016

PET Cups with/without Printing	Self-Developed	2016

PET Salad Bowl	Self-Developed	2016

Injection Deli with Printing	Self-Developed	2016

Thermoforming Deli with Printing	Self-Developed	2016

PP School Tray	Self-Developed	2016

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

Proprietary name	Patent No.	Patent type	Application Date	Approval Date	Expiration Date	Authority

Clamshell to go box	zL 2017 3 0523546.X	Design	2017.10.28	2018.03.02	2028.03.02	China State Intellectual Property Office
To go container	zL 2017 3 0523428.9	Design	2017.10.28	2018.05.08	2028.05.08	China State Intellectual Property Office
Medicine cup	zL 2017 3 0520989.3	Design	2017.10.30	2018.05.08	2028.05.08	China State Intellectual Property Office
Automatic cup stacking machine	zL 2017 2 1448271.9	Utility model	2017.11.02	2018.05.11	2028.05.11	China State Intellectual Property Office
Vacuum suction equipment for knife, fork and spoon manufacturing	zL 2017 2 1674225.0	Utility model	2017.12.05	2018.06.12	2028.06.12	China State Intellectual Property Office
Multifunction intelligent packaging equipment	zL 2016 1 0792046.0	Patent	2016.08.31	2018.07.06	2028.07.06	China State Intellectual Property Office
Cup lid hole punching machine	zL 2017 2 1807920.X	Utility model	2017.12.21	2018.07.10	2028.07.10	China State Intellectual Property Office
Cup lid molding machine	zL 2017 2 1810110.X	Utility model	2017.12.21	2018.07.17	2028.07.17	China State Intellectual Property Office
PET sheet coating machine	zL 2017 2 1807849.5	Utility model	2017.12.21	2018.07.31	2028.07.31	China State Intellectual Property Office
Single screw Extrusion foaming machine	zL 2017 2 1920786.4	Utility model	2017.12.29	2018.07.31	2028.07.31	China State Intellectual Property Office
Cup	US D724,426 S	Design	2014.07.24	2015.03.17	2029.03.17	United States Patent and Trademark Office
Set of Clamshell containers	US D793,225 S	Design	2016.02.02	2017.08.01	2026.06.22	US Patent and Trademark Office
A type of disposable spoon	Z1 2016 2 0406977.8	Utility model	2016.05.05	2016.11.16	2026.05.05	China State Intellectual Property Office
A type of disposable cutlery	Z1 2016 2 0401916.2	Utility model	2016.05.05	2016.11.16	2026.05.05	China State Intellectual Property Office
A cup with measuring cup	Z1 2016 2 0640630.X	Utility model	2016.06.22	2017.07.21	2026.06.22	China State Intellectual Property Office
A type of cup combination	Z1 2016 2 0634342.3	Utility model	2016.06.22	2017.01.18	2025.5.24	China State Intellectual Property Office
A type of multi-function smart packaging machine	Z1 2016 2 1002052.3	Utility model	2016.08.31	2017.03.29	2025.5.24	China State Intellectual Property Office
Food grade polypropylene composite material and preparation and uses	ZL 2010 1 0116076.2	Patent	2010.03.02	2013.06.05	2030.03.01	China State Intellectual Property Office
Two section straw packaging and transmission system	ZL 2007 1 0156428.5	Patent	2007.10.26	2010.12.15	2027.10.25	China State Intellectual Property Office
Split-type goblets	ZL 2010 2 0684010.9	Utility model	2010.12.28	2011.08.03	2020.12.27	China State Intellectual Property Office

Proprietary name	Patent No.	Patent type	Application Date	Approval Date	Expiration Date	Authority
Plates	ZL 2010 3 0701465.2	Design	2010.12.29	2011.08.03	2020.12.28	China State Intellectual Property Office
Cup with curled rim	ZL 2011 2 0049179.1	Utility model	2011.02.26	2011.08.24	2021.02.25	China State Intellectual Property Office
Spork	ZL 2010 2 0685416.9	Utility model	2010.12.28	2011.09.07	2020.12.27	China State Intellectual Property Office
Multipurpose fork	ZL 2010 2 0685497.2	Utility model	2010.12.28	2011.10.19	2020.12.27	China State Intellectual Property Office
Anti-counterfeit bags	ZL 2011 2 0049491.0	Utility model	2011.02.26	2011.10.19	2021.02.25	China State Intellectual Property Office
Combined serviceware package	ZL 2010 2 0684440.0	Utility model	2010.12.28	2011.11.09	2020.12.27	China State Intellectual Property Office
Hollow-handle cutlery	ZL 2010 2 0684221.2	Utility model	2010.12.28	2011.11.30	2020.12.27	China State Intellectual Property Office
Serviceware kit (toughened)	ZL 2011 3 0402067.5	Design	2011.11.07	2012.05.16	2021.11.06	China State Intellectual Property Office
Ice cream cup	ZL 2011 2 0561621.9	Utility model	2011.12.29	2012.10.03	2021.12.28	China State Intellectual Property Office
Cover/lid	ZL 2012 3 0240031.6	Design	2012.06.11	2012.10.31	2022.06.10	China State Intellectual Property Office
Cover remover	ZL 2012 2 0285999.5	Utility model	2012.06.16	2013.01.09	2022.06.15	China State Intellectual Property Office
Packaging barrel	ZL 2012 2 0288697.3	Utility model	2012.06.16	2013.01.09	2022.06.15	China State Intellectual Property Office
Bowls	ZL 2012 3 0542829.6	Design	2012.11.09	2013.04.10	2022.11.08	China State Intellectual Property Office
Plates (honeycomb design)	ZL 2012 3 0543240.8	Design	2012.11.09	2013.04.10	2022.11.08	China State Intellectual Property Office
Cutlery with removable structure	ZL 2012 2 0591687.7	Utility model	2012.11.09	2013.05.01	2022.11.08	China State Intellectual Property Office
Bowl for noodles	ZL 2010 3 0701464.8	Design	2010.12.29	2011.06.08	2020.12.28	China State Intellectual Property Office
Combined fork and cutlery	ZL 2010 2 0683337.4	Utility model	2010.12.28	2011.10.19	2020.12.27	China State Intellectual Property Office
Multipurpose clip	ZL 2011 2 0048688.2	Utility model	2011.02.26	2011.10.19	2021.02.25	China State Intellectual Property Office
Water dispenser bucket with handle	ZL 2011 2 0219976.X	Utility model	2011.06.27	2012.01.25	2021.06.26	China State Intellectual Property Office
Plate	ZL 2015 3 0165070.8	Design	2015.05.27	2015.09.02	2025.05.26	China State Intellectual Property Office
Serviceware distribution organization	ZL 2015 2 0307980. X	Utility model	2015.05.13	2015.09.09	2025.05.12	China State Intellectual Property Office
High luminous suction cup	ZL 2015 2 0332164.4	Utility model	2015.05.21	2015.09.23	2025.05.20	China State Intellectual Property Office
High transparent children plate	ZL 2015 2 0343466.1	Utility model	2015.05.25	2015.09.23	2025.05.24	China State Intellectual Property Office
High transparent antiskid serviceware	ZL 2015 2 0343446.4	Utility model	2015.5.25	2015.9.23	2025.5.24	China State Intellectual Property Office

Our Trademarks

In addition to our patents, we also rely on trademarks and service marks to protect our intellectual property and branding. Below is a selected list of our registered marks.

Mark	Owner	Classification Number(1)		Registration Date	Expiration Date		Authority
	Taizhou Fuling Taizhou Fuling	8 – #4712944 21 – #4712943		2008.3.28 2008.12.28	2028.3.27 2028.12.27		China State Administration for Industry and Commerce

	Taizhou Fuling Taizhou Fuling	8 – #4712945 21 – #4712946		2008.3.28 2008.12.28	2028.3.27 2028.12.27		China State Administration for Industry and Commerce

	Taizhou Fuling	21 – #1032903	(2)	2009.11.16	2019.11.16	(3)	Intellectual Office Property Register

	Taizhou Fuling Taizhou Fuling	8 – #11235808 21 – #11235777		2013.12.14 2013.12.14	2023.12.13 2023.12.13		China State Administration for Industry and Commerce

	Taizhou Fuling	21 – #8441442		2011.7.14	2021.7.13		China State Administration for Industry and Commerce

	Taizhou Fuling	21 – #11235865		2013.12.14	2023.12.13		China State Administration for Industry and Commerce

	Taizhou Fuling	8 – #11236889		2013.12.14	2023.12.13		China State Administration for Industry and Commerce

	Great Plastics Great Plastics	8 – #9966708 21 – #9966694		2012.11.21 2013.3.7	2022.11.20 2023.3.6		China State Administration for Industry and Commerce

	Great Plastics	8 – #9966716		2012.11.21	2022.11.20		China State Administration for Industry and Commerce

	Great Plastics Great Plastics	8-# 12489484 21-# 12489468		2014.9.28 2014.9.28	2024.9.27 2024.9.27		China State Administration for Industry and Commerce

	Fuling USA	8 – #4291028		2013.2.19	—	(4)	United States Patent and Trademark Office

(1)	Classification 8 products consist of serviceware (knife, fork and spoon); knife and fork set serviceware; steel knives; chopping knives; ice hammers; spoons; wine ladles; long handle spoons and tongs for sugar cubes. Classification 21 products consist of non-precious metal serviceware (except knives, forks and spoons); enamel and plastic ware for everyday use (including basins, bowls, plates, kettles and cups); ice cream sticks; lunch boxes; utensils for household uses; covers for dishes; paper or plastic cups; ice creams spoons; non-precious serviceware and picnic baskets (including plates and dishes).

(2)	Basing on #4712946 registration in China, we have registered the trademark at the International Bureau of the World Intellectual Property Organization (WIPO) under the Madrid Agreement and Protocol.

(3)	We plan to extend the registration before it expires.

(4)	The registration is valid as long as Fuling USA timely files all post registration maintenance documents.

Our Domain Names

We have registered 6 domain names, including fulingplastics.com.cn, fulingusa.com, fulingplasticusa.com, domoplastics.com , directlinkusallc.com and domoindustry.com, while only the first two websites are active. We also have the authorization from Ms. Guilan Jiang to use fulingplastics.com, We do not incorporate the information on our websites into this annual report and you should not consider any information on, or that can be accessed through, our websites as part of this annual report.

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

The plastic resins we primarily use are polypropylene (“PP”), polystyrene (“PS”) which includes General Purpose Polystyrene (“GPPS”), High Impact Polystyrene (“HIPS”), and Polyethylene Terephthalate (“PET”). We began to use PET in 2016 to produce and fulfill orders of PET cups and cup lids. The following chart shows their percentages of our total cost of raw materials for the years ended December 31, 2018, 2017 and 2016:

	Year Ended December 31,
Raw Material	2018	2017	2016
PP	44.93%	44.27%	49.05%
GPPS	17.98%	21.24%	21.01%
HIPS	2.15%	2.46%	2.62%
PET	9.42%	8.84%	6.71%
Total	74.48%	76.81%	79.39%

The following chart shows the monthly prices of PP, GPPS, HIPS, PET and Brent oil (one kind of crude oil) from January 2016 to March 2019:

	PP ($/LB)	GPPS ($/LB)	HIPS ($/LB)	PET ($/LB)	Brent Oil ($/barrel)
2016
January	$0.607	0.815	0.914	-	30.700
February	0.580	0.805	0.914	-	32.180
March	0.720	0.886	1.100	-	38.031
April	0.720	0.891	0.988	0.830	41.583
May	0.730	0.879	0.976	0.810	46.757
June	0.740	0.858	0.949	0.760	48.247
July	0.929	0.974	1.062	0.820	47.250
August	0.753	0.884	0.962	0.810	47.310
September	0.886	0.898	1.039	0.820	46.900
October	0.886	0.896	1.030	0.830	49.710
November	0.910	0.920	1.050	0.840	47.310
December	0.920	0.970	1.130	0.820	56.140
2017
January	0.900	0.970	1.160	0.840	53.200
February	0.919	1.063	1.169	0.830	56.620
March	0.916	1.017	1.182	0.830	53.14
April	0.910	0.976	1.144	0.840	51.15
May	0.914	0.932	1.101	0.820	51.84
June	0.906	0.923	1.092	0.840	47.80
July	0.894	0.934	1.112	0.860	52.63
August	0.886	0.953	1.115	0.870	50.67
September	0.893	0.964	1.131	0.890	56.63
October	0.883	0.964	1.126	0.869	57.93
November	0.892	0.960	1.129	0.873	62.69
December	0.912	0.963	1.132	0.887	66.17
2018
January	0.946	1.011	1.160	0.940	68.00
February	0.965	1.043	1.183	0.950	68.90
March	0.940	1.013	1.178	0.941	63.860
April	0.941	1.011	1.179	0.957	73.860
May	0.947	1.017	1.197	1.011	77.180
June	0.946	1.035	1.198	1.066	77.550
July	0.954	1.049	1.200	0.993	75.350
August	1.119	1.047	1.051	0.965	77.750
September	1.115	1.057	1.078	0.969	81.300
October	1.110	1.066	1.033	1.006	76.870
November	1.051	1.043	0.960	0.983	59.730
December	0.965	1.007	0.947	0.969	53.580
2019
January	0.915	0.979	0.933	0.937	61.11
February	$0.983	0.993	0.974	0.915	66.55
Increased	61.91%	21.83%	6.54%	(2.70)%	116.78%

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

We have consistently invested in R&D and new equipment and technology to increase our cost competitiveness. The following chart illustrates the effect:

	2016	2017	2018	Increase (decrease) from 2016 to 2018
Average Worker Annual Salary	$7,719	$8,628	$9,570	24.0%
R&D Expense	$2,355,539	$2,953,477	$3,432,188	45.7%
Productivity Per Employee	$145,058	$121,572	$111,920	-2.2%

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

Business Development Trends

Our prices fluctuate based on changes in our material costs. We and our long-term customers closely follow changes in such prices and adjust our product prices accordingly. Oil prices remained high in the first half of 2018 putting pressure on our profit margin as the market remained competitive and it was difficult to implement price increases. As oil prices declined in the second half of 2018, we regained some of the profits with lower raw material costs. However, the higher tariffs stemmed from the trade conflict between China and U.S. created another problem for us and we had to make adjustments in sourcing raw materials for the production in our Allentown factory.

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

F. Tabular Disclosure of Contractual Obligations

Below is a table setting forth all of our contractual obligations as of December 31, 2018, which consists of our short-term loan agreements, loans from third parties and due to related parties:

	Payment Due by Period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Short-Term Debt Obligations	$19,890,641	$19,890,641	$0	$0	$0
Long-Term Debt Obligations	7,203,357	0	6,400,563	520,293	282,501
Bank Acceptance Notes Payable	2,888,053	2,888,053	0	0	0
Capital Lease Obligations	5,483,426	2,847,859	2,635,567	0	0
Operating Lease Obligations	4,184,632	866,971	1,777,282	1,343,448	196,931
Letter of Credit	5,147,960	5,147,960	0	0	0
Short-Term Debt Interest Obligations	1,185,168	1,185,168	0	0	0
Long-Term Debt Interest Obligations	973,208	313,673	573,865	78,403	7,267
Purchase Obligations	0	0	0	0	0
Other Long-Term Liabilities Reflected on the Registrant’s Balance Sheet under GAAP	0	0	0	0	0
Loans from Third Parties	0	0	0	0	0
Total	$46,956,445	$33,140,325	$11,387,277	$1,942,144	$486,699

G. Safe Harbor

See “SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS.”

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

The following table provides information regarding our senior management ,directors and a key U.S. executive as of April 5, 2019:

Name	Age	Position(s)
Xinfu Hu	58	Chief Executive Officer
Guilan Jiang	55	Chair of Board of Directors and Chief Operating Officer
Gilbert Lee	61	Chief Financial Officer
Sujuan Zhu	47	Director
Jian Cao	68	Director (Independent)
Hong (Simon) He	50	Director (Independent)
Fuyou Cai	53	Director (Independent)
John C. Kunes	69	Executive Vice President of Fuling USA

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

Fuyou Cai. Mr. Cai has been an independent member of our board of directors since January 2019. Mr. Cai is a partner of Zhejiang Mingquan Law Firm. He has been working at Zhejiang Mingquan Law Firm since May 1995 and received his lawyer’s license in 2010. Mr. Cai has been providing legal services to various companies and governmental agencies. Mr. Cai is also a part-time professor of China University of Political Science and Law and a guest professor of Zhejiang Agricultural University. Mr. Cai earned his Bachelor of Laws degree in 2002 from Zhejiang University and a Master of Laws from Southwest University of Political Science & Law in 2008. We have selected Mr. Cai to serve on our board of directors because of his rich compliance experience.

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

B. Compensation

Compensation of Directors and Executive Officers

In 2018, we paid an aggregate of approximately US $370,000 in cash as salaries and fees to our senior executives, officers and directors named in this annual report, and granted an aggregate of 15,705 Ordinary Shares to our CFO. We do not separately set aside any amounts for pensions, retirement or other benefits for our executive officers, other than pursuant to relevant statutory requirements.

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

The members of the audit committee, the compensation committee and the nominating committee as of December 31, 2018 are set forth below. All such members qualify as independent under the rules of The Nasdaq Capital Market.

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

D. Employees

As of December 31, 2018, we employed a total of 1,476 full-time and no part time employees in the following functions:

	Number of Employees
Department	December 31, 2018	December 31, 2017	December 31, 2016
Senior Management	23	23	23
Human Resource & Administration	61	71	54
Finance	17	18	19
Research & Development	230	230	180
Material Management	18	15	15
Quality Control	90	90	80
Production	1017	1396	970
Sales & Marketing	20	19	18
Total	1,476	1,862	1359

Production employees decreased in 2018 because we used more machines to replace workers and also decreased the number of production managers to control our managing costs.

Of our total employees on December 31, 2018, 1,423 were employed in China and 62 were employed in the United States (not including John Kunes, our U.S. - based Executive Vice President who is an independent contractor).

Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages.

We are required under PRC law to make contributions to employee benefit plans at specified percentages of our after-tax profit. In addition, we are required by PRC law to cover employees in China with various types of social insurance. In 2018, we contributed approximately $998,140 and $1,788,473 to the employee benefit plans and social insurance, respectively. In 2017, we contributed approximately $802,443 and $1,652,495 to the employee benefit plans and social insurance, respectively. In 2016, we contributed approximately $657,074 and $1,183,373 to the employee benefit plans and social insurance, respectively. The effect on our liquidity by the payments for these contributions is immaterial. We believe that we are in material compliance with the relevant PRC employment laws.

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

A. Major Shareholders

The following table sets forth information with respect to beneficial ownership of our Ordinary Shares as of April 5, 2019 by:

●	Each person who is known by us to beneficially own 5% or more of our outstanding Ordinary Shares;

●	Each of our directors and named executive officers; and

●	All directors and named executive officers as a group.

The number and percentage of Ordinary Shares beneficially owned before the offering are based on 15,795,910 Ordinary Shares outstanding as of April 5, 2019. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of April 5, 2019 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at Southeast Industrial Zone, Songmen Town, Wenling, Zhejiang Province, People’s Republic of China 317511.

	Ordinary Shares beneficially owned(1)
	Number	Percent
Directors and Senior Management:
Guilan Jiang (2)	5,541,668	35.1%
Xinfu Hu (2)	0	-
Gilbert Lee	62,820	*
Jian Cao	12,000	*
Hong (Simon) He	12,000	*
Fuyou Cai	0	-
Sujuan Zhu (3)	2,216,667	14.0%
John C. Kunes	0	-
All directors and executive officers as a group (eight (8) persons)	7,845,155	49.7%
5% or greater Beneficial Owners:
Qian Hu (2)	1,154,104	7.3%
Xinzhong Wang	1,108,333	7.0%
Jinxue Jiang (3)	1,108,333	7.0%

* Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the Ordinary Shares.
(2)	Ms. Jiang and Mr. Xinfu Hu are married, and Mr. Qian Hu is their adult son. Ms. Jiang holds her shares through Silver Trillion Investments Limited, a British Virgin Islands company which she owns and controls and may be deemed to hold beneficial ownership of such shares. Mr. Qian Hu holds 45,771 shares by himself and 1,108,333 shares through Zheng Hui Investments Limited, a British Virgin Islands company which he owns and controls and may be deemed to hold beneficial ownership of such shares.

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

Rental Payments to Special Plastics

During the years ended December 31, 2018, 2017 and 2016, we paid Special Plastics $55,715, $54,550 and $55,484, respectively, for rental of a factory building at 8 Shengpan Road, Guanweitong Village, Wenqiao County.

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

	Market Price Per Share
	High	Low
Yearly:
2015 (from November 4, 2015)	$5.27	2.24
2016	$3.45	1.68
2017	$3.70	2.30
2018	$5.20	2.35
2019 (through April 2, 2019)	$3.89	2.12
Quarterly:
First quarter 2017	$3.70	2.30
Second quarter 2017	$3.75	2.65
Third quarter 2017	$6.00	3.10
Fourth quarter 2017	$6.00	3.55
First quarter 2018	$5.20	3.75
Second quarter 2018	$4.35	3.75
Third quarter 2018	$4.00	2.35
Fourth quarter 2018	$4.29	3.01
First quarter 2019	$3.89	2.12
Monthly:
October 2018	$4.29	3.42
November 2018	$3.77	3.01
December 2018	$4.29	3.40
January 2019	$3.89	3.50
February 2019	$3.89	2.32
March 2019	$3.14	2.12

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

E .. Taxation

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

Our company pays a 17% value added tax and EIT rates of 15% for Taizhou Fuling (or $1,111,784 in 2018) because it has been certified as a high technology company and thus enjoys a preferable rate. Great Plastics pays EIT tax at the standard 25% rate (or $221,226 in 2018). If Taizhou Fuling’s favorable EIT rate were to be terminated or Taizhou Fuling were to fail to qualify to receive this rate, it would be subject to taxation at the standard EIT rate of 25% for enterprise income taxes, unless we were otherwise to qualify for a decreased tax rate.

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

In 2018, 2017 and 2016, we had $28.2 million, $22.2 million and $16.5 million weighted outstanding bank loans, with weighted average effective interest rate of 4.89%, 5.07% and 4.37% respectively.

As of December 31, 2018, if interest rates increased/decreased by 1%, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at the end of the year was outstanding for the entire year, profit attributable to equity owners of our company would have been RMB 2.1 million (0.3 million) lower/higher, respectively, mainly as a result of higher/lower interest income from our cash and cash equivalents and loan receivables.

As of December 31, 2018, we had short-term certificates of deposit of $0 million.

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

Commodity Risk

As a developer and manufacturer of plastic and paper products, our Company is exposed to the risk of an increase in the price of raw materials. We historically have been able to pass on price increases to customers by virtue of pricing terms that vary with changes in resin prices, but we have not entered into any contract to hedge any specific commodity risk. Moreover, our Company does not purchase or trade on commodity instruments or positions; instead, it purchases commodities for use.

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

As of December 31, 2018, the end of the fiscal year covered by this report, our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures. Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2018, our disclosure controls and procedures were ineffective. Such conclusion is due to the presence of material weakness in internal control over financial reporting as described below.

(b)	Management’s annual report on internal control over financial reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. We used the 2013 Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “2013 COSO Framework”) in performing the assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2018. Based on the assessment, management determined that, as of December 31, 2018, we did not maintain effective internal control over financial reporting as our accounting staff continues to lack sufficient U.S. GAAP experience and requires further substantial training. In addition, there was a lack of sufficient documented financial closing procedures.

(c)	Attestation report of the registered public accounting firm.

Not applicable.

(d)	Changes in internal control over financial reporting.

There have been no changes in our internal controls over financial reporting occurred during the twelve months ended December 31, 2018, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Friedman LLP was appointed by the Company to serve as its independent registered public accounting firm for fiscal 2018. Audit services provided by Friedman LLP for fiscal 2018 included the examination of the consolidated financial statements of the Company; and services related to periodic filings made with the SEC.

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

During fiscal 2018, 2017 and 2016, Friedman LLP’s fees for the annual audit of our financial statements and the quarterly reviews of the financial statements were $170,000, $195,000 and $201,000, respectively.

Audit-Related Fees

The Company has not paid Friedman LLP for audit-related services in fiscal 2018, 2017 and 2016.

Tax Fees

The Company has not paid Friedman LLP for tax services in fiscal 2018, 2017 and 2016.

All Other Fees

The Company has not paid Friedman LLP for any other services in fiscal 2018, 2017 and 2016.

Audit Committee Pre-Approval Policies

Before Friedman LLP was engaged by the Company to render audit or non-audit services, the engagement was approved by the Company’s audit committee. All services rendered by Friedman LLP have been so approved.

Percentage of Hours

The percentage of hours expended on the principal accountants’ engagement to audit our consolidated financial statements for 2018 that were attributed to work performed by persons other than Friedman LLP’s full-time permanent employees was less than 50%.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended December 31, 2018.

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

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

See Item 18.

Item 18.	Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19.	Exhibits

Exhibit No.	Description of Exhibit	Included	Form	Filing Date

1.1.1	Form of Amended and Restated Articles of Association of the Registrant as currently in effect	By Reference	F-1/A	October 20, 2015

1.1.2	Form of Amended and Restated Memorandum of Association of the Registrant as currently in effect	By Reference	F-1/A	October 20, 2015

2.1	Registrant’s Form of Ordinary Share Certificate	By Reference	F-1/A	October 2, 2015

2.2	Registrant’s Incentive Securities Plan	By Reference	F-1/A	October 2, 2015

4.1	Employment Agreement with Xinfu Hu	By Reference	F-1/A	September 14, 2015

4.2	Employment Agreement with Guilan Jiang	By Reference	F-1/A	September 14, 2015

4.3	Employment Agreement with Gilbert Lee	By Reference	F-1/A	September 14, 2015

4.4	First Amendment of Standard Industrial/Commercial Multi-Tenant Lease, by and between CAM 6690 Grant Way, LLC and Fuling Plastic USA, Inc.	By Reference	F-1	July 28, 2015

4.5	Translation of Factory Lease Agreement by and between Zhejiang Special Plastics Technology Co., Ltd. and Taizhou Fuling Plastics Co., Ltd.	Herewith

4.6	Summary Translation of State-Owned Construction Land Use Right Transfer Contract by and between Land Resources Bureau of Sanmen County of Zhejiang Province and Zhejiang Great Plastics Technology Co., Ltd.	By Reference	F-1	July 28, 2015

4.7	Lease Agreement by and among Servicios Interpuerto, S.A. de C.V., Mayenco, S. de R.L. de C.V. and Fuling Plastic USA, Inc.	Herewith

4.8	Instrument of Transfer by and between Guilan Jiang and Fuling Global Inc.	By Reference	F-1	July 28, 2015

8.1	List of Subsidiaries of the Registrant	By Reference	20-F	March 15, 2017

11.1	Code of Business Conduct and Ethics	By Reference	20-F	March 30, 2016

12.1	Certification of Chief Executive Officer Required by Rule 13a-14(a)	Herewith

12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a)	Herewith

13.1	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code	Herewith

13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code	Herewith

99.1	Press release dated April 5, 2019 titled “Fuling Global Inc. Reports Full Year 2018 Financial Results”	Herewith

101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Fuling Global Inc.

Date: April 5, 2019	By:	/s/ Xinfu Hu
		Name:	Xinfu Hu
		Title:	Chief Executive Officer

FULING GLOBAL INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 and 2016

FULING GLOBAL INC. AND SUBSIDIARIES

Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Fuling Global Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Fuling Global Inc. and its subsidiaries (collectively, the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

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

New York, New York

April 5, 2019

FULING GLOBAL INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2018	2017

ASSETS
Current Assets:
Cash and cash equivalents	$4,400,402	$4,103,797
Restricted cash	2,396,993	3,767,081
Certificates of deposit	-	105,707
Accounts receivable, net	27,760,956	22,935,245
Advances to supplier, net	1,255,420	509,770
Inventories, net	22,274,613	19,320,066
Security deposits for sale leaseback	-	771,814
Prepaid expenses and other current assets	1,394,234	2,185,961
Current assets from discontinued operation	37,761	3,313,681
Total Current Assets	59,520,379	57,013,122

Property, plant and equipment, net	51,836,633	43,680,372
Intangible assets, net	8,157,916	8,797,581
Prepayments for construction and equipment purchases	1,222,888	527,568
Security deposits for sale leaseback - long term	1,590,671	543,996
Other assets	297,906	282,195
Non-current assets from discontinued operations	13,697	5,884,799
Total Assets	$122,640,090	$116,729,633

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities:
Short term borrowings	$19,890,641	$27,417,082
Bank notes payable	2,888,053	4,436,680
Advances from customers	393,749	543,675
Accounts payable	18,186,400	12,797,853
Accounts Payable-related party	82,014	-
Accrued and other liabilities	2,121,304	2,794,584
Other payable - sale leaseback	2,847,859	2,755,931
Taxes payable	247,635	262,828
Deferred gains	291,170	87,605
Due to Related party	12,200	-
Current liabilities from discontinued operation	528,263	4,466,481
Total Current Liabilities	47,489,288	55,562,719

Deferred tax liability	577,826	-
Long term payable - sale leaseback	2,635,567	1,371,359
Long term borrowings	7,203,357	1,801,887
Total Liabilities	57,906,038	58,735,965

Commitments and contingencies

Shareholders’ Equity
Common stock: $0.001 par value, 70,000,000 shares authorized, 15,795,910 and 15,780,205 shares issued and outstanding as of December 31, 2018 and December 31, 2017, respectively	15,797	15,781
Additional paid in capital	30,009,545	29,904,285
Statutory reserve	5,532,945	4,617,039
Retained earnings	31,602,434	22,654,848
Accumulated other comprehensive income	(2,472,254)	651,597
Total Fuling Global Inc.’s equity	64,688,467	57,843,550

Non-controlling interest	45,585	150,118
Total Shareholders’ Equity	64,734,052	57,993,668

Total Liabilities and Shareholders’ Equity	$122,640,090	$116,729,633

The accompanying notes are an integral part of these consolidated financial statements.

FULING GLOBAL INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years Ended December 31,
	2018	2017	2016

Revenues	$138,664,272	$124,208,506	$102,320,689
Cost of goods sold	108,914,256	98,077,100	77,129,454
Gross Profit	29,750,016	26,131,406	25,191,235

Operating Expenses
Selling expenses	7,830,280	6,834,645	5,955,391
General and administrative expenses	8,323,207	7,254,270	6,277,018
Research and development expenses	3,430,529	2,953,477	2,355,449
Total operating expenses	19,584,016	17,042,392	14,587,858

Income from Operations	10,166,000	9,089,014	10,603,377

Other Income (Expense):
Interest income	32,810	57,477	27,870
Interest expense	(1,768,434)	(981,061)	(589,758)
Subsidy income	1,705,956	1,012,128	1,646,774
Investment loss	(8,667)	-	-
Foreign currency transaction gain (loss)	780,406	(175,271)	56,970
Other income, net	65,926	51,607	65,260
Total other income (expense), net	807,997	(35,120)	1,207,116

Income Before Income Taxes	10,973,997	9,053,894	11,810,493

Provision for Income Taxes	1,126,736	788,370	1,561,404

Net income from continuing operations	$9,847,261	$8,265,524	$10,249,089

Discontinued operation:
Net loss from discontinued operations, net of tax	(88,302)	(1,974,852)	(2,306,036)
Net income	9,758,959	6,290,672	7,943,053

Less: net income (loss) attributable to non-controlling interest from continuing operations	(104,533)	12,875	20

Net income attributable to Fuling Global Inc.	$9,863,492	$6,277,797	$7,943,033

Other Comprehensive Income
Foreign currency translation income (loss)	(3,123,851)	2,172,347	(1,913,200)
Comprehensive income attributable to Fuling Global Inc.	$6,739,641	$8,450,144	$6,029,833

Earnings per share - Basic and diluted
Continuing operations	$0.62	$0.52	$0.65
Discontinued operations	$(0.01)	$(0.13)	$(0.15)

Weighted average number of shares - Basic and diluted
Continuing operations and discontinued operations	15,782,055	15,759,293	15,735,588

The accompanying notes are an integral part of these consolidated financial statements.

FULING GLOBAL INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

	Common Stock		Additional Paid in	Statutory	Retained	Accumulated Other Comprehensive Income	Noncontrolling	Total shareholders’
	Shares	Amount	Capital	Reserve	Earnings	(loss)	Interest	Equity
Balance at December 31, 2015	15,732,795	$15,733	$29,722,127	$2,868,844	$10,182,213	$392,450	$137,223	$43,318,590

Issuance of common stock	23,705	24	123,315	-	-	-	-	123,339
Net income	-	-	-	-	7,943,033	-	20	7,943,053
Appropriations to statutory reserve	-	-	-	1,149,113	(1,149,113)	-	-	-
Foreign currency translation loss	-	-	-	-	-	(1,913,200)	-	(1,913,200)

Balance at December 31, 2016	15,756,500	15,757	29,845,442	4,017,957	16,976,133	(1,520,750)	137,243	49,471,782

Issuance of common stock	23,705	24	58,843	-	-	-	-	58,867
Net income	-	-	-	-	6,277,797	-	12,875	6,290,672
Appropriations to statutory reserve	-	-	-	599,082	(599,082)	-	-	-
Foreign currency translation gain	-	-	-	-	-	2,172,347	-	2,172,347

Balance at December 31, 2017	15,780,205	15,781	29,904,285	4,617,039	22,654,848	651,597	150,118	57,993,668

Issuance of common stock	15,705	16	105,260	-	-	-	-	105,276
Net income	-	-	-	-	9,863,492	-	(104,533)	9,758,959
Appropriations to statutory reserve	-	-	-	915,906	(915,906)	-	-	-
Foreign currency translation loss	-	-	-	-	-	(3,123,851)	-	(3,123,851)

Balance at December 31, 2018	15,795,910	$15,797	$30,009,545	$5,532,945	$31,602,434	$(2,472,254)	$45,585	$64,734,052

The accompanying notes are an integral part of these consolidated financial statements.

FULING GLOBAL INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2018	2017	2016

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$9,758,959	$6,290,672	$7,943,053
Net (loss) from discontinued operations	(88,302)	(1,974,852)	(2,306,036)
Net income from continuing operations	9,847,261	8,265,524	10,249,089
Adjustments to reconcile net income to net cash provided by operating activities:
Stock based compensation	105,276	58,867	123,339
Deferred tax expense	-	-	319,252
Depreciation and amortization	4,406,888	3,611,510	2,354,193
Bad debt provisions (recovery)	(3,372)	154,051	(1,645)
Unrealized (gains) losses	(4,849)	34,417	(60,225)
Inventory reserve	38,716	22,818	23,932
(Gain) loss on disposal of fixed assets	(30,981)	43,172	(12,687)
Changes in operating assets:
Accounts receivable	(5,547,070)	(2,414,707)	(6,742,328)
Advances to suppliers	(733,643)	(40,504)	(251,704)
Inventories	(3,805,026)	(3,408,394)	(3,262,302)
Other assets	704,459	(1,969,564)	(5,159,033)
Security deposit for sale leaseback	(359,340)	(523,839)	(755,934)
Changes in operating liabilities:
Accounts payable	5,195,799	(2,285,276)	5,525,688
Accounts Payable-related party	85,253	-	-
Advance from customers	(301,971)	(43,339)	34,729
Deferred gains	216,506	(583,978)	679,774
Deferred tax liability	600,646	-	-
Taxes payable	(40,248)	(258,589)	(558,864)
Accrued and other liabilities	(566,821)	1,270,299	1,446,220
Net cash provided by operating activities from continuing operations	9,807,483	1,932,468	3,951,494
Net cash provided by operating activities from discontinuing operations	1,770,101	542,170	1,193,663
Net cash provided by operating activities	11,577,584	2,474,638	5,145,157

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(4,171,367)	(6,388,069)	(3,838,709)
Additions to construction in progress	(9,878,241)	(10,231,413)	(12,679,337)
Cash receipts from disposal property and equipment	272,055	13,352	19,296
Cash increase in certificates of deposit	103,967	1,479,874	1,505,061
Payments of construction and equipment purchase	(752,299)	(480,689)	(1,996,510)
Repayments of deposit and prepayments for construction and equipment purchase	-	1,358,566	1,354,585
Purchase of intangible assets	(6,589)	(2,602)	(8,298,564)
Cash from discontinued business	(18,684)	64,208	435,085
Net cash (used in) investing activities from continuing operations	(14,451,158)	(14,186,773)	(23,499,093)
Net cash provided by (used in) investing activities from discontinuing operations	5,719,074	(159,086)	(149,403)
Net cash (used in) investing activities	(8,732,084)	(14,345,859)	(23,648,496)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term borrowings	33,213,599	31,239,350	23,677,701
Repayments of short-term borrowings	(39,629,404)	(20,342,692)	(18,538,408)
Proceeds from long-term borrowings	5,631,163	1,048,749	836,471
Proceeds from bank notes payable	5,947,885	7,002,823	5,255,076
Repayments of bank notes payable	(7,309,428)	(4,871,021)	(5,431,761)
Repayment of third party borrowing	-	-	(180,611)
Proceeds from loans from related parties	-	-	55,484
Repayments of loans from related parties	(24,930)	(57,148)	-
Proceeds from other payable - sales lease back	5,784,874	2,906,977	3,941,746
Repayments of other payable - sales lease back	(4,144,246)	(2,638,787)	(172,154)
Net cash provided by (used in) financing activities from continuing operations	(530,487)	14,288,251	9,443,544
Net cash (used in) financing activities from discontinuing operations	(2,241,606)	(450,272)	(1,463,718)
Net cash provided by (used in) financing activities	(2,772,093)	13,837,979	7,979,826

EFFECT OF EXCHANGE RATES CHANGES ON CASH AND CASH EQUIVALENTS	(1,146,890)	(356,466)	(400,727)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	(1,073,483)	1,610,292	(10,924,240)

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, BEGINNING OF YEAR	7,870,878	6,260,586	17,184,826

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, END OF YEAR	$6,797,395	$7,870,878	$6,260,586

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, END OF YEAR	$6,797,395	$7,870,878	$6,260,586
LESS: RESTRICTED CASH	2,396,993	3,767,081	2,333,608
CASH AND CASH EQUIVALENTS, END OF YEAR	$4,400,402	$4,103,797	$3,926,978

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest paid	$1,329,377	$836,401	$762,868
Income tax paid	$331,997	$1,433,998	$2,331,173
Non-cash investing activities:
Transfer from construction in progress to fixed assets	$9,918,862	$15,545,784	$1,209,221
Transfer from accounts payable to fixed assets	$851,966	$1,162,202	$-
Transfer from advance payments to fixed assets	$170,281	$191,868	$296,853

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

Fuling Global, Total Faith, Domo, Taizhou Fuling and Taizhou Fuling’s subsidiaries (herein collectively referred to as the “Company”) are engaged in the production and distribution of plastic and paper serviceware in China, Europe and U.S. Products exported to the U.S. and Europe are primarily sold to major fast food restaurant chains and wholesalers.

On November 22, 2018, Great Plastics signed sales contracts with a third party to sell the land and buildings previously used as one of its manufacturing factories in China (aka, the “Sanmen Factory”) for total cash consideration of RMB 40.2 million (approximately US$5.8 million) (see Note 5 and 6). The Company sold all related machines and equipment to Taizhou Fuling and Zhejiang Great New Materials Co., Ltd. (“Great NM”). Great NM is a company owned by direct relatives of Taizhou Fuling’s officials. The Company plans to dissolve Great Plastics in 2019. Certain prior period amounts of Great Plastics have been reclassified to conform to the current period presentation as discontinued operation. Such reclassifications had no effect on net income or cash flows as previously reported.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Presentation

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

The following tables set forth the assets, liabilities, results of operations and changes in cash and cash equivalents of the VIE, which were included in the Company’s consolidated balance sheets, statements of income and comprehensive income and cash flows:

	December 31, 2018	December 31, 2017

Current assets	$4,395,466	$3,053,731
Non-current assets	-	-
Total assets	4,395,466	3,053,731

Third-party liabilities	(635,845)	(575,935)
Intercompany payables*	(3,664,964)	(2,189,169)
Total liabilities	(4,300,809)	(2,765,104)
Net assets	$94,657	$288,627

*	Payables to Taizhou Fuling are eliminated upon consolidation.

	For the years ended
	December 31, 2018	December 31, 2017	December 31, 2016

Revenue	$10,858,274	$9,744,914	$7,928,478
Net income (loss)	$(204,967)	$25,246	$39

	For the years ended
	December 31, 2018	December 31, 2017	December 31, 2016

Net cash provided by (used in) operating activities	$(1,021,593)	$296,037	$(1,006,413)
Net cash (used in) provided by financing activities*	$1,475,795	$(376,338)	$1,153,126
Net (decrease) increase in cash and cash equivalents	$454,202	$(80,301)	$146,713

*	Intercompany financing activities are eliminated upon consolidation.

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

As of December 31, 2018 and 2017, the Company had restricted cash of $2,396,993 and $3,767,081, respectively, of which $1,439,064 and $3,053,622, respectively, was related to the bank acceptance notes payable (see Note 8), and $649,675 and $565,821, respectively, was related to the letters of credit (see Note 11). The remaining $308,254 and $147,638, respectively, were related to other miscellaneous deposits made in bank.

Certificates of Deposit

As of December 31, 2018 and 2017, certificates of deposit with original maturities of more than three months amounted to $0 and $105,707, respectively.

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

Property, Plant and Equipment

Property and equipment are stated at cost. The straight-line depreciation method is used to compute depreciation over the estimated useful lives of the assets, as follows:

Items	Useful life
Property and buildings	10–20 years
Leasehold improvements	Lesser of useful life and lease term
Machinery equipment	3–10 years
Transportation vehicles	4–10 years
Office equipment and furniture	3–5 years

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

Items	Useful life
Land use rights	50 years
Trademarks	10 years
Patents	7-10 years

Impairment of Long-lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of December 31, 2018 and 2017.

Revenue Recognition

The Company follows paragraph 606 of the FASB Accounting Standards Codification for revenue recognition and ASU 2014-09. On January 1, 2018, the Company adopted ASU 2014-09, which is a comprehensive new revenue recognition model that requires revenue to be recognized in a manner to depict the transfer of goods or services to a customer at an amount that reflects the consideration expected to be received in exchange for those goods or services. The Company considers revenue realized or realizable and earned when all the five following criteria are met: (1) Identify the Contract with a Customer, (2) Identify the Performance Obligations in the Contract, (3) Determine the Transaction Price, (4) Allocate the Transaction Price to the Performance Obligations in the Contract, and (5) Recognize Revenue When (or As) the Entity Satisfies a Performance Obligation. Results for reporting periods beginning after January 1, 2018 are presented under ASU 2014-09, while prior period amounts are not adjusted and continue to be reported under the previous accounting standards. The Company has assessed the impact of the guidance by reviewing its existing customer contracts and current accounting policies and practices to identify differences that will result from applying the new requirements, including the evaluation of its performance obligations, transaction price, customer payments, transfer of control and principal versus agent considerations. Based on the assessment, the Company concluded that there was no change to the timing and pattern of revenue recognition for its current revenue streams in scope of Topic 606 and therefore there was no material changes to the Company’s consolidated financial statements upon adoption of ASC 606, and there have not been any significant changes to our business processes, systems, or internal controls as a result of implementing the standard.

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

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company does not believe that there was any uncertain tax position at December 31, 2018 and 2017.

To the extent applicable, the Company records interest and penalties as general and administrative expenses. The statute of limitations for the Company’s U.S. federal income tax returns and certain state income tax returns subject to examination by tax authorities for three years from the date of filing. As of December 31, 2018, the tax years ended December 31, 2014 through December 31, 2017 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities. As of December 31, 2018, the tax years ended December 31, 2011 through December 31, 2017 for the Company’s U.S. subsidiaries remain open for statutory examination by U.S. tax authorities.

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

	December 31, 2018	December 31, 2017	December 31, 2016

Period-end spot rate	US $1=RMB 6.8776	US $1=RMB 6.5074	US $1=RMB 6.94477

Average rate	US $1=RMB 6.6163	US $1=RMB 6.7578	US $1=RMB 6.64410

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

The Company considers the recorded value of its financial assets and liabilities, which consist primarily of cash and cash equivalents, restricted cash, accounts receivable, advance to vendors, accounts payable, accrued expenses, advances from customers, notes payable to approximate the fair value of the respective assets and liabilities at December 31, 2018 and 2017 based upon the short-term nature of the assets and liabilities.

The Company believes that the carrying amount of the short-term borrowings approximates fair value at December 31, 2018 and 2017 based on the terms of the borrowings and current market rates as the rate is reflective of the current market rate.

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

As of December 31, 2018 and 2017, $4,116,684 and $7,027,894, respectively, of the Company’s cash and cash equivalents, certificates of deposit and restricted cash were on deposit at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure.

Substantially all of the Company’s sales are made to customers that are located primarily in the USA and Europe. The Company’s operating results could be adversely affected by the government policy on exporting business, foreign exchange rate fluctuation, and local market condition change. The Company has a concentration of its revenues and receivables with specific customers. For the year ended December 31, 2018, no customer accounted for more than 10% of total revenue. For the year ended December 31, 2017, one customer accounted for 12% of total revenue. As of December 31, 2018, one customer’s account receivable accounted for 14% of the total outstanding accounts receivable balance. As of December 31, 2017, one customer’ account receivable accounted for 18% of the total outstanding accounts receivable balance.

For the year ended December 31, 2018, the Company purchased approximately 12% of its raw materials from its one largest supplier. For the year ended December 31, 2017, the Company purchased approximately 12% and 11% of its raw materials from its two largest suppliers, respectively. As of December 31, 2018, advanced payments to two major suppliers accounted for 20% and 15% of the total advance payments outstanding. As of December 31, 2017, no supplier accounted for more than 10% of the total advance payments outstanding.

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

Recent Accounting Pronouncements

New Accounting Pronouncements Recently Adopted

On April 1, 2018, we adopted ASU 2016-18, Restricted Cash – A Consensus of the FASB Emerging Issues Task Force, (“ASU 2016-18”), which amends ASC 230, Statement of Cash Flows, to clarify guidance on the classification and presentation of restricted cash in the statement of cash flows using the full retrospective method. Adoption of this standard did not have a material impact on our consolidated financial statements. See our consolidated statements of cash flows for the reconciliation of cash presented in the statements of cash flows to the cash presented on the balance sheet.

The Company adopted ASU 2014-09, Revenue from Contracts with Customers (Topic 606) effective April 1, 2018 using the retrospective transition method. The core principle of the new accounting standard is to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, the adoption of this new accounting standard resulted in increased disclosure, including qualitative and quantitative disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. Adoption of this standard did not result in significant changes to the Company’s accounting policies, business processes, systems or controls, or have a material impact on the Company’s financial position, results of operations and cash flows or related disclosures. As such, prior period financial statements were not recast.

New Accounting Pronouncements Not Yet Adopted

In June 2018, the FASB issued ASU 2018-07, Compensation – Stock Compensation, which simplifies the accounting for share-based payments granted to nonemployees for goods and services. Under this ASU, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. This ASU is effective for annual reporting periods beginning after December 15, 2018. Early adoption of this ASU is permitted. The Company does not expect adoption of this ASU to have a material impact on its Consolidated Financial Statements.

In February 2016, the FASB issued ASU 2018-20, Leases (Topic 842), to increase transparency and comparability among organizations by recognizing leases assets and lease liabilities on the balance sheet and disclosing key information about lease transactions. This ASU is effective for annual reporting periods beginning after December 15, 2018. Early adoption of this ASU is permitted. The Company is evaluating the effect of the pronouncement on the financial statements.

NOTE 3 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	As of	As of
	December 31, 2018	December 31, 2017
Trade accounts receivable	$27,984,656	$23,127,679
Less: allowance for doubtful accounts	(223,700)	(192,434)
Accounts receivable, net	$27,760,956	$22,935,245

NOTE 4 – INVENTORY, NET

Inventories consisted of the following:

	As of	As of
	December 31, 2018	December 31, 2017
Raw materials	$7,011,718	$4,587,519
Work-in-progress	1,387,111	1,594,096
Finished goods	14,047,720	13, 277,742
Less: inventory valuation allowance	(171,936)	(139,291)
Total inventory	$22,274,613	$19,320,066

NOTE 5 – PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	As of	As of
	December 31, 2018	December 31, 2017
Property and Buildings	$26,766,432	$18,251,057
Leasehold improvement	2,376,165	1,862,388
Machinery and equipment (1)	34,006,697	31,985,871
Automobiles	1,006,032	1,021,208
Office and electric equipment	948,090	813,073
Subtotal	65,103,416	53,933,597
Construction in progress	2,393,006	2,570,443
Less: accumulated depreciation	(15,659,789)	(12,823,668)
Property and equipment, net	$51,836,633	$43,680,372

(1)	A total amount of $11,787,174 machinery was related to the sale leaseback transaction (see Note 10).

Depreciation expense was $4,227,620, $3,437,207 and $2,217,994 for the years ended December 31, 2018, 2017 and 2016, respectively.

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

In the beginning of August 2017, the Company started its second phase of the construction for its facility expansion in China (“Phase II”). Phase II includes construction of a new plant, an office building and two dormitory buildings. The construction is expected to be completed before the end of 2019 and the total construction cost of Phase II is expected to be $13.1 million. For the year ended December 31, 2018, construction in progress of approximately $9.9 million was completed and was transferred to property, plant and equipment for Phase II. The Company expects to fulfill the payments using cash generated from operating activities and additional loans borrowed from local banks in case any shortage of cash on hand in the future.

On November 22, 2018, Great Plastics sold its manufacturing factories to an unrelated third party for total cash consideration of RMB 40.2 million (approximately US$5.8 million). The net book value of the plant and properties disposed in the transaction amounted to RMB 25.7 million (approximately US$3.7 million), and the net book value of the intangible assets disposed in the transaction amounted to RMB 8.1 million (approximately US$1.2 million). Tax payable related to this transaction amounted RMB 3.7 million (approximately US$0.5 million). Total net value disposed and tax amounted RMB 35.7 million (approximately US$5.4 million). Gain from disposal of plant and properties and of intangible assets amounted to approximately RMB 2.7 million (approximately US$0.4 million).

NOTE 6 – INTANGIBLE ASSETS, NET

Intangible assets, net consisted of the following:

	As of	As of
	December 31, 2018	December 31, 2017
Land use rights	$8,731,398	$9,228,119
Trademarks	13,718	9,802
Patents	7,365	5,782
Total	8,752,481	9,243,703
Less: accumulated amortization	(594,565)	(446,122)
Intangible assets, net	$8,157,916	$8,797,581

Amortization expense was $179,268, $174,303 and $136,199 for the years ended December 31, 2018, 2017 and 2016, respectively.

Land use right of Great was disposed by Great on November 22, 2018 (See Note 5).

Estimated future amortization expense for intangible assets is as follows:

Periods ending December 31,	Amortization expense

2019	$176,191
2020	176,191
2021	175,991
2022	175,766
2023	175,331
Thereafter	7,278,446
$8,157,916

NOTE 7 – SHORT-TERM AND LONG-TERM BORROWINGS

Short-term Borrowings

Short-term borrowings represent amounts due to various banks and other companies normally maturing within one year. The principal of the borrowings is due at maturity. Accrued interest is due either monthly or quarterly.

Short-term borrowings consisted of the following:

		As of	As of
		December 31, 2018	December 31, 2017
Agricultural Bank of China (“ABC”)	(1)	$8,622,194	$11,831,148
China Merchants Bank (“CMB”)	(2)	1,696,441	3,073,424
Industrial and Commercial Bank of China (“ICBC”)	(3)	4,557,315	4,019,908
Bank of China (“BOC”)	(4)	2,724,793	2,274,333
East West Bank (“EWB”)	(5)	2,000,000	2,000,000
Postal Savings Bank of China (“PSBC”)	(6)	-	4,046,597
Pennsylvania Industrial Development Authority – current portion of long-term borrowing (see “long-term borrowing” below)		89,898	88,339
East West Bank loan – current portion of long-term borrowing (see “long-term borrowing” below)		200,000	83,333
Total		$19,890,641	$27,417,082

(1)	During the year ended December 31, 2018, Taizhou Fuling entered into a series of short-term bank loan agreements with ABC for a total amount of $8,622,194. The terms of these loans are six months with variable interest rates based on the prevailing interest rates, respectively. The effective rates are from 4.57% to 5.15% per annum.

During fiscal year 2017, Taizhou Fuling entered into a series of short-term bank loan agreements with ABC for a total amount of $11,831,148. The terms of these loans are six to twelve months with variable interest rates based on the prevailing interest rates. The effective rates were from 4.57% to 4.90% per annum. As of December 31, 2018, $11,831,148 of them had been repaid upon maturity.

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

(2)	During year ended December 31, 2018, Taizhou Fuling entered into a series of short-term bank borrowing agreements with CMB for a total amount of approximately $6.3 million (RMB 43.4 million). The terms of these loans are five to twelve months with variable interest rates based on the prevailing interest rates. The effective rates were from 2.40% to 6.09% per annum. The loans are guaranteed by Special Plastics and Taizhou Fuling’s general manager and Chair of the Board. As of December 31, 2018, $4,586,234 had been repaid in full upon maturity.

In January, March, July and December 2017, Taizhou Fuling entered into four short-term bank borrowing agreements for approximately $4.5 million (RMB 29.4 million) with CMB for twelve, six, six and twelve months, respectively. The effective rates were 6.09%, 2.67%, 1.99% and 6.09% per annum, respectively. The loans are guaranteed by Special Plastics and Taizhou Fuling’s general manager and Chair of the Board. As of December 31, 2018, these loans had been repaid in full upon maturity.

(3)	During the year ended December 31, 2018, Taizhou Fuling entered into a series of short-term loan agreements with ICBC for a total amount of $4,557,315. The terms of these loans are five to twelve months with the interest rates ranged from 3.47% to 5.44% per annum.

During 2017, Taizhou Fuling entered into a series of short-term loan agreements with ICBC for a total amount of $7,092,174. The terms of these loans are five to twelve months with the interest rates ranged from 2.14% to 5.00% per annum. As of December 31, 2018, these loans had been repaid upon maturity.

(4)	During the year ended December 31, 2018 and the year ended December 31, 2017, Taizhou Fuling entered into a series of short-term bank borrowing agreements and other financing agreements with BOC. The terms of the loans are three to twelve months, with fixed interest rates based on London InterBank Offered Rate (“LIBOR”) (for loans dominated in USD) or prime loan rates issued by People’s Bank of China (for loans dominated in RMB), plus certain base points. The effective interest rates vary from 3.30% to 5.01% per annum. The loans to Taizhou Fuling are guaranteed by the Chief Executive Officer (“CEO”).

(5)	On March 9, 2017, Direct Link entered into a line of credit agreement with East West Bank for $2,000,000 for one year. The annual interest rate is equivalent to LIBOR rate plus 2.75%. Direct Link was required to make restricted deposit of $41,900 for one year (which was released in June 2018) with an initial interest rate of 3.76% per annum. The line of credit is guaranteed by Fuling Global. The agreements require Direct Link to comply with certain financial covenants and ratios, including to maintain minimum debt service coverage ratio of 1.40 times and to maintain maximum total debt to equity ratio of 3.0 times etc. Direct Link will be measured semi-annually at December 31th and December 31st. Direct Link was not in compliance as of December 31, 2018. On April 7, 2017, Direct Link drew down $1,500,000 with the effective rate of 3.86% per annum. On December 1, 2017, Direct Link drew down another $500,000 with the effective rate of 4.45% per annum. Interest expense incurred on this loan for the year ended December 31, 2018 and 2017 were $47,955 and $14,942, respectively. On March 14, 2018, East West Bank approved to extend the loan to June 9, 2018. On June 26, 2018, East West Bank again approved to extend the loan to June 9, 2019. East West Bank had waived financial covenant violations as of December 31, 2018.

(6)	In January 2018, Taizhou Fuling entered into a short-term bank loan agreement with PSBC for $987,881. The terms of the loan are twelve months. The effective rates are 2.95% per annum. As of December 31, 2018, this loan had been repaid prior to its maturity.

In November and December 2017, Taizhou Fuling entered into a series of short-term bank loan agreements with PSBC for $2,975,004 and $1,071,593, respectively. The terms of these loans are twelve and five months, respectively. The effective rates are 2.65% and 4.15% per annum, respectively. As of December 31, 2018, these loans had been repaid upon maturity.

Long-term Borrowings

Long-term borrowings represent amounts due to various banks and other companies normally maturing over one year. The principal of the borrowings is due at maturity. Accrued interest is due either monthly or quarterly.

Long-term borrowings consisted of the following:

		As of	As of
		December 31, 2018	December 31, 2017
Pennsylvania Industrial Development Authority – long term	(1)	$658,234	$748,132
Agricultural Bank of China (“ABC”)	(2)	5,815,982	137,088
East West Bank (“EWB”) – long term	(3)	729,141	916,667
Total		$7,203,357	$1,801,887

(1)	On September 28, 2016, Fuling USA entered into a ten-year Machinery and Equipment Loan Agreement with the Pennsylvania Industrial Development Authority for $937,600, with fixed interest rate of 1.75%. This loan has been collateralized by the machinery and equipment, worth approximately $1.72 million. As of December 31, 2018, the amount of long-term borrowing was $748,132, and it consists of $89,898 of which is due within a year and $658,234 that is due over a year.

Future obligations for payments of this long-term loan are as below:

Twelve months ended December 31,
2019	$89,898
2020	91,484
2021	93,098
2022	94,740
2023	96,411
Thereafter	282,501
Total	$748,132

(2)	In June 2018, Taizhou Fuling entered into two buyer’s credit Loan Agreements with Agriculture Bank of China Limited for total of $2,471,792 (RMB 17 million) for 36 months. In July 2018, Taizhou Fuling entered into three buyer’s credit Loan Agreements with Agriculture Bank of China Limited for total of $3,344,190 (RMB 23 million) for 36 months. The loan bears variable interest rates based on the prevailing interest rate set by the People’s Bank of China at the time of borrowing, plus 13% of the prevailing interest rate. As of December 31, 2018, the amount of long-term borrowing was $5,815,982, and the effective rates were 5.37% and 5.23% per annum. The line of credit’s purpose is for inventory purchase. The line of credit is effective for the period from first day of loan to 36 months after the first day of loan.

On October 31, 2016, Fuling USA entered into a buyer’s credit Loan Agreement with Agricultural Bank of China Limited for a line of credit in the amount of $5,903,723 (RMB 41 million) for 18 months. The loan bears a variable interest rate based on the prevailing interest rate set by the People’s Bank of China at the time of borrowing, plus 6% of the prevailing interest rate. As of December 31, 2017, the amount of long-term borrowing was $137,088, and the effective rate was 5.30% per annum. The line of credit’s purpose is to acquire equipment. China Export & Credit Insurance Corporation provides insurance for the line of credit. The line of credit is effective for the period from first day of loan to 18 months after the first day of loan. As of December 31, 2018, this loan was fully repaid in full upon maturity.

(3)	On March 9, 2017, Fuling USA entered into a Delayed Draw Term Loan agreement with East West Bank for $1,000,000. The amount drawn will be turned into a 5-year term loan at LIBOR rate plus 3.00%. The loan is guaranteed by Fuling Global. Fuling USA is required to make a restricted deposit of $73,336 for one year with an initial interest rate of 4.19% per annum. The restricted deposit was increased to $121,639 in June 2018. The agreement requires Fuling USA to comply with certain financial covenants and ratios, including to maintain minimum debt service coverage ratio of 1.25 times and to maintain maximum total debt to equity ratio of 3.0 times etc. Fuling USA’s compliance with these covenants will be reviewed semi-annually at December 31th and December 31th. Fuling USA was in compliance as of December 31, 2018. On April 7 and December 1, 2017, Fuling USA drew down $500,000 (April 2017 Loan) and $500,000 (December 2017 Loan), respectively. April 2017 loan will expire April 7, 2023 and December 2017 loan will expire on December 1, 2023. Both April 2017 loan and December 2017 loan require interest only payment for the first year and require interest and principal payments for years from second year to sixth year. The effective rate was 4.11% per annum. As of December 31, 2018, the amount of long-term borrowing was $929,141, and it consists of $200,000 of which is due within a year and $729,141 which is due over a year.

Future obligations for payments of this long-term loan are as below:

Twelve months ended December 31,
2019	$200,000
2020	200,000
2021	200,000
2022	200,000
2023	129,141
Thereafter	-
Total	$929,141

As of December 31, 2018 and 2017, land use rights in the amount of $7,821,842 and $8,442,532, and property and buildings in the amount of $14,071,515 and $15,620,048, respectively, were pledged for all the above short-term and long-term borrowings.

NOTE 8 – BANK NOTES PAYABLE

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

The Company had the following bank notes payable as of December 31, 2018:

December 31, 2018
ICBC, due May 5, 2019	$286,902
ABC, due various dates from January 4, 2019 to June 27, 2019	2,601,151
Total	$2,888,053

The Company had the following bank notes payable as of December 31, 2017:

December 31, 2017
ICBC, due various dates from January 28, 2018 to May 27, 2018	$3,052,664
ABC, due various dates from February 10, 2018 to April 30, 2018	1,384,016
Total	$4,436,680

As of December 31, 2018 and 2017, $1,439,063 and $3,053,622 cash deposits were held by banks as a guaranty for the notes payable, respectively. In addition, as of December 31, 2018 and 2017, notes payable totaling $1,448,990 and $1,383,058 were secured by the personal properties of the Company’s principal shareholders and third party individuals, respectively.

NOTE 9 – INCOME TAXES

The Company is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which each entity is domiciled.

Fuling Global and Total Faith are both offshore holding companies and are not subject to tax on income or capital gains under the laws of the Cayman Islands and British Virgin Islands, respectively.

Taizhou Fuling and Great Plastics are incorporated in the PRC and are subject to PRC income tax, which is computed according to the relevant laws and regulations in the PRC. Under the Corporate Income Tax Law of the People’s Republic of China, corporate income tax rate applicable to all companies, including both domestic and foreign-invested companies, is 25%. Taizhou Fuling was recognized as a High-technology Company by Chinese government and subject to a favorable income tax rate of 15% from year 2012 to 2018. $1,343,322, $715,087 and $231,733 income tax expenses were exempted for the years ended December 31, 2018, 2017 and 2016, respectively. Per share effect of the tax exemption was $0.09, $0.05 and $0.01 for the years ended December 31, 2018, 2017 and 2016, respectively.

Domo, Fuling USA and Direct Link are incorporated in the United States and subject to the U.S. federal and state income tax.

The following table summarizes income (loss) before income taxes and non-controlling interest allocation:

	For the year ended	For the year ended	For the year ended
	December 31, 2018	December 31, 2017	December 31, 2016
United States	$599,898	$90,466	$(2,381,347)
Foreign	10,374,099	8,963,428	14,191,840
Total	$10,973,997	$9,053,894	$11,810,493

Significant components of the income tax provision were as follows:

	For the year ended	For the year ended	For the year ended
	December 31, 2018	December 31, 2017	December 31, 2016
Current tax provision:
United States	$-	$4,455	$-
Foreign	595,461	783,915	1,561,404

Deferred tax provision:
Foreign	531,275	-	-
Total	$1,126,736	$788,370	$1,561,404

The deferred tax expense (benefit) is the change of deferred tax assets and deferred tax liabilities resulting from the temporary difference between tax and U.S. GAAP. Our operations in the U.S. have incurred a cumulative net operating loss of approximately $2,868,000, 3,468,000 and $3,554,000, respectively, as of December 31, 2018, 2017 and 2016. This carry-forward will expire if is not utilized by 2036. The Company periodically evaluates the likelihood of the realization of deferred tax assets, and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized.

For the years ended December 31, 2018, 2017 and 2016, management believes that the realization of the benefit arising from the losses of certain U.S. subsidiaries appears to be uncertain and may not be realizable in the near future. Therefore, 100% valuation allowances of $420,056, $605,081 and $625,742 have been provided against the deferred tax assets of these subsidiaries, respectively.

A new tax regulation under the Provisional Regulations of The People’s Republic of China Concerning Income Tax on Enterprises promulgated by the PRC took effect on May 7, 2018. The new tax regulation allows companies to expense in full all machinery and equipment acquired between January 1, 2018 to December 31, 2020 instead of depreciate over depreciation period, except for any asset with unit price over $0.7 million (RMB 5 million). Thus, deferred tax liabilities resulted from the temporary difference. Until the end of 2018, the Company acquired new machinery and equipment of $3,852,713 (RMB 26.5 million) in total, which were qualified to be fully deducted from taxable income in 2018, and incurred the deferred tax liabilities of $577,826 as of December 31, 2018.

On December 22, 2017, the U.S. enacted the “Tax Cuts and Jobs Act” (the “Act”). Under the provisions of the Act, the U.S. corporate tax rate decreased from 35% to 21%. Since the Company has a December 31 fiscal year-end, a U.S. statutory federal rate of 21% rate is applied to the provision for income tax from the fiscal year of 2018.

The following table reconciles the statutory rates to the Company’s effective tax rate:

	For the year ended December 31,	For the year ended December 31,	For the year ended December 31,
	2018	2017	2016
U.S. Statutory rates	21.0%	34.0%	34.0%
Foreign income not recognized in the U.S.	(19.4)	(32.5)	(33.8)
Foreign income tax rate	25.0	25.0	25.0
Effect of favorable income tax rate in certain entity in PRC	(10.5)	(8.1)	(11.5)
R&D tax credit (1)	(3.5)	(2.4)	(1.5)
Change in valuation allowance	(1.7)	(0.3)	8.0
Non-taxable permanent difference (2)	(0.6)	(7.0)	7.0
Effective tax rate	10.3%	8.7%	13.2%

(1)	From 1 January 2018 to 31 December 2020, for R&D expenses incurred for new technology, new products, or new craftsmanship, an extra 75% of the actual expenses incurred are also tax-deductible as an incentive.

(2)	It represents expenses incurred by the Company that were not deductible for PRC income tax and income (loss) generated in countries with no income tax obligations.

NOTE 10 – SALE LEASEBACK

(1)	In October 2016, The Company has entered into a sale leaseback arrangement and sold certain machinery located in China to an unrelated third party for approximately $3,651,346 (RMB 25,112,500), and subsequently leased back the machinery for 24 months for a total amount of approximately $3,804,092 (RMB 26,163,022). The Company was required to make a security deposit of approximately $730,269 (RMB 5,022,500) for the leaseback. The leaseback has been accounted for as a capital lease. The title of the machinery will be transferred back to the Company upon the last payment from the Company. A one-time processing fee of $23,223 (RMB 159,716) was paid by the Company related to this lease. Since the machinery was sold exceeding its carrying value, the Company also recognized a deferred gain of $180,849 (RMB 1,243,810) on this transaction, which will be amortized over 24 months as an income. In addition, unrecognized financing charge of $177,853 (RMB 1,223,203) was recognized for the capital lease, which will be amortized over 24 months as an interest expense. The Company repaid the lease as of December 31, 2018. All deferred gain and unrecognized financing charge were fully amortized as of December 31, 2018.

The lease was fully repaid in June 2018 prior to its maturity:

Total lease payment	$3,804,106
Less: imputed interest and principal	(3,804,106)
Total current portion of sale leaseback obligation as of December 31, 2018	$-

Interest expense incurred for the years ended December 31, 2018, 2017 and 2016 amounted to $39,148, 128,069 and $14,858, respectively.

(2)	In May 2017, the Company has entered into another sale leaseback arrangement and sold certain machinery located in China to an unrelated third party for approximately $2,573,572 (RMB 17,700,000), and subsequently leased back the machinery for 36 months for a total amount of approximately $2,750,504 (RMB 18,916,864). The Company was required to make a security deposit of approximately $514,714 (RMB 3,540,000) for the leaseback. The leaseback has been accounted for as a capital lease. The title of the machinery will be transferred back to the Company upon the last payment from the Company. A one-time processing fee of $15,441 (RMB 106,200) was paid by the Company related to this lease. Since the machinery was sold under its carrying value, the Company also recognized a deferred loss of $241,206 (RMB 1,658,918) on this transaction, which will be amortized over 36 months as an expense. In addition, unrecognized financing charge of $96,954 (RMB 666,811) was recognized for the capital lease, which will be amortized over 36 months as an interest expense.

The minimum payments for the remaining lease term of 17 months from December 31, 2018 to May 18, 2020 are as follows:

Total lease payment	$2,750,504
Less: imputed interest and principal	(1,452,961)
Total sale leaseback obligation as of December 31, 2018	1,297,543
Less: current portion of sale leaseback obligation	(915,912)
Long term payable - sale leaseback as of December 31, 2018	$381,631

According to the sale leaseback agreement, future obligations for payments of sale leaseback are as below:

Twelve months ended December 31, 2018
2019	$915,912
2020	381,631
Total	$1,297,543

Interest expense incurred for the years ended December 31, 2018, 2017 and 2016 amounted to $76,700, $64,231 and $0, respectively.

(3)	In February 2018, the Company has entered into another sale leaseback arrangement and sold certain machinery located in China to an unrelated third party for approximately $5,379,784 (RMB 37,000,000), and subsequently leased back the machinery for 36 months for a total amount of approximately $5,784,874 (RMB 39,786,052). The Company was required to make a security deposit of approximately $1,075,957 (RMB 7,400,000) for the leaseback. The leaseback has been accounted for as a capital lease. The title of the machinery will be transferred back to the Company upon the last payment from the Company. A one-time processing fee of $32,279 (RMB 222,000) was paid by the Company related to this lease. Since the machinery was sold under its carrying value, the Company also recognized a deferred gain of $403,158 (RMB 2,772,759) on this transaction, which will be amortized over 36 months as an expense. In addition, unrecognized financing charge of $277,503 (RMB 1,908,556) was recognized for the capital lease, which will be amortized over 36 months as an interest expense.

The minimum payments for the remaining lease term of 26 months from December 31, 2018 to February 18, 2021 are as follows:

Total lease payment	$5,784,874
Less: imputed interest and principal	(1,598,991)
Total sale leaseback obligation as of December 31, 2018	4,185,883
Less: current portion of sale leaseback obligation	(1,931,947)
Long term payable - sale leaseback as of December 31, 2018	$2,253,936

According to the sale leaseback agreement, future obligations for payments of sale leaseback are as below:

Twelve months ended December 31,
2019	$1,931,946
2020	1,931,946
2021	321,991
Total	$4,185,883

Interest expense incurred for the years ended December 31, 2018, 2017 and 2016 amounted to $206,803, $0 and $0, respectively.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

Rent Commitment

The Company’s subsidiary Fuling USA leases manufacturing facility under operating leases. Operating lease expense amounted to $534,589, $534,077 and $454,223 for the years ended December 31, 2018, 2017 and 2016, respectively.

On December 20, 2018, the Company entered into a five year lease agreement with a third party for its manufacturing facility in Mexico (see Note 15). in Mexico. The rent expense is $10,514 for the year ended December 31, 2018.

Future minimum lease payments under non-cancelable operating leases are as follows:

Twelve months ended December 31,
2019	$866,971
2020	913,242
2021	864,040
2022	815,053
2023	528,395
Thereafter	196,931
Total	$4,184,632

Letters of Credit

As of December 31, 2018 and 2017, the Company had $5,147,960 and $6,546,920 outstanding in trade letters of credit, respectively.

Purchase Commitment

As of December 31, 2018, the Company had no purchase commitments for construction. These commitments represent the amount of agreements signed but yet not paid.  Pursuant to the signed agreement, the payment is not due until the construction is completed, and there is no a fixed deadline for the completion of construction.

Litigation

The Company’s subsidiary Fuling USA is a defendant-counterclaimant in pending litigation in the District Court for the District of Connecticut in the U.S. The plaintiff asserted causes of action for breach of contract, trademark infringement and related unfair competition claims under the Lanham Act, trade secret misappropriation, interference with a business opportunity, breach of fiduciary duty, and violation of the Connecticut Unfair Trade Practices Act. Fuling USA filed an answer and counterclaims seeking declaratory judgment of non-infringement of the trademark, cancellation of the trademark registration, breach of contract, and unjust enrichment. Until the date of this filing, the litigation has not been closed but no material contingent liability was expected.

NOTE 12 – RELATED PARTY TRANSACTIONS

The Company rents space from one of its related parties. For the years ended December 31, 2018, 2017 and 2016, the total rent expense was $55,715, $54,550 and $55,484, respectively.

Due from a related party amounted to $28,242 and $0 as of December 31, 2018 and 2017, respectively. It is outstanding rent from Great NM.

Accounts payable to Great NM amount to $82,014 and $0 as of December 31, 2018 and 2017, respectively.

NOTE 13 – EQUITY

Statutory Reserve

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the surplus reserve are made at the discretion of the Board of Directors. As of December 31, 2018 and 2017, the balance of statutory reserve was $5,532,945 and $4,617,039, respectively.

Share Issuance

On November 18, 2018, the Company granted 15,705 shares to its Chief Financial Officer. On November 18, 2017, the Company granted 15,705 shares and 8,000 shares collectively to its Chief Financial Officer and two directors, respectively. On November 18, 2016, the Company granted 15,705 shares and 8,000 shares collectively to its Chief Financial Officer and two directors, respectively. On November 2, 2015, the Company granted 15,667 shares and 12,000 shares collectively to its Chief Financial Officer and three directors, respectively. On November 18, 2015, the Company granted 38 shares to its Chief Financial Officer. The Company recorded $105,276, $58,867 and $123,339 as stock based compensation expense for the years ended December 31, 2018, 2017 and 2016, respectively.

NOTE 14 – SEGMENT REPORTING

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

The following table presents revenue by major products for the years ended December 31, 2018, 2017 and 2016, respectively.

	For the years ended
	December 31, 2018	December 31, 2017	December 31, 2016

Cutlery	$66,558,851	$62,104,253	$53,206,758
Straws	23,572,926	18,631,276	14,324,897
Cups and plates	37,439,353	33,536,297	27,626,586
Others	11,093,142	9,936,680	7,162,448
Total	$138,664,272	$124,208,506	$102,320,689

The following table presents revenue by geographic areas for the years ended December 31, 2018, 2017 and 2016, respectively.

	For the years ended
	December 31, 2018	December 31, 2017	December 31, 2016
Revenue from United States	$118,307,987	$106,563,934	$92,729,983
Revenue from Europe	6,621,940	6,101,139	3,172,868
Revenue from Canada	1,635,667	1,943,946	982,106
Revenue from China	8,286,146	7,740,720	3,839,176
Revenue from other foreign countries	3,812,532	1,858,767	1,596,556
Total	$138,664,272	$124,208,506	$102,320,689

Long-lived assets of $58,848,571 and $4,271,140 were located in China and the United States, respectively, as of December 31, 2018. Long-lived assets of $56,808,223 and $3,136,106 were located in China and the United States, respectively, as of December 31, 2017.

NOTE 15 – SUBSEQUENT EVENTS

In January to March 2019, the Company repaid approximately $5.2 million short term bank loans and $1.8 million notes payable that become due. The Company also borrowed approximately $7.4 million short term bank loans as well as approximately $2.0 million notes payable from various banks in China. All the loans and notes payable are guaranteed by its shareholders, related parties and third parties.

In December 2018, the Company  announced its plan to set up a manufacturing factory (the “Mexico Factory”) in Monterrey, Mexico. In December 2018, the Company signed a building lease with Interpuerto Industrial Park in Monterrey, Mexico and a service agreement with a local shelter service company to help with administrative, accounting, compliance, import/export, human resources, etc., at the Mexico Factory. Factory remodeling is expected to start in April 2019, followed by equipment installation and testing and worker recruitment in May. We expect that the first phase of the Mexico Factory will have an annual design capacity of 10,000 tons and will be primarily used for producing paper straws and plastic straws and paper cups serving the U.S. market. The Company expects to launch commercial production at the Mexico Factory around July 2019.