Form 20-F
period 2019-12-31
FULING GLOBAL INC.
filed 2020-04-15
CIK 1637921

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

88 Jintang South Ave., East New District
Wenling, Zhejiang Province
People’s Republic of China 317509
(Address of principal executive offices)

Peng Hu, Chief Financial Officer
86-576-8662-3058 – telephone
gillian.hu@fulingplastics.com.cn
Fuling Global, Inc.
88 Jintang South Ave., East New District
Wenling, Zhejiang Province
People’s Republic of China 317509

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Symbol	Name of each exchange on which registered
Ordinary Shares, par value $0.001 per share	FORK	Nasdaq

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 15,803,763 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Conventions Used in this Annual Report

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only, “we,” “us,” “our company,” “Company,” “our” and “Fuling” refer to:

●	Fuling Global Inc., a Cayman Islands company (“FGI” when individually referenced), which is the parent holding company;

●	Total Faith Holdings Limited, a British Virgin Islands company (“Total Faith” when individually referenced), which is a wholly owned subsidiary of FGI;

●	Taizhou Fuling Plastics Co., Ltd., a PRC company (“Taizhou Fuling”), which is a wholly owned subsidiary of Total Faith;

●	Domo Industry Inc., a New York company (“Domo”), of which Total Faith owns 49% of the equity but maintains effective control;

●	Direct Link USA LLC, a Delaware company (“Direct Link”), which is a wholly owned subsidiary of Taizhou Fuling;

●	Fuling Plastic USA, Inc., a Pennsylvania company (“Fuling USA”), which is a wholly owned subsidiary of Taizhou Fuling;

●	Wenling Changli Import and Export Co., Ltd., a PRC company (“Wenling Changli”), which is a wholly owned subsidiary of Taizhou Fuling; and

●	PT Fuling Food Packaging Indonesia, an Indonesian company (“Fuling Indonesia”), of which Taizhou Fuling and Fuling USA own 80% and 20%, respectively.

This annual report contains translations of certain RMB amounts into U.S. dollar amounts at a specified rate solely for the convenience of the reader. The exchange rates in effect as of December 31, 2019, 2018 and 2017 were US $1.00 for RMB 6.9680, RMB 6.8776 and RMB 6.5074, respectively. The average exchange rates for the years ended December 31, 2019, 2018 and 2017 were US $1.00 for RMB 6.9088, RMB 6.6163 and RMB 6.7578, respectively. We use period-end exchange rates for assets and liabilities and average exchange rates for revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

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

A. Selected Financial Data

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of comprehensive income data for the three years ended December 31, 2019, 2018 and 2017 and the selected consolidated balance sheets data as of December 31, 2019 and 2018 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated balance sheet data for the year ended December 31, 2017 have been derived from our audited consolidated balance sheet as of December 31, 2017, which is not included in this annual report. The selected consolidated statements of operations data for the years ended December 31, 2016 and 2015 and the selected consolidated balance sheet data as of ended December 31, 2016 and 2015 have been derived from our audited consolidated financial statements for the years ended December 31, 2016 and 2015, which are not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with US GAAP.

Please note that our results of operations related to Zhejiang Great Plastics Technology Co., Ltd. (“Great Plastics”) have been reclassified as discontinued operations on a retrospective basis for all periods presented.

(All amounts in thousands of U.S. dollars, except Dividend per share in Renminbi and Shares outstanding)

Statement of operations data:

	For the year ended December 31,
	2019	2018	2017	2016	2015
Revenues	$151,113	$138,664	$124,209	$102,321	$88,994
Gross profit	$37,610	$29,750	$26,132	$25,191	$23,235
Operating expenses	$22,254	$19,584	$17,042	$14,588	$13,160
Income from operations	$15,356	$10,166	$9,089	$10,603	$10,075
Provision for Income taxes	$2,554	$1,126	$788	$1,561	$1,123
Net income from continuing operations	$14,406	$9,847	$8,266	$10,249	$9,428
Net income(loss) from discontinued operations, net of tax	$517	$(88)	$(1,975)	$(2,306)	$(1,480)
Net income	$14,923	$9,759	$6,291	$7,943	$7,948

Net income from continuing operations per share (basic and diluted)	$0.91	$0.62	$0.52	$0.65	$0.76
Net income(loss) from discontinued operations per share (basic and diluted)	$0.03	$(0.01)	$(0.13)	$(0.15)	$(0.12)

Dividend per share in USD	$-	$-	$-	$-	$-
Dividend per share in Renminbi	¥-	¥-	¥-	¥-	¥-

Balance sheet data:

	As of December 31,
	2019	2018	2017	2016	2015
Current assets	$61,298	$59,520	$57,013	$47,830	$49,846
Total assets	$134,327	$122,640	$116,730	$94,265	$75,729
Current liabilities	$36,648	$47,489	$55,562	$42,281	$32,411
Total liabilities	$55,258	$57,906	$58,736	$44,793	$32,411
Total shareholders’ equity (net assets)	$79,069	$64,734	$57,994	$49,472	$43,319
Capital stock	$16	$16	$16	$16	$16
Shares outstanding	15,803,763	15,795,910	15,780,205	15,756,500	15,732,795

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

	December 31, 2019		December 31, 2018		December 31, 2017
US $1: RMB exchange rate	Period End	6.9680	Period End	6.8776	Period End	6.5074
	Average	6.9088	Average	6.6163	Average	6.7578

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

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Midpoint of Buy and Sell Prices for U.S. Dollar per RMB
Period	Period-End	Average	High	Low
2015	6.4917	6.2288	6.4917	6.0933
2016	6.9448	6.6441	7.0672	6.4494
2017	6.5074	6.7578	6.9535	6.4686
2018	6.8776	6.6163	6.9720	6.2660
2019	6.9680	6.9088	7.1790	6.6868
2020
January	6.9367	6.9245	6.9738	6.8597
February	6.9919	6.9961	7.0396	6.9367
March	7.0896	7.0245	7.0974	6.9320

As of March 31, 2020, the exchange rate is RMB 7.0896 to $1.00.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related to Our Business and Industry

We face risks related to health epidemics that could impact our sales and operating results.

Our business could be adversely affected by the effects of a widespread outbreak of contagious disease, including the recent outbreak of respiratory illness caused by COVID-19, a novel coronavirus first identified in Wuhan, Hubei Province, China. Any outbreak of contagious diseases, and other adverse public health developments, particularly in China, could have a material and adverse effect on our business operations. These could include disruptions or restrictions on our ability to resume the general operations, as well as temporary closures of our facilities or the facilities of our customers and third-party service providers. Any disruption or delay of our customers or third-party service providers would likely impact our operating results and the ability of the Company to continue as a going concern. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of China and many other countries, resulting in an economic downturn that could affect demand for our products and significantly impact our operating results.

COVID-19 may negatively impact our revenue and our plan of operating a global business.

In December 2019, novel coronavirus (COVID-19) was first reported to have surfaced in Wuhan, China. Subsequent to December 31, 2019, COVID-19 has spread rapidly to many parts of China and other parts of the world. The epidemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities in China and elsewhere. Consequently, the COVID-19 outbreak may materially adversely affect our business operations and our financial condition and operating results for 2020, including but not limited to: reduced orders from customers; negative impact to revenues; slower collection of accounts receivables; interruption of our plans to transport more equipment to Indonesia factory, etc.

Since the outbreak of COVID-19, because of the closure of restaurant dine-in services in almost all of the areas where we sell products, many of our Quick Service Restaurants (“QSR”) customers reduced the order of the disposable serviceware, but increased the order of take-out containers. In general, we have only seen a slight decrease in total orders and our revenue. However, we cannot predict the overall impact of COVID-19 on our order volume in 2020 and it is possible that our revenue is hit hard by it.

Because of the significant uncertainties surrounding the COVID-19 outbreak, the extent of the business disruption and the related financial impact cannot be reasonably estimated at this time. Specifically, here are the risks that COVID-19 imposed on our operations at each location:

1. China: The spread of COVID-19 caused interruption of operation in our China facilities from February to early March of 2020. As the situation is controlled and improved in March, our manufacturing facilities in China have resumed to 100% capacity since March 17, 2020. We are taking extra precautions to protect our employees such as requiring them to wash hands frequently, wear face masks and gloves and check body temperature multiple times. We have a team of workers to sanitize the entire facility every day. While necessary, all these precautions are increasing our operating costs and reducing the productivity to some extent.

2. Allentown, PA: As part of the supply-chain to the food service industry, our Allentown facility is considered an “essential” business operation and we avoided being shut down during the COVID-19 pandemic. However, operations are impacted to a certain extent due to employee absence. We are forced to adjust our operating hours because of workers availability. We are taking extra precautions to protect our employees such as requiring them to wash hands frequently, wear face masks and gloves and check body temperature multiple times. We have a team of workers to sanitize the entire facility every day. While necessary, all these precautions are increasing our operating costs and reducing the productivity to some extent. If the situation worsens, we may not have enough workers to keep the plant running. If anyone of our employees contracted the virus, we might have to shut down this factory completely because everyone has to be quarantined for 14 days.

3. Mexico: Our Mexico factory operated normally in the first quarter of 2020. On March 31, 2020, the Mexican government declared a health emergency throughout the national territory. All companies with non-essential activities must stop working starting April 1 until April 30; or work from home if the nature of the job permits. Our Mexico factory has stopped production during the mentioned period. While we will continue to monitor the situation in Mexico, we believe the pause will reduce our production volume and revenue of the Mexico factory.

4. Indonesia: We transported part of production equipment to our Indonesia factory since January 2020 and started production since February 25, 2020. Due to the COVID-19 pandemic’s impact on international transportation and restraint on workforce flow, our plan to install more production lines in Indonesia factory will be slowed down.

Changes in U.S. trade policies, including new and potential tariffs on goods and raw materials imported from China, have negatively affected us and may disrupt our business and have a material adverse effect on our financial condition and results of operations.

Due to the trade conflicts between U.S. and China, more and more goods and raw materials imported from China are subject to higher tariffs levied by the U.S. Previously we imported a lot of plastic straws from China to the wholesale distributors in the U.S. We also imported polypropylene materials from China to our Allentown factory to produce plastic straws for fast food restaurants. The tariffs levied by the U.S. on these plastic straws and polypropylene materials have increased 25%. We use DDP shipping terms in about half of our sales and take take responsibility for all risk and fees of shipping goods until they reach their destination. In these contracts, we have to absorb most of the increased cost for the plastic straws to sell to the wholesale distributors in the U.S. We also have to purchase more expensive polypropylene materials from other countries.

In addition, the tariff on paper cups and paper board imported from China has also increased 10%. The increased tariff on paper board which we planned to use to produce paper cups in Allentown is the major reason that we have paused our paper cup manufacturing project in Allentown.

Although we have started operating a factory in Mexico to enjoy the tariff-free benefit on producing paper cups and plastic straws and shipping them from Mexico to U.S., the amount of the products to be produced in Mexico will not account a significant percentage of our total products in the near future. We are not sure if the tariffs will keep increasing. In addition, we cannot guarantee we will be successful on this strategy.

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

Our business depends on the strength of the restaurant, retail and commercial sectors of the economy in various parts of the world, primarily in U.S., and to a lesser extent China, Europe, Canada, Central and South America, the Middle East and Africa. These sectors of the economy are affected primarily by factors such as consumer demand and the condition of the retail industry, which, in turn, are affected by general economic conditions. Challenging economic conditions in our target markets may exert considerable pressure on consumer demand, and the resulting impact on consumer spending may have an adverse effect on demand for our products, as well as our financial condition and results of operations. For example, the spread of COVID-19 is hitting the restaurant, retail and commercial sectors of the economy and it is possible that we are affected negatively.

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

For example, we have set up a factory in Mexico by using the maquiladora (shelter) structure and a factory in Indonesia under our newly established Indonesian subsidiary. Our goal is to manufacture in these facilities certain products that are not efficient to manufacture in U.S. or China or are subject to high tariffs if being manufactured in and shipped from U.S. or China. These projects may not be completed completely as planned, may be more costly to implement than expected, may have delays in implementation, or may not result in, in full or in part, the savings and other benefits anticipated. In addition, such initiatives require the Company to implement a significant amount of organizational changes, which could have a negative impact on employee engagement, divert management’s attention from other concerns, and if not properly managed, impact the Company’s ability to retain key employees, cause disruptions in the Company’s day-to-day operations and have a negative impact on the Company’s financial results.

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

We have approximately $27.4 million in outstanding bank loans as of December 31, 2019. The loans are held at multiple banks and entities and are secured by some of our land and property in China and the U.S. as the collateral for the debt. While we believe we have adequate capital to repay these bank loans at present, there can be no guarantee that we will be able to pay all amounts when due or to refinance the amounts on terms that are acceptable to us or at all. If we are unable to make our payments when due or to refinance such amounts, our property could be foreclosed and our business could be negatively affected.

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

We expect to be able to refinance its short-term loans based on past experience and our good credit history. We do not believe failure to refinance from certain banks will have significant negative impact on our normal business operations. Our related parties including our major shareholders and affiliate companies are willing to provide us financial support. Although our operating cash flow was positive in 2019, 2018 and 2017, it is possible for us to have negative cash flow in the future, and for our related parties to be unable or unwilling to provide us financial support as needed. As a result, the failure to refinance our short-term loans could potentially affect our capital expenditure and expansion of business.

If the value of our property decreases, we may not be able to refinance our current debt.

All of our current debt is secured by either mortgage on our real and other business property or guarantees by some of our shareholders. If the value of our real property decreases, we may find that banks are unwilling to loan money to us secured by our business property. A drop in property value could also prevent us from being able to refinance that loan when it becomes due on acceptable terms or at all.

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

Our key customers are principally multinational QSRs, third party distributors, and retail stores, mainly located in the U.S. For the year ended December 31, 2019, sales to our twelve largest customers amounted in the aggregate to approximately 51.6% of our total revenue. For the year ended December 31, 2018, sales to our ten largest customers amounted in the aggregate to approximately 51.9% of our total revenue. For the year ended December 31, 2017, sales to our ten largest customers amounted in the aggregate to approximately 53.6% of our total revenue. There can be no assurance that we will maintain or improve the relationships with these customers, or that we will be able to continue to supply these customers at current levels or at all. Any failure to pay by these customers could have a material negative effect on our company’s business. In addition, having a relatively small number of customers may cause our quarterly results to be inconsistent, depending upon when these customers pay for outstanding invoices.

During the years ended December 31, 2019, 2018 and 2017, respectively, we had zero, zero and one customer that accounted for 10% or more of our revenues.

Customer Name	Year Ended December 31, 2019		Year Ended December 31, 2018		Year Ended December 31, 2017
Lollicup USA Inc.	*	%	*	%	11.6%

*	Less than 10% during the period.

If we cannot maintain long-term relationships with these major customers, the loss of our sales to them could have an adverse effect on our business, financial condition and results of operations.

We buy our supplies from a relatively limited number of suppliers.

During the year ended December 31, 2019, our thirteen largest suppliers accounted for approximately 50.0% of our total purchases. During the year ended December 31, 2018, our twelve largest suppliers accounted for approximately 51.0% of our total purchases. During the year ended December 31, 2017, our ten largest suppliers accounted for approximately 57.9% of our total purchases. During the years ended December 31, 2019, 2018 and 2017, respectively, we had one, one and two suppliers that accounted for 10% or more of our purchases.

Supplier Name	Year Ended December 31, 2019		Year Ended December 31, 2018		Year Ended December 31, 2017
Brilliance Resources Company Limited	*	%	*	%	*	%
Koco Group Ltd	*	%	*	%	11.2%
Grand Chemical Group	*	%	12.0%		12.4%
Honors Commodity Hongkong Company Limited	10.2%		*	%	*	%

*	Less than 10% during the period.

Because we purchase a material amount of our raw materials from these suppliers, the loss of any such suppliers could result in increased expenses for our company and result in adverse impact on our business, financial condition and results of operations.

Our bank accounts are not fully insured or protected against loss.

We maintain our cash with various banks located in mainland China, Hong Kong, the United States and Indonesia. Our cash accounts in the PRC and Indonesia are not insured or otherwise protected. To the extent our U.S. and Hong Kong accounts were to exceed statutory amounts, they would also not be fully protected against loss. Should any bank or trust company holding our cash deposits become insolvent, or if we are otherwise unable to withdraw funds, we would lose the cash on deposit with that particular bank or trust company.

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

Risks Related to Doing Business in China, Mexico and Indonesia

We are new to the Mexican legal system and the unfamiliarity could adversely affect us.

We have started production in Mexico by operating through a local shelter services company. The production and the operation is governed by Mexican law which we barely have any knowledge. Although the shelter services company is obligated to handle essentially all of the legal and compliance matters for us, we cannot guarantee that it will handle those matters correctly. The lack of knowledge to the local law may cause noncompliance or breach of contracts and could adversely affect us and make us lose all of our investment there. In addition, it is possible that the local shelter services company does not fully comply with applicable laws and regulations and therefore causes potential contingencies for the operations at the site.

If we decide to terminate our shelter services agreement with the Mexican shelter services company in advance, we may need to fulfill certain obligations.

Our shelter services agreement with the Mexican shelter services company has an initial 36 months term from January 2019 to January 2022. Afterwards, the shelter services agreement will be renewed for an indefinite term, and either party can terminate the agreement in advance with or without cause, upon a ninety-day prior notice in writing to the other party.

Although the compliance with all obligations of operating our Mexican factory mainly relies on the local shelter services company, in case we determine to stop operations in Mexico within the initial term of the services agreement without cause, we will be held responsible among other obligations, to make severance payments to employees and pay an early termination penalty to the shelter services company equivalent to 3 months of the service fee or the number of months that are left in the initial term, whichever is lower.

It is possible that the Mexican shelter services company does not comply with the tax or trade and customs obligations, and we will need to bear the results including but not limited to the suspension of the shelter program or importers registry.

If the shelter services company fails to comply with either all of the tax regulations or trade and customs regulations applicable, the authority may order the suspension of the shelter program or the importers registry, depending on the obligations that were not fulfilled. This event would cause disruptions to our Mexican operations since the shelter program is an essential requirement for us to import the goods, products and raw materials we need for our operation in Mexico. In this case, we will not be able to keep the operation as it was and would have to enter a services agreement with another company, which could cause us additional expenses and payments to our current shelter services company.

We could be held liable for the Mexican shelter services company’s noncompliance with the environmental regulations in Mexico.

If the shelter services company fails to comply with any Mexican environmental regulations, the authority may order, among other measures, the partial or total closure of the facility, which can cause disruption to the ongoing operations. In that case, we will not be able to directly intervene in the administrative procedure, while we may still be held totally or partially liable for violations committed by the local shelter services company. Additionally, the Mexican environmental regulation does not refer to specific scenarios but instead allows the authority to apply a discretional criteria of noncompliance.

We are new to the Indonesian legal system and the unfamiliarity could adversely affect us.

We have established an Indonesian subsidiary in 2019 and started production in Indonesia in February 2020. The production and the operation is governed by Indonesian law which we barely have any knowledge. The lack of knowledge to the local law may cause noncompliance or breach of contracts and could adversely affect us and make us lose all of our investment there.

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

We are a holding company and we rely for funding on dividend payments from our subsidiaries, which are subject to restrictions under local laws.

We are a holding company incorporated in the Cayman Islands, and we operate our core businesses through our subsidiaries in the PRC and the United States. Therefore, the availability of funds for us to pay dividends to our shareholders and to service our indebtedness depends upon dividends received from our subsidiaries. If our subsidiaries incur debt or losses, their ability to pay dividends or other distributions to us may be impaired. As a result, our ability to pay dividends and to repay our indebtedness will be restricted. For example, PRC laws require that dividends be paid only out of the after-tax profit of our PRC subsidiaries calculated according to PRC accounting principles, which differ in many aspects from generally accepted accounting principles in other jurisdictions. PRC laws also require enterprises established in the PRC to set aside part of their after-tax profits as statutory reserves. These statutory reserves are not available for distribution as cash dividends. In addition, restrictive covenants in bank credit facilities or other agreements that we or our subsidiaries may enter into in the future may also restrict the ability of our subsidiaries to pay dividends to us. These restrictions on the availability of our funding may impact our ability to pay dividends to our shareholders and to service our indebtedness.

Our business may be materially and adversely affected if any of our subsidiaries declare bankruptcy or become subject to a dissolution or liquidation proceeding.

We have subsidiaries and operation in different places, and any subsidiary’s bankruptcy, dissolution or liquidation could materially and adversely affect our business. We operate our core businesses through our subsidiaries in the PRC and the United States. The Enterprise Bankruptcy Law of the PRC, or the Bankruptcy Law, came into effect on June 1, 2007. The Bankruptcy Law provides that an enterprise will be liquidated if the enterprise fails to settle its debts as and when they fall due and if the enterprise’s assets are, or are demonstrably, insufficient to clear such debts.

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

We reflect the impact of currency translation adjustments in our financial statements under the heading “accumulated other comprehensive income (loss).” For year ended December 31, 2019, we had a negative adjustment of $636,386 for foreign currency translations. For year ended December 31, 2018, we had a negative adjustment of $3,123,851 for foreign currency translations. For year ended December 31, 2017, we had a positive adjustment of $2,172,347 for foreign currency translations. Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currencies.

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

Recently, U.S. public companies that have substantially all of their operations in China, have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC and Nasdaq. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in some cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our company and our business. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend the Company. This situation may be a major distraction to our management. If such allegations are not proven to be groundless, our company and business operations will be severely hampered and your investment in our shares could be rendered worthless.

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

We are a publicly listed company in the United States. As a publicly listed company, we are required to file current reports with the Securities and Exchange Commission upon the occurrence of matters that are material to our company and shareholders. In some cases, we need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our company. Similarly, as a U.S.-listed public company, we are governed by U.S. laws that our non-publicly traded competitors are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public listing could affect our results of operations.

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

On December 22, 2017, the U.S. enacted tax reform through the Tax Cuts and Jobs Act of 2017 (the “Act”), and the Act made significant changes to U.S. income tax law including the manner in which the U.S. imposes income tax on multinational corporations. The U.S. Department of Treasury, the Internal Revenue Service and other standard-setting bodies have authority to issue regulations or interpretative guidance that may impact how we apply the law and impact our results of operations in the period issued and subsequently. Based on our understanding of the Act and guidance available as of the date of this filing, we have determined that there was no significant income tax impact derived from the Act for our 2019 taxable year and on the tax amounts reported in our 2019 financial statements. As additional regulatory guidance is issued, and as we gain better understanding of the operation of the relevant rules, our analysis and conclusion may be different from our current assessments, which could materially affect our results of operations and financial position.

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

As a public company, we are required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. In addition, we are required to furnish a report by management on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We have completed our design of internal controls over financial reporting and have improved our internal controls by incorporating the U.S. GAAP adjustments and MD&A drafting process into our headquarter financial department function, thus we no longer rely on outside consultants on the reporting process at the beginning of 2020. However, because we do not have enough staff with experience of applying U.S. GAAP on our multi-national operation and financial closing, we still have material weakness on financial reporting. Please see the material weakness in our internal controls discussed on page 96. In addition, our independent registered public accounting firm is required to attest to the effectiveness of our internal control over financial reporting beginning with our annual report on Form 20-F following the date on which we are no longer an “emerging growth company,” which may be up to five full years following the date of our initial public offering. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting when required, we may fail to detect errors in a timely fashion and investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Ordinary Shares could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the Securities and Exchange Commission, or the SEC, or other regulatory authorities, which could require additional financial and management resources.

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

The trading price for our Ordinary Shares has fluctuated since we first listed our Ordinary Shares. Since our Ordinary Shares became listed on the Nasdaq on November 4, 2015, the trading price of our Ordinary Shares has ranged from US $6 to US $1.53 per common share, and the last reported trading price on April 6, 2020 was $1.6 per Ordinary Share. The market price of our Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

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

A. History and Development of the Company

Fuling Global Inc. (“FGI”) was incorporated in the Cayman Islands on January 19, 2015. FGI has an indefinite term. FGI, its subsidiaries and its variable interest entity (“VIE”) (collectively the “Company”) are principally engaged in the production and distribution of plastic and environmentally-friendly paper serviceware in the People’s Republic of China (“PRC” or “China”) and United States (“U.S.”). Most products are exported to the U.S., China and Europe and sold to major fast food chains and wholesalers.

The address of FGI’s principal place of business is 88 Jintang South Ave., East New District, Wenling, Zhejiang Province, People’s Republic of China 317509. FGI’s phone number is +86-576-86623058. We have appointed C T Corporation System (The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801) as our agent to receive service of process with respect to any action brought against us in the courts of the State of Delaware under the federal securities laws of the United States or under the securities laws of the State of Delaware.

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

Taizhou Fuling has two wholly-owned subsidiaries, Fuling Plastic USA, Inc. (“Fuling USA”) and Direct Link USA LLC (“Direct Link”). Fuling USA was incorporated in the Commonwealth of Pennsylvania in 2014. Fuling USA has established the Company’s first production factory in the U.S. It principally engages in the production of cutlery and straw items and serves as import trading companies of Taizhou Fuling in the United States. Direct Link was incorporated in the State of Delaware in 2011. It engages in the distribution of our products in the U.S.

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

We incorporated Great Plastics in China in March 2010 which principally engaged in the production of drinking straws, cup and plate items. In November 2018, Great Plastics signed sales contracts to sell the real properties previously used as one of its manufacturing factories in China (the “Sanmen Factory”) to Zhejiang Zhongye Packaging Technology Co. Ltd., an unrelated third party, for total cash consideration of RMB 40.2 million (approximately US$5.8 million). We have relocated most of related machines and equipment to our new Wenling Factory. We have dissolved Great Plastics in 2019.

We have set up manufacturing operation under the maquiladora model in Monterrey, Mexico (the “Mexico Factory”). In December 2018, we signed a building lease with Interpuerto Industrial Park in Monterrey, Mexico and a service agreement with a local shelter services company to help with administrative, accounting, compliance, import/export, human resources, etc., at the Mexico Factory. The local shelter services company established a shelter company which is not legally owned by us. We signed a maquila services agreement with this shelter company in January 2019 according to which the shelter company will operate the factory. We launched our commercial production there in the middle of August 2019. We expect that the first phase of the Mexico Factory will have an annual design capacity of 10,000 tons and will be primarily used for producing plastic straws and paper cups. All finished products are sold to Fuling USA and exported to the U.S. market.

In September 2019, Taizhou Fuling and Fuling USA established PT Fuling Food Packaging Indonesia (“Fuling Indonesia”) in Indonesia, with the equity ownership of 80% and 20%, respectively. Fuling Indonesia’s main business is to manufacture plastic straws, paper cups, paper bags and packaging boxes. In November 2019, Fuling Indonesia signed a 10-year lease on a property in Semarang City, Central Java, Indonesia, on which we plan to operate a 194,000 square-foot manufacturing and distribution facility (the “Indonesia Factory”). It began production of plastic straws in February 2020.

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

In addition to plastic serviceware, we also produce paper products such as paper straws and paper cups. We have been manufacturing paper cups in our Songmen factory since 2017. In 2018, we launched paper straw product after installing 35 paper straw production lines in our new Wenling factory.

Here are some of our products:

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

We were selected as a Green Factory based on our compliance with national General Principles for Assessment of Green Factory (GB/T 36132-2018) in 2019. We have obtained several environmental stewardship-related certificates for our management systems such as the following one:

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

In addition, we launched paper straw product in 2018 after installing 35 paper straw production lines in our new Wenling factory. Our customers for this product involve retailers, wholesalers, QSRs and restaurants. As more and more fast food restaurants and coffee chains started using paper straws, we believe our sales on paper straws will grow in the future.

Manufacturing Locations

Indonesia Factory

Decision to Invest in Indonesia

We decided to start production in Indonesia for the following reasons:

1) The ongoing U.S.- China trade tensions cast uncertainties for our export business to the U.S. market, which accounted for 86% of our revenues during the year ended December 2019. Completion of our factory in Indonesia represents an important milestone in our strategy to become a global supplier of foodservice disposable products with international sourcing capability. Also, Indonesia has advantage of mature international seaport and relatively low sea transportation cost. Our Indonesia facility is close to Semarang Port, one of Indonesia’s main ports.

2) As the average worker’s salary kept increasing in China, we need to find cheaper replacement to control our cost. Indonesia has highly skilled and productive workforce and enables us to lower our labor cost.

3) Indonesia has a large population and is a significant consumer market. Middle class consumers are emerging and expanding. Once we establish a presence in Indonesia, we can explore the opportunities of entering the South East Asia markets a few years down the road.

Indonesia Project Plan

Schedule

In September 2019, we set up Fuling Indonesia. In November 2019, we signed a 10-year lease on a property in Semarang City, Central Java, Indonesia, on which we plan to operate a 194,000 square-foot manufacturing and distribution facility. We plan to install 64 production lines of manufacturing equipment in two phases during 2020, including 20 plastic straw production lines, 12 cup lid and packing box production lines, eight sauce cup production lines, and 24 paper cup production lines.

The first phase is a 97,000 square-foot plant, which is designed to produce plastic straws, paper cups and plastic cup lids. In February 2020, this factory officially opened and launched production of plastic straws. We have the capability to produce sauce cups, take-out boxes, paper bags and paper cups lines.

The second phase, which is another 97,000 square-foot plant, will be set up for production of disposable tableware, packaging containers and plates. We plan to start trial production in the second phase during the second quarter of 2020. Later this year, we plan to increase production to include paper bags. However, due to COVID-19, these plans may be adjusted from time to time.

When both phases are done and fully operational, we expect to have approximately 500 employees at this facility and achieve annual production scale of approximately US $60 million, assuming that we are not hardly hit by COVID-19 and have sufficient customer orders. Currently we do not know yet when both phases can be done and/or fully operational.

Estimate of the amount of expenditures

The total investment spent for the project will be roughly $7 million, including approximately $6 million of fixed asset investment, and $1 million of working capital. As of December 31, 2019, total investment amounted to approximately $1.9 million. We plan to add $5 million production line in 2020. If we choose to increase production capability, we will incur additional costs.

Production Capacity

We expect that the first phase of the Indonesia Factory will have an annual design capacity of 8000 tons and will be primarily used for producing plastic straws, paper cups, plastic cup lids, disposable tableware, packaging containers and plates serving the global market.

Environmental Considerations

The major products that we plan to produce in the Indonesia Factory are straws, sauce cups, take-out boxes, paper bags and paper cups. More and more fast food restaurants are using paper bags and paper cups to protect the environment and our products conform to the trend.

We plan to strictly follow applicable environmental regulations and policies in Indonesia.

Location

Below is a diagram of the location of our Indonesia facility. It is close to Semarang port.

Facility

Our Indonesia facility structure consists of 194,000 square feet of building area:

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

Mexico Project Plan

Schedule

On December 11, 2018, we signed a service agreement with Disenos E Ideas Mexicanos, S.A. DE C.V. (“DIMSA”), which provides services of administration, accounting, compliance, import/export, human resources, etc., for our Mexico operation. DIMSA is a Mexican shelter services provider that incorporates a separate shelter company, Mayenco, S. de R.L. de C.V., (“Mayenco”) in Mexico by providing a legal representative. Mayenco is owned by DIMSA from a legal standpoint and is contracted by Fuling USA to manufacturing products in Mexico and then ship to the U.S. for us to sell. The shelter program allows foreign companies to manufacture in Mexico without being required to organize and operate their own subsidiary, for example, as a Mexican corporation. The initial term of the shelter services agreement was agreed for 36 months from January 2019, when the first full services fee payment was made, to January 2022. Either party can terminate the agreement in advance with or without cause, upon a ninety-day prior notice in writing to the other party.

On December 20, 2018, we, as a guarantor, through Mayenco as the lessee signed a lease agreement for a piece of land and a building located in Interpuerto Monterrey Industrial Park, Mexico to use as our factory. The building is 7,804 m2 (approximately 84,002 square feet). The lease has a term of 50 months, expiring in February 2023, with an option to extend the lease for an additional two years. According to the lease, after the grace period from December 20, 2018 to February 14, 2019 during which we only needed to pay the maintenance fees, we started to pay the monthly rent from February 2019. For the first four months, the monthly rent was $20,899 plus tax. After four months, the monthly rent is $29,810.47 plus tax.

On January 2, 2019, we signed a maquila services agreement with Mayenco which is renewed automatically as it was not terminated in advance by any party. According to the agreement, we are obligated to provide the machinery, raw materials, technology and processes to manufacture our products and pay for all the expenses and costs. Mayenco is obligated to manufacture, assemble and deliver the products to us or to whom we appoint.

We finished the renovation, equipment installation and testing and worker recruitment in the mid-2019. In the mid-August of 2019, we started our production. In October 2019, we shipped our first run of plastic straws from Mexico to our U.S. customers. We produced 120 tons plastic straws and paper cups for U.S customers in 2019.

Currently we are producing plastic straws and paper cups for U.S. customers. We do not have any plan to add equipment to produce paper straws yet due to the uncertainties caused by COVID-19.

Estimate of the amount of expenditures

The total investment spent for the project was roughly $4 million, including approximately $2.5 million of fixed asset investment, and $1.5 million of working capital. We currently do not have plan of adding more production lines. If we choose to increase production capability, we will incur additional costs.

Production Capacity

Based on our current equipment that was installed, the annual production capacity for paper cups is 2,500 tons, and the annual production capacity for plastic straws is about 700 tons. We have not started manufacturing paper straws and do not have the plan yet.

Environmental Considerations

The major products that we plan to produce in the Mexico Factory include paper cups. In the U.S., more and more fast food restaurants are opting for eco-friendly alternatives for plastic cups, such as paper cups.

We expect to strictly follow applicable environmental regulations and policies in Mexico.

Location

Below is a diagram of the location of our Mexico facility.

Facility

Our Mexico facility structure consists of 84,002 square feet of building area:

Below are some pictures of our Mexican factory:

Allentown Factory

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

By contrast, cups and straws or similar hollow products are less cost effectively produced in China, since these products cannot be packed as tightly as cutlery. As a result, shipping costs tend to be a higher percentage of the total cost of these products. If we have substantial and consistent orders, we plan to fill the majority of such orders for drinking straws and cups from our Allentown factory before our Mexico factory is capable of handling a large amount of orders.

The factors involved in determining where we will manufacture a given product generally consist of the following:

1.	Labor costs. Currently the United States is much more expensive per hour for laborers, although U.S. laborers tend to be more productive in the same amount of time.

2.	Raw materials. The United States is slightly more expensive for raw materials that we use in production of our products than China is. However, with the increased tariffs stemmed from the trade conflict between U.S. and China, this differential is narrowing and, in some materials, we found that U.S. offers a more cost-effective sourcing.

3.	Electricity. Electricity needed to produce our products costs more in China than in the United States.

4.	Shipping. If we ship the products from China to the United States for sale, shipping costs can account for up to 40% of the price of the product, depending upon the location and the product.

5.	Taxes. Taxes on our income for sales in the United States are different with the taxes for sales in China.

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

Schedule

We signed the lease of the factory and acquired property for our Allentown facility in 2013 for approximately $235,100. For the year ended December 31, 2019, we paid rental fees of approximately $35,000 per month, including tax and insurance. We paid approximately $1.9 million for factory renovations. In addition, we rented a warehouse of 17,000 square feet nearby for approximately $11,000 per month since June 2016.

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

In 2018, we planned to initiate paper cup manufacturing at the Allentown facility with a $2.5 million projected investment on machinery. The project was delayed because our technical experts on paper cup in China did not get visas to come to the U.S. In addition, the U.S. tariff on importing paper boards, the major raw material to produce paper cups, increased in 2018. Then we shifted the focus to starting up Mexico operation.

In 2019, as the demands of straws did not increase substantially, we did not add straw production machines.

In 2020, as we started our Indonesia factory, we do not plan to add any straw capacity or expand to other products in Allentown factory.

Production Capacity

The designated annual capacity is 2,400 tons of straw series products with the 12 straw production lines put into operations. We consistently exceeded 100% capacity in 2019 producing 2,374 tons for the year, an increase of 3.1% from 2018. The plant operates 24/7 throughout the year except on holidays and days under unusual weather conditions. In 2020, we will continue to improve our efficiency and productivity and try to exceed the 2,400-ton designed capacity. However, if demands increase significantly, we will add new machines.

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

Our company strictly follows applicable environmental regulations and policies including the National Environmental Policy Act, and other related policies such as the Clean Air Act and the Clean Water Act.

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

Wenling Factory

Decision to Build a New Factory in Wenling

We decided to invest in building a new factory in Wenling for the following reasons:

1) By building a new factory, we can meet the growing demand for our products. The extent of utilization of our old factory in Songmen Town of Wenling reached 100% as expected. A new factory would allow us to expand our production capacity.

2) The location of this new factory is in the Eastern New District of Wenling, only 5 km from our Songmen factory, so it is easy for us to integrate the new factory into our business operations and leverage our existing resources to grow the new facility.

3) The location of our new factory is only 15 km from the Longmen sea port, which is convenient for us to ship our products.

Wenling Project

The project construction period was budgeted from April 2016 to December 2019, divided into three phases.

The total amount of expenditures is $61 million. We financed the expansion with IPO proceeds, self-generated cash flow and profits from operations. We spent approximately $52 million on purchase of land use right, construction of facilities and equipment purchase. The major equipment we installed includes 166 injection molding production lines and 60 vacuum thermoforming production lines in total. The 166 injection molding production lines produce cutlery, plates, cups and bowls. 30 of the 60 vacuum thermoforming production lines produce cups, and 30 of the vacuum thermoforming production lines produce plates, cup lids and various types of containers, such as vegetable containers, fruit containers and packaging containers. The production capacity increased by 59,000 tons after completion of the project.

The following chart shows the specific status of each phase of the project:

	Phase I	Phase II	Phase III

Period	April 2016 – May 2017	August 2017 – August 2019	September 2019 – December 2019

Actual expenditures	$31 million
1) Purchase of land use right: $10 million for 32.45 acres (197 mu);
2) Construction of
facilities: $13 million for 54,450 square meters of manufacturing facilities;
3) Equipment purchase:
	$8 million.	$27.9 million 1) Construction of facilities: $12.7 million; 2) Equipment purchase: $7.7 million; 3) R&D: $7.5 million.	$2.1 million 1) Construction of facilities: $0.3 million; 2) Equipment purchase: $0.4 million; 2) R&D: $1.4 million.

Financing resources	IPO proceeds and self-generated cash flow	Profit from operation in 2016, 2017 and 2018	Profit from operation in 2018

Actual increase in production capacity	19,930 tons	38,490 tons	580 tons

166 injection molding production lines	95 (capacity of 14,250 tons)	71 (capacity of 10,650 tons)

60 vacuum thermoforming production lines	10 (capacity of 5,680 tons)	49 (capacity of 27,840 tons)	1 (capacity of 580 tons)

Environmental Considerations

The production lines that installed are capable of producing biodegradable products.

This new factory is located in the Eastern New District of Wenling. Below is a diagram of the planned location of our Wenling facility and the location of Longmen sea port which our facility will use. The star represents the proposed location of the factory, and the triangle represents the newly-built Longmen sea port.

Facility

Our new Wenling facility structure consists of 107,800 square meters on 33.27 acres of land. The facility includes four workshop buildings, one warehouse, two dormitory buildings and one office building. The four workshop buildings and one warehouse occupy 74,700 square meters in total. The two dormitory buildings consist of 380 rooms and can accommodate 1,520 workers. Workers have moved into these dormitory buildings. The office building occupies 7,000 square meters.

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

Plastic resin constituted approximately 76.6% of our raw material purchases in 2019. Plastic costs have recently been volatile as a result of significant fluctuations in petroleum prices. The company considers only plastic resin cost fluctuations to be material, given resin price volatility and plastic’s percentage of the cost of our products. We have historically been able to pass price fluctuations on to our customers. We do this in two ways.

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

Distribution Channels

Geographic Distribution of Revenues

Although the vast majority of our customers are in the United States, we sell our products around the world. Following is a summary of our total revenues by geographic market for each of our last two fiscal years. All amounts are presented in thousands of U.S. dollars. Please note that the revenue here does not include our income from sources other than our serviceware products, which are mainly sales of raw materials and recyclable waste.

(All amounts in thousands of U.S. dollars)

	2019		2018		Year-over Year Increase
Region	Amount	%	Amount	%	Amount Increase (Decrease)	Percentage Increase (Decrease)
United States	$129,660	85.8%	$118,308	85.3%	$11,352	9.6%
Europe	1,457	1.0%	6,622	4.8%	(5,165)	(78.0)%
China	10,220	6.8%	8,286	6.0%	1,934	23.3%
Canada	5,575	3.7%	1,636	1.2%	3,939	240.8%
Others	4,201	2.7%	3,812	2.7%	389	10.2%
Total	$151,113	100.0%	$138,664	100.0%	$12,449	9.0%

Markets and Customers

Our approach to competition in the market depends largely on the type of customer we seek to serve, as various customer industries have different priorities for their purchasing decisions. Historically, we have sold our serviceware products to four categories of customers (below estimates include sales through distributors to ultimate customers):

Type of Customer	Products Sold	Geographic Region	Estimated Sales % In 2019	Estimated Sales % In 2018	Estimated Sales% in 2017
Dealers	Serviceware, Straws, Cups, Plates	USA, Europe, Canada, others	63%	46%	46%
QSRs	Serviceware, Straws, Cups	USA, China	22%	27%	29%
Retailers	Serviceware, Straws, Cups, Plates	USA, others	6%	7%	4%
Manufacturers	Serviceware	USA	9%	20%	5%
Total			100%	100%	100%

Distribution Channels

When we began to produce serviceware, we sold our products through distributors that had existing relationships with the ultimate customers looking to purchase our products. Beginning in 2009, we began to sell directly to such purchasers. For the years ended December 31, 2019, 2018 and 2017, approximately 28%, 34% and 33% of our sales were made directly to end-users and retailers, respectively, and approximately 63%, 46% and 46% of our sales were made to distributors including dealers, respectively. Although we believe we benefit from having direct relationships with QSRs, retailers and other end users, we also believe that strong relationships with distributors can allow us to penetrate smaller markets where we do not have the marketing resources to deliver our products directly.

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

Our primary competitors are the following companies. We have set forth our assessment of our companies’ relative strengths and challenges. This table represents our belief about our competitive position and is based on our observations, rather than objective data except the ranking. The ranking is provided by the China Chamber of Commerce for Import and Export of Light Industrial Products and Arts and Crafts regarding China’s plastic kitchenware and serviceware companies for exports. Our assessment may not be shared by others, including such competitors, but it does represent management’s assessment of our industry position. Moreover, the below statements of industry are based on our current knowledge in our industry; to the extent there are developments we have not learned about as these competitors are all private companies (for instance, if a competitor has licensing agreements with a founder, rather than obtaining a patent in its own name or if a competitor is in the midst of building an overseas manufacturing facility that has not yet been announced), the below information may be incomplete and not updated.

	Taizhou Fuling	Jiaxing Zhongli Plastic Co., Ltd.	Baohao Plastic & Hardware Production (Jiangmen) Co Ltd	Ningbo Homelink Plastic Product Manufacture Co., Ltd.
Ranking	2016: No. 2 2017: No. 2 2018: No. 2	2016: No. 8 2017: No. 6 2018: not top 10	2016: No. 6 2017: No. 3 2018: not top 10	2016: No. 1 2017: No. 1 2018: No. 3

Products	Disposable plastics serviceware including cutlery, cups, containers, straws, etc.	Disposable plastic serviceware including cutlery, cups, straws, etc.	Plastic and hardware household articles and gifts.	Disposable plastics serviceware including cutlery, cups, straws, etc.

Overseas sales, marketing and production	Four warehouses and distribution centers in U.S. and two warehouses in and distribution centers. The only one that has established overseas manufacturing factory.	Sales office and warehouse in U.S.	Not known.	Sales office and warehouse in U.S.

R&D and Patents	Academician Expert Workstation; over 40 patents.	Not known.	Not known.	56 patents.

Customers	Dealers, QSRs including four of top five, retailers, manufacturers.	Dealers, QSRs, retailers, manufacturers.	Dealers, restaurants, retailers, manufacturers.	Dealers, restaurants, retailers, manufacturers.

Product specification standard	Participate in initiating and drafting the national standard General Requirement Of Plastic Disposable Tableware.	No participation.	No participation.	No participation.

Nevertheless, we have been one of China’s largest exporters of disposable serviceware. We were rated one of top 10 enterprises of plastic industry (daily plastic household products) in China light industries in 2018 by China National Light Industry Council and China Plastic Processing Industry Association, based on our (1) revenue, (2) profit, (3) profit tax rate, and (4) business growth rate.

We have invested heavily ($10.2 million since 2017 to 2019) in research and development to increase our future competitive position, seeking to increase our use of environmentally-friendly materials, develop degradable and biodegradable materials, and reduce reliance on fossil raw materials. In addition, we have developed advanced robotics to produce our products more efficiently and at lower cost to be more competitive in the face of rising wages and higher quality demands.

Another important competition method of us is using DDP shipping terms in about half of our sales. With DDP, we take responsibility for all risk and fees of shipping goods until they reach their destination so that our clients do not need to worry about the risk of lost or damages products and only need to receive our products at their warehouses. Historically this arrangement provides us a margin higher than most of our Chinese competitors which mainly use FOB, by which they only deliver the goods at port. However, the increased tariffs between China and U.S. put us in a challenging position as our costs have increased accordingly. While we have taken some measures to alleviate the loss including operating a Mexico factory, we cannot guaranty our strategy will be successful. For more information, please see “Item 3-D. Risk Factors-Risks Related to Our Business and Industry-Changes in U.S. trade policies, including new and potential tariffs on goods and raw materials imported from China, have negatively affected us and may disrupt our business and have a material adverse effect on our financial condition and results of operations.”

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

Taizhou Fuling can maintain the rating of Category A enterprises of PRC Customs if Taizhou Fuling simultaneously meets the following requirements as a consignor and consignee of imported and exported goods according to the Measures of the PRC Customs for the Classified Administration of Enterprises promulgated by PRC General Administration of Customs:

i.	Having never committed the crime of smuggling, the act of smuggling or violation of the provisions on customs supervision and control for one consecutive year;

ii.	Having never been subject to any custom’s administrative punishment due to infringement on intellectual property rights by importing or exporting goods for one consecutive year;

iii.	Having not delayed nor defaulted on paying taxes or fines for one consecutive year;

iv.	Having gross import or export value of more than $500,000 in the previous year;

v.	Having an error rate of import and export declaration of less than 5% during the previous year;

vi.	Having sound accounting rules, as well as truthful and complete business records;

vii.	Having taken initiatives in cooperation with customs administration, timely handling various customs formalities, and providing truthful, complete and valid documents and certificates to PRC Customs;

viii.	Submitting the Report on Business Management Status every year;

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

In the last six years, we have earned a variety of national, provincial and local honors, awards and certifications for our quality products and scientific research efforts:

2019

●	Green Factory, national recognition for compliance with national General Principles for Assessment of Green Factory

●	Hidden Champion Fostered Enterprise, Zhejiang Province

2018

●	Top 10 Enterprises of Plastic Industry (Daily Plastic) in China Light Industries, 2018

●	Outstanding Technology Innovative Enterprise in Chinese Plastic Processing Industry

●	Leading Export Enterprise, Zhejiang Province

●	Famous Export Brand in Zhejiang (2018-2020)

2017

●	Top 10 Enterprises of Plastic Industry (Daily Plastic) in China Light Industries, 2017

●	Key supporting Zhejiang Enterprise

●	Top 20 Zhejiang Enterprise with Offshore Investment Bolstering Export Sales

●	Zhejiang Famous Trademark

●	Outstanding Returned Project of Zhejiang Enterprise, 2016

●	FSSC 22000 Certificate of Registration for Food Safety Management System

2016

●	Top 10 Enterprises of Plastic Industry (Daily Plastic) in China Light Industries, 2016

●	China Credible Enterprise published by State Administration for Industry and Commerce of China)

●	Province Level Enterprise Research Institute – Zhejiang Fuling New Materials Research Institute (three years)

●	Taizhou Top 20 Growing Enterprise

2015

●	Deputy Chair of Zhejiang Plastics Industry Association

●	Wenling Top 10 Industrial Enterprise

●	Taizhou Export and Import Credit Enterprise (Grade A)

2014

●	Zhejiang Famous Export Brand

●	Zhejiang Famous Trademark

●	Wenling Star Enterprise

●	Taizhou Quality Enterprise Leader

Regulations

We are subject to a variety of PRC, U.S. Mexican and other foreign laws, rules and regulations across a number of aspects of our business. This section summarizes the principal PRC, U.S. and Mexican laws, rules and regulations relevant to our business and operations. Areas in which we are subject to laws, rules and regulations outside of the PRC include intellectual property, competition, taxation, anti-money laundering and anti-corruption.

PRC Regulations

Foreign Investment Restrictions Regulations

Historically, the principal regulation governing foreign ownership of businesses in the PRC was the Guidance Catalogue for Industrial Structure Adjustments (the “Guidance Catalogue”). The Guidance Catalogue classified various industries into three categories: encouraged, restricted and prohibited. The Guidance Catalogue has been replaced by the Special Administrative Measures (Negative List) for Foreign Investment Access (2018), effective July 28, 2018 (the “Negative List”). The Negative List specifies the prohibited and non-prohibited (similar to the restricted in the Guidance Catalogue) industries for foreign investment. For the industries not covered by the Negative List, the foreign investment and the domestic investment have equal access. Foreign investors may not invest in the prohibited industries specified by the Negative List. For the non-prohibited industries on the Negative List, a foreign investor must obtain an investment permit. There are certain requirements on the equity ownership and the executive officers of the foreign invested enterprises. If PRC has certain equity requirements in certain investment fields, no foreign-invested partnership may be established. For example, pursuant to the latest Negative List, the provision of telecommunications services and value-added telecommunications services fall in the prohibited industry and the percentage of foreign ownership cannot exceed 50% (except for e-commence).

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

Attention shall be paid to the fact that non-resident enterprises may be considered resident enterprises for the purpose of EIT if their de facto management bodies are located within the PRC territory and therefore their global income is subject to a tax rate of 25%. The Notice of the State Administration of Taxation on Issues Relevant to Foreign-registered Chinese-invested Holding Enterprises Determined as Resident Enterprises in Accordance with Actual Management Organization Standard (“Circular 82”), promulgated by the State Administration of Taxation (“SAT”), provides that, a foreign Chinese-invested enterprise, if it concurrently satisfies the following conditions, for the purpose of the EIT, shall be determined to be a non-domestically-registered resident enterprise when: (1) The places where the top managers and the top management departments that are responsible for implementing the routine production, management and operation of the enterprise, perform their duties within the territory of China; (2) The financial decisions (such as borrowing, lending, financing, financial risk management, etc.) and the personnel decisions (such as appointment, dismissal, remuneration payment, etc.) of the enterprise shall be made or be approved by the organization or the persons within the territory of China; (3) The primary properties, accounting books, company seals, summaries and archives of the board meetings and shareholders meetings shall be placed or kept within the territory of China; and (4) One half or more of the enterprise’s directors or top managers having rights to vote shall frequently reside within the territory of China. Our PRC counsel, Jingtian & Gongcheng Attorneys at Law advised that because we (“FGI”) are incorporated in Cayman Islands, we do not meet the conditions outlined in Circular 82, however, our tax residency status is subject to the discretion of the PRC tax authorities whose determination is hard to predict, so we will continue to monitor our tax residency status.

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

In April 2018, the Ministry of Finance and the State Administration of Taxation jointly issued the Notice on Adjusting the Tax Rate of Value-added Tax (Circular 32 of Finance and Taxation, 2018). The Notice clearly stipulates that, from May 1, 2018, for all taxpayers who have engaged in taxable sales of VAT or imported goods, where the original 17% and 11% tax rates were applied, the tax rates shall be adjusted to 16% and 10%, respectively. From April 1, 2019, the tax rates were further lowered to 13% and 9%. This can lighten the operation burden of enterprises to a certain extent.

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

Mexican Regulations

Labor Law

The Mexican Federal Labor Law (the “FLL”) was promulgated in April 1st, 1970 and regulates non-governmental employment relationships in Mexico. In May 2019, the Mexican Congress approved a reform that amended important matters to said law and added new obligations to the companies that have employees. The FLL and the labor justice system favor the employee over the employer in most cases. Employers are legally required to enroll all employees before the Mexican Social Security Institute and to make the required contributions under the Social Security Law.

International Trade and Customs

The Mexican Customs Law issued on December 15, 1995 and reformed on June 25, 2018 establishes that prior to importing or exporting raw materials and fixed assets into or from Mexican territory, several requirements must be met, such as government authorizations, non-tariff restrictions and engagement of customs brokers as legal representatives. In addition, Mexico has numerous strict and thorough laws, regulations and rules that a company that imports or exports products must observe.

The IMMEX program has several modalities including the shelter, under which a registered Mexican entity can serve as a legal entity that assumes legal risks and liability for manufacturers operating beneath its IMMEX registration. Foreign entities obtain the experienced partner’s knowledge of the local requirements and can thus focus on the manufacturing work). Said IMMEX program grants several benefits to its beneficiaries such as deferring general import duty and customs processing fee with a specific quota. If the relevant goods originating from a country with which Mexico has a Free Trade Agreement, the corresponding importations will be exempted from the General Import Duty and such duty should not be paid unless they are destined to stay in Mexico on a definitive basis. However, the IMMEX companies including us and our shelter company are forced to pay the Value Added Tax applicable for the importations of raw materials and fixed assets, unless a VAT Certification is requested.

Among other conditions, one condition of the IMMEX program is to export at least US $500,000 dollars’ worth of finished products on an annual basis, or 10% of yearly sales within a government mandated timeframe. Companies that operate under the IMMEX program in Mexico must also use an inventory control system under called “Anexo 24” of the foreign trade rules.

Tax Law

The Mexican regulations for tax matters is extensive. The federal jurisdiction includes the Federal Tax Code from December 31st, 1981 and amended on January 9th, 2020, Income Tax Law promulgated on December 11th, 2013 and amended on December 9th, 2019, and the Value Added Tax Law from December 29th, 1978 and amended on December 9th, 2019. These laws also have their own regulations, rules and decrees. Additionally, the shelter services company that we work with has to comply with the local tax regulation applicable in the state of Nuevo, Leon, Mexico, including the Tax Code of the State of Nuevo Leon and the Public Finance Law of the State of Nuevo Leon.

According to all of these laws and regulations, we have different obligations to meet before several authorities. These obligations include filing tax statements, pay different kinds of taxes whether federal or local, and account for any kind of transaction that could have a tax benefit for the company as a consequence.

Environmental Regulations

In Mexico, while federal authorities exclusively regulate some activities and subjects, competence to enforce environmental regulations are distributed between federal, state and municipal governments in the General Law on Ecological Equilibrium and Environmental Protection (LGEEPA by its acronym in Spanish). As a result, all states and many municipalities have issued local regulations with several degrees of complexity in some cases. Most companies will find themselves subject to comply with regulations for both federal and state government at the same time. Also, the Federal Law of Environmental Liability (LFRA by its acronym in Spanish), regarding environmental liability, established fault-based liability as a rule for damages caused to the environment. Ordinarily, if a company causes damage, the company itself is liable. However, directors and officers can be held liable or even criminally liable if they actively violate environmental regulations.

Anti-Corruption System

On May 27, 2015, Mexican Federal Government published a decree (the “Decree”) modifying, adding to and removing several anticorruption provisions set forth in the Mexican Constitution. With this Decree, the Government elevated to a Constitutional level the power to sanction institutions, including not only public officials involved in corrupt acts or practices, but also individuals and corporations. Also,

The General Law of Administrative Responsibilities (“GLAR”) entered into force on July 19, 2017, superseding the previous Federal Anticorruption Law in Public Contracting. GLAR includes for the first time in an administrative statute in Mexico, a catalogue of conducts considered as acts of corruption and their respective concepts. Those conducts are divided in two sections: i) Serious Administrative Offenses committed by public officials (“passive bribery”); and ii) actions committed by individuals or companies (“active bribery”). The GLAR punishes conducts considered as acts of corruption.

Criminal Law

The Criminal Code of Mexico City and analogue criminal codes of the rest of the States, in connection with the National Code for Criminal Procedures, provides corporations liability for criminal offenses committed on its behalf or for its benefit, through their legal representatives and/or officers.

Likewise, said laws establish that corporations will be also liable for the offenses committed by its staff under the direction of the legal representatives and/or officers in terms of a failure to exercise “proper control” over them.

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

D. Property, Plant and Equipment

Property

There is no private land ownership in China. Individuals and entities are permitted to acquire land use rights for specific purposes. We were granted land use rights for our facilities in Songmen Town and Wenling City, which extend until between 2053 and 2066.

In the U.S., in October 2013, we committed with the Pennsylvania Department of Commerce to invest and build a factory in Allentown, Pennsylvania. On February 27, 2014, Fuling USA signed a lease of premises in Allentown, Pennsylvania for general office, manufacturing and warehousing purposes. The Allentown project contemplates construction of the factory, renovation of the rented premises in Allentown and the purchase and installation of 12 production lines of manufacturing equipment.

On December 20, 2018, we, as a guarantor, through Mayenco as the lessee, signed a lease agreement for certain property located in Interpuerto Monterrey Industrial Park, Mexico to use as our factory. The building is 7,804 m2 (approximately 84,002 square feet).

On September 20, 2019, we signed a 10-year lease on a property in Semarang City, Central Java, Indonesia, on which we plan to operate a 194,000 square-foot manufacturing and distribution facility.

Following is a list of our properties, including the first five, which we lease:

Transferee/ Lessee/Owner	Property	Land/Building Use Term	Space (m2)	Ground Floor Area (m2)	Productive Capacity (ton)	Extent of Utilization	Products Produced

Fuling USA	Commercial/industrial space at 6690 Grant Way, Suite 1, Allentown, PA 18106	2014-03-01 until 2024-05-31	8,175.47		2,400	100%	Straws

Fuling USA	Warehouse at 6370 Hedgewood Drive, Suite 120, Allentown, PA 18106	2016-06-01 until 2021-05-31	1,579		N/A	100%	N/A

Fuling USA	Boulevard Interpuerto Monterrey No. 203, Parque Industrial Interpuerto Monterrey Salinas Victoria, Nuevo Leon, Mexico	2018-12-20 until 2023-02-20		7,804	3,200	4%	Paper cups and plastic straws

Fuling Indonesia	Randu Garut KM 13, Tugu, Semarang City, Central Java Province, Indonesia	2019-11-1 until 2030-02-01	28,510	18,000	1,000	50%	Expect to be straws, paper cups and plastic cup lids, disposable tableware, packaging containers and plates

Taizhou Fuling	Factory building at 8 Shengpan Road, Guanweitong Village, Wenqiao County	2019-01-01 until 2020-12-31	5,120.00		6,000	100%	Knives and forks

Taizhou Fuling	Land and factory building at 88 Jintang S Rd, Eastern New District, Wenling City	until 2066-04-06	132,976.00	105,003	59,000	100%	Mainly cups, knives, straws, forks, plates and bowls

Taizhou Fuling	Non-residential building in Ximen Village, Songmen Town	No expiration (rights acquired 2000-04-27)	177.58		(rent out)	N/A	N/A

Taizhou Fuling	Non-residential building in Ximen Village, Songmen Town	No expiration (rights acquired 2000-04-27)	668.89		(rent out)	N/A	N/A

Taizhou Fuling	Land in South of Binhai Road, Songmen Town	2007-03-27 until 2053-03-10		13,997	13,970	100%	Mainly knives, forks, paper cups, plates and bowls

Taizhou Fuling	Land in South of Binhai Road, Songmen Town	2007-03-27 until 2055-01-14		14,077			Same as above

Taizhou Fuling	Non-residential building in South of Binhai Road, Songmen Town	2013-07-25 until 2053-03-10	491.05				Same as above

Taizhou Fuling	Non-residential building in South of Binhai Road, Songmen Town	2013-07-25 until 2053-03-10	1,471.22				Same as above

Taizhou Fuling	Non-residential building in South of Binhai Road, Songmen Town	2013-07-25 until 2053-03-10	2,559.28				Same as above

Taizhou Fuling	Non-residential building in South of Binhai Road, Songmen Town	2013-07-25 until 2053-03-10	1,847.10				Same as above

Taizhou Fuling	Non-residential building in South of Binhai Road, Songmen Town	2013-07-25 until 2053-03-10	3,694.20				Same as above

Taizhou Fuling	Non-residential building in South of Binhai Road, Songmen Town	2013-07-25 until 2055-01-14	7,717.56				Same as above

Taizhou Fuling	Land in Southeast Industrial Zone, Songmen Town	2015-01-29 until 2065-01-15		2,576	N/A	N/A	N/A

Fixed assets at our properties consist of office equipment, buildings, structures, ancillary facilities, and equipment for production and packaging of plastic foodservice disposals including plastic food containers, drinking straws, cutlery, cups and plates, and others.

Some of our real property and fixed assets are encumbered by secured loans from our creditors. For example, Agricultural Bank of China Taizhou Branch has encumbrances on Taizhou Fuling’s land use right and building ownership right in the property located at 88 Jintang S Rd, Eastern New District, Wenling City, to guarantee all of our loans with Agricultural Bank of China from May 7, 2019 to April 22, 2024. Bank of China Wenling Branch has encumbrances on Taizhou Fuling’s land use right and building ownership right in the property located at South of Binhai Road, Songmen town. The term of our loan with Bank of China is from March 26, 2018 to March 26, 2023.

None of our property is affected by any environmental issues that may affect our use of the property. At present, our plans to further develop, expand or improve these properties are funded through our operating cash flows. Regarding details of our facilities in Indonesia, Mexico, Allentown and Wenling, please see “Item 4. Information on the Company – B. Business review.”

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

Plant

Currently, we have the following factories, three in China, one in U.S., one in Mexico and one in Indonesia.

1.	Wenqiao factory: 8 Shengpan Road, Guanweitong Village, Wenqiao County, Wenling City, Zhejiang Province, China

2.	Songmen factory: South of Binhai Road, Songmen Town, Wenling City, Zhejiang Province, China

3.	Wenling factory: 88 Jintang S Rd, Eastern New District, Wenling City, Zhejiang Province, China

4.	Allentown factory: 6690 Grant Way, Allentown, PA, USA

5.	Mexico factory: Boulevard Interpuerto Monterrey No. 203, Parque Industrial Interpuerto Monterrey Salinas Victoria, Nuevo Leon, Mexico

6.	Indonesia factory: Randu Garut KM 13, Tugu, Semarang City, Central Java 50181

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

The following chart shows some of our advanced equipment.

Equipment	Function

Elemental Analyzer	Our elemental analyzers can detect 26 kinds of toxic heavy metal elements and detect a variety of regular and irregular sample of the power, plate, linear. Alloys, metal materials and plastic materials can be detected.

Injection Molding Machine	Our injection molding machine is also called an injection machine. It is our main molding equipment using plastic molding to make thermoplastic or thermosetting plastic into various shapes of plastic products. High power is applied to molten plastic to fill the mold cavity and injection. The dedicated robotic arm of the injection molding machine is able to automate transportation of products or running tools according to the predetermined requirement for the operation of automated production equipment.

Vacuum Magnetron Sputtering Coating Machine	Our vacuum magnetron sputtering coating machine mainly uses direct current (or intermediate frequency) magnetron sputtering and can be adapted to a wide range of coating targets, such as copper, titanium, chromium, stainless steel, nickel and other metal materials, which can be coated using a sputtering process. It can also improve film adhesion, reproducibility, density, uniformity and other characteristics.

Four-Layer Co-Extruded Sheet Machine	Our four-layer co-extrusion sheet machine is mainly suitable for PP, PS and other raw materials, production of various high-grade thermoformed sheets and stationery sheets. Widely used in the manufacture of various high-grade four-layer sheets, the machine is suitable for manufacturing high-grade beverage cups, jelly cups, food packaging and other packaging containers.

High-Speed Plastic Molding Machines (Computer Controlled)	Our computer controlled high-speed plastic molding machine is suitable for PS, modified PP and PET reel sheet. It can manufacture to a variety of specifications, including disposable fast-food containers, instant noodle bowls, western food boxes, food packaging for products such as candy and cake boxes, daily necessities, metal packaging, children’s toys and agricultural seedling trays.

Thermoforming Machine	Our thermoforming machine is mainly suitable for HIPS, PS, PVC, PET and other plastic sheet, using heating principles to form plastic sheets, including in particular the production of, among other items, various small spoons and plate covers.

From 2017 to 2019, we invested approximately $4.7 million on advanced equipment and technology to increase our productivity levels, increasing our annual per-production worker output from approximately $122,000 in 2017 to approximately $143,000 in 2019, an important 17.5% performance improvement.

We have established an automation department in 2015 to work on research and development for that aspect of our manufacturing process. We believe we still have room to continue to automate our production processes and enjoy additional savings in labor expenses and increased productivity.

The following pictures show some of the automation in our factories and product lines.

Injection Molding Machine (including robotic arm) in our new Wenling factory.

High-Speed Plastic Molding Machines (Computer Controlled) in our new Wenling factory.

Four-Layer Co-Extruded Sheet Machine in our new Wenling factory.

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

A. Operating Results

Overview of Company

We are a specialized production and distribution company for environmentally-friendly plastic and paper serviceware with primary customers from the United States and European countries. We mainly conduct our operations in China, United States, Mexico and Indonesia through our wholly owned subsidiary, Taizhou Fuling and its subsidiaries in these countries.

Our plastic and paper serviceware products are made from environmentally-friendly material. Our products include disposable cutlery, drinking straws, cups and plates and other plastic and paper products. Our largest customer base is in the United States. Our production facilities include three factories in Zhejiang Province, China, one factory in Pennsylvania, U.S., one factory in Mexico and one factory in Indonesia. We have obtained ISO9001 quality management system, ISO14001 environmental management system, HACCP, FDA food facility registration and GMP certifications. These certifications are crucial for businesses like ours that serve some of the most sophisticated purchasers of foodservice disposables in the world.

Our primary raw materials in production of our products include PP, GPPS, HIPS and PET, which are extracted from crude oil. Thus, our cost of raw material is highly impacted by fluctuations in the price of oil. Cost of revenues mainly includes costs of raw materials, costs of direct labor, utilities, depreciation expenses and other overhead.

Our largest product category is disposable cutlery. It includes forks, knives, spoons, general, specialized and multipurpose utensils (for instance, the spork), both in single- and multi-utensil packages. It accounted for 45%, 48% and 50% of our revenue for the years ended December 31, 2019, 2018 and 2017, respectively, and we believe it will continue to be a key area for growth in the coming years. Our other product categories are (i) drinking straws, (ii) cups and plates and (iii) other plastics products, which accounted for 15%, 32% and 8% of the total sales respectively for the year ended December 31, 2019, 17%, 27% and 8% of the total sales respectively for the year ended December 31, 2018 and 15%, 27% and 8% of the total sales respectively for the year ended December 31, 2017.

Direct Link, one of our subsidiaries, was incorporated in the United States in 2011 and is engaged in the distribution of our products in the U.S. In May 2014, Fuling Plastic USA, Inc. (“Fuling USA”) was incorporated in the Commonwealth of Pennsylvania as a wholly-owned subsidiary of Taizhou Fuling. Fuling USA has established the Company’s first production factory in the U.S. and principally engages in the production of plastic drinking straw items. We have not established any subsidiaries in Europe and we rely on the sales forces located in China to export our products to European countries. In September 2016, Wenling Changli Import and Export Co., Ltd (“Wenling Changli”) was established in Wenling, China as a wholly-owned subsidiary of Taizhou Fuling. Wenling Changli principally engages in the export of materials to our Allentown facility.

On November 22, 2018, Great Plastics, one of our subsidiaries, signed sales contracts with a third party to sell the land and buildings previously used as one of its manufacturing factories in China (aka, the “Sanmen Factory”) for total cash consideration of RMB 40.2 million (approximately US$5.8 million). The Company sold most of the machines and equipment in the Sanmen Factory to Taizhou Fuling and some old machines and equipment to Zhejiang Great New Materials Co., Ltd. (“Great NM”). Great NM is a company owned by related parties. The Company dissolved Great Plastics in October 2019. Certain prior period amounts of Great Plastics have been reclassified to conform to the current period presentation as discontinued operation. Such reclassifications had no effect on net income or cash flows as previously reported.

In December 2018, the Company announced its plan to set up a manufacturing factory (the “Mexico Factory”) in Monterrey, Mexico. In December 2018, the Company signed a building lease with Interpuerto Industrial Park in Monterrey, Mexico and a service agreement with a local shelter services company to help with administrative, accounting, compliance, import/export, human resources, etc., at the Mexico Factory. Factory remodeling started in April 2019, followed by equipment installation and testing and worker recruitment in May. We expect that the first phase of the Mexico Factory will have an annual design capacity of 10,000 tons and will be primarily used for producing plastic straws and paper cups serving the U.S. market. We launched commercial production at the Mexico Factory in August 2019.

In August 2019, the Company decided to set up a manufacturing factory in Central Java, Indonesia. PT Fuling Food Packaging Indonesia Co., Ltd. (“Fuling Indonesia”), 80% owned by Taizhou Fuling and 20% owned by Fuling USA, was incorporated in September 2019 in Indonesia. Fuling Indonesia signed a ten-year land and building lease agreement with an unrelated third party in Central Java, Indonesia. The Company expects to install 64 production lines of manufacturing equipment totaling approximately $5 million during 2020.

As of March 31, 2020, our products are sold in 22 countries. Our customers now include Subway, Wendy’s, Burger King, Taco Bell, KFC (China only), Wal-Mart, and McKesson.

In 2019, we supplied five of the seven largest fast food restaurant chains in the United States, based on 2018 U.S. system-wide sales amount as published by QSR Magazine. We estimate we supplied the following percentages of these customers’ products in the United States in 2019. These percentages are management’s best estimates, based on orders from such customers and understanding of other supplier relationships. Sales to these five customers amounted in the aggregate to 22.0% of our total revenues in the year ended December 31, 2019.

Customer	Cutlery	Straws
A	100%	100%
B	44%	60%
C	34%	16%
D	*	100%
E	*	15%

*	Less than 1%; please note that these customers are presented in random order and not in order of size in order to protect the confidentiality of the customers.

In 2018, we supplied five of the seven largest fast food restaurant chains in the United States, based on 2018 U.S. system-wide sales amount as published by QSR Magazine. We estimate we supplied the following percentages of these customers’ products in the United States in 2018. These percentages are management’s best estimates, based on orders from such customers and understanding of other supplier relationships. Sales to these five customers amounted in the aggregate to 21.5% of our total revenues in the year ended December 31, 2018.

Customer	Cutlery	Straws
A	100%	100%
B	60%	35%
C	30%	33%
D	*	100%
E	*	15%

*	Less than 1%; please note that these customers are presented in random order and not in order of size in order to protect the confidentiality of the customers.

In 2017, we supplied five of the six largest fast food restaurant chains in the United States, based on 2017 U.S. system-wide sales amount as published by QSR Magazine. We estimate we supplied the following percentages of these customers’ products in the United States in 2017. These percentages are management’s best estimates, based on orders from such customers and understanding of other supplier relationships. Sales to these five customers amounted in the aggregate to 23.6% of our total revenues in the year ended December 31, 2017.

Customer	Cutlery	Straws
A	100%	100%
B	60%	35%
C	30%	33%
D	*	100%
E	*	15%

*	Less than 1%; please note that these customers are presented in random order and not in order of size in order to protect the confidentiality of the customers.

Revenue by Geographic Area

(All amounts, other than percentages, in thousands of U.S. dollars)

	Year Ended		Year Ended		Year Ended
	December 31, 2019		December 31, 2018		December 31, 2017
Region	Amount	%	Amount	%	Amount	%
United States	$129,660	85.80%	$118,308	85.32%	$106,564	85.79%
Europe	$1,457	0.96%	$6,622	4.78%	$6,101	4.91%
Canada	$5,575	3.69%	$1,636	1.18%	$1,944	1.57%
China	$10,220	6.76%	$8,286	5.98%	$7,741	6.23%
Other Countries	$4,201	2.79%	$3,812	2.74%	$1,859	1.50%
Total	$151,113	100%	$138,664	100%	$124,209	100%

Factors Affecting Our Results of Operations

Government Policy May Impact our Business and Operating Results.

The majority of our business and operating results will be affected by China’s and American overall economic growth and government policy. Unfavorable changes in government policies (as well as government policies affecting our customers) could affect the demand for our products and could materially and adversely affect our results of operations. Our products are currently not subject to the government restrictions in the PRC or U.S. However, any future changes in the government’s policy upon plastic related production industry or disposal rules may have a negative effect on our business. As our majority of business is from international trading, any future changes in the government policy affecting the importing and exporting industry may impact our revenue and profitability, such as the tariff policies.

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

Our major customers operate in fast food industry in the U.S. The industry is expected to perform marginally better over the next five years as the U.S. economy improves and consumers continue to seek convenient meal options. While no severe revenue declines are expected, fast food restaurants will continue to operate in a slow-growth environment. Successful operators will need to adapt to changing consumer preferences as the traditional concept of fast food evolves to include a wider variety of options. As plenty of opportunities remain for new fast food concepts and products, the industry’s long era of growth is far from over. The market size of the Fast Food Restaurants industry in the US has grown 2.9% per year on average since 2015, reached $273 billion in 2019. The global fast food market is expected to be worth more than $690 billion in 2022 with a compound annual growth rate of 4.2% from 2017 to 2022. With the impact of COVID-19, the fast food industry may grow even more slowly, stop growing or even experiences shrinkage in 2020.

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

We sell a majority of our products in the United States (approximately 85.8%, 85.3% and 85.8% based on the revenues for the year ended December 31, 2019, 2018, and 2017). Historically, we have relied on lower wages and favorable exchange rates in China to make our products sold abroad competitive in price. As China’s currency has fluctuated significantly against the U.S. dollar in the past year, our advantage in price competitiveness might be impacted. While having already begun to diversify risk by moving some of our manufacturing to the United States, Mexico and Indonesia, we anticipate continuously producing the majority of our products in China. To the extent the Chinese RMB appreciates, our products could become more expensive and, as a result, less attractive to potential customers in other countries. Currently we do not have any foreign currency net investments which are hedged by currency borrowings and other hedging instruments.

Health epidemics and contagious disease may impact our operation and sales.

We face risks related to health epidemics and other widespread outbreaks of contagious disease, which could significantly disrupt our supply chain and impact our operating results. Significant outbreaks of contagious diseases, and other adverse public health developments, could have a material impact on our business operations and operating results. In December 2019, a strain of novel coronavirus (COVID-19) emerged in China. The Chinese government has taken certain emergency measures to combat the spread of the virus, including extension of the Chinese New Year holidays, implementation of travel bans and closure of factories and businesses. Those measures adversely affected our operations in the first quarter of 2020. In the meanwhile, the spread of COVID-19 around the world in the first quarter of 2020 has caused significant volatility in U.S. and international markets. There is significant uncertainty around the breadth and duration of business disruptions related to COVID-19, as well as its impact on QSRs and on the U.S. and international economies.

Results of Operations

The following table summarizes the results of our operations during the fiscal years ended December 31, 2019 and 2018, respectively, and provides information regarding the dollar and percentage increase (or decrease) during such years.

(All amounts, other than percentages, in thousands of U.S. dollars)

	2019		2018		Amount	Percentage
Statement of Operations Data:	Amount	As % of Sales	Amount	As % of Sales	Increase (Decrease)	Increase (Decrease)

Revenues	$151,113	100%	$138,664	100%	$12,499	9.0%
Cost of goods sold	113,503	75%	108,914	79%	4,589	4.2%
Gross profit	37,610	25%	29,750	21%	7,860	26.4%
Operating expenses
Selling expenses	8,938	6%	7,830	6%	1,108	14.2%
G&A expenses	9,455	6%	8,323	6%	1,132	13.6%
R&D expenses	3,861	3%	3,431	2%	430	12.5%
Total operating expenses	22,254	15%	19,584	14%	2,670	13.6%
Income from operations	15,356	10%	10,166	7%	5,190	51.1%
Interest expense, net	(1,652)	(1)%	(1,736)	(1)%	84	(4.8)%
Subsidy income	2,994	2%	1,706	1%	1,288	75.5%
Investment income	-	0%	(9)	0%	9	(100)%
Foreign currency transaction gain	300	0%	781	1%	(481)	(61.6)%
Other income, net	(38)	0%	66	0%	(104)	(157.6)%
Total other income	1,604	1%	808	1%	796	98.5%
Income before income taxes	16,960	11%	10,974	8%	5,986	54.5%
Provision for income taxes	2,554	2%	1,127	1%	1,427	126.6%
Net income from continuing operations	$14,406	10%	$9,847	7%	$4,559	46.3%
Net Income(loss) from discontinued operations, net of tax	517	0%	(88)	0%	605	(687.5)%
Net income	$14,923	10%	$9,759	7%	$5,164	52.9%

The following table summarizes the results of our operations during the fiscal years ended December 31, 2018 and 2017, respectively, and provides information regarding the dollar and percentage increase (or decrease) during such years.

(All amounts, other than percentages, in thousands of U.S. dollars)

	2018		2017		Amount	Percentage
Statement of Operations Data:	Amount	As % of Sales	Amount	As % of Sales	Increase (Decrease)	Increase (Decrease)

Revenues	$138,664	100%	$124,209	100%	$14,455	11.6%
Cost of goods sold	108,914	79%	98,077	79%	10,837	11.0%
Gross profit	29,750	21%	26,132	21%	3,618	13.8%
Operating expenses
Selling expenses	7,830	6%	6,835	6%	995	14.6%
G&A expenses	8,323	6%	7,254	6%	1,069	14.7%
R&D expenses	3,431	2%	2,953	2%	478	16.2%
Total operating expenses	19,584	14%	17,042	14%	2,542	14.9%
Income from operations	10,166	7%	9,090	7%	1,076	11.84%
Interest expense, net	(1,736)	(1)%	(924)	(1)%	(812)	87.9%
Subsidy income	1,706	1%	1,012	1%	694	68.6%
Investment income	(9)	0%	-	0%	(9)	-
Foreign currency transaction gain (loss)	781	1%	(175)	0%	956	(546.3)%
Other income, net	66	0%	51	0%	15	29.4%
Total other income (expenses)	808	1%	(36)	0%	844	(2,344.4)%
Income before income taxes	10,974	8%	9,054	7%	1,920	21.2%
Provision for income taxes	1,127	1%	788	1%	339	43.0%
Net income from continuing operations	$9,847	7%	$8,266	7%	$1,581	19.1%
Net loss from discontinued operations, net of tax	(88)	0%	(1,974)	2%	1,886	95.5%
Net income	$9,759	7%	$6,291	5%	$3,468	55.1%

Revenues

Revenues increased by approximately $12.5 million, or 9.0%, to approximately $151.1 million in 2019 from approximately $138.7 million in 2018. The increase in revenues was primarily driven by a 20.7% increase of sales volume offset by a 9.7% decrease in blended average selling price. The significant increase of sales volume in 2019 was attributable to our efforts in market expansion and the overall growth of fast food industry.

Revenues increased by approximately $14.5 million, or 11.6%, to approximately $138.7 million in 2018 from approximately $124.2 million in 2017. The increase in revenues was primarily driven by a 8.8% increase of sales volume and a 2.6% increase in blended average selling price.

Revenues from Great Plastics (our discontinued business) for the years ended December 31, 2019, 2018 and 2017 were approximately $0, $5.6 million, and $3.0 million, respectively and were included in net income (loss) from discontinued operations.

Revenue by Product Type in 2019 and 2018

(All amounts, other than percentages, in thousands of U.S. dollars)

	2019		2018		Variance
	Amount	% of Sales	Amount	% of Sales	Amount Increase (Decrease)	Percentage Increase (Decrease)
Cutlery	$68,649	45%	$66,559	48%	$2,090	3%
Straws	21,888	15%	23,573	17%	(1,685)	(7)%
Cups and plates	48,126	32%	37,439	27%	10,687	29%
Others	12,450	8%	11,093	8%	1,357	12%
Total	$151,113	100%	$138,664	100%	$12,449	9%

Revenue by Product Type in 2018 and 2017

(All amounts, other than percentages, in thousands of U.S. dollars)

	2018		2017		Variance
	Amount	% of Sales	Amount	% of Sales	Amount Increase (Decrease)	Percentage Increase (Decrease)
Cutlery	$66,559	48%	$62,104	50%	$4,455	7%
Straws	23,573	17%	18,631	15%	4,942	27%
Cups and plates	37,439	27%	33,537	27%	3,902	12%
Others	11,093	8%	9,937	8%	1,156	12%
Total	$138,664	100%	$124,209	100%	$14,455	12%

Cutlery

Revenue from cutlery increased by $2.1 million, or 3%, from $66.6 million in 2018 to $68.6 million in 2019. Sales volume of cutlery increased by 6.9% or 2.1 million kilograms to 32.4 million kilograms. Average selling price for cutlery decreased by 3.5% or $0.08 per kilogram, to $2.12 per kilogram for the year of 2019.

Revenue from cutlery increased by $4.5 million, or 7%, from $62.1 million in 2017 to $66.6 million in 2018. Sales volume of cutlery increased by 3.0% or 0.9 million kilograms to 30.3 million kilograms. Average selling price for cutlery increased by 4.1% or $0.09 per kilogram, to $2.20 per kilogram for the year of 2018.

Straws

Revenue for straws decreased by $1.7 million, or 7% in 2019 to $21.9 million compared with revenue of $23.6 million in 2018. In 2019, the sales volume increased by 2.1 million kilograms or 61.8% compared to that in 2018. By shifting more of our straw production from China to U.S. and Mexico, we continued to improve our competitiveness and large QSR customers are looking to increase their purchases share of straws from us. However, due to the impact of COVID-19, we don’t expect our sales volume will have significant increase in 2020. The average selling price of straws decreased by $2.90 per kilogram, or 42.6% to $3.90 per kilogram in 2019, mainly because the percentage of our orders of lower-priced plastic straws in our total straws increased in fiscal 2019.

Revenue for straws increased by $4.9 million, or 27% in 2018 to $23.6 million compared with revenue of $18.6 million in 2017. In 2018, the quantity sold increased by 1.6 million kilograms or 86.7% compared to that in 2017. The average selling price of straws decreased by $3.23 per kilogram, or 32.2% to $6.80 per kilogram in 2018.

Our Allentown factory began operation in 2015 and has been 100% devoted solely to straw manufacturing. In 2019, 2018 and 2017, the Allentown factory manufactured 2,150,997 kilograms, 2,302,230 kilograms and 1,736,530 kilograms of straws respectively.

Cups and plates

Revenue for cups and plates increased by $10.7 million, or 29% in 2019 to $48.1 million compared with revenue of $37.4 million in 2018. Sales volume increased by 54.3% compared to 2018. The average selling price decreased from $3.19 to $2.66 per kilogram. We will continue to experience higher growth in this category as the market looks for substitutes for Styrofoam cups and plates which we don’t make. Our more environmentally friendly products in paper and biodegradable plastic materials are the most popular alternatives.

Revenue for cups and plates increased by $3.9 million, or 12% in 2018 to $37.4 million compared with revenue of $33.5 million in 2017. Sales volume increased by 10.7% compared to 2017. The average selling price increased from $3.16 to $3.19 per kilogram.

Other products

Other products include products for family use, party and other entertainment purposes.

Revenue from other products increased by $1.4 million, or 12% in 2019 to $12.5 million compared with revenue of $11.1 million in 2018. The revenue increase was mainly due to a 19.0% increase in average selling price offset by a decrease of 5.7% in sales volume.

Revenue from other products increased by $1.2 million, or 12% in 2018 to $11.1 million compared with revenue of $9.9 million in 2017. The revenue increase was mainly due to an increase of 9.7% in sales volume and a 1.7% increase in average selling price.

Revenue by Geographic Area in 2019 and 2018

(All amounts, other than percentages, in thousands of U.S. dollars)

	2019		2018		Year-over Year Increase
Region	Amount	%	Amount	%	Amount Increase (Decrease)	Percentage Increase (Decrease)
United States	$129,660	85.8%	$118,308	85.3%	$11,352	9.6%
Europe	1,457	1.0%	6,622	4.8%	(5,165)	(78.0)%
China	10,220	6.8%	8,286	6.0%	1,934	23.3%
Canada	5,575	3.7%	1,636	1.2%	3,939	240.8%
Others	4,201	2.7%	3,812	2.7%	389	10.2%
Total	$151,113	100.0%	$138,664	100.0%	$12,449	9.0%

Revenue by Geographic Area in 2018 and 2017

(All amounts, other than percentages, in thousands of U.S. dollars)

	2018		2017		Year-over Year Increase
Region	Amount	%	Amount	%	Amount Increase (Decrease)	Percentage Increase (Decrease)
United States	$118,308	85.3%	$106,564	85.8%	$11,744	11.0%
Europe	6,622	4.8%	6,101	4.9%	521	8.5%
China	8,286	6.0%	7,741	6.2%	545	7.0%
Canada	1,636	1.2%	1,944	1.6%	(308)	(15.8)%
Others	3,812	2.7%	1,859	1.5%	1,953	105.1%
Total	$138,664	100.0%	$124,209	100.0%	$14,455	11.6%

Our sales from the United States market grew significantly in 2019. It increased $11.4 million or 9.6% from $118.3 million in 2018 to $129.7 million in 2019. Our business with QSR customers continued to experience strong growth due to our U.S. manufacturing capability. While this demonstrated our steady growth in the U.S. market, we continued to encounter strong competition especially in the wholesale distribution channel where everyone shops for lower prices from Chinese importers.

Our sales from the United States market grew significantly in 2018. It increased $11.7 million or 11.0% from $106.6 million in 2017 to $118.3 million in 2018.

Our sales from Europe increased $0.5 million or 8.5% from 2017 to 2018, but decreased $5.2 million or 78% from 2018 to 2019 due to a key customer’s close-out. While our sales team is actively searching for new opportunities, due to Europe’s restriction on plastic products, we don’t expect our sales in Europe will increase much, if at all, in 2020.

The Chinese market overtook the European market and became our second largest market since 2016. Sales from the Chinese market increased by $0.5 million, or 7.0% from 2017 to 2018, and increased by $1.9 million, or 23.3% from 2018 to 2019 due to the significant increase of the fast food market in China. As the Chinese fast food industry and consumer dining out behavior are catching up with the U.S. standards, our type of higher quality plastic and paper disposable serviceware products will be in increasing demand in general. However, the impact of COVID-19 on the fast food industry is unknown yet and we do not know if our sales in the Chinese market will keep increasing in 2020.

Our sales from Canada decreased $0.3 million from 2017 to 2018, but increased 240.8% in 2019 to $5.6 million. North America is an established market for disposable products. The growth of the foodservice industry in the US and Canada is boosting the demand for diverse disposable solutions.

Cost of goods sold

Our cost of goods sold increased by approximately $4.6 million or 4.2% to approximately $113.5 million in 2019 from approximately $108.9 million in 2018, which is slower than sales growth in 2019. As a percentage of revenues, the cost of goods sold decreased to 75.1% in 2019 from 79.0% in 2018 mainly because the raw material price dropped in 2019 and our new Wenling factory improved production efficiency.

Our cost of goods sold increased by approximately $10.8 million or 11.0% to approximately $108.9 million in 2018 from approximately $98.1 million in 2017, which is consistent with sales growth in 2018. As a percentage of revenues, the cost of goods sold kept stable as 79.0% in 2018.

Cost of goods sold from Great Plastics (our discontinued business) for the years ended December 31, 2019, 2018 and 2017 were approximately $0, $7.6 million, and $3.1 million, respectively and were included in net loss from discontinued operations.

Gross profit

Our gross profit increased by approximately $7.9 million, or 26.4%, to approximately $37.6 million in 2019 from approximately $29.8 million in 2018. Gross profit margin was 24.9% in 2019, as compared with 21.5% in 2018. The increase of 3.4% point was primarily attributable to lowered raw material unit cost, offset by increased labor cost.

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

Our gross profit from Great Plastics (our discontinued business) for the years ended December 31, 2019, 2018 and 2017 were approximately $0, $(2.0) million, and $(0.08) million, respectively and were included in net loss from discontinued operations.

Our cost and gross profit by product types for fiscal year 2019 and 2018 are as follows:

(All amounts, other than percentages, in thousands of U.S. dollars)

	2019		2018		Variance
	Cost	Gross Profit %	Cost	Gross Profit %	Cost Increase (Decrease)	Gross Profit % Increase (Decrease)
Cutlery	$54,860	20.1%	$55,546	16.5%	$(686)	3.5%
Straws	17,057	22.1%	19,605	16.8%	(2,548)	5.2%
Cups and plates	32,174	33.1%	25,050	33.1%	7,124	0.1%
Others	8,417	32.4%	8,277	25.4%	140	7.0%
Tax	995	N/A	436	N/A	559	N/A
Total	$113,503	24.9%	$108,914	21.5%	$4,589	3.4%

Cost of revenue for cutlery products decreased by approximately $0.7 million to approximately $54.9 million in 2019 compared to $55.5 million in 2018. Gross profit margin was 20.1% and 16.5%, respectively in 2019 and 2018. Gross margin increased due to a 5.0% decrease in unit cost. Cutlery represented the largest portion of sales at 45%.

Cost of revenue for straws was approximately $17.1 million in 2019 compared to approximately $19.6 million in 2018. The gross profit margin was approximately 22.1% in 2019 compared to 16.8% in 2018. The gross margin increased because average selling price declined 42.6% while unit cost declined 44.7%. Straw is a low margin product but we are gaining market share especially in the QSR segment due to our manufacturing in the U.S. and Mexico and price competitiveness. We are improving efficiency at our U.S. operation and lowering manufacturing unit cost. It is an important product to lead into selling other product categories in the QSR segment.

Cost of revenue for cups and plates was around $32.2 million and $25.1 million in 2019 and 2018, respectively. Gross profit margin was 33.1% in 2019 and 2018. Cups and plates remained our highest gross margin product category and we plan to focus on growing this category by engineering new product designs and developing new materials that would improve profit margin.

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

Selling expenses

Selling expenses increased by approximately $1.1 million, or 14.2% to approximately $8.9 million in 2019 compared to approximately $7.8 million in 2018. As a percentage of sales, our selling expenses were 5.9% and 5.6% in 2019 and 2018, respectively. The increase in selling expenses is consistent with the increase of revenues.

Selling expenses increased by approximately $995,000, or 14.6% to approximately $7.8 million in 2018 compared to approximately $6.8 million in 2017. As a percentage of sales, our selling expenses were 5.6% and 5.5% in 2018 and 2017, respectively. The increase in selling expenses is consistent with the increase of revenues.

Selling expenses from Great Plastics (our discontinued business) for the years ended December 31, 2019, 2018 and 2017 were approximately $0, $496,000, and $786,000, respectively and were included in net loss from discontinued operations.

General and administrative expenses

Our general and administrative expenses increased by approximately $1.1 million or 13.6%, to approximately $9.5 million in 2019 from approximately $8.3 million in 2018. As a percentage of revenues, general and administrative expenses were 6.3% and 6.0% in 2019 and 2018, respectively. The level of general and administrative expenses increase was normal based on our substantial increase in business. We were able to keep administrative expense increase to a minimum to generate more operating profits.

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

Our general and administrative expenses from Great Plastics (our discontinued business) for the years ended December 31, 2019, 2018 and 2017 were approximately $28,000, $750,000, and $627,000, respectively and were included in net loss from discontinued operations.

Research and development expenses

Our research and development expenses increased approximately $430,000, or 12.5% to approximately $3.9 million in 2019 compared with approximately $3.4 million in 2018. We expect to increase our R&D expenditures proportionate to our revenue increase, as we continue to conduct research and development activities, especially seeking to increase the use of environmentally-friendly materials, develop biodegradable materials and reduce reliance on fossil-based raw materials.

Our research and development expenses increased approximately $478,000, or 16.2% to approximately $3.4 million in 2018 compared with approximately $3.0 million in 2017.

Our research and development expense from Great Plastics (our discontinued business) for the years ended December 31, 2019, 2018 and 2017 were approximately $0, $0, and $0, respectively and were included in net loss from discontinued operations.

Interest income (expense)

Our net interest expense decreased by approximately $84,000 to approximately $1,652,000 in 2019, from approximately $1,736,000 in 2018.

Our net interest expense increased by approximately $812,000 to approximately $1,736,000 in 2018, from approximately $924,000 in 2017.

Our net interest expense from Great Plastics (our discontinued business) for the years ended December 31, 2019, 2018 and 2017 were approximately $0, $105,000, and $183,000, respectively and were included in net loss from discontinued operations.

The average interest rates for our average outstanding loans in 2019, 2018 and 2017 were 4.66%, 4.89% and 5.07%, respectively. At the time of an initial loan application, different commercial banks determine loan interest rates based on various factors, including general economic conditions in China, internal bank lending policies, the applicant’s credit standing and relative bargaining power.

The bank loan balances as of December 31, 2019, 2018 and 2017 were $27.4 million, $27.1 million and $29.2 million respectively. The average amounts of loan outstanding for 2019, 2018 and 2017 were $27.5 million, $23.7 million and $21.3 million, respectively. We borrow from commercial banks based on our working capital conditions and forecast of business needs. The average amount of loan outstanding in 2019 was higher than 2018 due to expansion of our business. The average amount of loan outstanding in 2018 was higher than 2017 due to expansion of our business.

There is no interest expense associated with notes payable but we are subject to a bank charge. The bank charge is usually 0.05% of the notes payable issued. For the years ended December 31, 2019, 2018 and 2017, bank charges related to notes payable were immaterial.

Subsidy income

Our government subsidy income was approximately $3.0 million in 2019 compared to approximately $1.7 million in 2018. The $1.3 increase was primarily related to a subsidy received from the Wenling, China government for the completion of the Company’s expansion of its newest Wenling facility in China. Our government subsidy income was approximately $1.7 million in 2018 compared to approximately $1.0 million in 2017. Our government subsidy income was all granted by local governments in recognizing our achievements in various areas. All subsidies we received in 2019, 2018 and 2017 were one-time grants and may not occur again in the future. We cannot predict the likelihood or amount of any future subsidies.

Our government subsidy income from Great Plastics (our discontinued business) for the years ended December 31, 2019, 2018 and 2017 were approximately $6,000, $39,000, and $31,000, respectively and were included in net loss from discontinued operations.

Other income (expense)

Other income (expense) was approximately $(38,000) and $66,000 in 2019 and 2018, respectively. The decrease is attributed to decreased income from disposal of property, plant, and equipment and less liability write-off in 2019.

Other income was approximately $66,000 and $52,000 in 2018 and 2017, respectively. The increase is attributed to increased income from disposal of property, plant, and equipment in 2018.

Other income (expense) from Great Plastics (our discontinued business) for the years ended December 31, 2019, 2018 and 2017 were approximately $47,000, $407,000, and $(71,000), respectively and were included in net loss from discontinued operations.

Foreign currency translation gain (loss). The Company recorded $0.3 million, $$0.8 million and $(0.2) million of foreign currency translation gain (loss) in 2019, 2018 and 2017, respectively.

Income before income taxes

Our income before income taxes was approximately $17.0 million in 2019, an increase of approximately $6.0 million or 54.6% compared with approximately $10.9 million in 2018. The increase was primarily attributable to increased sales, increased gross margin, increased subsidy income, offset by increased cost of goods sold, increased operating expense, and increased interest expenses as discussed above.

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

Our income (loss) before income taxes from Great Plastics (our discontinued business) for the years ended December 31, 2019, 2018 and 2017 were approximately $82,000, $289,000, and $35,000, respectively and were included in net loss from discontinued operations.

Provision for income taxes

Our provision for income taxes was approximately $2.6 million in 2019, an increase of approximately $1.4 million or 126.7% from approximately $1.1 million in 2018. The increase was due to the fact that more taxable income was generated from our Chinese subsidiaries compared to 2018. In 2019, taxable income generated from China was $14.4 million compared to $13.3 million in 2018.

Our provision for income taxes was approximately $1.1 million in 2018, an increase of approximately $0.3 million or 42.9% from approximately $0.8 million in 2017. The increase was due to the fact that more taxable income was generated from our Chinese subsidiaries compared to 2017. In 2018, taxable income generated from China was $13.3 million compared to $8.7 million in 2017.

Our provision (benefit) for income taxes from Great Plastics (our discontinued business) for the years ended December 31, 2019, 2018 and 2017 were approximately $(170,000), $221,000, and $36,000, respectively and were included in net loss from discontinued operations.

B. Liquidity and Capital Resources

We are a holding company incorporated in the Cayman Islands. Total Faith, our BVI organized wholly owned subsidiary, owns Taizhou Fuling which in turn owns our U.S. and China assets through its subsidiaries. We may need dividends and other distributions on equity mainly from our PRC subsidiaries to satisfy our liquidity requirements. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our PRC subsidiaries may also allocate a portion of its after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. We have relied on direct payments of expenses by our subsidiaries (which generate revenues), to meet our obligations to date. To the extent payments are due in U.S. dollars, we have occasionally paid such amounts in RMB to an entity controlled by our management capable of paying such amounts in U.S. dollars. Such transactions have been made at prevailing exchange rates and have resulted in immaterial losses or gains on currency exchange but no other profit.

Construction in progress represents costs of construction incurred for the Company’s new plant and equipment. The Company started the construction for its facility expansion in China in April 2016. For the year ended December 31, 2017, construction in progress of approximately $19.3 million was completed and was transferred to property, plant and equipment. For the year ended December 31, 2018, construction in progress of approximately $9.9 million was completed and was transferred to property, plant and equipment. For the year ended December 31, 2019, construction in progress of approximately $5.6 million was completed and was transferred to property, plant and equipment. As of December 31, 2019, the new facility in China is completed.

As of December 31, 2019 and 2018, we had outstanding loans of approximately $27.4 million and $27.1 million from various banks and entities, respectively. To secure this debt, we have pledged some of its properties and machinery, equipment, land use rights as well as other assets in China to several banks. As of December 31, 2019 and 2018, land use rights in the amount of approximately $7.4 million and $7.8 million, and property and buildings in the amount of approximately $13.2 million and $14.1 million, respectively, were pledged for the above loans.

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

As of December 31, 2019 and 2018, we had cash and cash equivalents of approximately $8.6 million and $4.4 million, respectively and restricted cash of approximately $1.1 million and $2.4 million, respectively. We did not have any other short-term investments. As of December 31, 2019, our current assets were approximately $61.3 million, and our current liabilities were approximately $37.0 million, which resulted in a current ratio of 1.67:1. Total FGI’s equity as of December 31, 2019 was approximately $79.1 million. As of December 31, 2018, our current assets were approximately $59.5 million, and our current liabilities were approximately $47.5 million, which resulted in a current ratio of 1.25:1. Total FGI’s equity as of December 31, 2018 was approximately $64.7 million.

We have historically funded our working capital needs from operations, advance payments from customers, bank borrowings, and capital from shareholders. Presently, our principal sources of liquidity are generated from our operations and loans from commercial banks. In China, long-term loans are generally available; however, short-term loans are a more readily accessible source of financing. Long-term loans in China are usually approved by banks for capital expenditures only, such as fixed asset construction or property acquisitions. Our working capital requirements are influenced by the level of our operations, the numerical volume and dollar value of our sales contracts, the progress of execution on our customer contracts, and the timing of accounts receivable collections.

Based on our current operating plan, we believe that our existing resources, including cash generated from operations, bank loans, bank notes payable, and advances from suppliers will be sufficient to meet our working capital requirement for our current operations over the next twelve months. We expect to be able to refinance our short-term loans based on past experience and our good credit history. We do not believe failure to refinance our short-term loans from certain banks will have a significant negative impact on our normal business operations. Our related parties including our major shareholders and affiliate companies are willing to provide us financial support. Although our operating cash flow was positive in 2019, 2018 and 2017, it is possible for us to have negative cash flow in the future, and for our related parties to be unable or unwilling to provide us financial support as needed. If this happened, the failure to refinance our short-term loans could potentially affect our capital expenditure and expansion of business.

From January to March 2020, the Company repaid approximately $7.2 million short term bank loans and $0.9 million notes payable that became due. To take advantage of lower interest rate in first quarter 2020, the Company repaid loans with higher interest rate to reduce financing cost and will replenish with short-term loans when needed. The Company repaid approximately $5.7 million long-term bank loans with higher interest rate prior to maturity, and all other loan payable balance. The Company also borrowed approximately $7.5 million short term bank loans as well as approximately $0.5 million notes payable from various banks in China. All the loans and notes payable are guaranteed by its shareholders and related parties.

The following table sets forth summary of our cash flows from continuing operations for the periods indicated:

(All amounts in thousands of U.S. dollars)

	2019	2018	2017
Net cash provided by operating activities	$11,001	$11,577	$2,474
Net cash used in investing activities	(6,679)	(8,732)	(14,346)
Net cash provided (used) by financing activities	(1,371)	(2,772)	13,838
Effect of exchange rate changes on cash	(61)	(1,147)	(356)
Net increase (decrease) in cash	2,890	(1,074)	1,610
Cash, beginning of year	6,797	7,871	6,261
Cash, end of year	$9,687	$6,797	$7,871

Operating Activities

Net cash provided by operating activities was approximately $11.0 million in 2019, a decrease of $0.6 million compared to cash provided by operating activities of approximately $11.6 million in 2018. The decrease in net cash provided by operating activities was primarily attributable to the following factors:

●	Net income increased approximately $5.2 million in 2019 compared with net income in 2018.

●	Depreciation and amortization expenses increased approximately $1.0 million in 2019 compared with these expenses in 2018.

●	Accounts receivable decreased approximately $3.9 million in 2019, compared with increase of approximately $5.5 million in 2018.

●	Inventories increased approximately $1.5 million in 2019, compared with increase of approximately $3.8 million in 2018.

●	Advance to suppliers increased approximately $1.8 million in 2019, compared with increase of approximately $0.7 million in 2018.

●	Accounts payable decreased by approximately $8.8 million in 2019, compared with an increase of approximately $5.2 million in 2018.

●	Operating lease payable decreased by approximately $1.4 million in 2019, compared with $0 change in 2018.

●	Cash used in operating activities from discontinuing operation amounted to approximately $9,000 in 2019, compared with cash provided by operating activities from discontinuing operation of approximately $1.8 million in 2018.

Net cash provided by operating activities was approximately $11.6 million in 2018, an increase of $9.1 million compared to cash provided by operating activities of approximately $2.5 million in 2017. The increase in net cash provided by operating activities was primarily attributable to the following factors:

●	Accounts receivable increased approximately $5.5 million in 2018, compared with increase of approximately $2.4 million in 2017. The increase in account receivable balance corresponded to the trend of increase in sales. Our sales increased by 11.6% or approximately $14.5 million in 2018 compared with 2017.

●	Accounts payable increased by approximately $5.2 million in 2018, compared with a decrease of approximately $2.3 million in 2017. The increase was primarily due to increased purchase of inventory during 2018 for locking a lower purchase price of raw material.

Investing Activities

Net cash used in investing activities was approximately $6.7 million in 2019. Cash used in investing activities in 2019 mainly included approximately $4.4 million purchase of property and equipment, approximately $2.1 million prepayment of construction and equipment.

Net cash used in investing activities was approximately $8.7 million in 2018. Cash used in investing activities in 2018 mainly included approximately $4.2 million purchase of property and equipment, $9,9 million addition to construction in process (“CIP”), approximately $0.8 million prepayment of construction and equipment, and approximately $5.7 million cash receipt from disposal of Great Plastics property and equipment.

Financing Activities

Net cash used in financing activities was approximately $1.4 million in 2019, including $0.7 million net proceeds from bank loans, $1.1 million net repayment of bank notes and $1.1 million net repayment of other loans. Compared to approximately $2.8 million net cash used in financing activities in 2018, the decrease in net cash used in financing activities in 2019 was primarily attributable to less cash used in discontinuing operations.

Net cash used in financing activities was approximately $2.8 million in 2018, including $0.8 million net repayment of bank loans, $1.4 million net repayment of bank notes and $1.6 million net proceeds from other loans. Compared to approximately $13.9 million net cash provided from financing activities in 2017, the decrease in net cash provided from financing activities in 2018 was primarily attributable to less proceeds from bank loans and bank notes.

In 2019, we completed our new factory construction in Wenling, China. Our material cash requirements in 2020 may include (i) investments of approximately $5.0 million in new production lines of our new factory in Indonesia; (ii) miscellaneous projects in our new factory in Wenling, China. If the demand for our products is expected to grow in the coming years, we may need to add additional manufacturing capacity in Wenling, China, in Allentown factory and in Mexico factory.

Our primary source of cash is currently generated from the sales of our products and bank borrowings. In the coming years, we will be looking to other sources, such as raising additional capital by issuing shares of stock, to meet our cash needs. While facing uncertainties in regards to the size and timing of capital raises, we are confident that we can continue to meet operational needs solely by utilizing cash flows generated from our operating activities and bank borrowings, as necessary.

Loan Facilities

Short-term Borrowings

Short-term borrowings represent amounts due to various banks and other companies normally maturing within one year. The principal of the borrowings is due at maturity. Accrued interest is due either monthly or quarterly.

Short-term borrowings consisted of the following:

		As of	As of
		December 31, 2019	December 31, 2018
Agricultural Bank of China (“ABC”)	(1)	$10,160,735	$8,622,194
China Merchants Bank (“CMB”)	(2)	1,435,132	1,696,441
Industrial and Commercial Bank of China (“ICBC”)	(3)	3,157,290	4,557,315
Bank of China (“BOC”)	(4)	2,152,698	2,724,793
East West Bank (“EWB”)	(5)	-	2,000,000
Pennsylvania Industrial Development Authority – current portion of long-term borrowing (see “long-term borrowing” below)		91,484	89,898
East West Bank loan – current portion of long-term borrowing (see “long-term borrowing” below)		200,000	200,000
Total		$17,197,339	$19,890,641

(1)

During the year ended December 31, 2019, Taizhou Fuling entered into a series of short-term bank loan agreements with ABC for a total amount of $18,972,445. The terms of these loans are one to twelve months with variable interest rates based on the prevailing interest rates. The effective rates are from 4.50% to 5.04% per annum. As of December 31, 2019, $8,811,710 of them had been repaid upon maturity.

During the year ended December 31, 2018, Taizhou Fuling entered into a series of short-term bank loan agreements with ABC for a total amount of $8,622,194. The terms of these loans are six months with variable interest rates based on the prevailing interest rates, respectively. The effective rates are from 4.57% to 5.15% per annum. As of December 31, 2019, all of them had been repaid upon maturity.

(2)

During year ended December 31, 2019, Taizhou Fuling entered into a series of short-term bank borrowing agreements with CMB for a total amount of $7,626,660. The terms of these loans are three to twelve months with variable interest rates based on the prevailing interest rates. The effective rates were from 4.49% to 5.88% per annum. The loans are guaranteed by Zhejiang Special Plastic Ltd. and Taizhou Fuling’s general manager and Chair of the Board. As of December 31, 2019, $6,191,528 had been repaid in full upon maturity.

During year ended December 31, 2018, Taizhou Fuling entered into a series of short-term bank borrowing agreements with CMB for a total amount of approximately $6.3 million (RMB 43.4 million). The terms of these loans are five to twelve months with variable interest rates based on the prevailing interest rates. The effective rates were from 2.40% to 6.09% per annum. The loans are guaranteed by Zhejiang Special Plastic Ltd. and Taizhou Fuling’s general manager and Chair of the Board. As of December 31, 2019, all of them had been repaid in full upon maturity.

(3)

During the year ended December 31, 2019, Taizhou Fuling entered into a series of short-term loan agreements with ICBC for a total amount of $4,521,116. The terms of these loans are three to twelve months with the interest rates ranged from 5.00% to 5.22% per annum. As of December 31, 2019, $1,363,826 of them had been repaid in full upon maturity.

During the year ended December 31, 2018, Taizhou Fuling entered into a series of short-term loan agreements with ICBC for a total amount of $4,557,315. The terms of these loans are five to twelve months with the interest rates ranged from 3.47% to 5.44% per annum. As of December 31, 2019, all of them had been repaid in full upon maturity.

(4)	During the year ended December 31, 2019 and the year ended December 31, 2018, Taizhou Fuling entered into a series of short-term bank borrowing agreements and other financing agreements with BOC. The terms of the loans are five to twelve months, with fixed interest rates based on London InterBank Offered Rate (“LIBOR”) (for loans dominated in USD) or prime loan rates issued by People’s Bank of China (for loans dominated in RMB), plus certain base points. The effective interest rates vary from 3.02% to 5.53% per annum. The loans to Taizhou Fuling are guaranteed by the major shareholders.

(5)	On March 9, 2017, Direct Link entered into a line of credit agreement with East West Bank for $2,000,000 for one year. The annual interest rate is equivalent to LIBOR rate plus 2.75%. On April 7, 2017, Direct Link drew down $1,500,000 with the effective rate of 3.86% per annum. On December 1, 2017, Direct Link drew down another $500,000 with the effective rate of 4.45% per annum. On March 14, 2018, East West Bank approved to extend the loan to June 9, 2018. On June 26, 2018, East West Bank again approved to extend the loan to June 9, 2019. On September 13, 2019, East West Bank approved to extend the loan to September 7, 2021. (See “Long-term Borrowing” below)

Long-term Borrowings

Long-term borrowings represent amounts due to various banks and other companies normally maturing over one year. The principal of the borrowings is due at maturity. Accrued interest is due either monthly or quarterly.

Long-term borrowings consisted of the following:

		As of	As of
		December 31, 2019	December 31, 2018
Pennsylvania Industrial Development Authority – long term	(1)	$566,750	$658,234
Agricultural Bank of China (“ABC”)	(2)	7,161,309	5,815,982
East West Bank (“EWB”) – long term	(3)	2,517,952	729,141
Total		$10,246,011	$7,203,357

(1)	On September 28, 2016, Fuling USA entered into a ten-year Machinery and Equipment Loan Agreement with the Pennsylvania Industrial Development Authority for $937,600, with fixed interest rate of 1.75%. This loan has been collateralized by the machinery and equipment, worth approximately $1.72 million. As of December 31, 2019, the amount of long-term borrowing was $658,234, and it consists of $91,484 of which is due within a year and $566,750 that is due over a year.

Future obligations for payments of this long-term loan are as below:

Twelve months ended December 31,
2020	$91,484
2021	93,098
2022	94,740
2023	96,411
2024	98,112
Thereafter	184,389
Total	$658,234

(2)	In fiscal year 2018, Taizhou Fuling entered into a series of buyer’s credit Loan Agreements with ABC for total of $5,815,982 (RMB 40 million) for 36 months. The effective rates vary from 5.23% to 5.37% per annum. In August 2019, Taizhou Fuling entered into a buyer’s credit Loan Agreement with ABC for total of $1,420,781 (RMB 9.9 million) for 36 months. The effective rate was 4.99% per annum.

(3)	On March 9, 2017, Fuling USA entered into a Delayed Draw Term Loan agreement with East West Bank for $1,000,000. The amount drawn will be turned into a 5-year term loan at LIBOR rate plus 3.00%. The loan is guaranteed by Fuling Global. On April 7 and December 1, 2017, Fuling USA drew down $500,000 (April 2017 Loan) and $500,000 (December 2017 Loan), respectively. April 2017 loan will expire on April 7, 2023 and December 2017 loan will expire on December 1, 2023. Both loans require interest only payment for the first year and require interest and principal payments from second year to sixth year. The initial effective rate was 4.11% per annum. In September 2019, both parties agreed to adjust the effective rate to 4.877%. As of December 31, 2019, the outstanding loan was $717,952, which consists of $200,000 due within a year and $517,952 due over a year.

Future obligations for payments of this long-term loan are as below:

Twelve months ended December 31,
2020	$200,000
2021	200,000
2022	200,000
2023	108,597
2024	9,355
Thereafter	-
Total	$717,952

As of December 31, 2019 and 2018, land use rights in the amount of $7,426,966 and $7,821,842, and property and buildings in the amount of $13,190,384 and $14,071,515, respectively, were pledged for all the above short-term and long-term borrowings.

Bank Notes Payable

Short-term bank notes payables are lines of credit extended by banks that can be endorsed and assigned to vendors as payments for purchases. The notes payable are generally payable within six months. These short-term notes payable are guaranteed by the banks for their full-face value. In addition, the banks usually require the Company to deposit a certain amount of cash (usually range from 30% to 100% of the face value of the notes) at the bank as a guarantee deposit, which is classified on the balance sheet as restricted cash.

The Company had the following bank notes payable as of December 31, 2019:

December 31, 2019
ABC, due various dates from January 26, 2020 to June 20, 2020	$1,802,884
Total	$1,802,884

The Company had the following bank notes payable as of December 31, 2018:

December 31, 2018
ICBC, due May 5, 2019	$286,902
ABC, due various dates from January 4, 2019 to June 27, 2019	2,601,151
Total	$2,888,053

As of December 31, 2019 and 2018, $580,044 and $1,439,063 cash deposits were held by banks as a guaranty for the notes payable, respectively. In addition, as of December 31, 2019 and 2018, notes payable totaling $1,746,914 and $1,448,990 were secured by the properties of the Company and its principal shareholders, respectively.

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

Restrictions on net assets also include the conversion of local currency into foreign currencies, tax withholding obligations on dividend distributions, the need to obtain State Administration of Foreign Exchange approval for loans to a non-PRC consolidated entity. We did not have these restrictions on our net assets as of December 31, 2019, December 31, 2018 and December 31, 2017. We are also a party to certain debt agreements that are secured with collateral on our real property, but such debt agreements do not restrict our net assets and instead only impose restrictions on the pledged property. To the extent we wish to transfer pledged property, we are able to do so subject to the obligation that we settle the loan obligation.

The following table provides the amount of our statutory reserves, the amount of restricted net assets, consolidated net assets, and the amount of restricted net assets as a percentage of consolidated net assets, as of December 31, 2019, 2018 and 2017.

	As of December 31,
	2019	2018	2017
Statutory Reserves	$6,962,390	$5,532,945	$4,617,039
Total Restricted Net Assets	$6,962,390	$5,532,945	$4,617,039
Consolidated Net Assets	$79,115,594	$64,688,467	$57,843,550
Restricted Net Assets as Percentage of Consolidated Net Assets	8.80%	8.55%	7.98%

Total restricted net assets accounted for approximately 8.80% and 8.55% of our consolidated net assets as of December 31, 2019 and 2018, respectively. As our subsidiaries usually set aside only 10% of after-tax net profits each year to fund the statutory reserves and are not required to fund the statutory reserves when they incur losses, we believe the potential impact of such restricted net assets on our liquidity is limited.

Capital Expenditures

We had capital expenditures of approximately $6.7 million, $14.8 million and $15.7 million for the years ended December 31, 2019, 2018 and 2017, respectively for additions to and renovations of our workshops and office buildings; and purchases of equipment in connection with our business activities.

In 2020, we expect our capital expenditures include: (i) investments of approximately $5.0 million in new production lines of our new factory in Indonesia; (ii) miscellaneous projects in our new factory in Wenling, China.

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

Substantially all of the Company’s revenue is derived from product sales. The Company considers purchase orders to be a contract with a customer. Contracts with customers are considered to be short-term when the time between order confirmation and satisfaction of the performance obligations is equal to or less than one year, and virtually all of the Company’s contracts are short-term. The Company recognizes revenue for the transfer of promised goods to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods. The Company typically satisfies its performance obligations in contracts with customers upon shipment of the goods. The Company does not have any contract assets since the Company has an unconditional right to consideration when the Company has satisfied its performance obligation and payment from customers is not contingent on a future event. Generally, payment is due from customers within 40 to 60 days of the invoice date, and the contracts do not have significant financing components nor variable consideration. Returns and allowances are not a significant aspect of the revenue recognition process as historically they have been immaterial. All of the Company’s contracts have a single performance obligation satisfied at a point in time and the transaction price is stated in the contract, usually as a price per unit. All estimates are based on the Company’s historical experience, complete satisfaction of the performance obligation, and the Company’s best judgment at the time the estimate is made. Historically, sales returns have not significantly impacted the Company’s revenue.

Income Tax

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

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company does not believe that there were any uncertain tax positions at December 31, 2019 and 2018.

To the extent applicable, the Company records interest and penalties as general and administrative expenses. The statute of limitations for the Company’s U.S. federal income tax returns and certain state income tax returns subject to examination by tax authorities for three years from the date of filing. As of December 31, 2019, the tax years ended December 31, 2016 through December 31, 2018 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities. As of December 31, 2019, the tax years ended December 31, 2016 through December 31, 2018 for the Company’s U.S. subsidiaries remain open for statutory examination by U.S. tax authorities.

Recently Issued Accounting Pronouncements

New Accounting Pronouncements Recently Adopted

The Company adopted ASU No. 2016-02—Leases (Topic 842) since January 1, 2019, using a modified retrospective transition method permitted under ASU No. 2018-11. This transition approach provides a method for recording existing leases only at the date of adoption and does not require previously reported balances to be adjusted. In addition, we elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allowed us to carry forward the historical lease classification. Adoption of the new standard resulted in the recording of additional lease assets and lease liabilities of approximately $7.5 million and $7.0 million, respectively, as of December 31, 2019. The standard did not materially impact our consolidated net earnings and had no impact on cash flows.

The Company adopted ASU 2018-07, Compensation – Stock Compensation since January 1, 2019. ASU 2018-07 simplifies the accounting for share-based payments granted to nonemployees for goods and services. Under this ASU, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. Adoption of this ASU does not have material impact on the Consolidated Financial Statements.

New Accounting Pronouncements Not Yet Adopted

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. This ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of the Company’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. This ASU is effective for interim and annual periods beginning after December 15, 2019, and early adoption is permitted. The Company will adopt ASU 2016-13 and its related amendments effective January 1, 2020, and the Company does not expect the adoption to have a material effect on its consolidated financial statements.

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

The R&D team has 169 dedicated employees who are researchers and analysts focused on product development and design of systems to automate our production process. Quality control is an important aspect of the teams’ work and ensuring quality at every stage of the process has been a key driver in maintaining and developing brand value for our Company.

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

During years ended December 31, 2019, 2018 and 2017, we spent $3.86 million, $3.43 million and $2.95 million, respectively, on R&D. R&D expenditures in each year were for the following purposes:

	Year Ended December 31,
	2019	2018	2017
	(in millions)	(in millions)	(in millions)
Purpose
Salaries	$1.37	$0.94	$0.70
Materials	1.95	1.98	1.97
Other	0.54	0.51	0.28
Total	$3.86	$3.43	$2.95

We expect to increase our R&D expenditures proportionate to our revenue increase in 2020.

The following chart shows some of our recent research projects.

Project	Source	Year
Recrystallization treatment of high temperature resistant fully degradable tableware	Self-Developed	2019

Food grade high strength high temperature resistant plates	Self-Developed	2019

Modified PLA by full degradation coating	Self-Developed	2019

Antistatic antifog function packaging film	Self-Developed	2019

Prepare high-fill tableware in one step	Self-Developed	2019

Prepared tableware by PP continuous physics method	Self-Developed	2019

HDPE/SBS/ mineral modified GPPS new material	Self-Developed	2019

Preparation of high adhesion PP packaging film	Self-Developed	2019

Lightweight PET water glass	Self-Developed	2019

Modified super tough and high strength PS new material	Self-Developed	2019

Food grade super tough function bend	Self-Developed	2019

New fully degradable foaming material with PLA	Self-Developed	2019

Fully biodegradable food grade straw	R&D cooperation with Beijing Technology and Business University	2018

Light PET cups	Self-Developed	2018

PET tableware modified with surface coating	Self-Developed	2018

High transparency cup lid with high efficiency manufacturing	Self-Developed	2018

New GPPS material with HDPE/SBS/mineral modification	Self-Developed	2018

One-step production of high-filled tableware	Self-Developed	2018

Functional straw development	Self-Developed	2018

High anti-stick PP film production	Self-Developed	2018

PP Continuous physical foaming tableware production	Self-Developed	2018

Storage tray with new barrier to preserve freshness	Self-Developed	2018

Recrystallization heat-resistant full-degradable tableware	Self-Developed	2017

Study of automatic packaging of tableware	Self-Developed	2017

Melt grafted modified polypropylene cutlery	Self-Developed	2017

Controllable bio-degradable polypropylene cutlery	Self-Developed	2017

Highly transparent quick injection molding cutlery	Self-Developed	2017

Natural antibacterial material composite tableware	Self-Developed	2017

Food grade antistatic BOPP Straw wrapping film	Self-Developed	2017

High strength cutlery development	Self-Developed	2017

Light weight PET cup	R&D cooperation with Chinese Academy of Sciences	2017

High heat resistant crystallization CPET oven plate	Self-Developed	2017

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

Proprietary name	Patent No.	Patent type	Application Date	Approval Date	Expiration Date	Authority

A filter straw	zL 2018 2 1301607.3	Utility model	2018.8.13	2019.07.16	2029.07.16	China State Intellectual Property Office
Clamshell to go box	zL 2017 3 0523546.X	Design	2017.10.28	2018.03.02	2028.03.02	China State Intellectual Property Office
To go container	zL 2017 3 0523428.9	Design	2017.10.28	2018.05.08	2028.05.08	China State Intellectual Property Office
Medicine cup	zL 2017 3 0520989.3	Design	2017.10.30	2018.05.08	2028.05.08	China State Intellectual Property Office
Automatic cup stacking machine	zL 2017 2 1448271.9	Utility model	2017.11.02	2018.05.11	2028.05.11	China State Intellectual Property Office
Vacuum suction equipment for knife, fork and spoon manufacturing	zL 2017 2 1674225.0	Utility model	2017.12.05	2018.06.12	2028.06.12	China State Intellectual Property Office
Multifunction intelligent packaging equipment	zL 2016 1 0792046.0	Patent	2016.08.31	2018.07.06	2028.07.06	China State Intellectual Property Office
Cup lid hole punching machine	zL 2017 2 1807920.X	Utility model	2017.12.21	2018.07.10	2028.07.10	China State Intellectual Property Office
Cup lid molding machine	zL 2017 2 1810110.X	Utility model	2017.12.21	2018.07.17	2028.07.17	China State Intellectual Property Office
PET sheet coating machine	zL 2017 2 1807849.5	Utility model	2017.12.21	2018.07.31	2028.07.31	China State Intellectual Property Office
Single screw Extrusion foaming machine	zL 2017 2 1920786.4	Utility model	2017.12.29	2018.07.31	2028.07.31	China State Intellectual Property Office
Cup	US D724,426 S	Design	2014.07.24	2015.03.17	2029.03.17	US Patent and Trademark Office
Set of Clamshell containers	US D793,225 S	Design	2016.02.02	2017.08.01	2026.06.22	US Patent and Trademark Office
A type of disposable spoon	Z1 2016 2 0406977.8	Utility model	2016.05.05	2016.11.16	2026.05.05	China State Intellectual Property Office
A type of disposable cutlery	Z1 2016 2 0401916.2	Utility model	2016.05.05	2016.11.16	2026.05.05	China State Intellectual Property Office
A cup with measuring cup	Z1 2016 2 0640630.X	Utility model	2016.06.22	2017.07.21	2026.06.22	China State Intellectual Property Office
A type of cup combination	Z1 2016 2 0634342.3	Utility model	2016.06.22	2017.01.18	2025.5.24	China State Intellectual Property Office
A type of multi-function smart packaging machine	Z1 2016 2 1002052.3	Utility model	2016.08.31	2017.03.29	2025.5.24	China State Intellectual Property Office
Food grade polypropylene composite material and preparation and uses	ZL 2010 1 0116076.2	Patent	2010.03.02	2013.06.05	2030.03.01	China State Intellectual Property Office
Two section straw packaging and transmission system	ZL 2007 1 0156428.5	Patent	2007.10.26	2010.12.15	2027.10.25	China State Intellectual Property Office
Split-type goblets	ZL 2010 2 0684010.9	Utility model	2010.12.28	2011.08.03	2020.12.27	China State Intellectual Property Office

Proprietary name	Patent No.	Patent type	Application Date	Approval Date	Expiration Date	Authority
Plates	ZL 2010 3 0701465.2	Design	2010.12.29	2011.08.03	2020.12.28	China State Intellectual Property Office
Cup with curled rim	ZL 2011 2 0049179.1	Utility model	2011.02.26	2011.08.24	2021.02.25	China State Intellectual Property Office
Spork	ZL 2010 2 0685416.9	Utility model	2010.12.28	2011.09.07	2020.12.27	China State Intellectual Property Office
Multipurpose fork	ZL 2010 2 0685497.2	Utility model	2010.12.28	2011.10.19	2020.12.27	China State Intellectual Property Office
Anti-counterfeit bags	ZL 2011 2 0049491.0	Utility model	2011.02.26	2011.10.19	2021.02.25	China State Intellectual Property Office
Combined serviceware package	ZL 2010 2 0684440.0	Utility model	2010.12.28	2011.11.09	2020.12.27	China State Intellectual Property Office
Hollow-handle cutlery	ZL 2010 2 0684221.2	Utility model	2010.12.28	2011.11.30	2020.12.27	China State Intellectual Property Office
Serviceware kit (toughened)	ZL 2011 3 0402067.5	Design	2011.11.07	2012.05.16	2021.11.06	China State Intellectual Property Office
Ice cream cup	ZL 2011 2 0561621.9	Utility model	2011.12.29	2012.10.03	2021.12.28	China State Intellectual Property Office
Cover/lid	ZL 2012 3 0240031.6	Design	2012.06.11	2012.10.31	2022.06.10	China State Intellectual Property Office
Cover remover	ZL 2012 2 0285999.5	Utility model	2012.06.16	2013.01.09	2022.06.15	China State Intellectual Property Office
Packaging barrel	ZL 2012 2 0288697.3	Utility model	2012.06.16	2013.01.09	2022.06.15	China State Intellectual Property Office
Bowls	ZL 2012 3 0542829.6	Design	2012.11.09	2013.04.10	2022.11.08	China State Intellectual Property Office
Plates (honeycomb design)	ZL 2012 3 0543240.8	Design	2012.11.09	2013.04.10	2022.11.08	China State Intellectual Property Office
Cutlery with removable structure	ZL 2012 2 0591687.7	Utility model	2012.11.09	2013.05.01	2022.11.08	China State Intellectual Property Office
Bowl for noodles	ZL 2010 3 0701464.8	Design	2010.12.29	2011.06.08	2020.12.28	China State Intellectual Property Office
Combined fork and cutlery	ZL 2010 2 0683337.4	Utility model	2010.12.28	2011.10.19	2020.12.27	China State Intellectual Property Office
Multipurpose clip	ZL 2011 2 0048688.2	Utility model	2011.02.26	2011.10.19	2021.02.25	China State Intellectual Property Office
Water dispenser bucket with handle	ZL 2011 2 0219976.X	Utility model	2011.06.27	2012.01.25	2021.06.26	China State Intellectual Property Office
Plate	ZL 2015 3 0165070.8	Design	2015.05.27	2015.09.02	2025.05.26	China State Intellectual Property Office
Serviceware distribution organization	ZL 2015 2 0307980. X	Utility model	2015.05.13	2015.09.09	2025.05.12	China State Intellectual Property Office
High luminous suction cup	ZL 2015 2 0332164.4	Utility model	2015.05.21	2015.09.23	2025.05.20	China State Intellectual Property Office
High transparent children plate	ZL 2015 2 0343466.1	Utility model	2015.05.25	2015.09.23	2025.05.24	China State Intellectual Property Office
High transparent antiskid serviceware	ZL 2015 2 0343446.4	Utility model	2015.5.25	2015.9.23	2025.5.24	China State Intellectual Property Office

Our Trademarks

In addition to our patents, we also rely on trademarks and service marks to protect our intellectual property and branding. Below is a selected list of our registered marks.

Mark	Owner	Classification Number(1)		Registration Date	Expiration Date		Authority
	Taizhou Fuling Taizhou Fuling	8 – #4712944 21 – #4712943		2008.3.28 2008.12.28	2028.3.27 2028.12.27		China State Administration for Industry and Commerce

	Taizhou Fuling Taizhou Fuling	8 – #4712945 21 – #4712946		2008.3.28 2008.12.28	2028.3.27 2028.12.27		China State Administration for Industry and Commerce

	Taizhou Fuling	21 – #1032903	(2)	2009.11.16	2022.11.16		Intellectual Office Property Register

	Taizhou Fuling Taizhou Fuling	8 – #11235808 21 – #11235777		2013.12.14 2013.12.14	2023.12.13 2023.12.13		China State Administration for Industry and Commerce

	Taizhou Fuling	21 – #8441442		2011.7.14	2021.7.13		China State Administration for Industry and Commerce

	Taizhou Fuling	21 – #11235865		2013.12.14	2023.12.13		China State Administration for Industry and Commerce

	Taizhou Fuling	8 – #11236889		2013.12.14	2023.12.13		China State Administration for Industry and Commerce

	Fuling USA	8 – #4291028		2013.2.19	—	(3)	United States Patent and Trademark Office

(1)	Classification 8 products consist of serviceware (knife, fork and spoon); knife and fork set serviceware; steel knives; chopping knives; ice hammers; spoons; wine ladles; long handle spoons and tongs for sugar cubes. Classification 21 products consist of non-precious metal serviceware (except knives, forks and spoons); enamel and plastic ware for everyday use (including basins, bowls, plates, kettles and cups); ice cream sticks; lunch boxes; utensils for household uses; covers for dishes; paper or plastic cups; ice creams spoons; non-precious serviceware and picnic baskets (including plates and dishes).

(2)	Basing on #4712946 registration in China, we have registered the trademark at the International Bureau of the World Intellectual Property Organization (WIPO) under the Madrid Agreement and Protocol.

(3)	The registration is valid as long as Fuling USA timely files all post registration maintenance documents.

Our Domain Names

We have registered 6 domain names, including www.fulingplastics.com.cn, fulingusa.com, fulingplasticusa.com, domoplastics.com, directlinkusallc.com and domoindustry.com, while only the first two websites are active. We also have the authorization from Ms. Guilan Jiang to use fulingplastics.com. We do not incorporate the information on our websites into this annual report and you should not consider any information on, or that can be accessed through, our websites as part of this annual report.

D. Trend Information

Industry Trends and Company Strategy

We have noted the existence of the following trends since the beginning of 2017, all of which are likely to affect our business to the extent they continue in the future. We are adopting strategies accordingly.

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

The plastic resins we primarily use are polypropylene (“PP”), polystyrene (“PS”) which includes General Purpose Polystyrene (“GPPS”), High Impact Polystyrene (“HIPS”), and Polyethylene Terephthalate (“PET”). We began to use PET in 2016 to produce and fulfill orders of PET cups and cup lids. The following chart shows their percentages of our total cost of raw materials for the years ended December 31, 2019, 2018 and 2017:

	Year Ended December 31,
Raw Material	2019	2018	2017
PP	49.99%	44.93%	44.27%
GPPS	16.10%	17.98%	21.24%
HIPS	2.03%	2.15%	2.46%
PET	8.48%	9.42%	8.84%
Total	76.60%	74.48%	76.81%

The following chart shows the monthly prices of PP, GPPS, HIPS, PET and Brent oil (one kind of crude oil) from January 2017 to March 2020:

	PP ($/LB)	GPPS ($/LB)	HIPS ($/LB)	PET ($/LB)	Brent Oil ($/barrel)
2017
January	0.900	0.970	1.160	0.840	53.200
February	0.919	1.063	1.169	0.830	56.620
March	0.916	1.017	1.182	0.830	53.14
April	0.910	0.976	1.144	0.840	51.15
May	0.914	0.932	1.101	0.820	51.84
June	0.906	0.923	1.092	0.840	47.80
July	0.894	0.934	1.112	0.860	52.63
August	0.886	0.953	1.115	0.870	50.67
September	0.893	0.964	1.131	0.890	56.63
October	0.883	0.964	1.126	0.869	57.93
November	0.892	0.960	1.129	0.873	62.69
December	0.912	0.963	1.132	0.887	66.17
2018
January	0.946	1.011	1.160	0.940	68.00
February	0.965	1.043	1.183	0.950	68.90
March	0.940	1.013	1.178	0.941	63.86
April	0.941	1.011	1.179	0.957	73.86
May	0.947	1.017	1.197	1.011	77.18
June	0.946	1.035	1.198	1.066	77.55
July	0.954	1.049	1.200	0.993	75.35
August	1.119	1.047	1.051	0.965	77.75
September	1.115	1.057	1.078	0.969	81.30
October	1.110	1.066	1.033	1.006	76.87
November	1.051	1.043	0.960	0.983	59.73
December	0.965	1.007	0.947	0.969	53.58
2019
January	0.915	0.979	0.933	0.937	61.11
February	0.983	0.993	0.974	0.915	66.55
March	0.910	0.893	1.083	0.896	67.31
April	0.901	0.916	1.069	0.919	69.52
May	0.901	0.925	1.065	0.856	72.17
June	0.906	0.907	1.065	0.842	60.5
July	0.910	0.888	1.065	0.865	63.6
August	0.910	0.888	1.060	0.824	57.75
September	0.910	0.902	1.056	0.819	61.78
October	0.915	0.902	1.056	0.810	58.32
November	0.901	0.875	1.028	0.792	62.25
December	0.874	0.866	1.024	0.796	66.64
2020
January	0.860	0.834	1.010	0.792	62.14
February	0.869	0.834	1.010	0.706	58.47
decreased	(3.42)%	(14.04)%	(12.92)%	(16.01)%	9.91%

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

We have consistently invested in R&D and new equipment and technology to increase our cost competitiveness. The following chart illustrates the effect:

	2017	2018	2019	Increase (decrease) from 2017 to 2019
Average Worker Annual Salary	$8,628	$9,570	$10,512	21.8%
R&D Expense	$2,953,477	$3,432,188	$3,860,929	30.7%
Productivity Per Employee	$121,572	$111,920	$142,839	17.5%

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

In 2014, we commenced construction of a manufacturing facility in Allentown, Pennsylvania, which provides us a platform to manufacture drinking straws in the United States. The total investment for the project was approximately $10.1 million. The factory in Allentown became operational in June 2015.

Business Development Trends

Our prices fluctuate based on changes in our material costs. We and our long-term customers closely follow changes in such prices and adjust our product prices accordingly. Oil prices declined in 2019 generally compared to prices in 2018, we regained some of the profits with lower raw material costs. However, the higher tariffs stemmed from the trade conflict between China and U.S. created another problem for us and we had to make adjustments in sourcing raw materials for the production in our Allentown factory.

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

F. Tabular Disclosure of Contractual Obligations

Below is a table setting forth all of our contractual obligations as of December 31, 2019:

	Payment Due by Period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Short-Term Debt Obligations	$17,197,339	$17,197,339	$0	$0	$0
Long-Term Debt Obligations	10,246,011	0	9,749,147	312,475	184,389
Bank Acceptance Notes Payable	1,802,884	1,802,884	0	0	0
Other Loan Obligations	4,358,878	2,985,476	1,373,402	0	0
Operating Lease Obligations	8,062,277	1,743,951	2,884,350	1,753,235	1,680,741
Letter of Credit	222,500	222,500	0	0	0
Short-Term Debt Interest Obligations	801,396	801,396	0	0	0
Long-Term Debt Interest Obligations	747,942	477,464	250,309	15,873	4,296
Total	$43,439,227	$25,231,010	$14,257,208	$2,081,583	$1,869,426

G. Safe Harbor

See “SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS.”

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

The following table provides information regarding our senior management, directors and a key U.S. executive as of April 15, 2020:

Name	Age	Position(s)
Xinfu Hu	59	Chief Executive Officer
Guilan Jiang	56	Chair of Board of Directors and Chief Operating Officer
Peng (Gillian) Hu	37	Chief Financial Officer
Sujuan Zhu	48	Director
Jian Cao	69	Director (Independent)
Hong (Simon) He	51	Director (Independent)
Fuyou Cai	54	Director (Independent)
John C. Kunes	71	Executive Vice President of Fuling USA

The business address of all such senior management and directors is 88 Jintang South Ave., East New District, Wenling, Zhejiang Province, People’s Republic of China 317509.

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

Hong (Simon) He. Mr. He has been an independent member of our board of directors since July 2015. Since June 2019, he has been the director of finance of BlackThorn Therapeutics, Inc., a clinical-stage biopharmaceutical company based in California. He manages financial reporting, planning and analysis, internal control and financial system implementation. Mr. He is also a member of the audit committee of Power Solutions International, Inc., an OTC company. Since August 2018 to May 2019, Mr. He was the head of finance and controller of GenapSys, Inc. Since August 2014 to January 2018, Mr. He was the finance director of SciClone Pharmaceuticals, Inc., which is a Nasdaq-listed company with main operations in China. Mr. He was Vice President of Finance and the controller of Augmedix, Inc. from January 2014 to June 2014, where he developed financial accounting and reporting process in compliance with U.S. GAAP. From October 2011 to December 2013, Mr. He was the Vice President of Finance at Baidu Leho.com, which is backed by Baidu, a Nasdaq-listed company. From March 2010 to October 2011, Mr. He was the CFO of Sunity Online Entertainment Ltd., a pre-IPO company. Mr. He is a U.S. Certified Management Accountant and a China Certified Public Accountant. Mr. He earned his Bachelor of Science degree in accounting from Beijing University of Technology in July 1992 and his MBA degree from University of Chicago Booth School of Business in December 2006. We have selected Mr. He to serve on our board of directors and as the Chair of our Audit Committee because of his rich accounting and finance experience.

Fuyou Cai. Mr. Cai has been an independent member of our board of directors since January 2019. Mr. Cai is a partner of Zhejiang Mingquan Law Firm. He has been working at Zhejiang Mingquan Law Firm since May 1995 and received his lawyer’s license in 2010. Mr. Cai has been providing legal services to various companies and governmental agencies. Mr. Cai is also a part-time professor of China University of Political Science and Law and a guest professor of Zhejiang Agricultural University. Mr. Cai earned his Bachelor of Laws degree in 2000 from Zhejiang University and a Master of Laws from Southwest University of Political Science & Law in 2008. We have selected Mr. Cai to serve on our board of directors because of his rich compliance experience.

Executive Officers

Xinfu Hu. Mr. Hu has served as the Chief Executive Officer of the Company since September 2015. Mr. Hu co-founded Taizhou Fuling in October of 1992 with his wife, Ms. Guilan Jiang, and serves as the general manager. Mr. Hu co-founded Great Plastics in March 2010 with his wife, Ms. Guilan Jiang, and Ms. Sujuan Zhu and has served as a supervisor. Mr. Hu is also the legal representative, the general manager and a director of Wenling Yuanheng Real Estate Development Co., Ltd. Mr. Hu is a shareholder of Sanmen Decoration City Market Development Co., Ltd and Hangzhou YaJiu Investment Co., Ltd. Mr. Hu has been certified by Zhejiang Province as a senior economist in 2013. This qualification certifies his qualification and experience in business management, and understanding of the global economic marketplace in which we operate and shows that he has passed certain qualification tests in business field. Mr. Hu is also an engineer. Currently Mr. Hu is Deputy Chair of the China Chamber of Commerce for Import and Export of Light Industrial Products and Arts and Crafts, and a member of Committee of the People’s Political Consultative Conference of Sanmen County. Mr. Hu received his associate degree in business management from Southwest University of Science and Technology in 2006. Our board of directors has chosen Mr. Hu to serve as Chief Executive Officer because of his more than twenty years of experience in our industry.

Peng Hu. Ms. Hu has been our Chief Financial Officer since January 2020. From July 2019 to January 2020, Ms. Hu has been an independent director and the Chair of the Audit Committee of China Eco-Materials Group Co. Limited which is in the process of applying for listing on Nasdaq. From May 8, 2018 to July 2019, Ms. Hu served an independent director and Chair of the Audit Committee of China Xiangtai Food Co., Ltd. (Nasdaq: PLIN). From January 2019 to July 2019, Ms. Hu was the Chief Financial Officer of Hunan Eurbest Nutrition Co., Ltd. She was the Financial Controller at Hunan International Economics University, a subsidiary of Laureate Education, Inc. (Nasdaq: LAUR) from May 2015 to May 2018. Prior to that, Ms. Hu was a Senior Auditor at Friedman LLP from July 2011 to December 2013, a Senior Accountant at China Customs from January 2008 to March 2009, and a Senior Auditor at Ernst & Young from August 2005 to November 2007. Ms. Hu acquired her master’s degree in taxation from Baruch College, Zicklin School of Business, CUNY in August 2011, and her bachelor’s degree in accounting from Tsinghua University, School of Economics and Management in July 2005. Ms. Hu is familiar with Chinese GAAP and US GAAP.

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

B. Compensation

Compensation of Directors and Executive Officers

In 2019, we paid an aggregate of approximately US $427,000 in cash as salaries and fees to our senior executives, officers and directors named in this annual report, and granted an aggregate of 7,853 Ordinary Shares to our former CFO Gilbert Lee. We do not separately set aside any amounts for pensions, retirement or other benefits for our executive officers, other than pursuant to relevant statutory requirements.

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

Election of Officers

Our executive officers are elected by, and serve at the discretion of, our board of directors. Our Chief Operating Officer and Chair of our board of directors, Guilan Jiang is married to the Chief Executive Officer, Xinfu Hu. Sujuan Zhu, one of our board directors, is Guilan Jiang’s ex-sister-in-law. Other than these relationships, there are no familial relationships among any members of the executive officers.

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

The members of the audit committee, the compensation committee and the nominating committee as of December 31, 2019 are set forth below. All such members qualify as independent under the rules of The Nasdaq Capital Market.

Director	Audit Committee		Compensation Committee		Nominating Committee
Jian Cao	(1)		(1	)(2)	(1)
Hong (Simon) He	(1	)(2)(3)	(1)		(1)
Fuyou Cai	(1)		(1)		(1	)(2)

(1)	Committee member

(2)	Committee chair

(3)	Audit committee financial expert

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

D. Employees

As of December 31, 2019, we employed a total of 1,723 full-time and no part time employees in the following functions:

	Number of Employees
Department	December 31, 2019	December 31, 2018	December 31, 2017
Senior Management	28	23	23
Human Resource & Administration	65	61	71
Finance	18	17	18
Research & Development	235	230	230
Material Management	25	18	15
Quality Control	99	90	90
Production	1,226	1,017	1,396
Sales & Marketing	27	20	19
Total	1,723	1,476	1,862

Production employees increased in 2019 because we expanded our global production facilities.

Of our total employees on December 31, 2019, 1,566 were employed in China, and 157 were employed outside of China, including 66 in the United States (not including John Kunes, our U.S. - based Executive Vice President who is an independent contractor), 76 in Mexico and 15 in Indonesia.

Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages.

We are required under PRC law to make contributions to employee benefit plans at specified percentages of our after-tax profit. In addition, we are required by PRC law to cover employees in China with various types of social insurance. In 2019, we contributed approximately $928,000 and $1,138,000 to the employee benefit plans and social insurance, respectively. In 2018, we contributed approximately $991,000 and $1,450,000 to the employee benefit plans and social insurance, respectively. In 2017, we contributed approximately $796,000 and $1,383,000 to the employee benefit plans and social insurance, respectively. The effect on our liquidity by the payments for these contributions is immaterial. We believe that we are in material compliance with the relevant PRC employment laws.

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

Guilan Jiang

We entered into an employment agreement with our Chief Operating Officer and Chair, Ms. Guilan Jiang, effective September 12, 2015. Under the terms of Ms. Jiang’s employment, she is entitled to base compensation of $100,000 per year. From January 1, 2019, her base compensation increased to $120,000 per year.

Ms. Jiang’s employment has no expiration date but may be terminated immediately for cause or at any time by either party upon presentation of 30 days’ prior notice in the event she is unable to perform assigned tasks or the parties are unable to agree to changes to her employment agreement.

Xinfu Hu

We entered into an employment agreement with our Chief Executive Officer, Mr. Xinfu Hu, effective September 12, 2015. Under the terms of Mr. Hu’s employment, he is entitled to base compensation of $100,000 per year. From January 1, 2019, his base compensation increased to $120,000 per year.

Mr. Hu’s employment has no expiration date but may be terminated immediately for cause or at any time by either party upon presentation of 30 days’ prior notice in the event he is unable to perform assigned tasks or the parties are unable to agree to changes to his employment agreement.

Peng Hu

We entered into an employment agreement with our Chief Financial Officer, Ms. Hu, effective January 1, 2020. Under the terms of Ms. Hu’s employment, she is entitled to base compensation of $58,000 per year:

From January 1, 2020 to December 31, 2020, either the Company or Ms. Hu may only terminate the agreement with cause, upon thirty (30) days’ written notice to the other party. From January 1, 2021, either the Company or Ms. Hu may terminate the agreement at any time, for any reason or for no reason, with or without cause, upon thirty (30) days’ written notice to the other party.

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

A. Major Shareholders

The following table sets forth information with respect to beneficial ownership of our Ordinary Shares as of April 15, 2020 by:

●	Each person who is known by us to beneficially own 5% or more of our outstanding Ordinary Shares;

●	Each of our directors and named executive officers; and

●	All directors and named executive officers as a group.

The number and percentage of Ordinary Shares beneficially owned before the offering are based on 15,803,763 Ordinary Shares outstanding as of April 15, 2020. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of April 15, 2020 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at 88 Jintang South Ave., East New District, Wenling, Zhejiang Province, People’s Republic of China 317509.

	Ordinary Shares beneficially owned(1)
	Number	Percent
Directors and Senior Management:
Guilan Jiang (2), Chairwoman	5,541,668	35.1%
Xinfu Hu (2), CEO	0	-
Peng Hu, Chief Financial Officer	0	-
Jian Cao, independent director	12,000	*
Hong (Simon) He, independent director	12,000	*
Fuyou Cai, independent director	0	-
Sujuan Zhu (3), director	2,216,667	14.0%
John C. Kunes, Executive Vice President of Fuling USA	0	-
All directors and executive officers as a group (eight (8) persons)	7,782,335	49.2%
5% or greater Beneficial Owners:
Qian Hu (2)	1,154,104	7.3%
Xinzhong Wang	1,108,333	7.0%
Jinxue Jiang (3)	1,108,333	7.0%

*	Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the Ordinary Shares.

(2)	Ms. Jiang and Mr. Xinfu Hu are married, and Mr. Qian Hu is their adult son. Ms. Jiang holds her shares through Silver Trillion Investments Limited, a British Virgin Islands company which she owns and controls and may be deemed to hold beneficial ownership of such shares. Mr. Qian Hu holds 45,771 shares by himself and 1,108,333 shares through Zheng Hui Investments Limited, a British Virgin Islands company which he owns and controls and may be deemed to hold beneficial ownership of such shares.

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

B. Related party transactions

In addition to the executive officer and director arrangements discussed in “Item 6. Directors, Senior Management And Employees,” below we describe transactions since 2017, to which we have been a participant, in which the amount involved in the transactions is material to us or the related party.

Special Plastics; Mr. Qian Hu

Since the beginning of fiscal 2012, we have had transactions with Special Plastics, a PRC company that is 100% owned by Mr. Qian Hu, a shareholder of FGI and Ms. Jiang’s and Mr. Xinfu Hu’s son. Special Plastics has established an advanced testing center that has been certified by China’s National Accreditation Service for Conformity Assessment. Special Plastics mainly provides some pre-delivery product testing for our products in addition to the testing we conduct ourselves. Special Plastics currently provides these services without additional charge to us. We estimate that we would pay approximately $10,000 per year for these services if Special Plastics did not provide such services, and we do not anticipate that we would encounter any difficulty obtaining such services from a third party. None of Ms. Jiang, Mr. Qian Hu or Special Plastics receives any material benefit from third parties for providing these testing services.

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

During the years ended December 31, 2019, 2018 and 2017, we paid Special Plastics $71,144, $55,715 and $54,550, respectively, for rental of a factory building at 8 Shengpan Road, Guanweitong Village, Wenqiao County.

Great NM; Mr. Qian Hu

Since fiscal 2018, we have had transactions with Great NM, a PRC company that is 60% owned by Mr. Qian Hu, 30% owned by Jinxue Jiang, a 5% shareholder and son of Sujuan Zhu, our director, and 10% owned by an immediate family member of a 5% shareholder. During the years ended December 31, 2019, 2018 and 2017:

(1) We received the rent income of $83,659, $37,599 and $0, respectively, from Great NM for space rent to it;

(2) We purchased $2,202,942, $85,767 and $0 materials from Great NM, respectively;

(3) We sold $6,971, $27,175 and $0 electricity to Great NM, respectively; and

(4) We sold $0, $92,571 and $0 fixed assets in Sanmen Factory to Great NM, respectively.

Ms. Guilan Jiang

To meet our operational needs, Guilan Jiang, our Chair of Board and our Chief Operating Officer, pays expenses for us from time to time without interest. As of December 31, 2019, 2018 and 2017, the balances due to Guilan Jiang were $27,019, $12,200, and $0, respectively.

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

	Market Price Per Share
	High	Low
Yearly:
2015 (from November 4, 2015)	$5.27	2.24
2016	$3.45	1.68
2017	$3.70	2.30
2018	$5.20	2.35
2019	$3.89	1.87
2020 (through April 6, 2020)	$2.50	1.53
Quarterly:
First quarter 2018	$5.20	3.75
Second quarter 2018	$4.35	3.75
Third quarter 2018	$4.00	2.35
Fourth quarter 2018	$4.29	3.01
First quarter 2019	$3.89	2.12
Second quarter 2019	$2.85	1.87
Third quarter 2019	$2.90	1.92
Fourth quarter 2019	$2.86	2.10
First quarter 2020	$2.50	1.53
Monthly:
October 2019	$2.86	2.23
November 2019	$2.70	2.45
December 2019	$2.54	2.10
January 2020	$2.50	2.16
February 2020	$2.41	2.00
March 2020	$2.29	1.53
April 2020 (through April 6, 2020)	$1.69	1.60

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

Our company pays a 13% value added tax and EIT rates of 15% for Taizhou Fuling because it has been certified as a high technology company and thus enjoys a preferable rate. If Taizhou Fuling’s favorable EIT rate were to be terminated or Taizhou Fuling were to fail to qualify to receive this rate, it would be subject to taxation at the standard EIT rate of 25% for enterprise income taxes, unless we were otherwise to qualify for a decreased tax rate.

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

Based on the market price of our Ordinary Shares, the value of our assets and the composition of our assets and income, we believe that we were not a PFIC for our taxable year ended December 31, 2019, 2018 or 2017. However, given the factual nature of the analyses and the lack of guidance, no assurance can be given. We do not expect to be a PFIC for our taxable year ending December 31, 2020. However, because PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year, our actual PFIC status will not be determinable until the close of the taxable year and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year or any future taxable year.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change from year to year. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares, our PFIC status will depend in large part on the market price of our Ordinary Shares. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects including the composition of our income and assets in a given year. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. However, if we cease to be a PFIC, you may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the Ordinary Shares.

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

In 2019, 2018 and 2017, we had $27.5 million, $28.2 million and $22.2 million weighted outstanding bank loans, with weighted average effective interest rate of 4.66%, 4.89% and 5.07% respectively.

As of December 31, 2019, if interest rates increased/decreased by 1%, with all other variables having remained constant, and assuming the amount of bank borrowings outstanding at the end of the year was outstanding for the entire year, profit attributable to equity owners of our company would have been $0.23 million lower/higher, respectively, mainly as a result of higher/lower interest income from our cash and cash equivalents and loan receivables.

As of December 31, 2019, we had no short-term certificates of deposit.

Foreign Exchange Risk

Our functional currency is the RMB, and our financial statements are presented in U.S. dollar. The RMB depreciated by 5.7% in 2018 and 1.3% in 2019. The change in the value of RMB relative to the U.S. dollar may affect our financial results reported in the U.S., dollar terms without giving effect to any underlying change in our business or results of operation.

Currently, our assets, liabilities, revenues and costs are denominated in RMB and in U.S. dollars. Our exposure to foreign exchange risk will primarily relate to those financial assets denominated in U.S. dollars. Any significant revaluation of RMB against U.S. dollar may materially affect our earnings and financial position, and the value of, and any dividends payable on, our Ordinary Shares in U.S. dollars in the future. We reflect the impact of currency translation adjustments in our financial statements under the heading “accumulated other comprehensive income (loss).” For year ended December 31, 2019, we had a negative adjustment of $636,386 for foreign currency translations. For year ended December 31, 2018, we had a negative adjustment of $3,123,851 for foreign currency translations. For year ended December 31, 2017, we had a positive adjustment of $2,172,347 for foreign currency translations. See “Risk Factors — Risks Related to Doing Business in China — Fluctuations in exchange rates could adversely affect our business and the value of our securities.”

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

As of December 31, 2019, the end of the fiscal year covered by this report, our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures. Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2019, our disclosure controls and procedures were ineffective. Such conclusion is due to the presence of material weakness in internal control over financial reporting as described below.

(b)	Management’s annual report on internal control over financial reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. We used the 2013 Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “2013 COSO Framework”) in performing the assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019. Based on the assessment, management determined that, as of December 31, 2019, we did not maintain effective internal control over financial reporting as our accounting staff continues to lack sufficient U.S. GAAP experience and requires further substantial training. Following the identification of the material weaknesses and control deficiencies, we have taken and will continue to take remedial measures, including incorporating U.S. GAAP adjustments and MD&A drafting process into our headquarter financial department function rather than relying on outside consultants on the reporting process. However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting.

(c)	Attestation report of the registered public accounting firm.

Not applicable.

(d)	Changes in internal control over financial reporting.

There have been no changes in our internal controls over financial reporting occurred during the twelve months ended December 31, 2019, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

However, at the beginning of 2020, we have improved our internal controls by incorporating the U.S. GAAP adjustments and MD&A drafting process into our headquarter financial department function, thus we no longer rely on outside consultants on the reporting process.

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

Friedman LLP was appointed by the Company to serve as its independent registered public accounting firm for fiscal 2019. Audit services provided by Friedman LLP for fiscal 2019 included the examination of the consolidated financial statements of the Company; and services related to periodic filings made with the SEC.

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

During fiscal 2019, 2018 and 2017, Friedman LLP’s fees for the annual audit of our financial statements and the quarterly reviews of the financial statements were $190,000, $170,000 and $195,000, respectively.

Audit-Related Fees

The Company has not paid Friedman LLP for audit-related services in fiscal 2019, 2018 and 2017.

Tax Fees

The Company has not paid Friedman LLP for tax services in fiscal 2019, 2018 and 2017.

All Other Fees

The Company has not paid Friedman LLP for any other services in fiscal 2019, 2018 and 2017.

Audit Committee Pre-Approval Policies

Before Friedman LLP was engaged by the Company to render audit or non-audit services, the engagement was approved by the Company’s audit committee. All services rendered by Friedman LLP have been so approved.

Percentage of Hours

The percentage of hours expended on the principal accountants’ engagement to audit our consolidated financial statements for 2019 that were attributed to work performed by persons other than Friedman LLP’s full-time permanent employees was less than 50%.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended December 31, 2019.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

We are incorporated in the Cayman Islands and our corporate governance practices are governed by applicable Cayman Islands law. In addition, because our ordinary shares are listed on The Nasdaq Capital Market, we are subject to Nasdaq’s corporate governance requirements.

As noted above in the risk factor titled “As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, including the requirement that a majority of an issuer’s directors consist of independent directors. If we opt to rely on such exemptions in the future, such decision might afford less protection to holders of our ordinary shares”, The Nasdaq Capital Market allows foreign private issuers like our Company to opt to follow rules that apply in the issuer’s home country instead of a given Nasdaq rule. For example, there are circumstances in which Nasdaq requires a company to obtain Nasdaq-listed companies to get shareholder approval prior to issuing stock, but a foreign private issuer may not need such shareholder approval if their home country does not require it. We agreed not to rely on any home country rules during the period of two years after the completion of our initial public offering (“Voluntary Reporting Period”). As a result, during the Voluntary Reporting Period, we were bound by all of the same Nasdaq rules that a U.S. domestic company listed on The Nasdaq Capital Market would be required to follow. As this period has passed, we can decide to follow home country practice and our board of directors could make such a decision to depart from such requirements by ordinary resolution.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

See Item 18.

Item 18.	Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19.	Exhibits

Exhibit No.	Description of Exhibit	Included	Form	Filing Date

1.1.1	Form of Amended and Restated Articles of Association of the Registrant as currently in effect	By Reference	F-1/A	October 20, 2015

1.1.2	Form of Amended and Restated Memorandum of Association of the Registrant as currently in effect	By Reference	F-1/A	October 20, 2015

2.1	Registrant’s Form of Ordinary Share Certificate	By Reference	F-1/A	October 2, 2015

2.2	Registrant’s Incentive Securities Plan	By Reference	F-1/A	October 2, 2015

4.1	Employment Agreement with Xinfu Hu	By Reference	F-1/A	September 14, 2015

4.2	Employment Agreement with Guilan Jiang	By Reference	F-1/A	September 14, 2015

4.3	Employment Agreement with Peng Hu	Herewith

4.4	First Amendment of Standard Industrial/Commercial Multi-Tenant Lease, by and between CAM 6690 Grant Way, LLC and Fuling Plastic USA, Inc.	By Reference	F-1	July 28, 2015

4.5	Translation of Factory Lease Agreement by and between Zhejiang Special Plastics Technology Co., Ltd. and Taizhou Fuling Plastics Co., Ltd. dated December 28, 2018	Herewith

4.6	Lease Agreement by and among Servicios Interpuerto, S.A. de C.V., Mayenco, S. de R.L. de C.V. and Fuling Plastic USA, Inc.	By Reference	20-F	April 5, 2019

4.7	Translation of Lease Agreement by and between PT Fuling Food Packaging Indonesia, PT Randugarut Plastic Indonesia dated September 20, 2019	Herewith

4.8	Instrument of Transfer by and between Guilan Jiang and Fuling Global Inc.	By Reference	F-1	July 28, 2015

8.1	List of Subsidiaries of the Registrant	Herewith

11.1	Code of Business Conduct and Ethics	By Reference	20-F	March 30, 2016

12.1	Certification of Chief Executive Officer Required by Rule 13a-14(a)	Herewith

12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a)	Herewith

13.1	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code	Herewith

13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code	Herewith

99.1	Press release dated April 15, 2020 titled “Fuling Global Inc. Reports 2019 Financial Results”	Herewith

101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Fuling Global Inc.

Date: April 15, 2020	By:	/s/ Xinfu Hu
		Name:	Xinfu Hu
		Title:	Chief Executive Officer

FULING GLOBAL INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 and 2017

FULING GLOBAL INC. AND SUBSIDIARIES

TABLE OF CONTENTS

Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Fuling Global Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Fuling Global Inc. and its subsidiaries (collectively, the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of matters

As discussed in Note 16 to the consolidated financial statements, which describes the effects of COVID-19 pandemic in the Company’s production facilities. As the situation is controlled and improved, the Company’s manufacturing facilities in China have resumed to 100% capacity since March 17, 2020. Because of the significant uncertainties surrounding the COVID-19 outbreak, the extent of the business disruption and the related financial impact cannot be reasonably estimated by the Company at this time. Our opinion is not modified with respect to this matter.

/s/ Friedman LLP

New York, New York

April 15, 2020

We have served as the Company’s auditor since 2015.

FULING GLOBAL INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2019	2018

ASSETS
Current assets:
Cash and cash equivalents	$8,584,754	$4,400,402
Restricted cash	1,102,591	2,396,993
Accounts receivable, net	23,829,251	27,760,956
Advances to supplier, net	2,299,873	1,255,420
Inventories, net	23,779,671	22,274,613
Security deposits	508,037	-
Prepaid expenses and other current assets	1,194,215	1,394,234
Current assets from discontinued operation	-	37,761
Total current assets	61,298,392	59,520,379

Property, plant and equipment, net	54,103,612	51,836,633
Intangible assets, net	7,882,850	8,157,916
Prepayments for construction and equipment purchases	1,617,584	1,222,888
Security deposits - long term	1,492,537	1,590,671
Other assets	424,648	297,906
Right-of-use lease assets	7,507,445	-
Non-current assets from discontinued operations	-	13,697
Total assets	$134,327,068	$122,640,090

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Short term borrowings	$17,197,339	$19,890,641
Bank notes payable	1,802,884	2,888,053
Advances from customers	267,805	393,749
Accounts payable	10,809,902	18,186,400
Accounts payable-related party	303,083	82,014
Accrued and other liabilities	1,936,320	2,121,304
Other loans payable - current	2,985,476	2,847,859
Taxes payable	182,058	247,635
Deferred gains	154,750	291,170
Due to related party	97,559	12,200
Operating lease liabilities - current	910,897	-
Current liabilities from discontinued operation	-	528,263
Total current liabilities	36,648,073	47,489,288

Deferred tax liability	887,098	577,826
Long term borrowings	10,246,011	7,203,357
Other loans payable - non-current	1,373,402	2,635,567
Operating lease liabilities - non-current	6,103,899	-
Total liabilities	55,258,483	57,906,038

Commitments and contingencies

Shareholders’ equity
Common stock: $0.001 par value, 70,000,000 shares authorized, 15,803,763 and 15,795,910 shares issued and outstanding as of December 31, 2019 and December 31, 2018, respectively	15,804	15,797
Additional paid in capital	30,057,831	30,009,545
Statutory reserve	6,962,390	5,532,945
Retained earnings	45,188,209	31,602,434
Accumulated other comprehensive income	(3,108,640)	(2,472,254)
Total Fuling Global Inc.’s equity	79,115,594	64,688,467

Non-controlling interest	(47,009)	45,585
Total shareholders’ equity	79,068,585	64,734,052

Total liabilities and shareholders’ equity	$134,327,068	$122,640,090

The accompanying notes are an integral part of these consolidated financial statements.

FULING GLOBAL INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years Ended December 31,
	2019	2018	2017

Revenues	$151,113,371	$138,664,272	$124,208,506
Cost of goods sold	113,503,127	108,914,256	98,077,100
Gross profit	37,610,244	29,750,016	26,131,406

Operating expenses
Selling expenses	8,937,988	7,830,280	6,834,645
General and administrative expenses	9,455,186	8,323,207	7,254,270
Research and development expenses	3,860,929	3,430,529	2,953,477
Total operating expenses	22,254,103	19,584,016	17,042,392

Income from operations	15,356,141	10,166,000	9,089,014

Other income (expense):
Interest income	27,637	32,810	57,477
Interest expense	(1,679,609)	(1,768,434)	(981,061)
Subsidy income	2,994,383	1,705,956	1,012,128
Investment loss	(639)	(8,667)	-
Foreign currency transaction gain (loss)	300,097	780,406	(175,271)
Other income (expense), net	(37,951)	65,926	51,607
Total other income (expense), net	1,603,918	807,997	(35,120)

Income before income taxes	16,960,059	10,973,997	9,053,894

Provision for income taxes	2,554,432	1,126,736	788,370

Net income from continuing operations	$14,405,627	$9,847,261	$8,265,524

Discontinued operations:
Net income (loss) from discontinued operations, net of tax	516,999	(88,302)	(1,974,852)
Net income	14,922,626	9,758,959	6,290,672

Less: net income (loss) attributable to non-controlling interest from continuing operations	(92,594)	(104,533)	12,875

Net income attributable to Fuling Global Inc.	$15,015,220	$9,863,492	$6,277,797

Other comprehensive income
Foreign currency translation income (loss)	(636,386)	(3,123,851)	2,172,347
Comprehensive income attributable to Fuling Global Inc.	$14,378,834	$6,739,641	$8,450,144

Earnings(loss) per share - basic and diluted
Continuing operations	$0.91	$0.62	$0.52
Discontinued operations	$0.03	$(0.01)	$(0.13)

Weighted average number of shares - basic and diluted
Continuing operations and discontinued operations	15,796,857	15,782,055	15,759,293

The accompanying notes are an integral part of these consolidated financial statements.

FULING GLOBAL INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

	Common Stock		Additional paid in	Statutory	Retained	Accumulated other comprehensive income	Noncontrolling	Total shareholders’
	Shares	Amount	capital	reserve	earnings	(loss)	interest	equity
Balance at December 31, 2016	15,756,500	$15,757	$29,845,442	$4,017,957	$16,976,133	$(1,520,750)	$137,243	$49,471,782

Issuance of common stock	23,705	24	58,843	-	-	-	-	58,867
Net income	-	-	-	-	6,277,797	-	12,875	6,290,672
Appropriations to statutory reserve	-	-	-	599,082	(599,082)	-	-	-
Foreign currency translation loss	-	-	-	-	-	2,172,347	-	2,172,347

Balance at December 31, 2017	15,780,205	$15,781	$29,904,285	$4,617,039	$22,654,848	$651,597	$150,118	$57,993,668

Issuance of common stock	15,705	16	105,260	-	-	-	-	105,276
Net income	-	-	-	-	9,863,492	-	(104,533)	9,758,959
Appropriations to statutory reserve	-	-	-	915,906	(915,906)	-	-	-
Foreign currency translation gain	-	-	-	-	-	(3,123,851)	-	(3,123,851)

Balance at December 31, 2018	15,795,910	$15,797	$30,009,545	$5,532,945	$31,602,434	$(2,472,254)	$45,585	$64,734,052

Issuance of common stock	7,853	7	48,286	-	-	-	-	48,293
Net income	-	-	-	-	15,015,220	-	(92,594)	14,922,626
Appropriations to statutory reserve	-	-	-	1,429,445	(1,429,445)	-	-	-
Foreign currency translation loss	-	-	-	-	-	(636,386)	-	(636,386)

Balance at December 31, 2019	15,803,763	$15,804	$30,057,831	$6,962,390	$45,188,209	$(3,108,640)	$(47,009)	$79,068,585

The accompanying notes are an integral part of these consolidated financial statements.

FULING GLOBAL INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2019	2018	2017

Cash flows from operating activities
Net income	$14,922,626	$9,758,959	$6,290,672
Net income (loss) from discontinued operations	516,999	(88,302)	(1,974,852)
Net income from continuing operations	14,405,627	9,847,261	8,265,524
Adjustments to reconcile net income to net cash provided by operating activities:
Stock based compensation	48,293	105,276	58,867
Depreciation and amortization	5,438,305	4,406,888	3,611,510
Bad debt provisions (recovery)	(85,780)	(3,372)	154,051
Unrealized (gains) losses	(234,786)	(4,849)	34,417
Inventory reserve	(1,531)	38,716	22,818
Loss (gain) on disposal of fixed assets	328,860	(30,981)	43,172
Amortization of operating lease right-of-use assets	938,792	-	-
Changes in operating assets:
Accounts receivable	3,896,034	(5,547,070)	(2,414,707)
Advances to suppliers	(1,779,598)	(733,643)	(40,504)
Inventories	(1,481,821)	(3,805,026)	(3,408,394)
Other assets	43,820	704,459	(1,969,564)
Security deposit	(434,229)	(359,340)	(523,839)
Changes in operating liabilities:
Accounts payable	(8,784,340)	5,195,799	(2,285,276)
Accounts payable-related party	224,037	85,253	-
Advance from customers	(122,446)	(301,971)	(43,339)
Deferred gains	(53,740)	216,506	(583,978)
Deferred tax liability	319,483	600,646	-
Taxes payable	(63,816)	(40,248)	(258,589)
Operating leases payable	(1,431,507)	-	-
Accrued and other liabilities	(159,720)	(566,821)	1,270,299
Net cash provided by operating activities from continuing operations	11,009,937	9,807,483	1,932,468
Net cash provided by (used in) operating activities from discontinuing operations	(8,903)	1,770,101	542,170
Net cash provided by operating activities	11,001,034	11,577,584	2,474,638

Cash flows from investing activities
Purchase of property and equipment	(6,494,867)	(4,923,666)	(6,868,758)
Additions to construction in progress	(216,839)	(9,878,241)	(10,231,413)
Cash receipts from disposal property and equipment	6,079	272,055	13,352
Cash increase in certificates of deposit	-	103,967	1,479,874
Receipt of deposit and prepayments for construction and equipment purchase	-	-	1,358,566
Purchase of intangible assets	(1,530)	(6,589)	(2,602)
Cash from discontinued business	28,210	(18,684)	64,208
Net cash used in investing activities from continuing operations	(6,678,947)	(14,451,158)	(14,186,773)
Net cash provided by (used in) investing activities from discontinuing operations	-	5,719,074	(159,086)
Net cash used in investing activities	(6,678,947)	(8,732,084)	(14,345,859)

Cash flows from financing activities
Proceeds from short-term borrowings	35,251,206	33,213,599	31,239,350
Repayments of short-term borrowings	(36,011,645)	(39,629,404)	(20,342,692)
Proceeds from long-term borrowings	1,432,955	5,631,163	1,048,749
Repayments of long-term borrowings	(11,189)	-	-
Proceeds from bank notes payable	4,505,958	5,947,885	7,002,823
Repayments of bank notes payable	(5,562,637)	(7,309,428)	(4,871,021)
Proceeds from related party loans	86,399	-	-
Repayments of related party loans	-	(24,930)	(57,148)
Proceeds from other loans payable	1,723,888	5,784,874	2,906,977
Repayments of other loans payable	(2,786,323)	(4,144,246)	(2,638,787)
Net cash provided by (used in) financing activities from continuing operations	(1,371,388)	(530,487)	14,288,251
Net cash (used in) financing activities from discontinuing operations	-	(2,241,606)	(450,272)
Net cash provided by (used in) financing activities	(1,371,388)	(2,772,093)	13,837,979

Effect of exchange rates changes on cash and cash equivalents	(60,749)	(1,146,890)	(356,466)

Net increase (decrease) in cash and cash equivalents and restricted cash	2,889,950	(1,073,483)	1,610,292

Cash and cash equivalents and restricted cash, beginning of year	6,797,395	7,870,878	6,260,586

Cash and cash equivalents and restricted cash, end of year	$9,687,345	$6,797,395	$7,870,878

Cash and cash equivalents and restricted cash, end of year	$9,687,345	$6,797,395	$7,870,878
Less: restricted cash	1,102,591	2,396,993	3,767,081
Cash and cash equivalents, end of year	$8,584,754	$4,400,402	$4,103,797

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest paid	$1,680,758	$1,329,377	$836,401
Income tax paid	$2,624,598	$331,997	$1,433,998
Non-cash investing activities:
Right-of-assets obtained in exchange for operating lease obligations	$8,447,325	$-	$-
Transfer from construction in progress to fixed assets	$5,610,267	$9,918,862	$15,545,784
Fixed assets obtained in exchange for accounts payable	$1,551,975	$851,966	$1,162,202
Transfer from advance payments to fixed assets	$2,445,471	$170,281	$191,868

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

Taizhou Fuling has three wholly-owned subsidiaries, Direct Link USA LLC (“Direct Link”), Fuling Plastic USA, Inc. (“Fuling USA”) and Wenling Changli Import and Export Co., Ltd (“Wenling Changli”), which was established in September 2016 in China. Zhejiang Great Plastics Technology Co., Ltd. (“Great Plastics”) was a wholly-owned subsidiary, which was dissolved in October 2019. PT Fuling Food Packaging Indonesia Co., Ltd. (“Fuling Indonesia”), 80% owned by Taizhou Fuling and 20% by Fuling USA, was incorporated in September 2019 in Indonesia.

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

On November 22, 2018, Great Plastics signed sales contracts with a third party to sell the land and buildings previously used as one of its manufacturing factories in China (aka, the “Sanmen Factory”) for total cash consideration of RMB 40.2 million (approximately US$5.8 million). The Company sold all related machines and equipment to Taizhou Fuling and Zhejiang Great New Materials Co., Ltd. (“Great NM”). Great NM is a company 60% owned by Mr. Qian Hu, 30% owned by Jinxue Jiang, a 5% shareholder and son of Sujuan Zhu, our director, and 10% owned by an immediate family member of a 5% shareholder. The Company dissolved and deregistered Great Plastics in November 2019. Certain prior period amounts of Great Plastics have been reclassified to conform to the current period presentation as discontinued operation. Such reclassifications had no effect on net income or cash flows as previously reported.

On December 11, 2018, Fuling USA signed a service agreement with a Mexican local shelter services company, which provides services of administration, accounting, compliance, import/export, and human resources, etc., for Fuling USA’s Mexico operation. The local shelter services company established a shelter company (“Mexico Factory”) which is not legally owned by Fuling USA. Fuling USA pays for all the costs and expenses for the operation. According to the agreement, Mexico Factory is obligated to manufacture, assemble and deliver the products to Fuling USA or to whom Fuling USA appoints. Although Fuling USA doesn’t legally own the equity interest of Mexico Factory, Fuling USA has the ability to control and manage Mexico Factory’s production and operation. In addition, Mexico Factory’s equity at risk is not sufficient to permit it to operate without additional subordinated financial support from Fuling USA. Based on these facts, Fuling USA has effective control over Mexico Factory and Fuling USA is the primary beneficiary of Mexico Factory. Based on these facts, Mexico Factory is considered a VIE of Fuling USA under ASC 810-10-05-08A. Accordingly, Fuling USA consolidates Mexico’s operating results, assets and liabilities.

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

In accordance with accounting standards regarding consolidation of variable interest entities, VIEs are generally entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders lack adequate decision-making ability. All VIEs with which the Company is involved must be evaluated to determine the primary beneficiary of the risks and rewards of the VIE. The primary beneficiary is required to consolidate the VIE for financial reporting purposes.

The Company has concluded that Domo is a VIE, based on the facts that Total Faith has a majority of voting rights on the board of directors and is obligated to absorb a majority of the risk of loss from Domo’s economic performance. Based on our evaluation of the VIE, we are the primary beneficiary of its risks and rewards; therefore, we consolidate Domo for financial reporting purposes.

As described in Note 1, management of the Company has concluded that Mexico Factory is a VIE. Although the equity interest of Mexico Factory is 100% owned by Mexican local shelter services company in the form, Fuling USA is considered the primary beneficiary because Fuling USA is obligated to absorb the risks and rewards of Mexico Factory; therefore, the Company consolidates Mexico Factory for financial reporting purposes, and non-controlling interests result of Mexico Factory is absorbed by Fuling USA rather than the Mexican local shelter services company.

Fuling USA has the ownership for the assets and obligation for the liabilities of Mexico Factory, and any assets or liabilities of Mexico Factory are recorded on the books of Fuling USA accordingly. Fuling USA pays all the expenses and receives all the income of Mexico Factory, as a result, Mexico Factory is a pass-through entity with no profit or loss of its own.

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

The following tables represent the financial information of the consolidated VIE as of December 31, 2019 and 2018 before eliminating the intercompany balances and transactions between the VIE and other entities within the Company:

	December 31,	December 31,
	2019	2018

ASSETS
Current assets:
Cash and cash equivalents	$266,750	$561,340
Accounts receivable, net	1,339,633	1,829,084
Inventories, net	1,982,601	2,004,603
Due from related party	-	437
Total current assets	3,588,984	4,395,464

Total assets	$3,588,984	$4,395,464

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Amounts due to inter-companies(1)	$3,286,627	$3,664,964
Advances from customers	-	21,571
Accounts payable	380,219	609,818
Taxes payable	12,217	4,455
Due to related party	2,094	-
Total current liabilities	3,681,157	4,300,808

Total liabilities	3,681,157	4,300,808

Net assets	$(92,173)	$94,656

(1)	Amount due from/to inter-companies consist of intercompany receivables/payables to other entities within the Company.

	For the years ended
	December 31, 2019	December 31, 2018	December 31, 2017

Revenue	$13,653,381	$10,858,274	$9,744,914
Net income (loss)	$(181,557)	$(204,967)	$25,246

	For the years ended
	December 31, 2019	December 31, 2018	December 31, 2017

Net cash provided by (used in) operating activities(1)	$(297,121)	$(1,021,593)	$296,037
Net cash provided by (used in) financing activities	$2,531	$1,475,795	$(376,338)
Net (decrease) increase in cash and cash equivalents	$(294,590)	$454,202	$(80,301)

(1)	Intercompany balances are eliminated upon consolidation.

Non-controlling Interests

Non-controlling interests represents the individual shareholder’s proportionate share of 51% of equity interest in Domo and 100% of equity interest in Mexico Factory. Fuling USA is obligated to absorb the risks and rewards of Mexico Factory according to the contractual arrangement, so the non-controlling interests result of Mexico Factory is absorbed by Fuling USA rather than the Mexican local shelter services company.

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

As of December 31, 2019 and 2018, the Company had restricted cash of $1,102,591 and $2,396,993, respectively, of which $580,044 and $1,439,064, respectively, was related to the bank acceptance notes payable (see Note 9), and $342,158 and $649,675, respectively, was related to the letters of credit (see Note 12). The remaining $180,389 and $308,254, respectively, were related to other miscellaneous deposits made in bank.

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

Property, Plant and Equipment

Property and equipment are stated at cost. The straight-line depreciation method is used to compute depreciation over the estimated useful lives of the assets, as follows:

Items	Useful life
Property and buildings	10–20 years
Leasehold improvements	Lesser of useful life and lease term
Machinery equipment	3–10 years
Automobiles	4–10 years
Office equipment and furniture	3–5 years

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

Impairment of Long-lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of December 31, 2019 and 2018.

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

Substantially all of the Company’s revenue is derived from product sales. The Company considers purchase orders to be a contract with a customer. Contracts with customers are considered to be short-term when the time between order confirmation and satisfaction of the performance obligations is equal to or less than one year, and virtually all of the Company’s contracts are short-term. The Company recognizes revenue for the transfer of promised goods to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods. The Company typically satisfies its performance obligations in contracts with customers upon shipment of the goods. The Company does not have any contract assets since the Company has an unconditional right to consideration when the Company has satisfied its performance obligation and payment from customers is not contingent on a future event. Generally, payment is due from customers within 40 to 60 days of the invoice date, and the contracts do not have significant financing components nor variable consideration. Returns and allowances are not a significant aspect of the revenue recognition process as historically they have been immaterial. All of the Company’s contracts have a single performance obligation satisfied at a point in time and the transaction price is stated in the contract, usually as a price per unit. All estimates are based on the Company’s historical experience, complete satisfaction of the performance obligation, and the Company’s best judgment at the time the estimate is made. Historically, sales returns have not significantly impacted the Company’s revenue.

The Company disaggregates its revenue from contracts by products and region, as we believe it best depicts the nature and source of the revenue. The Company’s disaggregation of revenues for the year ended December 2019, 2018 and 2017 is disclosed in Note 15.

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

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company does not believe that there were any uncertain tax positions at December 31, 2019 and 2018.

To the extent applicable, the Company records interest and penalties as general and administrative expenses. The statute of limitations for the Company’s U.S. federal income tax returns and certain state income tax returns subject to examination by tax authorities for three years from the date of filing. As of December 31, 2019, the tax years ended December 31, 2016 through December 31, 2018 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities. As of December 31, 2019, the tax years ended December 31, 2016 through December 31, 2018 for the Company’s U.S. subsidiaries remain open for statutory examination by U.S. tax authorities.

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

Foreign Currency Translation

The Company’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. The Company uses Indonesian rupiah (“IDR”) in Fuling Indonesia as functional currency. Our financial statements are reported using U.S. Dollars. The results of operations and the statement of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income included in statement of changes in equity. Gains and losses from foreign currency transactions are included in the consolidated statement of income and comprehensive income.

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

	December 31, 2019	December 31, 2018	December 31, 2017

Period-end spot rate	US $1=RMB 6.9680	US $1=RMB 6.8776	US $1=RMB 6.5074
	US $1=IDR 13,864.71	NA	NA

Average rate	US $1=RMB 6.9088	US $1=RMB 6.6163	US $1=RMB 6.7578
	US $1=IDR 14,142.41	NA	NA

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

The Company considers the recorded value of its financial assets and liabilities, which consist primarily of cash and cash equivalents, restricted cash, accounts receivable, inventories, advance to suppliers, accounts payable, accrued expenses and other liabilities, advances from customers, notes payable to approximate the fair value of the respective assets and liabilities at December 31, 2019 and 2018 based upon the short-term nature of the assets and liabilities.

The Company believes that the carrying amount of the short-term borrowings approximates fair value at December 31, 2019 and 2018 based on the terms of the borrowings and current market rates as the rate is reflective of the current market rate.

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

As of December 31, 2019 and 2018, $6,771,075 and $4,116,684, respectively, of the Company’s cash and cash equivalents, and restricted cash were on deposit at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure.

Substantially all of the Company’s sales are made to customers that are located primarily in the USA and Europe. The Company’s operating results could be adversely affected by the government policy on exporting business, foreign exchange rate fluctuation, and local market condition change. The Company has a concentration of its revenues and receivables with specific customers. For the year ended December 31, 2019, no customer accounted for more than 10% of total revenue. For the year ended December 31, 2018, no customer accounted for more than 10% of total revenue. As of December 31, 2019, one customer’s account receivable accounted for 18.9% of the total outstanding accounts receivable balance. As of December 31, 2018, one customer’s account receivable accounted for 14% of the total outstanding accounts receivable balance.

For the year ended December 31, 2019, the Company purchased approximately 10.2% of its raw materials from one supplier. For the year ended December 31, 2018, the Company purchased approximately 12% of its raw materials from one supplier. As of December 31, 2019, advanced payments to three major suppliers accounted for 23.5%, 22.1% and 17.8% of the total advance payments outstanding. As of December 31, 2018, advanced payments to two major suppliers accounted for 20% and 15% of the total advance payments outstanding.

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

Recent Accounting Pronouncements

New Accounting Pronouncements Recently Adopted

The Company adopted ASU No. 2016-02—Leases (Topic 842) since January 1, 2019, using a modified retrospective transition method permitted under ASU No. 2018-11. This transition approach provides a method for recording existing leases only at the date of adoption and does not require previously reported balances to be adjusted. In addition, we elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allowed us to carry forward the historical lease classification. Adoption of the new standard resulted in the recording of additional lease assets and lease liabilities of approximately $7.5 million and $7.0 million, respectively, as of December 31, 2019. The standard did not materially impact our consolidated net earnings and had no impact on cash flows.

The Company adopted ASU 2018-07, Compensation – Stock Compensation since January 1, 2019. ASU 2018-07 simplifies the accounting for share-based payments granted to nonemployees for goods and services. Under this ASU, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. Adoption of this ASU does not have material impact on the Consolidated Financial Statements.

New Accounting Pronouncements Not Yet Adopted

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. This ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of the Company’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. This ASU is effective for interim and annual periods beginning after December 15, 2019, and early adoption is permitted. The Company will adopt ASU 2016-13 and its related amendments effective January 1, 2020, and the Company does not expect the adoption to have a material effect on its consolidated financial statements.

NOTE 3 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	As of	As of
	December 31, 2019	December 31, 2018
Trade accounts receivable	$23,934,283	$27,984,656
Less: allowance for doubtful accounts	(105,032)	(223,700)
Accounts receivable, net	$23,829,251	$27,760,956

NOTE 4 – INVENTORY, NET

Inventories consisted of the following:

	As of	As of
	December 31, 2019	December 31, 2018
Raw materials	$6,601,010	$7,011,718
Work-in-progress	1,859,907	1,387,111
Finished goods	15,489,159	14,047,720
Less: inventory valuation allowance	(170,405)	(171,936)
Total inventory	$23,779,671	$22,274,613

NOTE 5 – PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	As of	As of
	December 31, 2019	December 31, 2018
Property and buildings	$30,262,851	$26,766,432
Leasehold improvement	3,971,202	2,376,165
Machinery and equipment (1)	36,719,216	34,006,697
Automobiles	980,823	1,006,032
Office and electric equipment	1,344,561	948,090
Subtotal	73,278,653	65,103,416
Construction in progress	492,429	2,393,006
Less: accumulated depreciation	(19,667,470)	(15,659,789)
Property and equipment, net	$54,103,612	$51,836,633

(1)	A total amount of $9,880,813 machinery was related to the finance lease transaction (see Note 11).

Depreciation expense was $5,266,096, $4,227,620 and $3,437,207 for the years ended December 31, 2019, 2018 and 2017, respectively.

Construction in progress(“CIP”) represents costs of construction incurred for the Company’s new plant and equipment.

The Company started the construction for its facility expansion in Wenling, China in April 2016. For the year ended December 31, 2018, construction in progress of approximately $9.9 million was completed and was transferred to property, plant and equipment. For the year ended December 31, 2019, construction in progress of approximately $5.6 million was completed and was transferred to property, plant and equipment. As of December 31, 2019, the new facility in China is completed.

In December 2018, the Company signed a building lease agreement with the local Interpuerto Industrial Park in Monterrey, Mexico to set up a manufacturing facility (“the Mexico factory”). The Mexico factory build began in April 2019 followed by equipment installation. On August 19, 2019, the Mexico factory officially began production. As of December 31, 2019, CIP related to the Mexico factory amounted to $424,880.

In September 2019, Fuling Indonesia signed a ten-year land and building lease agreement with a third party in Central Java, Indonesia. The Company expects to install 64 production lines of manufacturing equipment totalling approximately $5 million during 2020. As of December 31, 2019, CIP related to the Indonesia factory amounted to $0.

NOTE 6 – INTANGIBLE ASSETS, NET

Intangible assets, net consisted of the following:

	As of	As of
	December 31, 2019	December 31, 2018
Land use rights	$8,618,121	$8,731,398
Trademarks	13,540	13,718
Patents	8,786	7,365
Total	8,640,447	8,752,481
Less: accumulated amortization	(757,597)	(594,565)
Intangible assets, net	$7,882,850	$8,157,916

Amortization expense was $172,209, $179,268 and $174,303 for the years ended December 31, 2019, 2018 and 2017, respectively.

Estimated future amortization expense for intangible assets is as follows:

Periods ending December 31,	Amortization expense

2020	$174,208
2021	174,011
2022	173,789
2023	173,359
2024	173,283
Thereafter	7,014,200
$7,882,850

NOTE 7 – RIGHT OF USE LEASE ASSETS

The Company has six operating leases for manufacturing facilities and offices. One lease includes an option to renew, which is at the Company’s sole discretion. The renewal to extend the lease terms is not included in our right of use assets and lease liabilities as it is not reasonably certain of exercise. The Company regularly evaluates the renewal options, and, when it is reasonably certain of exercise, it will include the renewal period in its lease term. New lease modifications result in remeasurement of the right of use asset and lease liability. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Effective January 1, 2019, the Company adopted the new lease accounting standard using a modified retrospective transition method which allowed the Company not to recast comparative periods presented in its consolidated financial statements. In addition, the Company elected the package of practical expedients, which allowed the Company to not reassess whether any existing contracts contain a lease, to not reassess historical lease classification as operating or finance leases, and to not reassess initial direct costs. The Company has not elected the practical expedient to use hindsight to determine the lease term for its leases at transition. The Company combines the lease and non-lease components in determining the ROU assets and related lease obligation. Adoption of this standard resulted in the recording of operating lease ROU assets and corresponding operating lease liabilities as disclosed below and had no impact on accumulated deficit as of December 31, 2019. ROU assets and related lease obligations are recognized at commencement date based on the present value of remaining lease payments over the lease term.

Company’s operating leases primarily include leases for office space and manufacturing facilities. The current portion of operating lease liabilities and the non-current portion of operating lease liabilities are presented on the consolidated balance sheet. On January 1, 2019, the ROU assets and related lease liabilities recognized were $3,935,926 and $3,935,926, respectively. Total lease expense amounted to $1,156,051, which included $217,259 interest and $938,792 amortization expenses of ROU assets. Total cash paid for operating leases amounted to $1,571,139 for the year ended December 31, 2019.

Supplemental balance sheet information related to operating leases was as follows:

December 31, 2019
Right-of-use assets	$7,507,445

Operating lease liabilities - current	$910,897
Operating lease liabilities - non-current	6,103,899
Total operating lease liabilities	$7,014,796

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of December 31, 2019:

Remaining lease term and discount rate:
Weighted average remaining lease term (years)	3.8
Weighted average discount rate	5.00%

The Company rents space from one of its related parties. For the years ended December 31, 2019 and 2018, the total rent expense was $71,144 and $55,715, respectively.

The Company’s subsidiary Fuling USA leases manufacturing facility under operating leases. Operating lease expense amounted $575,971 and $534,589 for the years ended December 31, 2019 and 2018, respectively.

On December 20, 2018, the Company entered into a five-year lease agreement with a third party for its manufacturing facility in Mexico (see Note 1) in Mexico. The rent expense amounted $407,081 and $10,514 for the years ended December 31, 2019 and 2018, respectively.

On March 29, 2019, the Company entered into a lease agreement with a third party for office use from March 29, 2019 to May 27, 2022. The rent expense for year ended December 31,2019 amounted to $19,630.

In September 2019, the Company signed a ten-year land and building lease agreement with a third party in Central Java, Indonesia. The lease expense amounted $82,225 the years ended December 31, 2019.

The following is a schedule of maturities of lease liabilities as of December 31, 2019:

2020	$1,743,951
2021	1,973,521
2022	910,829
2023	1,556,304
2024	196,931
Thereafter	1,680,741
Total lease payments	8,062,277
Less: imputed interest	(1,047,481)
Present value of lease liabilities	$7,014,796

NOTE 8 – SHORT-TERM AND LONG-TERM BORROWINGS

Short-term Borrowings

Short-term borrowings represent amounts due to various banks and other companies normally maturing within one year. The principal of the borrowings is due at maturity. Accrued interest is due either monthly or quarterly.

Short-term borrowings consisted of the following:

		As of	As of
		December 31, 2019	December 31, 2018
Agricultural Bank of China (“ABC”)	(1)	$10,160,735	$8,622,194
China Merchants Bank (“CMB”)	(2)	1,435,132	1,696,441
Industrial and Commercial Bank of China (“ICBC”)	(3)	3,157,290	4,557,315
Bank of China (“BOC”)	(4)	2,152,698	2,724,793
East West Bank (“EWB”)	(5)	-	2,000,000
Pennsylvania Industrial Development Authority – current portion of long-term borrowing (see “long-term borrowing” below)		91,484	89,898
East West Bank loan – current portion of long-term borrowing (see “long-term borrowing” below)		200,000	200,000
Total		$17,197,339	$19,890,641

(1)

During the year ended December 31, 2019, Taizhou Fuling entered into a series of short-term bank loan agreements with ABC for a total amount of $18,972,445. The terms of these loans are one to twelve months with variable interest rates based on the prevailing interest rates. The effective rates are from 4.50% to 5.04% per annum. As of December 31, 2019, $8,811,710 of them had been repaid upon maturity.

During the year ended December 31, 2018, Taizhou Fuling entered into a series of short-term bank loan agreements with ABC for a total amount of $8,622,194. The terms of these loans are six months with variable interest rates based on the prevailing interest rates, respectively. The effective rates are from 4.57% to 5.15% per annum. As of December 31, 2019, all of them had been repaid upon maturity.

(2)

During year ended December 31, 2019, Taizhou Fuling entered into a series of short-term bank borrowing agreements with CMB for a total amount of $7,626,660. The terms of these loans are three to twelve months with variable interest rates based on the prevailing interest rates. The effective rates were from 4.49% to 5.88% per annum. The loans are guaranteed by Zhejiang Special Plastic Ltd. and Taizhou Fuling’s general manager and Chair of the Board. As of December 31, 2019, $6,191,528 had been repaid in full upon maturity.

During year ended December 31, 2018, Taizhou Fuling entered into a series of short-term bank borrowing agreements with CMB for a total amount of approximately $6.3 million (RMB 43.4 million). The terms of these loans are five to twelve months with variable interest rates based on the prevailing interest rates. The effective rates were from 2.40% to 6.09% per annum. The loans are guaranteed by Zhejiang Special Plastic Ltd. and Taizhou Fuling’s general manager and Chair of the Board. As of December 31, 2019, all of them had been repaid in full upon maturity.

(3)

During the year ended December 31, 2019, Taizhou Fuling entered into a series of short-term loan agreements with ICBC for a total amount of $4,521,116. The terms of these loans are three to twelve months with the interest rates ranged from 5.00% to 5.22% per annum. As of December 31, 2019, $1,363,826 of them had been repaid in full upon maturity.

During the year ended December 31, 2018, Taizhou Fuling entered into a series of short-term loan agreements with ICBC for a total amount of $4,557,315. The terms of these loans are five to twelve months with the interest rates ranged from 3.47% to 5.44% per annum. As of December 31, 2019, all of them had been repaid in full upon maturity.

(4)	During the year ended December 31, 2019 and the year ended December 31, 2018, Taizhou Fuling entered into a series of short-term bank borrowing agreements and other financing agreements with BOC. The terms of the loans are five to twelve months, with fixed interest rates based on London InterBank Offered Rate (“LIBOR”) (for loans dominated in USD) or prime loan rates issued by People’s Bank of China (for loans dominated in RMB), plus certain base points. The effective interest rates vary from 3.02% to 5.53% per annum. The loans to Taizhou Fuling are guaranteed by the major shareholders.

(5)	On March 9, 2017, Direct Link entered into a line of credit agreement with East West Bank for $2,000,000 for one year. The annual interest rate is equivalent to LIBOR rate plus 2.75%. On April 7, 2017, Direct Link drew down $1,500,000 with the effective rate of 3.86% per annum. On December 1, 2017, Direct Link drew down another $500,000 with the effective rate of 4.45% per annum. On March 14, 2018, East West Bank approved to extend the loan to June 9, 2018. On June 26, 2018, East West Bank again approved to extend the loan to June 9, 2019. On September 13, 2019, East West Bank approved to extend the loan to September 7, 2021. (See “Long-term Borrowing” below)

Long-term Borrowings

Long-term borrowings represent amounts due to various banks and other companies normally maturing over one year. The principal of the borrowings is due at maturity. Accrued interest is due either monthly or quarterly.

Long-term borrowings consisted of the following:

		As of	As of
		December 31, 2019	December 31, 2018
Pennsylvania Industrial Development Authority – long term	(1)	$566,750	$658,234
Agricultural Bank of China (“ABC”)	(2)	7,161,309	5,815,982
East West Bank (“EWB”) – long term	(3)	2,517,952	729,141
Total		$10,246,011	$7,203,357

(1)	On September 28, 2016, Fuling USA entered into a ten-year Machinery and Equipment Loan Agreement with the Pennsylvania Industrial Development Authority for $937,600, with fixed interest rate of 1.75%. This loan has been collateralized by the machinery and equipment, worth approximately $1.72 million. As of December 31, 2019, the amount of long-term borrowing was $658,234, and it consists of $91,484 of which is due within a year and $566,750 that is due over a year.

Future obligations for payments of this long-term loan are as below:

Twelve months ended December 31,
2020	$91,484
2021	93,098
2022	94,740
2023	96,411
2024	98,112
Thereafter	184,389
Total	$658,234

(2)	In fiscal year 2018, Taizhou Fuling entered into a series of buyer’s credit Loan Agreements with ABC for total of $5,815,982 (RMB 40 million) for 36 months. The effective rates vary from 5.23% to 5.37% per annum. In August 2019, Taizhou Fuling entered into a buyer’s credit Loan Agreement with ABC for total of $1,420,781 (RMB 9.9 million) for 36 months. The effective rate was 4.99% per annum.

(3)	On March 9, 2017, Fuling USA entered into a Delayed Draw Term Loan agreement with East West Bank for $1,000,000. The amount drawn will be turned into a 5-year term loan at LIBOR rate plus 3.00%. The loan is guaranteed by Fuling Global. On April 7 and December 1, 2017, Fuling USA drew down $500,000 (April 2017 Loan) and $500,000 (December 2017 Loan), respectively. April 2017 loan will expire on April 7, 2023 and December 2017 loan will expire on December 1, 2023. Both loans require interest only payment for the first year and require interest and principal payments from second year to sixth year. The initial effective rate was 4.11% per annum. In September 2019, both parties agreed to adjust the effective rate to 4.877%. As of December 31, 2019, the outstanding loan was $717,952, which consists of $200,000 due within a year and $517,952 due over a year.

Future obligations for payments of this long-term loan are as below:

Twelve months ended December 31,
2020	$200,000
2021	200,000
2022	200,000
2023	108,597
2024	9,355
Thereafter	-
Total	$717,952

As of December 31, 2019 and 2018, land use rights in the amount of $7,426,966 and $7,821,842, and property and buildings in the amount of $13,190,384 and $14,071,515, respectively, were pledged for all the above short-term and long-term borrowings.

NOTE 9 – BANK NOTES PAYABLE

Short-term bank notes payables are lines of credit extended by banks that can be endorsed and assigned to vendors as payments for purchases. The notes payable are generally payable within six months. These short-term notes payable are guaranteed by the bank for their full-face value. In addition, the banks usually require the Company to deposit a certain amount of cash (usually range from 30% to 100% of the face value of the notes) at the bank as a guarantee deposit, which is classified on the balance sheet as restricted cash.

The Company had the following bank notes payable as of December 31, 2019:

December 31, 2019
ABC, due various dates from January 26, 2020 to June 20, 2020	$1,802,884
Total	$1,802,884

The Company had the following bank notes payable as of December 31, 2018:

December 31, 2018
ICBC, due May 5, 2019	$286,902
ABC, due various dates from January 4, 2019 to June 27, 2019	2,601,151
Total	$2,888,053

As of December 31, 2019 and 2018, $580,044 and $1,439,063 cash deposits were held by banks as a guaranty for the notes payable, respectively. In addition, as of December 31, 2019 and 2018, notes payable totalling $1,746,914 and $1,448,990 were secured by the properties of the Company and its principal shareholders, respectively.

NOTE 10 – INCOME TAXES

The Company is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which each entity is domiciled.

Fuling Global and Total Faith are both offshore holding companies and are not subject to tax on income or capital gains under the laws of the Cayman Islands and British Virgin Islands, respectively.

Taizhou Fuling and Wenling Changli are incorporated in the PRC and are subject to PRC income tax, which is computed according to the relevant laws and regulations in the PRC. Under the Corporate Income Tax Law of the People’s Republic of China, corporate income tax rate applicable to all companies, including both domestic and foreign-invested companies, is 25%. Taizhou Fuling was recognized as a High-technology Company by Chinese government and subject to a favorable income tax rate of 15% from year 2012 to 2022. $1,492,279, $1,343,322 and $715,087 income tax expenses were exempted for the years ended December 31, 2019, 2018 and 2017, respectively. Per share effect of the tax exemption was $0.09, $0.09 and $0.05 for the years ended December 31, 2019, 2018 and 2017, respectively.

Domo, Fuling USA and Direct Link are incorporated in the United States and subject to the U.S. federal and state income tax. Fuling Indonesia is incorporated in Indonesia and subject to Indonesia income tax.

The following table summarizes income before income taxes and non-controlling interest allocation:

	For the year ended	For the year ended	For the year ended
	December 31, 2019	December 31, 2018	December 31, 2017
United States	$1,904,846	$599,898	$90,466
Foreign	15,055,213	10,374,099	8,963,428
Total	$16,960,059	$10,973,997	$9,053,894

Significant components of the income tax provision were as follows:

	For the year ended	For the year ended	For the year ended
	December 31, 2019	December 31, 2018	December 31, 2017
Current tax provision:
United States	$17,837	$-	$4,455
Foreign	2,217,112	595,461	783,915

Deferred tax provision:
Foreign	319,483	531,275	-
Total	$2,554,432	$1,126,736	$788,370

The deferred tax expense is the change of deferred tax assets and deferred tax liabilities resulting from the temporary difference between tax and U.S. GAAP. Our operations in the U.S. have incurred a cumulative net operating loss of approximately $1,544,000, $2,868,000 and $3,468,000, respectively, as of December 31, 2019, 2018 and 2017. Based on the Tax Cuts and Jobs Act, for tax years beginning January 1, 2018 or later, NOL is allowed to carryforward for an indefinite period and are limited to 80% of each year’s net income. Losses originating in tax years beginning prior to January 1, 2018, carry-forwards are subject to the former tax rules and will expire if it is not utilized after 20 years. The Company periodically evaluates the likelihood of the realization of deferred tax assets, and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized.

For the years ended December 31, 2019, 2018 and 2017, management believes that the realization of the benefit arising from the losses of certain U.S. subsidiaries appears to be uncertain and may not be realizable in the near future. Therefore, 100% valuation allowances of $378,038, $420,056 and $605,081 have been provided against the deferred tax assets of these subsidiaries, respectively.

A new tax regulation under the Provisional Regulations of The People’s Republic of China Concerning Income Tax on Enterprises promulgated by the PRC took effect on May 7, 2018. The new tax regulation allows companies to expense in full all machinery and equipment acquired between January 1, 2018 to December 31, 2020 instead of depreciate over depreciation period, except for any asset with unit price over $0.7 million (RMB 5 million). Thus, deferred tax liabilities resulted from the temporary difference. In fiscal 2018, the Company acquired new machinery and equipment of $3,852,713 (RMB 26.5 million) in total, which were qualified to be fully deducted from taxable income in 2018. In fiscal 2019, the Company acquired new machinery and equipment of $2,993,566 (RMB 20.7 million) in total, which were qualified to be fully deducted from taxable income in 2019. The related deferred tax liabilities amounted to $887,098 and $577,826 as of December 31, 2019 and 2018, respectively.

On December 22, 2017, the U.S. enacted the “Tax Cuts and Jobs Act” (the “Act”). Under the provisions of the Act, the U.S. corporate tax rate decreased from 35% to 21%. U.S. statutory federal rate of 21% rate is applied to the provision for income tax from the fiscal year of 2019.

The following table reconciles the statutory rates to the Company’s effective tax rate:

	For the year ended December 31,	For the year ended December 31,	For the year ended December 31,
	2019	2018	2017
U.S. Statutory rates	21.0%	21.0%	34.0%
Foreign income not recognized in the U.S.	(20.8)	(19.4)	(32.5)
Foreign income tax rate	25.0	25.0	25.0
Effect of favorable income tax rate in certain entity in PRC	(8.9)	(10.5)	(8.1)
R&D tax credit (1)	(2.6)	(3.5)	(2.4)
Change in valuation allowance	(1.9)	(1.7)	(0.3)
Non-taxable permanent difference (2)	3.3	(0.6)	(7.0)
Effective tax rate	15.1%	10.3%	8.7%

(1)	From 1 January 2018 to 31 December 2020, for R&D expenses incurred for new technology, new products, or new craftsmanship, an extra 75% of the actual expenses incurred are also tax-deductible as an incentive.

(2)	It represents expenses incurred by the Company that were not deductible for PRC income tax and income (loss) generated in countries with no income tax obligations.

NOTE 11 – OTHER LOANS PAYABLE

(1)	In October 2016, the Company entered into a sale leaseback arrangement and sold certain machinery located in China to an unrelated third party for approximately $3,603,975 (RMB 25,112,500), and subsequently leased back the machinery for 24 months for a total amount of approximately $3,754,739 (RMB 26,163,022). The Company was required to make a security deposit of approximately $720,795 (RMB 5,022,500). The Company has a bargain purchase option at a price of $Nil to buyback these equipments by the end of the lease term. All these machines are currently being used by the Company for its production purpose. The Company concluded this transaction does not qualify for sale-leaseback accounting and shall record under financing method. Under the financing method, the assets remain on the Company’s consolidated balance sheet and the proceeds from the transactions are recorded as a financing liability.

The loan was fully repaid in June 2018 prior to its maturity:

Total loan payment	$3,754,753
Less: imputed interest	(175,545)
Less: principal	(3,579,208)
Total current portion of payment obligation as of December 31, 2019	$-

Interest expense incurred for the years ended December 31, 2019, 2018 and 2017 amounted to $0, $39,148 and $128,069, respectively.

(2)	In May 2017, the Company entered into another sale leaseback arrangement and sold certain machinery located in China to an unrelated third party for approximately $2,540,184 (RMB 17,700,000), and subsequently leased back the machinery for 36 months for a total amount of approximately $2,714,820 (RMB 18,916,864). The Company was required to make a security deposit of approximately $508,037 (RMB 3,540,000). The Company has a bargain purchase option at a price of $Nil to buyback these equipments by the end of the lease term. All these machines are currently being used by the Company for its production purpose. The Company concluded this transaction does not qualify for sale-leaseback accounting and shall record under financing method. Under the financing method, the assets remain on the Company’s consolidated balance sheet and the proceeds from the transactions are recorded as a financing liability.

The minimum payments for the remaining lease term of 5 months from December 31, 2019 to May 18, 2020 are as follows:

Total loan payment	$2,714,820
Less: imputed interest	(160,941)
Less: principal	(2,177,200)
Total loan balance as of December 31, 2019	376,679
Less: current portion of payment obligation	(376,679)
Long term payable as of December 31, 2019	$-

According to the agreement, future obligations for payments of the above finance lease agreement are as below:

Twelve months ended December 31, 2019
2020	$376,679
2021	-
Total	$376,679

Interest expense incurred for the years ended December 31, 2019, 2018 and 2017 amounted to $35,126, $76,700 and $64,231, respectively.

The loan was fully repaid in March, 2020 prior to its maturity.

(3)	In February 2018, the Company entered into another sale leaseback arrangement and sold certain machinery located in China to an unrelated third party for approximately $5,309,989 (RMB 37,000,000), and subsequently leased back the machinery for 36 months for a total amount of approximately $5,709,824 (RMB 39,786,052). The Company was required to make a security deposit of approximately $1,061,998 (RMB 7,400,000). The Company has a bargain purchase option at a price of $Nil to buyback these equipments by the end of the lease term. All these machines are currently being used by the Company for its production purpose. The Company concluded this transaction does not qualify for sale-leaseback accounting and shall record under financing method. Under the financing method, the assets remain on the Company’s consolidated balance sheet and the proceeds from the transactions are recorded as a financing liability.

The minimum payments for the remaining lease term of 14 months from December 31, 2019 to February 18, 2021 are as follows:

Total loans payment	$5,709,824
Less: imputed interest	(343,940)
Less: principal	(3,141,188)
Total loans payable as of December 31, 2019	2,224,696
Less: current portion of other loans payable	(1,906,882)
Long term payable as of December 31, 2019	$317,814

According to the agreement, future obligations for payments of the above finance lease agreement are as below:

Twelve months ended December 31,
2020	$1,906,882
2021	317,814
2022	-
Total	$2,224,696

Interest expense incurred for the years ended December 31, 2019, 2018 and 2017 amounted to $153,959, $206,803 and $0, respectively.

The loan was fully repaid in March, 2020 prior to its maturity.

(4)	In April 2019, the Company entered into another sale leaseback arrangement and sold certain machinery located in China to an unrelated third party for approximately $2,152,698 (RMB 15,000,000), and subsequently leased back the machinery for 36 months for a total amount of approximately $2,320,646 (RMB 16,170,258). The Company was required to make a security deposit of approximately $430,540 (RMB 3,000,000). The Company has a bargain purchase option at a price of $Nil to buyback these equipments by the end of the lease term. All these machines are currently being used by the Company for its production purpose. The Company concluded this transaction does not qualify for sale-leaseback accounting and shall record under financing method. Under the financing method, the assets remain on the Company’s consolidated balance sheet and the proceeds from the transactions are recorded as a financing liability.

The minimum payments for the remaining lease term of 29 months from December 31, 2019 to May 18, 2022 are as follows:

Total loan payment	$2,152,698
Less: principal	(395,195)
Total loan balance as of December 31, 2019 from lease transaction	1,757,503
Less: current portion of payment obligation	(701,915)
Long term payable as of December 31, 2019	$1,055,588

According to the agreement, future obligations for payments of the above finance lease agreement are as below:

Twelve months ended December 31,
2020	$701,915
2021	737,424
2022	318,164
Total	$1,757,503

Interest expense incurred for the years ended December 31, 2019, 2018 and 2017 amounted to $57,712, $0 and $0, respectively.

The loan was fully repaid in March, 2020 prior to its maturity.

NOTE 12 – COMMITMENTS AND CONTINGENCIES

Letters of Credit

As of December 31, 2019 and 2018, the Company had $222,500 and $5,147,960 outstanding in trade letters of credit, respectively.

Litigation

The Company’s subsidiary Fuling USA is a defendant-counterclaimant in pending litigation in the District Court for the District of Connecticut in the U.S. The plaintiff asserted causes of action for breach of contract, trademark infringement and related unfair competition claims under the Lanham Act, trade secret misappropriation, interference with a business opportunity, breach of fiduciary duty, and violation of the Connecticut Unfair Trade Practices Act. Fuling USA filed an answer and counterclaims seeking declaratory judgment of non-infringement of the trademark, cancellation of the trademark registration, breach of contract, and unjust enrichment. Prior to trial, the parties to the litigation reached a settlement. A stipulation of dismissal of all claims with prejudice was filed with the Court. The case is closed in January, 2020.

NOTE 13 – RELATED PARTY TRANSACTIONS

For the years ended December 31, 2019, 2018 and 2017, significant related party transactions were as follows:

The Company rents space from Zhejiang Special Plastic Ltd. For the years ended December 31, 2019, 2018 and 2017, the total rent expense was $71,144, $55,715 and $54,550, respectively.

The Company rents space to Great NM. For the years ended December 31, 2019, 2018 and 2017, the total rent income was $83,659, $37,599 and $0, respectively.

The Company purchased $2,202,942, $85,767 and $0 materials from Great NM for the year ended 2019, 2018 and 2017. The Company sold $6,971, $27,175 and $0 electricity to Great NM for the year ended 2019, 2018 and 2017. The Company sold $0, $92,571 and $0 fixed assets to Great NM for the year ended 2019, 2018 and 2017.

As of December 31, 2019 and 2018, the balances due to related parties are as follows:

	As of	As of
Due to related parties:	December 31, 2019	December 31, 2018
Jiang Guilan (Chair of Board)	$27,019	$12,200
Zhejiang Special Plastic Ltd.	70,540	-
Total	$97,559	$12,200

Accounts payable to related party:
Great NM	$303,083	$82,014

NOTE 14 – EQUITY

Statutory Reserve

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the surplus reserve are made at the discretion of the Board of Directors. As of December 31, 2019 and 2018, the balance of statutory reserve was $6,962,390 and $5,532,945, respectively.

Share Issuance

On November 18, 2019, the Company granted 7,853 shares to its former Chief Financial Officer, Gilbert Lee. On November 18, 2018, the Company granted 15,705 shares to Gilbert Lee. On November 18, 2017, the Company granted 15,705 shares and 8,000 shares collectively to Gilbert Lee and two directors, respectively. The Company recorded $48,293, $105,276 and $58,867 as stock-based compensation expense for the years ended December 31, 2019, 2018 and 2017, respectively.

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

The following table presents revenue by major products for the years ended December 31, 2019, 2018 and 2017, respectively.

	For the years ended
	December 31, 2019	December 31, 2018	December 31, 2017

Cutlery	$68,648,828	$66,558,851	$62,104,253
Straws	21,887,800	23,572,926	18,631,276
Cups and plates	48,126,622	37,439,353	33,536,297
Others	12,450,121	11,093,142	9,936,680
Total	$151,113,371	$138,664,272	$124,208,506

The following table presents revenue by geographic areas for the years ended December 31, 2019, 2018 and 2017, respectively.

	For the years ended
	December 31, 2019	December 31, 2018	December 31, 2017
Revenue from United States	$129,660,141	$118,307,987	$106,563,934
Revenue from Europe	1,456,825	6,621,940	6,101,139
Revenue from Canada	5,574,844	1,635,667	1,943,946
Revenue from China	10,220,725	8,286,146	7,740,720
Revenue from other foreign countries	4,200,836	3,812,532	1,858,767
Total	$151,113,371	$138,664,272	$124,208,506

Long-lived assets of $59,981,251 and $13,047,425 were located in China and other countries, respectively, as of December 31, 2019. Long-lived assets of $58,848,571 and $4,271,140 were located in China and other countries, respectively, as of December 31, 2018.

NOTE 16 – SUBSEQUENT EVENTS

From January to March 2020, the Company repaid approximately $7.2 million short term bank loans and $0.9 million notes payable that became due. To take advantage of lower interest rate in first quarter 2020, the Company repaid loans with higher interest rate to reduce financing cost and will replenish with short-term loans when needed. The Company repaid approximately $5.7 million long-term bank loans with higher interest rate prior to maturity, and all other loan payable balance (see Note 11). The Company also borrowed approximately $7.5 million short term bank loans as well as approximately $0.5 million notes payable from various banks in China. All the loans and notes payable are guaranteed by its shareholders and related parties.

In December 2019, a novel strain of coronavirus (COVID-19) surfaced. The spread of COVID-19 caused interruption of operation in our China facilities from February to early March, 2020. As the situation is controlled and improved in March, the Company’s manufacturing facilities in China have resumed to 100% capacity since March 17, 2020. The Company’s facilities throughout the globe have implemented additional safety measures to prevent contamination from COVID-19. The Company will continue to closely monitor the situation to ensure a safe and healthy environment and mitigate the impact on operation. The spread of COVID-19 around the world in the first quarter of 2020 has caused significant volatility in U.S. and international markets. There is significant uncertainty around the breadth and duration of business disruptions related to COVID-19, as well as its impact on the U.S. and international economies and, as such, the Company is unable to determine if it will have a material impact on financial result of fiscal 2020.